
05007513

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Aristocrat Leisure Limited

*CURRENT ADDRESS 71 Longueville Road
Lane Cove, NSW 2066
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34870 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐			

OICF/BY: [signature]

DAT : 4/20/05



82-34870

12 January 2004

Mr Stephen Yan
Companies Officer
Australian Stock Exchange Limited
20 Bridge Street
Sydney 2000

Dear Sir

2004 Announcements Calendar
For Immediate Release

The Directors of Aristocrat Leisure Limited have approved the following calendar for announcement of results in 2004.

Date	***Event***
Tuesday, 24 February '04	Announcement of results for year ended 31 December 2003
Wednesday, 10 March '04	Record date for final dividend
Wednesday, 24 March '04	Payment date for final dividend
Wednesday, 31 March '04	Despatch of Annual Report and Notice of Annual General Meeting to shareholders
Tuesday, 4 May '04	Annual General Meeting
Tuesday, 24 August '04	Announcement of results for 6 months ending 30 June 2004
Wednesday, 8 September 04	Record date for interim dividend
Wednesday, 22 September 04	Payment date for interim dividend and despatch of interim report to shareholders

Yours sincerely

FWE BUSH
Company Secretary

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	168,000 160,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	168,000 @ $1.3525 160,000 @ $1.7750
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued as a result of the exercise of options under the Company's Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various as follows: 9 December, 2003 – 30 December, 2003 7 January, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	470,386,484	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,180,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- ? There is no reason why those +securities should not be granted +quotation.
- ? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- ? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- ? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.



3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 14 January 2004
(Company Secretary)

Print name: Frank BUSH

= = = = =

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



15 January 2004

Mr Stephen Yan
Companies Advisor
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

By e-mail

Dear Stephen,

PRICE QUERY

In response to your query of today's date, the Company advises as follows (using your numbering): -

(1) The Company is not aware of any information concerning it that has not been announced which if known could explain the recent trading in the Company's shares. The Company is not expecting to make any announcements in the immediate future.

(2) Not applicable.

(3) The Company is not aware of any explanation for recent trading. You mentioned a rumour that the Company had withdrawn certain financial claims against the former CEO, Mr Randall. Other than claims which were withdrawn in early December and reported at that time, there is no substance to the rumour.

(4) The Company believes that it is in compliance with the listing rules, including Listing Rule 3.1.

Yours sincerely

FWE BUSH
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0892
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

15 January 2004

Mr Frank Bush
Company Secretary
Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066

By Facsimile: (02) 9420 1352

Dear Frank

Aristocrat Leisure Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $1.96 on 14 January 2004 to a high of $2.15 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at stephen.yan@asx.com.au or by facsimile on **facsimile number (02) 9241 7620.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.D.S.T.) **on** Friday, 16 January 2004).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Your sincerely,



Stephen Yan
<u>Companies Advisor</u>

Direct Line: (02) 9227 0892


ARISTOCRAT

ANNOUNCEMENT

ARISTOCRAT TO DEFEND US PROCEEDINGS REGARDING ALLEGED PATENT INFRINGEMENT

Aristocrat's Australian and US subsidiaries has been served with a complaint in the United States Nevada District Court on behalf of a US based individual.

The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants.

Aristocrat will vigorously defend all of the allegations made by the plaintiff.

Sydney, Australia, 9 February 2004

Media Inquiries: Margot McKay on 0412 132 769


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED
ACN 002 818 368

FOR IMMEDIATE RELEASE TO THE MARKET


Australian Stock Exchange
ALL000167



REGULATORY APPROVAL FOR DIRECTORS AND CFO OF ARISTOCRAT

Aristocrat Leisure Limited is pleased to announce that it has received regulatory approval for the appointment of Mrs Penny Morris and Mr David Simpson as directors and accordingly their appointments are effective immediately.

The Company has also received approval for the appointment of Mr Simon Kelly as Chief Financial Officer and that appointment is also immediately effective.

13 February 2004

Enquiries: - Margot McKay 0412 132 769

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aristocrat Leisure Limited
ABN	44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of appointment	13 February 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aristocrat Leisure Limited
ABN	44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David John Simpson
Date of appointment	13 February 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
106,000 Ordinary Shares in Aristocrat Leisure Limited

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES RETIREMENT OF MR DAVID CREARY

Aristocrat Leisure Limited today announced that Mr David Creary has advised the Company that he would be retiring effective from 29th of February 2004, due to ill health.

Mr Creary joined the Company in 1983 as Sales Manager and was later promoted to Group General Manager, Sales. He was appointed Chief Operating Officer in December 2003. Prior to that time he held the position of Acting Chief Executive Officer for 8 months during 2003.

The Chief Executive Officer of Aristocrat, Mr Paul Oneile, acknowledged Mr Creary's contribution to the Company over his long career. Mr Oneile said: "David has been a part of Aristocrat for over 20 years, and the Company is indebted to him for his service, particularly during the difficult period when he held the position of Acting CEO of the Company. Along with the staff at Aristocrat, I wish David a happy retirement."

Sydney, Australia, 20 February 2004

Media Inquiries: Margot McKay on 0412 132 769


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES OUTCOME OF INQUIRY INTO SYDNEY MORNING HERALD ALLEGATIONS

On 13 December 2003, the Sydney Morning Herald published an article containing a number of allegations in relation to Mr David Creary.

In the article it was claimed that property maintenance and improvements conducted at properties owned by Mr Creary had been improperly invoiced to Aristocrat.

Aristocrat immediately took steps to investigate these allegations and engaged Deloitte Forensic to carry out an independent investigation and to report back to the Company.

Deloitte Forensic conducted their investigation by undertaking interviews and reviewing all relevant documents. These independent investigations have failed to establish any impropriety on the part of Mr Creary in respect of these allegations.

Mr Creary announced today that he would be retiring from Aristocrat and is separately considering his legal rights in relation to these allegations. In the circumstances, it is inappropriate for Aristocrat to make any further comment on these matters.

Sydney, Australia, 20 February 2004

Media Inquiries: Margot McKay on 0412 132 769



ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4E

Preliminary Final Report
Year ended: 31 December 2003

Previous corresponding period: 31 December 2002

Results for Announcement to the Market				**Dec 2003 $'000**
Revenue from ordinary activities	up	1.9%	to	995,226
Profit / (loss) from ordinary activities after tax attributable to members	down	-*	to	(106,040)
Net profit / (loss) for the period attributable to members	down	-*	to	(106,040)
Earnings before interest and tax	down	-*	to	(84,027)
Operating cash flow	up	158.7%	to	204,388

** the percentage change cannot be calculated because in the previous corresponding period, a profit was recorded.*

Dividends	**Amount per security**	**Franked amount per security**	**Record date for determining entitlements to dividends**
Final dividend:			
- Current year	3.0c	1.2c	10 March 2004
- Previous year	6.5c	6.5c	
Interim dividend:			
- Current year	3.0c	3.0c	
- Previous year	5.5c	5.5c	

	Dec 2002	**Dec 2003**
Net tangible assets per security	$0.31	$0.31

For further explanation of the above figures please refer to the Director's report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4E is contained in the Financial Statements.

Financial statements

for the year ended 31 December 2003

Contents

Statements of financial performance

for the year ended 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Revenues from sale of goods	2	**900,169**	872,664	**–**	–
Revenues from services	2	**81,115**	96,806	**–**	–
Total revenues from operating activities		**981,284**	969,470	**–**	–
Cost of sale of goods		**(544,749)**	(434,927)	**–**	–
Cost of providing services		**(72,477)**	(84,554)	**–**	–
Total cost of revenue		**(617,226)**	(519,481)	**–**	–
Gross profit		**364,058**	449,989	**–**	–
Other revenues from ordinary activities	2	**13,942**	6,992	**28,407**	67,794
Research and development costs		**(63,408)**	(65,029)	**–**	–
Sales, marketing and distribution costs		**(165,722)**	(137,115)	**–**	–
General and administration costs		**(227,545)**	(114,675)	**(26,260)**	(11,334)
Borrowing costs	4	**(21,120)**	(19,919)	**(11,155)**	(13,169)
Profit / (loss) from ordinary activities before income tax expense		**(99,795)**	120,243	**(9,008)**	43,291
Income tax credit / (expense)	5	**(6,245)**	(40,148)	**8,007**	2,809
Profit / (loss) from ordinary activities after income tax expense		**(106,040)**	80,095	**(1,001)**	46,100
Net loss attributable to outside equity interest		**–**	108	**–**	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	27	**(106,040)**	80,203	**(1,001)**	46,100
Net increase / (decrease) in asset revaluation reserve	27	**(725)**	–	**–**	–
Net increase / (decrease) in foreign currency translation reserve	27	**(78,200)**	8,531	**–**	–
Adjustment resulting from change in accounting policy for providing for employee benefits	1(t),27	**(354)**	–	**–**	–
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		**(79,279)**	8,531	**–**	–
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		**(185,319)**	88,734	**(1,001)**	46,100
		Cents	Cents		
Basic earnings per share	39	**(22.9)**	17.7		
Diluted earnings per share	39	**(22.9)**	17.6		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

as at 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
CURRENT ASSETS					
Cash assets	7,33	**103,993**	70,291	**81**	71
Receivables	8,33	**231,438**	338,648	**1,770**	1,770
Inventories	9	**78,640**	206,064	**–**	–
Other financial assets	10,33	**8,184**	29,503	**–**	–
Tax assets	11	**9,399**	–	**268**	–
Total current assets		**431,654**	644,506	**2,119**	1,841
NON-CURRENT ASSETS					
Receivables	12,33	**39,496**	79,137	**425,946**	516,910
Inventories	13	**262**	1,108	**–**	–
Other financial assets	14,33	**13,664**	19,040	**405**	405
Property, plant and equipment	15	**109,496**	135,010	**–**	–
Deferred tax assets	16	**66,875**	37,145	**10,565**	2,586
Intangible assets	17	**70,640**	254,601	**–**	–
Total non-current assets		**300,433**	526,041	**436,916**	519,901
Total assets		**732,087**	1,170,547	**439,035**	521,742
CURRENT LIABILITIES					
Payables	18,33	**199,240**	248,396	**1,095**	959
Interest bearing liabilities	19,33	**1,375**	8,856	**–**	–
Current tax liabilities	20	**40,389**	9,240	**–**	452
Provisions	21,33	**14,949**	42,615	**–**	29,700
Other	22	**34,162**	54,366	**–**	–
Total current liabilities		**290,115**	363,473	**1,095**	31,111
NON-CURRENT LIABILITIES					
Interest bearing liabilities	23,33	**172,844**	353,522	**172,666**	230,292
Provisions	24,33	**17,292**	24,109	**–**	–
Other	25,33	**33,158**	31,382	**–**	–
Total non-current liabilities		**223,294**	409,013	**172,666**	230,292
Total liabilities		**513,409**	772,486	**173,761**	261,403
Net assets		**218,678**	398,061	**265,274**	260,339
EQUITY					
Contributed equity	26	**265,733**	246,020	**265,733**	246,020
Reserves	27	**(70,091)**	8,834	**–**	–
Retained profits	27	**23,036**	143,207	**(459)**	14,319
Total equity		**218,678**	398,061	**265,274**	260,339

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows

for the year ended 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,204,522**	1,046,719		–
Payments to suppliers and employees (inclusive of goods and services tax)		**(992,336)**	(889,950)	**–**	–
		212,186	156,769	**–**	–
Interest received		**5,352**	2,951	**10,435**	15,768
Other revenue		**1,677**	1,929	**–**	–
Borrowing costs		**(20,880)**	(19,919)	**(10,915)**	(13,169)
Income taxes paid		**6,053**	(62,719)	**(698)**	(805)
Net cash inflow / (outflow) from operating activities	40	**204,388**	79,011	**(1,178)**	1,794
Cash flows from investing activities					
Payments for purchase of controlled entity net of cash acquired		**–**	(16,528)	**–**	–
Payments for property, plant and equipment		**(30,593)**	(41,733)	**–**	–
Payments for patents and trademarks		**–**	(495)	**–**	–
Payment for outside equity interest		**–**	(121)	**–**	–
Proceeds from sale of related party asset	38	**1,874**	–	**1,874**	–
Loans to related parties		**–**	(2,604)	**23,078**	43,475
Proceeds from sale of property, plant and equipment		**6,913**	2,077	**–**	–
Net cash inflow / (outflow) from investing activities		**(21,806)**	(59,404)	**24,952**	43,475
Cash flows from financing activities					
Proceeds from issues of shares (including transaction costs)		**9,379**	4,553	**9,379**	4,553
Repayment of borrowings		**(176,389)**	(40,000)	**–**	–
Proceeds from borrowings		**65,100**	123,485	**–**	–
Repayment of lease liabilities		**(2,695)**	(3,075)	**–**	–
Dividends paid	6,26	**(33,143)**	(49,751)	**(33,143)**	(49,751)
Net cash inflow / (outflow) from financing activities		**(137,748)**	35,212	**(23,764)**	(45,198)
Net increase in cash held		**44,834**	54,819	**10**	71
Cash at the beginning of the financial year		**70,291**	15,024	**71**	–
Effects of exchange rate changes on cash		**(11,132)**	448	**–**	–
Cash at the end of the financial year	7	**103,993**	70,291	**81**	71
Financing arrangements	23				
Non-cash financing and investing activities	31				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

31 December 2003

Note 1 / Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the new accounting standard AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* for the first time, certain liabilities have been reclassified as described in note 1(ac).

Where necessary, comparative figures have been adjusted to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Aristocrat Leisure Limited ('company' or 'parent entity') as at 31 December 2003 and the results of all controlled entities for the year then ended. Aristocrat Leisure Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is based on the operating results before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account either as provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received. Future income tax benefits relating to timing differences are not brought to account as an asset unless realisation of the benefit is assured beyond reasonable doubt.

A future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax is accounted for and presented in accordance with AASB 1020 *Accounting for Income Tax (Tax-effect Accounting)* issued in October 1989.

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(ii) Specific commitments

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In these circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(iii) Foreign controlled entity
As the foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation, are taken to the foreign currency translation reserve.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs and related employee termination benefits is recognised as at the date of acquisition of an entity or part thereof on the basis described in the accounting policy notes for restructuring costs (note 1(v)) and employee benefits (notes 1(t)).

Goodwill is brought to account on the basis described in note 1(p)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition

(i) Platform / machine sales
Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the carrier or customer, and it is probable that future economic benefits will flow to the company.

(ii) Value added customer agreements
Revenue arising from value added customer agreements (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and software, and for other items including conversions, only as the long-term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(iii) Long-term contracts
Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(iv) Service revenue
Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised progressively over the period of the service agreement.

(v) Revenue in advance
Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(g) Receivables

The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when doubt as to collection exists.

(h) Deferred expenditure

Deferred expenditure represents finance fees that are deferred over the life of the convertible subordinated bonds (note 23). The expense is amortised on a straight line basis over the period during which benefits are expected to arise being 5 years.

(i) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(j) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk adjusted discount rate.

(k) Revaluations of non-current assets

Subsequent to initial recognition as assets, land and buildings are measured at fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. Revaluations are made with sufficient regularity to ensure that the carrying amount of each piece of land and each building does not differ materially from its fair value at the reporting date. Annual assessments are made by the directors, supplemented by independent assessments at least every three years.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in the respect of that class of asset previously recognised as an expense in net profit and loss, the increment is recognised immediately in the statement of financial performance.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non-current assets.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will eventuate.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(l) Other financial assets – Investment securities

The consolidated entity maintains restricted investment securities, which consist principally of US Government securities in order to meet its obligations in Nevada and Native American jurisdictions in respect of progressive jackpots. These are investments which the consolidated entity has the ability and intent to hold until maturity. These invesments are recorded at amortised cost, which approximates market value. Dividend and interest income are recognised in the period earned.

(m) Depreciation of property, plant and equipment

Generally, depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Category	Useful life
Buildings	40 years
Leasehold improvements	2-10 years
Plant and equipment	2-11 years

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(n) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at reporting date are being amortised over periods up to 10 years.

(o) Leased non-current assets

Assets acquired under finance leases (including hire purchase agreements) are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at balance date are being amortised over periods ranging from 2 to 11 years.

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the lease space will be of no future benefit to the consolidated entity. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(p) Intangible assets and expenditure carried forward

(i) Goodwill

On acquisition of some, or all, of the assets in another entity or, in the case of an investment in a controlled entity, on acquisition of some, or all, of the equity of that controlled entity, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which benefits are expected to arise being up to 20 years.

(ii) Copyrights, patents, trademarks and licensing rights

Significant costs associated with copyrights, patents, trademarks and licensing rights are deferred and amortised on a straight line basis over the periods of their expected benefit, which vary from 3 to 5 years.

(q) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 to 120 days.

(r) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(s) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

(t) Employee benefits

(i) Wages and salaries, annual leave and superannuation contributions

Liabilities for wages and salaries, including non-monetary benefits, annual leave and superannuation contributions expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Change in accounting policy for providing for employee benefits

The above policy was adopted with effect from 1 January 2003 to comply with AASB 1028 *Employee Benefits* released in June 2001. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of liability. In accordance with the requirements of the revised standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

The adjustments made at the beginning of the financial year as a result of this change were:

- an increase in consolidated current provisions of $354,000 (parent entity – nil)
- a decrease in consolidated retained profits of $354,000 (parent entity – nil)

The restatements of consolidated and parent entity retained profits and provisions set out in note 1(x) show the information that would have been disclosed had the new accounting policy always been applied.

(iv) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits

Ownership-based remuneration is provided to employees via the Aristocrat Executive Share Option Plan (AESOP), Employee Share Option Plan (ESOP) and the General Employee Share Plan (GESP). Information relating to those schemes is set out in note 34. The last series of options issued under the AESOP plan expired on 12 August 2003 at which time the plan was closed.

No accounting entries are made in relation to the AESOP or the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statements of financial position as share capital.

(vi) Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash flows, discounted using market yields at the reporting date on national government bond with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

(u) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

(v) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for, other than related employee termination benefits, is the estimated cash flows, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee benefits (note 1(t)). Liabilities for costs of restructurings and related employee termination benefits are disclosed in aggregate where the restructuring occurs as a consequence of an acquisition.

Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against the goodwill or discount on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are amortised or depreciated from the date of the reversal.

(w) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

Change in accounting policy for providing for dividends

The above policy was adopted with effect from 1 January 2003 to comply with AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $29,700,000 was made against the consolidated and parent entity retained profits at the beginning of the financial year to reverse the amount provided at 31 December 2002 for the proposed final dividend for that year that was recommended by the directors between the end of the year and the completion of the financial report. This reduced the consolidated and parent entity current liabilities – provisions and total liabilities at the beginning of the financial year by $29,700,000 with corresponding increases in their net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

The restatements of consolidated and parent entity retained profits, provisions and total dividends provided for or paid during the year set out in note 1(x) show the information that would have been disclosed had the new accounting policy always been applied.

(x) **Restatements due to changes in accounting policy**

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
		(Restated)		(Restated)
Restatements of the statements of financial performance				
Profit / (loss) from ordinary activity before employee benefits expense and related income tax expense	**(99,441)**	120,243	**(9,008)**	43,291
Employee benefits expense	**(354)**	–	**–**	-
Profit / (loss) from ordinary activities before related income tax expense	**(99,795)**	120,243	**(9,008)**	43,291
Income tax credit / (expense)	**(6,245)**	(40,148)	**8,007**	2,809
Net profit / (loss)	**(106,040)**	80,095	**(1,001)**	46,100
Net loss attributable to outside equity interest	**–**	108	**–**	-
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	**(106,040)**	80,203	**(1,001)**	46,100
Restatement of retained profits				
Previously reported retained profits at the end of the previous financial year (note 27)	**143,207**	117,735	**14,319**	22,950
Change in accounting policy for providing for dividends	**29,700**	33,843	**29,700**	33,843
Restated retained profits at the beginning of the financial year	**172,907**	151,578	**44,019**	56,793
Change in accounting policy for employee benefits (notes 1(t) and 27)	**(354)**	–	**–**	-
Net profit / (loss) attributable to members of Aristocrat Leisure Limited (note 27)	**(106,040)**	80,203	**(1,001)**	46,100
Total available for appropriation	**66,513**	231,781	**43,018**	102,893
Dividends provided for or paid (see below)	**(43,477)**	(58,874)	**(43,477)**	(58,874)
Restated retained profits at the end of the financial year	**23,036**	172,907	**(459)**	44,019
Restatement of dividends provided or paid				
Previously reported total dividends provided or paid during the financial year (note 6)	**43,477**	54,731	**43,477**	54,731
Adjustment for change in accounting policy for providing for dividends	**–**	4,143	**–**	4,143
Restated total dividends provided for or paid during the financial year	**43,477**	58,874	**43,477**	58,874
Restatement of current liabilities - provisions				
Previously reported net carrying amount at the end of the financial year	**14,949**	54,387	**–**	29,700
Reclassification of annual leave accrual (note 1(ac))	**–**	(11,772)	**–**	-
Currently reported net carrying amount at the end of the financial year (note 21)	**14,949**	42,615	**–**	29,700
Adjustment for change in accounting policy for providing for dividends	**–**	(29,700)	**–**	(29,700)
Adjustment for change in accounting policy for providing for employee benefits	**–**	354	**–**	-
Restated carrying amount at the end of the financial year	**14,949**	13,269	**–**	-

(y) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges, and
- hire purchase charges.

(z) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts (note 33(c)).

The accounting for forward foreign exchange contracts is in accordance with note 1(c)(ii).

(aa) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial period.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after tax income effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ac) Reclassification of liabilities for certain employee benefits

The liabilities for annual leave and related on costs expected to be settled within 12 months of the reporting date have been reclassified from provisions to other creditors in the current year as a result of the adoption of the new accounting standard, AASB 1044 Provisions, *Contingent Liabilities and Contingent Assets*. The directors do not believe there are any significant uncertainties relating to the amount and timing of future payments included in the liabilities for employee benefits, therefore they do not meet the definition of a provision under the new standard. Comparative amounts have also been reclassified to ensure comparability within the *current reporting period*.

(ad) Preparation for International Financial Reporting Standards (IFRS)

The consolidated entity has been evaluating the impact of the planned introduction of International Financial Reporting Standards, which will first impact the consolidated entity's reported results from 1 January 2005. At this stage, based on draft pronouncements, the most significant impacts on the consolidated entity's financials of the adoption of International Financial Reporting Standards are expected to be in relation to the accounting for goodwill amortisation, taxation and the expensing of employee option plan costs.

(ae) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. At balance date, there were no deferred research and development costs.

(af) Intellectual property rights

Aristocrat has entered into an agreement to purchase licences or intellectual property rights to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when consumed.

Note 2 / Revenue

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Revenue from operating activities				
Sale of goods	**885,829**	872,664	**–**	–
Licence fees	**14,340**	–	**–**	–
Revenue from sale of goods	**900,169**	872,664	**–**	–
Revenue from services	**81,115**	96,806	**–**	–
	981,284	969,470	**–**	–
Revenue from outside the operating activities				
Interest	**5,352**	2,986	**10,435**	15,768
Dividends	**–**	–	**16,000**	50,000
Sale of property, plant and equipment	**6,913**	2,077	**–**	–
Other revenue	**1,677**	1,929	**1,972**	2,026
	13,942	6,992	**28,407**	67,794
Revenue from ordinary activities	**995,226**	976,462	**28,407**	67,794

Note 3 / Segment Information

Primary reporting – geographical segments

2003	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	295,870	240,462	(20,558)	360,716	39,338	65,456	–	981,284
Intersegment sales	92,854	–	–	–	–	–	(92,854)	–
Total sales revenue	388,724	240,462	(20,558)	360,716	39,338	65,456	(92,854)	981,284
Other revenue (excluding interest)	6,525	979	–	7	883	196	–	8,590
Total segment revenue (excluding interest)	395,249	241,441	(20,558)	360,723	40,221	65,652	(92,854)	989,874
Interest income								5,352
Total consolidated revenue								995,226
Segment result	(62,467)	(95,236)	(630)	56,086	848	12,896	4,476	(84,027)
Net interest								(15,768)
Profit / (loss) from ordinary activities before income tax expense								(99,795)
Income tax expense								(6,245)
Profit / (loss) from ordinary activities after income tax expense								(106,040)
Outside equity interest in operating profit after income tax								–
Net profit / (loss)								(106,040)
Segment assets	489,936	38,316	31,053	151,874	7,818	22,067	(85,251)	655,813
Unallocated assets								76,274
Total assets								732,087
Segment liabilities	92,503	53,276	23,222	121,306	2,318	6,176	–	298,801
Unallocated liabilities								214,608
Total liabilities								513,409
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	9,181	15,880	4,086	1,017	124	305	–	30,593
Depreciation and amortisation expense	17,670	25,054	–	1,233	260	458	–	44,675
Other non-cash expenses	19,395	128,157	3,588	3,041	69	574	–	154,824
Segment contribution profit / (loss)	83,537	(24,196)	(53,221)	87,748	14,900	17,568	(210,363)	(84,027)

Primary reporting – geographical segments (continued)

2002	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	358,980	293,528	38,369	180,790	51,315	46,488	–	969,470
Intersegment sales	129,688	–	–	–	–	–	(129,688)	–
Total sales revenue	488,668	293,528	38,369	180,790	51,315	46,488	(129,688)	969,470
Other revenue (excluding interest)	2,709	587	–	555	97	58	–	4,006
Total segment revenue (excluding interest)	491,377	294,115	38,369	181,345	51,412	46,546	(129,688)	973,476
Interest income								2,986
Total consolidated revenue								976,462
Segment result	72,433	34,150	7,548	13,554	1,582	9,774	(1,865)	137,176
Net interest								(16,933)
Profit / (loss) from ordinary activities before income tax expense								120,243
Income tax expense								(40,148)
Profit / (loss) from ordinary activities after income tax expense								80,095
Outside equity interest in operating profit after income tax								108
Net profit / (loss)								80,203
Segment assets	722,375	317,717	39,640	116,477	11,258	17,095	(91,160)	1,133,402
Unallocated assets								37,145
Total assets								1,170,547
Segment liabilities	121,718	117,809	31,875	92,390	5,511	2,515	(649)	371,169
Unallocated liabilities								401,317
Total liabilities								772,486
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	14,480	27,907	–	1,328	748	288	–	44,751
Depreciation and amortisation expense	15,670	19,690	–	731	537	228	–	36,856
Other non-cash expenses	419	4,902	–	2,154	90	(360)	–	7,205
Segment contribution profit / (loss)	116,478	46,245	9,200	26,726	20,077	12,927	(94,477)	137,176

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and AASB 1005 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

(c) Segment contribution profit / (loss)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and writedowns of intangible & other non-trading assets. The total amount of these items is included in the unallocated category.

(d) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

Note 4 / Profit / (loss) from ordinary activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Net expenses				
Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:				
Expenses				
Foreign exchange losses				
– Net foreign exchange losses	**2,222**	1,353	**24,614**	10,442
Depreciation				
– Buildings	**965**	1,341	**–**	–
– Plant and equipment	**27,865**	20,086	**–**	–
Total depreciation	**28,830**	21,427	**–**	–
Amortisation				
– Leasehold improvements	**1,544**	1,034	**–**	–
– Goodwill	**12,680**	13,798	**–**	–
– Copyright, patents, trademarks and licencing rights	**1,621**	597	**–**	–
Total amortisation	**15,845**	15,429	**–**	–
Other charges against assets				
– Bad and doubtful debts – trade debtors	**15,250**	811	**–**	–
– Write down of inventories to net realisable value	**40,268**	2,382	**–**	–
– Write down of intellectual property rights to recoverable amount	**7,405**	–	**–**	–
– Write down of intangible assets to recoverable amount	**86,300**	–	**–**	–
– Net decrement from revaluation of non-current assets	**5,366**	–	**–**	–
Borrowing costs	**21,120**	19,919	**11,155**	13,169
Net loss on disposal of property, plant and equipment	**705**	78	**–**	–
Contractual ammendments	**10,910**	–	**–**	–
Redundancy costs	**6,096**	1,520	**–**	–
Legal costs	**18,164**	9,631	**–**	–
Rental expense relating to operating leases				
– Minimum lease payments	**14,425**	14,222	**–**	–
Total rental expense relating to operating leases	**14,425**	14,222	**–**	–

Note 5 / Income tax

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
The income tax expense for the financial year differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:				
Profit / (loss) from ordinary activities before income tax expense	**(99,795)**	120,243	**(9,008)**	43,291
Income tax calculated @ 30%	**(29,939)**	36,072	**(2,702)**	12,987
Tax effect of permanent differences:				
- Non-deductible amortisation	**4,053**	4,515	**–**	-
- Rebateable dividends	**–**	–	**(4,800)**	(15,000)
- Non deductible write-down of land and buildings	**990**	–	**–**	–
- Non deductible write-down of intangibles	**26,692**	–	**–**	–
- Withholding tax on subsidiary dividend	**4,800**	–	**–**	–
- Other items	**1,520**	887	**(477)**	(612)
- Research and development claim	**(2,870)**	(3,430)	**–**	–
Income tax adjusted for permanent differences	**5,246**	38,044	**(7,979)**	(2,625)
Effects of higher rates of tax on overseas income	**8,984**	3,400	**–**	–
Tax losses not previously recognised	**–**	(434)	**–**	–
Under / (over) provision in prior year	**(7,985)**	(862)	**(28)**	(184)
Income tax expense / (credit)	**6,245**	40,148	**(8,007)**	(2,809)

Tax consolidation

At the date of this report, the Directors have not made any formal decision related to the implementation date of tax consolidation. The likely operative date for tax consolidation is expected to be 1 January 2004 to avail the benefits under the transitional tax consolidation rules. It is considered that there will not be any material adverse impact on the consolidated entity in respect of the carrying value of deferred tax balances in various group subsidiaries as currently reported. Further, Aristocrat Leisure Limited, as the parent entity, intends to provide compensation to its wholly owned subsidiaries for the deferred tax balances that may be transferred to it as parent entity of the tax consolidated group.

Note 6 / Dividends

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Ordinary shares					
Interim dividend for 2003 of 3.0 cents (2002 – 5.5 cents): paid					
– Franked @ 30%				**13,819**	25,031
Final dividend for 2002 of 6.5 cents paid in 2003, recognised as a liability at 31 December 2002 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (note 1(w)):					
– Franked @ 30%				**29,658**	29,700
Total dividends provided for or paid				**43,477**	54,731

Dividends not recognised at the end of the period

Since the end of the year the directors have recommended the payment of a final dividend of 3.0 cents (2002 – 6.5 cents) per fully paid ordinary share, partially franked (2002: fully franked) to 1.2 cents based on tax paid at 30%. The aggregate amount of the proposed final dividend expected to be paid on 24 March 2004 out of retained profits at 31 December 2003, but not recognised as a liability at the end of the year as a result of the change in accounting policy for providing for dividends (note 1(w)) is:

			14,100	–

Franked dividends

The dividends proposed as at 31 December 2003 will be partially franked out of existing franking credits.

	Consolidated 2003	Consolidated 2002	Parent entity 2003	Parent entity 2002
Franking credits available for subsequent financial years based on a tax rate of 30% (2002: 30%)	**2,599**	16,157	**2,906**	2,653

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Parent entity retained profits

Internal dividends will be declared to the parent entity from its subsidiaries prior to the payment of any dividend.

Dividend re-investment plan

The last date for receipt of election notices under the Dividend Re-investment Plan is 5pm on the record date; 10 March 2004.

Note 7 / Current assets – Cash assets

	Notes	Consolidated 2003	Consolidated 2002	Parent entity 2003	Parent entity 2002
Cash at bank and on hand	33	**103,993**	70,291	**81**	71

Note 8 / Current assets – Receivables

	Consolidated 2003	Consolidated 2002	Parent entity 2003	Parent entity 2002
Trade debtors*	**237,690**	342,667	**–**	–
Less: Provision for doubtful debts	**14,454**	14,237	**–**	–
	223,236	328,430	**–**	–
Deferred expenditure*	**1,771**	1,192	**1,770**	1,770
Other debtors and prepayments*	**6,431**	9,026	**–**	–
	231,438	338,648	**1,770**	1,770

* *Refer to Note 12 for the non-current portions of these receivables.*

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 9 / Current assets – Inventories

	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Raw materials and stores - at cost		77,869	147,607	–	–
Less: Provision for obsolescence		39,947	12,664	–	–
		37,922	134,943	–	–
Work in progress		806	4,604	–	–
Finished goods - at cost		39,463	66,222	–	–
Less: Provision for obsolescence		6,810	3,814	–	–
		32,653	62,408	–	–
Contract work in progress		535	313	–	–
Inventory in transit – at cost		6,724	3,796	–	–
		78,640	206,064	–	–
Aggregate carrying amount of inventories					
Current - as above		78,640	206,064	–	–
Non-current	13	262	1,108	–	–
		78,902	207,172	–	–

Note 10 / Current assets – Other financial assets

	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Investment securities*	1(l)	7,912	4,775	–	–
Intellectual property rights		272	24,728	–	–
		8,184	29,503	–	–

** Refer to Note 14 for the non-current portions of these other financial assets.*

Note 11 / Current assets – Tax assets

	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Income tax receivable		9,399	–	268	–

Note 12 / Non current assets – Receivables

	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade debtors*		33,327	69,868	–	–
Receivable from other controlled entities		–	–	423,018	509,951
Deferred expenditure*		2,550	4,200	2,550	4,320
Other debtors and prepayments*		3,619	5,069	378	2,639
		39,496	79,137	425,946	516,910

** Refer to Note 8 for the current portions of these receivables.*

Note 13 / Non current assets – Inventories

	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Raw materials and stores – at cost*		1,542	2,008	–	–
Less: Provision for obsolescence		1,280	900	–	–
		262	1,108	–	–

** Refer to Note 9 for the current portions of these inventories.*

Note 14 / Non current assets – Other financial assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Other financial assets					
Investment securities*	1(l)	**13,664**	19,040	**–**	–
Shares in unlisted controlled entities		**–**	–	**405**	405
		13,664	19,040	**405**	405

** Refer to Note 10 for the current portions of these other financial assets.*

Note 15 / Non current assets – Property, plant and equipment

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Land and buildings				
Land and buildings – at fair value	**42,744**	58,246	**–**	–
Leasehold improvements – at cost	**14,132**	16,107	**–**	–
Less: Accumulated amortisation	**5,109**	3,821	**–**	–
	9,023	12,286	**–**	–
Total land and buildings	**51,767**	70,532	**–**	–
Plant and equipment				
Plant and equipment owned – at cost	**156,173**	146,280	**–**	–
Less: Accumulated depreciation	**99,906**	86,022	**–**	–
	56,267	60,258	**–**	–
Plant and equipment owned under finance lease – at cost	**2,105**	5,665	**–**	–
Less: Accumulated depreciation	**643**	1,445	**–**	–
	1,462	4,220	**–**	–
Total plant and equipment	**57,729**	64,478	**–**	–
	109,496	135,010	**–**	–

Valuations of land and buildings

The basis of valuation of land and buildings is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same condition and location.
The December 2003 valuations for the Australian based properties at Rosebery NSW, were based on independent assessments made by a certified practising valuer, Mr R. Horton (Fellow of the Australian Property Institute), of AON Valuation Services. The 2003 valuation for US based properties in Nevada was based on an independent "opinion of value" carried out by Colliers International.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvments $'000	Plant and equipment $'000	Leased plant and equipment $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2003	58,246	12,286	60,258	4,220	135,010
Additions	5	226	30,142	220	30,593
Disposals	(3,983)	(18)	(3,307)	(310)	(7,618)
Depreciation/amortisation expense	(965)	(1,544)	(26,981)	(884)	(30,374)
Revaluation	(6,092)	–	–	–	(6,092)
Foreign currency exchange differences	(4,467)	(1,927)	(5,629)	–	(12,023)
Transfers*	–	–	1,784	(1,784)	–
Carrying amount at 31 December 2003	42,744	9,023	56,267	1,462	109,496

Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period and then moved to owned plant and equipment.

Note 16 / Non current assets – Deferred tax assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Future income tax benefit		**66,875**	37,145	**10,565**	2,586

Of the amount shown as a future income tax benefit, $11,742,000 (2002: nil) is attributable to tax losses.

Note 17 / Non current assets – Intangible assets

Goodwill	**109,325**	286,039	–	–
Less: Accumulated amortisation	**38,685**	33,422	–	–
	70,640	252,617	–	–
Copyrights, patents, trademarks and licencing rights	**2,608**	2,998	–	–
Less: Accumulated amortisation	**2,608**	1,014	–	–
	–	1,984	–	–
	70,640	254,601	–	–

Goodwill has been reviewed at 31 December 2003, and adjusted to reflect the amount and timing of expected future benefits.

As a result of this exercise, a write down of $86.3 million has been recorded against goodwill arising from the acquisition of Casino Data Systems ("CDS") in June 2001. The balance of the movement in goodwill arises from foreign exchange and amortisation.

Note 18 / Current liabilities – Payables

	Notes				
Trade creditors	1(q)	**173,414**	234,308	–	–
Other creditors		**25,826**	14,088	**1,095**	959
		199,240	248,396	**1,095**	959

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 19 / Current liabilities – Interest bearing liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Secured					
Hire purchase liabilities*	30	**1,275**	2,927	**–**	–
Bills payable		**100**	–	**–**	–
		1,375	2,927	**–**	–
Unsecured					
Bills payable*		**–**	5,929	**–**	–
		1,375	8,856	**–**	–

** Refer to Note 23 for the non-current portions of these interest bearing liabilities.*

Note 20 / Current liabilities – Tax liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Provision for taxation		**40,389**	9,240	**–**	452

Note 21 / Current liabilities – Provisions

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Dividend		**–**	29,700	**–**	29,700
Employee benefits*	34	**7,226**	7,387	**–**	–
Progressive jackpot liabilities*	1(s)	**5,247**	4,116	**–**	–
Warranties	1(u)	**2,476**	1,412	**–**	–
		14,949	42,615	**–**	29,700

** Refer to Note 24 for the non-current portions of these provisions.*

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Dividends $'000	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – 2003				
Current and non-current				
Carrying amount at start of year	29,700	22,885	1,412	53,997
Adjustment from change in accounting policy (note 1(w))	(29,700)	–	–	(29,700)
Net additional provisions recognised	–	(5,389)	1,064	(4,325)
Carrying amount at end of year	–	17,496	2,476	19,972
Parent – 2003				
Current				
Carrying amount at start of year	29,700	–	–	29,700
Adjustment from change in accounting policy (note 1(w))	(29,700)	–	–	(29,700)
Carrying amount at end of year	–	–	–	–

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 22 / Current liabilities – Other

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Deferred revenue*		**34,162**	54,366	**–**	–

* Refer to Note 25 for the non-current portions of these other liabilities.

Note 23 / Non current liabilities – Interest bearing liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Secured					
Hire purchase liabilities*	30	**178**	1,228	**–**	–
Unsecured					
Convertible subordinated bonds		**172,666**	230,292	**172,666**	230,292
Bills payable*		**–**	122,002	**–**	–
Total unsecured non-current interest bearing liabilities		**172,666**	352,294	**172,666**	230,292
Total non-current interest bearing liabilities		**172,844**	353,522	**172,666**	230,292
Secured liabilities					
Total secured liabilities (current and non-current) are:					
Bills payable		**100**	–	**–**	–
Hire purchase liabilities		**1,453**	4,155	**–**	–
Total secured liabilities		**1,553**	4,155	**–**	–

* Refer to Note 19 for the current portions of these interest bearing liabilities.

Assets pledged as security

The carrying amounts of assets pledged as security for drawn and undrawn facilities are:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Fixed and floating charges over assets		**259,259**	–	**–**	–
Finance lease					
Plant and equipment under finance lease	15	**1,462**	4,220	**–**	–
Total assets pledged as security		**260,721**	4,220	**–**	–

Convertible subordinated bonds

The parent entity issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 23 June 2001. The bonds mature between 31 May 2006 and 23 June 2006 and are convertible at any time between 29 August 2001 and 16 May 2006 into fully paid ordinary shares in the parent entity at a conversion price of A$8.00 (subject to adjustments) a premium of 26% over the share price of the parent entity's ordinary shares on 31 May 2001. The bonds are redeemable by the parent entity at any time after 31 May 2001 in certain circumstances set out in the Offering Memorandum.

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
The bonds are presented in the statement of financial position as follows:					
Face value of bonds issued		**172,666**	230,292	**172,666**	230,292
Non-current liability		**172,666**	230,292	**172,666**	230,292

Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Credit standby arrangements				
Total facilities				
– Bank overdrafts	**5,000**	5,000	–	–
– Bank loans and bills payable	**132,637**	302,059	–	–
– Other facilities	**19,750**	19,750	–	–
	157,387	326,809	–	–
Used at balance date				
– Bank overdrafts	–	–	–	–
– Bank loans and bills payable	**100**	127,931	–	–
– Other facilities	**1,453**	4,155	–	–
	1,553	132,086	–	–
Unused at balance date				
– Bank overdrafts	**5,000**	5,000	–	–
– Bank loans and bills payable	**132,537**	174,128	–	–
– Other facilities	**18,297**	15,595	–	–
	155,834	194,723	–	–

The applicable weighted average interest rates are shown in note 33.

Note 24 / Non current liabilities – Provisions

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Employee benefits*	34	**5,043**	5,340	–	–
Progressive jackpot liabilities*	1(s)	**12,249**	18,769	–	–
		17,292	24,109	–	–

** Refer to Note 21 for the current portions of these provisions.*

Note 25 / Non current liabilities – Other

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Unsecured				
Deferred revenue*	**27,791**	25,996	–	–
Other	**5,367**	5,386	–	–
	33,158	31,382	–	–

** Refer to Note 22 for the current portions of these other liabilities.*

		2003 Shares	Parent entity 2002 Shares	2003 $'000	Parent entity 2002 $'000

Note 26 / Contributed equity

Ordinary shares, fully paid		**470,226,484**	456,270,939	**265,733**	246,020
Movements in ordinary share capital					
Ordinary shares at the beginning of the financial year	(a)	**456,270,939**	451,237,204	**246,020**	232,344
Shares issued (including transaction costs)	(b)	**5,836,040**	-	**8,828**	(240)
Aristocrat employee option plan share issues	(c)	**429,666**	2,890,660	**551**	4,793
General employee share plan issues	(d)	**1,181,799**	337,976	**-**	-
Dividend reinvestment plan	(e)	**6,508,040**	1,805,099	**10,334**	9,123
Ordinary shares at the end of the financial year		**470,226,484**	456,270,939	**265,733**	246,020

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares issued

Shares issued during the financial year were for the underwriting of the interim dividend paid on 9 September 2003.

(c) Share options

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 34.

(d) General employee share plan

Information concerning the GESP is set out in note 34.

(e) Dividend reinvestment plan

At the May 2002 AGM, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the Directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The Directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend.

Note 27 / Reserves and retained profits

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
a) Reserves					
Asset revaluation reserve		–	725	–	–
Foreign currency translation reserve		**(70,198)**	8,002	–	–
Capital profits reserve		**107**	107	–	–
		(70,091)	8,834	–	–
Movements					
Asset revaluation reserve					
– Opening balance		**725**	725	–	–
– Decrement on revaluation of freehold land and buildings during the year		**(725)**	–	–	–
– Closing balance		–	725	–	–
Foreign currency translation reserve					
– Opening balance		**8,002**	(529)	–	–
– Net exchange differences on translation of foreign controlled entities		**(78,200)**	8,531	–	–
– Closing balance		**(70,198)**	8,002	–	–
b) Retained profits					
Retained profits at the beginning of the financial year		**143,207**	117,735	**14,319**	22,950
Adjustment resulting from change in accounting policy for providing for dividends	1(w)	**29,700**	–	**29,700**	–
Adjustment resulting from change in accounting policy for providing for employee benefits	1(t)	**(354)**	–	–	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		**(106,040)**	80,203	**(1,001)**	46,100
Dividends provided for or paid	6	**(43,477)**	(54,731)	**(43,477)**	(54,731)
Retained profits at the end of the financial year		**(23,036)**	143,207	**(459)**	14,319

(c) Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(k). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of self sustaining foreign controlled entities, are taken to the foreign currency translation reserve, as described in accounting policy note 1(c)(iii).

$71.9 million of the net exchange difference on translation of foreign controlled entities relates to the revaluation of the CDS goodwill at the exchange rate prevailing at the date of the revaluation being 31 December 2003 (note 17).

(iii) Capital profits reserve

Upon disposal of revalued assets, any related revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

Note 28 / Contingent liabilities

(a) Parent entity

A contingent liability exists in relation to a guarantee given by the parent entity in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

The parent entity had a contingent liability of $380,486 (2002: $392,786) in respect of discounting and guarantee facilities.

(b) Consolidated entity

i) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $42,994 (2002: $51,593).

ii) Several other controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise.

iii) The consolidated entity had a contingent liability at 31 December 2003 of $380,486 (2002: $392,786) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the parent entity or a controlled entity to a Director and senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

v) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investments Commission as discussed in note 41.

vi) Aristocrat has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by Aristocrat under the agreement are subject to annual review. Aristocrat expects to pay annual royalties of up to $13,000,000.

vii) Aristocrat has entered into an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. Aristocrat expects to receive annual licence fees of up to $6,500,000.

viii) A statement of claim against Aristocrat Leisure Limited was filed by the former Chief Executive Officer, DH Randall, claiming damages for breach of contract in the order of $12,000,000 and a bonus of $900,000 plus interest and other alleged entitlements. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of those proceedings.

ix) Group proceedings were filed against Aristocrat Leisure Limited in the Supreme Court of Victoria by a group of shareholders who acquired shares in the period 20 September 2002 and 26 May 2003. The claim relates to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. As at the date of this report, it is not possible to quantify the amount of the claim or to comment on the likely outcome of the proceedings.

x) A claim was filed against Aristocrat Technologies Australia Pty Limited by the former Chief Financial Officer, L Jeyaraj, seeking certain orders including orders varying the terms of his employment agreement so as to entitle him to up to 24 months notice of termination (or payment in lieu) or other alternative orders. The proceedings are being defended. On the basis of the claim for compensation to the value of 24 months notice or payment in lieu, the contingent claim made in the proceedings is in the order of $1,270,000 plus costs and interest. At the date of this report it is not possible to determine the likely outcome of the proceedings.

Note 29 / Events occuring after reporting date

A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Limited and Aristocrat Technologies Inc. on behalf of a US based individual. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of those proceedings.

Note 30 / Commitments for expenditure

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Capital commitments					
Capital and other commitments contracted for at the balance date but not recognised as liabilities, payable:					
Within one year		**164**	1,525	**–**	–
		164	1,525	**–**	–
Lease commitments					
Operating leases					
Commitments for minimum lease payments in relation to non cancellable operating leases are payable as follows:					
Within one year		**9,024**	10,684	**–**	–
Later than one year but not later than 5 years		**24,254**	26,922	**–**	–
Later than 5 years		**14,690**	22,009	**–**	–
Commitments not recognised in the financial statements		**47,968**	59,595	**–**	–
Hire purchase liabilities					
Commitments in relation to hire purchase are payable as follows:					
Within one year		**1,353**	3,312	**–**	–
Later than one year but not later than 5 years		**208**	1,255	**–**	–
Minimum lease payments		**1,561**	4,567	**–**	–
Less: Future finance charges		**108**	412	**–**	–
Recognised as a liability		**1,453**	4,155	**–**	–
Total lease liabilities		**1,453**	4,155	**–**	–
Representing hire purchase liabilities:					
Current	19	**1,275**	2,927	**–**	–
Non-current	23	**178**	1,228	**–**	–
		1,453	4,155	**–**	–

Note 31 / Non-cash financing and investing activities

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Acquisition of plant and equipment and motor vehicles by means of finance leases and hire purchase agreements	**220**	2,054	**–**	–

Note 32 / Investments in controlled enitities

	Note	Country of Incorporation	Equity Holding 2003 %	Equity Holding 2002 %
Ultimate parent entity				
Aristocrat Leisure Limited		Australia		–
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	100	100
ASSPA Pty Ltd	(c)	Australia	100	100
Aristocrat Leisure Industries Superannuation Pty Ltd	(c)	Australia	100	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	100	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	100	100
Aristocrat Properties Pty Ltd	(c)	Australia	100	100
Aristocrat International Pty Ltd	(a)	Australia	100	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	100	100
ASSPA (UK) Limited	(b)	UK	100	100
Aristocrat Technologies Europe Limited	(b)	UK	100	100
Aristocrat Technologies NZ Ltd	(b)	New Zealand	100	100
Aristocrat Technologies, Inc.	(b)	USA	100	100
Casino Data Systems	(c)	USA	100	100
CDS Signs, Inc.	(c)	USA	100	100
CDS Services Company	(c)	USA	100	100
CDS Gaming Systems, Inc.	(c)	USA	100	100
Turbopower Software Company	(c)	USA	100	100
CDS Graphics and Imaging, Inc.	(c)	USA	100	100
Hanson Distributing Company	(c)	USA	100	100
Aristocrat Funding Corporation	(c)	USA	100	–
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	100	–
Aristocrat Argentina S.A.	(c)	Argentina	100	100
Aristocrat CA	(c)	Venezuela	100	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies KK	(c)	Japan	100	100
Aristocrat Hanbai KK	(c)	Japan	100	100

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities and Investment Commission. For further information, refer to note 41.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2003 under relevant local legislation.

Note 33 / Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. Trade receivables includes $44.0 million (2002: $88.1million) due from three South American customers of which $37.0 million (2002: $23.8 million) is included in deferred revenue (notes 22 and 25).

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Weighted average interest rate %	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2003							
Financial assets							
Cash and deposits	7	1.59	103,993		–		103,993
Loan to (former) director	38		–	2,211	–		2,211
Trade receivables	8,12		–		–	256,563	256,563
Other financial assets							
– investment securities	10,14	0.94	–	7,912	13,664	–	21,576
			103,993	10,123	13,664	256,563	384,343
Financial liabilities							
Payables and other	18,25		–		–	204,607	204,607
Hire purchase liabilities	19,23	6.00	–	1,275	178		1,453
Loans – other	23	5.00	–		172,666		172,666
Bills payable	19,23	6.55	–	100	–		100
Progressive jackpot liabilities	21,24	4.00	–	5,247	12,249	–	17,496
			–	6,622	185,093	204,607	396,322
Net financial assets / (liabilities)			103,993	3,501	(171,429)	51,956	(11,979)
2002							
Financial assets							
Cash and deposits	7	2.06	70,291		–		70,291
Loan to director	38	3.00	–		2,950		2,950
Trade receivables	8,12		–		–	398,298	398,298
Other financial assets							
– investment securities	10,14	0.67	–	4,775	19,040	–	23,815
			70,291	4,775	21,990	398,298	495,354
Financial liabilities							
Payables and other	18,25		–		–	253,782	253,782
Hire purchase liabilities	19,23	6.83	–	2,927	1,228		4,155
Loans – other	23	5.00	–		230,292		230,292
Bills payable	19,23	3.71	–	5,929	122,002		127,931
Progressive jackpot liabilities	21,24	4.47	–	4,116	18,769	–	22,885
			–	12,972	372,291	253,782	639,045
Net financial assets / (liabilities)			70,291	(8,197)	(350,301)	144,516	(143,691)

(c) Forward exchange contracts

A member of the consolidated entity purchases inventory items designated in US dollars and European dollars. To protect against adverse exchange rate movements, forward exchange contracts to purchase US dollars and Euros are used. At balance date, two forward contracts to buy USD 449,533 and sell ZAR at an average rate of ZAR 7.18: USD 1.00 with a maturity of less than five months and one forward exchange contract to buy Euro 50,534 at a rate of ZAR 7.85: Euro 1.00 with a maturity of less than one month were in place. As these contracts are hedging anticipated future purchases, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction.

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2003, there were no off-balance sheet financial assets or liabilities.

Note 34 / Employee benefits

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Employee benefits and related on-costs liabilities:					
– Included in payables – current	18	**28,857**	22,859	**–**	–
– Provision for employee benefits – current	21	**7,226**	7,387	**–**	–
– Provision for employee benefits – non-current	24	**5,043**	5,340	**–**	–
Aggregate employee benefits and related on-costs liabilities		**41,126**	35,586	**–**	–
		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		**2,039**	2,408	**–**	–

Aristocrat Executive Share Option Plan (AESOP)

The AESOP was established on 3 June 1996. It operated as part of an executive remuneration scheme until it was replaced by the Employee Share Option Plan, details of which are given below. There are no options outstanding at balance date.

As at 31 December 2003, no executives (2002: 1) were entitled to any (2002: 66,666) options under this plan.

Employee Share Option Plan (ESOP)

The ESOP was established to issue options over ordinary shares in the parent entity to employees of the group. Options are exercisable, subject to company performance hurdles, under the terms of each option series.

Options are granted under the plan for no consideration and are granted for a five year period.

Options are divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they are divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively.

The employee's entitlements to the options are vested as soon as they become exercisable.

The options cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

The exercise price of the options is based on the weighted average price for all shares in the Company sold on the ASX during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation).

Amounts receivable on the exercise of the options are recognised as share capital.

As at 31 December 2003, 131 employees (2002: 166) were entitled to 8,927,336 (2002: 13,256,336) options under this plan.

Options are detailed in the table below:

Option Series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Add: new issues Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
AESOP									
Series 05	(a)	12-Aug-98	12-Aug-03	0.9000	66,666	–	66,666	–	–
					66,666	–	66,666	–	–
ESOP									
Series 07	(b)	15-Dec-98	15-Dec-03	1.3525	510,000	–	363,000	147,000	–
Series 08	(b)	8-Jan-99	8-Jan-04	1.7750	807,000	–	–	60,000	747,000
Series 10	(b)	25-Aug-99	25-Aug-04	2.7975	100,000	–	–	100,000	–
Series 11	(b)	6-Sep-99	6-Sep-04	3.3725	480,000	–	–	40,000	440,000
Series 12	(b)	3-Apr-00	3-Apr-05	3.9125	2,318,336	–	–	–	2,318,336
Series 13	(b)	14-Jul-00	14-Jul-05	5.4128	400,000	–	–	400,000	–
Series 14A	(b)	1-Aug-00	1-Aug-05	5.7605	800,000	–	–	800,000	–
Series 14B	(c)	1-Aug-00	1-Aug-05	5.7605	253,000	–	–	183,000	70,000
Series 15	(c)	28-Aug-00	28-Aug-05	5.7091	40,000	–	–	40,000	–
Series 16A	(b)	4-Sep-00	4-Sep-05	6.0289	200,000	–	–	200,000	–
Series 16B	(c)	4-Sep-00	4-Sep-05	6.0289	23,000	–	–	–	23,000
Series 17A	(b)	1-Nov-00	1-Nov-05	6.0105	200,000	–	–	–	200,000
Series 17B	(c)	1-Nov-00	1-Nov-05	6.0105	682,000	–	–	183,000	499,000
Series 18	(b)	19-Feb-01	19-Feb-06	5.6224	580,000	–	–	400,000	180,000
Series 19	(b)	1-Mar-01	1-Mar-06	6.3262	33,000	–	–	33,000	–
Series 20	(b)	2-Jul-01	2-Jul-06	6.9814	800,000	–	–	800,000	–
Series 21	(b)	20-Jul-01	20-Jul-06	6.5403	850,000	–	–	525,000	325,000
Series 22	(b)	13-Aug-01	13-Aug-06	6.7820	50,000	–	–	–	50,000
Series 23	(b)	24-Sep-01	24-Sep-06	5.4754	100,000	–	–	–	100,000
Series 24	(b)	25-Oct-01	25-Oct-06	6.3515	20,000	–	–	–	20,000
Series 25	(b)	18-Dec-01	18-Dec-06	6.3028	10,000	–	–	5,000	5,000
Series 26	(b)	7-Mar-02	7-Mar-07	5.9531	2,970,000	–	–	650,000	2,320,000
Series 27	(b)	2-Jul-02	2-Jul-07	5.4102	1,030,000	–	–	950,000	80,000
Series 28	(b)	26-Aug-03	26-Aug-08	1.5597	–	950,000	–	100,000	850,000
Series 29A	(b)	1-Sep-03	1-Sep-08	1.6603	–	125,000	–	–	125,000
Series 29B	(b)	1-Sep-03	1-Sep-08	2.1603	–	125,000	–	–	125,000
Series 29C	(b)	1-Sep-03	1-Sep-08	2.6603	–	125,000	–	–	125,000
Series 29D	(b)	1-Sep-03	1-Sep-08	3.1603	–	125,000	–	–	125,000
Series 30	(b)	3-Nov-03	3-Nov-08	2.0000	–	200,000	–	–	200,000
					13,256,336	1,650,000	363,000	5,616,000	8,927,336
					13,323,002	1,650,000	429,666	5,616,000	8,927,336

Notes

a) Options are exercisable in 3 equal tranches at intervals of 36 months, 48 months and 54 months after the grant date.

b) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after the grant date.

c) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after the grant date.

Options exercised during the financial year and number of shares issued to employees on the exercise of options:

Exercise date	Fair value of shares at issue date $	Consolidated 2003 Number
AESOP		
29 July 2003	**1.73**	**66,666**
		66,666
ESOP		
15 August 2003	**1.71**	**80,000**
21 August 2003	**1.60**	**30,000**
9 September 2003	**1.66**	**5,000**
4 November 2003	**2.34**	**10,000**
6 November 2003	**2.42**	**50,000**
18 November 2003	**2.00**	**20,000**
9 December 2003	**1.78**	**50,000**
10 December 2003	**1.67**	**55,000**
30 December 2003	**1.73**	**63,000**
		363,000
Total		**429,666**

The fair value of the shares issued on the exercise of options is the weighed average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated 2003 Number	Consolidated 2002 Number
Options vested at the reporting date	**1,988,168**	2,226,668

	Consolidated 2003 $	Consolidated 2002 $	Parent entity 2003 $	Parent entity 2002 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**550,957**	4,793,277	**550,957**	4,793,277
Fair value of shares issued to employees on the exercise of options as at their issue date	**782,672**	16,314,801	**782,672**	16,314,801

General Employee Share Plan (GESP)

The GESP was adopted by shareholders at the November 1998 AGM. The GESP is designed to provide employees with qualifying Aristocrat shares under the provisions of Section 139CD of the Australian Income Tax Assessment Act. The Directors determine each year whether offers of qualifying shares will be made. Such offers are limited to a maximum of A$1,000 of Aristocrat fully paid ordinary shares per employee for no cash consideration and are made to all permanent full-time and part-time employees of the consolidated entity. Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully-paid ordinary shares on issue. The first offer was made only to employees based in Australia in 1999. The GESP was subsequently extended to all permanent full-time and part-time employees of the consolidated entity globally. The offers have certain tax advantages to Australian-based employees and, where possible, to overseas employees.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Weighted average market price $	Consolidated 2003 Number	2002 Number	Parent 2003 Number	2002 Number
Shares issued under the plan to participating employees on:					
29 May 2003	5.5596	–	337,976	–	337,976
11 March 2003	1.6733	**8,358**	–	**8,358**	–
23 May 2003	1.6689	**1,173,441**	–	**1,173,441**	–

Aristocrat Staff Superannuation Fund

During the 12 months ended 31 December 2003, the controlled entities in Australia contributed a minimum of 9% of employees' base salary to Aristocrat Staff Superannuation Fund (ASSF), a participating fund in ING Corporate Superannuation, on behalf of Australian based employees. Australian employees who are not members of ASSF are entitled to join an industry-based fund. The ASSF is a defined contribution fund.

Note 35 / Remuneration of directors

	Directors of entities in the consolidated entity		Directors of parent entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
Income paid or payable, or otherwise made available, to Directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	**2,622,156**	4,669,155	**2,622,156**	4,669,155

The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

$	**2003**	2002
30,000 – 39,999	**2**	–
40,000 – 49,999	**1**	–
70,000 – 79,999	**1**	–
90,000 – 99,999	**2**	2
110,000 – 119,999	**–**	2
150,000 – 159,999	**1**	–
180,000 – 189,999	**1**	–
220,000 – 229,999	**–**	1
750,000 – 759,999	**–**	1
1,890,000 – 1,899,999	**1**	–
3,270,000 – 3,279,999	**–**	1

Options are granted to Executive Directors under the ESOP, details of which are set out in note 34. No options were granted to Directors during the 12 months ended 31 December 2003. Directors' remuneration excludes the value of any options granted to Directors. At 31 December 2003, no Director holds any options.

Directors' remuneration excludes insurance premiums paid by controlled entities in respect of Directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual Directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

Note 36 / Remuneration of executives

	Executive officers of the consolidated entity		Executive officers of the parent entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (including Directors) whose remuneration was at least $100,000:				
– Executive officers of the parent entity	**1,897,739**	4,024,206	**1,897,739**	4,024,206
– Executive officers of other entities in the consolidated entity	**6,248,307**	4,123,752	**–**	–
	8,146,046	8,147,958	**1,897,939**	4,024,206

A summary of the numbers of options granted to and exercised by Australian based executive officers (with income of at least $100,000) during the period ended 31 December 2003 is set out below.

	Granted Number	**Exercised Number**	**Outstanding Number**
– Australian-based executive officers of the parent entity	–		–
– Australian-based executive officers of other entities in the consolidated entity	**1,100,000**	**100,000**	**2,010,000**
	1,100,000	**100,000**	**2,010,000**

Executive remuneration excludes the value of any options granted to executives. The terms and conditions relating to the options are set out in note 34.

	Executive officers of the consolidated entity		Executive officers of the parent entity	
	2003	2002	**2003**	2002
$				
100,000 - 109,999	**–**	1	**–**	–
180,000 - 189,999	**1**	–	**–**	–
230,000 - 239,999	**1**	–	**–**	–
290,000 - 299,999	**2**	1	**–**	–
310,000 - 319,999	**1**	–	**–**	–
320,000 - 329,999	**–**	1	**–**	–
330,000 - 339,999	**2**	–	**–**	–
350,000 - 359,999	**–**	1	**–**	–
360,000 - 369,999	**1**	–	**–**	–
380,000 - 389,999	**2**	–	**–**	–
400,000 - 409,999	**1**	1	**–**	–
410,000 - 419,999	**1**	–	**–**	–
420,000 - 429,999	**–**	1	**–**	–
430,000 - 439,999	**–**	1	**–**	–
480,000 - 489,999	**–**	1	**–**	–
570,000 - 579,999	**1**	–	**–**	–
580,000 - 589,999	**–**	1	**–**	–
710,000 - 719,999	**–**	1	**–**	–
750,000 - 759,999	**–**	1	**–**	1
1,700,000 - 1,709,999	**1**	–	**–**	–
1,890,000 - 1,899,999	**1**	–	**1**	–
3,270,000 - 3,279,999	**–**	1	**–**	1

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$	$	**$**	$

Note 37 / Remuneration of auditors

During the year, the auditor of the parent entity and its related practices earned the following remuneration:

	Consolidated 2003 $	Consolidated 2002 $	Parent entity 2003 $	Parent entity 2002 $
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**410,103**	292,750	**–**	–
Other assurance services	**150,370**	54,000	**–**	–
Total audit and other assurance services	**560,473**	346,750	**–**	–
Legal and compliance	**112,155**	45,694	**–**	–
Employee services	**27,606**	123,160	**–**	–
Total remuneration	**700,234**	515,604	**–**	–
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**619,803**	302,250	**–**	–
Other assurance services	**125,290**	62,725	**–**	–
Total audit and other assurance services	**745,093**	364,975	**–**	–
Legal and compliance	**17,147**	54,273	**–**	–
Benchmarking review	**–**	126,751	**–**	–
Total remuneration	**762,240**	545,999	**–**	–

Audit fees for the parent entity were paid by a subsidiary entity.

Note 38 / Related parties

Directors

The names of persons who were Directors of the parent entity at any time during the financial year are as follows: WM Baker; P Draney; JP Ducker; DH Randall; JH Pascoe; and AW Steelman. The Directors DJ Simpson and P Morris obtained regulatory approval in February 2004 and are subject to shareholder approval. The appointment of PN Oneile, who was nominated as Managing Director and Chief Executive Officer on 1 December 2003, is subject to regulatory approval. WM Baker; SM Cohn; P Draney; JP Ducker; DH Randall; JH Pascoe; and AW Steelman were Directors during 2002. P Draney resigned as director 15 April 2003. DH Randall resigned as director from the parent entity and controlled entities on 22 May 2003.

Remuneration and retirement benefits

Information on remuneration and retirement benefits of Directors is disclosed in note 35.

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
Loans to Directors and Director-related entities				
Loans to Directors of entities in the consolidated entity and their Director-related entities comprise:				
Loans outstanding:				
– Loan to DH and V Randall – US$1,665,000 (2002: US$1,665,000)	**2,211,449**	2,949,513	**2,211,449**	2,949,513
Loan repayments received:				
– Loan to DH and V Randall	**–**	–	**–**	–
Net proceeds on sale of Las Vegas, Nevada property – US$1,411,093	**1,874,210**	–	**1,874,210**	–
Interest revenue on loans to directors of entities included in the determination of profit / (loss) from ordinary activities	**–**	34,464	**–**	34,464
Interest payments received:				
– Loan to DH and V Randall	**–**	–	**–**	–

The parent entity is involved in litigation against Mr Randall (and his wife Mrs V Randall) in which the parent entity claims, amongst other things, principal of US$1,665,000 and interest in relation to a loan relating to a residential property in Las Vegas, Nevada, USA. Mrs Randall disputes that she was a recipient of the loan. Mr and Mrs Randall claim that no amount by way of principal or interest is owing to the parent entity.

The loan was the subject of a document called 'Secured Promissory Note' dated 29 July 2002 expressed to have been given by Mr and Mrs Randall, in favour of Aristocrat Leisure Limited. The Promissory Note provided for an interest only loan repayable on sale of the residence or on the departure of Mr Randall from the company. The Promissory Note provided, amongst other things, for interest at the rate of 3% per annum.

During the year, the property was sold and proceeds from the sale of US$1,411,093 (net of selling costs and taxes) were received by the parent entity on 19 December 2003. In the litigation between the parties, the court may hold that those proceeds are to be offset against any amount of the loan and accrued interest payable by Mr and Mrs Randall.

The terms of the Promissory Note provided for other monies, including late charges on delinquent instalments and default interest, to be payable to the parent entity in certain circumstances. No such amounts are included in the above table pending the outcome of the litigation between the parent entity and Mr and Mrs Randall.

Accrued interest revenue included in the determination of profit / (loss) from ordinary activities before income tax was nil (2002: $34,464). No amount of interest or other monies has been included in the determination of profit / (loss) from ordinary activities in the current reporting period pending the outcome of the litigation between the parent entity and Mr and Mrs Randall.

Transactions of Directors and Director-related entities concerning shares or share options

Aggregate numbers of shares and share options of Aristocrat Leisure Limited acquired or disposed of by Directors of the company and consolidated entity or their Director-related entities from the company:

	Parent entity	
	2003	2002
	Number	Number
Acquisitions		
Ordinary shares acquired by on-market transactions	**300,000**	10,000
Options granted under the Employee Share Option Plan	**–**	800,000
Ordinary shares acquired under the Dividend Reinvestment Plan	**5,370**	4,242
Disposals		
Ordinary shares	**300,000**	53,000
Options exercised under the Employee Share Option Plan	**–**	266,666

Information on Directors and Director-related entities concerning shares or share options is disclosed in note 34.

Aggregate numbers of shares and share options of Aristocrat Leisure Limited held directly, indirectly or beneficially by Directors of the company or the consolidated entity or their Director-related entities at balance date:

	2003	2002
Ordinary shares	**508,349**	998,586
Options over ordinary shares	**–**	2,400,000

Other transactions with Directors and Director-related entities

A Director, JP Ducker was a Director of Edelman Public Relations Limited (Edelman). Mr Ducker resigned from his position at Edelman on 7 March 2003. Edelman was paid $216,686 during 2003 (2002: $320,137) of which an amount of $100,457 was accrued for in 2002. The provision of services to the consolidated entity was on normal terms and conditions. No amount was payable to Edelman as at 31 December 2003.

A Director, P Morris was a Non-executive Director of Jupiters Limited at the time of her nomination to the Aristocrat Board of Directors on 21 August 2003, until her resignation as Director of Jupiters Limited on 13 November 2003. During this time, the consolidated entity provided $23,444 of services to Jupiters Limited on normal terms and conditions.

A Director, JH Pascoe is the Managing Director of the Finance and Financial Services practice of Phillips Fox solicitors. Phillips Fox was paid $669,836 (2002: $17,809) for the provision of services to the consolidated entity on normal terms and conditions. An amount of $329,157 has been accrued for as at 31 December 2003.

A domestic residence, in Sydney Australia, purchased in 2002 for $4,053,666 was sold for a book profit of $232,648 in December 2003. The consolidated net loss on disposal of property, plant and equipment in 2003 includes the following revenue and expenses on the sale of freehold land:

	$'000
Revenue – cash consideration	4,402
Expense – sale transaction costs	(185)
Expense – carrying amount of land sold	(3,984)
Gain on sale	233

Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in note 32.

All transactions between entities within the wholly-owned group during the year ended 31 December 2003 and 31 December 2002 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2003 and 31 December 2002 consisted of:

(a) loans advanced by Aristocrat Leisure Limited
(b) loans repaid to Aristocrat Leisure Limited
(c) the receipt of interest on the above loans
(d) the payment of dividends to Aristocrat Leisure Limited
(e) a management fee charging out costs in relation to the General Employee Share Plan.

	Parent entity	
	2003	2002
	$,000	$,000
Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group:		
Management fee revenue	**1,972**	2,026
Interest revenue	**10,422**	15,764
Foreign exchange losses in relation to intercompany loans	**(81,702)**	(35,235)
Dividend revenue	**16,000**	50,000
Aggregate amounts receivable from / payable to entities in the wholly-owned group at balance date:		
Non-current receivables (loans)	**423,018**	509,951

Note 39 / Earnings per share

	Consolidated 2003 Cents	2002 Cents
Basic earnings per share	**(22.9)**	17.7
Diluted earnings per share	**(22.9)**	17.6

	Consolidated 2003 Number	2002 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**462,348,720**	453,664,849
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**462,655,433**	455,636,987

Information concerning the classification of securities

(a) Options

Options granted to employees under AESOP and ESOP are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 34.

(b) Convertible subordinated bonds

Convertible subordinated bonds are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in note 23.

Note 40 / Reconciliation of profit / (loss) from ordinary activities after income tax to net cash flow from operating activities

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Profit / (loss) from ordinary activities after income tax	**(106,040)**	80,203	**(1,001)**	46,100
Depreciation and amortisation	**44,675**	36,856	**–**	–
Dividends	**–**	–	**(16,000)**	(50,000)
Other income	**–**	–	**(1,972)**	(2,026)
Write down of intangibles	**86,300**	–	**–**	–
Write down of land and buildings	**5,366**	–	**–**	–
Net loss on sale of non-current assets	**705**	78	**–**	–
Net foreign exchange differences	**(37,864)**	(10,172)	**24,588**	9,685
Change in operating assets and liabilities:				
– Decrease / (increase) in receivables and deferred revenue	**124,838**	(19,891)	**–**	–
– Decrease / (increase) in inventories	**128,270**	(51,047)	**–**	–
– Decrease / (increase) in tax balances	**(7,960)**	(22,571)	**(8,699)**	(3,614)
– Decrease / (increase) in other operating assets	**15,881**	(21,682)	**1,770**	1,771
– Increase / (decrease) in trade creditors and payables	**(44,626)**	95,685	**136**	(122)
– Increase / (decrease) in other provisions	**(5,137)**	(8,448)	**–**	–
Net cash inflow / (outflow) from operating activities	**204,388**	79,011	**(1,178)**	1,794

Note 41 / Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities and Investments Commission. Under the deed of cross guarantee each of the above-named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'

Set out below is a consolidated statement of financial performance of the 'Closed Group'.

	2003 $'000	2002 $'000
Total revenue	**466,794**	522,645
Cost of goods sold	**(214,484)**	(270,737)
Research and development costs	**(62,570)**	(64,289)
Sales, marketing and distribution costs	**(45,039)**	(54,959)
General and administration costs	**(179,717)**	(53,645)
Borrowing costs	**(19,428)**	(17,943)
Profit / (loss) from ordinary activities before income tax expense	**(54,444)**	61,072
Income tax credit / (expense)	**23,239**	(15,288)
Profit / (loss) from ordinary activities after income tax expense / net profit	**(31,205)**	45,784
Net increase / (decrease) in asset revaluation reserve	**(725)**	-
Adjustment resulting from change in accounting policy for employee benefits	**(354)**	-
Total revenue, expenses and valuation adjustments recognised directly in equity	**(1,079)**	-
Total changes in equity other than those resulting from transactions with owners as owners	**(32,284)**	45,784

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group'.

	2003 $'000	2002 $'000
Retained profits at the beginning of the financial year	**48,981**	57,928
Adjustment resulting from change in accounting policy for providing for dividends	**29,700**	-
Adjustment resulting from change in accounting policy for employee benefits	**(354)**	-
Profit / (loss) from ordinary activities after income tax expense / net profit	**(31,205)**	45,784
Dividends provided for or paid	**(43,477)**	(54,731)
Retained profits / (losses) at the end of the financial year	**3,645**	48,981

Notes to the financial statements

31 December 2003

Set out below is a consolidated statement of financial position of the 'Closed Group'.

	2003 $'000	2002 $'000
Current assets		
Cash assets	**23,383**	11,168
Receivables	**35,674**	69,485
Inventories	**30,779**	64,911
Tax assets	**2,613**	–
Total current assets	**92,449**	145,564
Non-current assets		
Receivables	**253,268**	410,844
Inventories	**262**	1,108
Other financial assets	**82,194**	82,194
Property, plant and equipment	**64,117**	78,320
Deferred tax assets	**44,232**	15,100
Intangible assets	**–**	3,431
Total non-current assets	**444,073**	590,997
Total assets	**536,522**	736,561
Current liabilities		
Payables	**47,284**	87,104
Interest bearing liabilities	**1,375**	2,905
Current tax liabilities	**787**	(4,584)
Provisions	**9,697**	38,433
Other	**10,530**	15,075
Total current liabilities	**69,673**	138,933
Non-current liabilities		
Interest bearing liabilities	**172,844**	291,516
Provisions	**4,287**	4,783
Other	**20,602**	5,866
Total non-current liabilities	**197,733**	302,165
Total liabilities	**267,406**	441,098
Net assets	**269,116**	295,463
Equity		
Contributed equity	**265,733**	246,020
Reserves	**(262)**	462
Retained profits	**3,645**	48,981
Total equity	**269,116**	295,463

Aristocrat Leisure Limited Directors' declaration

31 December 2003

The Directors declare that the financial statements and notes set out on pages 1 to 42:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 41 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 41.

This declaration is made in accordance with a resolution of the Directors.



J H Pascoe
Director

Sydney
24 February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion, the financial report of Aristocrat Leisure Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

PRICEWATERHOUSECOOPERS

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



DS Wiadrowski
Partner

Sydney
24 February 2004

Management Discussion and Analysis

Summary

The Company reported a loss after tax of $106.0 million for the year. This result included a number of one-off adjustments totalling $160.0 million after tax. The underlying profit before these one-off adjustments of $54.0 million was 32.6% lower than the prior year's $80.1 million. These results are summarised below:

	Result before One-off Adjustments	**One-off Adjustments**	**Reported Result**	**Prior Year Result**
	$ Million	**$ Million**	**$ Million**	**$ Million**
Total Revenue	1,021.3	(26.1)	995.2	976.5
Earnings before Interest, Tax, Depreciation and Amortisation	143.4	(182.8)	(39.4)	174.0
Earnings before Interest and Tax	103.5	(187.5)	(84.0)	137.2
Profit/(Loss) before Tax	87.7	(187.5)	(99.8)	120.2
Profit/(Loss) after Tax	54.0	(160.0)	(106.0)	80.1

The Company's financial position remains sound with solid underlying operational trading performance and strong operational cash flows. The cash flow performance was a highlight of the year with operational cash flow increasing by $125.4 million to $204.4 million. Net debt at year end of $70.2 million compares to $292.1 million at the end of 2002. This result reflects the underlying strength of the business, a continued focus on working capital reduction and an overall increased emphasis on cash management.

Statement of Financial Performance

Revenue

Total revenue increased 1.9% to a record $995.2 million. Revenue before one-off adjustments totaled $1,021.3 million, a 4.6% increase on the prior year, despite the translational impact of the strengthening Australian dollar during the year. Had exchange rates remained at 2002 average levels, current year Australian dollar translated revenue would have been $107 million higher than reported, a 12.9% increase over the prior year.

A significant portion of the Company's total segment revenue increase before one-off adjustments was driven by the Japanese business which increased revenue by $179.4 million (98.9%). This increase was offset by revenue declines in Australia (down $59.3 million, 16.4%), North America (down $52.7 million, 17.9%), South America (down $32.9 million on a pre one-off adjustment basis, 85.7%) and New Zealand (down $11.2

million, 21.8%). Revenue from Asia, Europe and South Africa, while small in comparative terms, showed an increase of $19.2 million or 41.3% on the prior year. These results are discussed in more detail in the Business Segment Review.

Earnings

Earnings before interest, tax and one-off adjustments declined by 24.5% or $33.7 million compared with 2002. This decrease reflects the reduction in higher margin North American systems and Australian platform and conversions revenue partially offset by the growth in lower margin Japanese revenue.

The net interest charge for the year fell marginally from $16.9 million to $15.8 million. Interest income increased by $2.4 million, reflecting higher cash deposits but was offset by increased interest expense resulting from higher effective interest rates and average debt levels.

Reported earnings per share declined from 17.7 cents in 2002 to a loss of 22.9 cents. On a pre one-off adjustments basis, earnings per share were 11.7 cents.

Tax

The effective, pre one-off adjustments, tax rate for the year of 38.4% differs from the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials.

The Company's result for the year placed the Australian business in a tax loss position resulting in virtually no tax being payable for the year. In the absence of unforeseen events, the Company expects to utilise these tax losses over the next year.

As a result of tax losses arising in the year, the Company had insufficient franking credits available to fully frank the final dividend for the year. Given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible at this point to reliably determine the extent to which future dividends will be franked.

One-off adjustments

As a result of a number of decisions taken during the year together with the asset and liability review announced in November 2003, a number of one-off adjustments, totaling $160.0 million after tax have been recognised in the year. It is important to note that these one-off adjustments will have little effect on the future cash flow of the Company.

The one-off adjustments comprise:

(1) A reassessment of the carrying value of the Casino Data Systems (CDS) goodwill, the Company's U.S. casino management systems and stepper business ($86.3 million pre and post tax). This adjustment was necessary due to the deterioration in the performance of CDS during the second half and the revised outlook. While initiatives were commenced during the second half to rectify legacy issues in the existing systems business, re-launch

the business's stepper product and increased utilisation of its Wide Area Progressive (WAP) licensed, CDS is unlikely to deliver significant profit growth in the short term.

As a result, the Company has booked an adjustment to the carrying value of the CDS goodwill. There is no cash effect from this one-off adjustment. There will, however, be a reduction in the ongoing amortisation charge of approximately $5.0 million per annum. In addition to the profit and loss charge, a further $71.9 million has been charged to the foreign currency translation reserve to revalue the CDS goodwill at the current exchange rate as required by Australian Accounting Standards.

(2) $19.5 million ($12.6 million post tax) following the clarification of the Company's rights and obligations under prior contractual arrangements with its Peruvian distributor, Corporacion Meier S.A.C. This was in line with the announcement provided to the market on 18 November 2003.

At the time of re-negotiation of these contracts, the Company applied its updated revenue recognition guidelines to the revised agreements, resulting in previously recognised revenue being transferred to deferred revenue.

The balance of the one-off adjustment reflects costs associated with concluding the revised agreements, net of cash payments received between the time of renegotiation and 31 December 2003. There is minimal future cash effect of this charge. Future reported profits will benefit as deferred revenue is recognised as cash is received.

(3) Costs associated with the restructuring of South American contracts announced in the first half, totaling $21.4 million ($14.0 million after tax). There is no future cash or profit effect from this one-off adjustment.

(4) Provisioning for obsolete and excessive inventory of $27.6 million ($18.3 million after tax). This adjustment, part of which was booked and announced in the first half, results from a re-evaluation of the Company's product range and the likely realisation of inventory holdings going forward in light of the expected launch of newer generation technologies. There is no future cash or profit impact of this adjustment.

(5) Additional provisioning for doubtful debts in the American business of $8.8 million ($5.7 million after tax), part of which was booked and announced in the first half. There is no future cash or profit impact of this adjustment.

(6) A write-down of land and buildings totaling $5.5 million ($4.5 million after tax) resulting from independent assessments of the recoverable amounts of the Company's freehold properties. The charge to the profit and loss account is after applying $0.7 million against the brought forward asset revaluation reserve. This one-off adjustment is non cash and will have a negligible impact on future results.

(7) A $7.4 million ($4.8 million after tax) write-down of the carrying value of intellectual property rights previously recorded in the balance sheet. This non-cash adjustment, which was announced at the first half, has been made to more appropriately reflect the future value of the income that the Company expects to derive from using these rights.

(8) Costs associated with resolving legacy issues in the U.S. systems business, totalling $2.6 million ($1.7 million after tax). These costs, which were announced at the first half, were incurred and paid during the year.

(9) Redundancy and termination costs totaling $3.7 million ($2.4 million after tax) resulting from management changes in the U.S. and Australian businesses which were announced at the first half. These costs, which have no impact on future profits, were predominantly incurred in cash during 2003 with the balance payable during 2004.

(10) Other asset write-downs totaling $4.8 million ($3.9 million after tax), including the write-off of the TGS goodwill announced at the first half and adjustments to the carrying value of participation machines in the U.S. These non-cash adjustments do not have any significant impact on future reported results.

(11) Adjustments to tax expense totaling $5.8 million relating to prior year transactions. As deferred tax liabilities crystalise and tax losses are utilised, this adjustment will result in future cash out flows

Collectively, these one-off adjustments have no impact on the Company's banking covenants.

Statement of Financial Position

Individual assets and liabilities denominated in foreign currency have been impacted by the strengthening of the Australian dollar during the year, although in net terms the impact before the foreign exchange revaluation of CDS goodwill amounted to only $6.3 million.

Working capital fell from 30.3% to 11.1% of revenue reflecting the increased focus on cash management, foreign exchange translation impacts and increased inventory provisioning.

The reduction in intangibles largely results from the write-down of CDS goodwill of $86.3 million (discussed under one-off adjustments above), the revaluation of goodwill carrying values using current exchange rates and the annual amortisation charge.

Current and deferred tax assets have increased by an aggregate of $39.1 million largely due to tax losses and timing differences some of which resulted from the one-off adjustments booked during the year. Tax payable has increased by $31.1 million reflecting higher tax liabilities on trading profits in Japan and Europe.

Deferred revenue (included within other current and non-current liabilities) fell from $80.4 million to $62.0 million. This reduction primarily results from changes in foreign exchange rates. The closing balance comprises $37.2 million relating to South American contracts, outstanding Value Added Customer Agreements ("VACA") and prepaid conversions in Australia of $10.3 million with the remainder being revenue received in advance in North America and Europe.

Current provisions have decreased as a result of the change in accounting for dividends as noted in the Financial Statements.

In overall terms, net assets fell from $398.1 million to $218.7 million. This reduction primarily reflects the loss for the year and the revaluation of the carrying value of goodwill to current exchange rates in accordance with Australian Accounting Standards. Net tangible assets increased marginally from $143.5 million to $148.0 million over the year.

Statement of Cash Flows

One of the Company's key strategies during the year was to improve cash management. This increased focus resulted in a significant improvement in cash from operations which increased from $79.0 million to $204.4 million during the year, a highlight of the year's performance.

Strong cash flows enabled the Company to repay its bank debt during the second half, leaving only the U.S.$130 million Convertible Bonds and a nominal bank loan outstanding.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements and separating out the impact of one-off adjustments, is set out below:

	2003 $ Million	2002 $ Million
Net Debt - Opening Balance	**(292.1)**	**(290.6)**
EBIT pre one-off adjustments	103.5	137.2
Depreciation and amortisation pre one-off adjustments	39.9	36.8
EBITDA pre one-off adjustments	143.4	174.0
Net loss on sale of non-current assets	0.7	0.1
Net foreign exchange differences	20.1	5.0
Interest Paid	(15.5)	(16.9)
Net tax (Paid) / Refund	6.1	(62.7)
Cash impact of one-off adjustments	(4.7)	-
Change in operating assets and liabilities	54.3	(20.5)
Net cash inflow / (outflow) from operating activities	**204.4**	**79.0**
Net cash inflow / (outflow) from investing activities	(21.8)	(59.4)
Share issues	9.3	4.6
Dividends paid	(33.1)	(49.7)
Movement in Net Debt	**158.8**	**(25.5)**
Effects of exchange rate changes on net debt	63.1	24.0
Net Debt - Closing Balance	**(70.2)**	**(292.1)**

Improved working capital reflecting the focus on cash management contributed $54.3 million to cash from operations with the balance primarily generated from trading activities. Net other operating cash flows, including those related to one-off adjustments, were relatively immaterial. The net inflow from the working capital reduction and the net tax refund (versus a net payment in 2002) were the key drivers of the significant improvement over the prior year.

The net cash outflow from investing activities fell $37.6 million to $21.8 million reflecting in part non-recurring expenditure in the prior year. In this regard, 2002 cash flows included capital expenditure in relation to the establishment of the Company's U.S. head office in Las Vegas and the $16.5 million cost of the Hanson acquisition. Furthermore, investing cash flows in 2003 benefited from the proceeds of sale of the Balmoral property. Approximately 60% of the year's capital expenditure of $30.6 million relates to participation unit placements in the U.S.

The Company benefited from the strengthening of the Australian dollar during the year which resulted in a $63.1 million reduction in the Australian dollar value of its foreign denominated net debt.

The cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2003 of 3 cents per share ($14.1 million) has been declared and will be paid on 24 March 2004 to shareholders on the register at 5:00pm on 10 March 2004. The dividend will be franked to the extent of 40%. A fully franked interim dividend of 3 cents per share ($13.8 million) was paid on 9 September 2003 in respect of the six months ended 30 June 2003. The total dividend paid and payable in respect of the 2003 year is 6 cents per share.

A final dividend in respect of the year ended 31 December 2002 of 6.5 cents per share ($29.7 million) was paid on 18 March 2003. That dividend was fully franked.

The Dividend Reinvestment Plan ("DRP") will operate in respect of the final dividend for the year ended 31 December 2003. It also operated in respect of the interim dividend paid on 9 September 2003 and the final dividend in respect of the 2002 year paid on 18 March 2003. The Directors intend to exercise their discretion under the Rules of the DRP to amend the DRP issue price for the purposes of the 2003 final dividend because they consider it will be appropriate to preserve equity between those participating in the DRP and shareholders who do not participate. The DRP price (before discount) determined in accordance with the DRP will be adjusted in light of the average of the daily volume weighted share prices on the five Business Days following the Record Date. A discount of 5% will then be applied to determine the final DRP issue price.

Banking facilities

During the year, the Company took the opportunity to rationalise and renegotiate its banking facilities. In doing so, the Company reduced its overall banking facilities available to $137.6 million at 31 December 2003. The Company is confident that given

the strong cash generation of the business and the substantial cash on hand which totalled $104.0 million at year end, these facilities are adequate to meet the ongoing requirements of the business.

Debt ratios

The Company's prima facie debt ratios for 2003 have been distorted by the one-off adjustments referred to above. Pre one-off adjustments, interest and debt coverage ratios remain very strong:

	2003	**2002**
Debt/EBITDA*	1.2X	2.1X
Net Debt/EBITDA*	0.5X	1.7X
EBITDA*/Interest Expense	6.8X	8.7X
Debt/Equity	79.7%	91.0%
Net Debt/Equity	32.1%	73.4%

* Pre one-off adjustments

For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's reviewed the Company's credit rating twice during the year, resulting in its credit rating being lowered from BB+ at the start of the year to BB-. The Company is disappointed at this outcome given its strong cash flow generation and conservative interest and debt coverage ratios going forward.

Foreign Exchange

The Company applied exchange rates prevailing at the year end in translating the overseas balance sheets of controlled entities at 31 December. Generally, the Company translated profits earned offshore at the month end rate for each month.

In Japan, the Company's revenue and costs are predominantly Yen based. Local profitability is not, therefore, significantly impacted by changes in foreign exchange rates, although the business's Australian dollar translated profits vary as foreign exchange rates change.

Elsewhere, the current mix of the Company's offshore earnings and underlying currencies of its major input costs provide to some degree, natural hedges over time against adverse

movements in foreign exchange. However, timing differences may result in short-term impacts on profitability. The degree to which these natural hedges operate effectively will also vary as the mix of the Company's business and underlying input costs change.

Despite the existence of natural hedges reducing the impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change.

Foreign exchange rates compared with 2002 for key currencies are shown below:

AUD:	2003 Year end	2002 Year end
USD	0.7529	0.5645
JPY	81.60	67.46
NZD	1.1589	1.0810

Accounting and Reporting Developments

The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting the Group.

In the current year, the Company has implemented the requirements of revised accounting standards, including AASB 1028 Employee Entitlements and AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. Details of the impact of these changes are set out in note 1(x) of the Financial Statements.

The Company has been evaluating the impact of the planned introduction of International Financial Reporting Standards, which will first impact the Company's reported results from 1 January 2005. At this stage, based on draft pronouncements, the most significant impacts on the Company's financials of the adoption of International Financial Reporting Standards are expected to be in relation to the accounting for goodwill amortisation, taxation and the expensing of employee option plan costs.

Business Segment Review

Australia

Table 1

	2003	2002
Segment Revenue # *	$302.4 million	$361.7 million
Segment Contribution Profit	$83.5 million	$116.5 million
Segment Contribution Profit pre one-off adjustments†	$84.3 million	$116.5 million

Refer to Note 3 in Financial Statements

* Australian segment revenue excludes inter-segment revenue

† For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

Revenue fell by 16.4% to $302.4 million, and segment contribution profit fell by 28.3%. The fall in revenue reflects difficult market conditions and the advanced maturity of each of the Australian gaming jurisdictions. Prices and margins were generally maintained in a difficult market.

2003 Contribution Profit (pre one-off adjustments) as a percentage of revenue was 4.3 points lower than 2002 because of changes in transfer prices effective 1 January 2003 and lower rebuild pricing.

The Australian market is mature and is likely to be subject to ongoing regulatory changes. The Company is working on initiatives to enhance market share and reduce operating costs.

North America

Table 2

	2003	2002
Segment Revenue #	$241.4 million	$294.1 million
Segment Contribution Profit	($24.2) million	$46.2 million
Segment Contribution Profit pre one-off adjustments†	$8.2 million	$46.2 million

Refer to Note 3 in Financial Statements

† For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

Revenue fell by 17.9% from $294.1 million to $241.4 million, reflecting the strengthening Australian dollar during the year. In local currency terms revenue was flat.

Segment Contribution Profit fell as result of the one-off adjustments detailed in the commentary on the Statement of Financial Performance, an adverse change in sales mix and higher operating expenses.

The adverse change in sales mix reflects the $51.2 million decline in higher margin systems sales. This was offset, in part, by strong participation unit and conversion revenue growth.

While unit sales were flat in the first half, some improvement was evident during the second half. Aristocrat's installed base of participation units increased by 140% from 1,148 to 2,755 units over the prior corresponding period, a major highlight of the year.

The approval of Aristocrat's *MKVI* and Ticket-in Ticket-out ("TITO") technology during the year has removed some of the key barriers to entry in the U.S. market.

The Company relocated its R&D centres in Tucson and Colorado Springs to its Las Vegas headquarters. The consolidation of games R&D and systems R&D will allow Aristocrat to capitalise on development and resource synergies and to develop games and systems more efficiently.

Over the next year, the systems business is likely to remain flat, however the Company is confident of continued momentum in the growth of its participation unit base and is expecting increased *MKVI* platform placements.

South America

Table 3

	2003	**2002**
Segment Revenue #	($20.6) million	$38.4 million
Segment Revenue pre one-off adjustments†	$5.5 million	$38.4 million
Segment Contribution Profit/(Loss)	($53.2) million	$9.2 million
Segment Contribution Profit/(Loss) pre one-off adjustments†	($7.6) million	$9.2 million

Refer to Note 3 in Financial Statements

† For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

The decline in revenue resulted from the difficulties encountered late in 2002 and early 2003. Revenue before one-off adjustments decreased by 85.7%, year on year, reflecting the extent of those difficulties and the strengthening Australian dollar.

The disappointing Segment Contribution Loss resulted principally from the one-off adjustments detailed in the commentary on the Statement of Financial Performance and costs arising from various quality and logistical issues which have now been addressed.

During the year, Aristocrat's South American operations were restructured to reflect the change in strategic direction adopted by the Company. The Company introduced enhanced risk management procedures and controls and Aristocrat's local operations were restructured.

The South American business is expected to make a modest contribution to results going forward.

Japan

Table 4

	2003	2002
Segment Revenue #	$360.7 million	$181.3 million
Segment Contribution Profit†	$87.7 million	$26.7 million

Refer to Note 3 in Financial Statements

† There were no one-off adjustments made in relation to Japan. For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

Revenue increased by 98.9% to $360.7 million. Segment Contribution Profit as a percentage of revenue is up 9.6 points to 24.3% as a result of lower agent commissions per unit combined with lower rework costs.

Aristocrat's pachislo operations in Japan provided the highlight of 2003.

83,687 units were sold in 2003, up 121% on the 37,883 units sold in 2002. The two games that accounted for over 80% of the sales were *Kyojin-No-Hoshi*™ ("Star of Giants") and *Mahha-Go-Go-Go*™ game ('Mahha' means speed).

Sammy Corporation integrates Aristocrat's pachislo machines under a *Manufacturing Entrustment Agreement* which was renewed in December 2003. Allocation of highly efficient production resources to *Mahha-Go-Go-Go*™ by Sammy Corporation permitted Aristocrat to satisfy the surge in demand for that product that occurred during the year and was critical to the success enjoyed by the Company in Japan.

The very strong result in the second half is due, to a large extent, to local regulators requiring the withdrawal of certain competitor machines which did not comply with regulatory requirements. This situation provided an opportunity for the placement of Aristocrat machines. It is estimated that this market anomaly contributed between 25% and 35% of Japanese revenue.

New regulations are expected to be introduced in July 2004. It is likely that games approved after the new regulations are introduced will be less popular with players and this is expected to impact on pachislo sales.

As a result of these unique circumstances, it is difficult to predict the extent to which the Company's success in 2003 will be repeated in 2004/2005, although the Company is actively working on initiatives to mitigate any impact on results.

New Zealand

Table 5

	2003	2002
Segment Revenue #	$40.2 million	$51.4 million
Segment Contribution Profit†	$14.9 million	$20.1 million

Refer to Note 3 in Financial Statements

† There were no one-off adjustments made in relation to New Zealand. For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

Revenue decreased by 21.8% to $40.2 million, reflecting difficulties that arose as a result of regulatory and legislative changes.

Although the results for the first half of 2003 were promising, operations were adversely impacted by the introduction of legislative changes in the second half.

Highlights of the year included the Company's casino business which was 40% ahead of the previous year, the rollout of strong *MKVI* games, the launch of *Reel Power*™ games, the performance of new *Hyperlink*™ games and the Company's increasing market share in each of the club, hotel and casino market segments.

The *Smoke-free Environments Amendment Act 2003* will prevent smoking in all indoor bars, clubs, restaurants and casinos from December 2004. Based on the impact of the introduction of less severe smoking restrictions in Victoria in 2001, it is expected that this legislation will impact negatively on gaming revenues in New Zealand from 2005 onwards.

Other International

Table 6

	2003	2002
Segment Revenue #	$65.7 million	$46.5 million
Segment Contribution Profit†	$17.6 million	$12.9 million

Refer to Note 3 in Financial Statements

† There were no one-off adjustments made in relation to "Other International". For further information on one-off adjustments, refer to the commentary on the Statement of Financial Performance

Revenue from other international markets increased by 41.3% from $46.5 million to $65.7 million. This result was driven by strong growth in Europe, principally through sales to Russia.

The South African business reported difficult trading conditions, with only one new casino opening during the year. The principal business focus accordingly shifted to the replacement of stepper product with video games.

In Malaysia, import restrictions on gaming machines prevailed for most of the year. Gaming in the Philippines is continuing to expand and the first gaming machine orders from customers in Macau were received.

Attachments

Financial summary

12 months ended 31 December

$'000 (except where indicated)		2003	2002	2001	2000	1999
Profit and loss items						
Total revenue (i)		995,226	976,462	778,033	549,033	528,897
Ebitda		(39,352)	174,032	159,571	109,239	97,952
Depreciation and amortisation		44,675	36,856	26,075	14,729	14,150
Ebit		(84,027)	137,176	133,496	94,510	83,802
Net interest revenue (expense)		(15,768)	(16,933)	(5,663)	2,994	1,884
Operating profit / (loss) before income tax		(99,795)	120,243	127,833	97,504	85,686
Income tax attributable to operating profit		6,245	40,148	41,580	32,767	26,896
Operating profit / (loss) after income tax		(106,040)	80,095	86,253	64,737	58,790
Outside equity interest		-	108	(241)	138	-
Operating profit / (loss) after income tax attributable to Aristocrat Leisure Limited		(106,040)	80,203	86,012	64,875	58,790
Dividends - ordinary		43,477	54,731	54,386	46,505	25,236
Dividends - special		-	-	-	-	31,400
Total dividends		43,477	54,731	54,386	46,505	56,636
BALANCE SHEET ITEMS ($'000)						
Contributed equity		265,733	246,020	232,344	72,674	69,809
Reserves		(70,091)	8,834	303	(116)	(147)
Outside equity interest		-	-	229	(12)	-
Retained profits		23,036	143,207	117,735	86,109	67,739
Total shareholders' equity		218,678	398,061	350,611	158,655	137,401
Cash		103,993	70,291	15,024	31,388	28,958
Current assets		327,661	574,215	449,912	196,075	151,676
Property, plant and equipment		109,496	135,010	120,043	72,648	66,667
Intangible assets		70,640	254,601	254,453	5,140	6,519
Other non-current assets		120,297	136,430	130,589	23,694	18,407
Total assets		732,087	1,170,547	970,021	328,945	272,227
Current payables		233,402	302,762	171,856	84,272	60,975
Current interest bearing liabilities		1,375	8,856	49,537	5,656	5,936
Current provisions		55,338	51,855	99,420	67,274	58,094
Non-current interest bearing liabilities		172,844	353,522	256,144	4,604	5,689
Non-current provisions		17,292	24,109	5,038	3,232	2,332
Other non-current liabilities		33,158	31,382	37,415	5,252	1,800
Total liabilities		513,409	772,486	619,410	170,290	134,826
Net assets		218,678	398,061	350,611	158,655	137,401
Other information						
Employees at year end	Number	2,039	2,408	2,302	1,926	1,874
Return on Aristocrat shareholders' equity	%	(48.5)	20.1	24.5	40.9	42.8
Basic earnings per share (ii)	Cents	(22.9)	17.7	19.6	15.4	14.1
Net tangible assets per share (ii)	$	0.31	0.31	0.21	0.36	0.31
Dividends per share - ordinary (ii)	Cents	6.00	12.00	12.00	11.00	6.00
- special (ii)	Cents	0	0	0	0	7.50
Total dividends per share	Cents	6.00	12.00	12.00	11.00	13.50
Dividend payout ratio	%	(41.0)	68.2	63.2	71.7	96.3
Issued shares at period end (ii)	'000	470,226	456,271	451,237	422,615	419,611
Net debt (iii)	$'000	70,226	292,087	290,657	0	0
Net debt/equity	%	32.1	73.4	82.9	0	0

(i) Total revenue as per note 2 to the financial statements.
(ii) 1999 figures have been adjusted to show figures on a post split basis.
(iii) Current and non-current borrowings net of cash assets


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES 2003 ANNUAL RESULTS

The Board of Aristocrat Leisure Limited today announced the Company's annual results for the period ended 31 December 2003.

Key points include:

- Revenue for the period increased marginally from $976.5 million to $995.2 million setting a new revenue record for Aristocrat.

- The Company reported a loss after tax of $106.0 million in 2003. This loss arose principally from one-off adjustments amounting to $160.0 million.

- Prior to these one-off adjustments, the Company's net profit after tax of $54.0 million was down 32.6% on the $80.1 million earned in 2002.

- A major achievement of Aristocrat during the year was the $125.4 million increase in operating cash flow over 2002. This strong result enabled the Company to repay all but a nominal amount of bank debt during the year. Over the year net debt, including US convertible bonds, fell from $292.1 million to $70.2 million.

The Chief Executive Officer (designate), Mr Paul Oneile, said the loss was disappointing. However, he was confident of the underlying strength of the Company.

Mr Oneile went on to say: "The strong cash flows generated during the year reflect the underlying financial health of Aristocrat and the resilience of its business.

The Company has taken the necessary action in relation to the one-off adjustments and can now move forward with confidence, totally focused on its core business and customers and driving shareholder value."

Operating sector key points include:

- Australian revenue (excluding intersegment revenue) was $302.4 million, 16.4% less than 2002, reflecting the difficult market conditions that prevailed during the year.

- Segment revenue from North America was down by 17.9% to $241.4 million, however, in local currency terms, revenues were flat year on year. In South America, revenue was negative $20.6 million compared to $38.4 million in 2002.
- A highlight of the year was the Japanese result. Revenue was $360.7 million, a 98.9% increase over 2002. The contribution made by Aristocrat's Japanese business towards total revenue was 36.2% compared to 18.6% in 2002. Notwithstanding the success of the Japanese business during 2003, new regulatory requirements and a return to a more competitive environment during this year may have a negative impact on the Company's operations during 2004. The Company is, however, working on a number of initiatives to mitigate any impact on future results.

Results compared to the same period last year:

	Result before One-off Adjustments $ Million	Variance* %	Reported Result $ Million	Prior Year Result $ Million
Total Revenue	1,021.3	4.6	995.2	976.5
Earnings Before Interest, Tax, Depreciation and Amortisation	143.4	(17.6)	(39.4)	174.0
Earnings Before Interest and Tax	103.5	(24.6)	(84.0)	137.2
Profit/(Loss) before Tax	87.7	(27.0)	(99.8)	120.2
Profit/(Loss) After Tax	54.0	(32.6)	(106.0)	80.1

*Variance represents the difference between the current year results before one-off adjustments and the prior year result

The Board has approved a final dividend in respect of the year ended 31 December 2003 of 3 cents per share. The total dividend for the year is 6 cents. The final dividend, payable on 24 March 2004, will be 40% franked.

Sydney, Australia, 24 February 2004

Media Inquiries: Margot McKay on 0412 132 769


ARISTOCRAT

Aristocrat Leisure Limited

Results for the Year Ended 31 December 2003

Chief Executive Officer
Paul Oneile

Chief Financial Officer
Simon Kelly


ARISTOCRAT
CUSTOMERS ARE OUR
No.1
PRIORITY

Agenda

- Introduction
- Review of Financials
- Review of Operations
  - Australia
  - North America
  - Japan
  - Other
- Final Dividend
- Priorities
- Future

Events that shaped 2003

Asset and Liability Review

Systems Business in the U.S.

Litigation

Regulatory Issues

Management Changes

Japan Results



ARISTOCRAT
No.1

Summary of Results

- Revenue $995.2m
- Loss after tax of $106m
- One-off adjustments of $160m
- Normalised Profit of $54m
- Revenue declines in Australia, North America, New Zealand
- Outstanding result from Japan
- Strong cash flow
- Bank debt repaid

Review of Financials

Profit & Loss Summary

	FY 2003 $m	FY 2002 $m	Variance %
Total Revenue	995.2	976.5	1.9%
EBITDA	(39.4)	174.0	n/a
EBIT	(84.0)	137.2	n/a
Profit before tax	(99.8)	120.2	n/a
Profit after tax	(106.0)	80.1	n/a
Basic EPS (pre goodwill amortisation) (cents)	(19.8)	20.8	n/a
Basic EPS (post goodwill amortisation) (cents)	(22.9)	17.7	n/a
Dividends per share (cents)	6.0	12.0	(50%)

One-Off Items

	($m Pretax)
• Casino Data Systems (CDS) Goodwill	(86.3)
• Corporation Meier re-negotiation	(19.5)
• South American contract	(21.4)
• Obsolete and excessive inventory	(27.6)
• American accounts receivable	(8.8)
• Land and Buildings revaluation	(5.5)
• Intellectual Property rights	(7.4)
• Other	(11.0)
Total PreTax	**(187.5)**
After Tax*	**(160.0)**

* **Includes one-off tax adjustments of $5.8m**

Profit & Loss (Normalised)

	Reported FY2003 $m	FY2003 One-off Adjustments $m	FY2003 Normalised $m	Reported FY2002 $m
Total Revenue	995.2	26.1	**1021.3**	**976.5**
Gross Profit	364.1	74.5	**438.6**	**450.0**
GP%	*36.6%*		*42.9%*	*46.1%*
Expenses	(477.8)	113.0	(364.8)	(336.7)
Profit Before Tax	(99.8)	187.5	87.7	120.2
Income Tax Expense	(6.2)	27.5	(33.7)	(40.1)
Profit After Tax	(106.0)	160.0	54.0	80.1

Cost Reduction Plan Update

	Annualised $m
Delivered	
Salaries and wages	9
Travel and entertainment	1
Marketing	2
Infrastructure/Office consolidation/Other	4
Total Delivered	**16**
Work-in-progress	**5**
Total Annualised Savings	**21**


ARISTOCRAT

No.1

Management Cash Flow

	FY 2003 $m	FY 2002 $m
Net Debt - Opening Balance	**(292.1)**	**(290.6)**
EBIT pre one-off adjustments	103.5	137.2
Depreciation and amortisation pre one-off adjustments	39.9	36.8
EBITDA pre one-off adjustments	143.4	174.0
Net loss on sale of non-current assets	0.7	0.1
Net foreign exchange differences	20.1	5.0
Interest Paid	(15.5)	(16.9)
Tax (Paid) / Refund	6.1	(62.7)
Cash impact of one-off adjustments	(4.7)	-
Change in operating assets and liabilities	54.3	(20.5)
Net cash inflow / (outflow) from operating activities	**204.4**	**79.0**
Net cash inflow / (outflow) from investing activities	(21.8)	(59.4)
Share issues	9.3	4.6
Dividends paid	(33.1)	(49.7)
Movement in Net Debt	**158.8**	**(25.5)**
FX on Net Debt	63.1	24.0
Net Debt - Closing Balance	**(70.2)**	**(292.1)**



ARISTOCRAT
CUSTOMERS
No.1
PRIORITY

Working Capital

	Dec-03 $m	Dec-02 $m	Variance %
Inventory	**78.6**	**206.1**	**-61.9%**
% of revenue	*7.9%*	*21.1%*	*-13.2 Points*
Accounts receivable	**231.4**	**338.6**	**-31.7%**
% of revenue	*23.3%*	*34.7%*	*-11.4 Points*
Accounts Payable	**199.2**	**248.4**	**-19.8%**
% of revenue	*20.0%*	*25.4%*	*-5.4 Points*
Working capital	**110.8**	**296.3**	**-62.6%**
% of revenue	*11.1%*	*30.3%*	*-19.2 Points*

Balance Sheet Summary

	FY2003 $m	FY2002 $m
Working Capital	110.8	296.3
Other Current/Non-Current Assets	61.6	128.8
Property, Plant and Equipment	109.5	135.0
Intangibles	70.6	254.6
Other Current/Non-Current Liabilities	(99.5)	(152.4)
Net Tax Balances	35.9	27.9
Funds Employed	288.9	690.2
Net Debt	(70.2)	(292.1)
Shareholders' Funds	218.7	398.1


Customers No.1 Priority

Key Financials and Ratios

	Dec-03 $m	Dec-02 $m
EBITDA*	143.4	174.0
EBIT*	103.5	137.2
Operating Cash Flow	204.4	79.0
Operating Cash Flow/Revenue (%)*	20.0%	8.1%
Net Debt	70.2	292.1
Net Debt/Equity (%)	32.1%	73.4%
Debt/EBITDA*	1.2X	2.1X
EBITDA*/Interest Expense	6.8X	8.7X
Net Tangible Assets	148.0	143.5
Return on Equity*	24.7%	20.1%

* Pre one-off adjustments


ARISTOCRAT
CUSTOMER
No.1
PRIORITY

Segment Review

Australia

	FY2003 $m	FY2002 $m
Segment Revenue	302.4	361.7
Segment Contribution Profit	83.5	116.5
Segment Contribution Profit pre one-off adjustments	84.3	116.5

- Difficult market environment
- Revenue down 16.4%
- Market share maintained at 66%
- Prices and margins maintained
- Hyperlink continues to outperform floor averages
- Strongest range of games ever releases at AGE 2003

Initiatives and Outlook - Australia

INITIATIVES

- Ticket-out Ticket-in
- Innovative new products
- Business and cost efficiencies

OUTLOOK

- Mature market
- Ongoing regulatory Change
- Initiatives to enhance market share
- Cost reduction

North America

	FY 2003 $m	FY 2002 $m
Segment Revenue	241.4	294.1
Segment Contribution Loss	(24.2)	46.2
Segment Contribution Profit pre one-off adjustments	8.2	46.2

- Revenue flat in local currency terms
- Large one-off adjustments
- Disappointing systems sales and flat unit sales
- Participation units up by 140%
- TITO technology and MKVI technology approved
- R&D centralised in Las Vegas
- Most successful G2E ever – 86 new games titles released


ARISTOCRAT
No.1

Initiatives and Outlook – Nth America

INITIATIVES

- Resolve legacy systems issues
- Participation revenue growth
- New stepper product
- More aggressive marketing
- Key account focus

OUTLOOK

- Systems business likely to remain flat
- Growth in MKVI platform sales
- Continuing growth in participation revenue

Japan

	FY2003 $m	FY2002 $m
Segment Revenue:	360.7	181.3
Segment Contribution Profit:	87.7	26.7

- Revenue increased by 99%
- Units sold up by 121% to 83K
- New management
- Strong relationship with Sammy Corporation
- Market anomaly accounted for 25% - 35% of sales
- Two games, Kyojin No Hoshi and Mahha-Go-Go-Go very successful



No.1

Initiatives and Outlook - Japan

INITIATIVES

- Maximise product in pipeline
- Strengthened R&D teams
- Continuing development of relationship with Sammy
- Alternative revenue sources being explored

OUTLOOK

- Return to more normalised market conditions
- Regulation 5 introduction
- Impact of new regulations on demand for product uncertain
- Initiatives in place to mitigate impact

Other Markets

- **Europe**
  - Strong growth driven by sales in Russia
- **New Zealand**
  - Revenue down 21.8% due to new legislation and regulations
- **South Africa**
  - Revenue growth despite difficult trading conditions
- **Asia Pacific**
  - Success in Philippines; first order from Macau
- **South America**
  - Low risk distributor model introduced

Initiatives and Outlook - Other

INITIATIVES

- Exploit new market opportunities
- Content licensing
- New distributorships
- TITO
- LPM market

OUTLOOK

- Well positioned to exploit new markets



ARISTOCRAT
CUSTOMERS
No. 1
PRIORITY

Final Dividend

- Final dividend of 3 cents per share
- Franked to 40%
- Ex dividend 10 March
- Payable 24 March
- Total 2003 dividend 6 cents per share

Current Business Objectives

- Enhance market leadership position in Australia and New Zealand
- Establish profitable and growing business in North America
- Build on success in Japan
- Internal control, risk management and corporate governance
- Open and transparent communication
- Business and cost efficiencies
- Continue to focus in new markets – UK, Macau
- Focus on R&D and product development
- Cultural change

We will be the leading global supplier of gaming machines and systems

Competitive Advantages

- Development of world class games
- Global presence – multi jurisdictional licenses
- IP library
- Established market positions

We will be the leading global supplier of gaming machines and systems

Strategic Model

- Local content
- Infrastructure in larger markets / distributor model in emerging markets
- Strategic relationships
- Cost efficient supply chain
- Content licensing arrangements
- IP protections
- Revenue participation
- Leading innovator

SUMMARY

- Reported loss of $106M
- Normalised profit of $54M
- Strong cash flow
- Healthy balance sheet
- Clean slate
- Control / governance focus
- Well positioned to exploit global opportunities
- Core competitive advantages
- Shareholder value focus

Aristocrat Leisure Limited

Full Year Results 2003

Appendix

Summary

	2003 Normalised	2003 One-off Adjustments	Dec-03	Dec-02
SEGMENT CONTRIBUTION PROFIT				
Australia	84.3	0.8	83.5	116.5
North America	8.2	32.4	(24.2)	46.2
South America	(7.6)	45.6	(53.2)	9.2
Japan	87.7		87.7	26.7
New Zealand	14.9		14.9	20.1
Other	17.6		17.6	12.9
Total Countries Contribution	205.1	78.8	126.3	231.7
Inter-segment eliminations				
Group R&D Expense	(63.4)		(63.4)	(65.0)
Amortisation - Intangibles	(14.3)		(14.3)	(14.4)
Foreign Exchange	(2.2)		(2.2)	(1.4)
Corporate (incl Mfg under recoveries & Other)	(21.6)	108.8	(130.4)	(13.7)
Subtotal	(101.6)	108.8	(210.4)	(94.5)
Group Segment Contribution Profit (EBIT)	103.5	187.5	(84.0)	137.2

Pre one-off adjustments Segment Results

	Australia	North America	South America	Other Regions	Eliminations	Total
ƚeported Segment Contribution	83.5	(24.2)	(53.2)	120.2	(210.4)	(84.0)
)ne-offs Half 1	0.8	18.8	21.4		14.5	55.5
)ne-offs Half 2:						
;DS Goodwill					86.3	86.3
;larification of South American Contract			19.5			19.5
)bsolete and Excessive Inventory		11.6			2.5	14.1
ⱡdditional Doubtful Debts Provisioning		2.0	2.0			4.0
Vrite down of Land & Buildings					5.5	5.5
)ther Asset and Intangible Write downs			2.7			2.7
;ub-total Half 2	-	13.6	24.2	-	94.3	132.1
)ne-offs Full Year 2003	0.8	32.4	45.6	-	108.8	187.5
Ɩormalised Segment Contribution	84.3	8.2	(7.6)	120.2	(101.6)	103.5

..nent Summary

		Ref to MD&A	Australia	North America	South America	Japan	NZ	Other	Eliminations	Total
Half 1	**SEGMENT REVENUE (excl intersegment sales)**									
	2003 Reported Revenue		143.7	120.3	(11.4)	95.7	24.6	17.8	0.0	390.7
	One-off Adjustments									
	Restructuring of South America contracts	(3)			12.2					12.2
	2003 Revenue Pre one-off adjustments		***143.7***	***120.3***	***0.8***	***95.7***	***24.6***	***17.8***	***0.0***	***402.9***
	2002 Reported Revenue		*174.8*	*136.2*	*37.5*	*55.5*	*17.8*	*16.1*		*437.9*
	SEGMENT CONTRIBUTION PROFIT									
	2003 Reported Segment Contribution Profit (SCP)		36.9	(12.0)	(25.3)	16.6	9.5	2.2	(63.1)	(35.2)
	One-off Adjustments									
	Restructuring of South America contracts	(3)			21.4					21.4
	Provisioning for obsolete & excessive inventory	(4)		8.5					5.0	13.5
	Additional doubtful debts provisioning	(5)		4.8						4.8
	Writedown of intellectual property rights	(7)							7.4	7.4
	Resolution of system legacy issues	(8)		2.6						2.6
	Redundancy & Termination costs	(9)	0.8	2.9						3.7
	Other Asset & intangible writedowns	(10)							2.1	2.1
	Subtotal One-off Adjustments		0.8	18.8	21.4	0.0	0.0	0.0	14.5	55.5
	2003 SCP Pre one-off adjustments		***37.7***	***6.8***	***(3.9)***	***16.6***	***9.5***	***2.2***	***(48.6)***	***20.3***
	2002 Reported SCP		*54.9*	*33.4*	*11.4*	*10.6*	*5.9*	*2.9*	*(50.3)*	*68.8*
Half 2	**SEGMENT REVENUE (excl intersegment sales)**									
	2003 Reported Revenue		158.7	121.1	(9.2)	265.0	15.6	47.9	0.0	599.1
	One-off Adjustments									
	Clarification of South American contract	(2)			13.9					13.9
	2003 Revenue Pre one-off adjustments		***158.7***	***121.1***	***4.7***	***265.0***	***15.6***	***47.9***	***0.0***	***613.0***
	2002 Reported Revenue		*186.9*	*157.9*	*0.9*	*125.8*	*33.6*	*30.4*	*0.0*	*535.5*
	SEGMENT CONTRIBUTION PROFIT									
	2003 Reported SCP		46.6	(12.2)	(27.9)	71.1	5.4	15.4	(147.3)	(48.9)
	One-off Adjustments									
	Writedown of the CDS Goodwill	(1)							86.3	86.3
	Clarification of South American contract	(2)			19.5					19.5
	Provisioning for obsolete & excessive inventory	(4)		11.6					2.5	14.1
	Additional doubtful debts provisioning	(5)		2.0	2.0					4.0
	Writedown of Land & Buildings	(6)							5.5	5.5
	Other Asset & intangible writedowns	(10)			2.7					2.7
	Subtotal One-off adjustments		0.0	13.6	24.2	0.0	0.0	0.0	94.3	132.1
	2003 SCP Pre one-off adjustments		***46.6***	***1.4***	***(3.7)***	***71.1***	***5.4***	***15.4***	***(53.0)***	***83.2***
	2002 Reported SCP		*61.6*	*12.8*	*(2.2)*	*16.1*	*14.2*	*10.0*	*(44.2)*	*68.3*

DIRECTORS' REPORT

FOR THE 12 MONTHS ENDED 31 DECEMBER 2003
ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2003. The information in this report is current as at 24 February 2004 unless otherwise specified. The Directors of Aristocrat Leisure Limited (the "Company") during the twelve months under review and up to the date of this report are:

Table 1
Directors' Particulars, Experience and Special Responsibilities

	Current Directors	
Director	**Experience**	**Special Responsibilities**
JH Pascoe AO, BA, LLB (Hons) Age 55	Nominated June 2001; appointed as Non Executive Director effective December 2001. Chairman and former Managing Director of George Weston Foods Limited. Chairman of Sealcorp Limited, Managing Director of the Finance & Financial Services Practice of Phillips Fox (Solicitors), Chairman, Centrelink.(310,707 shares)	Non-Executive Chair (from September 2003). Member of Compensation and Nomination Committee (from October 2001) and Chair from October 2001 to January 2004. Member of Audit Committee from July 2003.
PN Oneile† BEc Age 55	Nominated December 2003 as Chief Executive Officer and Managing Director; former Chairman and Chief Executive Officer, United International Pictures (UIP) and former Managing Director of The Greater Union Organisation Pty. Limited. Non Executive Director of Vue Entertainment Holdings Limited and Film Finance Corporation Australia Limited (6,000 shares)	Chief Executive Officer and Managing Director
WM Baker BA Age 64	Nominated August 1998; appointed as Non Executive Director effective May 1999. Former Assistant Director of the FBI. Former President of the Motion Picture Association representing the major US film producers. Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc.	Chair of Regulatory Compliance Committee from October, 2000; Member of Audit Committee from July 2003
JP Ducker AO, KCSG Age 71	Nominated July 1999; appointed as Non Executive Director effective October 1999. Former Politician and Trade Union Leader. (85,642 shares)	Non-executive Chair (to September 2003), Member of Audit Committee from January 2001 to January 2004
AW Steelman BA, MLA Age 61	Nominated August 1998; appointed as Non Executive Director effective May 1999. Management Consultant and former US Congressman. Chairman, Alexander Proudfoot Consulting Board of Advisers, Board Member, Texas Growth Fund. International experience in software gaming strategy and government regulation.	Member of Compensation and Nomination Committee from December 1999; Member of Audit Committee from July 2003 to January 2004
DJ Simpson FCPA Age 63	Nominated July 2003; appointed February 2004; former Executive General Manager, Finance, Southcorp Holdings Limited, former Executive General Manager, Finance, Tabcorp Holdings Limited, former Finance Director, Tabcorp Holdings Limited. (106,000 shares)	Chair of Audit Committee from July 2003
P Morris AM, BArch (Hons) MEnvSc.,Dip CD, FRAIA, FAICD Age 55	Nominated August 2003; appointed February 2004; former Director of Australian and Overseas Property for the Commonwealth Government; former Group Executive, Lend Lease Property Services; Director of Landcom, Sydney Harbour Foreshore Authority and subsidiaries and Principal Real Estate Investors (Australia) Limited. Past Director of Jupiters Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post.	Chair of Compensation and Nomination Committee (from January 2004); Member of the Audit Committee from August 2003 to January 2004.
	Former Directors	
DH Randall *Age 57*	*Appointed Managing Director and Chief Executive Officer in July 1998. Former Chairman and Managing Director of NCR Australia Pty Ltd; former Chairman, South Pacific, AT&T. Employment as Chief Executive Officer ceased on 4 April 2003 and as a Director on 22 May 2003.*	*Chief Executive Officer, Member of Compensation and Nomination Committee (until 4 April 2003).*
P Draney *BSc* *Age 54*	*Nominated July 1999; appointed as Non Executive Director effective October 1999. Computer Industry Executive. Joint Chief Executive Officer of Aspect Computing Pty Limited. Director of Brokenwood Wines Limited. Resigned as Director 15 April 2003.*	*Chair of Audit Committee (until 15 April 2003).*

† Subject to regulatory approvals being obtained.

PRINCIPAL ACTIVITIES

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. Aristocrat's objectives are to maintain a leading position in its traditional markets and increase Aristocrat's revenue base globally. There were no significant changes in the nature of those activities during the twelve months under review.

DIVIDENDS

A final dividend in respect of the twelve months ended 31 December 2003 of 3 cents per share ($14.1 million) has been declared and will be paid on 24 March 2004 to shareholders on the register at 5:00pm on 10 March 2004. The final dividend will be franked to 40%. A fully franked interim dividend of 3 cents per share ($13.8 million), as referred to in the Directors' Half Year Report dated 12 August 2003, was paid on 9 September 2003 in respect of the six months ended 30 June 2003. The total dividend paid in respect of 2003 was 6 cents per share.

REVIEW AND RESULTS OF OPERATIONS

A review of the operations of the Consolidated Entity for the year ended 31 December 2003 is set out in the attached Management Discussion and Analysis and Business Segment Review and form part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the financial year ended 31 December 2003 was a loss of $106.0 million after tax.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Company during the twelve months ended 31 December 2003.

EVENTS AFTER BALANCE DATE

On 9 February 2004, the Company announced that it was named as one of the defendants in a patent infringement suit commenced by an individual in the Nevada District Court.

Regulatory approvals were received for Penny Morris and David Simpson and they were formally appointed Directors of the Company on 13 February 2004.

Other than this, no material matters requiring disclosure in this Report have arisen subsequent to 31 December 2003. To the best of their knowledge, other than as set out above, the Directors are not aware of any matter or circumstance that has arisen since 31 December 2003 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis and Business Segment Review and form part of this report. The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

DIRECTORS' ATTENDANCE AT BOARD MEETINGS

Table 2
Directors' Attendance at Board and Committee Meetings
(Meetings attended/held) (5)

Director	Board (1)	Audit Committee (2)	Compensation and Nomination Committee (3)	Regulatory Compliance Committee
Current Directors and Directors Designate				
JH Pascoe	12/12	3/3	1/1	-
PN Oneile (4)	3/3	-	-	-
WM Baker	12/12	3/3	-	9/10
JP Ducker	12/12	3/3	-	-
AW Steelman	12/12	2/2	1/1	-
DJ Simpson	7/7	3/3	-	-
P Morris	5/5	2/2	1/1	-
Former Directors				
DH Randall	2/3	1/1	-	-
P Draney	3/3	1/1	-	-

(1) There were two special meetings of the non-executive directors in March and April 2003 which all five non-executive directors, Messrs. Ducker, Baker, Draney, Pascoe and Steelman, attended. There was a special meeting of the voting non-executive directors in November 2003 attended by Messrs. Pascoe, Baker, Ducker and Steelman.
(2) SM Cohn was a member of the Audit Committee at the time of the 10 February, 2003 meeting.
(3) There was no meeting of the Compensation and Nomination Committee in 2003. All relevant discussion took place at Board level. A meeting was held in 2004.
(4) Subject to regulatory approval.
(5) Note: attendance recorded in this table reflects the attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members (including members elect in respect of whom regulatory approval is pending).

EMOLUMENTS OF BOARD MEMBERS AND SENIOR EXECUTIVES

(i) Broad policy for determining nature and amount of emoluments of board members

The emoluments of non-executive directors are determined, based on external advice, having regard to market conditions, the responsibilities of the positions involved and the regulatory regime applicable to the Group. There is no link between Non-executive Directors' remuneration and the Company's performance.

(ii) Broad policy for determining nature and amount of emoluments of senior executives

The emoluments of senior executives (other than the CEO) are approved by the Compensation and Nomination Committee under a delegation from the Board, based on external advice, having regard to market conditions and the performance of the individuals and the Consolidated Entity.

(iii) Relationship between policy and the Company's performance

The remuneration packages for Executive Directors and executive officers include incentive components related to the performance of the Company, the performance of the relevant business unit and the individual.

(iv) Details of the nature and amount of each element of the emoluments of the Directors and each of the five named officers of the Consolidated Entity receiving the highest emoluments

Table 3

Directors and Five Officers Receiving Highest Emoluments

Directors	Notes	Salary / Fees	Motor Vehicles	Bonus	Super-annuation	Other benefits[2]	Options granted during year[3]	SUBTOTAL	Options using ASIC guidelines[3]	TOTAL
JH Pascoe	a	144,745	-	-	13,027	-	-	157,772	-	157,772
PN Oneile	b	74,083	-	-	556	-	-	74,639	-	74,639
WM Baker	a	95,935	-	-	-	-	-	95,935	-	95,935
JP Ducker	a	170,807	-	-	15,373	-	-	186,180	-	186,180
AW Steelman	a	93,002	-	-	-	-	-	93,002	-	93,002
DJ Simpson	c	45,048	-	-	4,054	-	-	49,102	-	49,102
P Morris	c	32,869	-	-	2,958	-	-	35,827	-	35,827
Former Directors										
P Draney	d	29,321	-	-	2,639	-	-	31,960	-	31,960
DH Randall	d,f	973,137	-	-	11,589	913,013	-	1,897,739	243,687	2,141,426
Executives[1]										
SR Kamo	e	1,667,624	-	490,196	-	170,602	-	2,328,422	-	2,328,422
MR Newburg	g	1,136,589	71,043	-	2,997	41,850	-	1,252,479	37,444	1,289,923
MG Isaacs		409,755	29,933	145,878	10,785	263,541	19,520	879,412	50,017	929,429
DE Barbieri		150,254	37,555	454,631	15,025	4,859	-	662,324	263,999	926,323
DP Creary		600,002	54,089	115,000	11,380	47,409	-	827,880	56,263	884,143

NOTES

1. Executive remuneration is for the consolidated entity - the parent entity has no employees.
2. Other benefits include fringe benefits tax where applicable.
3. Options are valued using the TSR model, the methodology for which is described below. Options have been valued using the ASIC 'Guidelines to valuing options in annual directors' reports' issued in June 2003.

a. *Director for the entire period under review and at the date of this report.*
b. Director elect - subject to regulatory approval.
c. Director as at date of this report. Director for only part of the period under review (refer to table 1 for dates of nomination).
d. Director resigned during the period under review.
e. Executive resigned or terminated during period under review, salary includes retirement benefits.
f. This amount includes contractual entitlements while employed and accommodation benefits.
g. The executives employment was terminated during the period and the executive has received accrued statutory and contracted entitlements.

On 20 February 2004, DP Creary advised the Company of his intention to retire effective 29 February 2004. In addition to his statutory entitlements, the Directors, after receiving legal advice, have agreed to pay Mr Creary a retirement benefit totalling $880,000.

OPTIONS

Valuation of Options

An independent valuation of each tranche of options at their respective grant dates has been performed by Deloitte Touche Tohmatsu ("Deloitte"). In undertaking the valuation of the options, Deloitte have used a Total Shareholder Return model ("TSR"), a modified version of the Merton Reiner Rubinstein Barrier Option model.

It is called a "Barrier" model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that it is more appropriate than the Black Scholes or Binomial models. This pricing model takes into account factors such as the Company's share price at the date of the grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date (5 years). This amount has been included in the executive remuneration disclosures only; no amounts have been expensed in the year ended 31 December 2003.

Details of the ESOP and AESOP, including grant dates and vesting conditions, are set out in Note 34 to the Financial Statements.

Options over Unissued Ordinary Shares of Aristocrat Leisure Limited (Further details are set out in Notes 26 and 34 to the Financial Statements)

The Company has one option plan, the Employee Share Option Plan ("ESOP"). Options are granted for no consideration and are exercisable, subject to performance hurdles, at the market price at the time of grant. The exercise price of options is fixed at the weighted market price of the ordinary shares at the time of grant with no discounts. The Company does not make loans to executives to exercise options.

A total of 8,927,336 options were outstanding at 31 December 2003, representing 1.9% of the issued share capital; these have a volume-weighted average exercise price of $4.4069 and would raise $39.3 million of new capital if exercised. Allowing for earnings on the new capital, the effect on earnings per share would range from neutral to positive, depending on the assumed earning rate. A total of 7,952,336 options have exercise prices in excess of the share price on 31 December 2003.

During the twelve months ended 31 December 2003, Aristocrat Leisure Limited issued a total of 363,000 shares (0.08% of issued capital) as a result of the exercise of 363,000 options with an exercise price of $1.3525 per share. An additional 160,000 shares were issued on the exercise of options with an exercise price of $1.7750 up to the date of this report. There is no amount unpaid as the full exercise price was paid on all options exercised.

A total of 6,203,000 ESOP options lapsed during the period from on 1 January 2003 to the date of this report as the holders ceased to be employees or the options lapsed on the end of their five year term. 1,650,000 ESOP options (0.35% of issued capital) were granted during 2003 at exercise prices between $1.56 and $3.16.

As at the date of this report, a total of 8,180,336 options (equivalent to 1.74% of issued capital) have been issued to 123 employees under ESOP.

Aristocrat Executive Share Option Plan ("AESOP")

The remaining 66,666 options issued under this plan were exercised during the year and the plan has been closed.

Table 4

Holdings of Options of Five Officers Receiving Highest Emoluments

Executive	Number of options	Date granted	Expiry date	Exercise price per option
Gavin Isaacs	200,000	26/08/03	26/08/08	1.5597
	100,000	6/09/99	6/09/04	3.3725
	50,000	7/03/02	7/03/07	5.9531
Dominic Barbieri	20,000	6/09/99	6/09/04	3.3725
	75,000	3/04/00	3/04/05	3.9125
	350,000	7/03/02	7/03/07	5.9531
David Creary	40,000	6/9/99	6/9/04	3.3725
	80,000	3/4/00	3/4/05	3.9125

As at the date of this report, none of the existing directors hold or have ever held options

INDEMNITIES AND INSURANCE PREMIUMS

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Secretary or Executive Officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company renewed its Directors and Officers Insurance policy in respect of insurance cover of Directors and officers; it is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices.

ENVIRONMENTAL REGULATION

The Company's operations have a limited impact on the environment. The Company manufactures gaming machines, games and systems at its Rosebery facilities which are zoned Industrial (4) under Local Environmental Plan 114 and are the subject of New South Wales and Australian Federal Government environmental legislation. The Company integrates (assembles) machines in Las Vegas, Nevada. Machines are also assembled under contract in Japan.

Gaming machines are manufactured from coated steel and a composite material used to fabricate the door (which is fabricated off-site by a contractor). The Company also manufactures circuit boards, using components purchased from third parties.

The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing process. The use of chemicals is confined to the Company's photographic and screen printing operations, its paint shop and some assembly processes. Chemicals are stored in secure storage areas.
The Company utilises electricity and compressed air (produced by electrically driven compressors) for cabinet assembly purposes.

Waste liquids used in the production process include oil, plating and paint shop waste. Plating and paint shop wastes are treated before discharge into the sewer. The Company holds trade waste licences to discharge these trade wastes as set out below. The Company employs eight staff with environmental control responsibilities.

The Company uses approximately 7 million KWh of energy in its global manufacturing operations (4.5 million KWh in Australia) and estimates that it uses less than three million KWh of energy in its remaining global operations (2.4 million KWh in Australia).

The Company recycles both waste steel and trade-in machines (when possible). Trade-in machines are "rebuilt" by Jubilee, which strips down the trade-in machines and reuses and/or refurbishes as many parts as possible.

The Company held the following licences/certificates and registrations in Australia in relation to the financial year:

(a) WorkCover (New South Wales) and Environmental Protection Authority (New South Wales) Licences for the Keeping and Handling of Dangerous Goods and an EPA Generators Licence.

(b) Three Trade Waste Certificates issued by Sydney Water for discharges to the sewer from Plant 1, 2 and 3 respectively. The Company regularly monitors effluent discharge to ensure that the discharge limits prescribed by Sydney Water are not exceeded.

(c) Cooling Tower Registration

Cooling towers are cleaned regularly in accordance with NSW Department of Health recommendations.

The Company has received no complaints or notices under any legislation or regulations in relation to any of its activities from an environmental perspective.

The Directors are not aware of any environmental issues which would materially affect the Aristocrat Group and believe that the Company's environmental performance has been satisfactory given the limited impact on the environment that its activities could have and the environmental regulation to which it is subject.

PROCEEDINGS ON BEHALF OF COMPANY

No proceedings have been brought on behalf of the Company under Section 236 of the *Corporations Act, 2001* nor has any application been made in respect of the Company under Section 237 of the *Corporations Act, 2001*.

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the directors' report and financial report. Amounts in the Directors' Report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

JH Pascoe.

JH Pascoe
Director

24 February 2004



Press Release

Aristocrat Leisure Limited signs deal with Venetian Casino's to expand into Asia

Aristocrat Leisure Limited, a leading global supplier of gaming machines and systems has announced a major deal with US-based Venetian Casino's to expand their operations in the Macau market with the sale of 127 gaming machines two systems and a signage package.

The deal for The Sands Casino, operated by Venetian Macau Limited, comprises 127 machines including the patented highly successful Cash Express Hyperlink product, Mr Cashman and Lucky Devil, from the popular bonus bank range and stand alone games.

Macau is widely considered to be Asia's new growth gaming capital and although other regions are exploring the development of gambling sectors, Macau already has a developed industry that is expected to grow 20% annually over the next few years.

Aristocrat's General Manager Asia Pacific, Ken Jolly, said, "This is a very significant deal for Aristocrat as it allows the company to further expand into the Asian market. Aristocrat has a very strong product range and is well positioned to take advantage of the opening of the Macau region."

The other key component of the deal is the supply of the One Link and One Link Multi Media systems through a joint venture with Paltronics. These systems feature the ability to control all jackpots on the gaming floor and run a mystery jackpot across all 519 machines installed at the Casino.



Aristocrat, through its signage contractors, will also be supplying 15 custom designed signs that incorporate the latest plasma screen technology. These signs will display jackpot levels, graphic sequences and other multi media through the One Link Multi Media system.

Stuart Sandon, VP Casino Operations for the Sands Casino said "We are very pleased to be working with Aristocrat on this project as we know that they bring the global technological experience that we were looking for. We also confident in Aristocrat's knowledge of and strength in the Asia Pacific region."

For further information on Aristocrat and its product range, visit the Company's website at http://www.aristocratgaming.com or contact Julie Rawle on 61 2 9413 6772

Contact: Laura Olson
Aristocrat Technologies, Inc.
Phone 702 270 1475
Fax 702 270 1585

7230 Amigo Street
Las Vegas, NV 89119
lolson@aristocrat-inc.com


ARISTOCRAT

Press Release

Aristocrat Technologies Receives Key Product Approvals in Three of America's Largest Gaming Jurisdictions

LAS VEGAS, March 8, 2004: Aristocrat Technologies, Inc., a Las Vegas-based provider of gaming machines and casino management systems, has received key product approvals in three of the largest gaming jurisdictions in the United States, allowing the Company to now offer its most innovative games to casinos nationwide.

The New Jersey Casino Control Commission recently approved Aristocrat's random bonusing product Mr. Cashman® and its globally patented Reel Power® game, a unique concept where players buy reels instead of lines. Aristocrat offers both products on select base video slot games designed on Aristocrat's powerful MKVI™ slot platform.

The Company also announced that the Mississippi Gaming Commission approved three of its top-performing MKVI video slots – King of the Nile™, Tiki Torch™, and Double Dolphins® following approval in late January of its MKVI slot platform.

And in Nevada, the country's largest gaming jurisdiction, Aristocrat received Nevada Gaming Commission approval for eight additional MKVI games – Boot Scootin'®, Go Ape, Sun & Moon™, King of the Nile, Wild Amazon®, Black Panther®, Gamblin Jack, and Wild Cougar®.

more

"It's very exciting to see these product approvals continue to come in, allowing us to further expand our product offerings in the largest gaming jurisdictions in the country," said Gavin Isaacs, President of Aristocrat Technologies, Inc. "Reel Power and Mr. Cashman are two of our best-performing and most innovative products worldwide; we're thrilled to be able to offer our New Jersey customers the chance to delight their players with this boundary-pushing technology. Mississippi customers now get to play our MKVI video slots, which feature multipliers and a variety of bonusing features to increase player excitement and anticipation.

Aristocrat Technologies designs and markets casino management systems, progressive systems, and progressive jackpot meters. Aristocrat Technologies, Inc. is a subsidiary of global gaming company Aristocrat Leisure Limited, which is listed on the Australian Stock Exchange (ASX: ALL). For more information, please visit the Company's website at http://www.aristocratgaming.com or contact Margot McKay in Sydney, Australia on 0412 132 769.

###



9 March 2004

To The Shareholders
Aristocrat Leisure Limited

Dear Shareholder

The Directors of your Company are committed to transparency in relation to the Company's affairs. Accordingly, I believe it is important to outline to you a proposed variation to the terms of appointment of your Directors and to provide an update regarding the position and intentions of Mr John Ducker, one of the Company's non-executive Directors.

Retirement Allowance for Directors

All directors who join the Board sign a service agreement, which incorporates their obligations and entitlements. Directors who joined the Board before May last year were entitled under their service agreement to a retirement allowance when they retired from the Board. The allowance was calculated by reference to the total of the fees received by the Director over the three years prior to retirement. Directors generally become entitled to the full entitlement after five years service or if they are terminated earlier, unless the termination results from regulatory action or for reasons such as dishonesty.

Directors appointed after May 2003, namely Penny Morris and David Simpson, do not have an entitlement to a retirement allowance.

The Directors propose to seek shareholder approval at the AGM to amend the service agreements with Directors entitled to retirement allowances to: -

- freeze all retirement entitlements at 1 June 2004 and
- provide for a pro rata entitlement where a director has served less than five years.

Under the proposal, the entitlements will be indexed to the CPI and paid out when the Director leaves the Board. Directors will be offered the choice of taking their entitlement in cash or, subject to any necessary shareholder approval, the equivalent in Company's shares.

One effect of the proposed freeze is that future increases in directors' fees will not result in any increase in the retirement entitlement. Another effect will be that over time the Company will transition to having no retirement allowances once existing frozen allowances are paid out.

If the proposal is approved, I propose to waive my pro rata entitlement.

Re-election of John Ducker

Following John Ducker's announcement at last year's AGM, he stepped down as Chairman in September, after overseeing the results for the first half of 2003. It was necessary for him to remain on the Board until February 2004 for Corporations Act and quorum purposes whilst the two new Directors, David Simpson and Penny Morris underwent the process for probity approval. These approvals have now been received.

Mr Ducker has recently advised the Board that he now intends to stand for re-election at the forthcoming AGM.

The Board and I believe that the actual timing of Mr Ducker's retirement as a Director is a matter for him and for the shareholders. Other Directors have no power at law to require the retirement of any director from the Board; only the shareholders have this right.

It is important for shareholders to be aware that if the resolution to re-elect Mr Ducker is defeated, then under the terms of his service agreement, he will be entitled to his full retirement allowance as this will be a "termination" of his service as a director, even though he will not have served the requisite five years as a director. The amount payable under these circumstances is $577,000.

If the resolution to re-elect Mr Ducker is passed, the retirement allowance to which he will be entitled will be covered by the outcome of the resolution to freeze and pro rate directors' retirement allowances. In short: -

- if that resolution is passed, Mr Ducker will, along with the other Directors appointed prior to May 2003, be entitled to whatever retirement allowance he has accrued at 1 June 2004. In Mr Ducker's case this amount will be $555,100 (indexed to the CPI if relevant);
- in the event that the resolution to freeze directors' retirement allowances is defeated, Mr Ducker will, as at 16 July 2004, the fifth anniversary of his nomination as a Director, become entitled to $555,400.

The Notice of Meeting will be sent to shareholders on 31 March 2004 and will contain full details of the resolutions that are proposed and explanatory notes.

Yours faithfully



JH PASCOE
Chairman



18 March 2004

Mr Stephen Yan
Companies Officer
Australian Stock Exchange
50 Bridge Street
SYDNEY NSW 2000

Dear Stephen

Dividend Reinvestment Pricing- For Immediate Release to the Market

The pricing for the issue of shares under the Company's Dividend Reinvestment Plan is $2.7150.

The price (before discount) was determined in accordance with the rules of the Dividend Reinvestment Plan and, in the event, no adjustment was made in light of the average of the prices on the 5 Business Days following the record date. The 5% discount was then applied to determine the price as $2.7150.

Yours sincerely

F W E Bush
Company Secretary


ARISTOCRAT

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Henry Pascoe
Date of last notice	9 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 March 2004
No. of securities held prior to change	10,707 (direct) 300,000 (indirect)
Class	Ordinary shares
Number acquired	118
Number disposed	Nil

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$320.37
No. of securities held after change	10,825 (direct) 300,000 (indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan.

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352


ARISTOCRAT

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Patrick Ducker
Date of last notice	12 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 March 2004
No. of securities held prior to change	85,642
Class	Fully paid ordinary shares
Number acquired	946
Number disposed	Nil

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,568.39
No. of securities held after change	86,588
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Not applicable.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

71 Longueville Road (PO Box 808) Lane Cove, NSW, 2066, Australia
Telephone: +61 2 9413 6300 Facsimile: +61 2 9420 1352



25 March 2004

Mr Stephen Yan
Companies Advisor
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

By e-mail

Dear Sir,

DIVIDEND REINVESTMENT PLAN

In compliance with ASIC Class Order 02/1180, the Company confirms to ASX that: -

(a) all information of the kind which would be required to be disclosed under Section 713(5) of the Corporations Act if a prospectus were to be issued in reliance upon Section 713 in relation to an offer of securities has been disclosed to ASX; and

(b) there is no information of that kind to be disclosed.

Yours faithfully

FWE BUSH
Company Secretary



Notice of Annual General Meeting

04



Aristocrat Leisure Limited
ABN 44 002 818 368



Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date Tuesday 4th May 2004

Time 10.00 am

Location The Heritage Ballroom, Level 6, Westin Hotel 1 Martin Place Sydney NSW 2000

Business

Financial Statements

Resolution 1
To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

"That the Financial Report of the Consolidated Entity in respect of the year ended 31 December, 2003 and the Directors' and Auditors' Reports thereon, be received by the Members of the Company".

Election of Directors

To consider, and if thought fit, pass the following resolutions as Ordinary Resolutions:

Resolution 2
"That Mr John Ducker who, in accordance with Article 12.3 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

Resolution 3
"That Mrs Penelope Morris who was appointed a Director since the last Annual General Meeting of the Company and, being eligible, offers herself for election in accordance with Article 12.11 of the Constitution of the Company, be elected a Director of the Company".

Resolution 4
"That Mr David Simpson who was appointed a Director since the last Annual General Meeting of the Company and, being eligible, offers himself for election in accordance with Article 12.11 of the Constitution of the Company, be elected a Director of the Company".

Further information about the election of Directors is set out in the Explanatory Notes.

Freezing of Retirement Allowance and Approval of Increase in the Allowance for Directors' Fees

Resolution 5
To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"That the Company be authorised to enter into contracts with affected Non-Executive Directors to the effect that the retirement allowances for eligible Non-Executive Directors be frozen and preserved with effect from 1 June 2004, indexed on each anniversary of 1 June 2004 in accordance with movements in the Consumer Price Index (All Groups) since the previous anniversary and only paid to the eligible Directors on their retirement or resignation from the Board or termination as a Director."

Resolution 6
To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"That the meeting approves an increase in the allowance for Directors' fees from $750,000 per annum to $1,750,000 per annum with effect from 1 January 2004 until further varied by shareholders, to be apportioned amongst current and future directors as the Directors determine."

The reasons for freezing the accrued retirement allowances and seeking an increase in the present allowance are set out in the Explanatory Notes.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 6 by the Non-Executive Directors and their associates.

The Company need not disregard a vote if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Determination of Entitlement to Attend and Vote

For the purposes of determining entitlement to vote at this meeting, shares will be taken to be held by the persons who are registered as members at 10.00 am Sydney time on Sunday, 2 May 2004.

By order of the Board



FWE BUSH

Company Secretary
Sydney
30th March 2004



Proxies

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the Corporations Act and the Member's constitution.

A proxy need not be a Member of Aristocrat Leisure Limited.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail, (address the envelope to:
  Aristocrat Leisure Limited
  C/- ASX Perpetual Registrars Limited
  Locked Bag A14, PO Sydney South
  New South Wales 1235, Australia); or
- by fax directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number 02 9420 1352 or sent to the Registrars' fax number 02 9287 0309; or
- by delivery to the registered office of:
  Aristocrat Leisure Limited,
  71 Longueville Road, Lane Cove,
  New South Wales 2066, Australia
  marked for the attention of the Company Secretary; or
- the Share Registry –
  ASX Perpetual Registrars Limited,
  Level 8, 580 George Street, Sydney,
  New South Wales 2000, Australia.

A proxy form must be received not later than 48 hours before the time for holding the meeting; otherwise it will be invalid.

A proxy form, which is signed under power of attorney or other authority, must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority certified as a true copy by statutory declaration, unless it has previously been produced to the share registry.

Explanatory Notes

Resolution 1

Financial Statements

This resolution calls for Members to resolve formally to receive the financial report for the year ended 31 December 2003 (which includes all the financial statements and notes) and the reports of the Directors and the Auditor. The Auditors will be in attendance at the Meeting and can answer questions on the conduct of the audit and the contents of their Report.

Resolutions 2 - 4

Election and Re-election of Directors

Article 12.3 of the Company's Articles requires that at the annual general meeting in every year one third of the Directors of the Company for the time being (or the number nearest to one third) retire and offer themselves for re-election. The Managing Director is not subject to rotation and is not to be taken into account in determining the one third nor are Directors who are standing for election for the first time.

As at the date of this Notice of Meeting, the Board of the Company comprised four Non-Executive Directors who are subject to rotation and therefore the Director with the longest service since his last election, Mr John Ducker, is required to retire and offers himself for re-election.

In addition, Mrs Penny Morris and Mr David Simpson were appointed to the Board in February 2004 after receipt of regulatory approval and accordingly are required to stand for election at the Meeting.

The candidates for election as Directors are accordingly:

Mr John Ducker AO KCSG

Age 71 years
Occupation Company Director

Business Experience

Mr Ducker is a former politician and trade union leader whose Government contacts have been of great value to the Company. He has held a number of senior positions in public administration, including Member of the NSW Government Overseas Trade Authority, Commissioner of the Maritime Services Board of NSW, Chairman of the Public Service Board of NSW and Director of the State Dockyard. He was a Director of Qantas Airways Limited for 18 years. He is an Officer of the Order of Australia and a Knight Grand Cross of the Order of St Gregory.

He has been a Director since October 1999 and was Chair from September 2000 until September 2003. He was a member of the Audit Committee from 2001 to 2004 and Chair of the Compensation Committee in 2000.

It is important for shareholders to be aware that if Resolution 2, the resolution to re-elect Mr Ducker, is defeated, then, under the terms of his original service agreement dated 1 July 1999, he will be entitled to his full retirement allowance as this will be a "termination" of his service as a Director, even though he will not have served the requisite five years as a Director. The amount payable under these circumstances is $577,000.



If the resolution to re-elect Mr Ducker is passed, the retirement allowance to which he will be entitled will be covered by the outcome of Resolution 5. In short: -

- if Resolution 5 is passed, Mr Ducker will, along with the other Directors appointed prior to May 2003, be entitled to whatever retirement allowance has accrued as at 1 June 2004. In Mr Ducker's case this amount will be $555,100 (indexed to the CPI if relevant);
- in the event that the Resolution 5 is defeated, Mr Ducker will, as at 16 July 2004, the fifth anniversary of his nomination as a Director, become entitled to $555,400.

Mrs Penelope (Penny) Morris AM

Age 55 years
Occupation Company Director

Academic and Professional Qualifications

Bachelor of Architecture (Honours), Melbourne University; Master of Environmental Science, Monash University; Diploma of Company Directorship, University of New England; Fellow of the Royal Australian Institute of Architects; Fellow of the Australian Institute of Company Directors.

Business Experience

Mrs Morris is a professional company director. She previously held a number of senior management positions in the property and construction industry in both public and private sectors, including Director of Australian and Overseas Property for the Commonwealth Government and Group Executive, Lend Lease Property Services. She has been a Non-Executive Director of Australia Post, Country Road Limited, Colonial State Bank, Howard Smith Limited, Energy Australia and the Indigenous Land Corporation. She stepped down as a Director of Jupiter's Limited after more than seven years, following its merger with TABCorp Holdings Limited. She is a Member of the Order of Australia.

She therefore has considerable experience of the gaming and property industries and a strong interest in corporate governance through her assistance with the development and delivery of governance education for the Australian Institute of Company Directors. Her experience has already enabled her to make a strong contribution to the Board.

She was nominated as a Director in August 2003 and is the Chair of the Compensation & Nomination Committee.

Mr David Simpson

Age 63 years
Occupation Company Director

Academic and Professional Qualifications

Fellow of CPA Australia.

Business Experience

Mr Simpson has had over 33 years of experience in accounting and finance, including over 15 years as the Chief Financial Officer of listed public companies. He was Executive General Manager – Finance at Southcorp Limited from 1988 to 1995 and Executive General Manager – Finance at TABCorp Holdings Limited from 1995 to 1999. He was Finance Director of TABCorp from 1999 to 2003.

His operating, financial and accounting experience and his knowledge of the gaming industry have been invaluable to the Company since he was nominated.

He was nominated as a Director in July 2003 and is the Chair of the Audit Committee.

None of the Directors seeking election or re-election has any material interest in any contract or relationship with the Company other than in relation to their directorship.

Resolution 5

Freezing of Retirement Allowance

The existing retirement arrangements depend upon a Director serving 5 years or being terminated earlier, subject to certain limited exceptions. The Directors propose that the existing entitlement of eligible Directors to a retirement allowance be frozen as at I June 2004. For this purpose, a Director who has not served a full 5 years but has for example served 3 years is treated as having an entitlement to 3/5ths of what the Director would receive upon the expiry of 5 years. It is proposed that the frozen allowances be preserved and indexed to the annual change in the Consumer Price Index (All Groups) since the previous 1 June and only paid out when Directors actually leave the Board. Other limitations on the retirement payments such as the Corporations Act limit (being equal to total remuneration during the 3 years preceding retirement) will continue to apply.

Eligible Directors are those who were appointed prior to May 2003 because their service agreements entitled them to a retirement allowance.

Directors have been given the choice of taking their retirement allowance in shares of the Company instead of cash. The US Directors are subject to a penal tax regime if they elect to take shares and hence they are unlikely to do so. The shares can be bought on market but if shares are to be issued a separate shareholder approval will need to be sought.

If this resolution is passed and once appropriate amending documentation has been entered into with affected Directors, Messrs Baker and Steelman will be entitled to US$207,708 and US$197,083 respectively, having completed five years of service. Mr Pascoe would be entitled to A$227,320, according to the period of service since his nomination to the Board in June 2001. Mr Pascoe wrote to shareholders on 16 March 2004 advising that if this resolution is passed he proposes to waive his pro rata entitlement (note: the copy sent to ASX is dated 9 March 2004 but is the same letter in all other respects). Mr Ducker will be entitled to the amount referred to above under the heading "Mr John Ducker AO KCSG". Directors appointed to the Board since May last year are not entitled to an allowance, as their service agreements do not include any retirement entitlement.

One key effect of the proposed freeze is that any future increases in Directors' fees will not result in any increase in the retirement entitlement. Another effect will be that the Company will transition to having no retirement allowances once the existing frozen allowances are paid out.

Resolution 6

Increase in the Allowance for Directors' Fees

The Directors seek an increase in the allowance for Directors' fees from the present $750,000 per annum to $1,750,000 per annum. The reasons for the request are as follows:

(a) The Company is currently at the limit of its existing cap on Directors' fees. The cap accordingly prevents the Company from recruiting further Non-Executive Directors.

(b) The Board is intending to appoint additional Non-Executive Directors to broaden the skills and experience of the Board. The Board believes that a greater diversity on the Board and the ability to attract candidates of excellence are of great benefit to shareholders. The Directors require flexibility within the allowance to be able to pay the appropriate fees to attract new talent to the Board.

(c) The regulatory requirements of the environment in which the Company operates impose a considerable burden on the Directors and their families who are required to provide detailed private information and submit to interviews (often involving extensive travel). These requirements can make it difficult to obtain good candidates for appointment to the Board unless the fees recognise the burden.

(d) The Directors have recommended that existing entitlements to a retirement allowance for Non-Executive Directors be frozen with effect from 1 June 2004. Neither of the two recent appointments to the Board is entitled to a retirement allowance. The removal of this entitlement (and the freezing of existing entitlements) should be recognised by an increase in the fees. The Directors have sought advice from Mercer Human Resource Consulting in relation to appropriate levels of fees.

(e) The increase will be sufficient to cover at least three additional appointments as well as normal market inflation for at least the next three years. The cap on Directors' fees was last increased in November 1999.

The Directors believe that shareholders will benefit from further strengthening of the Board and will actively pursue further appointments.

ASX Listing Rule 14.2.3 requires the Chairman to state his voting intentions in relation to undirected proxies if a voting exclusion statement is required. In accordance with this requirement, the Chair states that he will abstain with respect to any undirected proxies on Resolution 6 as he has a material personal interest in the subject matter of the resolution and those votes will not be cast in support of (or against) the proposed increase in Directors' fees.





ARISTOCRAT LEISURE LIMITED

ABN 44 002 818 368

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

A Write here the name of the person (excluding the registered securityholder) you are appointing if this person is someone other than the Chairman of the Meeting [ ] **OR the Chairman of the Meeting (mark box)** [ ]

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.00am on Tuesday, 4 May 2004 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.

If two proxies are being appointed, the proportion of my/our total voting rights that the proxy named in this instrument is authorised to exercise is in respect of [ ] % or [ ] of my/our shares.

Should you desire to direct your proxy how to vote on any resolution please insert [X] in the appropriate box below. If no direction is given in relation to a resolution, the proxy will be taken to have been directed to vote as he or she wishes.

	Resolution	For	Against	Abstain*
1.	Receipt of Financial Statements	[ ]	[ ]	[ ]
2.	Re-election of Mr John Ducker	[ ]	[ ]	[ ]
3.	Election of Mrs Penelope Morris	[ ]	[ ]	[ ]
4.	Election of Mr David Simpson	[ ]	[ ]	[ ]
5.	Freezing of Directors' Retirement Allowances	[ ]	[ ]	[ ]
6.	Increase in Allowance for Directors' Fees	[ ]	[ ]	[ ]

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

By signing these boxes, I/we acknowledge that if I/we have given no voting instructions above for Resolution 6 I/we are aware that the Chair intends to abstain, in respect of any undirected proxies which he holds on Resolution 6, and that he may so abstain even if he has an interest in the outcome of the resolution and votes cast by him other than as proxyholder will be disregarded because of that interest.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Notes

1. The proxy must be a natural person.

2. If no direction is given in relation to a resolution, the proxy will be taken to have been directed to vote as he or she wishes.

3. If you direct the Chair to vote a proxy in a certain manner, the Chair is bound to vote your shares and to vote them as you direct. If you appoint another person as your proxy, he or she is not bound to vote at all, but if he or she does vote, he or she must vote as directed.

4. An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:
   - by mail in the reply paid envelope provided; or
   - by mail, (address the envelope to: - Aristocrat Leisure Limited, C/- ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, New South Wales 1235, Australia); or
   - by fax sent to the Registrars' fax number 02 9287 0309 or directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number 02 9420 1352; or
   - by delivery to: -
     - the registered office of Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia marked for the attention of the Company Secretary; or
     - the Share Registry - ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales 2000, Australia.

Privacy

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.asxperpetual.com.au).

25


ARISTOCRAT

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,196,260
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.



4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2.715
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,343,136 shares issued as a result of the Dividend Reinvestment Plan; 3,853,124 shares issued in the underwriting of the dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 March, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	475,582,744	Ordinary Shares



		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,080,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	



20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	



32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities



Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class



Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

? There is no reason why those +securities should not be granted +quotation.

? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.



3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 31 March, 2004
(Company Secretary)

Print name: Frank BUSH

== == == == ==


ARISTOCRAT

ARISTOCRAT ANNOUNCES BOARD'S DECISION ON VOTING OF PROXIES ON THE RESOLUTION TO RE-ELECT JOHN DUCKER

At its most recent meeting, the Board of Aristocrat Leisure Limited considered the position of Mr John Ducker and his decision to seek re-election to the Board of the Company.

The Board has previously indicated that it is a matter for shareholders to determine whether Mr Ducker is successful or otherwise in his bid to be re-elected. The Board now also believes it is appropriate to indicate its views on Mr Ducker's re-election to shareholders prior to the Annual General Meeting to be held on May 4 2004.

The Chairman of Aristocrat, Mr John Pascoe, said: "The Board recognises Mr Ducker's contribution to the Company by remaining on the Board prior to the appointment of David Simpson and Penny Morris so as to avoid the Company being in breach of the Corporations Act requirement for two Australian resident directors at all times. It also notes Mr Ducker's understandable desire to remain on the Board pending resolution of the various outstanding legal issues."

However, the Board determined at its meeting that it could not support Mr Ducker's decision to seek re-election in light of his undertaking to shareholders at last year's Annual General Meeting that he would resign. Shareholders have a reasonable expectation that the undertaking given by Mr Ducker would be met.

Accordingly, any undirected proxies received by the Chairman, the Company or Messrs Baker, Simpson, Steelman or Mrs Morris will be voted against the resolution to re-elect Mr Ducker to the Board for a further term.

Sydney, Australia, 6 April 2004

Media Inquiries: Margot McKay on 0412 132 769



ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.00 AM, TUESDAY, 4 MAY, 2004
HERITAGE BALLROOM, LEVEL 6,
WESTIN HOTEL
1 MARTIN PLACE, SYDNEY

CHIEF EXECUTIVE OFFICER'S ADDRESS – PAUL ONEILE

THIS MORNING I WILL RUN THROUGH THE KEY EVENTS THAT IMPACTED UPON ARISTOCRAT DURING 2003.

I WILL THEN ADDRESS THE CHALLENGES AND OPPORTUNITIES IN EACH OF OUR MAJOR MARKETS AROUND THE WORLD.

FINALLY I WILL REPORT THE FIRST QUARTER RESULTS FOR 2004 AND OUR FUTURE STRATEGY FOR ONGOING GROWTH.

AS YOU ARE ALL AWARE, ARISTOCRAT POSTED A DISAPPOINTING 2003 YEAR END RESULT. THERE WERE A NUMBER OF FACTORS WHICH CONTRIBUTED TO THIS RESULT.

THE MOST SIGNIFICANT FACTOR WAS THE ASSET AND LIABILITY REVIEW WHICH, TOGETHER WITH VARIOUS OTHER NECESSARY DECISIONS TAKEN DURING THE YEAR, RESULTED IN A SERIES OF ONE-OFF ADJUSTMENTS AND WRITE DOWNS TOTALLING $160M.

A FURTHER MAJOR INFLUENCE ON OUR RESULTS WAS THE CHALLENGING LEGISLATIVE AND REGULATORY ENVIRONMENT RELATING TO GAMING IN MANY JURISDICTIONS.

OUR MARKETS IN AUSTRALIA AND IN NEW ZEALAND WERE PARTICULARLY ADVERSELY AFFECTED BY THESE CHANGES.

ON THE POSITIVE SIDE, THE HIGHLIGHT OF THE YEAR WAS THE NEAR DOUBLING OF OUR JAPANESE REVENUE TO $360 MILLION.

I WILL SPEAK IN DETAIL LATER ON ABOUT THE OUTLOOK AND INITIATIVES FOR OUR INTERNATIONAL MARKETS, BUT I WOULD NOW

LIKE TO GIVE YOU A SNAPSHOT OF THE COMPANY'S CURRENT FINANCIAL POSITION, STARTING WITH THE YEAR END RESULTS.

2003 RESULTS

THE COMPANY GENERATED RECORD REVENUE OF $995 MILLION IN 2003 WHICH WAS UP ALMOST 2% ON THE PREVIOUS YEAR.

OPERATONAL CASH FLOW INCREASED BY $125 MILLION TO $204 MILLION. THIS ENABLED THE COMPANY TO REDUCE NET DEBT FROM $292 MILLION THE PREVIOUS YEAR, TO $7O MILLION.

THE COMPANY REPORTED A LOSS AFTER TAX OF $106 MILLION ARISING PRINCIPALLY FROM THE $160 MILLION ONE-OFF ADJUSTMENTS MENTIONED EARLIER.

OUR NORMALISED RESULT WAS A PROFIT OF $54 MILLION, DOWN 32% ON THE PREVIOUS YEAR.

THE RESULTS PLACED THE COMPANY IN A TAX-LOSS POSITION, HOWEVER WE ANTICIPATE UTILISING THESE TAX LOSSES OVER THE NEXT YEAR.

ALTHOUGH THERE WAS A DECLINE IN REVENUES IN THE AUSTRALIAN, NORTH AMERICAN AND NEW ZEALAND MARKETS, THIS WAS OFFSET BY THE RESOUNDING SUCCESS OF THE JAPANESE MARKET, WHICH CONTRIBUTED 36% OF THE COMPANY'S REVENUE IN 2003.

I KNOW THE BOTTOM LINE IS DISAPPOINTING BUT THE UNDERLYING RESULTS INDICATE THE INHERENT STRENGTH OF OUR BUSINESS. THE CONTROLS WE HAVE PUT INTO PLACE AND INITIATIVES WE ARE PROGRESSING ARE NOW SQUARELY AIMED AT TRANSLATING THOSE STRENGTHS INTO POSITIVE RESULTS.

I WOULD NOW LIKE TO FOCUS ON THE STATUS OF OUR KEY MARKETS. I WILL PROVIDE AN ASSESSMENT OF KEY CHALLENGES AND OPPORTUNITIES IN EACH OF THOSE MARKETS, STARTING FIRST WITH AUSTRALIA.

AUSTRALIA

WHILE 2003 SAW A 16% DECLINE IN AUSTRALIAN REVENUE, WE MAINTAINED MARKET SHARE AT 66%, HOLDING PRICES AND MARGINS IN A HIGHLY COMPETITIVE MARKET.

IN NSW, OUR MARKET SHARE IMPROVED TO 70% OF THE INSTALLED BASE.

THIS IS A TRIBUTE TO THE OUTSTANDING PERFORMANCE OF ALL OUR STAFF AND TO THE LOYALTY OF OUR CUSTOMER BASE.

OUR PRODUCTS PERFORMED WELL AND SHOW EVERY SIGN OF CONTINUING TO DO SO.

HOWEVER, WE ARE FACING THE CHALLENGES OF AN INCREASINGLY MATURE MARKET WITHIN AUSTRALIA.

THERE ARE NOW CAPPED MARKETS IN EVERY STATE, "HARM MINIMISATION" REGULATIONS, TAX INCREASES IN NSW AND, IN SOME JURISDICTIONS, AND SMOKING BANS. ALL OF THESE HAVE IMPACTED ADVERSELY ON OUR CUSTOMERS AND THEREFORE ON ARISTOCRAT.

SO HOW ARE WE PROTECTING OUR MARKET POSITION?

NEW TECHNOLOGY IS ONE WAY. WE ARE SEEKING APPROVAL FOR TICKET-OUT TICKET-IN TECHNOLOGY IN NSW, FOLLOWING ITS SUCCESSFUL INTRODUCTION IN THE U.S. MARKET.

WE WILL CONTINUE TO DEVELOP AND RELEASE INNOVATIVE NEW GAMING PRODUCTS THAT PROMISE RETURNS WELL ABOVE THE FLOOR AVERAGE.

HOWEVER, ANY SIGNIFICANT MARKET GROWTH IN THE NEAR FUTURE IS UNLIKELY, GIVEN THE OBSTACLES FACING THE GAMING INDUSTRY IN AUSTRALIA.

WE WILL CONTINUE TO FOCUS ON REDUCING OPERATING COSTS AND INCREASING MARKET SHARE WHEREVER POSSIBLE.

NORTH AMERICA

IN NORTH AMERICA, OUR REVENUE FELL BY 18% FROM 294 MILLION TO 241 MILLION AUSTRALIAN DOLLARS.

HOWEVER, IN LOCAL CURRENCY TERMS REVENUE WAS FLAT, NOT THE DECLINE REFLECTED IN THESE FIGURES.

SEGMENT CONTRIBUTION PROFIT FELL AS A RESULT OF SOME NECESSARY ONE-OFF ADJUSTMENTS, HIGHER OPERATING EXPENSES AND A $51 MILLION DECLINE IN SYSTEMS SALES, WHICH HAVE RELATIVELY HIGHER MARGINS.

WHILE THE SYSTEMS BUSINESS IS LIKELY TO REMAIN FLAT I REGARD IT AS A CORNERSTONE OF THE COMPANY'S FUTURE AND AM COMMITTED TO MAKING IT WORK. TO THIS END, WE ARE DEVELOPING THE NEXT GENERATION OF SYSTEMS AND HAVE A NUMBER OF SUBSTANTIAL PROSPECTS IN THE PIPELINE TO DRIVE REVENUE IN THE YEARS AHEAD.

A HIGHLIGHT OF THE YEAR WAS THE FACT THAT OUR INSTALLED BASE OF PARTICIPATION UNITS INCREASED BY 140% TO 2,755 AT THE END OF

2003. THIS AREA REPRESENTS A GREAT OPPORTUNITY FOR GROWTH FOR ARISTOCRAT.

ALREADY THIS YEAR A NUMBER OF NEW PARTICIPATON PRODUCTS HAVE BEEN LAUNCHED WITH EXCELLENT RESULTS AND WE WILL HAVE MORE COMING ON LINE THROUGHOUT 2004.

WE ARE ADOPTING NEW MARKETING STRATEGIES TO MORE AGGRESSIVELY PROMOTE OUR PRODUCTS.

THERE IS ALSO AN OPPORTUNITY FOR US TO INCREASE SALES AND VISIBILITY IN THE MARKET BY GROWING OUR SHARE OF KEY ACCOUNTS, AN AREA THAT HAS RECEIVED LITTLE FOCUS IN THE PAST.

THE MOST SIGNIFICANT GAMING TREND IN THE U.S. HAS BEEN THE OVERWHELMING ENDORSEMENT OF CASHLESS GAMING BY PLAYERS AND VENUES.

THE APPROVAL OF ARISTOCRAT'S MK6 AND TICKET-IN TICKET OUT TECHNOLOGY DURING 2003 HAS REMOVED MANY OF THE MAJOR BARRIERS TO ENTRY FOR US IN THE U.S. ARISTOCRAT IS NOW IN A POSITION TO START SELLING ITS BEST PERFORMING PRODUCTS IN KEY STATES SUCH AS NEVADA AND NEW JERSEY, WHICH TOGETHER ACCOUNT FOR 37% OF THE U.S. MARKET.

WE ALSO EXPECT CONTINUING GROWTH IN PARTICIPATION REVENUE ON THE BACK OF THE SUCCESS OF THE FOXWORTHY GAME, MILLIONISER AND OTHER PRODUCTS IN DEVELOPMENT.

JAPAN

JAPAN WAS OUR STAR PERFORMER OF 2003, WITH REVENUE ALMOST DOUBLING TO $360 MILLION.

A KEY TO OUR SUCCESS IS THE STRONG RELATIONSHIP WE HAVE WITH SAMMY CORPORATION, ONE OF THE LARGEST MANUFACTURERS OF GAMING MACHINES IN JAPAN. WITH SAMMY CORPORATION'S SUPPORT, ARISTOCRAT WAS ABLE TO RESPOND TO A SUDDEN SURGE IN DEMAND FOR OUR PRODUCT IN 2003.

LAST YEAR'S SUCCESS WAS PARTLY DUE TO A MARKET ANOMALY THAT WE ESTIMATE ACCOUNTED FOR 25% TO 35% OF SALES. FOR THIS REASON, IT IS DIFFICULT TO PREDICT THE EXTENT TO WHICH THE COMPANY'S SUCCESS IN 2003 WILL BE REPEATED THIS YEAR.

HOWEVER WE ARE ACTIVELY PURSUING OPPORTUNITIES IN THE MARKET. THE COMPANY IS WORKING ON THE NEXT GENERATION OF OUR TWO MOST SUCCESSFUL GAMES IN JAPAN. WE HAVE EXPANDED OUR R&D BASE, AND ARE WORKING WITH SAMMY TO EXPLORE AREAS OF POTENTIAL GROWTH, BOTH IN JAPAN AND INTERNATIONALLY.

AS YOU MAY KNOW OUR CURRENT BUSINESS OPERATES IN THE HUGE PACHISLO MARKET, AND OUR OPPORTUNITIES TO EXPAND ARE SIGNIFICANT.

WE HAVE STRATEGIES IN PLACE TO PREPARE FOR NEW REGULATIONS THAT COME INTO EFFECT IN JAPAN IN JULY. IF SUCCESSFUL, THESE COLLECTIVE INITIATIVES SHOULD POSITION US WELL THROUGH THE BALANCE OF 2004 AND INTO 2005.

OTHER MARKETS

LOOKING AT OTHER INTERNATIONAL MARKETS, OVERALL REVENUE INCREASED BY 41% TO $65 MILLION, DRIVEN PRIMARILY BY STRONG GROWTH IN EUROPE - PRINCIPALLY RUSSIA.

NEW ZEALAND WAS DISAPPOINTING WITH REVENUE DOWN 21% TO $40 MILLION MAINLY AS A RESULT OF NEW LEGISLATION AND REGULATORY ACTION WHICH PREVENTED ANY SALES TO HOTELS AND CLUBS FOR NEARLY 3 MONTHS.

SOUTH AFRICA RECORDED REVENUE GROWTH OF 30% DESPITE ONLY ONE CASINO OPENING DURING THE YEAR.

THE ASIA PACIFIC REGION WAS CHALLENGING, WITH AN IMPORT BAN IN MALAYSIA RESTRICTING SALES FOR MOST OF THE YEAR. WE DID, HOWEVER, ACHIEVE OUR LARGEST EVER SALE IN THE PHILIPPINES AND HAVE RECENTLY COMMENCED SALES INTO MACAU.

IN SOUTH AMERICA, REVENUE DECLINED SIGNIFICANTLY PRIMARILY AS A RESULT OF CONTRACT RENEGOTIATIONS AND THE INTRODUCTION OF THE COMPANY'S NEW, LOW RISK DISTRIBUTION MODEL.

WE ARE CLOSELY MONITORING DEVELOPMENTS IN THE UK MARKET WHICH AT THIS TIME IS EXPECTED TO OPEN IN 2006/2007. WE HAVE BUILT RELATIONSHIPS WITH KEY PLAYERS IN THE UK AND ALREADY HAVE AN OFFICE ON THE GROUND THERE.

2004 – FIRST QUARTER RESULTS

TURNING NOW TO THE FIRST QUARTER RESULTS FOR 2004, I AM PLEASED TO REPORT THAT TRADING HAS CONTINUED TO REFLECT THE UNDERLYING STRENGTH OF THE COMPANY AND ITS GLOBAL OPERATIONS. I WOULD POINT OUT THAT HISTORICALLY, THE FIRST QUARTER IS THE WEAKEST TRADING PERIOD OF THE YEAR.

OUR UNAUDITED MANAGEMENT ACCOUNTS FOR THE 3 MONTHS ENDED 31 MARCH 2004 REPORT A PROFIT AFTER TAX OF $8.5 MILLION. THIS COMPARES WITH A LOSS AFTER TAX OF $36.5 MILLION IN THE CORRESPONDING PERIOD LAST YEAR. WHEN ADJUSTED FOR ONE-OFF

ITEMS IN THE PRIOR YEAR, THE NORMALISED RESULT FOR THAT CORRESPONDING PERIOD WAS A LOSS AFTER TAX OF $15.9M WORKING CAPITAL LEVELS HAVE FURTHER IMPROVED FROM THOSE REPORTED AT 31 DECEMBER 2003 AND CASH FLOW REMAINS STRONG.

AT THIS STAGE HOWEVER, IT IS NOT POSSIBLE TO PROVIDE ANY GUIDANCE AS TO THE LIKELY FIRST HALF AND FULL YEAR RESULTS, GIVEN THAT THEY WILL BE SIGNIFICANTLY INFLUENCED BY THE OUTCOMES OF A NUMBER OF ACTIVITIES AND EVENTS. SPECIFICALLY, IN RELATION TO THE FIRST HALF, THESE EVENTS INCLUDE:

1. THE SUCCESS OF OUR NEW GAME IN JAPAN, "DARUMA NEKO". SHIPMENTS OF THIS NEW GAME COMMENCE IN MID MAY. EARLY FEEDBACK AND INDICATIONS FROM OUR CUSTOMERS ARE ENCOURAGING.

2. THE TIMING OF PRODUCT APPROVALS IN A NUMBER OF JURISDICTIONS, BOTH IN AUSTRALIA AND ELSEWHERE.

3. TRADING IN JUNE WHICH HAS GENERALLY BEEN ONE OF THE LARGEST TRADING MONTHS OF THE YEAR.

4. AND THE OUTCOME OF THE LITIGATION BY THE FORMER CEO.

SUMMING UP, WE EXPECT TO MAINTAIN OR IMPROVE OUR LEADERSHIP POSITION IN AUSTRALIA AND NEW ZEALAND, IN THE FACE OF DIFFICULT TRADING CONDITIONS.

WE PLAN TO ESTABLISH A PROFITABLE AND GROWING BUSINESS IN NORTH AMERICA BASED ON OUR RECENT PRODUCT APPROVALS AND THE SUCCESS IN GROWING OUR PARTICIPATION REVENUE.

WE WILL CONTINUE TO BUILD UPON OUR SUCCESS IN JAPAN.

EUROPE AND ASIA – PARTICULARLY MACAU – ARE CURRENT OPPORTUNITES THAT WE WILL CONTINUE TO EXPLOIT. WE HAVE RECEIVED OUR FIRST ORDERS FOR THE MACAU MARKET AND ARE NEGOTIATING WITH A NUMBER OF OTHER OPERATORS THERE.

IN ALL MARKETS, WE WILL BE PROACTIVELY LOOKING TO CUT COSTS AND CAPITALISE ON NEW MARKET OPPORTUNITIES AS THEY EMERGE. THIS MEANS TAILORING STRATEGIES, CONTENT AND TECHNOLOGY TO THE SPECIFIC SENSITIVITIES OF EACH MARKET.

WHERE TO FROM HERE?

I WOULD LIKE TO CONCLUDE BY SHARING MY VISION FOR ARISTOCRAT: MY GOAL IS TO BUILD ARISTOCRAT INTO THE LEADING GLOBAL SUPPLIER OF GAMING MACHINES AND SYSTEMS.

WE HAVE MANY COMPETITIVE ADVANTAGES THAT MAKE THIS AN ACHIEVABLE TARGET:

- WE CONSISTENTLY DEVELOP WORLD-CLASS GAMES THAT OUTPERFORM OUR COMPETITION.
- WE HAVE A POWERFUL GLOBAL PRESENCE, WITH THE COMPANY LICENSED IN 177 JURISDICTIONS.
- WE ENJOY SIGNIFICANT MARKET SHARE IN VIRTUALLY EVERY COUNTRY IN WHICH WE OPERATE.
- WE HAVE AN EXTENSIVE IP LIBRARY UPON WHICH TO BUILD.

COMBINE THESE STRENGTHS WITH THE NEW BUSINESS MODEL AND INTERNAL STRUCTURES WE HAVE PUT INTO PLACE, AND THEY SIGNAL A DYNAMIC NEW ERA FOR ARISTOCRAT.

WE CAN LEVERAGE THESE ADVANTAGES IN A NUMBER OF WAYS:

- BY DEVELOPING CONTENT TAILORED TO LOCAL MARKETS.
- BY ADJUSTING OUR INFRASTRUCTURE TO THE SIZE AND MATURITY OF EACH MARKET.
- BY DEVELOPING A COST-EFFICIENT SUPPLY CHAIN TO SERVICE OUR GLOBAL BUSINESS.

BY VIGOROUSLY PROTECTING OUR INTELLECTUAL PROPERTY, CONTENT LICENSING WILL BECOME AN IMPORTANT PART OF OUR BUSINESS, LEVERAGING OUR R&D CAPABILITY.

WE WILL CONTINUE TO INVEST IN R&D, AT THE SAME TIME SCRUTINISING OUR PRODUCT DEVELOPMENT PROCESSES TO GUARANTEE THE BEST POSSIBLE RETURN ON THAT INVESTMENT.

IT IS MY INTENTION THAT WE WILL BE RECOGNISED AS THE SUPPLIER WHO BRINGS HIGH PERFORMANCE INNOVATION TO THE MARKET. FURTHER, WE WILL EXPLOIT TECHNOLOGICAL CHANGE TO STAY AT THE FOREFRONT OF SOFTWARE DELIVERY.

CONCLUSION

I BELIEVE ALL OF THESE OBJECTIVES ARE POSSIBLE IN THE NEW ENVIRONMENT.

THE LESSONS OF 2003 WERE A CATALYST FOR CHANGE; AN OPPORTUNITY TO RIGOROUSLY REVIEW ALL OUR POLICIES AND PROCEDURES, AND PUT NEW SAFEGUARDS IN PLACE.

IT HAS EMPHASISED THE IMPORTANCE OF FINANCIAL CONTROLS, RISK MANAGEMENT AND GOVERNANCE AS THE BASIS FOR INNOVATION AND ADVANCEMENT.

IT HAS REINFORCED THE NECESSITY FOR OPEN, TRANSPARENT COMMUNICATION.

I HOPE WHAT YOU HAVE HEARD HERE TODAY DEMONSTRATES OUR COMMITMENT TO THESE PRINCIPLES AND TO THE OBJECTIVE OF DRIVING SHAREHOLDER VALUE.

THEY ARE THE FOUNDATIONS OF OUR FUTURE SUCCESS AND THE KEY TO OUR GOAL: ENSURING ARISTOCRAT BECOMES THE LEADING GLOBAL SUPPLIER OF GAMING MACHINES AND SYSTEMS.



ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.00 AM, TUESDAY, 4 MAY, 2004
HERITAGE BALLROOM, LEVEL 6,
WESTIN HOTEL
1 MARTIN PLACE, SYDNEY

CHAIRMAN'S ADDRESS – JOHN PASCOE

LADIES AND GENTLEMAN AGAIN WELCOME TO THE 9TH ANNUAL GENERAL MEETING OF ARISTOCRAT LEISURE LIMITED.

OVERVIEW

IT HAS BEEN A TURBULENT YEAR FOR ARISTOCRAT, ARGUABLY ONE OF THE MOST CHALLENGING IN THE COMPANY'S 50-YEAR HISTORY. THE END OF YEAR RESULT REFLECTS THIS.

HOWEVER, I BELIEVE WE HAVE EVERY REASON TO BE OPTIMISTIC ABOUT THE FUTURE.

IN THIS REGARD, I NOTE THAT IN SPITE OF THE PRESSURES THE COMPANY FACED, IT ENDED THE YEAR WITH STRONG CASH FLOW, SIGNIFICANTLY REDUCED DEBT AND A STABLE FINANCIAL POSITION.

THE COMPANY HAS BENEFITED FROM THE REBUILDING AND RENEWAL OF THE BOARD, AND SENIOR EXECUTIVES AND FROM A RIGOROUS ONGOING REVIEW OF OPERATIONS.

THE EXECUTIVE TEAM IS DRIVING NEW STRATEGIES TO CUT COSTS, MINIMISE RISK AND ENSURE GROWTH. THE COMPANY CONTINUES TO IDENTIFY AND PURSUE PROMISING NEW MARKET OPPORTUNITIES WORLDWIDE.

IN SHORT, ARISTOCRAT HAS WEATHERED A DIFFICULT 12 MONTHS AND IS WELL PLACED TO FACE THE CHALLENGES AHEAD.

THERE ARE TWO ASSURANCES I WOULD LIKE TO MAKE TO SHAREHOLDERS TODAY.

THE FIRST IS THAT THE BOARD IS COMMITTED TO AN ONGOING PROGRAMME OF CONTINUOUS REVIEW AND IMPROVEMENT OF INTERNAL CONTROLS.

THE SECOND IS THAT THE UNDERLYING BUSINESS OF ARISTOCRAT IS SOUND AND THROUGH ALL THE PROBLEMS, REMAINED SOUND. THIS IS A GREAT TRIBUTE TO OUR LOYAL STAFF AT ALL LEVELS OF THE COMPANY.

I CANNOT SAY THAT THE LAST TWELVE MONTHS HAVE BEEN OTHER THAN CHALLENGING AND AT TIMES THE PROBLEMS MAY HAVE SEEMED OVERWHELMING. FOR MYSELF, I HAVE BEEN SUSTAINED BY THE DEDICATION OF THE ARISTOCRAT TEAM AND BY THE KNOWLEDGE THAT WE CAN AND WILL BUILD A MAJOR GLOBAL CORPORATION WITH CONSEQUENT REWARDS FOR SHAREHOLDERS.

FINANCIAL RESULTS

REVENUE INCREASED MARGINALLY TO $995 MILLION FROM $976 MILLION IN 2002, A RECORD FOR ARISTOCRAT. PROFIT PERFORMANCE EVEN BEFORE ONE-OFFS WAS UNSATISFACTORY.

A COMPREHENSIVE OPERATIONAL REVIEW OF THE COMPANY, INITIATED BY THE BOARD AND THE NEW CEO, RESULTED IN A NUMBER OF ONE-OFF ADJUSTMENTS LEADING TO A $160 MILLION AFTER TAX ADJUSTMENT IMPACTING THE 2003 PROFIT RESULT. THE MOST SIGNIFICANT OF THESE ADJUSTMENTS WAS TO THE CARRYING VALUE OF THE CASINO DATA SYSTEMS ("CDS") GOODWILL. THIS ADJUSTMENT WAS NECESSARY DUE TO THE DETERIORATION OF THE PERFORMANCE OF CDS DURING THE SECOND HALF OF 2003 AND THE OUTLOOK FOR THIS BUSINESS MOVING FORWARD. THE BOARD DOES NOT EXPECT ANY FURTHER ONE-OFF ADJUSTMENTS THIS FINANCIAL YEAR.

INCORPORATING THE IMPACT OF ONE-OFF ADJUSTMENTS TOTALING $160M AFTER TAX, THE COMPANY REPORTED A NET LOSS OF $106M. ON A NORMALISED BASIS, ARISTOCRAT'S NET PROFIT AFTER TAX FOR THE YEAR WAS $54M, DOWN 32% ON THE $80M EARNED IN 2002.

A MAJOR ACHIEVEMENT DURING THE YEAR WAS THE IMPROVEMENT IN THE COMPANY'S FINANCIAL POSITION AND STRONG CASH FLOW GENERATION. AS A RESULT OF AN INCREASE IN OPERATING CASH FLOW, THE COMPANY WAS ABLE TO REPAY VIRTUALLY ALL OF ITS BANK DEBT DURING THE YEAR, WITH NET DEBT FALLING FROM $292 MILLION TO $70 MILLION.

IN LIGHT OF THE COMPANY'S TRADING PERFORMANCE AND ITS STRONG BALANCE SHEET AND CASH FLOW POSITION, THE BOARD DECIDED TO PAY A FINAL DIVIDEND OF 3 CENTS PER SHARE, FRANKED TO 40%, WHICH WAS PAID ON THE 24TH MARCH 2004. THIS BROUGHT TOTAL DIVIDENDS FOR THE YEAR TO 6 CENTS PER SHARE.

MR SIMON KELLY WILL DISCUSS THE FINANCIAL RESULTS IN MORE DETAIL SO THAT SHAREHOLDERS ARE FULLY AWARD OF THE ADJUSTMENTS BEHIND THE FINAL RESULT.

CORPORATE GOVERNANCE

THE BOARD OF ARISTOCRAT IS COMMITTED TO ENSURING THAT ITS POLICIES AND PRACTICES REFLECT BEST PRACTICE CORPORATE GOVERNANCE. THE COMPANY SUPPORTS THE INTRODUCTION OF THE ASX CORPORATE GOVERNANCE GUIDELINES AND HAS MOVED TO COMPLY WITH THEM TO THE EXTENT POSSIBLE, ALTHOUGH IS NOT OBLIGED TO DO SO UNTIL THE END OF THE 2004 CALENDAR YEAR.

THE BOARD INTENDS TO CARRY OUT A REVIEW OF ITS PERFORMANCE DURING 2004. THE BOARD IS ASSISTED IN FULFILLING ITS CORPORATE GOVERNANCE RESPONSIBILITIES BY THREE COMMITTEES - THE AUDIT COMMITTEE, THE COMPENSATION AND NOMINATION COMMITTEE AND THE REGULATORY COMPLIANCE COMMITTEE.

FULL DETAILS OF OUR CORPORATE GOVERNANCE PRACTICES ARE INCLUDED IN OUR ANNUAL REPORT AND POSTED ON THE COMPANY'S WEBSITE.

BOARD AND MANAGEMENT APPOINTMENTS

AS PART OF THE REBUILDING PROCESS, THE COMPANY MADE A NUMBER OF NEW SENIOR MANAGEMENT AND BOARD APPOINTMENTS OVER THE YEAR.

SIMON KELLY JOINED THE COMPANY IN EARLY SEPTEMBER AS CHIEF FINANCIAL OFFICER. THIS WAS A KEY APPOINTMENT. SIMON BRINGS EXTENSIVE EXPERIENCE IN SENIOR FINANCIAL ROLES TO THE COMPANY, MOST RECENTLY AS CHIEF FINANCIAL OFFICER OF GOODMAN FIELDER CONSUMER FOODS. SIMON HAS ALREADY PLAYED A SIGNIFICANT ROLE IN DRIVING THE STRONG 2003 CASH FLOW RESULT AND WAS INSTRUMENTAL IN THE FINANCIAL REVIEW THAT LED TO THE ONE-OFF ADJUSTMENTS I MENTIONED EARLIER.

THE APPOINTMENT OF PAUL ONEILE, AS CEO DESIGNATE, ON 1 DECEMBER 2003, MARKS A NEW ERA FOR THE COMPANY AND I WAS DELIGHTED TO WELCOME HIM TO THE ROLE. PAUL MOST RECENTLY HELD THE POSITION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF UNITED INTERNATIONAL PICTURES, BASED IN LONDON FROM 1996 TO 2003. PRIOR TO THIS TIME, FROM 1990 TO 1996, HE WAS THE MANAGING DIRECTOR OF GREATER UNION BASED IN SYDNEY. PAUL HAS A DETAILED UNDERSTANDING OF THE GLOBAL ENTERTAINMENT INDUSTRY AND HAS HAD A DISTINGUISHED CAREER IN MANAGING INTERNATIONAL COMPANIES. I BELIEVE THAT PAUL BRINGS THE REQUISITE SKILLS TO THE ROLE AND WILL MAKE A SIGNIFICANT CONTRIBUTION TO ARISTOCRAT.

THE BOARD WILL BE RECOMMENDING YOU CONFIRM THE APPOINTMENT OF TWO NEW DIRECTORS, PENNY MORRIS AND DAVID SIMPSON, TO THE BOARD. PENNY MORRIS WAS NOMINATED TO THE BOARD IN AUGUST 2003. HER CONTRIBUTION, PARTICULARLY IN RELATION TO PROPERTY PLANNING, AND HER PRIOR EXPERIENCE IN THE GAMING INDUSTRY HAS BEEN GREATLY APPRECIATED. PENNY IS CHAIR OF THE COMPENSATION AND NOMINATION COMMITTEE.

DAVID SIMPSON WAS NOMINATED ON 2 JULY 2003 AND HIS EXTENSIVE EXPERIENCE HAS ALREADY PROVIDED GREAT ASSISTANCE TO THE BOARD. DAVID HAS OPERATED AS CHAIR OF THE AUDIT COMMITTEE SINCE AUGUST 2003. BOTH PENNY AND DAVID HAVE PASSED THE PROBITY REQUIREMENTS NECESSARY TO JOIN THE BOARD.

AS REQUIRED BY ARISTOCRAT'S CONSTITUTION, JOHN DUCKER WILL RETIRE AT THIS MEETING AND LATER IN THE PROCEEDINGS WILL BE STANDING FOR RE-ELECTION AS A DIRECTOR. MR DUCKER SENDS HIS APOLOGY ON MEDICAL GROUNDS FOR NON ATTENDANCE AT THIS MEETING.

ANOTHER BOARD-RELATED ISSUE WHICH SHAREHOLDERS WILL BE ASKED TO CONSIDER IS THE FREEZING OF ALL DIRECTORS' RETIREMENT ENTITLEMENTS AS AT 1 JUNE 2004 AND A PRO-RATA ENTITLEMENT WHERE A DIRECTOR HAS SERVED LESS THAN FIVE YEARS. IF PASSED, THIS RESOLUTION WILL ENSURE THAT FUTURE INCREASES IN DIRECTORS' FEES WILL NOT RESULT IN ANY INCREASE IN THE RETIREMENT ALLOWANCE OF DIRECTORS. ANOTHER EFFECT WILL BE THAT OVER TIME THE COMPANY WILL TRANSITION TO HAVING NO RETIREMENT ALLOWANCES ONCE EXISTING FROZEN ALLOWANCES ARE PAID OUT.

UNDER RESOLUTION 6 THE DIRECTORS SEEK AN INCREASE IN THE ALLOWANCE FOR DIRECTORS' FEES. THE CAP ON DIRECTORS' FEES WAS LAST INCREASED IN NOVEMBER 1999.

THIS INCREASE IS NECESSARY FOR A NUMBER OF REASONS.

FIRSTLY, THE COMPANY IS CURRENTLY AT THE LIMIT OF THE EXISTING CAP ON MONIES AVAILABLE FOR DIRECTORS' FEES.

SECONDLY, FEES NEED TO BE ADJUSTED TO RECOGNISE THE REMOVAL OF RETIREMENT BENEFITS AND THE FEEDBACK AS TO APPROPRIATE FEE LEVELS FROM THE SEARCH CONSULTANTS DURING THE PROCESS OF IDENTIFYING NEW DIRECTORS. IT IS LIKELY THAT CURRENT FEES WILL INCREASE BY APPROXIMATELY 40%.

THIRDLY, THE BOARD PROPOSES TO APPOINT TWO FURTHER OUTSIDE DIRECTORS IN ORDER TO ENSURE THAT ITS COMMITTEES ARE PROPERLY CONSTITUTED AND THAT THE BOARD HAS ACCESS TO A BROAD RANGE OF SKILLS.

FOURTHLY, THE BOARD WOULD LIKE THE FLEXIBILITY TO APPOINT A FURTHER DIRECTOR WITH SPECIALIST KNOWLEDGE OF EUROPEAN MARKETS IF THERE IS SIGNIFICANT GROWTH IN THE COMPANY'S BUSINESS IN THAT REGION.

OBVIOUSLY IT IS NOT PROPOSED TO SPEND THE $1.75 MILLION IN YEAR 1 AND I EXPECT THAT A POOL OF THIS SIZE WOULD MEAN THAT THE BOARD WOULD NOT REQUIRE ANY INCREASE IN THE POOL FOR SOME YEARS.

SHAREHOLDERS ALSO NEED TO RECOGNISE THE EVER INCREASING BURDEN ON DIRECTORS OF MEETING REGULATORY REQUIREMENTS AS THE NUMBER OF JURISDICTIONS IN WHICH THE COMPANY OPERATES CONTINUES TO GROW. FOR THESE REASONS I HAVE SUGGESTED THAT DIRECTORS BE LIMITED TO NO MORE THAN THREE PUBLIC COMPANY DIRECTORSHIPS.

FOR MY PART I DO NOT PROPOSE TAKING ON ANY FURTHER CHAIRMANSHIP OF A PUBLIC COMPANY AT LEAST UNTIL THE CURRENT ISSUES FACING ARISTOCRAT ARE SUBSTANTIALLY RESOLVED. I AM ALSO IN THE PROCESS OF REDUCING OTHER COMMITMENTS AND THIS HAS BEEN ONGOING FOR THE PAST 12 MONTHS.

CONCLUSION

I AM CONFIDENT THAT THE PROGRESS THE COMPANY HAS MADE, PARTICULARLY IN THE SECOND HALF OF 2003, TOGETHER WITH THE ONGOING STRENGTHENING OF MANAGEMENT AND THE BOARD, PROVIDE A STRONG PLATFORM FOR FUTURE GROWTH, DESPITE THE MANY CHALLENGES WE FACE.

I WOULD LIKE TO THANK ALL MEMBERS OF THE BOARD, MANAGEMENT AND STAFF AT ARISTOCRAT AND THE COMPANY'S SHAREHOLDERS AND CUSTOMERS FOR THEIR SUPPORT DURING 2003 AND I LOOK FORWARD TO ANNOUNCING A STRONG RESULT FOR SHAREHOLDERS IN 2004.


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.00 AM, TUESDAY, 4 MAY, 2004
HERITAGE BALLROOM, LEVEL 6,
WESTIN HOTEL
1 MARTIN PLACE, SYDNEY

CHIEF FINANCIAL OFFICER'S ADDRESS – SIMON KELLY

PRIOR TO THE RESOLUTION TO RECEIVE THE 2003 ACCOUNTS, I WOULD LIKE TO PROVIDE A BRIEF OVERVIEW OF ARISTOCRAT'S 2003 FINANCIAL RESULTS .

YOU WILL NOTE THAT FOR THE FIRST TIME WE HAVE INCLUDED A DETAILED FINANCIAL REPORT IN THE 2003 ANNUAL ACCOUNTS TO PROVIDE SHAREHOLDERS AND OTHER USERS OF THE ACCOUNTS A BETTER UNDERSTANDING OF THE COMPANY'S FINANCIALS

P&L

AS YOU CAN SEE FROM THIS CHART THE PROFIT AND LOSS FOR THE YEAR HAS BEEN SIGNIFICANTLY IMPACTED BY A NUMBER OF ONE-OFF ADJUSTMENTS WHICH MAKES COMPARISON OF THE REPORTED RESULTS YEAR ON YEAR DIFFICULT

TOTAL REPORTED REVENUE INCREASED MARGINALLY BY 1.9% TO A RECORD $995.2 MILLION.

IT IS WORTH NOTING THAT THE STRENGTHENING DOLLAR DURING THE YEAR REDUCED THE A$ TRANSLATED VALUE OF REVENUE.

HAD EXCHANGE RATES REMAINED AT 2002 LEVELS, REVENUE WOULD HAVE BEEN APPROX $107 MILLION HIGHER THAN REPORTED.

AT THE PROFIT AFTER TAX LEVEL, THE $106M LOSS HAS BEEN SIGNIFICANTLY IMPACTED BY THE ONE-OFFS WE HAVE BOOKED IN THE YEAR.

GIVEN THIS SIGNIFICANT IMPACT, I PROPOSE TO RUN THROUGH THE ONE-OFF ADJUSTMENTS AND THEN FOCUS ON DISCUSSION OF A "NORMALISED" OR PRE ONE-OFFS P&L

THE DIVIDEND PAYOUT FOR THE YEAR WAS 6 CENTS.

ONE-OFFS
THIS SLIDE SUMMARISES THE KEY ONE-OFFS WHICH IN TOTAL AMOUNT TO $160M AFTER TAX

1. THE MOST SIGNIFICANT ONE-OFF IS THE WRITE-DOWN OF THE CDS GOODWILL TOTALLING $86M

BOTH PAUL ONEILE AND MYSELF HAVE CONDUCTED A DETAILED REVIEW OF THE BUSINESS.

THE BUSINESS SUFFERRED A SIGNIFICANT DETERIORATION IN PERFORMANCE DURING THE SECOND HALF. WHEN WE LOOKED AT THAT SECOND HALF PERFORMANCE AND THE OUTLOOK, TOGETHER WITH THE RELATIVELY MATURE STATE OF THE SYSTEMS MARKET IN THE US, WE DETERMINED THAT CDS IS UNLIKELY TO DELIVER SIGNIFICANT PROFIT GROWTH IN THE SHORT TERM.

AFTER AN EXTENSIVE VALUATION EXERCISE, WE DETERMINED THAT THE CARRYING VALUE OF THE GOODWILL COULD NOT BE SUPPORTED AT YEAR-END AND THE BOARD BOOKED A P&L ADJUSTMENT OF $86M TO WRITE THE GOODWILL DOWN TO AN APPROPRIATE LEVEL.

(2) THE SECOND ONE-OFF FOLLOWS THE CLARIFICATION OF THE COMPANY'S RIGHTS AND OBLIGATIONS UNDER PRIOR CONTRACTUAL ARRANGEMENTS WITH ITS PERUVIAN DISTRIBUTOR, CORPORACION MEIER

AT THE TIME OF RE-NEGOTIATION OF THESE CONTRACTS, WE APPLIED OUR UPDATED REVENUE RECOGNITION GUIDELINES TO THE REVISED AGREEMENTS RESULTING IN PREVIOUSLY RECOGNISED REVENUE BEING TRANSFERRED TO DEFERRED REVENUE.

THE BALANCE OF THE ONE-OFF ADJUSTMENT REFLECTS COSTS INCURRED IN CONCLUDING THE REVISED AGREEMENTS NET OF CASH PAYMENTS RECEIVED BETWEEN THE TIME OF RENEGOTIATION AND YEAR END

(3) THE THIRD ONE-OFF REPRESENTS COSTS ASSOCIATED WITH THE RESTRUCTURING OF SOUTH AMERICAN CONTRACTS IN COLUMBIA, BRAZIL AND PERU WHICH WERE ANNOUNCED DURING THE FIRST HALF OF 2003

(4) **WE HAVE RAISED A ONE-OFF PROVISION** FOR OBSOLETE AND EXCESSIVE INVENTORY OF $27.6 MILLION

TO ARRIVE AT THIS ADJUSTMENT, WE CONDUCTED A THOROUGH REVIEW OF OUR INVENTORY HOLDINGS AND EXPECTED USEAGE IN LIGHT OF SECOND HALF TRADING AND THE OUTLOOK TOGETHER WITH EXPECTATIONS OF THE LAUNCH OF NEWER GENERATION TECHNOLOGIES.

IN ADDITION, WE RE-ASSESSED PLANS PREVIOULY IN PLACE TO REALIZE INVENTORY HOLDINGS. A NUMBER OF THESE HAVE NOT PROGRESSED AND WE MADE THE DECISION TO PROVIDE THE LIKELY INVENTORY EXPOSURE AT THE FULL YEAR.

WE HAVE IMPLEMENTED ENHANCED CONTROLS AND PROCESSES TO MITIGATE THE RISK OF INVENTORY PROVISIONING OF THIS MAGNITUDE RECURRING.

(5) WE BOOKED ADDITIONAL PROVISIONING FOR DOUBTFUL DEBTS IN THE AMERICAN BUSINESS OF $8.8 MILLION

WHILE THERE HAS BEEN A SIGNIFICANT IMPROVEMENT IN US COLLECTIONS – IN THE YEAR WE COLLECTED 140% OF REVENUE - OUR REVIEW OF THE YEAR END LEDGER GAVE RISE TO THE ADDITIONAL PROVISIONING

DURING THE YEAR WE IMPLEMENTED IMPROVED CONTROLS TO MITIGATE THE RISK OF SUCH PROVISIONING RECURRING

(6) THE NEXT ONE-OFF IS THE WRITE-DOWN OF LAND AND BUILDINGS TOTALING $5.5 MILLION RESULTING FROM INDEPENDENT VALUATIONS OF OUR PROPERTIES IN AUSTRALIA AND THE US.

(7) WE BOOKED A $7.4 MILLION WRITE-DOWN OF THE CARRYING VALUE OF INTELLECTUAL PROPERTY RIGHTS PREVIOUSLY RECORDED IN THE BALANCE SHEET.

THIS NON-CASH ADJUSTMENT WAS MADE TO MORE APPROPRIATELY REFLECT THE FUTURE VALUE THAT WE EXPECT TO DERIVE FROM USING THESE RIGHTS.

(8) THE BALANCE OF $11M COMPRISES A NUMBER OF SMALLER ITEMS WHICH ARE DETAILED IN THE ANNUAL REPORT.

BEFORE I MOVE ON TO DISCUSS THE NORMALISED RESULT, I CAN CONFIRM THAT GIVEN THE OUTLOOK TODAY, WE DO NOT ANTICIPATE ANY FURTHER SIGNIFICANT ADJUSTMENTS GOING FORWARD. ASSET VALUES ARE, OF COURSE, SUBJECT TO ONGOING REVIEW

FINALLY, IT IS IMPORTANT TO NOTE THAT THESE ONE-OFFS HAVE MINIMAL EFFECT ON THE FUTURE CASH FLOW OF THE COMPANY AND DO NOT IMPACT ON OUR BANK COVENANTS.

P&L NORMALISED

THIS ANALYSIS COMPARES THE PRE ONE-OFFS OR "NORMALISED" P&L WITH THE REPORTED 2002 RESULTS

PAUL HAS PREVIOUSLY RUN THROUGH THE KEY REGIONAL RESULTS WHICH HAVE CONTRIBUTED TO THE 4.6% INCREASE IN REVENUE

THE FALL IN GROSS MARGIN RESULTS FROM:

- THE REDUCTION IN HIGHER MARGIN SALES – INCLUDING NORTH AMERICAN SYSTEMS AND AUSTRALIAN PLATFORM AND CONVERSIONS REVENUE

- ALTHOUGH THIS WAS PARTIALLY OFFSET BY GROWTH IN LOWER MARGIN JAPANESE REVENUE

EXPENSES WERE UP 8.3% ON 2002

THIS REFLECTS:

- INCREASED AGENT COMMISSIONS ON JAPANESE SALES - WHICH THEMSELVES WERE UP $179M; AND

- HIGHER OPERATING COSTS PREDOMINANTLY IN THE AREAS OF LEGAL AND INSURANCE

TAX

THE EFFECTIVE TAX RATE OF 38% IS HIGHER THAN THAT IN 2002 DUE TO DIVIDEND WITHHOLDING TAX ON THE REPATRIATION OF OVERSEAS DIVIDENDS, PRIMARILY JAPANESE PROFITS AND THE IMPACT OF GENERALLY HIGHER OVERSEAS TAX RATES

PAT

THE RESULTANT PAT REPRESENTS A 32.6% DECLINE ON THE 2002 FIGURE

WORKING CAPITAL

ONE OF THE MAJOR ACHIEVEMENTS DURING 2003 WAS THE REDUCTION IN WORKING CAPITAL.

INVENTORY TO REVENUE FELL MOST DRAMATICALLY AND REPRESENTED 8% AT YEAR-END, A 13 POINT REDUCTION ON THE PRIOR YEAR. THIS REFLECTS THE WORK DONE DURING THE YEAR TO SIGNIFICANTLY ENHANCE PURCHASING CONTROLS AND CHANGES TO APPROVAL LIMITS.

BEFORE PROVISIONING, GROSS INVENTORY FELL SIGNIFICANTLY - GROSS RAW MATERIALS FELL $70M...AND... GROSS FINISHED GOODS FELL $27M

RECEIVABLES AT 23% OF REVENUE REPRESENTS AN 11 POINT IMPROVEMENT ON 2002. IN GROSS TERMS RECEIVEABLES FELL $107M. OF PARTICULAR NOTE WAS THE US WHERE, AS I MENTIONED EARLIER, COLLECTIONS RAN AT 140% OF REVENUE.

IN OVERALL TERMS, WORKING CAPITAL TO REVENUE OF 11.1% REPRESENTS A SIGNIFICANT IMPROVEMENT OVER 2002, ALTHOUGH IT

HAS BEEN IMPACTED BY PROVISIONING YEAR-ON-YEAR AND THE IMPACT OF THE STRENGTHENING AUD

NEVERTHELESS THIS REMAINS A SUBSTANTIAL ACHIEVEMENT THAT WE ARE PROUD OF. AS PAUL ONEILE MENTIONED EARLIER, WE ARE PLEASED TO REPORT THAT WE HAVE CONTINUED TO IMPROVE ON THIS POSITION IN THE FIRST QUARTER

KEY FINANCIALS AND RATIOS

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL RATIOS WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR AND ITS FINANCIAL POSITION AT THE END OF THE YEAR

THESE METRICS AMPLY DEMONSTRATE THE FINANCIAL STRENGTH OF THE COMPANY.

THE OPERATING CASH FLOW RESULT WAS A HIGHLIGHT OF THE YEAR AT 20% OF REVENUE REFLECTING THE WORK DONE IN REDUCING WORKING CAPITAL AND THE UNDERLYING STRENGTH OF THE BUSINESS. THE STRENGTH OF THE CASH FLOW ALSO DEMONSTRATES THAT THE ONE-OFFS WHICH HAVE SO SIGNIFICANTLY IMPACTED THE PROFIT RESULT ARE PRIMARILY NON-CASH

THE STRONG CASH FLOW ENABLED US TO EFFECTIVELY REPAY OUR BANK DEBT DURING THE YEAR. AS A RESULT NET DEBT FELL $222 MILLION. YEAR-END NET DEBT IS THE LOWEST IT HAS BEEN SINCE THE YEAR 2000

DEBT AND INTEREST COVER ARE VERY HEALTHY AND ARE WELL WITHIN OUR BANK COVENANTS – ASIDE FROM OVER $100 MILLION ON DEPOSIT AT YEAR END, WE RETAIN UNDRAWN BANK FACILITIES OF $155 MILLION

IN SUMMARY, WE EXITED 2003 WITH A STRONG AND CLEAN BALANCE SHEET WHICH PROVIDES A SOLID BASE FROM WHICH WE WILL DRIVE SHAREHOLDER RETURNS

THANK-YOU VERY MUCH LADIES AND GENTLEMEN, I WILL NOW HAND BACK TO THE CHAIRMAN


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES FIRST QUARTER TRADING RESULTS

SYDNEY, TUESDAY 4 MAY 2004

AT THE ANNUAL GENERAL MEETING OF ARISTOCRAT LEISURE LIMITED HELD TODAY, THE CHIEF EXECUTIVE, MR PAUL ONEILE, ANNOUNCED THE UNAUDITED TRADING RESULTS FOR THE FIRST QUARTER OF 2004

MR ONEILE SAID: "I AM PLEASED TO REPORT THAT TRADING FOR THE FIRST QUARTER HAS CONTINUED TO REFLECT THE UNDERLING STRENGTH OF THE COMPANY AND ITS GLOBAL OPERATIONS. HISTORICALLY, THE FIRST QUARTER IS THE WEAKEST TRADING PERIOD OF THE YEAR.

OUR UNAUDITED MANAGEMENT ACCOUNTS FOR THE 3 MONTHS ENDED 31 MARCH 2004 REPORT A PROFIT AFTER TAX OF $8.5 MILLION. THIS COMPARES WITH A LOSS AFTER TAX OF $36.5 MILLION IN THE PRIOR CORRESPONDING PERIOD.

WHEN ADJUSTED FOR ONE-OFF ITEMS IN THE PRIOR YEAR, THE NORMALISED PRIOR CORRESPONDING PERIOD LOSS AFTER TAX WAS $15.9

WORKING CAPITAL LEVELS HAVE IMPROVED FROM THE LEVELS REPORTED AT 31 DECEMBER 2003 AND CASH FLOW REMAINS STRONG.

AT THIS STAGE HOWEVER, IT IS NOT POSSIBLE TO PROVIDE ANY GUIDANCE AS TO THE LIKELY FIRST HALF AND FULL YEAR RESULTS, GIVEN THAT THEY WILL BE SIGNIFICANTLY INFLUENCED BY THE OUTCOMES OF A NUMBER OF ACTIVITIES AND EVENTS. SPECIFICALLY, IN RELATION TO THE FIRST HALF, THESE INCLUDE:

- THE SUCCESS OF OUR NEW GAME IN JAPAN, "DARUMA NEKO". SHIPMENTS OF THIS NEW GAME COMMENCE IN MID MAY. EARLY FEEDBACK AND INDICATIONS FROM OUR CUSTOMERS ARE ENCOURAGING;

- THE TIMING OF PRODUCT APPROVALS IN A NUMBER OF JURISDICTIONS

- TRADING IN JUNE WHICH HAS GENERALLY BEEN ONE OF THE STORNGEST TRADING MONTHS OF THE YEAR: AND

- THE OUTCOME OF THE LITIGATION AGAINST THE FORMER CEO

MEDIA ENQUIRIES: CONTACT MARGOT McKAY ON 0412 132 769

ARISTOCRAT LEISURE LIMITED
Annual General Meeting 2004

ARISTOCRAT

CHIEF FINANCIAL OFFICER'S ADDRESS

Simon Kelly

ARISTOCRAT

PROFIT & LOSS SUMMARY

	FY 2003 $m	FY 2002 $m	Variance %
Total Revenue	995.2	976.5	1.9%
Profit before tax	(99.8)	120.2	n/a
Profit after tax	(106.0)	80.1	n/a
Basic EPS (cents)	(22.9)	17.7	n/a
Dividends per share (cents)	6.0	12.0	-50.0%

ARISTOCRAT

ONE-OFF ITEMS

	($m Pretax)
• Casino Data Systems (CDS) Goodwill	(86.3)
• Corporation Meier re-negotiation	(19.5)
• South American contract	(21.4)
• Obsolete and excessive inventory	(27.6)
• American accounts receivable	(8.8)
• Land and Buildings revaluation	(5.5)
• Intellectual Property rights	(7.4)
• Other	(11.0)
Total PreTax	(187.5)
After Tax*	(160.0)

* Includes one-off tax adjustments of $5.8m

PROFIT & LOSS (Normalised)

	FY2003 Normalised $m	FY2002 Reported $m	Variance %
Total Revenue	1,021.3	976.5	4.6%
Gross Profit	438.6	450.0	-2.5%
GP%	42.9%	46.1%	-3.2 Pts
Expenses	(364.8)	(336.7)	8.3%
Profit Before Tax	87.7	120.2	-27.0%
Income Tax Expense	(33.7)	(40.1)	-16.0%
Profit After Tax	54.0	80.1	-32.6%

WORKING CAPITAL

	Dec-03 $m	Dec-02 $m	Variance
Inventory	78.6	206.1	-61.9%
% of revenue	7.9%	21.1%	-13.2 Points
Accounts receivable	231.4	338.6	-31.7%
% of revenue	23.3%	34.7%	-11.4 Points
Accounts Payable	199.2	248.4	-19.8%
% of revenue	20.0%	25.4%	-5.4 Points
Working capital	110.8	296.3	-62.6%
% of revenue	11.1%	30.3%	-19.2 Points

KEY FINANCIALS & RATIOS

	Dec-03 $m	Dec-02 $m
Operating Cash Flow	204.4	79.0
Operating Cash Flow/Revenue (%)*	20.0%	8.1%
Net Debt	70.2	292.1
Net Debt/Equity (%)	32.1%	73.4%
Debt/EBITDA*	1.2X	2.1X
EBITDA*/Interest Expense	6.8X	8.7X
Net Tangible Assets	148.0	143.5
Return on Equity*	24.7%	20.1%

* Pre one-off adjustments



4 May 2004

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: RESULTS OF RESOLUTIONS – ANNUAL GENERAL MEETING

The company advises that at the Annual General Meeting held today at the Westin Hotel, Sydney at 10am, Resolutions 1 and 3-5 put to the meeting were passed on a show of hands. Resolution 2 was defeated on a show of hands and Resolution 6 was passed on a poll. The proxy votes exercisable on these resolutions were as follows:

Resolution 1 - Receipt of Financial Statements

For	Against	Abstain	Open
119,892,987	598,529	5,355,418	8,503,951

Resolution 2 - Re-election of Mr John Ducker as director

For	Against	Abstain	Open
2,717,416	108,750,032	1,212,462	21,963,248

Resolution 3 - Election of Mrs Penelope Morris as director

For	Against	Abstain	Open
122,702,146	2,167,537	891,574	8,463,201

Resolution 4 - Election of Mr David Simpson as director

For	Against	Abstain	Open
123,256,069	1,560,507	928,861	8,479,021

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
71 Longueville Road
LANE COVE NSW 2066
Phone: 02 9413 6643

Resolution 5 -	*Freezing of Directors' Retirement Allowances*		
For	**Against**	**Abstain**	**Open**
124,987,769	564,126	533,324	8,139,239

Resolution 6 -	*Increase in Allowance for Director's Fees*		
For	**Against**	**Abstain**	**Open**
85,685,370	40,177,896	579,411	7,895,181

Resolution 6	**Poll Results**	
For	**Against**	**Abstain**
86,644,277	46,271,114	595,311

The total number of shares in respect of which proxies were given was 219,182,642 which represented 46.09% of the capital.

Yours faithfully

FWE BUSH
Company Secretary

G:\Assistant Secretary 2002\Letters\L003 - ASX Ann - Resolutions.doc


ARISTOCRAT

5 May 2004

7 pages

Companies Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

By e-mail

Dear Sir,

FOR IMMEDIATE RELEASE

Opinion of Queen's Counsel

Attached is the opinion of Mr Francis Douglas, Q.C., in relation to the service agreement of Mr John Ducker. This was referred to at the Company's Annual General Meeting yesterday and is released for the information of shareholders and the market.

Yours faithfully

FWE BUSH
Company Secretary

ARISTOCRAT LEISURE LIMITED and JOHN DUCKER

OPINION

My instructing solicitors act for Aristocrat Leisure Limited ("Aristocrat").

I have been asked to advise Aristocrat in relation to the entitlement of Mr John Ducker, a non-executive director of Aristocrat to payment by Aristocrat under clause 7.3(b) of his Service Agreement with Aristocrat dated 17 April 2000 as amended on 24 November 2000 which are hereinafter referred to as ("the Service Agreement"). The specific question which has been put to me is whether Mr Ducker would be entitled to payment by Aristocrat under clause 7.3(b) of the Service Agreement if he were not re-elected by shareholders to the Aristocrat Board at the Aristocrat 2004 Annual General Meeting on [illegible] May 2004. I am asked to assume that in respect of Mr Ducker's service as a director of Aristocrat there has been no "non-performance or non-conformance with the accepted requirements of a non-executive director determined by reference to the guidelines issued by the Australian Investment Managers Association".

Mr Ducker was appointed Chairman of the Board of Aristocrat on 21 September 2000 and the amending agreement of 24 November 2000 varied clause 4.1(a) of the Service Agreement relating to the amount of directors' fees payable to Mr Ducker.

I am instructed that shareholder approval was not sought in relation to the Service Agreement and that the limit in section 200G of the *Corporations Act* applies to limit any retirement payments to an amount equal to the last three years in emoluments. My opinion has not otherwise been sought on the application to Mr Ducker of the provisions of Part 2D.2 of the *Corporations Act*, relating to restrictions on termination payments, or any predecessor to those provisions.

I am also instructed that Aristocrat is to hold its 2004 Annual General Meeting on 4 May 2004. Mr Ducker is to stand for re-election to the Board by shareholders at that meeting. If he is not re-elected to the Board he will have served as a director of Aristocrat for approximately 4 years and 7 months. I have been instructed that Aristocrat's constitution requires Mr Ducker to retire by rotation every three years and offer himself for re-election, and that there is an additional requirement that one-third of the directors retire each year (Art. 12.3). I have also assumed that the constitution of Aristocrat also required this prior to 17 April 2000, the date of the Service Agreement.

The provision of the Service Agreement which is most relevant in this context is clause 7.3 which provides as follows:

> 7.3 In the event of the Director's resignation, termination or retirement under this agreement for any reason except under clause 7.1 and 7.2, and including expiry by effluxion of time, the Director is entitled, in addition to all statutory

entitlements to receive a lump sum on the date of resignation, termination or retirement, in consideration of past services, equal to:

(a) if the Director has been engaged as a director by the Company for five years or more, the total emoluments of the Director during the period of 3 years ending at the time of resignation, termination or retirement, less the value of all pensions and lump sums paid or payable in connection with the resignation, termination or retirement, ascertained in accordance with section 237 of the Corporations Law; or
(b) if at any time preceding the five year period referred to in clause 7.3(a), the Director's appointment as a director of the Company is terminated for any reason other than the Director's non-performance or non-conformance with the accepted requirements of a non-executive director determined by reference to the guidelines issued by the Australian Investment Managers Association, the Director will be entitled to the full retirement or resignation benefits set out in clause 7.3(a) as if the Director had served as a director of the Company for an aggregate period of five years."

Clause 7.3(a) is not relevant because Mr Ducker has not "been engaged as a director of the company for five years or more". Neither clause 7.3(a) or 7.3(b) are engaged if the directors "resignation, termination or retirement" under the Service Agreement is under "clause 7.1 and 7.2". However, clauses 7.1 and 7.2 are related to circumstances under which a director is required to resign from the company and include, amongst other reasons, under clause 7.1, dishonesty, fraud or breach of duty which may detrimentally affect the company; or, under clause 7.2, notice received from a Gaming Authority requiring the Director to resign. I am instructed that neither of these circumstances are present in Mr Ducker's case.

Whilst clause 7.3 applies generally to "resignation, termination or retirement" clause 7.3(b) only applies if "the directors appointment as a Director of the Company is <u>terminated</u> for any reason other than the Director's non-performance or non-conformance with the accepted requirements of a non executive director determined by reference to the guidelines issued by the Australian Investment Managers Association". Because of the assumption which I have been asked to make in respect

of Mr Ducker's service as a director of Aristocrat, the exception to clause 7.3(b) does not apply. Therefore, the question which arises for determination is whether if Mr Ducker were to stand for re-election to the board by shareholders at the Annual General Meeting on 4 May 2004 and were not to be re-elected, this would constitute a "termination" within the meaning of clause 7.3(b).

The provision of the Service Agreement which throws most light on this, in my opinion, is clause 3 which deals with the Term of the Service Agreement. This provides as follows:

> 3.1 The Director undertakes and agrees with the Company:
>
> (a) to retire as a director of the Company on the completion of 15 years service as a director of the Company; and
>
> (b) subject to clauses 3.2 and 7, until retirement or other termination as a director of the Company, to offer himself for re-election as a director of the Company when he retires by rotation in accordance with the Company's constitution from time to time.
>
> 3.2 Subject to clause 7, the Director undertakes and agrees not to resign as a director of the Company except:
>
> (a) upon reasonable and bona fide commercial grounds;
>
> (b) with the consent of the majority of the board of directors of the Company; or
>
> (c) if at any time during the term of the Director's the engagement as a director any person (other than Company or its related bodies corporate) not previously so entitled (within the meaning of section 609 of the Corporations Law) becomes entitled to more than 50% of the voting shares in the Company as a result of an acquisition of voting shares by the person or its associates (as defined in the Corporations Law).

In the current context it is not without importance to note that Mr Ducker has undertaken and agreed with Aristocrat to <u>retire</u> as a director on the completion of 15

years service. He has also agreed, subject to clauses 3.2 and 7 "until retirement or other termination as a director of the company" to offer himself for re-election as a director of the company when he retires by rotation in accordance with the company's constitution from time to time. I understand, based on my instructions, that Aristocrat's constitution requires, and as at 17 April 2000 required, him to retire by rotation every three years and required one-third of the directors to retire each year. Therefore, notwithstanding that Mr Ducker's continuation in office as a director of Aristocrat depends upon him being re-elected as a director of the company every three years when he retires by rotation in accordance with its constitution, or each year when he retires, the Service Agreement which he has entered into contemplates 15 years service as a director of Aristocrat. In addition to this, he has undertaken and agreed not to resign as a director of Aristocrat except as provided in clause 3.2, which includes reasonable and bona fide commercial grounds; the consent of the majority of the board of directors of Aristocrat, or a change in control of the company.

There is no definition of "termination" in the Service Agreement. The provisions of clause 3 however, in my opinion, make it reasonably clear that "termination" within the meaning of the Service Agreement was intended to include circumstances in which a director of the Company offers himself for re-election as a director of a Company when he retires in accordance with the Company's constitution from time to time, and is not re-elected. The words "for any reason other (etc)" are quite all embracing in this regard. Whilst in another context "termination" may not bear this meaning, it is my opinion that the better view of this contract is that it was intended to apply in circumstances such as those which have been outlined in my instructions. As to the relevant principles of interpretation see *Maggbury Pty Ltd v Hafele Australia*

Pty Ltd (2001) 210 CLR 18 at 188 [para 11]; *Peppers Hotel Management Pty Ltd* v *Hotel Capital Partners Ltd* [:!004] NSWCA 114 [paras 65-73].

In an agreement which ha: an anticipated duration of 15 years, entered into in circumstances where it must have been contemplated by both parties that Mr Ducker would have to retire by rotat on every 3 years and may be included in the one-third of directors who from time to time retired on a yearly basis, it would in fact be a somewhat odd result if a fail ire of Mr Ducker to be re-elected was not to constitute a termination. Presumably tho se in control of Aristocrat as at 17 April 2000 considered that they could secure the ; upport of a majority of shareholders to ensure the re-election of Mr Ducker each :ime he retired by rotation or otherwise so that he could have the benefit of a 15 year :erm.

If Mr Ducker is not re-electe l on 4 May 2004 this will constitute a termination within the meaning of the Service A greement, and in particular, clause 7.3(b), in which event Mr Ducker will become e:ntitled to benefits calculated in accordance with that subsection, subject to the c verriding constraint contained in section 200G of the *Corporation Act* and I so adv se.

Chambers.

Dated 3 May, 2004



F M DOUGLAS QC



RECEIVED
2005 APR -8 P 2:03

5 May 2004

Companies Announcements
Australian Stock Exchange Ltd
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

JOHN DUCKER

The Company wishes to formally advise that John Ducker having retired by rotation from the board of Aristocrat Leisure Limited at the Annual General Meeting of the Company on 4 May 2004, was not re-elected.

Mr. Ducker's directorship ceased at the close of business of the Annual General Meeting yesterday.

Yours faithfully,

F.W.E. BUSH
Company Secretary

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
71 Longueville Road
Lane Cove NSW 2066
Ph: 9413 6300

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aristocrat Leisure Limited**
ABN	**44 002 818 368**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JOHN PATRICK DUCKER
Date of last notice	26/03/04
Date that director ceased to be director	04/05/04

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
86,588 Ordinary Shares in Aristocrat Leisure Limited

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED
FIRST HALF TRADING UPDATE

Aristocrat Leisure Limited (ASX:ALL) today announced that based on preliminary, unaudited management results for May 2004 and the near term outlook, the Company expects to report a first half profit after tax for the period ending 30 June 2004 in the region of $50 million - $60 million compared with the $32.9 million loss after tax reported in the first half of 2003. Adjusting for one-off items in the prior year, the normalised result for the first half of 2003 was a profit after tax of $4.3 million.

The first half result is expected to include sales of 42,000 – 45,000 units in Japan, predominantly representing the newly released game "Daruma-Neko".

The first half result remains subject to a number of variables including:

- Confirmation of the final, actual management results for May 2004;
- The timing of product approvals in a number of jurisdictions, in both Australia and elsewhere;
- Trading in June which has generally been one of the larger trading months of the year, although management do not expect the extent of prior year seasonal peaks to be repeated;
- Any unforeseen hardware/software warranty issues;
- The outcome of the litigation against the former CEO (for which no provision for an adverse finding has been included in the outlook); and
- Board, management and audit review of the final half year financial results.

The Chief Executive Officer of Aristocrat, Mr Paul Oneile, said today that the Company was pleased with its current performance. "These results reflect the continuing underlying strength of the business and the progress that the Company continues to make in positioning itself as the leading global provider of gaming solutions."

The Company will release its first half results on 24 August 2004.

Sydney, Australia, 25 May 2004

Media Inquiries: Margot McKay on 0412 132 769

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	502,593 20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.



4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.7903 (502,593) $3.9125 (20,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	502,593 shares issued as a result of the offer of shares under the General Employee Share Plan; 20,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 April, 2004 (502,593) 28 May, 2004 (20,000)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,105,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,060,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	



20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities



Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

? There is no reason why those +securities should not be granted +quotation.

? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.



3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 28 May, 2004
(Group General Manager, Commercial & Legal)

Print name: Bruce YAHL

= = = = =

+ See chapter 19 for defined terms. 1/1/2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125 (20,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	20,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May, 2004 (20,000)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,125,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,040,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

? There is no reason why those +securities should not be granted +quotation.

? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.



3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 May, 2004
(Group General Manager, Commercial & Legal)

Print name: Bruce YAHL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	60,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 June, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,185,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,980,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ? There is no reason why those +securities should not be granted +quotation.

- ? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 1 June, 2004

(Company Secretary)

Print name: Frank Bush____________________

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	20,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 June, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,205,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,960,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class



Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

? There is no reason why those +securities should not be granted +quotation.

? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 2 June, 2004

(Company Secretary)

Print name: Frank Bush______________________

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000 30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.3725 (150,000) $3.9125 (30,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	180,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 June, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,385,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,780,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ?? the date from which they do ?? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ?? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ? There is no reason why those +securities should not be granted +quotation.

- ? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ? We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


ARISTOCRAT

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 3 June, 2004
(Company Secretary)

Print name: Frank Bush____________________

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.3725
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	140,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 June, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,525,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,640,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 4 June, 2004
(Company Secretary)

Print name: Frank Bush__________________

== == == == ==


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES THAT THE DECISION IN THE RANDALL LITIGATION WILL BE HANDED DOWN 8 JUNE 2004

Sydney, Australia, 7 June 2004

Aristocrat Leisure Limited has been advised that Mr Justice Einstein will hand down his decision in the case brought by the Company's former Chief Executive Officer, Mr Desmond Randall, tomorrow (June 8) at 10am.

The Company has requested a trading halt with effect from the opening of trading by the Australian Stock Exchange tomorrow pending an announcement by the Company regarding the judgment.

Inquiries: Margot McKay on 0412 132 769


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED
RETIREMENT OF COMPANY SECRETARY

Aristocrat Leisure Limited (ASX-ALL) announces that Mr Frank Bush, Company Secretary, will be retiring on 2 July 2004.

Mr Paul Oneile, Chief Executive Officer said today: "On behalf of the Company, I would like to thank Frank for his contribution over the past 5 years that he has been Company Secretary, and I wish him well in his future endeavours."

On and from 2 July 2004, the role of Company Secretary will be assumed by Mr Robert Postema who also holds the position of Group General Counsel.

Sydney, Australia, 7 June 2004

Inquiries: Margot McKay on 0412 132 769



ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

8 June 2004

ARISTOCRAT LEISURE LIMITED

TRADING HALT

The securities of Aristocrat Leisure Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 10 June 2004 or when the announcement is released to the market.

Security Code: ALL

Michelle Shek
Companies Adviser



FACSIMILE

ARISTOCRAT TECHNOLOGIES AUSTRALIA PTY. LTD.
ACN 001 660 715
71 Longueville Road, Lane Cove, NSW, 2066
P.O. Box 808, Lane Cove, NSW, 2066
Telephone: (61 2) 9413-6670 Facsimile: (61 2) 9420-1352

CORPORATE SERVICES DEPARTMENT

TO:	**Ms Michelle Shek**	
COMPANY:	**Australian Stock Exchange**	**FAX NO. 9241 7620**
CC:		
FROM: FWE BUSH, Company Secretary		**REF:**
DATE: 7 June 2004		**PAGE:**

SUBJECT: Trading Halt

Dear Michelle,

We request a trading halt on our shares from 10.00 a.m. tomorrow, pursuant to Listing Rule 17.1 in order to prevent the possibility of an uninformed market. the company has been advised that Justice Einstein will be handing down his decision in the case brought against the Company by the former CEO, Mr Des Randall at that time. The halt is requested from that time until the Company is able to release an announcement about the impact (if any) on the Company. We expect to make the announcement within an hour or so of the judgement being handed down. We are not aware of any reason why the trading halt should not be granted.

Yours sincerely

FWE BUSH
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - **ARISTOCRAT LEISURE LIMITED**
ABN - **44 002 818 368**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Henry Pascoe
Date of last notice	26 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	On market purchase of shares in the name of Llinlithgow Investments Pty Limited ATF the Pascoe Family Trust
Date of change	4 June 2004
No. of securities held prior to change	300,000 (indirect) 10,825 (direct)
Class	Ordinary shares
Number acquired	40,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$188,400
No. of securities held after change	340,000 (indirect) 10,825 (direct – no change)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES DECISION IN RANDALL LITIGATION

Sydney, Australia, 8 June 2004

Aristocrat Leisure Limited (ASX:ALL) today announced that judgment was handed down by Mr Justice Einstein in the proceedings brought against the Company by the former CEO Mr Des Randall.

The Court found:

- in favour of Aristocrat in respect of Mr Randall's A$12 million claim under his employment contract;
- Mr Randall was entitled to a bonus for 2002 of approximately A$0.9 million;
- against Aristocrat in respect of the Company's claim against Mr and Mrs Randall for ancillary costs of approximately A$0.4 million in respect of a residential property in Las Vegas, Nevada.

Inquiries: Margot McKay on 0412 132 769

Form 603

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

The holder became a substantial holder on: 10/06/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	23,887,520	23,887,520	5.01%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	29,638	29,638	0.01% See note 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	23,917,158	23,917,158	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Commonwealth Bank Group	Relevant interest under Section 608(3(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group	23,917,158 Fully paid ordinary shares
Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee or IDPS operator.	55,500 Fully paid ordinary shares
AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	970,546 Fully paid ordinary shares
Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,346 Fully paid ordinary shares
CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	308,005 Fully paid ordinary shares
CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,848,488 Fully paid ordinary shares
Commonwealth Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	97,281 Fully paid ordinary shares
CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,770 Fully paid ordinary shares
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	252,259 Fully paid ordinary shares
CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	611,145 Fully paid ordinary shares
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	192,090 Fully paid ordinary shares
Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,735 Fully paid ordinary shares
Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	401,779 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	63,065 Fully paid ordinary shares
Colonial First State Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	35,190 Fully paid ordinary shares
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	290,897 Fully paid ordinary shares
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	571,118 Fully paid ordinary shares
Public Service Super Scheme	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	114,860 Fully paid ordinary shares
Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	114,201 Fully paid ordinary shares

Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	97,928 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,730 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	472,097 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,605,871 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,823,403 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,792,378 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Sector Neutral Fu	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	56,838 Fully paid ordinary shares
CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	29,638 Fully paid ordinary shares *** See note on the last page of this form.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	55,500 Fully paid ordinary shares
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	970,546 Fully paid ordinary shares
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	58,346 Fully paid ordinary shares
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	308,005 Fully paid ordinary shares
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	4,848,488 Fully paid ordinary shares
Commonwealth Super Scheme	CSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Commonwealth Super Scheme	97,281 Fully paid ordinary shares
CommSec Trading Limited	Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215	CommSec Trading Limited	1,770 Fully paid ordinary shares
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	252,259 Fully paid ordinary shares
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	611,145 Fully paid ordinary shares
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	192,090 Fully paid ordinary shares
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	13,735 Fully paid ordinary shares
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	401,779 Fully paid ordinary shares
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	63,065 Fully paid ordinary shares
Colonial First State Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429, Auckland 1, New Zealand	Colonial First State Australian Equities Fund	35,190 Fully paid ordinary shares

CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	290,897 Fully paid ordinary shares
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	571,118 Fully paid ordinary shares
Public Service Super Scheme	PSS Board c/o J P Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Public Service Super Scheme	114,860 Fully paid ordinary shares
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	114,201 Fully paid ordinary shares
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	97,928 Fully paid ordinary shares
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	38,730 Fully paid ordinary shares
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	472,097 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	3,605,871 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	7,823,403 Fully paid ordinary shares
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	2,792,378 Fully paid ordinary shares
CFSIL AS RE Colonial First State Wholesale Sector Neutral Fu	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Sector Neutral Fu	56,838 Fully paid ordinary shares
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	29,638 Fully paid ordinary shares "*" See note on the last page of this form.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 15 day of June2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 10/06/2004

ı Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
Banner Consultancy Services Limited (ACN 2032760)
Bennelong Centre Pty Ltd (ACN 7328949)
Binya Pty Limited (ACN 9642899)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)
CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)

The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 8 pages referred to in the Notice of Substantial Shareholding dated 10 June 2004.

Colonial First State Inv Managers
Transaction listing for the period 10/02/2004 to 10/06/2004 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CF	LAEQ	OS-PUR	AUD	12/02/2004	15400		30096.24	
CF	LAEQ	DIV	AUD	03/03/2004	0		0	
CF	LAEQ	OS-PUR	AUD	25/03/2004	2757		7485.06	
						18157		37581.3
CF	LAISSN	OS-PUR	AUD	12/03/2004	22471		62854.75	
CF	LAISSN	OS-PUR	AUD	15/03/2004	38750		110681.7	
CF	LAISSN	OS-PUR	AUD	15/03/2004	15500		44256.87	
CF	LAISSN	OS-PUR	AUD	16/03/2004	4523		12840.6	
CF	LAISSN	OS-PUR	AUD	16/03/2004	6936		19679.18	
CF	LAISSN	OS-PUR	AUD	16/03/2004	7139		20459.12	
CF	LAISSN	OS-PUR	AUD	17/03/2004	83825		254850.7	
CF	LAISSN	OS-PUR	AUD	17/03/2004	3323		9976.89	
CF	LAISSN	OS-PUR	AUD	17/03/2004	22924		70097.37	
CF	LAISSN	OS-PUR	AUD	01/04/2004	46163		161387.5	
CF	LAISSN	OS-PUR	AUD	01/04/2004	69652		242691.9	
CF	LAISSN	OS-PUR	AUD	02/04/2004	13927		48403.06	
CF	LAISSN	OS-PUR	AUD	05/04/2004	46409		167849.5	
CF	LAISSN	OS-PUR	AUD	06/04/2004	23714		86632.87	
CF	LAISSN	OS-PUR	AUD	07/04/2004	61307		236753.6	
CF	LAISSN	OS-PUR	AUD	08/04/2004	26463		101135.5	
CF	LAISSN	OS-PUR	AUD	19/04/2004	52230		192358.6	
CF	LAISSN	OS-PUR	AUD	21/04/2004	16552		61518.8	
CF	LAISSN	OS-PUR	AUD	04/05/2004	49661		190056.7	
CF	LAISSN	OS-PUR	AUD	06/05/2004	38933		153761.8	
CF	LAISSN	OS-SAL	AUD	10/05/2004	-67000		-261675.2	
CF	LAISSN	OS-PUR	AUD	25/05/2004	30508		129214.4	
CF	LAISSN	OS-PUR	AUD	04/06/2004	18235		85397.6	
CF	LAISSN	OS-SAL	AUD	08/06/2004	-21000		-98910	
						611145		2102273.5
CF	LGEIT	DIV	AUD	03/03/2004	0		0	
CF	LGEIT	OS-PUR	AUD	25/03/2004	2099		5699.73	
						2099		5699.73
CF	PET1SN	OS-PUR	AUD	12/03/2004	19300		53984.98	
CF	PET1SN	OS-PUR	AUD	15/03/2004	28071		80179.22	
CF	PET1SN	OS-PUR	AUD	15/03/2004	11229		32061.96	
CF	PET1SN	OS-PUR	AUD	16/03/2004	3891		11046.38	
CF	PET1SN	OS-PUR	AUD	16/03/2004	5967		16929.88	
CF	PET1SN	OS-PUR	AUD	16/03/2004	6142		17601.9	
CF	PET1SN	OS-PUR	AUD	17/03/2004	73110		222274.2	
CF	PET1SN	OS-PUR	AUD	17/03/2004	2898		8700.88	
CF	PET1SN	OS-PUR	AUD	17/03/2004	19993		61134.91	
CF	PET1SN	OS-PUR	AUD	01/04/2004	40273		140795.9	
CF	PET1SN	OS-PUR	AUD	01/04/2004	60765		211726.5	
CF	PET1SN	OS-PUR	AUD	02/04/2004	12150		42227.12	
CF	PET1SN	OS-PUR	AUD	05/04/2004	40489		146438.4	
CF	PET1SN	OS-PUR	AUD	06/04/2004	20689		75581.83	
CF	PET1SN	OS-PUR	AUD	07/04/2004	53486		206550.7	
CF	PET1SN	OS-PUR	AUD	08/04/2004	23087		88233.16	
CF	PET1SN	OS-PUR	AUD	19/04/2004	45567		167819.3	
CF	PET1SN	OS-PUR	AUD	21/04/2004	14439		53665.42	
CF	PET1SN	OS-PUR	AUD	04/05/2004	43326		165812.2	
CF	PET1SN	OS-PUR	AUD	06/05/2004	33966		134145.1	
CF	PET1SN	OS-SAL	AUD	10/05/2004	-51020		-199263.7	
CF	PET1SN	OS-PUR	AUD	25/05/2004	26500		112238.8	
CF	PET1SN	OS-PUR	AUD	04/06/2004	15800		73994.08	

CF	PET1SN	OS-PUR	AUD	08/06/2004	21000		96910	
						571,118		2,022,789
TOTAL						1,202,519		4,168,343
CL	B3C	DIV	AUD	03/03/2004	0		0	
CL	B3C	OS-SAL	AUD	23/03/2004	-17400		-56202	
CL	B3C	OS-PUR	AUD	25/03/2004	828		2247.54	
						-16572		-53954.46
CL	M1C	DIV	AUD	03/03/2004	0		0	
CL	M1C	OS-PUR	AUD	25/03/2004	150		407.55	
						150		407.55
CL	M3C	DIV	AUD	03/03/2004	0		0	
CL	M3C	OS-SAL	AUD	23/03/2004	-72000		-232560	
CL	M3C	OS-PUR	AUD	25/03/2004	5429		14740.5	
CL	M3C	OS-SAL	AUD	28/04/2004	-23000		-92460	
						-89,571		-310,280
TOTAL						-105,993		-363,826
CM	EASS15	OS-PUR	AUD	22/04/2004	12170		47722.24	
CM	EASS15	OS-PUR	AUD	04/05/2004	6436		24966.11	
CM	EASS15	OS-PUR	AUD	13/05/2004	3603		13835.52	
CM	EASS15	OS-PUR	AUD	13/05/2004	7429		28643.9	
						29638		115167.77
CM	EASS18	OS-PUR	AUD	21/04/2004	181376		683787.5	
CM	EASS18	OS-SAL	AUD	22/04/2004	-181376		-711084.4	
						0		-27,297
TOTAL						29,638		87,871
CP	AMPEQ	OS-PUR	AUD	05/04/2004	350034		1260122	
CP	AMPEQ	OS-PUR	AUD	08/04/2004	55144		212409.2	
CP	AMPEQ	OS-PUR	AUD	08/04/2004	21330		77724.39	
CP	AMPEQ	OS-PUR	AUD	08/04/2004	24108		92135.19	
CP	AMPEQ	OS-PUR	AUD	19/04/2004	69252		255049.1	
CP	AMPEQ	OS-PUR	AUD	21/04/2004	21985		81711.63	
CP	AMPEQ	OS-PUR	AUD	29/04/2004	36187		140805.3	
CP	AMPEQ	OS-PUR	AUD	03/05/2004	3565		13968.08	
CP	AMPEQ	OS-PUR	AUD	04/05/2004	61612		235794.2	
CP	AMPEQ	OS-PUR	AUD	06/05/2004	48302		190763.7	
CP	AMPEQ	OS-PUR	AUD	07/05/2004	52465		203780.8	
CP	AMPEQ	OS-PUR	AUD	10/05/2004	5751		22461.11	
CP	AMPEQ	OS-PUR	AUD	10/05/2004	32344		126529.7	
CP	AMPEQ	OS-PUR	AUD	14/05/2004	40179		153131.9	
CP	AMPEQ	OS-PUR	AUD	25/05/2004	36735		155588.4	
CP	AMPEQ	OS-PUR	AUD	27/05/2004	10462		44772.53	
CP	AMPEQ	OS-PUR	AUD	28/05/2004	13183		56740.97	
CP	AMPEQ	OS-PUR	AUD	31/05/2004	1438		6199.24	
CP	AMPEQ	OS-PUR	AUD	04/06/2004	22766		106617.1	
CP	AMPEQ	OS-PUR	AUD	09/06/2004	48507		227370.8	
CP	AMPEQ	OS-PUR	AUD	10/06/2004	15197		71743	
						970546		3735418.4
CP	CEQU	OS-PUR	AUD	12/03/2004	6000		16782.9	
CP	CEQU	OS-PUR	AUD	15/03/2004	9869		28188.83	
CP	CEQU	OS-PUR	AUD	15/03/2004	3947		11269.8	
CP	CEQU	OS-PUR	AUD	16/03/2004	1245		3534.5	
CP	CEQU	OS-PUR	AUD	16/03/2004	1910		5419.15	
CP	CEQU	OS-PUR	AUD	16/03/2004	1966		5634.21	

CP	CEQU	OS-PUR	AUD	17/03/2004	23282		70783.59	
CP	CEQU	OS-PUR	AUD	17/03/2004	923		2771.19	
CP	CEQU	OS-PUR	AUD	17/03/2004	6367		19469.11	
CP	CEQU	OS-PUR	AUD	31/03/2004	6104		21200.27	
CP	CEQU	OS-PUR	AUD	01/04/2004	13329		46598.66	
CP	CEQU	OS-PUR	AUD	01/04/2004	20110		70070.25	
CP	CEQU	OS-PUR	AUD	02/04/2004	4021		13974.92	
CP	CEQU	OS-PUR	AUD	05/04/2004	13400		48464.37	
CP	CEQU	OS-PUR	AUD	06/04/2004	6847		25013.71	
CP	CEQU	OS-PUR	AUD	07/04/2004	17701		68357.19	
CP	CEQU	OS-PUR	AUD	08/04/2004	7577		28957.53	
CP	CEQU	OS-PUR	AUD	19/04/2004	21765		80158.61	
CP	CEQU	OS-PUR	AUD	21/04/2004	6910		25682.4	
CP	CEQU	OS-PUR	AUD	29/04/2004	11373		44252.86	
CP	CEQU	OS-PUR	AUD	03/05/2004	1120		4388.29	
CP	CEQU	OS-PUR	AUD	04/05/2004	19364		74107.62	
CP	CEQU	OS-PUR	AUD	06/05/2004	15181		59955.76	
CP	CEQU	OS-PUR	AUD	07/05/2004	16489		64045.37	
CP	CEQU	OS-PUR	AUD	10/05/2004	1808		7061.32	
CP	CEQU	OS-PUR	AUD	10/05/2004	10165		39765.47	
CP	CEQU	OS-PUR	AUD	14/05/2004	12628		48128.35	
CP	CEQU	OS-PUR	AUD	25/05/2004	11545		48898	
CP	CEQU	OS-PUR	AUD	27/05/2004	3288		14071.13	
CP	CEQU	OS-PUR	AUD	28/05/2004	4143		17831.88	
CP	CEQU	OS-PUR	AUD	31/05/2004	452		1948.57	
CP	CEQU	OS-PUR	AUD	04/06/2004	7155		33508.08	
CP	CEQU	OS-PUR	AUD	09/06/2004	15245		71459.11	
CP	CEQU	OS-PUR	AUD	10/06/2004	4776		22546.86	
						308005		1144299.9
CP	CIMP	OS-PUR	AUD	12/03/2004	98879		276577.8	
CP	CIMP	OS-PUR	AUD	12/03/2004	2421		6771.9	
CP	CIMP	OS-PUR	AUD	15/03/2004	165529		472800.6	
CP	CIMP	OS-PUR	AUD	15/03/2004	66211		189051.1	
CP	CIMP	OS-PUR	AUD	16/03/2004	20888		59300.12	
CP	CIMP	OS-PUR	AUD	16/03/2004	32038		90899.88	
CP	CIMP	OS-PUR	AUD	16/03/2004	32972		94491.98	
CP	CIMP	OS-PUR	AUD	17/03/2004	390503		1187235	
CP	CIMP	OS-PUR	AUD	17/03/2004	15479		46473.75	
CP	CIMP	OS-PUR	AUD	17/03/2004	106793		326553.3	
CP	CIMP	OS-PUR	AUD	31/03/2004	62620		217490.4	
CP	CIMP	OS-PUR	AUD	01/04/2004	219002		765638.8	
CP	CIMP	OS-PUR	AUD	01/04/2004	330436		1151354	
CP	CIMP	OS-PUR	AUD	02/04/2004	67133		233319.6	
CP	CIMP	OS-PUR	AUD	05/04/2004	223710		809101.9	
CP	CIMP	OS-PUR	AUD	06/04/2004	114310		417601.6	
CP	CIMP	OS-PUR	AUD	07/04/2004	295523		1141242	
CP	CIMP	OS-PUR	AUD	08/04/2004	127560		487504.8	
CP	CIMP	OS-PUR	AUD	19/04/2004	235070		865742.5	
CP	CIMP	OS-PUR	AUD	21/04/2004	72956		271155.5	
CP	CIMP	OS-PUR	AUD	29/04/2004	118867		462516.9	
CP	CIMP	OS-PUR	AUD	30/04/2004	507		1972.2	
CP	CIMP	OS-PUR	AUD	03/05/2004	13704		53693.84	
CP	CIMP	OS-PUR	AUD	04/05/2004	398495		1525073	
CP	CIMP	OS-PUR	AUD	06/05/2004	242729		958632.6	
CP	CIMP	OS-PUR	AUD	07/05/2004	263597		1023844	
CP	CIMP	OS-PUR	AUD	10/05/2004	30980		120995.5	
CP	CIMP	OS-PUR	AUD	10/05/2004	174239		681622.8	
CP	CIMP	OS-PUR	AUD	14/05/2004	173000		659344.8	
CP	CIMP	OS-PUR	AUD	25/05/2004	188220		797191.8	
CP	CIMP	OS-PUR	AUD	27/05/2004	53208		227705.7	
CP	CIMP	OS-PUR	AUD	28/05/2004	67334		289812.4	
CP	CIMP	OS-PUR	AUD	31/05/2004	7314		31530.79	
CP	CIMP	OS-PUR	AUD	04/06/2004	116075		543599	

CP	CIMP	OS-PUR	AUD	09/06/2004	243386		1140843	
CP	CIMP	OS-PUR	AUD	10/06/2004	76800		362562.5	
						4848488		17991247
CP	CSSCE	DIV	AUD	03/03/2004	0		0	
CP	CSSCE	OS-PUR	AUD	26/03/2004	1278		3471.09	
CP	CSSCE	OS-SAL	AUD	10/06/2004	-19700		-92739.72	
						-18422		-89268.63
CP	MACEQ	OS-PUR	AUD	12/03/2004	1200		3356.37	
CP	MACEQ	OS-PUR	AUD	15/03/2004	2026		5786.5	
CP	MACEQ	OS-PUR	AUD	15/03/2004	810		2312.65	
CP	MACEQ	OS-PUR	AUD	16/03/2004	256		726.73	
CP	MACEQ	OS-PUR	AUD	16/03/2004	392		1112.13	
CP	MACEQ	OS-PUR	AUD	16/03/2004	403		1154.86	
CP	MACEQ	OS-PUR	AUD	17/03/2004	4779		14528.55	
CP	MACEQ	OS-PUR	AUD	17/03/2004	189		567.42	
CP	MACEQ	OS-PUR	AUD	17/03/2004	1307		3996.32	
CP	MACEQ	OS-PUR	AUD	31/03/2004	1253		4351.62	
CP	MACEQ	OS-PUR	AUD	01/04/2004	2736		9564.56	
CP	MACEQ	OS-PUR	AUD	01/04/2004	4128		14382.85	
CP	MACEQ	OS-PUR	AUD	02/04/2004	825		2867.1	
CP	MACEQ	OS-PUR	AUD	05/04/2004	2750		9945.43	
CP	MACEQ	OS-PUR	AUD	06/04/2004	1405		5132.48	
CP	MACEQ	OS-PUR	AUD	07/04/2004	3633		14028.93	
CP	MACEQ	OS-PUR	AUD	08/04/2004	1550		5923.37	
CP	MACEQ	OS-PUR	AUD	19/04/2004	4452		16395.3	
CP	MACEQ	OS-PUR	AUD	21/04/2004	1413		5251.37	
CP	MACEQ	OS-PUR	AUD	29/04/2004	2326		9050.01	
CP	MACEQ	OS-PUR	AUD	03/05/2004	229		897.19	
CP	MACEQ	OS-PUR	AUD	04/05/2004	3961		15158.13	
CP	MACEQ	OS-PUR	AUD	06/05/2004	3105		12262.11	
CP	MACEQ	OS-PUR	AUD	07/05/2004	3373		13100.35	
CP	MACEQ	OS-PUR	AUD	10/05/2004	370		1445.07	
CP	MACEQ	OS-PUR	AUD	10/05/2004	2079		8132.54	
CP	MACEQ	OS-PUR	AUD	14/05/2004	2583		9843.82	
CP	MACEQ	OS-PUR	AUD	25/05/2004	2362		10003.46	
CP	MACEQ	OS-PUR	AUD	27/05/2004	673		2879.95	
CP	MACEQ	OS-PUR	AUD	28/05/2004	847		3645.35	
CP	MACEQ	OS-PUR	AUD	31/05/2004	92		396.59	
CP	MACEQ	OS-PUR	AUD	04/06/2004	1463		6851.05	
CP	MACEQ	OS-PUR	AUD	09/06/2004	3118		14614.35	
CP	MACEQ	OS-PUR	AUD	10/06/2004	977		4612	
						63065		234276.51
CP	PSSCE	DIV	AUD	03/03/2004	0		0	
CP	PSSCE	OS-PUR	AUD	26/03/2004	1424		3868.08	
CP	PSSCE	OS-SAL	AUD	10/06/2004	-15500		-72967.8	
						-14076		-69099.72
CP	QCSF	OS-PUR	AUD	12/03/2004	2147		6005.45	
CP	QCSF	OS-PUR	AUD	12/03/2004	53		148.25	
CP	QCSF	OS-PUR	AUD	15/03/2004	3675		10496.91	
CP	QCSF	OS-PUR	AUD	15/03/2004	1470		4197.27	
CP	QCSF	OS-PUR	AUD	16/03/2004	464		1317.27	
CP	QCSF	OS-PUR	AUD	16/03/2004	711		2017.28	
CP	QCSF	OS-PUR	AUD	16/03/2004	732		2097.78	
CP	QCSF	OS-PUR	AUD	17/03/2004	8668		26353.06	
CP	QCSF	OS-PUR	AUD	17/03/2004	344		1032.82	
CP	QCSF	OS-PUR	AUD	17/03/2004	2371		7250.08	
CP	QCSF	OS-PUR	AUD	31/03/2004	1390		4827.72	
CP	QCSF	OS-PUR	AUD	01/04/2004	4862		16997.72	
CP	QCSF	OS-PUR	AUD	01/04/2004	7335		25557.71	
CP	QCSF	OS-PUR	AUD	02/04/2004	1533		5327.91	
CP	QCSF	OS-PUR	AUD	05/04/2004	5108		18474.32	
CP	QCSF	OS-PUR	AUD	06/04/2004	2610		9534.94	
CP	QCSF	OS-PUR	AUD	07/04/2004	6747		26055.36	

CP	QCSF	OS-PUR	AUD	08/04/2004	2912		11128.96	
CP	QCSF	OS-PUR	AUD	19/04/2004	5939		21872.83	
CP	QCSF	OS-PUR	AUD	21/04/2004	1720		6392.73	
CP	QCSF	OS-PUR	AUD	29/04/2004	2803		10906.6	
CP	QCSF	OS-PUR	AUD	30/04/2004	12		46.68	
CP	QCSF	OS-PUR	AUD	03/05/2004	323		1265.55	
CP	QCSF	OS-PUR	AUD	04/05/2004	9397		35963.09	
CP	QCSF	OS-PUR	AUD	06/05/2004	5724		22606.33	
CP	QCSF	OS-PUR	AUD	07/05/2004	6216		24143.74	
CP	QCSF	OS-PUR	AUD	10/05/2004	740		2890.14	
CP	QCSF	OS-PUR	AUD	10/05/2004	4160		16273.91	
CP	QCSF	OS-PUR	AUD	14/05/2004	4000		15244.97	
CP	QCSF	OS-PUR	AUD	25/05/2004	4576		19381.31	
CP	QCSF	OS-PUR	AUD	27/05/2004	1331		5696.06	
CP	QCSF	OS-PUR	AUD	28/05/2004	1684		7248.1	
CP	QCSF	OS-PUR	AUD	31/05/2004	183		788.91	
CP	QCSF	OS-PUR	AUD	04/06/2004	3378		15819.75	
CP	QCSF	OS-PUR	AUD	09/06/2004	7083		33200.72	
CP	QCSF	OS-PUR	AUD	10/06/2004	1800		8497.56	
						114201		427059.81
CP	UTIND	OS-PUR	AUD	01/03/2004	14400		38372.09	
CP	UTIND	DIV	AUD	03/03/2004	0		0	
CP	UTIND	OS-PUR	AUD	25/03/2004	1070		2905.74	
						15470		41277.83
CP	WDEQ	DIV	AUD	03/03/2004	0		0	
CP	WDEQ	OS-PUR	AUD	25/03/2004	433		1175.91	
CP	WDEQ	OS-SAL	AUD	28/04/2004	-900		-3609	
						-467		-2433.09
CP	WEEI	DIV	AUD	03/03/2004	0		0	
CP	WEEI	OS-SAL	AUD	21/04/2004	-2000		-7540	
CP	WEEI	OS-SAL	AUD	19/05/2004	-7733		-30158.7	
						-9733		-37698.7
CP	WEQI	DIV	AUD	03/03/2004	0		0	
CP	WEQI	OS-SAL	AUD	24/03/2004	-40000		-135600	
CP	WEQI	OS-PUR	AUD	25/03/2004	5753		15618.33	
CP	WEQI	OS-PUR	AUD	21/04/2004	2000		7540	
CP	WEQI	OS-SAL	AUD	29/04/2004	-24000		-95040	
CP	WEQI	OS-PUR	AUD	19/05/2004	7733		30158.7	
						-48514		-177322.97
CP	WEQU	OS-PUR	AUD	12/03/2004	87045		243477.9	
CP	WEQU	OS-PUR	AUD	15/03/2004	145844		416574.3	
CP	WEQU	OS-PUR	AUD	15/03/2004	58338		166571.4	
CP	WEQU	OS-PUR	AUD	16/03/2004	18404		52248.16	
CP	WEQU	OS-PUR	AUD	16/03/2004	28228		80089.94	
CP	WEQU	OS-PUR	AUD	16/03/2004	29051		83255.08	
CP	WEQU	OS-PUR	AUD	17/03/2004	344064		1046048	
CP	WEQU	OS-PUR	AUD	17/03/2004	94093		287719.1	
CP	WEQU	OS-PUR	AUD	17/03/2004	13638		40946.37	
CP	WEQU	OS-PUR	AUD	31/03/2004	90210		313315.3	
CP	WEQU	OS-PUR	AUD	01/04/2004	196974		688628.1	
CP	WEQU	OS-PUR	AUD	01/04/2004	297202		1035555	
CP	WEQU	OS-PUR	AUD	02/04/2004	59426		206534.1	
CP	WEQU	OS-PUR	AUD	05/04/2004	198026		716209.4	
CP	WEQU	OS-SAL	AUD	05/04/2004	-350034		-1260122	
CP	WEQU	OS-PUR	AUD	06/04/2004	101186		369656.5	
CP	WEQU	OS-PUR	AUD	07/04/2004	261594		1010216	
CP	WEQU	OS-SAL	AUD	08/04/2004	-55144		-212409.2	
CP	WEQU	OS-SAL	AUD	08/04/2004	-21330		-77724.39	
CP	WEQU	OS-PUR	AUD	08/04/2004	89028		340244.4	
CP	WEQU	OS-PUR	AUD	19/04/2004	255737		941857.2	
CP	WEQU	OS-PUR	AUD	21/04/2004	81187		301747.7	
CP	WEQU	OS-PUR	AUD	29/04/2004	133634		519976	
CP	WEQU	OS-PUR	AUD	03/05/2004	13167		51589.82	

CP	WEQU	OS-PUR	AUD	04/05/2004	227526		870760.6	
CP	WEQU	OS-PUR	AUD	06/05/2004	178372		704461.4	
CP	WEQU	OS-PUR	AUD	07/05/2004	193747		752638.1	
CP	WEQU	OS-PUR	AUD	10/05/2004	21235		82935.42	
CP	WEQU	OS-PUR	AUD	10/05/2004	119441		467253.1	
CP	WEQU	OS-PUR	AUD	14/05/2004	148377		565500.6	
CP	WEQU	OS-PUR	AUD	25/05/2004	135656		574560.9	
CP	WEQU	OS-PUR	AUD	27/05/2004	38634		165335.7	
CP	WEQU	OS-PUR	AUD	28/05/2004	48682		209532.2	
CP	WEQU	OS-PUR	AUD	31/05/2004	5312		22900.13	
CP	WEQU	OS-PUR	AUD	04/06/2004	84070		393714.1	
CP	WEQU	OS-PUR	AUD	09/06/2004	179131		839655.2	
CP	WEQU	OS-PUR	AUD	10/06/2004	56120		264935	
						3605871		13276286
CP	WIMP	OS-PUR	AUD	12/03/2004	171974		481034.2	
CP	WIMP	OS-PUR	AUD	12/03/2004	4210		11775.99	
CP	WIMP	OS-PUR	AUD	15/03/2004	288046		822746	
CP	WIMP	OS-PUR	AUD	15/03/2004	115219		328982.7	
CP	WIMP	OS-PUR	AUD	16/03/2004	36349		103193.2	
CP	WIMP	OS-PUR	AUD	16/03/2004	55751		158179.6	
CP	WIMP	OS-PUR	AUD	16/03/2004	57376		164429.6	
CP	WIMP	OS-PUR	AUD	17/03/2004	679540		2065986	
CP	WIMP	OS-PUR	AUD	17/03/2004	26935		80868.94	
CP	WIMP	OS-PUR	AUD	17/03/2004	185836		568252.2	
CP	WIMP	OS-PUR	AUD	31/03/2004	108969		378468.7	
CP	WIMP	OS-PUR	AUD	01/04/2004	381098		1332332	
CP	WIMP	OS-PUR	AUD	01/04/2004	575014		2003549	
CP	WIMP	OS-PUR	AUD	02/04/2004	113844		395662.9	
CP	WIMP	OS-PUR	AUD	05/04/2004	379371		1372088	
CP	WIMP	OS-PUR	AUD	06/04/2004	193850		708180.1	
CP	WIMP	OS-PUR	AUD	07/04/2004	501155		1935346	
CP	WIMP	OS-PUR	AUD	08/04/2004	216319		826721.1	
CP	WIMP	OS-PUR	AUD	19/04/2004	367493		1427103	
CP	WIMP	OS-SAL	AUD	21/04/2004	-181376		-683787.5	
CP	WIMP	OS-PUR	AUD	21/04/2004	124793		463818.1	
CP	WIMP	OS-PUR	AUD	29/04/2004	203324		791142.9	
CP	WIMP	OS-PUR	AUD	30/04/2004	867		3372.58	
CP	WIMP	OS-PUR	AUD	03/05/2004	23441		91844.52	
CP	WIMP	OS-PUR	AUD	04/05/2004	681636		2608677	
CP	WIMP	OS-PUR	AUD	06/05/2004	415195		1639769	
CP	WIMP	OS-PUR	AUD	07/05/2004	450891		1751318	
CP	WIMP	OS-PUR	AUD	10/05/2004	46599		181997.1	
CP	WIMP	OS-PUR	AUD	10/05/2004	262093		1025308	
CP	WIMP	OS-PUR	AUD	14/05/2004	223000		849906.8	
CP	WIMP	OS-PUR	AUD	25/05/2004	307895		1304066	
CP	WIMP	OS-PUR	AUD	27/05/2004	87334		373749.2	
CP	WIMP	OS-PUR	AUD	28/05/2004	110521		475693.6	
CP	WIMP	OS-PUR	AUD	31/05/2004	12004		51749.48	
CP	WIMP	OS-PUR	AUD	04/06/2004	187624		878675.1	
CP	WIMP	OS-SAL	AUD	07/06/2004	-127315		-599653.7	
CP	WIMP	OS-PUR	AUD	09/06/2004	393408		1844053	
CP	WIMP	OS-PUR	AUD	10/06/2004	123120		581233.1	
						7823403		28797831
CP	WISH	OS-PUR	AUD	12/03/2004	54700		153004.1	
CP	WISH	OS-PUR	AUD	15/03/2004	89127		254573.5	
CP	WISH	OS-PUR	AUD	15/03/2004	35651		101793.7	
CP	WISH	OS-PUR	AUD	16/03/2004	11247		31929.74	
CP	WISH	OS-PUR	AUD	16/03/2004	17250		48942.59	
CP	WISH	OS-PUR	AUD	16/03/2004	17753		50876.99	
CP	WISH	OS-PUR	AUD	17/03/2004	210263		639256.5	
CP	WISH	OS-PUR	AUD	17/03/2004	8334		25021.78	
CP	WISH	OS-PUR	AUD	17/03/2004	57501		175827.5	
CP	WISH	OS-PUR	AUD	31/03/2004	55129		191472.8	

CP	WISH	OS-PUR	AUD	01/04/2004	120374		420831.8	
CP	WISH	OS-PUR	AUD	01/04/2004	181623		632837.9	
CP	WISH	OS-PUR	AUD	02/04/2004	36315		126212.2	
CP	WISH	OS-PUR	AUD	05/04/2004	121015		437680.3	
CP	WISH	OS-PUR	AUD	06/04/2004	61836		225901.6	
CP	WISH	OS-PUR	AUD	07/04/2004	159863		617354.2	
CP	WISH	OS-PUR	AUD	08/04/2004	68881		263247.2	
CP	WISH	OS-PUR	AUD	19/04/2004	197863		728712.3	
CP	WISH	OS-PUR	AUD	21/04/2004	62814		233460.8	
CP	WISH	OS-PUR	AUD	29/04/2004	103392		402303	
CP	WISH	OS-PUR	AUD	03/05/2004	10186		39909.92	
CP	WISH	OS-PUR	AUD	04/05/2004	176036		673704.2	
CP	WISH	OS-PUR	AUD	06/05/2004	138006		545040.1	
CP	WISH	OS-PUR	AUD	07/05/2004	149901		582234.6	
CP	WISH	OS-PUR	AUD	10/05/2004	16431		64172.91	
CP	WISH	OS-PUR	AUD	10/05/2004	92411		361511.7	
CP	WISH	OS-PUR	AUD	14/05/2004	114798		437522.9	
CP	WISH	OS-PUR	AUD	25/05/2004	104957		444537.6	
CP	WISH	OS-PUR	AUD	27/05/2004	29892		127924	
CP	WISH	OS-PUR	AUD	28/05/2004	37665		162114	
CP	WISH	OS-PUR	AUD	31/05/2004	4109		17713.97	
CP	WISH	OS-PUR	AUD	04/06/2004	65044		304612.1	
CP	WISH	OS-PUR	AUD	09/06/2004	138592		649633.5	
CP	WISH	OS-PUR	AUD	10/06/2004	43419		204975.3	
						2792378		10376847
CP	WSNF	OS-PUR	AUD	12/03/2004	1900		5314.58	
CP	WSNF	OS-PUR	AUD	15/03/2004	2929		8366.1	
CP	WSNF	OS-PUR	AUD	15/03/2004	1171		3343.54	
CP	WSNF	OS-PUR	AUD	16/03/2004	389		1104.35	
CP	WSNF	OS-PUR	AUD	16/03/2004	597		1693.83	
CP	WSNF	OS-PUR	AUD	16/03/2004	614		1759.62	
CP	WSNF	OS-PUR	AUD	17/03/2004	7615		23151.66	
CP	WSNF	OS-PUR	AUD	17/03/2004	302		906.72	
CP	WSNF	OS-PUR	AUD	17/03/2004	2083		6369.43	
CP	WSNF	OS-PUR	AUD	01/04/2004	4257		14882.62	
CP	WSNF	OS-PUR	AUD	01/04/2004	6423		22379.98	
CP	WSNF	OS-PUR	AUD	02/04/2004	1284		4462.52	
CP	WSNF	OS-PUR	AUD	05/04/2004	4280		15479.66	
CP	WSNF	OS-PUR	AUD	06/04/2004	2187		7989.64	
CP	WSNF	OS-PUR	AUD	07/04/2004	5654		21834.45	
CP	WSNF	OS-PUR	AUD	08/04/2004	2440		9325.11	
CP	WSNF	OS-PUR	AUD	19/04/2004	4817		17740.59	
CP	WSNF	OS-PUR	AUD	21/04/2004	1526		5671.69	
CP	WSNF	OS-PUR	AUD	04/05/2004	4580		17528.03	
CP	WSNF	OS-PUR	AUD	06/05/2004	3590		14178.32	
CP	WSNF	OS-SAL	AUD	10/05/2004	-6100		-23824.16	
CP	WSNF	OS-PUR	AUD	25/05/2004	2700		11435.65	
CP	WSNF	OS-PUR	AUD	04/06/2004	1600		7493.07	
						56,838		198,587
TOTAL						20,507,053		75,847,308
	OSFT	TAKEON BAL	AUD	20/04/2004	154163		-	
				23/04/2004	51133		201672.1	
				29/04/2004	17064		68715.67	
				05/05/2004	18889		73273.01	
				06/05/2004	49648		198675.7	
						290,897		542,336
TOTAL						290,897		542,336

AIL*6702388 TAKEON BAL AUD	20/04/2004	55500		-	
			55,500		0
TOTAL			55,500		0
GRAND TOTAL			**21,979,614**		**80,282,032**

21 June 2004

BY FAX - ORIGINAL IN POST
(61 2 9420 1352)

Aristocrat Leisure Ltd.
71 Longueville Road Lane Cove
NSW 2066 Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Mr. Frank Bush:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 18 June 2004.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 475,582,744 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Greg Dickinson or Gina Martinez at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Greg Dickinson
Compliance Associate

FORM 605

Section 671B

Corporations Law
NOTICE UNDER SECTION 671B OF CEASING TO BE A SUBSTANTIAL HOLDER

To: Aristocrat Leisure Ltd.
(A.C.N.)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 18 June 2004 has ceased to be a substantial shareholder or associate of a substantial shareholder. Particulars relating to each relevant interest disposed of and of the disposal are set out below.

1. Particulars of each relevant interest at the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

(a) Name and address of holder of relevant interest:

The shares reported were owned by accounts under the discretionary investment management of 1 investment management companies (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares were reported in the aggregate.

(b) Number and description of voting shares of each class of shares in the company which relevant interest is held:

Ordinary shares: 23,644,128

(c) Name and address of each person registered as holder of voting shares:

See Annexure A of Form 604 dated 19 December 2003

2. Particulars of each change in relevant interests since the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company:

(a) The date of change in relevant interest:

18 June 2004

(b) Whether the change was a change in the relevant interest of an associate of the substantial shareholder and, if so, the name and address of that associate:

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(c) Particulars of the valuable consideration given in relation to the change, including nature of any part of the consideration that did not consist of money, are as follows:

See attached Annexure

(d) Particulars of any contract, scheme, arrangement or other circumstance because of which the change in the relevant interest(s) occurred are as follow(s):

None

(e) Particulars of any qualification of the power of a person to exercise, control the exercise of or influence the exercise of, the voting powers of those shares in which the relevant interest in which the change occurred is held, are as follows:

In some cases, the clients of the investment management companies have requested that the investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

(f) Particulars of any additional benefit that a person has, or may, become entitled to receive, whether on the happening of a contingency or not, because of the change in the relevant interest are as follows:

None

3. Particulars consequent to the change because of which the person ceased to be a substantial shareholder.

(a) (i) Name and address of holder of relevant interest:

See Annexure "A" dated 18 June 2004 (copy attached)

(ii) Number and description of voting shares of each class of shares in the company in which relevant interest is held:

Ordinary shares: 23,299,043

(iii) Name and address of each person entitled to become registered as holder of voting shares after change:

None

(iv) Name and address of holder of relevant interest:

Not applicable

(b) Particulars of any contract, scheme, arrangement or other circumstances because of which the person ceased to be a substantial shareholder are as follows:

The companies referred to in paragraph 2(b) above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts.

(c) Particulars of any additional benefit that the person or an associate has, or may, become entitled to receive, whether of the happening of a contingency or not, as a consequence of ceasing to be a substantial shareholder, are as follows:

None

(d) The nature of each relevant interest disposed of is as follows:

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

Dated 21 June 2004

The Capital Group Companies, Inc.

By: ______________________________

(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1. This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3. Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 605 signed by this corporation dated 18 June 2004.

The Capital Group Companies, Inc.

By: ____________________________________

Liliane Corzo
Counsel

Australia Annexure
Aristocrat Leisure Ltd.
18 June 2004

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000035	22,481,849	
	11000075	817,194	
		23,299,043	
GRAND TOTAL		**23,299,043**	**4.90%**

Nominee List

Aristocrat Leisure Ltd.

18 June 2004

<u>Nominee Name</u>

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		22,835,865
11000075		808,263
11000035		22,481,849
11000075		817,194
	Total Shares:	46,943,171

ISSUER ARISTOCRAT LEISURE LTD
FROM 2/18/2004
TO 6/18/2004
COMPANY ALL
ACCOUNT ALL

Activity	Account	Transaction Type	Shares or Par	Crncy	Price	Asset Description
3/3/2004	11000035	Reinvest Cash Div	273,025	AUD	2.715000	ARISTOCRAT LEISURE LTD
3/3/2004	11000075	Reinvest Cash Div	8,931	AUD	2.715000	ARISTOCRAT LEISURE LTD
6/17/2004	11000035	Sell	(327,300)	AUD	4.560800	ARISTOCRAT LEISURE LTD
6/17/2004	11000035	Sell	(172,700)	AUD	4.560800	ARISTOCRAT LEISURE LTD
6/18/2004	11000035	Sell	(690,800)	AUD	4.764500	ARISTOCRAT LEISURE LTD
6/18/2004	11000035	Sell	(1,309,200)	AUD	4.764500	ARISTOCRAT LEISURE LTD


ARISTOCRAT

ANNOUNCEMENT REGARDING CHAIRMAN

Sydney, 25 June 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced that Mr John Pascoe AO has been appointed to the position of Chief Federal Magistrate effective from 14 July 2004.

Mr Pascoe was appointed as Chairman of Aristocrat on 15 September 2003.

Mr Paul Oneile, Chief Executive Officer and Managing Director, thanked Mr Pascoe on behalf of the Board for his contribution to the Company. "The Company owes a debt of gratitude to John Pascoe. Aristocrat, under his Chairmanship, has become strong financially with sound strategies for future expansion. Mr Pascoe's legal skills and commercial expertise enabled the Company to respond to the serious challenges that it has faced over the past 12 months," Mr Oneile said.

Mr Oneile congratulated Mr Pascoe on his new appointment and wished him well in his new career. "I have enjoyed working with John who was instrumental in my coming to the Company. I have greatly appreciated his support and I wish him the very best in this next stage of his career," he said.

The Board is well advanced in the search for new Directors, and a further statement concerning the appointment of new Directors and the position of Chairman will be made after the next Board meeting on 7 July 2004.

Enquiries: Margot McKay 0412132769


ARISTOCRAT

ARISTOCRAT ANNOUNCES REGULATORY APPROVALS FOR CHIEF EXECUTIVE OFFICER

Aristocrat Leisure Limited (ASX:ALL) is pleased to announce that the necessary regulatory approvals for the appointment of Mr Paul Oneile as Chief Executive Officer and Managing Director of the Company have now been received.

Prior to taking up the appointment of Chief Executive Officer designate on December 1 last year, Mr Oneile held the position of Chairman and Chief Executive Officer of United International Pictures (UIP), based in London. From 1990 to 1996 he was the Managing Director of The Greater Union Organisation Pty Ltd based in Sydney.

"Paul Oneile had enjoyed a distinguished professional career in managing international organisations before joining Aristocrat last year, and on behalf of the board and management, I would like to say how pleased we are that he has now received regulatory approval," the Chairman, Mr John Pascoe said.

"Paul's experience in international management and in driving shareholder value has already resulted in him making a significant contribution to Aristocrat," Mr Pascoe went on to say.

Sydney, Australia 22 June 2004

Media Inquiries: Margot McKay on 0412 132 769

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aristocrat Leisure Limited
ABN	44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Norman Oneile
Date of appointment	22 June 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil apart from Service Agreement with the Company dated 27 November 2003.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	30,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,555,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,560,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 1 July, 2004
(Company Secretary)

Print name: Frank Bush____________________

= = = = =


ARISTOCRAT

ANNOUNCEMENT REGARDING APPOINTMENT OF NEW CHAIRMAN

Sydney, 9 July 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced that Mr David Simpson has accepted the position of interim Chairman effective from today following the resignation from the Board of former Chairman, Mr John Pascoe AO, consequent upon his appointment to the position of Chief Federal Magistrate.

David Simpson was nominated in July 2003 and was appointed a Director of the Company in February, 2004. He has chaired the Audit Committee since July, 2003. However, concurrent with his acceptance of the interim Chairman's appointment, Mr Simpson will vacate the position of Chairman of the Audit Committee and Ms Penny Morris AM will assume that role. Mr Simpson will continue as a member of the Audit Committee.

Mr Simpson is a former Executive General Manager, Finance, of Southcorp Holdings; a former Executive General Manager, Finance, of Tabcorp Holdings Limited; and a former Finance Director of Tabcorp Holdings Limited.

Mr Paul Oneile, Chief Executive Officer and Managing Director, welcomed Mr Simpson's appointment as interim Chairman. Mr Oneile said: "David has had a distinguished career, both in financial management and the gaming industry, and I look forward to his contribution as interim Chairman and to working with him in his new role."

Mr Simpson said: "On behalf of the Board, I would like to express my sincere gratitude to John Pascoe for the contribution he has made to the Company, not only as Chairman, but also since he was appointed a Director in 2001."

"John Pascoe's extensive experience in commercial and legal affairs, coupled with his general management and corporate governance skills, have uniquely equipped him for his role as a Director and then as Chairman of Aristocrat. His contribution to the Company has been integral to the restoration of financial integrity and shareholder value and I wish him well in his new legal career."

Enquiries: Margot McKay 0412132769

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ARISTOCRAT LEISURE LIMITED

ACN/ARSN: 002 818 368

This notice is given by Masku Pty Limited.

1. Details of substantial holder (1)

Name: Masku Pty Limited

ACN/ARSN (if applicable): 072 404 358

The holder ceased to be a substantial holder on: 08/07/04

The previous notice was given to the company on: 12/10/00

The previous notice was dated: 12/10/00

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
03/06/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on Australian Stock Exchange Limited (ASX)	$239,670.30 (average price $4.65 per share)	Ordinary shares 51,542	Masku Pty Limited
04/06/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$691,329.70 (average price $4.826733 per share)	Ordinary shares 145,456	Masku Pty Limited
04/06/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$934,508.10 (average price $4.672546 per share)	Ordinary shares 200,000	Masku Pty Limited
04/06/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$486,000.00 (average price $4.86 per share)	Ordinary shares 100,000	Masku Pty Limited
07/06/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$2,405,663.50 (average price $4.811329 per share)	Ordinary shares 500,000	Masku Pty Limited
02/07/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$500,000.00 (average price $5.00 per share)	Ordinary shares 100,000	Masku Pty Limited
05/07/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$250,000.00 (average price $5.00 per share)	Ordinary shares 50,000	Masku Pty Limited
06/07/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$50,110.00 (average price $5.00 per share)	Ordinary shares 10,022	Masku Pty Limited
07/07/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$1,701,410.48 (average price $5.0046 per share)	Ordinary shares 339,972	Masku Pty Limited
08/07/04	Masku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$5,113,166.63 (average price $5.1132 per share)	Ordinary shares 1,000,000	Masku Pty Limited

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

112485981

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maaku Pty Limited	c/- PKF Level 4, Tower 1 Waterside Office Park Holden Place SURFERS PARADISE QLD 4217

Signature

print name Harold Mark Hastings Ainsworth capacity Director

sign here  date 12/07/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Fax Transmission

Grosvenor Place
225 George Street
Sydney NSW 2000
Australia

www.bdw.com

Tel + 61 2 9258 6000

DX 355 Sydney

Fax + 61 2 9258 6999

BLAKE DAWSON WALDRON

L A W Y E R S

Date 16 July 2004

Our reference
EGP 02 0083 0061

From Elizabeth Pakchung
Partner
Tel: (02) 9258 6703
elizabeth.pakchung@bdw.com

To Australian Stock Exchange Limited
Fax: 1900 999 279

Your reference

Aristocrat Limited

We attach clearer copy of the Form 605 Notice of ceasing to be a substantial shareholder given by Maaku Pty Limited dated 12 July 2004.

Yours faithfully

Blake Dawson Waldron

SYDNEY
MELBOURNE
BRISBANE
PERTH
CANBERRA
LONDON
PORT MORESBY
JAKARTA
SHANGHAI

Number of pages including this cover sheet 3

Please check that you have received this document in full.
If not, please telephone our fax operator immediately on + 61 2 9258 6666.

EWP

Prof ID 300 Doc ID 112489954

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme ARISTOCRAT LEISURE LIMITED

ACN/ARSN 002 818 368

This notice is given by Maaku Pty Limited.

1. Details of substantial holder (1)

Name Maaku Pty Limited
ACN/ARSN (if applicable) 072 404 356

The holder ceased to be a substantial holder on 08/07/04
The previous notice was given to the 12/10/00
The previous notice was dated 12/10/00

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
03/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on Australian Stock Exchange Limited (**ASX**)	$239,670.30 (average price $4.65 per share)	Ordinary shares 51,542	Maaku Pty Limited
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$691,329.70 (average price $4.656736 per share)	Ordinary shares 148,458	Maaku Pty Limited
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$934,509.10 (average price $4.672546 per share)	Ordinary shares 200,000	Maaku Pty Limted
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$466,000.00 (average price $4.66 per share)	Ordinary shares 100,000	Maaku Pty Limited
07/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$2,405,669.56 (average price $4.811339 per share)	Ordinary shares 500,000	Maaku Pty Limited
02/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$500,000.00 (average price $5.00 per share)	Ordinary shares 100,000	Maaku Pty Limited
05/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$250,000.00 (average price $5.00 per share)	Ordinary shares 50,000	Maaku Pty Limited
06/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$50,110.00 (average price $5.00 per share)	Ordinary shares 10,022	Maaku Pty Limited
07/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$1,701,410.48 (average price $5.0045 per share)	Ordinary shares 339,978	Maaku Pty Limited
08/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$5,113,166.83 (average price $5.1132 per share)	Ordinary shares 1,000,000	Maaku Pty Limited

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maaku Pty Limited	c/- PKF Level 4, Tower 1 Waterside Office Park Holden Place SURFERS PARADISE QLD 4217



Signature

HAROLD MARK HASTINGS AINSWORTH

print name	Harold Mark Hastings Ainsworth	capacity	Director
sign here		date	13/07/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	50,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 July, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,605,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,510,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 July, 2004
(Company Secretary)

Print name: Robert Postema

== == == == ==

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ARISTOCRAT LEISURE LIMITED

ACN/ARSN: 002 818 368

This notice is given by Maaku Pty Limited.

1. Details of substantial holder (1)

Name: Maaku Pty Limited

ACN/ARSN (if applicable): 072 404 358

The holder ceased to be a substantial holder on: 08/07/04

The previous notice was given to the company on: 12/10/00

The previous notice was dated: 12/10/00

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
03/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on Australian Stock Exchange Limited (ASX)	$219,670.30 (average price $4.65 per share)	Ordinary shares 51,543	Maaku Pty Limited
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$591,929.70 (average price $4.036735 per share)	Ordinary shares 146,458	Maaku Pty Limited
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$934,509.10 (average price $4.672546 per share)	Ordinary shares 200,000	Maaku Pty Limited
04/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$482,000.00 (average price $4.82 per share)	Ordinary shares 100,000	Maaku Pty Limited
07/06/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$2,405,666.55 (average price $4.811333 per share)	Ordinary shares 500,000	Maaku Pty Limited
02/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$500,000.00 (average price $5.00 per share)	Ordinary shares 100,000	Maaku Pty Limited
05/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$250,000.00 (average price $5.00 per share)	Ordinary shares 50,000	Maaku Pty Limited
06/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$50,110.00 (average price $5.00 per share)	Ordinary shares 10,022	Maaku Pty Limited
07/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$1,701,410.48 (average price $5.0046 per share)	Ordinary shares 339,978	Maaku Pty Limited
08/07/04	Maaku Pty Limited	Sale of securities of which it is the registered holder in transactions that took place on ASX	$5,112,165.83 (average price $5.1122 per share)	Ordinary shares 1,000,000	Maaku Pty Limited

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

112485961

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maaku Pty Limited	c/- PKF Level 4, Tower 1 Waterside Office Park Holden Place SURFERS PARADISE QLD 4217

Signature

print name Harold Mark Hastings Ainsworth capacity Director

sign here date 12/07/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aristocrat Leisure Limited
ABN	44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Henry Pascoe
Date of last notice	8 June 2004
Date that director ceased to be director	8 July 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10, 825 Ordinary Shares in Aristocrat Leisure Limited

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Llinlithgow Investments Pty Limited ATF Pascoe Family Trust; Shares purchased on market at various dates.	340,000 Ordinary Shares in Aristocrat Leisure Ltd

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	20,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 July, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,625,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,490,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 28 July, 2004
(Company Secretary)

Print name: Robert Postema

== == == == ==

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	26/07/2004
The previous notice was given to the company on	10/06/2004
The previous notice was dated	10/06/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	23,887,520	5.01%	28,427,470	5.96%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	29,638	0.01% see note 1 at the end of this form	413,192	0.09% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	23,917,158	5.02%	28,840,662	6.05%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
[illegible]anteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	55,500 Fully paid ordinary shares	55,500
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,193,887 Fully paid ordinary shares	1,193,887
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,346 Fully paid ordinary shares	58,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	378,127 Fully paid ordinary shares	378,127
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,972,277 Fully paid ordinary shares	5,972,277
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	207,759 Fully paid ordinary shares	207,759
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	293,079 Fully paid ordinary shares	293,079
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	128,490 Fully paid ordinary shares	128,490
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,735 Fully paid ordinary shares	13,735

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	401,779 Fully paid ordinary shares	401,779
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	77,420 Fully paid ordinary shares	77,420
Colonial First State Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429, Auckland 1, New Zealand	Colonial First State Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,398 Fully paid ordinary shares	37,398
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,138,033 Fully paid ordinary shares	1,138,033
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	273,629 Fully paid ordinary shares	273,629
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	143,819 Fully paid ordinary shares	143,819
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	97,928 Fully paid ordinary shares	97,928
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,840 Fully paid ordinary shares	31,840
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	472,097 Fully paid ordinary shares	472,097
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,430,770 Fully paid ordinary shares	4,430,770

CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,591,090 Fully paid ordinary shares	9,591,090
...IL as RE Colonial ...st State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,430,467 Fully paid ordinary shares	3,430,467
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	381,737 Fully paid ordinary shares "*" See note on the last page of this form.	381,737
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,455 Fully paid ordinary shares "*" See note on the last page of this form.	31,455

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

Signature

NOTE 1—(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 29 day of July 2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 26/07/2004

____

Damien Hatton – Company Secretary

SCHEDULE

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A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armaynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
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Bennelong Centre Pty Ltd (ACN 7328949)
Binya Pty Limited (ACN 9642899)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPE Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)
CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial c.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P and B. Properties Pty Ltd (ACN 9499512)
PEM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)	The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Tracker Index Management Limited (ACN 81834666)	Vanon Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)
Windsor Bartholomew Services Pty Limited (ACN 73623702)	

End of Annexure A

This is the Annexure marked of 4 pages referred to in the Notice of Substantial Shareholding dated 26 July 2004.

Colonial First State Inv Managers
Transaction listing for the period 11/06/2004 to 26/07/2004 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CF	LAEQ	OS-SAL	AUD	25/06/2004	-44500		-215825	
						-44500		-215825
CF	LAISSN	OS-SAL	AUD	18/06/2004	-318066		-1513199	
						-318066		-1513199
CF	LGEIT	OS-SAL	AUD	25/06/2004	-31200		-151320	
CF	LGEIT	OS-SAL	AUD	21/07/2004	-32400		-171720	
						-63600		-323040
CF	PET1SN	OS-SAL	AUD	18/06/2004	-297489		-1415304	
						-297,489		-1,415,304
TOTAL						-723,655		-3,467,368
CM	EASS05	OS-PUR	AUD	08/07/2004	116689		595515.4	
CM	EASS05	OS-PUR	AUD	12/07/2004	98365		494232.9	
CM	EASS05	OS-PUR	AUD	13/07/2004	7824		39200.19	
CM	EASS05	OS-PUR	AUD	14/07/2004	20205		103623.2	
CM	EASS05	OS-PUR	AUD	16/07/2004	109554		562615.3	
CM	EASS05	OS-PUR	AUD	20/07/2004	6758		35509.56	
CM	EASS05	OS-PUR	AUD	21/07/2004	22342		118328.5	
						381737		1949024.9
CM	EASS15	OS-SAL	AUD	29/06/2004	-276		-1311	
CM	EASS15	OS-PUR	AUD	20/07/2004	801		4205.12	
CM	EASS15	OS-PUR	AUD	22/07/2004	1292		6797.43	
						1,817		9,692
TOTAL						383,554		1,958,716
CP	AMPEQ	OS-PUR	AUD	11/06/2004	10554		49557.37	
CP	AMPEQ	OS-PUR	AUD	15/06/2004	22276		102200.7	
CP	AMPEQ	OS-PUR	AUD	16/06/2004	28973		132165	
CP	AMPEQ	OS-PUR	AUD	28/06/2004	5841		27991.52	
CP	AMPEQ	OS-PUR	AUD	29/06/2004	13147		62483.05	
CP	AMPEQ	OS-PUR	AUD	07/07/2004	73179		366773.9	
CP	AMPEQ	OS-PUR	AUD	13/07/2004	2321		11634.73	
CP	AMPEQ	OS-PUR	AUD	13/07/2004	33088		165863.9	
CP	AMPEQ	OS-PUR	AUD	14/07/2004	4531		22713.05	
CP	AMPEQ	OS-PUR	AUD	26/07/2004	29431		146555.4	
						223341		1087938.6
CP	CEQU	OS-PUR	AUD	11/06/2004	3317		15575.31	
CP	CEQU	OS-PUR	AUD	15/06/2004	7001		32120.07	
CP	CEQU	OS-PUR	AUD	16/06/2004	9106		41538.47	
CP	CEQU	OS-PUR	AUD	28/06/2004	1833		8784.19	
CP	CEQU	OS-PUR	AUD	29/06/2004	4126		19609.42	
CP	CEQU	OS-PUR	AUD	07/07/2004	22967		115110.8	
CP	CEQU	OS-PUR	AUD	13/07/2004	728		3649.33	
CP	CEQU	OS-PUR	AUD	13/07/2004	10385		52058.05	

CP	CEQU	OS-PUR	AUD	14/07/2004	1422		7128.21	
CP	CEQU	OS-PUR	AUD	26/07/2004	9237		45996.83	
						70122		341570.72
CP	CIMP	OS-PUR	AUD	11/06/2004	53300		250275.6	
CP	CIMP	OS-PUR	AUD	15/06/2004	112500		516141.7	
CP	CIMP	OS-PUR	AUD	16/06/2004	146400		667826.9	
CP	CIMP	OS-PUR	AUD	28/06/2004	40201		192653.2	
CP	CIMP	OS-PUR	AUD	29/06/2004	79000		375459.2	
CP	CIMP	OS-PUR	AUD	07/07/2004	367469		1841758	
CP	CIMP	OS-PUR	AUD	13/07/2004	160211		803107.7	
CP	CIMP	OS-PUR	AUD	13/07/2004	20950		105018.4	
CP	CIMP	OS-PUR	AUD	14/07/2004	23181		116202	
CP	CIMP	OS-SAL	AUD	19/07/2004	-30000		-156147.9	
CP	CIMP	OS-PUR	AUD	26/07/2004	150577		749817.4	
						1123789		5462112.7
CP	CSSCE	OS-SAL	AUD	15/07/2004	-40400		-208060	
CP	CSSCE	OS-SAL	AUD	23/07/2004	-56881		-296679.9	
						-97281		-504739.92
CP	MACEQ	OS-PUR	AUD	11/06/2004	678		3183.42	
CP	MACEQ	OS-PUR	AUD	15/06/2004	1432		6569.5	
CP	MACEQ	OS-PUR	AUD	16/06/2004	1863		8497.84	
CP	MACEQ	OS-PUR	AUD	28/06/2004	375		1796.98	
CP	MACEQ	OS-PUR	AUD	29/06/2004	845		4015.74	
CP	MACEQ	OS-PUR	AUD	07/07/2004	4703		23570.02	
CP	MACEQ	OS-PUR	AUD	13/07/2004	149		746.86	
CP	MACEQ	OS-PUR	AUD	13/07/2004	2127		10661.59	
CP	MACEQ	OS-PUR	AUD	14/07/2004	291		1458.64	
CP	MACEQ	OS-PUR	AUD	26/07/2004	1892		9420.86	
						14355		69921.45
CP	PSSCE	OS-SAL	AUD	15/07/2004	-42600		-219390	
CP	PSSCE	OS-SAL	AUD	23/07/2004	-72260		-376893.7	
						-114860		-596283.71
CP	QCSF	OS-PUR	AUD	11/06/2004	1200		5634.72	
CP	QCSF	OS-PUR	AUD	15/06/2004	2600		11928.61	
CP	QCSF	OS-PUR	AUD	16/06/2004	3400		15509.64	
CP	QCSF	OS-PUR	AUD	28/06/2004	1608		7705.94	
CP	QCSF	OS-PUR	AUD	29/06/2004	3300		15683.74	
CP	QCSF	OS-PUR	AUD	07/07/2004	8864		44426.46	
CP	QCSF	OS-PUR	AUD	13/07/2004	3903		19565.01	
CP	QCSF	OS-PUR	AUD	13/07/2004	510		2556.54	
CP	QCSF	OS-PUR	AUD	14/07/2004	565		2832.24	
CP	QCSF	OS-PUR	AUD	26/07/2004	3668		18265.28	
						29618		144108.18
CP	WDEQ	OS-SAL	AUD	19/07/2004	-800		-4160	
CP	WDEQ	OS-SAL	AUD	20/07/2004	-6090		-31777.3	
						-6890		-35937.3
CP	WEQU	OS-PUR	AUD	11/06/2004	38974		183006.4	
CP	WEQU	OS-PUR	AUD	15/06/2004	82264		377421.2	
CP	WEQU	OS-PUR	AUD	16/06/2004	106993		488065.6	
CP	WEQU	OS-PUR	AUD	28/06/2004	21576		103397.6	
CP	WEQU	OS-PUR	AUD	29/06/2004	48562		230798.1	
CP	WEQU	OS-PUR	AUD	07/07/2004	270297		1354731	
CP	WEQU	OS-PUR	AUD	13/07/2004	122217		612650.9	
CP	WEQU	OS-PUR	AUD	13/07/2004	8572		42969.83	
CP	WEQU	OS-PUR	AUD	14/07/2004	16736		83894.43	
CP	WEQU	OS-PUR	AUD	26/07/2004	108708		541325.4	

						824899		4018260.8
CP	WIMP	OS-PUR	AUD	11/06/2004	85588		401887.2	
CP	WIMP	OS-PUR	AUD	15/06/2004	180591		828538.2	
CP	WIMP	OS-PUR	AUD	16/06/2004	234781		1070991	
CP	WIMP	OS-PUR	AUD	28/06/2004	35377		169535.4	
CP	WIMP	OS-PUR	AUD	29/06/2004	67700		321754.2	
CP	WIMP	OS-PUR	AUD	07/07/2004	590690		2960544	
CP	WIMP	OS-PUR	AUD	13/07/2004	258636		1296494	
CP	WIMP	OS-PUR	AUD	13/07/2004	33820		169533.3	
CP	WIMP	OS-PUR	AUD	14/07/2004	37422		187589.5	
CP	WIMP	OS-PUR	AUD	26/07/2004	243082		1210458	
						1767687		8617324.8
CP	WISH	OS-PUR	AUD	11/06/2004	30154		141591.2	
CP	WISH	OS-PUR	AUD	15/06/2004	63647		292007.8	
CP	WISH	OS-PUR	AUD	16/06/2004	82780		377614.2	
CP	WISH	OS-PUR	AUD	28/06/2004	16688		79973.04	
CP	WISH	OS-PUR	AUD	29/06/2004	37561		178514.2	
CP	WISH	OS-PUR	AUD	07/07/2004	209069		1047856	
CP	WISH	OS-PUR	AUD	13/07/2004	6630		33234.95	
CP	WISH	OS-PUR	AUD	13/07/2004	94532		473871.2	
CP	WISH	OS-PUR	AUD	14/07/2004	12945		64890.85	
CP	WISH	OS-PUR	AUD	26/07/2004	84083		418702	
						638089		3108255.3
CP	WSNF	OS-SAL	AUD	07/07/2004	-40847		-204643.5	
CP	WSNF	OS-SAL	AUD	07/07/2004	-15991		-80114.91	
						-56,838		-284,758
TOTAL						4,416,031		21,427,773
SF	1LMG	OS-PUR	AUD	07/07/2004	15991		80114.91	
SF	1LMG	OS-SAL	AUD	08/07/2004	-15991		-81618.47	
						0		-1,504
TOTAL						0		-1,504
NN	N.AE	OS-PUR	AUD	11/06/2004	377		1770.13	
NN	N.AE	OS-PUR	AUD	15/06/2004	796		3651.77	
NN	N.AE	OS-PUR	AUD	16/06/2004	1035		4721.02	
						2,208		10,143
TOTAL						2,208		10,143
	OSFT	OS-PUR	AUD	09/07/2004	427900		2190113	
	OSFT	OS-PUR	AUD	09/07/2004	492100		2516141	
	OSFT	OS-PUR	AUD	12/07/2004	36400		185151.2	
	OSFT	OS-SAL	AUD	13/07/2004	-428100		-2134614	
	OSFT	OS-PUR	AUD	15/07/2004	38869		195093.8	
	OSFT	OS-PUR	AUD	16/07/2004	171500		867046.8	
	OSFT	OS-PUR	AUD	19/07/2004	64400		332746.4	
	OSFT	OS-PUR	AUD	21/07/2004	10266		53902.93	
	OSFT	OS-PUR	AUD	22/07/2004	5386		28491.94	
	OSFT	OS-PUR	AUD	22/07/2004	19502		103267.5	
	OSFT	OS-PUR	AUD	23/07/2004	8913		46899.77	

					847,136		4,404,241
TOTAL					847,136		4,404,241
	CSTL	OS-SAL	AUD	15/06/2004	-1770	-8,142	
					-1,770		-8,142
TOTAL					-1,770		-8,142
GRAND TOTAL					**4,923,504**		**24,323,860**


ARISTOCRAT

DOCUMENTS FOR SECURITIES & EXCHANGE COMMISSION

CADWALADER

SCHEDULE II

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	01/12//2004	2004 Announcements Calendar
2	01/14/2004	Appendix 3B – Employee share option plan
3	01/15/2004	Response to ASX Share Price Query
4	02/09/2004	To defend US proceedings re Alleged Patent Infringement
5	02/13/2004	Regulatory Approval for Directors & CFO of Aristocrat
6	02/18/2004	Initial Directors' Interest Notice
7	02/18/2004	Initial Directors' Interest Notice
8	02/20/2004	Retirement of Mr. David Creary
9	02/20/2004	Outcome of Inquiry into Sydney Morning Herald Allegations
10	02/24/2004	Preliminary Final Report
11	02/24/2004	Management Discussion and Analysis
12	02/24/2004	2003 Annual Results
13	02/24/2004	Market Presentation – Full Year 2003
14	02/24/2004	Full Year Directors' Report
15	03/08/2004	Signs Deal with Venetian Casino to expand into Asia
16	03/09/2004	Receives Key Product Approvals in USA
17	03/16/2004	Director's Retirement Allowance/Re-Election of John Ducker
18	03/18/2004	Dividend Reinvestment Pricing
19	03/26/2004	Change of Director's Interest Notice
20	03/26/2004	Change of Director's Interest Notice
21	03/26/2004	Dividend Reinvestment Plan
22	03/31/2004	Annual Report
23	03/31/2004	Notice of Annual General Meeting
24	03/31/2004	Proxy Form AGM 2004
25	03/31/2004	Appendix 3B – DRP & Underwriting of Dividend
26	04/06/2004	Proxy Voting re: J Ducker
27	05/04/2004	CEO's AGM Address to Shareholders
28	05/04/2004	Chairman's Address to Shareholders
29	05/04/2004	CFO's Address to Shareholders
30	05/04/2004	First Quarter Trading Results
31	05/04/2004	CFO's AGM Slide Presentation
32	05/04/2004	Results of AGM
33	05/05/2004	Opinion of Queen's Counsel
34	05/05/2004	Change to Board – John Ducker
35	05/11/2004	Final Director's Interest Notice

Tab	Date	Announcement
36	05/25/2004	First Half Trading Update
37	05/28/2004	Appendix 3B – Employee share option plan
38	05/31/2004	Appendix 3B – Employee share option plan
39	06/01//2004	Appendix 3B – Employee share option plan
40	06/02/2004	Appendix 3B – Employee share option plan
41	06/03/2004	Appendix 3B – Employee share option plan
42	06/04/2004	Appendix 3B – Employee share option plan
43	06/07/2004	Decision in Randall Litigation handed down 8 June 2004
44	06/07/2004	Retirement of Company Secretary
45	06/08/2004	Trading Halt
46	06/08/2004	Change in Director's Interest Notice
47	06/08/2004	Decision in Randall Litigation
48	06/15/2004	Becoming a substantial holder from CBA
49	06/22/2004	Ceasing to be a substantial holder
50	06/22/2004	Announces regulatory approvals for CEO
51	06/25/2004	Announcement regarding Chairman
52	06/29/2004	Initial Director's Interest Notice
53	07/01/2004	Appendix 3B – Exercise of Employee Options
54	07/09/2004	Appointment of New Chairman
55	07/13/2004	Ceasing to be a substantial holder
56	07/16/2004	Clearer copy of Ceasing to be a substantial holder
57	07/19/2004	Appendix 3B – Employee share option plan
58	07/26/2004	Final Director's Interest Notice
59	07/29/2004	Appendix 3B – Exercise of Options under ESP
60	07/29/2004	Change in substantial holding from CBA
61	08/10/2004	Company Secretary Appointment
62	08/11/2004	Becoming a substantial holder
63	08/23/2004	Appendix 3B – Employee share option plan
64	08/24/2004	2004 Half Year Results/Full Year Outlook & Share Buy Back
65	08/24/2004	Half Yearly Report/Half Year Accounts
66	08/24/2004	2004 Half Year Results Presentation
67	08/24/2004	Appendix 3C – Announcement of Buy-Back
68	08/24/2004	2004 Half Year CEO & CFO Speaker Notes
69	08/25/2004	IMF: Aristocrat Class Action
70	08/26/2004	Announcement Regarding Commentary on Class Action
71	08/27/2004	Appendix 3B – Employee share option plan
72	08/27/2004	Becoming a substantial holder
73	08/30/2004	Appendix 3B – Employee share option plan
74	08/31/2004	Appendix 3B – Employee share option plan

Tab	Date	Announcement
75	09/01/2004	Appendix 3B – Exercise of Options
76	09/02/2004	Appendix 3B – Employee share option plan
77	09/06/2004	Appendix 3B – Employee share option plan
78	09/07/2004	Appendix 3B – Employee share option plan
79	09/08/2004	Appendix 3B – Employee share option plan
80	09/09/2004	Appendix 3B – Employee share option plan
81	09/14/2004	Appendix 3B – Exercise of employee options
82	09/16/2004	Appendix 3B – Exercise of Options
83	09/17/2004	Change of Director's Interest Notice
84	09/17/2004	Change of Director's Interest Notice
85	09/21/2004	Appendix 3B – Employee share option plan
86	09/22/2004	Half yearly Report to Shareholders
87	09/30/2004	Change in substantial holding from CBA
88	10/05/2004	Appointment of Company Secretary
89	10/07/2004	Daily Share Buy-Back Notice
90	10/08/2004	Daily Share Buy-Back Notice
91	10/11/2004	Daily Share Buy-Back Notice
92	10/12/2004	Aristocrat Rating Raised to [Bb] by S&P
93	10/14/2004	Daily Share Buy-Back Notice
94	10/14/2004	Appendix 3B – Employee share option plan
95	10/15/2004	Daily Share Buy-Back Notice
96	10/18/2004	Daily Share Buy-Back Notice
97	10/19/2004	Daily Share Buy-Back Notice
98	10/20/2004	Daily Share Buy-Back Notice
99	10/20/2004	Daily Share Buy-Back Notice
100	10/22/2004	Daily Share Buy-Back Notice
101	10/26/2004	Appendix 3B
102	10/27/2004	Full Year Trading Update
103	11/01/2004	Nomination of Two Non-executive Directors
104	11/03/2004	Additional Disclosure Regarding Fees Paid to Directors
105	11/03/2004	Change in substantial holding from CBA
106	11/03/2004	Change in substantial holding
107	11/12/2004	Appendix 3B – Employee Share Option Plan
108	11/15/2004	Form 484 – Cancellation of Shares (Buy-Back)
109	11/15/2004	Form 484 – Cancellation of Shares (Share Buy-Back)
110	11/19/2004	Meeting called to approve long term incentive for MD
111	11/19/2004	Notice of Special General Meeting
112	11/19/2004	Proxy Form
113	11/23/2004	Daily Share Buy-Back Notice

Tab	Date	Announcement
114	11/24/2004	Daily Share Buy-Back Notice
115	11/24/2004	Appendix 3B – Employee Share Option Plan
116	11/25/2004	Daily Share Buy-Back Notice
117	11/25/2004	Daily Share Buy-Back Notice
118	12/10/2004	Daily Share Buy-Back Notice
119	12/13/2004	Daily Share Buy-Back Notice
120	12/13/2004	Retraction of Daily Share Buy-Back Notice Released today
121	12/17/2004	Form 484 – Share buy back
122	12/17/2004	Form 484 – Share buy back
123	12/21/2004	Chairman's Address – Special General Meeting
124	12/21/2004	Redemption of Convertible Bonds
125	12/21/2004	Results of Meeting
126	12/21/2004	Results of Special General Meeting
127	12/22/2004	Managing Director's Package Update
128	12/22/2004	Managing Director Package Update: Correction
129	12/24/2004	Appendix 3B – Employee share option plan
130	01/04/2005	Form 603 - Notice of Initial Substantial Holder
131	01/14/2005	Form 604 – Details of Substantial Holder
132	02/07/2005	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
133	02/22/2005	Press Release/ASX Announcement
134	02/22/2005	Announcement Regarding Chairman
135	02/22//2005	Appendix 4E Preliminary Final Report Year ended 31 December 2004
136	05/22/2005	Presentation of Results for Year ended 31 December 2004
137	05/22/2005	Script for Presentation of Results
138	02/22/2005	Corporate Governance Presentation
139	02/25/2005	Appendix 3B – New Issue Announcement
140	03/01/2005	Appendix 3Y - Change of Director's Interest Notice
141	03/02/2005	Appendix 3Y - Change of Director's Interest Notice
142	03/02/2005	Appendix 3B – New Issue Announcement
143	03/07/2005	Appendix 3Y - Change of Director's Interest Notice
144	03/07/2005	Appendix 3B – New Issue Announcement
145	03/08/2005	Presentation to Analysts
146	03/09/2005	Appendix 3B – New Issue Announcement
147	03/11/2005	Presentation to Analysts
148	03/11/2005	Appendix 3B – New Issue Announcement
149	03/16/2005	Appendix 3B – New Issue Announcement
150	03/22/2005	Appendix 3B – New Issue Announcement
151	03/24/2005	Appendix 3E - Daily Share Buy-Back Notice

Securities and Exchange Commission
Schedule II Page 5

Tab	Date	Announcement
152	03/24/2005	Appendix 3E
153	03/30/2005	Appendix 3E
154	04/01/2005	Appendix 3E
155	04/01/2005	Notice of Annual General Meeting to be held on 3 May 2005
156	04/01/2005	Annual Report 2004
157	04/01/2005	Proxy Form
158	04/052005	Appendix 3E - Daily Share Buy-Back Notice
159	04/05/2005	Appendix 3B – New Issue Announcement
160	04/07/2005	Press Release - Signs Exclusive Distribution Agreement in Russia

SCHEDULE II

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	12/02/2004	Form 484 Change to Company details
2	11/15/2004	Form 484 Change to Company details
3	10/19/2004	Form 484 Change to Company details
4	10/20/2004	Form 484 Change to Company details
5	10/19/2004	Form 484 Change to Company details
6	09/16/2004	Form 484 Change to Company details
7	07/22/2004	Form 484 Change to Company details
8	07/21/2004	Form 484 Change to Company details
9	06/29/2004	Form 484 Change to Company details
10	03/24/2005	Form 2560 – Notification of Reduction in Share Capital details



Sydney, 10 August 2004

ANNOUNCEMENT REGARDING SECRETARY

Aristocrat Leisure Limited (ASX: ALL) announced the appointment today of Bruce J. Yahl as Company Secretary of the Company following the resignation of Robert Postema as Group General Counsel and Company Secretary. Robert Postema will leave the Company on 13 August 2003.

Enquiries: Margot McKay 0412132769

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To ACN/ARSN | **Aristocrat Leisure Limited** **002 818 368**

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 9 August 2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	26,802,614	26,802,614	5.61%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	Fund Manager – see Annexure A	26,802,614 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	JP Morgan & other custodians – see Annexure A	26,802,614 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	Past 4 months	Avg price $4.53	26,802,614 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Aristocrat Leisure Limited ("ALL") held by the Barclays Group ("Barclays").

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
ALL	Aristocrat Leisure Ltd	19,266,511	4.04	Barclays Global Investors Australia Ltd
ALL	Aristocrat Leisure Ltd	532,516	0.11	Barclays Capital Securities Ltd
ALL	Aristocrat Leisure Ltd	2,388,194	0.50	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	904,911	0.19	Barclays Global Fund Advisors
ALL	Aristocrat Leisure Ltd	300,449	0.06	Barclays Global Investors Japan Trust & Banking
ALL	Aristocrat Leisure Ltd	56,481	0.01	Barclays Global Investors Japan Ltd
ALL	Aristocrat Leisure Ltd	3,236,652	0.68	Barclays Global Investors, N.A.
ALL	Aristocrat Leisure Ltd	116,900	0.02	Barclays Life Assurance Co Ltd
		26,802,614	**5.61**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000 40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.3725 $3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	80,000 shares issued pursuant to the exercise of options under Aristocrat Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 August, 2004 13 August, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,705,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,285,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 20 August, 2004
(Company Secretary)

Print name: Bruce J Yahl

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Aristocrat Leisure Limited**
ACN/ARSN **002 818 368**

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 9 August 2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	26,802,614	26,802,614	5.61%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	Fund Manager – see Annexure A	26,802,614 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	JP Morgan & other custodians – see Annexure A	26,802,614 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	Past 4 months	Avg price $4.53	26,802,614 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Aristocrat Leisure Limited ("ALL") held by the Barclays Group ("Barclays").

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
ALL	Aristocrat Leisure Ltd	19,266,511	4.04	Barclays Global Investors Australia Ltd
ALL	Aristocrat Leisure Ltd	532,516	0.11	Barclays Capital Securities Ltd
ALL	Aristocrat Leisure Ltd	2,388,194	0.50	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	904,911	0.19	Barclays Global Fund Advisors
ALL	Aristocrat Leisure Ltd	300,449	0.06	Barclays Global Investors Japan Trust & Banking
ALL	Aristocrat Leisure Ltd	56,481	0.01	Barclays Global Investors Japan Ltd
ALL	Aristocrat Leisure Ltd	3,236,652	0.68	Barclays Global Investors, N.A.
ALL	Aristocrat Leisure Ltd	116,900	0.02	Barclays Life Assurance Co Ltd
		26,802,614	**5.61**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ANNOUNCES 2004 FIRST HALF YEAR RESULTS, FULL YEAR OUTLOOK AND SHARE BUY BACK

The Board of Aristocrat Leisure Limited (ASX:ALL) today announced the Company's first half year results for the period ended 30 June 2004.

Key points include:

- Total revenue for the period of $525.6 million, a 29.8% increase on the pre one-off adjustments result of the corresponding period last year;
- Profit after tax of $63.3 million, a significant turnaround on the post one-off adjustments $32.9 million loss recorded for the previous corresponding period and a record half result for the Company;
- Improvement primarily driven by strong growth in Aristocrat's International businesses which contributed 75.3% of segment revenue, up from 63.2% in the prior corresponding period;
- Operational cash flow up 173% to $90.2million;
- Net debt at period end of $10.9 million compared to $257.2 million at the same time last year;
- An interim dividend of 4 cents per share, unfranked, payable 22 September 2004.

Mr Paul Oneile, Chief Executive Officer, said that the results demonstrated the underlying strength of the Company and that the strategies adopted during the past year had positioned the Company for sustainable growth.

"This first half result represents a record for the Company, exceeding the previous record half result achieved in 2001 by 15.6%. It demonstrates that we have the right strategies in place to ensure Aristocrat remains one of the world's leading providers of gaming solutions. We are now better positioned than ever to take advantage of the opportunities that present themselves in the expanding global gaming market."

Operating sector key points include:

- In Australia, segment contribution profit increased by 4.0% compared to the first half 2003 (pre one-off adjustments) despite a 10.2% decline in revenue to $129.1 million;

- Revenue from North America improved by 24.6% to $149.9 million and segment contribution pre prior year one-off adjustments increased by 422% to $35.5 million. This improvement was primarily driven by an increase of over 300% in recurring revenue and a 58.5% improvement in game and platform sales. Recurring revenue contributed 28% of total North American revenue in the first half;

- A strong result from the Japanese business with revenue improving 81.2% to $173.4 million and segment contribution profit increasing by 126.6%. 43,152 games were sold during the six month period;

- Strong revenue and profit growth in all other international businesses, except New Zealand where a difficult regulatory environment resulted in a disappointing first half result.

Results compared to the same period last year:

	H1 2004 $ Millions	**H1 2003* $ Millions**	**Variance**
Total Revenue	525.6	404.8	+29.8%
Earnings Before Interest, Tax, Depreciation and Amortisation	123.9	39.5	+213.7%
Earnings Before Interest and Tax	105.9	20.0	+429.5%
Profit before Tax	102.1	11.8	+765.3%
Profit after Tax	63.3	4.3	+1,372%
Operating Cash Flow	90.2	33.0	+173.3%
Closing Net Debt	10.9	257.2	-95.8%

* Pre one-off adjustments

DIVIDEND

The Board has approved a dividend in respect of the six months ended 30 June 2004 of 4 cents per share. This dividend will be unfranked and will be paid on 22 September 2004. The Dividend Reinvestment Plan will not operate in respect of this dividend.

FULL YEAR OUTLOOK

On the basis of the first half profit for 2004 and current trading momentum, the Company now expects to post a profit after tax for the year ended 31 December 2004 in the range of $115 million to $135 million.

This outlook is conditional on a number of operational variables including:

- The volatility of the Japanese market and the uptake of new products to be released into that market;
- Product approvals in a number of jurisdictions;
- Maintenance of current product performance and improving systems sales in the North American market.

SHARE BUY BACK

As a result of the strong operating result, outlook and healthy balance sheet the Company today announced an on market share buy back of up to $100 million.

Chairman, Mr David Simpson said when announcing the buy back:
"Aristocrat has very strong cash flows and significant cash on hand. Coupled with its undrawn bank facilities, the Company has ample capacity to fund the buy back, the operational demands of the business and to underwrite any strategic opportunities that may arise."

Sydney, Australia, 24 August 2004

Media Inquiries: Margot McKay on 0412 132 769


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4D

Half Year Report

Half year ended: 30 June 2004

Previous corresponding period: 30 June 2003

Results for Announcement to the Market				**Jun 2004 $A'000**
Revenue from ordinary activities	up	33.9%	to	525,574
Profit from ordinary activities after tax attributable to members	up	n/c*	to	63,283
Net profit for the period attributable to members	up	n/c*	to	63,283
Earnings before interest and tax	up	n/c*	to	105,910
Operating cash flow	up	173.2%	to	90,203

** the percentage change cannot be calculated because in the previous corresponding period, a loss was recorded.*

Dividends	**Amount per security**	**Franked amount per security**	**Record date for determining entitlements to dividends**
Current year – 2004:			
-Interim dividend	4.0c	nil	8 September 2004
-Final dividend	n/a	n/a	9 March 2005
Previous year – 2003:			
-Interim dividend	3.0c	3.0c	
-Final dividend	3.0c	1.2c	

	Jun 2004	**Jun 2003**
Net tangible assets per security	$0.45	$0.27

For further explanation of the above figures please refer to the Director's Report, Media Release, Management Discussion and Analysis and Market Presentations. Other financial information required by the Appendix 4D is contained in the Financial Statements.

aristocrat


ARISTOCRAT

HALF-YEARLY REPORT for the six months ended 30 June 2004

Aristocrat Leisure Limited ABN 44 002 818 368

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

(i) Business segment review

Australia

	H1 2004 $m	H1 2003 $m
Segment Revenue*†	129.1	143.7
Segment Contribution Profit	39.2	36.9
Segment Contribution Profit pre one-off adjustments#	39.2	37.7

* Refer to Note 2 in Financial Statements
† Australian segment revenue excludes inter-segment revenue
# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

Segment contribution profit, pre one-off adjustments, increased by 4.0% compared to the first half of 2003, despite a 10.2% decline in revenue. This margin improvement reflects the increasing proportion of premium product sold, particularly *Hyperlink*™, and the focus on cost control and operating efficiencies.

Aristocrat successfully maintained its market leadership position during the first half. Notwithstanding an adverse legislative and regulatory environment, particularly in New South Wales and South Australia, the Company grew profitability.

Although the Queensland and Western Australian markets showed signs of improvement, New South Wales, our largest domestic market, continued to experience a range of unfavourable legislative and regulatory measures. These included gaming tax increases, delays in obtaining approvals from regulators and uncertainty over the outcome of the Independent Pricing and Regulatory Tribunal ("IPART") report on responsible gaming measures. Aristocrat developed a number of new products and other initiatives to address these changing market conditions. These included *Player's Choice*™, our first multi-game multi-denomination product and *Golden Goals*™, an innovative new soccer themed game. *Golden Goals*™ is offered through the NSW state-wide linked jackpot system.

In Victoria, venues are still experiencing the impact of the smoking restrictions introduced in August 2002.

The Americas

North America

	H1 2004 $m	H1 2003 $m
Segment Revenue*	149.9	120.3
Segment Contribution Profit	35.5	(12.0)
Segment Contribution Profit pre one-off adjustments#	35.5	6.8

* Refer to Note 2 in Financial Statements
# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

Revenue improved by 24.6% to $149.9 million and segment contribution profit, pre one-off adjustments, increased by over 400%.

On a local currency basis, revenue improved by 44.6%.

This improvement was driven primarily by an increase of over 300% in recurring revenue and a 58.5% improvement in game and platform sales. Systems revenues fell 23.5%, half on half.

The Company's recurring revenue installed base rose by 47.0%, from 2,755 at 31 December 2003 to 4,051 at period end. Over the past 12 months, the installed base has

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

risen by 2,219 units or 121.1%. This increase has been driven by the successful release of the new *Millioni$er*™[1] one-cent progressives and operator and player demand for the Company's other *Hyperlink*™[2] progressives. Recurring revenue contributed 28.1% of total North American revenue in the first half.

Platform unit sales improved by 31.4%, reflecting a substantially increased portfolio of approved products and strong game performance which is placing the Company's product amongst the best performing games on many operators' floors.

The Company also expanded its games presence in Canada during the half with placements in Alberta, British Columbia, Ontario, and Saskatchewan.

Systems revenue fell significantly compared to the previous corresponding period. The Company made significant progress enhancing the *OASIS*™[3] system functionality and won a number of key contracts which will result in an improved performance during the second half. The Company also completed its Nevada field trial of *PersonalBanker*™[4], a card-based automatic credit transfer module, with formal Nevada approval being received during June.

Looking forward, the Company is well placed to take advantage of the expansion of gaming across much of the United States and has a number of new offerings which should further establish our position in this key market, including the introduction of a wide-area progressive (WAP) offering, a line of new stepper (mechanical reel) games and the launch of the new *OASIS PRIME*™[5] user interfaces.

South America

	H1 2004 $m	H1 2003 $m
Segment Revenue*	12.2	(11.4)
Segment Revenue pre one-off adjustments*†	12.2	0.8
Segment Contribution Profit	8.6	(25.3)
Segment Contribution Profit pre one-off adjustments#	8.6	(3.9)

* Refer to Note 2 in Financial Statements
† The segment revenue figure shown for H1 2003 is a normalised figure, pre one-off adjustments
# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

While Aristocrat's South American revenues grew substantially during the first half, much of this increase reflected the recognition of revenue on legacy South American contracts as cash was collected. Excluding the impact of these collections, revenue for the period under review was $6.3 million and segment contribution profit would have been $2.7 million.

The Company continues to operate a low risk model in the region with stringent trading terms and conditions and risk-determined customer, country and regional financial exposure limits applying to all new business.

Japan

	H1 2004 $m	H1 2003 $m
Segment Revenue*	173.4	95.7
Segment Contribution Profit	37.5	16.6

* Refer to Note 2 in Financial Statements

[1] *Millioni$er*™ is a registered trade mark in the United States and other jurisdictions.
[2] *Hyperlink*™ is a registered trade mark in the United States and other jurisdictions.
[3] *OASIS*™ is a registered trade mark in the United States and other jurisdictions.
[4] *PersonalBanker*™ is a registered trade mark in the United States and other jurisdictions.
[5] *OASIS PRIME*™ is a registered trade mark in the United States and other jurisdictions.

Revenue improved by 81.2% to $173.4 million and segment contribution profit increased by 126.6%. Margins improved on the prior corresponding period as a result of the ongoing focus on cost control. However, despite this focus, margins during the first half of 2004 were below those recorded in the second half of 2003 primarily because of a higher level of trade-ins and a decision to provide for remaining inventory holdings at period end given the highly competitive character of the current market.

The 43,152 games sold during the six months ended 30 June 2004 represents another record result – the most machine sales achieved in Japan by Aristocrat during any previous first half. The first half result principally reflects the success of the *Daruma-neko*™ game which was released into a highly competitive pachislo market.

Aristocrat continues to maintain a close relationship with Sammy Corporation which integrates the Company's pachislot machines under contract. The Company's Manufacturing Entrustment Agreement with Sammy was renewed in June 2004.

On 1 July 2004, new regulations (including Regulation 5) were introduced which impact the design of pachislo machines. These regulations may reduce the appeal of pachislo machines to players and as a result it is difficult to assess the likely impact on the market going forward. Along with other manufacturers, the Company maintains a number of "old" Regulation 4 games which are likely to mitigate the immediate impact of these changes. On 26 August 2004, the Company will release Kyojin-no-hoshi 2 (a Regulation 4 game), a follow up to its most successful game ever. It is, however, premature to provide any view as to the likely success of this game.

New Zealand

	H1 2004 $m	H1 2003 $m
Segment Revenue*	13.2	24.6
Segment Contribution Profit	5.4	9.5

* Refer to Note 2 in Financial Statements

Revenue fell by 46.4% to $13.2 million and segment contribution profit fell by 43.3% compared to the first half of 2003, a disappointing outcome which resulted from the difficult legislative and regulatory environment that prevailed during the period.

Notwithstanding the revenue decline, the Company grew its market share of the installed base of machines in clubs and hotels to 45%.

The New Zealand market is expected to remain a challenging one given the restrictions on gaming in clubs and hotels set out in the 2003 legislation and regulations.

Other International

	H1 2004 $m	H1 2003 $m
Segment Revenue*	45.4	17.8
Segment Contribution Profit	11.2	2.2

* Refer to Note 2 in Financial Statements

Revenue from other international businesses was up 155.5% on the corresponding period in 2003, reflecting stronger performances in Europe, the Asia Pacific region and South Africa.

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Europe
The Company's European operations continued to build on the successes of 2003 which were dominated by growth in Russia. This trend continued during the first half with *Reelpower*™ games proving particularly successful.

During the half, the Company announced that it had reached an Agreement with Tattersall's to supply games, through Tattersall's, to the proposed Video Lottery Terminal market in Norway. It is expected that the first of these games will be deployed in 2005.

In the United Kingdom, the Government has indicated that the long anticipated new gambling legislation could be introduced to Parliament in the near future. The Company is well positioned to take advantage of such reforms with its European operations based in London.

Asia-Pacific
Revenue from the Asia-Pacific region was up significantly on the corresponding period last year, driven by record sales to the Philippines and initial sales to Macau.

In May, the first foreign casino in Macau, the Sands Macau, opened with 517 machines, the first of some twenty new casinos to be built in Macau to cater for tourism from mainland China. Recent developments suggest that other jurisdictions in the region are likely to embrace gaming in the near future with Thailand and Singapore emerging as potential new casino markets in 2005-6.

South Africa
Revenue increased on the prior corresponding period, reflecting the opening up of the new Limited Payout Market.

(ii) Financial report

Summary
Key performance indicators for the current and the prior corresponding period (pre one-off adjustments) are set out in table 1 on page 7.

The Company's financial position has continued to strengthen over the half with solid underlying operational trading performance resulting in record first half revenue and profit after tax and continued strong operational cash flow. Cash flow performance was again a highlight with operational cash flow increasing 173% to $90.2 million. Net debt at period end fell to $10.9 million and compares to $257.2 million at the same time last year.

In overall terms, this result demonstrates management's focus on enhancing shareholder value through both bottom line results and balance sheet management.

Statement of financial performance
The Company reported a record half year profit after tax of $63.3 million. This result compares with the $32.9 million loss reported for the prior corresponding period which was significantly impacted by a number of one-off adjustments. The current period result represents a $59.0 million improvement on the pre one-off adjustments profit of $4.3 million recorded for the same period last year. These results are summarised in table 2 on page 8.

Table 1	H1 2004 $ Million	H1 2003[1] $ Million	Variance
Total Revenue	**525.6**	404.8	+$120.8 million
Earnings before Interest and Tax (EBIT)	**105.9**	20.0	+$85.9 million
Profit after Tax	**63.3**	4.3	+$59.0 million
Net Working Capital/ Revenue[2]	**9.6%**	23.8%	-14.2 points
Operating Cash Flow	**90.2**	33.0	+$57.2 million
Closing Net Debt	**10.9**	257.2	-$246.3 million
Debt/EBITDA[2]	**0.8X**	2.7X	-1.9X
EBITDA/Interest Expense[2]	**13.2X**	6.1X	+7.1X

1 Pre one-off adjustments
2 Profit and loss ratios reflect the preceding 12 months on a pre one-off adjustment basis

Revenue

Total revenue increased 33.9% to $525.6 million. This increase was achieved despite the adverse translational impact of the stronger Australian dollar compared to the prior corresponding period which depressed period on period growth in Australian dollar terms. Had exchange rates remained at first half 2003 levels, current period Australian dollar revenue would have been $33.8 million higher than reported, a 42.5% increase over the prior year.

A significant portion of the Company's total segment revenue increase was driven by the Japanese business which increased revenue by $77.7 million (81.2%). North American revenue increased $29.6 million (24.6%) and revenue from the rest of the world (Asia-Pacific, Europe and South Africa) while still modest in comparative terms grew $27.6 million or 155.5% on the prior corresponding period. These increases were offset by revenue declines in Australia (down $14.6 million, 10.2%) and New Zealand (down $11.4 million, 46.4%). South American revenue benefited by $5.9 million from the recording of previously deferred revenue as cash collections were made on legacy contracts. These results are discussed in more detail in the Business Segment Review.

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Table 2	H1 2004 Reported Result $ Million	H1 2003 Result pre one-off Adjustments $ Million	H1 2003 Reported Result $ Million
Total Revenue	525.6	404.8	392.6
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	123.9	39.5	(13.8)
Earnings before Interest and Tax (EBIT)	105.9	20.0	(35.4)
Profit/(Loss) before Tax	102.1	11.8	(43.6)
Profit/(Loss) after Tax	63.3	4.3	(32.9)

Earnings

Earnings before interest and tax increased by $85.9 million (429.5%) compared with the pre one-off adjustments result in the prior corresponding period. This increase reflects the improvement in operating margins across virtually all of the Company's businesses and, in particular, the increased contributions from North America and Japan.

The net interest charge for the period fell from $8.2 million to $3.8 million. Interest income increased by $0.4 million, reflecting higher cash deposits and interest expense fell $4.0 million resulting from lower average debt levels.

Reported earnings per share increased from a loss of (7.2) cents in the first half of 2003 to a profit of 13.4 cents in the current period. On a pre one-off adjustments basis, prior corresponding period earnings per share were 0.9 cents.

Tax

The effective tax rate for the year of 38.0% differs from the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, overseas tax rate differentials and the impact of prior year tax adjustments.

The tax expense for the period was impacted by an adjustment of $4.8 million relating to adjustments of prior year tax returns which have been raised by an overseas taxation authority. While the Company is fully investigating these adjustments and has not at this time confirmed their validity, a provision has been raised to recognise any potential exposure in the current period.

In the absence of unforeseen events, the Company anticipates utilising its brought forward Australian tax losses during the current year. The Company currently has limited franking credits available and the 2004 interim





dividend will be unfranked. However, the Company does anticipate that some level of franking will be available for 2005 dividends.

One-off adjustments

There were no non-recurring one-off adjustments in the current period. Any matters of significance impacting the current period result have been identified elsewhere in this report, in the Business Segment Review or in the Financial Statements.

Statement of financial position

Individual assets and liabilities denominated in foreign currency have been impacted by the depreciation of the Australian dollar since 31 December 2003. In net terms the impact of the re-translation of foreign denominated assets and liabilities taken from the foreign currency translation reserve amounted to $1.2 million.

Net working capital fell marginally from $110.8 million at 31 December 2003 to $108.6 million. When the period-on-period revenue increase is taken into account, net working capital as a percentage of the last 12 months' revenue fell from 11.0% at 31 December 2003 to 9.6% at period end. At the same time last year net working capital to revenue stood at 23.8%. This fall demonstrates the sustainability of the significant reduction made in the second half of 2003.

The increase in property, plant and equipment results from increased installations of units placed on participation in the Americas and the introduction of participation units into the Australian market, together with ongoing "stay-in-business" capital expenditure, offset by depreciation.

Intangibles have fallen marginally as a result of the amortisation charge for the period.

Current and deferred tax assets have increased by an aggregate of $6.8 million reflecting an increase in timing differences in the Americas, offset by the utilisation of Australian tax losses. Tax payable has decreased by $2.5 million due to the settlement of prior year tax liabilities earlier in the year offset by tax liabilities on current year trading profits.

Deferred revenue (included within other current and non-current liabilities) increased from $62.0 million to $65.8 million. This increase results from higher revenue billed in advance and the impact of a lower US dollar exchange rate, partly offset by the recognition of previously deferred revenue of $8.6 million. After taking into account deferred revenue, the net exposure to South America at period end amounted to $6.3 million.

In overall terms, net assets increased from $218.7 million to $282.6 million. This increase primarily reflects the profit for the period as adjusted for net foreign exchange reserve movements. Net tangible assets increased from $148.0 million to $214.1 million.

Statement of cash flows

One of the Company's key strategies going forward is to continue to improve profitability and cashflow. This continued focus resulted in a significant improvement in cash from operations which increased from $33.0 million to $90.2 million in the current period.

Strong cash flows meant that the Company did not need to utilise $122.7 million of bank facilities, with only the USD130 million Convertible Bonds and a nominal bank loan

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

remaining outstanding. Cash on deposit rose from $104.0 million at 31 December 2003 to $174.6 million at the end of the current period.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements is set out in table 3 on page 11.

Cash from operating activities increased from $33.0 million to $90.2 million. Improved working capital balances reflecting the focus on cash management contributed $17.7 million of the current period inflow, although this was offset by $45.4 million of tax payments primarily relating to tax on the Company's 2003 Japanese and European profits. The balance of cash from operations was generated from trading activities. Underlying operational cashflow was actually $15.3 million better than reflected above as factored bills receivable in Japan were reduced from $29.7 million at the start of the period to $14.4 million at period end (in the prior corresponding period operating cash flow benefited from a $6.6 million increase in factored bills receivable).

The net cash outflow from investing activities increased $12.3 million to $25.8 million, primarily reflecting the significant increase period-on-period in the Company's installed base of participation units in both North America and Australia. Approximately 75% of current period capital expenditure relates to participation unit placements.

Share issues during the period represent the uptake of the dividend reinvestment plan and proceeds from the underwriting of the balance of the 2003 final dividend. The balance represents proceeds from the exercise of employee share options.

The depreciation of the Australian dollar since 31 December 2003 resulted in a $6.9 million increase in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements (page 22).

Dividends

An interim dividend in respect of the six months ended 30 June 2004 of 4 cents per share (total cost: $19.1 million) has been declared and will be paid on 22 September 2004 to shareholders on the register at 5:00pm on 8 September 2004. The interim dividend will be unfranked. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this interim dividend. A final dividend of 3 cents per share (total cost: $14.1 million), franked to 40%, was paid on 24 March 2004 in respect of the year ended 31 December 2003. The total dividend paid in respect of 2003 was 6 cents per share. Details of the Company's franking position and outlook are set out under "Tax" above.

Banking facilities

The Company maintained available banking facilities of $122.8 million at 30 June 2004 ($137.6 million at 31 December 2003). The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $174.6 million at period end, these facilities are adequate to meet the ongoing requirements of the business.

Table 3	H1 2004 $ Million	H1 2003 $ Million
Net Debt - Opening Balance	**(70.2)**	**(292.1)**
EBIT pre one-off adjustments	105.9	20.0
Depreciation and amortisation pre one-off adjustments	18.0	19.5
EBITDA pre one-off adjustments	**123.9**	**39.5**
Net loss on sale of non-current assets	-	0.3
Net foreign exchange differences	(2.2)	13.6
Interest paid	(3.8)	(8.3)
Net tax paid	(45.4)	(2.4)
Cash impact of one-off adjustments	-	(4.7)
Change in operating assets and liabilities	17.7	(5.0)
Net cash inflow from Operating Activities	**90.2**	**33.0**
Net cash outflow from investing activities	(25.8)	(13.5)
Share issues	12.3	-
Dividends paid	(10.5)	(24.5)
Movement in Net Debt	**66.2**	**(5.0)**
Effects of exchange rate changes on net debt	(6.9)	39.9
Net Debt – Closing Balance	**(10.9)**	**(257.2)**

Debt ratios

The Company's interest and debt coverage ratios remain very strong as shown in table 4 on page 12.

For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit rating

Standard & Poor's last reviewed the Company's credit rating in December 2003 which resulted in the Company's credit rating falling to BB–. Given its strong operational performance, cash flow generation and conservative interest and debt coverage ratios, the Company will approach Standard & Poors to seek a re-assessment of the Company's rating in the second half of 2004.

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Foreign exchange

The Company applied exchange rates prevailing at the period end in translating the overseas balance sheets of controlled entities at 30 June. Generally, the Company translates profits earned offshore at the month end rate for each month.

Details of the potential impacts on the Company's results of changes in foreign exchange rates are set out in the Financial Report included in the Company's 2003 Annual Report.

Period end foreign exchange rates compared with prior reporting periods for key currencies are shown in table 5 on page 13.

Accounting and reporting developments

The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting it.

The Company has initiated a plan for the implementation of International Financial Reporting Standards (IFRS). Details of this plan and an initial assessment of the likely impacts of IFRS are set out in Note 10 of the Financial Statements.

Table 4	**30 June 2004**	31 December 2003	30 June 2003
Debt/EBITDA[1]	**0.8X**	1.2X	2.7X
Net Debt/EBITDA[1]	**0.1X**	0.5X	2.0X
EBITDA/Interest Expense[1]	**13.2X**	6.8X	6.1X
Debt/Equity	**65.6%**	79.7%	94.0%
Net Debt/Equity	**3.9%**	32.1%	69.9%

1 EBITDA and Interest Expense are based on preceding 12 months results pre one-off adjustments

Table 5	**30 June 2004**	31 December 2003	30 June 2003
AUD:			
USD	0.7012	0.7529	0.6752
JPY	76.92	81.60	81.54
NZD	1.1093	1.1589	1.1569

Directors' report

FOR THE SIX MONTHS ENDED 30 JUNE 2004

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the six months ended 30 June 2004. The information in this report is current as at 24 August 2004 unless otherwise specified. The Directors of Aristocrat Leisure Limited (the "Company") during the six months under review and up to the date of this report are:

Directors' particulars, experience and special responsibilities

Director	Experience	Special Responsibilities*
Current Directors		
DJ Simpson FCPA Age 64	Nominated July 2003; appointed February 2004; former Executive General Manager, Finance, Southcorp Holdings Limited, former Executive General Manager, Finance, Tabcorp Holdings Limited, former Finance Director, Tabcorp Holdings Limited. Appointed interim Chairman on 9 July 2004. (106,000 shares)	Chair from July 2004. Chair of Audit Committee from July 2003 to July 2004; Member of Audit Committee from July 2004; Chair of Nomination and Governance Committee from July 2004.
PN Onelle BEc Age 55	Nominated December 2003; appointed as Chief Executive Officer and Managing Director on 22 June 2004; former Chairman and Chief Executive Officer, United International Pictures (UIP) and former Managing Director of The Greater Union Organisation Pty Limited. Non-Executive Director of Vue Entertainment Holdings Limited and Film Finance Corporation Australia Limited. (6,000 shares)	Chief Executive Officer and Managing Director; Member of Nomination and Governance Committee from July 2004.
WM Baker BA Age 64	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Former Assistant Director of the FBI. Former President of the Motion Picture Association representing the major US film producers. Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc.	Chair of Regulatory Compliance Committee from October 2000; Member of Audit Committee from July 2003 to April 2004; Member of Nomination and Governance Committee from July 2004.
P Morris AM, BArch (Hons) MEnvSc, Dip CD, FRAIA, FAICD Age 55	Nominated August 2003; appointed February 2004; former Director of Australian and Overseas Property for the Commonwealth Government; former Group Executive, Lend Lease Property Services; Director of Landcom, Sydney Harbour Foreshore Authority and subsidiaries and Principal Real Estate Investors (Australia) Limited. Past Director of Jupiters Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post.	Chair of Audit Committee from July 2004. Chair of the Compensation and Nomination Committee from January 2004. Chair of Remuneration Committee from July 2004; Member of the Audit Committee from August 2003 to January 2004; Member of Nomination and Governance Committee from July 2004.
AW Steelman BA, MLA Age 62	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Management Consultant and former US Congressman. Chairman, Alexander Proudfoot Consulting Board of Advisers, Board Member, Texas Growth Fund. Former President, Maxager Technology. Former Board Member, Sterling Software. International experience in software, gaming strategy and government regulation.	Member of Compensation and Nomination Committee from December 1999; Member of Audit Committee from July 2003 to January 2004 and from April 2004; Member of Nomination and Governance Committee from July 2004.
Directors during the period under review		
JP Ducker AO, KCSG Age 72	Nominated July 1999; appointed as Non-Executive Director effective October 1999. Former Politician and Trade Union Leader. Chairman, Hills Motorway Group Limited. Director until 4 May 2004. (86,588 shares on 4 May 2004)	Chair to September 2003, Member of Audit Committee from January 2001 to January 2004.
JH Pascoe AO, BA, LLB (Hons) Age 55	Nominated June 2001; appointed as Non-Executive Director effective December 2001. Chairman and former Managing Director of George Weston Foods Limited. Chairman of Sealcorp Limited, Managing Director of the Finance & Financial Services Practice of Phillips Fox (Solicitors). Chairman, Centrelink; resigned on 9 July 2004. (350,825 shares on 9 July 2004)	Chair from September 2003. Member of Compensation and Nomination Committee from October 2001 and Chair from October 2001 to January 2004. Member of Audit Committee from July 2003 to 9 July 2004.

* Two of the Company's Board Committees were reconstituted on 7 July 2004. The Compensation and Nomination Committee was renamed the "Remuneration Committee". A new committee, the "Nomination and Governance Committee", was also established at that time.
All Board members are members of the Nomination and Governance Committee.

Principal activities

The principal activities of the Consolidated Entity during the six months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. Aristocrat's objectives are to maintain a leading position in its traditional markets and increase Aristocrat's revenue base globally. There were no significant changes in the nature of those activities during the six months under review.

Dividends

An interim dividend in respect of the six months ended 30 June 2004 of 4 cents per share (total cost: $19.1 million) has been declared and will be paid on 22 September 2004 to shareholders on the register at 5:00pm on 8 September 2004. The interim dividend will be unfranked.

The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this interim dividend.

A final dividend of 3 cents per share (total cost: $14.1 million), franked to 40%, as referred to in the Directors' Report dated 24 February 2004, was paid on 24 March 2004 in respect of the year ended 31 December 2003. The total dividend paid in respect of 2003 was 6 cents per share.

Review and results of operations

A Management Discussion and Analysis of the Operations of the Consolidated Entity for the six months ended 30 June 2004 is set out in pages 3 to 13 and forms part of this Directors' Report.

The operating result of the Consolidated Entity attributable to shareholders for the period was a profit of $63.3 million after tax.

Corporate governance

The Company has taken appropriate steps to move towards compliance with the *Principles of Good Corporate Governance and Best Practice Recommendations* released by the ASX Corporate Governance Council in March 2003 and will be reporting fully on the extent of compliance in its full year report.

Significant changes in state of affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Company during the six months ended 30 June 2004.

Events after balance date

On 9 July 2004, the Company announced that its then Chairman, John Pascoe, was resigning as a Director of the Company to assume the position of Chief Federal Magistrate. The Company also announced at that time that David Simpson had been appointed interim Chairman and that Penny Morris had been appointed Chair of the Audit Committee.

Directors' Report
FOR THE SIX MONTHS ENDED 30 JUNE 2004

Other than this, no material matters requiring disclosure in this Report have arisen subsequent to 30 June 2004. To the best of their knowledge, other than as set out above, the Directors are not aware of any matter or circumstance that has arisen since 30 June 2004 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments
Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis set out on pages 3 to 13 and form part of this Directors' Report.

The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Rounding of amounts to nearest thousand dollars
The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Report. Amounts in the Directors' Report and Financial Report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.



DJ Simpson
Director

24 August 2004

Financial Statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Contents

FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 30 JUNE 2004

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by Aristocrat Leisure Limited during the interim reporting period and up to the date of this report in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Consolidated statement of financial performance

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	Notes	Half-year 30 June 2004 $'000	30 June 2003 $'000
Revenue from sale of goods	3	**477,762**	345,076
Revenue from services	3	**40,611**	42,717
Total revenue from operating activities		**518,373**	387,793
Cost of sale of goods		**(244,744)**	(221,062)
Cost of providing services		**(34,290)**	(39,164)
Total cost of revenue		**(279,034)**	(260,226)
Gross profit		**239,339**	127,567
Other revenue from ordinary activities	3	**7,201**	4,798
Research and development costs		**(28,660)**	(29,586)
Sales, marketing and distribution costs		**(57,677)**	(72,672)
General and administration costs		**(51,828)**	(63,440)
Borrowing costs		**(6,252)**	(10,221)
Profit / (loss) from ordinary activities before income tax expense		**102,123**	(43,554)
Income tax (expense) / credit	5	**(38,840)**	10,667
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		**63,283**	(32,887)
Net increase / (decrease) in foreign currency translation reserve		**26,882**	(1,956)
Adjustment resulting from change in accounting policy for providing for employee benefits		**-**	(354)
Realised exchange difference transferred from foreign currency translation reserve to retained earnings		**(28,054)**	-
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		**(1,172)**	(2,310)
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		**62,111**	(35,197)
		Cents	Cents
Basic earnings per share	9	**13.4**	(7.2)
Diluted earnings per share	9	**13.3**	(7.2)

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

AS AT 30 JUNE 2004

	30 June 2004 $'000	31 December 2003 $'000
CURRENT ASSETS		
Cash assets	174,613	103,993
Receivables	228,968	231,438
Inventories	79,205	78,640
Other financial assets	7,340	8,184
Tax assets	7,302	9,399
Total current assets	497,428	431,654
NON-CURRENT ASSETS		
Receivables	35,078	39,496
Inventories	-	262
Other financial assets	14,731	13,664
Property, plant and equipment	122,268	109,496
Deferred tax assets	75,787	66,875
Intangible assets	68,514	70,640
Total non-current assets	316,378	300,433
Total assets	813,806	732,087

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.





	30 June 2004 $'000	31 December 2003 $'000
CURRENT LIABILITIES		
Payables	**199,602**	199,240
Interest bearing liabilities	**117**	1,375
Current tax liabilities	**37,870**	40,389
Provisions	**18,337**	14,949
Other	**40,818**	34,162
Total current liabilities	**296,744**	290,115
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**185,396**	172,844
Provisions	**17,297**	17,292
Other	**31,732**	33,158
Total non-current liabilities	**234,425**	223,294
Total liabilities	**531,169**	513,409
Net assets	**282,637**	218,678
EQUITY		
Contributed equity	**281,693**	265,733
Reserves	**(43,209)**	(70,091)
Retained profits	**44,153**	23,036
Total equity	**282,637**	218,678

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	Notes	Half-year 30 June 2004 $'000	30 June 2003 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		583,646	562,974
Payments to suppliers and employees (inclusive of goods and services tax)		(445,063)	(520,204)
		138,583	42,770
Interest received		2,465	2,071
Other revenue		828	994
Borrowing costs		(6,305)	(10,378)
Income taxes paid		(45,368)	(2,435)
Net cash inflow from operating activities		90,203	33,022
Cash flows from investing activities			
Payments for property, plant and equipment		(26,476)	(15,246)
Proceeds from sale of property, plant and equipment		695	1,733
Net cash outflow from investing activities		(25,781)	(13,513)
Cash flows from financing activities			
Proceeds from issues of shares (including transaction costs)	7	12,310	-
Repayment of borrowings		(6,185)	(32,000)
Proceeds from borrowings		6,185	66,099
Repayment of lease liabilities		(1,436)	(1,660)
Dividends paid		(10,461)	(24,496)
Net cash inflow from financing activities		413	7,943
Net increase in cash held		64,835	27,452
Cash at the beginning of the reporting period		103,993	70,291
Effects of exchange rate changes on cash		5,785	(9,095)
Cash at the end of the reporting period		174,613	88,648

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 30 June 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by Aristocrat Leisure Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Where appropriate, comparative figures have been reclassified to enhance comparability.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 2. Segment information

Primary reporting – geographical segments	Australia	North America
	$'000	$'000
HALF-YEAR 2004		
Sales to external customers	124,800	149,571
Intersegment sales	62,971	-
Total sales revenue	187,771	149,571
Other revenue (excluding interest)	4,255	287
Total segment revenue (excluding interest)	192,026	149,858
Interest income		
Total consolidated revenue		
Segment result	79,966	(4,860)
Net interest		
Profit / (loss) from ordinary activities before income tax expense		
Income tax (expense) / credit		
Net profit / (loss)		
Segment contribution profit / (loss)	39,175	35,491
HALF-YEAR 2003		
Sales to external customers	142,083	120,102
Intersegment sales	34,306	-
Total sales revenue	176,389	120,102
Other revenue (excluding interest)	1,568	176
Total segment revenue (excluding interest)	177,957	120,278
Interest income		
Total consolidated revenue		
Segment result	(32,003)	(8,992)
Net interest		
Profit / (loss) from ordinary activities before income tax expense		
Income tax (expense) / credit		
Net profit / (loss)		
Segment contribution profit / (loss)	36,870	(12,001)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and write down of intangibles & other non-trading assets. The total amount of these items is included in the unallocated category.

South America	Japan	New Zealand	Other	Inter-segment eliminations/ unallocated	Consolidated
$'000	$'000	$'000	$'000	$'000	$'000
12,237	173,405	13,216	45,144	-	518,373
-	-	-	-	(62,971)	-
12,237	173,405	13,216	45,144	(62,971)	518,373
-	7	(28)	215	-	4,736
12,237	173,412	13,188	45,359	(62,971)	523,109
					2,465
					525,574
2,801	23,003	733	8,996	(4,729)	105,910
					(3,787)
					102,123
					(38,840)
					63,283
8,648	37,502	5,371	11,200	(31,477)	105,910
(11,442)	95,687	23,711	17,652	-	387,793
-	-	-	-	(34,306)	-
(11,442)	95,687	23,711	17,652	(34,306)	387,793
-	7	875	101	-	2,727
(11,442)	95,694	24,586	17,753	(34,306)	390,520
					2,071
					392,591
(3,087)	8,171	711	(4)	(200)	(35,404)
					(8,150)
					(43,554)
					10,667
					(32,887)
(25,340)	16,552	9,470	2,184	(63,139)	(35,404)

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 3. Revenue	Half-year 30 June 2004 $'000	30 June 2003 $'000
Revenue from operating activities		
Sale of goods	474,953	330,736
Licence fees	2,809	14,340
Revenue from sale of goods	477,762	345,076
Revenue from services	40,611	42,717
	518,373	387,793
Revenue from outside operating activities		
Interest	2,465	2,071
Foreign exchange gains (net)	3,213	-
Sale of property, plant and equipment	695	1,733
Other revenue	828	994
	7,201	4,798
Revenue from ordinary activities	525,574	392,591

Note 4. Profit / (loss) from ordinary activities

Net expenses

Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:

Expenses	30 June 2004 $'000	30 June 2003 $'000
Write down of intellectual property rights to recoverable amount	-	7,405
Write down of intangible assets to recoverable amount	-	2,089
Write down of inventories to net realisable value	11,796	18,127
Borrowing costs	6,252	10,221
Contractual amendments	-	7,130
Redundancy costs	4,861	4,247
Legal costs	9,333	5,093

Note 5. Income tax

	Half-year	
	30 June 2004 $'000	30 June 2003 $'000
The income tax expense for the financial period differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:		
Profit / (loss) from ordinary activities before income tax expense	**102,123**	(43,554)
Income tax expense / (credit) calculated @ 30%	**30,637**	(13,066)
Tax effect of permanent differences:		
Non-deductible amortisation	**737**	2,214
Other items	**(265)**	1,510
Research and development claim	**(1,242)**	(1,194)
Income tax adjusted for permanent differences	**29,867**	(10,536)
Effect of higher rates of tax on overseas income	**3,497**	214
Under / (over) provision in prior year	**5,476**	(345)
Income tax expense / (credit)	**38,840**	(10,667)

Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities expect to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Aristocrat Leisure Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

With effect from 1 January 2004, an accounting and tax sharing agreement is expected to be entered into with the tax consolidated entities.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 6. Dividends	Half-year 30 June 2004 $'000	30 June 2003 $'000
Ordinary shares		
Dividends provided for or paid during the half-year:		
– Franked @ 100%	-	29,658
– Franked @ 40%	14,112	-
Total dividends provided for or paid during the half-year	14,112	29,658
Dividends not recognised at the end of the period		
Since the end of the period the directors have recommended the payment of an interim dividend of 4 cents (2003 – 3.0 cents) per fully paid ordinary share, unfranked (2003: fully franked). The aggregate amount of the proposed interim dividend expected to be paid on 22 September 2004 out of retained profits at 30 June 2004, but not recognised as a liability is:	19,068	13,816

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2004 interim dividend.

Note 7. Equity securities issued	Half-year 30 June 2004 Shares	30 June 2003 Shares	Half-year 30 June 2004 $'000	30 June 2003 $'000
Issues of ordinary shares during the period:				
Exercise of options issued under the Aristocrat Employee Share Option Plan (ESOP)	630,000	-	1,849	-
Shares issued (including transaction costs)	3,853,124	-	10,461	-
Issued for no consideration:				
Dividend reinvestment plan issues	1,343,136	3,017,962	3,650	5,162
General employee share plan issues	502,593	1,181,799	-	-
	6,328,853	4,199,761	15,960	5,162





Note 8. Contingent liabilities

Aristocrat has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by Aristocrat under the agreement are subject to annual review. Aristocrat expects to pay annual royalties of up to $13,000,000.

Aristocrat has entered an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. Aristocrat expects to receive annual licence fees of up to $6,500,000.

Group proceedings were filed against Aristocrat Leisure Limited in the Supreme Court of Victoria by Dorajay Pty. Ltd. representing a group of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003. The proceedings have been transferred to the Federal Court of Australia. The claim relates to alleged non-disclosure by the parent entity of information relating to its financial performance during the relevant period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors acting for the plaintiff have provided a preliminary estimate of alleged losses of approximately $100 million. As at the date of this report, Aristocrat Leisure Limited has no information concerning the group members, their share acquisitions or alleged losses. As a result, it is not possible to determine the amount of the claim or to comment on the likely outcome of the proceedings.

A statement of claim against Aristocrat Leisure Limited was filed by the former Chief Executive Officer, DH Randall, claiming damages for breach of contract in the order of $12,000,000 and a bonus of $900,000 plus interest and other alleged entitlements. The Supreme Court of New South Wales held that Aristocrat was justified in summarily dismissing Mr Randall and therefore Mr Randall was held not to be entitled to $12,000,000. Mr Randall was held to be entitled to a bonus in respect of 2002 year and to certain relocation out of pocket expenses. Pursuant to the judgment of the Court, Aristocrat has paid the amount of $1,213,808.27 as per the Court order. Amounts (which were immaterial) relating to costs orders between the parties are outstanding including costs and expenses which Mr Randall will incur if he purchases a home. Although Mr Randall filed a holding appeal, on 11 August 2004 Mr Randall filed a notice of discontinuance of his appeal.

A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Limited and Aristocrat Technologies Inc. on behalf of a US based individual. In March 2004 the individual passed away and the administrator for his estate has been substituted as the plaintiff. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. Another party has made claim to ownership of the patents being asserted. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of these proceedings.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 9. Earnings per share	Half-year 30 June 2004 Cents	30 June 2003 Cents
Basic earnings per share	**13.4**	(7.2)
Diluted earnings per share	**13.3**	(7.2)

	Half-year 30 June 2004 $'000	30 June 2003 $'000
Reconciliation of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**63,283**	(32,887)
Earnings used in calculating basic earnings per share	**63,283**	(32,887)
Diluted earnings per share		
Net profit	**63,283**	(32,887)
Earnings used in calculating diluted earnings per share	**63,283**	(32,887)

Note 10. International financial reporting standards

The Australian Accounting Standards Board is adopting the Australian equivalents to International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The adoption of International Financial Reporting Standards and their related pronouncements will be first reflected in the Group's financial statements for the half-year ended 30 June 2005 and the year ending 31 December 2005.

IFRS requires that entities complying with IFRS for the first time also restate their comparative financial statements. Most adjustments on transition to IFRS will be made, retrospectively against opening retained earnings on 1 January 2004.

The Group has established a project team to manage the transition to IFRS. The team is responsible for staff training, system and internal control changes, and performing impact assessments to identify key areas affected by adopting IFRS. A detailed timetable has been prepared for managing the transition to IFRS. As Aristocrat has a December year end, priority has been given to the preparation of an opening balance sheet in accordance with the AASB equivalents to IFRS as at 1 January 2004.

The following areas have been identified as significant for the Group:

Key area:	Change to accounting policy:	Impact:
Goodwill	Under the Australian equivalent to IFRS 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by an annual impairment test focusing on the cash flows of the related cash generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise being up to 20 years.	Lower expenses, no amortisation of goodwill Volatility in results in the event of an impairment.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 10. International financial reporting standards (continued)

Key area:	Change to accounting policy:	Impact:
Share-based payments	Under the Australian equivalent to IFRS 2 *Share-based Payment*, equity based compensation to employees will be recognised as an expense in respect of the services received.	Initial impact on retained earnings at 1 January 2004
	This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation. The Group will recognise an expense for all share-based remuneration, including shares, performance options and the General Employee Share Option Plan, and will amortise those expenses over the relevant vesting periods.	Higher expenses
Taxation	Under the Australian equivalent to IAS 12 *Income Taxes*, the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet.	At this time, the Group is in the process of quantifying the impact of adopting this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Financial instruments	Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. In addition, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges with changes in fair value of those contracts recognised directly in equity until the hedged transaction occurs. At this time the impact on accounting policies is unknown.	At this time, the Group is in the process of quantifying the impact of adopting this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

Directors' declaration

30 JUNE 2004

The Directors declare that the financial statements and notes set out on pages 19 to 32:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that Aristocrat Leisure Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.



DJ Simpson
Director

Sydney
24 August 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Review Report to the members of Aristocrat Leisure Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Aristocrat Leisure Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Aristocrat Leisure Limited Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Aristocrat Leisure Limited Group (the consolidated entity), for the half-year ended 30 June 2004. The consolidated entity comprises both Aristocrat Leisure Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.






We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DS Wiadrowski

DS Wiadrowski
Partner

Sydney
24 August 2004

Corporate Directory

DIRECTORS

D J SIMPSON
NON-EXECUTIVE CHAIRMAN

P N ONEILE
CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

W M BAKER
NON-EXECUTIVE DIRECTOR

P MORRIS
NON-EXECUTIVE DIRECTOR

A W STEELMAN
NON-EXECUTIVE DIRECTOR

SECRETARY
B J YAHL

GLOBAL HEADQUARTERS

Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia

Telephone: 61 2 9413 6300
Facsimile: 61 2 9420 1352

INTERNET SITE

www.aristocrattechnologies.com

AUSTRALIA

MANUFACTURING AND RESEARCH & DEVELOPMENT

Aristocrat Technologies Australia Pty Limited
85 -113 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia

JUBILEE GAMING TECHNOLOGY

20 Harcourt Parade
Rosebery NSW 2018
Australia

Telephone: 61 2 9697 4007
Facsimile: 61 2 9697 4830

INTERNATIONAL

NEW ZEALAND

Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand

Telephone: 64 9 259 2000
Facsimile: 64 9 259 2001

EUROPE

Aristocrat Technologies Europe Ltd
Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS

Telephone: 44 (0) 20 8426 5822
Facsimile: 44 (0) 20 8426 5760

SOUTH AFRICA

Aristocrat Technologies Africa (Pty) Limited
3 Kramer Road, Kramerville
Sandton
South Africa 2148

Telephone: 27 11 448 2320
Facsimile: 27 11 448 2322

JAPAN

Aristocrat Technologies KK
7th Floor, Ryukakusan Building
2-5-12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031

Telephone: 81 3 5835 0521
Facsimile: 81 3 5835 0523

SINGAPORE

Aristocrat Technologies
61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04-29
Singapore 417943

Telephone: 65 6444 5666
Facsimile: 65 6842 4533

THE AMERICAS

ADMINISTRATION, SALES, SERVICEMARKETING, RESEARCH AND DEVELOPMENT

Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas
Nevada 89119
USA

Telephone: 1 702 270 1000
Facsimile: 1 702 270 1001

INVESTOR CONTACTS

SHARE REGISTRY

ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000 Australia

Email:
registrars@asxperpetual.com.au

Website: www.asxperpetual.com.au

Locked Bag A14,
Sydney South NSW 1232 Australia

AUDITOR

PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171 Australia

STOCK EXCHANGE LISTINGS

Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian Stock Exchange

CODE: ALL

INVESTOR EMAIL ADDRESS

Investors may send email queries to:

investor.relations@ali.com.au

Our global market



France
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Austria
Croatia
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Italy
Portugal
Spain
Malta
Gibraltar
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Cyprus
Egypt
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Sweden
Greece
Lithuania
Bulgaria
Serbia
Hungary
Slovakia
Latvia
Estonia
Czech Republic
Slovenia
Poland
Romania
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Namibia
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Northern Cape
Tanzania
Mozambique
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Lesotho
Free State
Western Cape
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Seychelles
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Russia
Kyrgyzstan
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Turkmenistan
Ukraine
Cambodia
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Japan
Philippines
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Singapore
Queensland
Northern Territory
Western Australia
South Australia
New South Wales
Victoria
Tasmania
ACT
New Caledonia
Vanuatu
New Zealand
British Columbia
Alberta
Ontario
Manitoba
Saskatchewan
Oregon
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California
Colorado
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Key to map

- Licensed/approved by regulators Aristocrat subsidiaries
- Distributor jurisdictions
- Approved jurisdictions


ARISTOCRAT

Aristocrat Leisure Limited

Results for the Six Months Ended 30 June 2004

CEO & Managing Director
Paul Oneile

Chief Financial Officer
Simon Kelly



Agenda

Introduction

Review of Financials

Review of Operations

- Australia
- North America
- Japan
- Other Markets

Outlook

Priorities





Summary of Results

- Revenue $525 million
- Profit After Tax of $63.3 million
- Strong International growth
- Revenue declines in Australia and NZ markets
- Strong financial position
- On-market share buyback $100 million
- Interim dividend – 4 cents per share

Review of Financials

Profit & Loss

	H1 2004 $m	H1 2003* $m	Variance %
Total Revenue	525.6	404.8	29.8%
Gross Profit	239.3	165.7	44.4%
GP%	*45.5%*	*40.9%*	*4.6 Points*
Expenses	138.2	148.5	-6.9%
EBIT	105.9	20.0	430%
Profit Before Tax	102.1	11.8	765%
Income Tax Expense	38.8	7.5	417%
Profit After Tax	63.3	4.3	1372%

* Pre one-off adjustments



H1 2003/H1 2004 EBIT


EBIT
$120m
$100m
$80m
$60m
$40m
$20m
$0m
20.0
41.0
36.3
15.8
(5.5)
1.9
1.0
(5.4)
4.1
(4.8)
4.2
(2.7)
105.9
H1 2003 EBIT*
Volume
Price/Mix
Cost of Sales
Other Net Margin
Other Revenue
R&D
Agent Commissions
Selling, Marketing and Distribution
General/ Administration
Amortisation
Translational FX
H1 2004 EBIT

* Pre one-off adjustments

Management Cash Flow

	H1 2004 $m	H1 2003 $m
Net Debt - Opening Balance	**(70.2)**	**(292.1)**
EBIT pre one-off adjustments	105.9	20.0
Depreciation and amortisation pre one-off adjustments	18.0	19.5
EBITDA pre one-off adjustments	**123.9**	**39.5**
Net loss on sale of non-current assets	-	0.3
Net foreign exchange differences	(2.2)	13.6
Interest paid	(3.8)	(8.3)
Net tax paid	(45.4)	(2.4)
Cash impact of one-off adjustments	-	(4.7)
Change in operating assets and liabilities	17.7	(5.0)
Net cash inflow from Operating Activities	**90.2**	**33.0**
Net cash outflow from investing activities	(25.8)	(13.5)
Share issues	12.3	-
Dividends paid	(10.5)	(24.5)
Movement in Net Debt	**66.2**	**(5.0)**
Effects of exchange rate changes on net debt	(6.9)	39.9
Net Debt - Closing Balance	**(10.9)**	**(257.2)**

Working Capital



Receivables - % of Last 12 Months Revenue
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04

Working Capital



Inventories - % of Last 12 Months Revenue
30%
25%
20%
15%
10%
5%
0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04

Working Capital


Net Working Capital - % of Last 12 Months Revenue
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04

Balance Sheet Summary

	Jun-04 $m	Dec-03 $m
Working Capital	108.6	110.8
Other Current/Non-Current Assets	57.1	61.6
Property, Plant and Equipment	122.3	109.5
Intangibles	68.5	70.6
Other Current/Non-Current Liabilities	(108.2)	(99.5)
Net Tax Balances	45.2	35.9
Funds Employed	**293.5**	**288.9**
Net Debt	(10.9)	(70.2)
Shareholders' Funds	**282.6**	**218.7**

Capital Management

Dividend

- Interim dividend of 4 cents per share, unfranked
- DRP does not operate for interim dividend
- Expect return to some level of franking in 2005

On-market Share Buyback

- $100 million

Strong Ongoing Financial Capacity/Flexibility

- Substantial Cash on Hand
- Strong Cash Flows
- $122 million facilities

Segment Review

Australia

	H1 2004 $m	H1 2003 $m
Segment Revenue	129.1	143.7
Segment Contribution Profit	39.2	36.9
Segment Contribution Profit pre one-off adjustments	39.2	37.7

- Revenue down 10.2%
- Market share maintained
- Success of new products – Zorro, Golden Goals, Players' Choice
- Recurring revenue rollout
- Hyperlink continues to outperform floor averages
- Continuing difficult market environment

Key Financials and Ratios

	H1 2004 $m	H1 2003 [1] $m	FY 2003[1] $m
EBITDA	123.9	39.5	143.4
EBIT	105.9	20.0	103.5
Working Capital/Revenue (%) [2]	9.6%	23.8%	11.0%
Operating Cash Flow	90.2	33.0	204.4
Operating Cash Flow/Revenue (%)	17.2%	8.2%	20.0%
Net Debt	10.9	257.2	70.2
Net Debt/Equity (%)	3.9%	69.9%	32.1%
Debt/EBITDA[2]	0.8X	2.7X	1.2X
EBITDA/Interest Expense[2]	13.2X	6.1X	6.8X
Net Tangible Assets	214.1	123.2	148.0
Return on Equity[2]	40.0%	11.6%	24.7%

(1) HY and FY 2003 are pre one-off adjustments

(2) Profit and Loss ratios on a preceding 12 month basis, pre one-off adjustments

Initiatives and Outlook - Australia

INITIATIVES

- Premium products – Zorro, Players' Choice, Pick a Box
- Recurring revenue
- Business and cost efficiencies

OUTLOOK

- Mature market, caps, smoking restrictions, tax increases
- Implications of IPART Report
- Initiatives to enhance market share
- Cost reduction strategy



North America

	H1 2004 $m	H1 2003 $m
Segment Revenue	149.9	120.3
Segment Contribution Loss	35.5	(12.0)
Segment Contribution Profit pre one-off adjustments	35.5	6.8

- Revenue up 24.6%
- Recurring revenue increased by over 300%
- 58.5% improvement in game and platform sales
- Expansion into Canada
- Decline in systems sales

Initiatives and Outlook – North America

INITIATIVES

- Participation revenue focus
- Product range/approvals
- New stepper
- Systems business - PersonalBanker™
- Content licencing
- Key account focus

OUTLOOK

- Continuing growth in participation revenue
- Growth in MKVI platform sales

Japan

	H1 2004 $m	H1 2003 $m
Segment Revenue	173.4	95.7
Segment Contribution Profit	37.5	16.6

- Revenue increased by 81.2%
- 43,000 games sold
- Daruma-Neko game success
- Renewal of Manufacturing Entrustment Agreement with Sammy
- Regulation 5

Initiatives and Outlook - Japan

INITIATIVES

- Kyojin-no-hoshi 2 to be released 26 August
- Focus on game design
- Alternative revenue sources being explored

OUTLOOK

- Regulation 5 impact still uncertain
- Six Regulation 4 products in pipeline for launch
- Casino trial



Other Markets

- **New Zealand**
  Revenue down 46.4% due to new legislation and regulations
- **Europe**
  Russian growth
- **South Africa**
  Increase in revenue but slow market growth
- **Asia Pacific**
  Strong growth – particularly sales into Philippines
- **South America**
  Revenue up to $12.2 million – includes legacy contract revenue

Initiatives and Outlook – Other Markets

INITIATIVES

- Focus on emerging opportunities:
  - Macau
  - Singapore, Thailand
  - UK
- Game sales to emerging VLT jurisdictions
- Tailored content
- Business development resourcing in key regions

OUTLOOK

- Well positioned to exploit new markets

Full Year Outlook

- Full year 2004 Profit after tax of $115 - $135 million
- Conditional on a number of operational variables including:
  - Volatility of the Japanese market and the uptake of new products to be released into that market
  - Product approvals in a number of jurisdictions
  - Maintenance of current product performance and improving systems sales in the North American market





Current Business Objectives

- Enhance market leadership position in Australia and NZ
- Capitalise on product performance/momentum in North America
- Build on success in Japan
- Financial control, risk management and corporate governance
- Business and cost efficiencies
- Continue to focus on new markets – UK, Asia
- Focus on R&D and product development
- Cultural change

Summary

- Revenue up 33.9% to $525 million
- Profit after tax of $63.3 million
- Strong operating cash flow – 17.2% of revenue
- Healthy balance sheet – virtually debt free
- Interim dividend of 4 cents per share
- On-market buyback of up to $100 million
- Full year profit after tax outlook of $115 - $135 million
- Risk management / governance focus
- Well positioned to exploit global opportunities
- Shareholder value emphasis

Aristocrat Leisure Limited

Thank You.

Questions?

Appendix - Segment Summary

	H1 2004 $m	H1 2003* $m
SEGMENT CONTRIBUTION PROFIT		
Australia	39.2	37.7
North America	35.5	6.8
South America	8.6	(3.9)
Japan	37.5	16.6
New Zealand	5.4	9.5
Other	11.2	2.2
Total Trading Segment Profit	**137.4**	**68.9**
Group R&D expense	(28.7)	(29.6)
Amortisation - intangibles	(2.1)	(6.4)
Foreign exchange	3.2	(4.7)
Corporate (including manufacturing recoveries and Other	(3.9)	(8.2)
Unallocated Costs	**(31.5)**	**(48.9)**
GROUP SEGMENT CONTRIBUTION PROFIT	**105.9**	**20.0**

* Pre one-off adjustments

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Aristocrat Leisure Limited	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	476,705,337
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Aristocrat is undertaking the buy-back to maintain an efficient capital structure and to return excess cash to shareholders.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to ASX Announcement dated 24 August 2004.

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The Company intends to buy back up to $100M of shares.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 August, 2004
(Managing Director)

Print name: Paul N. Oneile

+ See chapter 19 for defined terms.

GOOD MORNING LADIES AND GENTLEMEN.

THANK YOU FOR JOINING US TODAY.

MY NAME IS PAUL ONEILE AND I WOULD LIKE TO FORMALLY WELCOME YOU TO OUR 2004 FIRST HALF RESULTS PRESENTATION. I WOULD ALSO LIKE TO WELCOME THOSE JOINING US BY WEBCAST AND TELECONFERENCE.

I WOULD LIKE TO INTRODUCE SIMON KELLY, OUR CHIEF FINANCIAL OFFICER, WHO WILL BE PRESENTING THE FINANCIAL DETAILS.

I EXPECT THIS PRESENTATION TO TAKE 40 MINUTES. THIS WILL THEN BE FOLLOWED BY A QUESTION AND ANSWER SESSION.

BOTH THE PRESENTATIONS AND THE QUESTION AND ANSWER SESSION ARE BEING BROADCAST AS A LIVE WEBCAST VIA THE ARISTOCRAT INTERNET SITE. FOLLOWING THE WEBCAST, THE PRESENTATION WILL BE ARCHIVED ON OUR WEBSITE FROM 1.00PM TODAY AND WILL BE AVAILABLE FOR VIEWING AT ANY TIME OVER THE NEXT 12 MONTHS.

THIS MORNING I WILL START WITH A SUMMARY OF OUR RESULTS AND SOME OF THE KEY EVENTS WHICH SHAPED OUR FIRST HALF. SIMON WILL THEN REVIEW THE FINANCIALS IN MORE DETAIL.

FINALLY I WILL TAKE YOU THROUGH THE RESULTS FOR OUR INDIVIDUAL GEOGRAPHIC REGIONS, PROVIDE AN OVERVIEW OF THE FULL YEAR OUTLOOK AND SUMMARISE OUR CURRENT BUSINESS OBJECTIVES BEFORE MOVING TO QUESTIONS AND ANSWERS.

WE WOULD BE GRATEFUL IF YOU WOULD KEEP ALL QUESTIONS UNTIL THE END OF THE PRESENTATIONS.

I WOULD LIKE TO START BY THANKING JOHN PASCOE FOR THE INVALUABLE CONTRIBUTION HE MADE TO ARISTOCRAT OVER THE PAST 3 YEARS. HE CHAIRED THE COMPANY THROUGH A VERY DIFFICULT PERIOD AND WHEN JOHN

ANNOUNCED HIS DECISION TO STEP DOWN IN ORDER TO ACCEPT THE POSITION OF CHIEF FEDERAL MAGISTRATE, HE DID SO KNOWING THAT THE COMPANY WAS IN A STRONG FINANCIAL POSITION.

WHEN WE MET IN FEBRUARY THIS YEAR TO ANNOUNCE OUR RESULTS FOR 2003, I OPENED THE PRESENTATION BY SAYING THAT THE UNDERLYING BUSINESS OF ARISTOCRAT WAS SOUND AND THAT THE COMPANY WAS POSITIONED FOR SUCCESS.

I AM PLEASED TO SAY THAT THE RESULTS THAT SIMON AND I ARE GOING TO PRESENT TO YOU TODAY CONFIRM THAT ASSESSMENT.

FOR THE FIRST SIX MONTHS OF 2004, GROUP REVENUE OF $525 MILLION WAS UP ALMOST 34% ON THE CORRESPONDING PERIOD LAST YEAR.

ARISTOCRAT'S NET PROFIT AFTER TAX WAS $63.3 MILLION – A MAJOR IMPROVEMENT ON THE $32.9 MILLION LOSS REPORTED THIS TIME LAST YEAR.

THIS PROFIT RESULT IS, IN FACT, A RECORD FOR THE COMPANY, EXCEEDING THE COMPANY'S STRONGEST PERFORMANCE FOR ANY HALF BY NEARLY 16%.

OUR INTERNATIONAL BUSINESSES DROVE THIS RESULT.

NORTH AMERICAN REVENUE IMPROVED BY NEARLY 25%, WHILE PROFIT INCREASED FROM $6.8 MILLION TO $35 MILLION.

JAPANESE REVENUE INCREASED BY 81% AND PROFIT WAS UP 126% TO $37.5 MILLION. WE SOLD MORE THAN 43,000 GAMES IN JAPAN DURING THE HALF, PREDOMINANTLY OUR LATEST GAME, "DARUMA NEKO".

BY CONTRAST, IN AUSTRALIA THE MARKET REMAINED MORE CHALLENGING THAN EVER. ALTHOUGH REVENUE DECLINED BY 10%, PROFIT INCREASED BY 4% TO $39.2 MILLION.

OTHER KEY EVENTS WERE A CONTINUATION OF GROWTH IN EUROPE, PRIMARLIY IN RUSSIA, AND A STRONG PERFORMANCE FROM THE ASIA PACIFIC REGION.

THE STRONG FINANCIAL POSITION AND OUTLOOK OF THE COMPANY HAS FOCUSED OUR ATTENTION ON CAPITAL MANAGEMENT. WE CURRENTLY HAVE SUBSTANTIAL CASH ON HAND AND ARE EFFECTIVELY DEBT FREE.

AS A RESULT THE BOARD HAS DECIDED TO RETURN FUNDS TO OUR SHAREHOLDERS THROUGH AN ON-MARKET SHARE BUY BACK OF UP TO $100 MILLION.

I DO NOT BELIEVE THIS WILL IN ANY WAY LIMIT THE GROWTH OPPORTUNITIES FOR ARISTOCRAT. IN FACT IT WILL HAVE A POSITIVE IMPACT ON EARNINGS PER SHARE.

THE BOARD HAS ALSO DECLARED AN INTERIM UNFRANKED DIVIDEND OF 4 CENTS PER SHARE.

FURTHER DETAILS WILL BE PROVIDED LATER IN THIS PRESENTATION.

I WILL NOW HAND OVER TO SIMON TO TAKE YOU THROUGH THE FINANCIAL RESULTS FOR THE HALF.

THANK YOU PAUL...AND GOOD MORNING

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF ARISTOCRAT'S FINANCIAL RESULTS AND POSITION AS AT 30 JUNE 2004.

PLEASE NOTE THAT THROUGHOUT MY PRESENTATION, REFERENCES TO PRIOR PERIOD RESULTS ARE PRE THE ONE-OFF ADJUSTMENTS WE ANNOUNCED DURING 2003. THERE WERE NO ONE-OFF ADJUSTMENTS IMPACTING CURRENT PERIOD RESULTS

FIRSTLY, TURNING TO THE PROFIT AND LOSS ACCOUNT

OUR TOTAL REVENUE INCREASED BY ALMOST 30% TO A FIRST HALF RECORD OF $525 MILLION.

IT IS WORTH NOTING THAT THE STRONGER AUSTRALIAN DOLLAR DURING THE PERIOD COMPARED WITH THE FIRST HALF OF 2003 REDUCED THE A$ TRANSLATED VALUE OF REVENUE.

HAD EXCHANGE RATES REMAINED AT FIRST HALF 2003 LEVELS, REVENUE WOULD HAVE BEEN APPROXIMATELY $34 MILLION HIGHER THAN REPORTED. TAKING THIS INTO ACCOUNT, REAL REVENUE GROWTH PERIOD ON PERIOD WAS 38%.

GROSS PROFIT IMPROVED BY 4.6 POINTS TO 45.5%. THIS IS ALSO A 1.2 POINT IMPROVEMENT ON THE GROSS PROFIT OF 44.3% RECORDED IN THE SECOND HALF OF 2003.

EXPENSES WERE DOWN 6.9% ON THE PCP DESPITE A $3.0 MILLION INCREASE IN JAPANESE AGENTS COMMISSIONS WHICH ARE INCLUDED HERE.

EBIT AT $105.9 MILLION IS AN $85.9 MILLION IMPROVEMENT ON THE PRIOR YEAR AND REPRESENTS 20% OF REVENUE

THIS IMPROVEMENT IN EBIT, COMBINED WITH A REDUCTION IN INTEREST EXPENSE ON LOWER NET BORROWINGS HELPED PUSH PAT TO A $59 MILLION IMPROVEMENT ON THE FIRST HALF OF 2003.

THE EFFECTIVE TAX RATE OF 38.0% IS HIGHER THAN THE AUSTRALIAN RATE OF 30%, BUT MARGINALLY LOWER THAN THE 2003 FULL YEAR RATE OF 38.5%.

THE EFFECTIVE RATE IN THE CURRENT PERIOD WAS HOWEVER NEGATIVELY IMPACTED BY AN ADJUSTMENT OF $4.8 MILLION FOR A POTENTIAL LIABILITY RELATING TO ADJUSTMENTS OF PRIOR YEAR TAX RETURNS WHICH HAVE BEEN RAISED BY AN OVERSEAS TAXATION AUTHORITY. WHILE WE ARE FULLY INVESTIGATING THESE ADJUSTMENTS, WE HAVE BOOKED A PROVISION TO COVER ANY POTENTIAL EXPOSURE IN THE CURRENT PERIOD.

PRIOR TO THIS ADJUSTMENT, THE EFFECTIVE TAX RATE WAS 33.3%. I WOULD HOWEVER EXPECT THE AVERAGE RATE OVER TIME TO BE HIGHER THAN THIS AS THERE WAS

NO OVERSEAS DIVIDEND WITHHOLDING TAX LEAKAGE IN THE FIRST HALF.

THE PROFIT AFTER TAX OF $63.3 MILLION REPRESENTS THE BEST EVER HALF YEAR RESULT THE COMPANY HAS DELIVERED.

I WOULD NOW LIKE TO MOVE ON TO EXPLAIN IN MORE DETAIL THE IMPROVEMENT IN EBIT PERIOD-ON-PERIOD.

THIS CHART RECONCILES THE 2003 FIRST HALF PRE ONE-OFF ADJUSTMENTS EBIT OF $20 MILLION TO THE CURRENT PERIOD REPORTED EBIT OF $105.9 MILLION

GIVEN THE INTERNATIONAL DIVERSITY OF THE COMPANY'S OPERATIONS I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

FIRSTLY, YOU WILL NOTE THAT THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT IN RESULTS WERE THE FIRST THREE COMPONENTS TO THE LEFT WHICH COLLECTIVELY COMPRISE MOST OF THE IMPROVEMENT IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $41 MILLION TO EBIT WITH REVENUES UP $121 MILLION AND COST OF SALES UP $80 MILLION.

APPROXIMATELY THREE QUARTERS OF THIS VOLUME CONTRIBUTION RESULTED FROM THE 20,000 UNIT INCREASE IN JAPANESE SALES.

NORTH AMERICAN RECURRING REVENUE INSTALLATIONS, WHICH INCREASED BY ALMOST 1,300 UNITS SINCE THE BEGINNING OF THE YEAR, WERE ALSO A STRONG CONTRIBUTOR. COMPARED WITH THE FIRST HALF OF 2003, THE INSTALLED BASE OF RECURRING REVENUE UNITS HAS MORE THAN DOUBLED FROM 1,832 TO 4,051.

IN ADDITION, PLATFORM AND GAME SALES HAVE INCREASED ACROSS ALL OTHER INTERNATIONAL BUSINESSES OUTSIDE AUSTRALIA AND NEW ZEALAND, WHICH SAW VOLUME DECLINES.

MOVING ON, PRICE CONTRIBUTED $36 MILLION TO THE OVERALL EBIT IMPROVEMENT. A KEY CONTRIBUTOR OF THIS IMPROVEMENT WAS THE INCREASE IN NORTH AMERICAN RECURRING REVENUE RETURNS FROM USD29 PER DAY TO OVER USD50 PER DAY WHICH CONTRIBUTED 19 MILLION AUSTRALIAN DOLLARS TO PRICING.

EXCLUDING THE IMPACT OF RECURRING REVENUE, THE EFFECTIVE PRICE INCREASE ON PRODUCT SALES APPROXIMATES 3.5%

THE COST OF SALES IMPROVEMENT REFLECTS IMPROVED OVERHEAD RECOVERY ON HIGHER VOLUMES TOGETHER WITH REAL COST REDUCTIONS, PARTICULARLY IN MANUFACTURING, BUT ALSO IN THE AREAS OF WARRANTY, DISTRIBUTION AND INSTALLATION.

LOWER MATERIAL COSTS AS A RESULT OF THE STRONGER AUSTRALIAN DOLLAR ALSO FALL HERE.

IN ADDITION, INVENTORY PROVISIONING COSTS NEGATIVELY IMPACTED ON THIS IMPROVEMENT. IN PARTICULAR, WE MADE THE DECISION AT 30 JUNE TO PROVIDE FOR REMAINING UNIQUE PART INVENTORY HOLDINGS IN JAPAN GIVEN THE HIGHLY COMPETITIVE CHARACTER OF THE CURRENT MARKET.

OTHER NET MARGIN IMPACTS OF NEGATIVE $5.5 MILLION COMPRISE THE NET IMPACT OF A NUMBER OF COMPONENTS:

THESE INCLUDE:

- REVENUE AND MARGIN OF $5.9 MILLION BOOKED FROM THE RECORDING OF PREVIOUSLY DEFERRED REVENUE ON LEGACY SOUTH AMERICAN CONTRACTS AS CASH COLLECTIONS WERE MADE; AND

- AN OVERALL INCREASE IN OTHER REVENUE IN JAPAN AND AUSTRALIA;

BUT WERE OFFSET BY:

- THE REDUCTION IN LICENCE REVENUE FROM $14 MILLION IN THE PCP TO $3 MILLION IN THE CURRENT PERIOD; AND

- THE DECLINE IN NORTH AMERICAN SYSTEMS REVENUE WHICH FELL FROM $17 MILLION TO $13 MILLION.

OTHER REVENUE IMPROVEMENTS OF $1.9 MILLION REFLECT THE NET MOVEMENT PERIOD-ON-PERIOD OF FX GAINS, PARTLY OFFSET BY LOWER PROCEEDS ON THE SALE OF PROPERTY, PLANT AND EQUIPMENT.

THE REDUCTION IN R&D COSTS PRIMARILY REFLECT THE INFRASTRUCTURE COST BENEFITS OF THE CENTRALISATION OF OUR US R&D FACILITIES IN LATE 2003.

IN PERCENTAGE TERMS, R&D COSTS FOR THE HALF FELL TO 5.4% OF REVENUE. THE DECLINE FROM THE 6.4% RECORDED IN THE 2003 FULL YEAR PREDOMINANTLY RESULTS FROM HIGHER REVENUES. AS I JUST NOTED, ACTUAL SPEND FELL ONLY MARGINALLY.

THE INCREASE IN AGENT COMMISSIONS RELATES EXCLUSIVELY TO HIGHER JAPANESE SALES WHICH WERE UP $78 MILLION. THE MARGIN BENEFITS OF THESE INCREMENTAL COSTS ARE INCLUDED IN THE VOLUME AND PRICE IMPACTS I HAVE JUST COVERED.

SELLING, MARKETING AND DISTRIBUTION COSTS DECLINED BY $4.1 MILLION RESULTING FROM THE INCREASED FOCUS ON COST CONTROL AND DRIVING OPERATIONAL EFFICIENCY ACROSS THE WHOLE BUSINESS.

DESPITE REDUCTIONS ACROSS MUCH OF OUR GENERAL AND ADMINISTRATION SPEND, OVERALL COSTS INCREASED BY $4.8 MILLION AS A RESULT OF HIGHER

LEGAL COSTS AND ADDITIONAL COSTS INCURRED IN AREAS SUCH AS RISK MANAGEMENT AND INTERNAL AUDIT.

LOWER AMORTISATION COSTS RESULT FROM THE WRITE DOWN OF GOODWILL IN 2003.

FINALLY, AS I MENTIONED EARLIER, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO $2.7 MILLION.

IN SUMMARY, YOU CAN SEE THAT THE STRONG EBIT IMPROVEMENT REFLECTS:

- VOLUME GROWTH
- IMPROVED PRICING, AND
- MANUFACTURING AND COST EFFICIENCIES ACROSS THE BUSINESS

BEFORE I MOVE ON FROM THE PROFIT AND LOSS, I WOULD ALSO LIKE TO ADD THAT WHILE JAPAN REMAINS A SUBSTANTIAL AND VERY IMPORTANT PART OF OUR BUSINESS, OUR RELIANCE ON THE JAPANESE BUSINESS HAS SIGNIFICANTLY DIMINISHED PERIOD ON PERIOD.

JAPAN'S OVERALL CONTRIBUTION TO TRADING SEGMENT CONTRIBUTION FELL FROM 43% IN THE 2003 FULL YEAR TO 27% IN THE CURRENT PERIOD.

THE CONTRIBUTIONS FROM AUSTRALIA, NORTH AMERICA AND JAPAN FOR THE HALF WERE SIMILAR IN SIZE WITH THE REST OF THE WORLD CONTRIBUTING ALMOST 20% OF OVERALL RESULTS, AN INCREASE FROM 12% IN FULL YEAR 2003.

TURNING NOW TO CASH FLOW.

UNFORTUNATELY, THIS SLIDE IS RATHER BUSY, AND YOU MAY WANT TO REFER TO YOUR PACK AS I RUN THROUGH IT.

WE ANNOUNCED BACK IN FEBRUARY, ONE OF OUR KEY STRATEGIES OF FOCUSING ON CASH MANAGEMENT.

YOU WILL RECALL THAT THIS INCREASED FOCUS RESULTED IN A SIGNIFICANT IMPROVEMENT IN CASH FLOW IN THE SECOND HALF OF 2003.

I AM PLEASED TO REPORT THAT WE HAVE CONTINUED TO MAKE INROADS.

THE MANAGEMENT CASH FLOW SHOWN HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE MOVEMENT IN NET DEBT. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

KEY POINTS OF INTEREST HERE INCLUDE:

THE $45 MILLION OF TAX PAYMENTS MADE IN THE PERIOD REPRESENTING TAX ON OUR 2003 JAPANESE AND EUROPEAN PROFITS.

AS PREVIOUSLY FLAGGED, THE PRIOR PERIOD ONE-OFFS WERE GENERALLY NON CASH IN NATURE AND HAD NO CASH IMPACT IN THE CURRENT PERIOD.

THE OTHER MAJOR INFLUENCE ON OPERATING CASH FLOW WAS THE $17.7 MILLION CASH IMPACT OF IMPROVEMENTS IN NET WORKING CAPITAL. I WILL COVER OFF THE IMPROVEMENTS WE HAVE MADE IN THIS AREA IN A MOMENT.

THE STRONG EBIT PERFORMANCE, COUPLED WITH THESE CASH IMPACTS DROVE AN OPERATING CASH FLOW RESULT OF $90 MILLION, A VIRTUAL THREE FOLD IMPROVEMENT ON THE PRIOR CORRESPONDING PERIOD OF $33 MILLION.

IN FACT, UNDERLYING OPERATIONAL CASHFLOW WAS ACTUALLY $15 MILLION BETTER THAN REFLECTED HERE AS FACTORED BILLS RECEIVABLE IN JAPAN WERE REDUCED FROM $29 MILLION AT THE START OF THE PERIOD TO $14 MILLION AT PERIOD END.

HAD WE MAINTAINED THE SAME OPENING LEVEL OF FACTORED BILLS, OPERATING CASH FLOW THIS PERIOD WOULD HAVE BEEN $105 MILLION. THE PCP OPERATING CASH FLOW ON A SIMILAR BASIS WOULD HAVE BEEN $26 MILLION.

APPROXIMATELY 75% OF THE NET CASH OUTFLOW FROM INVESTING ACTIVITIES OF $25.8 MILLION RESULTS FROM THE PLACEMENT OF RECURRING REVENUE UNITS IN NORTH AMERICA AND AUSTRALIA.

THIS IS AN IMPROVEMENT ON THE 60% OF 2003 FULL YEAR CAPITAL EXPENDITURE INVESTED IN RECURRING REVENUE UNITS.

THE BALANCE OF CAPITAL SPEND RELATES TO THE CLOSURE OF ONE OF OUR PLANTS IN ROSEBERY AND ONGOING "STAY-IN-BUSINESS" SPEND.

SHARE ISSUES REFLECT THE UNDERWRITTING OF THE FINAL DIVIDEND PAID IN MARCH 2004 AND THE EXERCISE OF EMPLOYEE SHARE OPTIONS. THE BOARD HAS DETERMINED THAT THE DIVIDEND REINVESTMENT PLAN WILL NOT OPERATE IN RESPECT OF THE INTERIM DIVIDEND ANNOUNCED TODAY.

NET DEBT WAS ADVERSELY IMPACTED BY THE WEAKENING OF THE AUSTRALIAN DOLLAR SINCE THE BEGINNING OF THE YEAR WHICH GAVE RISE TO A $6.9 MILLION INCREASE IN THE VALUE OF OUR FOREIGN DENOMINATED NET DEBT.

THIS REPRESENTS A PARTIAL REVERSAL OF THE $63 MILLION FX REDUCTION IN NET DEBT OVER 2003.

IN OVERALL TERMS, NET DEBT FELL FROM $70 MILLION AT THE START OF THE YEAR TO $11M, ITS LOWEST LEVEL SINCE 2000. THIS REPRESENTS A $246 MILLION REDUCTION FROM THE SAME PERIOD LAST YEAR.

OTHER THAN A NOMINAL BANK LOAN, THE US CONVERTIBLE BONDS WERE THE ONLY DEBT OUTSTANDING AT PERIOD END.

I AM PLEASED TO NOTE THAT AT THE END OF JULY CASH ON HAND EXCEEDED DEBT.

WHILE I HAVE ALREADY DISCUSSED THE CASH FLOW IMPACTS OF WORKING CAPITAL, I WANT TO NOW BRIEFLY SHOW HOW WE ARE TRACKING BY MAJOR COMPONENT AND RELATIVE TO SALES.

ON THIS AND THE FOLLOWING CHARTS I HAVE SHOWN THE RATIOS OF ACCOUNTS RECEIVABLE, INVENTORY AND OVERALL WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS, OVER THE LAST 3 YEARS.

THE ACCOUNTS RECEIVABLE ANALYSIS HERE SHOWS THAT AT 30 JUNE, AR TO REVENUE WAS AT 20.1%, DOWN FROM 23.2% AT 31 DECEMBER.

IN FACT, ACCOUNTS RECEIVABLE AT PERIOD END WERE AT THEIR HIGHEST LEVEL SINCE THE START OF THE YEAR. THIS RESULTS FROM THE SALES OF DARUMA NEKO IN JAPAN AND THE STRONG SALES ACROSS MUCH OF OUR OTHER BUSINESSES TOWARDS THE END OF THE PERIOD.

THE CLOSING BALANCE AT JULY WAS SOME $40 MILLION LOWER AND REPRESENTED 17% OF REVENUE.

IT IS ALSO WORTH NOTING THAT AT PERIOD END, 91% OF UNPROVIDED ACCOUNTS RECEIVABLE WERE WITHIN TERMS.

INVENTORY AT 7.0% OF REVENUE IS DOWN FROM 7.9% AT 31 DECEMBER. ACTUAL INVENTORY ROSE ONLY MARGINALLY WITH THIS IMPROVEMENT REFLECTING REVENUE GROWTH.

LOOKING NOW AT WORKING CAPITAL IN OVERALL TERMS.

OVERALL WORKING CAPITAL TO REVENUE FELL FROM 11.0% AT 31 DECEMBER TO 9.6%. IN FACT, SINCE THE START OF THE YEAR, THIS KPI HAS AVERAGED 9.1%. THE RATIO AT THE JULY CLOSE WAS 9.2%.

YOU WILL RECALL THAT BACK IN FEBRUARY, I EXPLAINED THE INITIATIVES WE HAD IMPLEMENTED TO IMPROVE WORKING CAPITAL MANAGEMENT. AS YOU CAN SEE FROM THE CHARTS I HAVE JUST PRESENTED, WE HAVE SUSTAINED AND IMPROVED UPON THE IMPROVEMENTS THAT THESE INITIATIVES DELIVERED DURING 2003.

I WILL NOW TURN TO A SUMMARY OF THE BALANCE SHEET POSITION.

I HAVE PRESENTED THE BALANCE SHEET HERE IN A SUMMARY FORM TO ASSIST UNDERSTANDING THE KEY MOVEMENTS. AT A SUMMARY LEVEL, YOU WILL NOTE THAT WITH THE EXCEPTION OF NET DEBT, MOST CLOSING BALANCES ARE VERY CONSISTENT WITH THOSE AT 31 DECEMBER 2003.

I HAVE ALREADY COVERED OFF THE WORKING CAPITAL AND NET DEBT MOVEMENTS, SO I WILL NOW FOCUS ON THE OTHER MAJOR BALANCES WITHIN THE BALANCE SHEET

OTHER CURRENT AND NON-CURRENT ASSETS COMPRISE JACKPOT DEPOSITS AND LONG TERM RECEIVABLES.

THE REDUCTION FROM DECEMBER PRIMARILY REFLECTS THE TRANSFER OF LONG TERM RECEIVABLES TO ACCOUNTS RECEIVABLE AS MATURITY HAS FALLEN WITHIN 12 MONTHS, OFFSET BY THE FAVOURABLE IMPACT OF FOREIGN EXCHANGE.

THE PROPERTY PLANT AND EQUIPMENT MOVEMENT REFLECTS THE INCREASE IN OUR INSTALLED BASE OF PARTICIPATION UNITS AND STAY-IN-BUSINESS CAPITAL EXPENDITURE OFFSET BY DEPRECIATION OF $15.9 MILLION.

INTANGIBLES REFLECTS THE GOODWILL ASSOCIATED WITH THE ACQUISITION OF OUR CDS AND HANSEN BUSINESSES IN THE US AND OUR SOUTH AFRICAN BUSINESS. THE REDUCTION SINCE THE START OF THE YEAR REFLECTS AMORTISATION.

OTHER CURRENT AND NON-CURRENT LIABILITIES REPRESENT JACKPOT AND EMPLOYEE LIABILITIES, DEFERRED REVENUE AND AGENT BONDS IN JAPAN.

THE INCREASE OVER 31 DECEMBER 2003 RESULTS FROM:

- INCREASED JACKPOT LIABILITIES ON OUR US PARTICIPATION GAMES
- INCREASED DEFERRED REVENUE
- AND THE TRANSLATIONAL IMPACT OF FX

WHILE DEFERRED REVENUE INCREASED FROM $62 MILLION TO $65.8 MILLION, THIS INCREASE PRIMARILY RESULTS FROM THE BILLING OF ANNUAL SYSTEMS MAINTENANCE IN THE US.

THE CLOSING BALANCE OF DEFERRED REVENUE INCLUDES $35.3 MILLION RELATING TO SOUTH AMERICAN CONTRACTS. AFTER TAKING THIS INTO ACCOUNT, OUR NET BALANCE SHEET EXPOSURE TO SOUTH AMERICA AT PERIOD-END AMOUNTED TO $6.3 MILLION. AS I MENTIONED EARLIER, DURING THE HALF WE COLLECTED $5.9 MILLION OF DEFERRED REVENUE FROM LEGACY SOUTH AMERICAN CONTRACTS.

ALL OF THESE CONTRACTS ARE CURRENTLY PERFORMING. NEW BUSINESS IN SOUTH AMERICA CONTINUES TO BE SUBJECT TO STRINGENT RISK MANAGEMENT CRITERIA.

THE MOVEMENT IN NET TAX BALANCES RESULTS FROM AN INCREASE IN TIMING DIFFERENCES IN THE AMERICAS AND THE ADDITIONAL PRIOR YEAR TAX PROVISIONING I MENTIONED EARLIER, OFFSET BY THE UTILIZATION OF AUSTRALIAN TAX LOSSES.

SHAREHOLDERS FUNDS HAVE INCREASED BY THE PROFIT FOR THE PERIOD, THE NET $1.2 MILLION IMPACT OF TRANSLATIONAL FX ON EQUITY AND THE ISSUE OF SHARES UNDER THE EMPLOYEE SHARE OPTION PLAN.

NET TANGIBLE ASSETS INCREASED FROM $148.0 MILLION TO $214.1 MILLION.

I WOULD NOW BRIEFLY LIKE TO TALK ABOUT CAPITAL MANAGEMENT.

TODAY THE BOARD APPROVED AN INTERIM DIVIDEND OF 4 CENTS PER SHARE. THIS DIVIDEND IS UNFRANKED AS THE COMPANY CURRENTLY HAS LIMITED FRANKING CREDITS.

IN ADDITION, AS I MENTIONED EARLIER, THE BOARD HAS DETERMINED THAT THE DIVIDEND RE-INVESTMENT PLAN WILL NOT OPERATE IN RESPECT OF THIS DIVIDEND.

IN THE ABSENCE OF UNFORESEEN EVENTS, WE ANTICIPATE UTILISING BROUGHT FORWARD AUSTRALIAN TAX LOSSES DURING THE CURRENT YEAR. AS A RESULT, WE EXPECT SOME LEVEL OF FRANKING WILL BE AVAILABLE FOR 2005 DIVIDENDS.

ALSO TODAY, IN LIGHT OF THE STRONG OPERATIONAL PERFORMANCE OF THE COMPANY, ITS OUTLOOK AND CONSERVATIVE BALANCE SHEET, THE BOARD ANNOUNCED AN ON-MARKET SHARE BUYBACK OF UP TO $100 MILLION.

WE HAVE TODAY LODGED THE REQUIRED APPENDIX 3C WITH THE ASX AND FORM 281 WITH ASIC AND WE WILL BE IN A POSITION TO COMMENCE THE BUYBACK AFTER THE REGULATORY NOTICE PERIOD EXPIRES ON THE EIGHTH OF SEPTEMBER.

THE COMPANY HAS SUBSTANTIAL CASH ON HAND AND UNDRAWN BANK FACILITIES. WE ARE CONFIDENT THAT THESE, TOGETHER WITH ANTICIPATED ONGOING STRONG CASH GENERATION, ARE AMPLE TO FUND THIS BUYBACK AND PROVIDE FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY STRATEGIC OPPORTUNITIES GOING FORWARD.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE PERIOD COMPARED WITH THE

PCP. I HAVE ALSO INCLUDED HERE THE SAME DATA AND RATIOS FOR THE 2003 FULL YEAR.

NOTE THAT PROFIT AND LOSS RATIOS ARE ON A PRECEDING 12 MONTH BASIS AND THAT THE DATA IS PRE THE ONE-OFF ADJUSTMENTS BOOKED LAST YEAR.

I HAVE ALREADY COVERED A NUMBER OF THESE KPI'S, SO I WILL HIGHLIGHT THOSE WHICH I HAVE NOT SPECIFICALLY REFERRED TO SO FAR TODAY.

EBIT OF $105.9 MILLION FOR THE HALF EXCEEDS THE 2003 FULL YEAR RESULT.

OPERATING CASH FLOW AT 17.2% OF REVENUE IS VERY HEALTHY, BUT WOULD HAVE BEEN 20.1% IF WE HAD MAINTAINED THE OPENING LEVEL OF BILL FACTORING IN JAPAN.

OUR GEARING AT 3.9% AND DEBT COVERAGE RATIOS WITH NET DEBT TO EBITDA OF 0.8 TIMES AND INTEREST COVER AT OVER 13 TIMES ARE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY OVER THE LAST 12 MONTHS IS A VERY SUBSTANTIAL 40%.

IN SUMMARY, AS YOU CAN SEE HERE, THE STRONG OPERATING PERFORMANCE IN THE HALF HAS ENABLED THE COMPANY TO FURTHER STRENGTHEN ITS FINANCIAL POSITION.

THESE KEY PERFORMANCE INDICATORS NOT ONLY REPRESENT SOME OF THE BEST RESULTS THAT THE COMPANY HAS EVER RECORDED, BUT ALSO COMPARE FAVOURABLY WITH OUR INTERNATIONAL GAMING PEERS.

TODAY, THE COMPANY IS IN A VERY STRONG OPERATIONAL AND FINANCIAL POSITION AND WE WILL LEVERAGE THIS STRENGTH AS WE DRIVE SHAREHOLDER VALUE THROUGH BOTH BOTTOM LINE RESULTS AND BALANCE SHEET MANAGEMENT.

I WILL NOW HAND BACK TO OUR CEO, PAUL ONEILE, FOR THE SEGMENT REVIEW.

THANK YOU, SIMON.

SIMON AND HIS TEAM HAVE AGAIN MADE A MAJOR CONTRIBUTION TO ARISTOCRAT'S BUSINESS AND I WOULD LIKE TO ACKNOWLEDGE THAT AND CONGRATULATE THEM.

TURNING NOW TO THE SEGMENT REVIEW, I PROPOSE TO FOCUS ON THE COMPANY'S KEY MARKETS, NAMELY AUSTRALIA, NORTH AMERICA AND JAPAN.

I WILL ALSO TOUCH ON OUR OTHER INTERNATIONAL MARKETS IN SUMMARY FORM.

MOVING NOW TO AUSTRALIA.

AS I MENTIONED EARLIER, AUSTRALIAN REVENUE FELL BY JUST OVER 10%, HALF ON HALF.

NOTWITHSTANDING THIS REVENUE DECLINE, SEGMENT PROFIT INCREASED BY 4% TO JUST OVER $39 MILLION. THIS MARGIN IMPROVEMENT REFLECTS THE INCREASING PROPORTION OF PREMIUM PRODUCT SOLD, PARTICULARLY HYPERLINK, AND THE FOCUS ON COST CONTROL AND OPERATING EFFICIENCIES.

WE EXPECT THE AUSTRALIAN MARKET TO REMAIN DIFFICULT, HOWEVER AS THE INSTALLED MACHINES ACROSS THE COUNTRY CONTINUE TO AGE, SO OPPORTUNITIES WILL PRESENT THEMSELVES.

HAVING SAID THIS, AUSTRALIA REMAINS A VERY IMPORTANT MARKET FOR ARISTOCRAT, CONTRIBUTING 29% OF TRADING SEGMENT PROFIT.

OUR PRINCIPAL ACHIEVEMENTS IN AUSTRALIA WERE THE MAINTENANCE OF OUR MARKET SHARE AT JUST OVER 66% AND IMPROVING MARGINS IN AN INCREASINGLY COMPETITIVE ENVIRONMENT.

IN FACT IN NSW WE HAVE MANAGED TO INCREASE OUR MARKET SHARE BY A FURTHER PERCENTAGE POINT TO 71%.

DURING THE HALF WE RELEASED A NUMBER OF GAMES WHICH HAVE PERFORMED VERY WELL. IN MARCH WE LAUNCHED OUR FIRST LICENSED GAME, "ZORRO", ACROSS NEW SOUTH WALES AND IT HAS PERFORMED WELL ABOVE FLOOR AVERAGE IN VIRTUALLY EVERY VENUE IN WHICH IT IS INSTALLED. WE WILL RELEASE "ZORRO" IN VICTORIA LATER THIS YEAR THEN IN THE OTHER STATES AND GLOBALLY NEXT YEAR AS WE OBTAIN REGULATORY APPROVALS.

WE ALSO RELEASED OUR FIRST RECURRING REVENUE GAME IN AUSTRALIA WITH "GOLDEN GOALS". THIS HYPERLINK PRODUCT WAS SOLD ACROSS NEW SOUTH WALES ON THE "STATE WIDE JACKPOT LINK" OPERATED BY TAB LIMITED. AGAIN ITS PERFORMANCE HAS BEEN VERY STRONG.

OUR FIRST MULTI-GAME, MULTI-DENOMINATIONAL PRODUCT, "PLAYERS' CHOICE", WAS ALSO RELEASED AND AGAIN EARLY SIGNS ARE PROMISING.

HOW THEN ARE WE PROTECTING OUR MARKET POSITION AND MOVING FORWARD IN THIS DIFFICULT ENVIRONMENT?

IN MY PRESENTATION ON OUR FULL YEAR RESULTS, I INDICATED THAT THE COMPANY HAD DEVELOPED A NUMBER OF KEY INITIATIVES TO MAINTAIN OR IMPROVE OUR MARKET POSITION.

THE MOST IMPORTANT OF THESE INITIATIVES IS OUR PRODUCT DEVELOPMENT STRATEGY WITH A FOCUS ON PREMIUM PRODUCTS SUCH AS "ZORRO", "PLAYERS' CHOICE" AND A NEW PRODUCT JUST RELEASED CALLED "PICK A BOX". THESE WERE ALL DEVELOPED FOR THE AUSTRALIAN MARKET WITH A VIEW TO THEN RELEASING THEM IN OTHER MARKETS.

WE ARE COMMITTED TO FURTHER DEVELOPING THE RECURRING REVENUE MODEL WHICH WE INITIATED IN THE

FIRST HALF WITH "GOLDEN GOALS". WE HAVE PLANS TO LAUNCH OTHER PRODUCTS UNDER THIS MODEL SHORTLY.

OUR COST REDUCTION STRATEGIES CONTINUE TO PROVE SUCCESSFUL AND REMAIN AN IMPORTANT OBJECTIVE AS WE MAINTAIN OUR FOCUS ON BUSINESS AND COST EFFICIENCIES IN THE AUSTRALIAN BUSINESS.

SO WHAT IS THE OUTLOOK FOR AUSTRALIA?

THE AUSTRALIAN MARKET IS A MATURE ONE AND THE INDUSTRY CANNOT EXPECT MARKET GROWTH. ARISTOCRAT'S AIM IS TO MAINTAIN AND WHERE POSSIBLE ENHANCE MARKET SHARE BY CAPITALISING ON NEW GAMES AND TECHNOLOGY.

THE GREATEST IMPACT ON OUR BUSINESS IS THE ATMOSPHERE OF UNCERTAINITY CREATED BY A MYRIAD OF LEGISLATIVE AND REGULATORY CHANGES, RANGING FROM TAX INCREASES AND SMOKING RESTRICTIONS TO MARKET CAP REDUCTIONS.

IN NSW, THE INDEPENDENT PRICING AND REGULATORY TRIBUNAL (IPART) HANDED DOWN ITS INDUSTRY REVIEW REPORT AND WE ARE NOW OPTIMISTIC THAT THIS WILL CREATE A MORE STABLE ENVIRONMENT FOR ALL PARTICIPANTS IN THE GAMING INDUSTRY.

I FEEL THAT WITH OUR STRONG PRODUCT AND NEW TECHNOLOGY, ARISTOCRAT CAN MAINTAIN OR IMPROVE OUR MARKET SHARE AND WITH CONTINUED IMPLEMENTATION OF COST REDUCTION STRATEGIES, WE CAN FURTHER INCREASE THE PROFITABILITY OF OUR AUSTRALIAN OPERATION.

IN NORTH AMERICA, OUR REVENUE GREW BY NEARLY 25% FROM 120 MILLION AUSTRALIAN DOLLARS TO JUST UNDER 150 MILLION DOLLARS. THIS WAS DRIVEN BY AN INCREASE OF OVER 300% IN RECURRING REVENUE AND BY AN IMPROVEMENT OF ALMOST 60% IN GAME AND PLATFORM SALES.

THE NORTH AMERICAN BUSINESS CONTRIBUTED NEARLY 26% OF OUR TRADING SEGMENT PROFIT FOR THE HALF. PROFIT WAS UP FOURFOLD TO $35 MILLION.

SYSTEMS REVENUE FELL SIGNIFICANTLY COMPARED TO THE PREVIOUS CORRESPONDING PERIOD. HOWEVER THIS WAS IN LINE WITH OUR EXPECTATIONS. TO PUT THIS INTO PERSPECTIVE, SYSTEMS REVENUE COMPRISED 8% OF OUR NORTH AMERICAN REVENUE IN THE FIRST HALF.

OUR RECURRING REVENUE SUCCESS WAS ACHIEVED THROUGH THE POPULARITY OF OUR NEW "MILLIONISER" ONE CENT PROGRESSIVES, WHICH HAVE PERFORMED PARTICULARLY WELL, AND THROUGH THE PERFORMANCE OF THE COMPANY'S OTHER HYPERLINK PRODUCTS SUCH AS "CASH EXPRESS".

SINCE LAUNCHING IN MAY, OUR PENNY PROGRESSIVE GRAND JACKPOT WAS WON TWICE IN LAS VEGAS – EACH JACKPOT BEING ONE MILLION DOLLARS, A SIGNIFICANT MILESTONE FOR THE COMPANY. WHILST I WOULD NOT NORMALLY CELEBRATE PARTING WITH $2 MILLION, IT DOES INDICATE JUST HOW SUCCESSFUL OUR MILLIONISER PRODUCT HAS BEEN FOR US.

THE 58% GROWTH IN GAME AND PLATFORM SALES WAS DRIVEN BY OUR EXPANDED PRODUCT RANGE AND SUCCESSFULLY HAVING MORE PRODUCT APPROVED. WE ALSO LAUNCHED OUR NEW STEPPER MACHINES LATE IN THE HALF WHICH I HAD FLAGGED IN FEBRUARY.

GEOGRAPHICALLY, WE EXPANDED OUR PRESENCE IN CANADA WITH PLACEMENTS IN ALBERTA, BRITISH COLUMBIA, ONTARIO AND SASKATCHEWAN.

SO HOW ARE WE PROPOSING TO CONTINUE TO GROW OUR NORTH AMERICAN BUSINESS?

WE HAVE TO CAPITALISE ON OUR SUCCESS ACHIEVED IN THE FIRST SIX MONTHS.

- WE WILL CONTINUE TO DRIVE OUR PARTICIPATION INSTALLED BASE WITH "MILLIONISER" AND OTHER GAMES.

- WE WILL CONTINUE TO INVEST IN R&D AND EXPAND OUR RANGE OF GAMES APPROVED ACROSS THE NORTH AMERICAN JURISDICTIONS.

- NEW GAMES ARE BEING DEVELOPED TO SUPPORT OUR NEW STEPPER PRODUCT TO COVER THIS IMPORTANT MARKET SEGMENT. STEPPERS COMPRISE APPROXIMATELY 45% OF THE NORTH AMERICAN CLASS III MARKET. OUR NEW STEPPER GAMES "RED CARPET" AND "WILD GAME" RECEIVED KEY REGULATORY APPROVALS IN JULY.

- I AM OPTIMISTIC THAT THE SYSTEMS BUSINESS WILL BEGIN TO RESPOND TO THE TIME, ENERGY AND RESOURCES PUT IN OVER THE PAST SIX MONTHS. WE ARE ALREADY SEEING AN UPLIFT IN DEMAND FOR THE OASIS PRODUCT AND RECENTLY HAD A KEY MODULE CALLED "PERSONAL BANKER" APPROVED IN NEVADA. I EXPECT TO SEE A TURNAROUND IN THIS BUSINESS OVER THE NEXT 12 – 18 MONTHS.

- WE WILL CONTINUE TO PROVIDE SOFTWARE CONTENT TO THE GROWING NORTH AMERICAN VIDEO LOTTERY TERMINAL - OR
  V L T - MARKETS.

- WE ARE CONTINUING TO IMPLEMENT OUR KEY ACCOUNT STRATEGY IN OUR PRINCIPAL NORTH AMERICAN JURISDICTIONS WHERE WE HAVE SUBSTANTIAL SCOPE FOR GROWTH.

THE OUTLOOK FOR OUR NORTH AMERICAN BUSINESS IS POSITIVE.

THE POTENTIAL FOR FURTHER GROWTH IN EXISTING MARKETS IS SIGNIFICANT. NEW MARKETS ARE ALSO EMERGING.

FOR EXAMPLE, TEN SLOT LICENCES ARE TO BE OFFERED IN PENNYSLVANIA IN 2006 AND MORE STATES ARE LIKELY TO FOLLOW.

GAMING IN NATIVE AMERICAN JURISDICTIONS IS GROWING RAPIDLY AND OUR PRODUCTS ARE PROVING SUCCESSFUL IN THESE MARKETS. THIS EXPANSION IS EXPECTED TO CONTINUE.

A RECENTLY RELEASED REPORT INDICATED THAT NATIVE AMERICAN CASINOS GENERATED 16.2 BILLION US DOLLARS IN REVENUE IN 2003, UP 12% ON 2002.

THIS CONTRASTS TO THE 2% GROWTH RATE IN COMMERCIAL CASINO REVENUE OVER THE SAME PERIOD.

WE THEREFORE EXPECT CONTINUING GROWTH IN OUR PARTICIPATION INSTALLED BASE AND OUTRIGHT SALES OF OUR MARK VI PRODUCT ACROSS THIS MARKET.

TURNING NOW TO JAPAN.

REVENUE IN JAPAN IMPROVED BY 81% ON THE CORRESPONDING PERIOD TO JUST OVER $173 MILLION. SEGMENT PROFIT WAS $37.5 MILLION, UP 126%.

AS I SAID EARLIER, THE RESULT WAS DRIVEN BY THE SUCCESS OF OUR "DARUMA NEKO" GAME WHICH WAS RELEASED IN EARLY APRIL AND COMPRISED MOST OF THE 43,000 GAMES SOLD IN THE HALF.

A SIGNIFICANT PART OF OUR SUCCESS IS ONCE AGAIN DUE TO OUR STRONG RELATIONSHIP WITH SAMMY CORPORATION, WITH WHOM WE RENEWED OUR MANUFACTURING ENTRUSTMENT AGREEMENT IN JUNE.

A NEW GAMING REGULATION, REGULATION 5, CAME INTO EFFECT ON THE 1ST OF JULY THIS YEAR BUT IT IS FAR TOO EARLY TO EVALUATE THE IMPACT AT THIS POINT AS NO REGULATION 5 GAMES HAVE BEEN RELEASED.

TURNING TO SOME OF THE INTIATIVES WE ARE CURRENTLY PURSUING AND THE OUTLOOK FOR JAPAN.

DURING THE FIRST HALF, WE CONTINUED TO WORK ON GAME DESIGN.

WE HAVE A NUMBER OF NEW GAMES UNDER DEVELOPMENT INCLUDING THE NEXT GENERATION OF OUR TWO MOST SUCCESSFUL GAMES TO DATE.

THE FIRST OF THESE, "KYOJIN-NO-HOSHI 2", IS SCHEDULED FOR RELEASE IN JAPAN THIS WEEK.

WE ALSO HAVE UNDER DEVELOPMENT OUR FIRST TWO REGULATION 5 COMPLIANT GAMES.

OTHER OPPORTUNITES THAT WE ARE LOOKING AT INCLUDE THE SALE OF OUR GAME CONTENT.

DURING THE FIRST HALF, WE SOLD A SMALL NUMBER OF GAMES TO SAMMY'S AMUSEMENT COMPANY, SEGA, AND WE ARE OPTIMISTIC THAT THIS WILL CONTINUE.

WE ARE ALSO EXAMINING OTHER REVENUE SOURCES IN JAPAN, INCLUDING CONTENT LICENCING.
TURNING TO OUTLOOK, I MUST STRESS THAT WHILE I AM CONFIDENT ABOUT THE FUTURE OF OUR JAPANESE BUSINESS OVER THE MEDIUM TO LONG TERM, RESULTS FROM REPORTING PERIOD TO REPORTING PERIOD ARE SUBJECT TO FLUCTUATION GIVEN THE VOLATILE NATURE OF THIS MARKET.

JAPAN IS A HIGHLY COMPETITIVE MARKETPLACE AND OUR SUCCESS IS DEPENDENT NOT ONLY ON OUR OWN GAMES BUT THE TIMING AND SUCCESS OF OUR COMPETITORS' GAMES.

FURTHER, OUR SUCCESS WILL ALSO BE DEPENDENT UPON HOW WELL THE TRANSITION TO REGULATION 5 GAMES GOES.

WE HAVE SIX PRE-APPROVED REGULATION 4 COMPLIANT GAMES WHICH WE WILL RELEASE INTO THE MARKETPLACE OVER THE NEXT 1 - 2 YEARS AND OF COURSE WE WILL BE RELEASING OUR REGULATION 5 GAMES.

THERE IS ALSO THE POSSIBILITY THAT THE JAPANESE GOVERNMENT WILL CONDUCT A CASINO TRIAL, PROBABLY COMMENCING IN 2007.

GIVEN THE VOLATILE NATURE OF THE JAPANESE MARKET I STRESS AGAIN THAT OUR SUCCESS TO DATE DOES NOT GUARANTEE OUR SUCCESS GOING FORWARD. HOWEVER, I AM CONFIDENT THAT WE HAVE SOUND PLANS IN PLACE TO ENSURE THAT THE JAPANESE BUSINESS REMAINS A SIGNIFICANT CONTRIBUTOR TO THE GROUP'S OVERALL RESULT.

TURNING NOW TO OTHER MARKETS WHICH COMPRISE NEW ZEALAND, EUROPE, SOUTH AFRICA, ASIA PACIFIC AND SOUTH AMERICA.

IN TOTAL THEY CONTRIBUTED REVENUE OF $70 MILLION, AROUND 13% OF THE COMPANY'S REVENUE.

NEW ZEALAND REVENUE WAS DOWN 46% PRINCIPALLY AS A RESULT OF DELAYS IN REGULATORY APPROVALS AND NEW LEGISLATION.

EUROPEAN GROWTH CONTINUED WITH SIGNIFICANT SALES INTO RUSSIA.

SOUTH AFRICA RECORDED REVENUE GROWTH DESPITE SLOWER THAN EXPECTED GROWTH IN THE NEW LIMITED PAYOUT MARKET.

OUR ASIA PACIFIC BUSINESS GREW WITH STRONG SALES IN THE PHILIPPINES.

IN SOUTH AMERICA, REVENUE IMPROVED, HALF ON HALF, HOWEVER, AS SIMON NOTED EARLIER, THE SOUTH AMERICAN RESULT BENEFITTED FROM THE RECOGNITION OF REVENUE ON LEGACY CONTRACTS AS CASH WAS COLLECTED. NEW SALES TO THE REGION MADE A MODEST OVERALL CONTRIBUTION AND WE WILL CONTINUE TO OPERATE A LOW RISK MODEL IN THIS REGION.

GOING FORWARD, IN ASIA WE ARE VERY PLEASED WITH THE PERFORMANCE OF OUR PRODUCTS IN THE MACAU MARKET AND WE ARE CURRENTLY IN NEGOTIATIONS WITH A NUMBER OF OPERATORS THERE.

THERE ARE INDICATIONS THAT SINGAPORE AND THAILAND ARE CONSIDERING EXPANSION OF GAMING TO INCLUDE CASINOS.

IN EUROPE, WE ARE CLOSELY MONITORING DEVELOPMENTS IN THE UK MARKET WHICH, AT THIS TIME, IS EXPECTED TO OPEN SOMETIME IN 2005/06.

A NUMBER OF MACHINES HAVE ALREADY BEEN PLACED ON TRIAL IN SEVERAL UK CASINOS.

WE ARE CONTINUING TO FOCUS ON GAME SOFTWARE SALES – PARTICULARLY TO THE VIDEO LOTTERY MARKETS.

WE EXPECT TO BE PLACING THE FIRST OF OUR GAMES ON THE NORSK TIPPING VLT NETWORK IN NORWAY IN 2005 IN LINE WITH OUR AGREEMENT WITH TATTERSALLS, WHICH WAS ANNOUNCED IN FEBRUARY.

WE WILL CONTINUE TO DEVELOP GAMES TAILORED TO LOCAL TASTES.

OVER THE PAST FEW MONTHS WE HAVE ESTABLISHED A BUSINESS DEVELOPMENT FUNCTION, WITH RESOURCES IN KEY LOCATIONS AROUND THE WORLD TO ENSURE THAT WE ARE PRO-ACTIVELY IDENTIFYING AND DEVELOPING OPPORTUNITIES AS THEY EMERGE.

I WOULD NOW LIKE TO MOVE ON AND COMMENT ON THE FULL YEAR OUTLOOK THAT WE ANNOUNCED THIS MORNING.

ON THE BASIS OF THE RECORD FIRST HALF RESULT, AND THE MOMENTUM WHICH WE HAVE SEEN CONTINUE INTO JULY, WE TODAY ANNOUNCED THAT ARISTOCRAT EXPECTS TO REPORT A PROFIT AFTER TAX FOR THE FULL YEAR IN THE RANGE OF $115 TO $135 MILLION.

THE DELIVERY OF A RESULT IN THIS RANGE IS CONDITIONAL ON A NUMBER OF OPERATIONAL VARIABLES INCLUDING:

- VOLATILITY OF THE JAPANESE MARKET AND THE UPTAKE OF NEW PRODUCTS TO BE RELEASED INTO THAT MARKET. IN PARTICULAR I MENTIONED EARLIER THE LAUNCH OF "KYOJIN-NO-HOSHI 2".
- PRODUCT APPROVALS IN A NUMBER OF JURISDICTIONS WHICH CAN HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS AS THEY ESSENTIALLY DETERMINE THE PRODUCT RANGE WE ARE ABLE TO OFFER OUR CUSTOMERS
- MAINTENANCE OF CURRENT PRODUCT PERFORMANCE IN NORTH AMERICA WHICH HAS BEEN EXCEPTIONAL OVER THE LAST SIX MONTHS.
- IMPROVING SYSTEMS SALES IN THE NORTH AMERICAN MARKET.

I WOULD NOW LIKE TO SUMMARISE OUR CURRENT BUSINESS OBJECTIVES.

WE INTEND TO IMPROVE OUR MARKET LEADERSHIP AND PROFITABILITY IN AUSTRALIA AND NEW ZEALAND NOTWITH STANDING THE DIFFICULT TRADING CONDITIONS IN BOTH COUNTRIES.

WE PLAN TO CAPITALISE ON OUR PRODUCT PERFORMANCE AND MOMENTUM IN THE NORTH AMERICAN MARKET, INCLUDING FURTHER GROWING OUR PARTICIPATION REVENUE BASE AND BUILDING ON THE ENHANCEMENTS WE HAVE MADE TO THE OASIS SYSTEMS PRODUCT OVER THE LAST 6 MONTHS.

THE COMPANY WILL LEVERAGE OFF OUR PAST SUCCESS IN JAPAN BY DEVELOPING NEW AND EXCITING GAMES FOR THIS MARKET.

FINANCIAL CONTROLS, RISK MANAGEMENT AND GOVERNANCE ARE CRITICAL FACTORS FOR OUR BUSINESS. I OUTLINED BACK IN FEBRUARY SOME OF THE INITIATIVES WE HAVE IMPLEMENTED IN THIS AREA AND THE BOARD, THE EXECUTIVE MANAGEMENT TEAM AND MYSELF ARE ABSOLUTELY COMMITTED TO CONTINUING THAT PROGRAMME. WE ARE ALSO COMMITTED TO REBUILDING CONFIDENCE IN THE COMPANY AND I TRUST TODAY HAS BEEN ANOTHER STEP FORWARD IN THE PROCESS.

IN DRIVING SHAREHOLDER VALUE WE RECOGNISE THAT NOT ONLY DO WE NEED TO GROW REVENUES BUT WE ALSO NEED TO FOCUS ON ENSURING THAT WE HAVE THE MOST EFFICIENT BUSINESS PROCESSES AND COST STRUCTURES IN PLACE. ONGOING REVIEWS ARE INTEGRAL TO THE WAY WE OPERATE.

ONE SPECIFIC INITIATIVE IS THE CLOSURE OF ONE OF OUR FOUR MANUFACTURING PLANTS AT ROSEBERY WHICH WILL BE COMPLETED BY THE END OF THIS YEAR. THIS IS PART OF OUR INITIATIVE TO REDUCE COMPLEXITY IN OUR MANUFACTURING AND GLOBAL SUPPLY CHAIN.

WE ARE WELL PLACED TO TAKE ADVANTAGE OF OPPORTUNITES OPENING UP AROUND THE WORLD. OUR PARTICULAR FOCUS AT THIS TIME IS EUROPE AND ASIA. WE HAVE ALREADY ESTABLISHED BUSINESS DEVELOPMENT RESOURCES FOCUSED ON THESE MARKETS AND HAVE BUILT RELATIONSHIPS WITH KEY PLAYERS. IN THE UK WE HAVE AN ESTABLISHED OFFICE ON THE GROUND, WE HAVE RECENTLY APPOINTED A NEW REGIONAL HEAD AND WE ARE CURRENTLY INVESTING IN THE BUSINESS INFRASTRUCTURE THERE.

WE RECOGNISE THE IMPORTANCE OF OUR R&D CAPABILITES AND WILL COMMIT THE APPROPRIATE RESOURCES TO ENSURE THAT ARISTOCRAT LEADS THE WORLD IN THE DEVELOPMENT OF VIDEO GAMING SOFTWARE. AT THE SAME TIME WE WILL BE LOOKING CLOSELY AT OUR R&D AND PRODUCT DEVELOPMENT PROCESSES TO SEE HOW WE CAN GET THE BEST POSSIBLE RETURN FOR THIS INVESTMENT. WE MUST ENSURE THAT WE HAVE THE RESOURCES IN PLACE TO

REMAIN AT THE CUTTING EDGE OF TECHNOLOGICAL DEVELOPMENT.

I ALSO WANT TO CONTINUE THE PROCESS OF CULTURAL CHANGE WITHIN ARISTOCRAT TO ENSURE THAT EVERYONE IN THE COMPANY STRIVES TO MAXIMISE THE RETURNS FOR ALL STAKEHOLDERS.

IN CONCLUSION.

I WOULD LIKE TO SUMMARISE THE MAJOR POINTS WE HAVE COVERED THIS MORNING BEFORE WE MOVE INTO QUESTIONS.

REVENUE WAS UP ALMOST 34% TO OVER $525 MILLION ON THE PRIOR REPORTED FIGURE.

OUR RESULT FOR THE FIRST HALF OF 2004 IS A PROFIT AFTER TAX OF $63.3 MILLION, A RECORD RESULT FOR ANY HALF.

OUR INTERNATIONAL BUSINESSES GREW STRONGLY WHILE WE MAINTAINED OUR MARKET SHARES IN AUSTRALIA AND NEW ZEALAND.

OUR STRONG CASH FLOW DEMONSTRATES THE STRENGTH OF THE UNDERLYING BUSINESS AND ENABLED US TO BECOME VIRTUALLY DEBT FREE AT 30 JUNE.

TODAY THE BOARD APPROVED AN INTERIM DIVIDEND OF 4 CENTS PER SHARE AND AN ON-MARKET SHARE BUYBACK OF UP TO $100 MILLION.

I AM CONFIDENT THAT THE COMPANY RETAINS SUFFICIENT FINANCIAL FLEXIBILITY TO FUND THE OPERATIONAL AND STRATEGIC DEMANDS OF THE BUSINESS GOING FORWARD.

WE EXPECT THE COMPANY TO REPORT A FULL YEAR PROFIT AFTER TAX IN THE RANGE OF $115 - $135 MILLION. THIS GUIDANCE IS SUBJECT TO A NUMBER OF KEY VARIABLES AS I MENTIONED EARLIER.

WE ARE CONTINUALLY LOOKING AT METHODS BY WHICH WE CAN IMPROVE CONTROLS AND RISK MANAGEMENT GENERALLY.

OUR FIRST HALF RESULTS CONTINUE TO DEMONSTRATE THAT ARISTOCRAT'S PRODUCTS AND TECHNOLOGY ARE WORLD CLASS, PROVIDING AN EXCEPTIONAL LEVEL OF ENTERTAINMENT TO PLAYERS. WE INTEND TO LEVERAGE THESE COMPETITIVE ADVANTAGES TO MAXIMISE THE COMPANY'S GLOBAL OPPORTUNITIES

FINALLY, BUT MOST IMPORTANTLY, THESE RESULTS WOULD NOT HAVE BEEN ACHIEVED HAD IT NOT BEEN FOR THE LOYALTY, DEDICATION AND EXPERTISE OF OUR STAFF AND THE LOYALTY AND GOODWILL OF OUR CUSTOMERS.

AS A TEAM WE ARE WELL POSITIONED TO EXPLOIT THE OPPORTUNITIES AS THEY ARE EMERGING IN OUR BUSINESS AROUND THE WORLD AND WE REMAIN TOTALLY FOCUSED ON DRIVING SHAREHOLDER VALUE.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, PLEASE NOTE AGAIN THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM.

WE WILL ALSO BE TAKING QUESTIONS FROM PARTICIPANTS IN THE WEBCAST AND TELECONFERENCE AND THEREFORE WOULD ASK YOU TO BE PATIENT DURING THIS PROCESS.

PLEASE INDICATE TO OUR USHERS THAT YOU WOULD LIKE TO ASK A QUESTION, WAIT FOR A MICROPHONE AND INDICATE WHETHER THE QUESTION IS DIRECTED TO SIMON OR MYSELF.

IT WOULD BE OF ASSISTANCE IF YOU WOULD STATE YOUR FULL NAME AND WHO YOU REPRESENT BEFORE ASKING YOUR QUESTION.

ONCE AGAIN THANK YOU FOR YOUR ATTENDANCE. SIMON AND I WOULD BE HAPPY TO ANSWER ANY QUESTIONS.



IMF (Australia) Ltd

Perth
Sydney
Melbourne

FACSIMILE

TO:	ASX
ATTENTION:	The Company Announcements Platform
FAX NO:	1900 999 279
FROM:	Hugh McLernon
SUBJECT:	Aristocrat Class Action
DATE:	25th August 2004
NO OF PAGES (inc this one)	2

1. Our Company Number is 589722
2. Please find attached announcement.


AUSTRALIAN STOCK EXCHANGE

Yours faithfully



Hugh McLernon
Managing Director

IMF (AUSTRALIA) LTD

ACN 067 298 088

Level 4, 37 St Georges' Terrace, Perth,
Western Australia 6000
Phone: (08) 9225 2300 Fax: (082) 9225 2399

RELEASE TO AUSTRALIAN STOCK EXCHANGE ("ASX")

WEDNESDAY, 25 AUGUST 2004

ARISTOCRAT CLASS ACTION

1. Aristocrat Leisure Limited ("Aristocrat") today released its 6 monthly results to 30 June 2004.

2. During the course of commentary upon those results the Chief Executive Officer of Aristocrat Mr Oneile "assumed" that the rising share price of Aristocrat had or would reduce the damages being claimed against Aristocrat in the class action currently being conducted in the Federal Court of Australia.

3. A rising share price will only affect the claims of those parties who had not already sold their shares prior to the issue of those proceedings.

4. The claims by parties who had already sold their shares at the time of the issue of the proceedings remains in excess of $115 million.

5. There is therefore no material effect on the quantum of the claim by virtue of the rising share price of Aristocrat.



....
Hugh McLernon
Managing Director



ANNOUNCEMENT REGARDING COMMENTARY IN THE MEDIA AND STATEMENT MADE BY IMF

On Tuesday, 24 August 2004, Aristocrat Leisure Limited (ASX:ALL) released its 6 monthly results to 30 June 2004.

When commenting on those results, the Chief Executive Officer of Aristocrat, Mr Paul Oneile, was asked by *The Australian Financial Review*(AFR) to comment on "what the impact of the strong price rise in the share price might have on the class action." Mr Oneile responded by saying:

> "The share price in recent weeks has been above the share price prior to the period to which the class action refers so therefore we would assume that a number of possible members of the class would have now been eliminated."

Mr Oneile's remarks were commented on by the AFR which stated in the Rear Window section of the paper that Mr Oneile had "hinted that it [the class action] may not have too many legs..." This characterisation of Mr Oneile's remarks is totally inaccurate.

Maurice Blackburn Cashman Pty Ltd (*MBC*), the company acting for the Applicant and other class members in the proceedings has, in public statements, characterised Mr Oneile's remarks quoted above as remarks concerning the merits and materiality of the proceedings. This characterisation is also totally inaccurate. MBC has also alleged that Mr Oneile's remarks were misleading. Aristocrat denies this allegation.

On 25 August 2004, IMF (Australia) Ltd (*IMF*) issued a statement to the Australian Stock Exchange concerning the class action proceedings. IMF is providing funding to the Applicant in the proceedings. This announcement also characterised Mr Oneile's remarks inaccurately.

Contrary to the impression conveyed by the AFR in the Rear Window column and the statements made by MBC and IMF, Mr Oneile did not make any comment on the merits or likely outcome of the class action proceedings or the materiality of the proceedings.

This announcement has been issued to correct any misleading impression created by the reportage published in the AFR and the statements made by MBC and IMF.

MBC has informed Aristocrat that it values the claims by class members as being in excess of $100 million. Similar assessments by MBC have been reported in the past and have been reported in today's press.

Although it has been informed of MBC's estimate, Aristocrat does not have sufficient information concerning the composition of the class to determine whether MBC's estimate is realistic or to make any meaningful assessment of the claims against it. Aristocrat has asked MBC to provide particulars of the class, but MBC has refused to do so.

August 26, 2004
Sydney, Australia
Enquiries: Margot McKay on 0412132769

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,835,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,155,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 27 August, 2004
(Company Secretary)

Print name: Bruce J Yahl

== == == == ==

Annexure A to Appendix 3B 27 August, 2004	
Number & Class of Securities	(a) 60,000 ordinary shares; (b) 20,000 ordinary shares; (c) 20,000 ordinary shares; (d) 10,000 ordinary shares; (e) 20,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $3.3725 per share; (b) $3.9125 per share; (c) $3.9125 per share; (d) $3.9125 per share; (e) $3.9125 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 25 August, 2004; (b) 25 August, 2004; (c) 27 August, 2004 (d) 27 August, 2004; (e) 27 August, 2004.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Aristocrat Leisure Limited

ACN/ARSN

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and related companies - Refer Annexure A)

ACN/ARSN (if applicable): 008 439 596

The holder became a substantial holder on 25/08/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	24610098	24610098	5.16%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure B		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure B			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure C				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related corporations

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure B

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 27 / 08 / 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure A of 4 pages
referred to in the Form 603 Notice
of Initial Substantia. Holder signed
by me and dated 27 August 2004

Name: Steve Rouvray

Capacity: Company Secretary

Signature 

Dated: 27 August 2004

The address for each company listed below is 347 Kent Street, Sydney, NSW, unless otherwise stated.

COMPANY NAME	ACN
52 PHILLIP STREET PTY LTD	000 197 455
ABIFORM PTY LIMITED	003 981 771
ACT DIRECT INVESTMENT PTY LIMITED	003 318 330
ADVISOR INVESTMENT SERVICES LIMITED	009 585 255
AHL INSURANCE BROKERS PTY LTD	007 698 062
AMFAS PTY LIMITED	005 720 427
ANZ GENERAL INSURANCE PTY LIMITED	072 892 365
ANZ INSAGE PTY LIMITED	099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED	008 425 652
ANZ MANAGED INVESTMENTS LIMITED	004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED	004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	008 947 840
ARMSTRONG JONES PTY LTD	008 781 511
ATHELAS PTY LIMITED	008 638 622
AUSTBROKERS CENTRAL COAST PTY LIMITED	103193 406
AUSTBROKERS HOLDINGS LIMITED	000 000 715
AUSTBROKERS INVESTMENTS PTY LIMITED	075 777 669
AUSTBROKERS PTY LIMITED	005 641 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED	005 757 817
AUSTRALIAN BUS AND COACH UNDERWRITING AGENTS PTY LTD	006 090 464

COMPANY NAME	ACN
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED	003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED	006 007 334
AUSTSERVICES PTY LIMITED	059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED	003 318 312
BLEAKLEYS LIMITED	002 102 356
C E McDONALD PTY LTD	001 584 603
COVERFORCE PTY LIMITED	067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	005 752 910
DE RUN SECURITIES PTY LTD	084 086 984
DENARVAL PTY LTD	061 968 090
DOMAIN DEVELOPMENT PTY LIMITED	010 689 737
FINANCIAL FACTS PTY LTD	006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED	003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED	000 895 269
FINSURA INSURANCE MANAGEMENT SERVICES PTY LTD	003 315 651
HEINE ADMINISTRATION SERVICES PTY LIMITED	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	072 656 798
HEINE COMPUTER SERVICES PTY LTD	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	061 851 983
HEINE MANAGEMENT PTY LIMITED	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	006 874 639
HEINE SECURITIES PTY LIMITED	072 656 752
INDUSTRY RETIREMENT PTY LIMITED	004 585 086
ING ADMINISTRATION PTY LIMITED	008 947 831
ING AUSTRALIA HOLDINGS LIMITED	008 459 596
ING AUSTRALIA LIMITED	000 000 779
ING BANK (AUSTRALIA) LIMITED	000 893 292
ING BANK NV	

COMPANY NAME	ACN
ING CORPORATE SERVICES PTY LIMITED	008 646 277
ING CUSTODIANS PTY LIMITED	008 508 496
ING FUNDS MANAGEMENT LIMITED	003 002 800
ING GROEP NV and each of its subsidiaries and controlled entities including the following companies:	
ING INDUSTRIAL CUSTODIAN PTY LTD	081 823 743
ING INSURANCE INTERNATIONAL BV	
ING INVESTMENT MANAGEMENT LIMITED	003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED	099 145 552
ING LIFE HOLDINGS LIMITED	099 127 321
ING LIFE LIMITED	009 657 176
ING MANAGEMENT LIMITED	006 065 032
ING OFFICE CUSTODIAN PTY LTD	090 814 645
ING PRIVATE CAPITAL PTY LIMITED	009 206 857
ING VERZEKERGINGEN NV	
INSURANCE BROKER HOTLINE PTY LTD	076 731 514
INTEGRATED NETWORKS PTY LIMITED	003 319 319
LYNX FINANCIAL SERVICES PTY LTD	004 937 704
M & F AGENCIES PTY LTD	003 568 849
M.A.F.G. PTY LIMITED	000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED	000 006 057
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED	001 160 809
MML PROPERTIES PTY LIMITED	005 403 841
NAGATA PTY LTD	003 337 451
NNA PTY LIMITED	061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED	006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED	009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED	000 574 970
PARTNERSHIP PLANNING LIMITED	009 554 189
POSTBANK AUSTRALIA PTY LIMITED	008 647 185
PROSAFE INVESTMENTS PTY LIMITED	000 585 491

COMPANY NAME	ACN
RETIREINVEST (NO. 2) PTY LIMITED	006 181 746
RETIREINVEST BRISBANE CITY PTY LIMITED	100 304 354
RETIREINVEST NOWRA PTY LIMITED	102 585 053
RETIREINVEST PTY LIMITED	001 774 125
RETIREINVEST SUBIACO PTY LIMITED	102 415 814
RI ROCKHAMPTON & GLADSTONE PTY LIMITED	104 125 895
SGP INSURANCE BROKERS PTY LTD	000 613 221
SUPER CONCEPTS PTY LTD	007 437 907
SUPER SOLUTIONS PTY LTD	002 966 341
SWING HIGH INVESTMENTS PTY LIMITED	009 131 088
TANDEM FINANCIAL ADVICE LIMITED	006 226 777
TRENORTH PTY LIMITED	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED	004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED	098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED	082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED	079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD	008 987 675
WISE FINANCIAL SERVICES PTY LTD	003 608 268
WUIB PTY LTD	009 259 143

ANNEXURE "B"

HOLDER OF RELEVANT INTEREST	NATURE OF RELEVANT INTEREST	REGISTERED HOLDER OF SHARES	PERSON ENTITLED TO BE REGISTERED AS HOLDER	NUMBER OF ORDINARY SHARES	ASSOCIATION WITH SUBSTANTIAL SHAREHOLDER
INGIM	Investment Manager	Cogent Nominees Pty Limited Custodian for Workers Compensation	N/A	1,290,128	Related Company
ANZ	Investment Manager	ANZ Nominees Limited	N/A	10,448,122	Related Company
ANZ	Investment Manager	ANZ Nominees Limited LFG Holdings Pty Ltd	N/A	0	Related Company
ANZ	Investment Manager	ANZ Nominees Limited Suefali Pty Ltd	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Tax Effective Income Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Active Growth Trust	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Imputation Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Resources Opportunity Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Growth Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sustainable Investment Wholesale Australia Share Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Australia Share Fund	N/A	4,796,344	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Property Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Pool	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Pool	N/A	1,657,661	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Qantas Staff Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	N/A	808,339	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Forsyth Foundation Fund	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Sydney Diocesan Superannuation Fund	N/A	0	Related Company
INGNZAJ	Investment Manager	Premier as Custodian for AJNZ	N/A	96,225	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for AM Investment Trust	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Fiji National	N/A	218,539	Related Company
INGIM	Investment Manager	National Australia Bank for Alcoa Retirement Plan	N/A	0	Related Company

INGFM	Investment Manager	Chase Manhattan Bank Custodian for Price Credit Fund	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Cash Fund 4	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Australia Share 5	N/A	650,849	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Property Fund 5	N/A	0	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited Commonwealth Fixed Interest Fund 7	N/A	0	Related Company
ANZMI	Investment Manager	ANZ Managed Investments Limited	N/A	3,569,119	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Balanced Growth	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Imputation	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Income +	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services for SI Property	N/A	0	Related Company
INGIM	Investment Manager	RBC Global Services Australia Nominees Pty Ltd for Navigator Australia Limited	N/A	89,488	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Qantas Property Fund	N/A	0	Related Company
INGIM	Investment Manager	ANZ Nominees Limited Custodian for Indigenous Land Corporation	N/A	43,015	Related Company
INGIM	Investment Manager	Cogent Nominees Pty Limited Custodian for AMP Capital	N/A	945,273	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
				24,610,098	

INGIM	INGIM
INGIM	ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited) Level 13, 347 Kent Street, Sydney NSW 2001
ANZ Nominees	ANZ Nominees Limited GPO Box 2842AA Melbourne VIC 3001
INGFM	ING Funds Management (Formerly Mercantile Mutual Funds Level 13, 347 Kent Street, Sydney NSW 2001 Management Limited)
AMP	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225
Citibank	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001
Chase	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001
ANZ	ANZ Custodian Services PO Box 2842AA Melbourne VIC 3001
AJ New Zealand	Premier Nominees Limited No. 1 Account C/- Armstrong Jones (New Zealand) Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand
CBA Custodial	CBA Custodial Services

Services	C/- Commonwealth Custodial Services Pty Ltd PO Box 4122 Sydney NSW 2001
National Nominees	National Nominees Limited Level 5 South 271 Collins Street Melbourne VIC 3000
Permanent Trustee	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited GPO Box 4270 Sydney NSW 2001
ANZ Managed Investments Limited	ANZ Managed Investments Limited C/- ANZ Nominees GPO Box 2842AA, Melbourne VIC 3001
RBC Global Services	RBC Global Services Australia Nominees Pty Ltd GPO Box 5430 Sydney NSW 2000

This is the annexure marked "B" of 4 pages referred to in Form 603 Initial substantial shareholder signed by me on: 27.08.04



S.S. Rouvray
Secretary



ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
INGIM	8/07/2004	7629	38934.15
INGIM	12/07/2004	5092	25584.65
INGIM	13/07/2004	9808	49140.53
INGIM	16/07/2004	252	1294.14
INGIM	20/07/2004	488	2564.18
INGIM	21/07/2004	1612	8537.52
INGIM	3/08/2004	2100	10837.17
INGIM	6/08/2004	4200	23521.08
INGIM	17/08/2004	1200	6607.04
INGIM	19/08/2004	3000	16884.94
INGIM	24/08/2004	3600	22800.81
INGIM	25/08/2004	4034	26911.41
INGIM	8/07/2004	166134	847855
INGIM	12/07/2004	140194	704401.82
INGIM	14/07/2004	30701	157452.91
INGIM	16/07/2004	164160	843044.7
INGIM	20/07/2004	9684	50884.09
INGIM	21/07/2004	32016	169564.26
INGIM	30/07/2004	9567	49217.66
INGIM	3/08/2004	18066	93230.63
INGIM	3/08/2004	196	1009.4
INGIM	3/08/2004	12648	65270.73
INGIM	4/08/2004	7750	39774.55
INGIM	5/08/2004	11473	61482.24
INGIM	6/08/2004	44400	248651.42
INGIM	19/08/2004	29262	164695.74
INGIM	19/08/2004	10015	56588.35
INGIM	20/08/2004	6549	36971.39
INGIM	24/08/2004	161700	1024136.2
INGIM	25/08/2004	90758	605460.04
ANZ	8/07/2004	41604	212323.54
ANZ	12/07/2004	37054	186177.05
ANZ	13/07/2004	2810	14078.8
ANZ	16/07/2004	45900	235719.74
ANZ	20/07/2004	3623	19036.88
ANZ	21/07/2004	11977	63433.01
ANZ	3/08/2004	3808	19651.4
ANZ	3/08/2004	41	211.15
ANZ	3/08/2004	5000	25802.79
ANZ	4/08/2004	4051	20790.55
ANZ	6/08/2004	21300	119285.47
ANZ	19/08/2004	10500	59097.3
ANZ	24/08/2004	29100	184305.52
ANZ	25/08/2004	16999	113402.84
ANZ	8/07/2004	155327	792702.12
ANZ	12/07/2004	138284	694805.07
ANZ	13/07/2004	10537	52793
ANZ	14/07/2004	27210	139548.99
ANZ	16/07/2004	148252	761349.07

ANZ	20/07/2004	12610	66258.62
ANZ	21/07/2004	41690	220800.05
ANZ	30/07/2004	7788	40065.56
ANZ	3/08/2004	14708	75901.48
ANZ	3/08/2004	159	818.85
ANZ	3/08/2004	10295	53127.94
ANZ	4/08/2004	7700	39517.93
ANZ	5/08/2004	7950	42602.96
ANZ	6/08/2004	80700	451940.74
ANZ	19/08/2004	18500	104123.81
ANZ	19/08/2004	5977	33772.2
ANZ	20/08/2004	3909	22067.67
ANZ	24/08/2004	118800	752426.59
ANZ	25/08/2004	63386	422857.38
ANZ	8/07/2004	1505095	7681153.01
ANZ	12/07/2004	1300897	6536329.81
ANZ	13/07/2004	118999	596214.74
ANZ	14/07/2004	255917	1312493.91
ANZ	15/07/2004	399375	2063959.09
ANZ	16/07/2004	15807	80706.52
ANZ	16/07/2004	1056943	5427937.39
ANZ	20/07/2004	94819	498221.65
ANZ	21/07/2004	313481	1660269.07
ANZ	30/07/2004	65716	338077.58
ANZ	2/08/2004	12595	64910.14
ANZ	3/08/2004	126173	651123.02
ANZ	3/08/2004	1363	7019.45
ANZ	3/08/2004	70000	361239.02
ANZ	4/08/2004	39884	204692.64
ANZ	5/08/2004	94369	505710.56
ANZ	6/08/2004	104800	586906.93
ANZ	6/08/2004	184800	1037001.5
ANZ	9/08/2004	206734	1136074.12
ANZ	10/08/2004	277066	1549558.57
ANZ	19/08/2004	156342	879941.94
ANZ	19/08/2004	50124	283218.62
ANZ	20/08/2004	32781	185060.19
ANZ	24/08/2004	269137	1704594.59
ANZ	25/08/2004	1085637	7242444.97
ANZ	8/07/2004	284165	1450219.21
ANZ	12/07/2004	253265	1272524.69
ANZ	13/07/2004	22460	112530.21
ANZ	14/07/2004	48302	247721.26
ANZ	16/07/2004	260074	1335611.65
ANZ	20/07/2004	21249	111651.8
ANZ	21/07/2004	70251	372065.81
ANZ	30/07/2004	12739	65536.1
ANZ	2/08/2004	2441	12580.05
ANZ	3/08/2004	24252	125153.84
ANZ	3/08/2004	262	1349.3
ANZ	3/08/2004	14000	72247.8
ANZ	4/08/2004	8000	41057.6
ANZ	5/08/2004	17806	95419.92
ANZ	6/08/2004	82000	459221.07
ANZ	6/08/2004	63800	358012.42
ANZ	19/08/2004	30393	171061.35

ANZ	19/08/2004	10402	58775.04
ANZ	20/08/2004	6804	38410.96
ANZ	24/08/2004	137400	870230.76
ANZ	25/08/2004	129654	864941.01
INGIM	8/07/2004	140493	716997.68
INGIM	13/07/2004	5877	29445.24
INGIM	16/07/2004	197500	1014262.49
INGIM	20/07/2004	13167	69185.34
INGIM	21/07/2004	43533	230561
INGIM	23/07/2004	62100	325904.31
INGIM	30/07/2004	6682	34375.71
INGIM	3/08/2004	12058	62226
INGIM	3/08/2004	130	669.5
INGIM	3/08/2004	10000	51605.57
INGIM	4/08/2004	7650	39261.33
INGIM	5/08/2004	5180	27758.9
INGIM	6/08/2004	77100	431779.81
INGIM	17/08/2004	12300	67722.13
INGIM	19/08/2004	30535	171860.58
INGIM	19/08/2004	10450	59046.26
INGIM	20/08/2004	6834	38580.31
INGIM	24/08/2004	85500	541519.14
INGIM	25/08/2004	81250	542030.76
INGIM	12/07/2004	56345	283090.15
INGIM	13/07/2004	5176	25931.76
INGIM	16/07/2004	56690	291117.32
INGIM	20/07/2004	4598	24158.75
INGIM	21/07/2004	16202	80509.35
INGIM	3/08/2004	9900	51086.97
INGIM	6/08/2004	20100	112559.55
INGIM	19/08/2004	18000	101304.6
INGIM	24/08/2004	13800	87398.73
INGIM	25/08/2004	18728	124931.02
INGIM	8/07/2004	116689	595515.38
INGIM	12/07/2004	98365	494232.88
INGIM	13/07/2004	7824	39200.19
INGIM	14/07/2004	20205	103623.2
INGIM	16/07/2004	109554	562615.25
INGIM	20/07/2004	6758	35509.56
INGIM	21/07/2004	22342	118328.48
INGIM	30/07/2004	6634	34128.78
INGIM	3/08/2004	11936	61596.41
INGIM	3/08/2004	129	664.35
INGIM	3/08/2004	10000	51605.57
INGIM	4/08/2004	7600	39004.72
INGIM	5/08/2004	5101	27335.56
INGIM	6/08/2004	29100	162967.48
INGIM	19/08/2004	20074	112982.78
INGIM	19/08/2004	6870	38817.98
INGIM	20/08/2004	4493	25364.55
INGIM	24/08/2004	103500	655523.17
INGIM	25/08/2004	63675	424785.33
INGIM	8/07/2004	19283	98409.65
INGIM	13/07/2004	19800	99202.95
INGIM	16/07/2004	7057	36241.27
INGIM	6/08/2004	11400	63842.92

INGIM	17/08/2004	4800	26428.15
INGIM	19/08/2004	6600	37146.87
INGIM	24/08/2004	9600	60802.15
INGIM	25/08/2004	10949	73042.4
INGIM	8/07/2004	230341	1175472.96
INGIM	12/07/2004	199403	1001846.21
INGIM	13/07/2004	14198	71131.98
INGIM	14/07/2004	38800	198979.44
INGIM	16/07/2004	215401	1106137.99
INGIM	20/07/2004	12889	67721.22
INGIM	21/07/2004	42611	225666.61
INGIM	30/07/2004	11826	60836.11
INGIM	2/08/2004	2267	11682.73
INGIM	3/08/2004	21517	111034.18
INGIM	3/08/2004	232	1194.8
INGIM	3/08/2004	15062	77724.44
INGIM	4/08/2004	7800	40029.16
INGIM	5/08/2004	15096	80893.36
INGIM	6/08/2004	81000	453598.19
INGIM	6/08/2004	43500	244087.2
INGIM	19/08/2004	31000	174469.04
INGIM	19/08/2004	12138	68580.64
INGIM	20/08/2004	7938	44810.54
INGIM	24/08/2004	178200	1128583.58
INGIM	25/08/2004	108910	726518.47
INGFM	8/07/2004	903848	4612734.62
INGFM	12/07/2004	781378	3926017.44
INGFM	13/07/2004	72138	361429.41
INGFM	14/07/2004	155139	795644.65
INGFM	15/07/2004	242104	1251186.85
INGFM	16/07/2004	638596	3279513.75
INGFM	20/07/2004	59149	310796.44
INGFM	21/07/2004	195551	1036684.07
INGFM	30/07/2004	39564	203568.45
INGFM	2/08/2004	7583	39080.08
INGFM	3/08/2004	71987	371493.06
INGFM	3/08/2004	777	4001.55
INGFM	3/08/2004	50391	260045.65
INGFM	4/08/2004	22000	112908.38
INGFM	5/08/2004	54598	292583.21
INGFM	6/08/2004	86000	481622.1
INGFM	6/08/2004	100000	561148
INGFM	9/08/2004	120246	660792.94
INGFM	10/08/2004	161154	901292.69
INGFM	19/08/2004	80000	450265.16
INGFM	19/08/2004	51723	292253.54
INGFM	20/08/2004	33827	190965.23
INGFM	24/08/2004	182000	1152707.41
INGFM	25/08/2004	686591	4580350.09
INGFM	13/07/2004	47233	236649.14
INGFM	14/07/2004	101580	520962.38
INGFM	15/07/2004	158521	819232.2
INGFM	16/07/2004	300812	1544821.9
INGFM	3/08/2004	80295	414366.96
INGFM	3/08/2004	867	4465.05
INGFM	3/08/2004	50000	258027.87

INGFM	4/08/2004	25000	128304.99
INGFM	5/08/2004	57641	308890.23
INGFM	6/08/2004	85000	476021.85
INGFM	6/08/2004	75000	420861
INGFM	9/08/2004	73797	405539.78
INGFM	10/08/2004	98903	553138.92
INGFM	19/08/2004	38000	213875.95
INGFM	19/08/2004	14669	82885.12
INGFM	20/08/2004	9594	54161.48
INGFM	24/08/2004	180000	1140040.3
INGFM	25/08/2004	260749	1739495.14
INGNZAJ	8/07/2004	17800	90836.71
INGNZAJ	12/07/2004	15089	75810.58
INGNZAJ	13/07/2004	26911	134824.11
INGNZAJ	16/07/2004	5293	27180.88
INGNZAJ	3/08/2004	-5400	27810
INGNZAJ	6/08/2004	11400	63839.74
INGNZAJ	19/08/2004	8700	48963.89
INGNZAJ	24/08/2004	7500	47499.31
INGNZAJ	25/08/2004	8932	59583.72
ANZMI	8/07/2004	18578	94811.72
ANZMI	12/07/2004	16617	83491.78
ANZMI	13/07/2004	17583	88095.22
ANZMI	16/07/2004	6553	33652.98
ANZMI	20/07/2004	906	4760.53
ANZMI	21/07/2004	2994	15856.93
ANZMI	3/08/2004	600	3096.33
ANZMI	6/08/2004	9000	50402.31
ANZMI	19/08/2004	3900	21950.42
ANZMI	24/08/2004	7200	45601.61
ANZMI	25/08/2004	8067	53816.14
ANZMI	8/07/2004	1695	8650.34
ANZMI	12/07/2004	1528	7677.4
ANZMI	16/07/2004	1993	10235.07
ANZMI	20/07/2004	139	730.37
ANZMI	21/07/2004	461	2441.56
ANZMI	3/08/2004	300	1548.17
ANZMI	6/08/2004	600	3360.16
ANZMI	19/08/2004	600	3376.99
ANZMI	24/08/2004	600	3800.13
ANZMI	25/08/2004	864	5763.87
ANZMI	8/07/2004	2331	11896.11
ANZMI	12/07/2004	2101	10556.43
ANZMI	16/07/2004	2771	14230.49
ANZMI	20/07/2004	209	1098.17
ANZMI	21/07/2004	691	3659.69
ANZMI	6/08/2004	900	5040.23
ANZMI	19/08/2004	600	3376.99
ANZMI	24/08/2004	900	5700.2
ANZMI	25/08/2004	864	5763.87
ANZMI	8/07/2004	7841	40016.08
ANZMI	12/07/2004	7067	35507.99
ANZMI	13/07/2004	7333	36740.16
ANZMI	16/07/2004	2772	14235.62
ANZMI	20/07/2004	418	2196.36
ANZMI	21/07/2004	1382	7319.39

ANZMI	3/08/2004	300	1548.17
ANZMI	6/08/2004	3900	21841
ANZMI	19/08/2004	1800	10130.96
ANZMI	24/08/2004	3300	20900.74
ANZMI	25/08/2004	3457	23062.18
ANZMI	8/07/2004	3037	15499.14
ANZMI	12/07/2004	2674	13435.46
ANZMI	13/07/2004	3026	15161.02
ANZMI	16/07/2004	1008	5176.59
ANZMI	20/07/2004	209	1098.17
ANZMI	21/07/2004	691	3659.69
ANZMI	6/08/2004	1500	8400.39
ANZMI	19/08/2004	900	5065.48
ANZMI	24/08/2004	1200	7600.27
ANZMI	25/08/2004	1441	9613.13
ANZMI	8/07/2004	48738	248731.49
ANZMI	12/07/2004	43548	218806.02
ANZMI	13/07/2004	3266	16363.48
ANZMI	16/07/2004	53167	273039.46
ANZMI	20/07/2004	4041	21233.23
ANZMI	21/07/2004	13359	70752.41
ANZMI	3/08/2004	5400	27867.01
ANZMI	6/08/2004	23700	132726.09
ANZMI	19/08/2004	10500	59097.3
ANZMI	24/08/2004	19500	123504.36
ANZMI	25/08/2004	21321	142235.55
ANZMI	13/07/2004	22162	111037.16
ANZMI	14/07/2004	47661	244433.83
ANZMI	16/07/2004	203958	1047427.58
ANZMI	3/08/2004	39571	204208.42
ANZMI	3/08/2004	427	2199.05
ANZMI	3/08/2004	27699	142942.28
ANZMI	4/08/2004	10000	51321.99
ANZMI	5/08/2004	29000	155407.03
ANZMI	6/08/2004	83000	464821.33
ANZMI	6/08/2004	73900	414688.37
ANZMI	19/08/2004	22194	124914.81
ANZMI	19/08/2004	7596	42920.12
ANZMI	20/08/2004	4967	28040.45
ANZMI	24/08/2004	103500	655523.17
ANZMI	25/08/2004	105452	703485.88
ANZMI	13/07/2004	33600	168344.4
ANZMI	3/08/2004	4675	24125.6
ANZMI	3/08/2004	50	257.5
ANZMI	3/08/2004	5000	25802.79
ANZMI	4/08/2004	4975	25532.69
ANZMI	5/08/2004	2400	12861.27
ANZMI	6/08/2004	16200	90724.17
ANZMI	19/08/2004	5700	32081.39
ANZMI	24/08/2004	11400	72202.55
ANZMI	25/08/2004	13254	88419.4
ANZMI	13/07/2004	5001	25056.26
ANZMI	16/07/2004	66115	339534
ANZMI	30/07/2004	10500	54185.85
ANZMI	3/08/2004	7133	36810.26
ANZMI	3/08/2004	77	396.55

ANZMI	3/08/2004	8000	41284.46
ANZMI	4/08/2004	7590	38953.39
ANZMI	5/08/2004	3500	18756.02
ANZMI	6/08/2004	38700	216729.94
ANZMI	19/08/2004	15300	86113.21
ANZMI	24/08/2004	24900	157705.58
ANZMI	25/08/2004	29388	196051.69
ANZMI	8/07/2004	329372	1680930.45
ANZMI	12/07/2004	401099	2015313.55
ANZMI	13/07/2004	34635	173630.01
ANZMI	14/07/2004	74485	382003.18
ANZMI	16/07/2004	379878	1950865.84
ANZMI	20/07/2004	35044	184136.93
ANZMI	30/07/2004	34805	179055.18
ANZMI	2/08/2004	6671	34379.95
ANZMI	3/08/2004	63821	329351.94
ANZMI	3/08/2004	690	3563.5
ANZMI	3/08/2004	43305	223477.94
ANZMI	4/08/2004	20000	102643.99
ANZMI	5/08/2004	47908	256732.41
ANZMI	6/08/2004	84000	470421.59
ANZMI	6/08/2004	74000	415249.52
ANZMI	9/08/2004	13631	74907.02
ANZMI	10/08/2004	18269	102173.8
ANZMI	19/08/2004	42000	236389.2
ANZMI	19/08/2004	20036	113210.61
ANZMI	20/08/2004	13104	73976.66
ANZMI	24/08/2004	179000	1133706.75
ANZMI	25/08/2004	68573	457460.63
ANZMI	16/07/2004	75301	386708.76
		24610098	

This is the annexure marked C of 7 pages referred to in Form 603 Notice of initial substantial shareholder signed by me and dated 27 August 2004



S.S. Roowany
SECRETARY

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	110,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,945,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,045,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 August, 2004
(Company Secretary)

Print name: Bruce J Yahl

= = = = =

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,995,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,995,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 August, 2004
(Company Secretary)

Print name: Bruce J Yahl

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125 $3.3725
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,045,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,945,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 1 September, 2004
(Company Secretary)

Print name: Bruce J Yahl

== == == == ==

+ See chapter 19 for defined terms. 1/1/2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
477,115,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,875,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 2 September, 2004
(Company Secretary)

Print name: Bruce J Yahl

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,145,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,845,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 September, 2004
(Company Secretary)

Print name: ______________________

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,340,337	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,650,336	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 7 September, 2004
(Company Secretary)

Print name: ______________________

== == == == ==

+ See chapter 19 for defined terms.

Annexure A to Appendix 3B 7 September, 2004

Number & Class of Securities	(a) 5,000 ordinary shares; (b) 110,000 ordinary shares; (c) 80,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $5.9531 per share; (b) $3.9125 per share; (c) $6.0105 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	7 September, 2004;

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
477,452,837	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,537,836	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 September, 2004
(Company Secretary)

Print name: ....

== == == == ==

Annexure A to Appendix 3B 8 September, 2004	
Number & Class of Securities	(a) 100,000 ordinary shares; (b) 12,500 ordinary shares;
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $5.9531 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	8 September, 2004;

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
477,622,837	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,367,836	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 9 September, 2004
(Company Secretary)

Print name: ______________________

== == == == ==

+ See chapter 19 for defined terms.

Annexure A to Appendix 3B 9 September, 2004

Number & Class of Securities	(a) 150,000 ordinary shares; (b) 20,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $6.0105 per share; (b) $3.9125 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	9 September, 2004;

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000; 3,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.3725; $5.9531
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 *if* applicable)	477,646,587	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,344,086	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date:14 September, 2004
(Company Secretary)

Print name: Bruce Yahl

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000; 16,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125 $5.9531
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 September, 2004 17 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,682,837	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,307,836	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:16 September, 2004
(Company Secretary)

Print name: Bruce Yahl

== == == == ==

+ See chapter 19 for defined terms. 1/1/2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Watson Steelman
Date of last notice	30 September 2001

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	8 September 2004 and 9 September 2004
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD50,148.18
No. of securities held after change	10,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	18 February 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by PT Investment Fund Pty Limited
Date of change	17 September 2004
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	8,680
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$59,978.80
No. of securities held after change	8,680

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
477,782,839	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,092,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date 21 September, 2004
(Company Secretary)

Print name: Bruce Yahl

== == == == ==

+ See chapter 19 for defined terms.

Annexure A to Appendix 3B 22 September, 2004	
Number & Class of Securities	(a) 10,000 ordinary shares; (b) 35,000 ordinary shares; (c) 45,002 ordinary shares; (d) 10,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $5.9531 per share; (c) $3.9125 per share; (d) $5.9531 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 21 September, 2004; (b) 21 September, 2004; (c) 22 September, 2004 ; (d) 22 September, 2004.

Please note that 115,000 options lapsed on 21 September, 2004.

aristocrat



HALF-YEARLY REPORT for the six months ended 30 June 2004

Aristocrat Leisure Limited ABN 44 002 818 368

Contents

"Our first half results continue to demonstrate that Aristocrat's products and technology are world class, providing an exceptional level of entertainment to players. We intend to leverage these competitive advantages to maximise the Company's global opportunities."

Paul Oneile
Chief Executive Officer
and Managing Director





Key dates[1]

Shares trade ex-interim dividend	2 September	2004
Record date for interim dividend	8 September	2004
Payment date for interim dividend	22 September	2004
Final results announcement	22 February	2005
Shares trade ex-final dividend	[illegible] March	2005
Record date for final dividend	[illegible] March	2005
Payment date for final dividend	23 March	2005
Annual general meeting	[illegible] May	2005
Interim results announcement	23 August	2005
Record date for interim dividend	7 September	2005
Payment date for interim dividend	21 September	2005

[1] Dates subject to change

Company profile
Aristocrat is a leading global entertainment company which provides a comprehensive range of gaming solutions to entertainment venues around the world. Aristocrat's gaming solutions consistently outperform the competition. The Company's products and services are available in over 55 countries.



First half (H1) financials at a glance

Total revenue, H1, 2000 to 2004



2004
2003N
2002
2001
2000
100
200
300
400
500
600
$m

Earnings before interest and tax, H1, 2000 to 2004



2004
2003N
2002
2001
2000
20
40
60
80
100
120
$m

Operating profit after tax, H1, 2000 to 2004



2004
2003N
2002
2001
2000
20
40
60
80
$m

Earnings per share, H1, 2000 to 2004



2004
2003N
2002
2001
2000
2.0
4.0
6.0
8.0
10.0
12.0
14.0
cents

* The results marked '2003N' in these charts are the normalised 2003 results, pre one-off adjustments.

Half year in review

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Aristocrat's performance during the first six months of 2004 demonstrates the underlying strength of the Company's global business and the significant progress made in overcoming the difficulties that arose in 2003.

Revenue for the half-year was $525.6 million, a 33.9% improvement on the corresponding period last year. Profit after tax of $63.3 million was a significant turnaround on the $32.9 million loss recorded for the previous corresponding period and represents a record half result for the Company, exceeding the previous record (second half, 2001) by 15.6%.

This improvement was primarily driven by our international businesses which contributed 75.3% of segment revenue, up from 63.2% in the prior corresponding period. The first half result demonstrates the significant progress that has already been made in developing opportunities in the expanding global gaming market.

The mature Australian and New Zealand markets continue to be negatively impacted by regulatory and legislative changes resulting in significantly reduced revenues. However, despite the revenue reduction in Australia, improved product mix and cost containment enabled the business to report an improved contribution.

All of our other international markets showed substantial growth. In Japan, we sold a total of 43,152 games, primarily our new game, "Daruma-neko". The North American business recorded a 24.6% revenue improvement over the prior corresponding period, with Segment Contribution Profit increasing from a loss of $12.0 million to a profit of $35.5 million. The revenue improvement was driven primarily by improving games sales and increased recurring revenue unit placements. Revenue and profits across our Asia-Pacific, European and South African businesses all showed healthy improvements.

The Board has resolved to declare an interim dividend of 4 cents per share. The interim dividend will be unfranked as the Company has limited franking credits available.

In July, John Pascoe, our former Chairman, was appointed to the position of Chief Federal Magistrate. We would like to take this opportunity to thank John for his contribution to the Company and to wish him every success in his new role.

The Board and management are focused on driving further improvements in shareholder value and we are pleased to confirm that the Company is better positioned than ever to grow its businesses as gaming markets around the world develop.

We wish to take this opportunity to thank our shareholders, customers and staff for their continuing support.



David Simpson
Chairman



Paul Oneile
Chief Executive Officer
and Managing Director

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

(i) Business segment review

Australia

	H1 2004 $m	H1 2003 $m
Segment Revenue*†	129.1	143.7
Segment Contribution Profit	39.2	36.9
Segment Contribution Profit pre one-off adjustments#	39.2	37.7

* Refer to Note 2 in Financial Statements
† Australian segment revenue excludes inter-segment revenue
\# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

Segment contribution profit, pre one-off adjustments, increased by 4.0% compared to the first half of 2003, despite a 10.2% decline in revenue. This margin improvement reflects the increasing proportion of premium product sold, particularly *Hyperlink*™, and the focus on cost control and operating efficiencies.

Aristocrat successfully maintained its market leadership position during the first half. Notwithstanding an adverse legislative and regulatory environment, particularly in New South Wales and South Australia, the Company grew profitability.

Although the Queensland and Western Australian markets showed signs of improvement, New South Wales, our largest domestic market, continued to experience a range of unfavourable legislative and regulatory measures. These included gaming tax increases, delays in obtaining approvals from regulators and uncertainty over the outcome of the Independent Pricing and Regulatory Tribunal ("IPART") report on responsible gaming measures. Aristocrat developed a number of new products and other initiatives to address these changing market conditions. These included *Player's Choice*™, our first multi-game multi-denomination product and *Golden Goals*™, an innovative new soccer themed game. *Golden Goals*™ is offered through the NSW state-wide linked jackpot system.

In Victoria, venues are still experiencing the impact of the smoking restrictions introduced in August 2002.

The Americas

North America

	H1 2004 $m	H1 2003 $m
Segment Revenue*	149.9	120.3
Segment Contribution Profit	35.5	(12.0)
Segment Contribution Profit pre one-off adjustments#	35.5	6.8

* Refer to Note 2 in Financial Statements
\# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

Revenue improved by 24.6% to $149.9 million and segment contribution profit, pre one-off adjustments, increased by over 400%.

On a local currency basis, revenue improved by 44.6%.

This improvement was driven primarily by an increase of over 300% in recurring revenue and a 58.5% improvement in game and platform sales. Systems revenues fell 23.5%, half on half.

The Company's recurring revenue installed base rose by 47.0%, from 2,755 at 31 December 2003 to 4,051 at period end. Over the past 12 months, the installed base has

risen by 2,219 units or 121.1%. This increase has been driven by the successful release of the new *Millioni$er*™1 one-cent progressives and operator and player demand for the Company's other *Hyperlink*™2 progressives. Recurring revenue contributed 28.1% of total North American revenue in the first half.

Platform unit sales improved by 31.4%, reflecting a substantially increased portfolio of approved products and strong game performance which is placing the Company's product amongst the best performing games on many operators' floors.

The Company also expanded its games presence in Canada during the half with placements in Alberta, British Columbia, Ontario, and Saskatchewan.

Systems revenue fell significantly compared to the previous corresponding period. The Company made significant progress enhancing the *OASIS*™3 system functionality and won a number of key contracts which will result in an improved performance during the second half. The Company also completed its Nevada field trial of *PersonalBanker*™4, a card-based automatic credit transfer module, with formal Nevada approval being received during June.

Looking forward, the Company is well placed to take advantage of the expansion of gaming across much of the United States and has a number of new offerings which should further establish our position in this key market, including the introduction of a wide-area progressive (WAP) offering, a line of new stepper (mechanical reel) games and the launch of the new *OASIS PRIME*™5 user interfaces.

South America

	H1 2004 $m	H1 2003 $m
Segment Revenue*	12.2	(11.4)
Segment Revenue pre one-off adjustments*†	12.2	0.8
Segment Contribution Profit	8.6	(25.3)
Segment Contribution Profit pre one-off adjustments#	8.6	(3.9)

* Refer to Note 2 in Financial Statements
† The segment revenue figure shown for H1 2003 is a normalised figure, pre one-off adjustments
\# The profit figure shown for H1 2003 is a normalised figure, pre one-off adjustments

While Aristocrat's South American revenues grew substantially during the first half, much of this increase reflected the recognition of revenue on legacy South American contracts as cash was collected. Excluding the impact of these collections, revenue for the period under review was $6.3 million and segment contribution profit would have been $2.7 million.

The Company continues to operate a low risk model in the region with stringent trading terms and conditions and risk-determined customer, country and regional financial exposure limits applying to all new business.

Japan

	H1 2004 $m	H1 2003 $m
Segment Revenue*	173.4	95.7
Segment Contribution Profit	37.5	16.6

* Refer to Note 2 in Financial Statements

[1]*Millioni$er*™ is a registered trade mark in the United States and other jurisdictions.
[2]*Hyperlink*™ is a registered trade mark in the United States and other jurisdictions.
[3]*OASIS*™ is a registered trade mark in the United States and other jurisdictions.
[4]*PersonalBanker*™ is a registered trade mark in the United States and other jurisdictions.
[5]*OASIS PRIME*™ is a registered trade mark in the United States and other jurisdictions.

Revenue improved by 81.2% to $173.4 million and segment contribution profit increased by 126.6%. Margins improved on the prior corresponding period as a result of the ongoing focus on cost control. However, despite this focus, margins during the first half of 2004 were below those recorded in the second half of 2003 primarily because of a higher level of trade-ins and a decision to provide for remaining inventory holdings at period end given the highly competitive character of the current market.

The 43,152 games sold during the six months ended 30 June 2004 represents another record result – the most machine sales achieved in Japan by Aristocrat during any previous first half. The first half result principally reflects the success of the *Daruma-neko*™ game which was released into a highly competitive pachislo market.

Aristocrat continues to maintain a close relationship with Sammy Corporation which integrates the Company's pachislot machines under contract. The Company's Manufacturing Entrustment Agreement with Sammy was renewed in June 2004.

On 1 July 2004, new regulations (including Regulation 5) were introduced which impact the design of pachislo machines. These regulations may reduce the appeal of pachislo machines to players and as a result it is difficult to assess the likely impact on the market going forward. Along with other manufacturers, the Company maintains a number of "old" Regulation 4 games which are likely to mitigate the immediate impact of these changes. On 26 August 2004, the Company will release Kyojin-no-hoshi 2 (a Regulation 4 game), a follow up to its most successful game ever. It is, however, premature to provide any view as to the likely success of this game.

New Zealand

	H1 2004 $m	H1 2003 $m
Segment Revenue*	13.2	24.6
Segment Contribution Profit	5.4	9.5

* Refer to Note 2 in Financial Statements

Revenue fell by 46.4% to $13.2 million and segment contribution profit fell by 43.3% compared to the first half of 2003, a disappointing outcome which resulted from the difficult legislative and regulatory environment that prevailed during the period.

Notwithstanding the revenue decline, the Company grew its market share of the installed base of machines in clubs and hotels to 45%.

The New Zealand market is expected to remain a challenging one given the restrictions on gaming in clubs and hotels set out in the 2003 legislation and regulations.

Other International

	H1 2004 $m	H1 2003 $m
Segment Revenue*	45.4	17.8
Segment Contribution Profit	11.2	2.2

* Refer to Note 2 in Financial Statements

Revenue from other international businesses was up 155.5% on the corresponding period in 2003, reflecting stronger performances in Europe, the Asia Pacific region and South Africa.

Europe
The Company's European operations continued to build on the successes of 2003 which were dominated by growth in Russia. This trend continued during the first half with *Reelpower*™ games proving particularly successful.

During the half, the Company announced that it had reached an Agreement with Tattersall's to supply games, through Tattersall's, to the proposed Video Lottery Terminal market in Norway. It is expected that the first of these games will be deployed in 2005.

In the United Kingdom, the Government has indicated that the long anticipated new gambling legislation could be introduced to Parliament in the near future. The Company is well positioned to take advantage of such reforms with its European operations based in London.

Asia-Pacific
Revenue from the Asia-Pacific region was up significantly on the corresponding period last year, driven by record sales to the Philippines and initial sales to Macau.

In May, the first foreign casino in Macau, the Sands Macau, opened with 517 machines, the first of some twenty new casinos to be built in Macau to cater for tourism from mainland China. Recent developments suggest that other jurisdictions in the region are likely to embrace gaming in the near future with Thailand and Singapore emerging as potential new casino markets in 2005-6.

South Africa
Revenue increased on the prior corresponding period, reflecting the opening up of the new Limited Payout Market.

(ii) Financial report

Summary
Key performance indicators for the current and the prior corresponding period (pre one-off adjustments) are set out in table 1.

The Company's financial position has continued to strengthen over the half with solid underlying operational trading performance resulting in record first half revenue and profit after tax and continued strong operational cash flow. Cash flow performance was again a highlight with operational cash flow increasing 173% to $90.2 million. Net debt at period end fell to $10.9 million and compares to $257.2 million at the same time last year.

In overall terms, this result demonstrates management's focus on enhancing shareholder value through both bottom line results and balance sheet management.

Table 1	H1 2004 $ Million	H1 2003[1] $ Million	Variance
Total Revenue	525.6	404.8	+$120.8 million
Earnings before Interest and Tax (EBIT)	105.9	20.0	+$85.9 million
Profit after Tax	63.3	4.3	+$59.0 million
Net Working Capital/Revenue[2]	9.6%	23.8%	-14.2 points
Operating Cash Flow	90.2	33.0	+$57.2 million
Closing Net Debt	10.9	257.2	-$246.3 million
Debt/EBITDA[2]	0.8X	2.7X	-1.9X
EBITDA/Interest Expense[2]	13.2X	6.1X	+7.1X

1 Pre one-off adjustments
2 Profit and loss ratios reflect the preceding 12 months on a pre one-off adjustment basis

Management discussion and analysis

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Statement of financial performance
The Company reported a record half year profit after tax of $63.3 million. This result compares with the $32.9 million loss reported for the prior corresponding period which was significantly impacted by a number of one-off adjustments. The current period result represents a $59.0 million improvement on the pre one-off adjustments profit of $4.3 million recorded for the same period last year. These results are summarised in table 2.

Revenue
Total revenue increased 33.9% to $525.6 million. This increase was achieved despite the adverse translational impact of the stronger Australian dollar compared to the prior corresponding period which depressed period on period growth in Australian dollar terms. Had exchange rates remained at first half 2003 levels, current period Australian dollar revenue would have been $33.8 million higher than reported, a 42.5% increase over the prior year.

A significant portion of the Company's total segment revenue increase was driven by the Japanese business which increased revenue by $77.7 million (81.2%). North American revenue increased $29.6 million (24.6%) and revenue from the rest of the world (Asia-Pacific, Europe and South Africa) while still modest in comparative terms grew $27.6 million or 155.5% on the prior corresponding period. These increases were offset by revenue declines in Australia (down $14.6 million, 10.2%) and New Zealand (down $11.4 million, 46.4%). South American revenue benefited by $5.9 million from the recording of previously deferred revenue as cash collections were made on legacy contracts. These results are discussed in more detail in the Business Segment Review.

Earnings
Earnings before interest and tax increased by $85.9 million (429.5%) compared with the pre one-off adjustments result in the prior corresponding period. This increase reflects the improvement in operating margins across virtually all of the Company's businesses and, in particular, the increased contributions from North America and Japan.

The net interest charge for the period fell from $8.2 million to $3.8 million. Interest income increased by $0.4 million, reflecting higher cash deposits and interest expense fell $4.0 million resulting from lower average debt levels.

Reported earnings per share increased from a loss of (7.2) cents in the first half of 2003 to a profit of 13.4 cents in the current period. On a pre one-off adjustments basis, prior corresponding period earnings per share were 0.9 cents.

Tax
The effective tax rate for the year of 38.0% differs from the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, overseas tax rate differentials and the impact of prior year tax adjustments.

The tax expense for the period was impacted by an adjustment of $4.8 million relating to adjustments of prior year tax returns which have been raised by an overseas taxation authority. While the Company is fully investigating these adjustments and has not at this time confirmed their validity, a provision has been raised to recognise any potential exposure in the current period.

In the absence of unforeseen events, the Company anticipates utilising its brought forward Australian tax losses during the current year. The Company currently has limited franking credits available and the 2004 interim dividend will be unfranked. However, the Company does anticipate that some level of franking will be available for 2005 dividends.

One-off adjustments
There were no non-recurring one-off adjustments in the current period. Any matters of significance impacting the current period result have been identified elsewhere in this report, in the Business Segment Review or in the Financial Statements.

Statement of financial position
Individual assets and liabilities denominated in foreign currency have been impacted by the depreciation of the Australian dollar since 31 December 2003. In net terms the impact of the re-translation of foreign denominated assets and liabilities taken from the foreign currency translation reserve amounted to $1.2 million.

Net working capital fell marginally from $110.8 million at 31 December 2003 to $108.6 million. When the period-on-period revenue increase is taken into account, net working capital as a percentage of the last 12 months' revenue fell from 11.0% at 31 December 2003 to 9.6% at period end. At the same time last year net working capital to revenue stood at 23.8%. This fall demonstrates the sustainability of the significant reduction made in the second half of 2003.

Table 2

	H1 2004 Reported Result $ Million	H1 2003 Result pre one-off Adjustments $ Million	H1 2004 Reported Result $ Million
Total Revenue	525.6	404.8	392.6
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	123.9	39.5	(13.8)
Earnings before Interest and Tax (EBIT)	105.9	20.0	(35.4)
Profit/(Loss) before Tax	102.1	11.8	(43.6)
Profit/(Loss) after Tax	63.3	4.3	(32.9)

Management discussion and analysis

The increase in property, plant and equipment results from increased installations of units placed on participation in the Americas and the introduction of participation units into the Australian market, together with ongoing "stay-in-business" capital expenditure, offset by depreciation.

Intangibles have fallen marginally as a result of the amortisation charge for the period.

Current and deferred tax assets have increased by an aggregate of $6.8 million reflecting an increase in timing differences in the Americas, offset by the utilisation of Australian tax losses. Tax payable has decreased by $2.5 million due to the settlement of prior year tax liabilities earlier in the year offset by tax liabilities on current year trading profits.

Deferred revenue (included within other current and non-current liabilities) increased from $62.0 million to $65.8 million. This increase results from higher revenue billed in advance and the impact of a lower US dollar exchange rate, partly offset by the recognition of previously deferred revenue of $8.6 million. After taking into account deferred revenue, the net exposure to South America at period end amounted to $6.3 million.

In overall terms, net assets increased from $218.7 million to $282.6 million. This increase primarily reflects the profit for the period as adjusted for net foreign exchange reserve movements. Net tangible assets increased from $148.0 million to $214.1 million.

Statement of cash flows

One of the Company's key strategies going forward is to continue to improve profitability and cashflow. This continued focus resulted in a significant improvement in cash from operations which increased from $33.0 million to $90.2 million in the current period.

Strong cash flows meant that the Company did not need to utilise $122.7 million of bank facilities, with only the USD130 million Convertible Bonds and a nominal bank loan remaining outstanding. Cash on deposit rose from $104.0 million at 31 December 2003 to $174.6 million at the end of the current period.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements is set out in table 3.

Cash from operating activities increased from $33.0 million to $90.2 million. Improved working capital balances reflecting the focus on cash management contributed $17.7 million of the current period inflow, although this was offset by $45.4 million of tax payments primarily relating to tax on the Company's 2003 Japanese and European profits. The balance of cash from operations was generated from trading activities. Underlying operational cashflow was actually $15.3 million better than reflected above as factored bills receivable in Japan were reduced from $29.7 million at the start of the period to $14.4 million at period end (in the prior corresponding period operating cash flow benefited from a $6.6 million increase in factored bills receivable).

The net cash outflow from investing activities increased $12.3 million to $25.8 million, primarily reflecting the significant increase period-on-period in the Company's installed base of participation units in both North America and Australia. Approximately 75% of current period capital expenditure relates to participation unit placements.

Share issues during the period represent the uptake of the dividend reinvestment plan and proceeds from the underwriting of the balance of the 2003 final dividend. The balance represents proceeds from the exercise of employee share options.

The depreciation of the Australian dollar since 31 December 2003 resulted in a $6.9 million increase in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements (page 22).

Dividends

An interim dividend in respect of the six months ended 30 June 2004 of 4 cents per share (total cost: $19.1 million) has been declared and will be paid on 22 September 2004 to shareholders on the register at 5:00pm on 8 September 2004. The interim dividend will be unfranked. The Directors have determined

Table 3	H1 2004 $ Million	H1 2003 $ Million
Net Debt – Opening Balance	(70.2)	(292.1)
EBIT pre one-off adjustments	105.9	20.0
Depreciation and amortisation pre one-off adjustments	18.0	19.5
EBITDA pre one-off adjustments	123.9	39.5
Net loss on sale of non-current assets	-	0.3
Net foreign exchange differences	(2.2)	13.6
Interest paid	(3.8)	(8.3)
Net tax paid	(45.4)	(2.4)
Cash impact of one-off adjustments	-	(4.7)
Change in operating assets and liabilities	17.7	(5.0)
Net cash inflow from Operating Activites	90.2	33.0
Net cash outflow from investion activities	(25.8)	(13.5)
Shares Issues	12.3	-
Dividends paid	(10.5)	(24.5)
Movement in Net Debt	66.2	(5.0)
Effects of exchange rate changes on net debt	(6.9)	39.9
Net Debt – Closing Balance	(10.9)	(257.2)

that the Dividend Reinvestment Plan will not operate in respect of this interim dividend. A final dividend of 3 cents per share (total cost: $14.1 million), franked to 40%, was paid on 24 March 2004 in respect of the year ended 31 December 2003. The total dividend paid in respect of 2003 was 6 cents per share. Details of the Company's franking position and outlook are set out under "Tax" above.

Banking facilities
The Company maintained available banking facilities of $122.8 million at 30 June 2004 ($137.6 million at 31 December 2003). The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $174.6 million at period end, these facilities are adequate to meet the ongoing requirements of the business.

Debt ratios
The Company's interest and debt coverage ratios remain very strong as shown in table 4. For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit rating
Standard & Poor's last reviewed the Company's credit rating in December 2003 which resulted in the Company's credit rating falling to BB–. Given its strong operational performance, cash flow generation and conservative interest and debt coverage ratios, the Company will approach Standard & Poors to seek a re-assessment of the Company's rating in the second half of 2004.

Foreign exchange
The Company applied exchange rates prevailing at the period end in translating the overseas balance sheets of controlled entities at 30 June. Generally, the Company translates profits earned offshore at the month end rate for each month.

Details of the potential impacts on the Company's results of changes in foreign exchange rates are set out in the Financial Report included in the Company's 2003 Annual Report.

Table 4	30 June 2004	31 December 2003	30 June 2003
Debt/EBITDA[1]	0.8X	1.2X	2.7X
Net Debt/EBITDA[1]	0.1X	0.5X	2.0X
EBITDA/ Interest Expense[1]	13.2X	6.8X	6.1X
Debt/Equity	65.6%	79.7%	94.0%
Net Debt/Equity	3.9%	32.1%	69.9%

1 EBITDA and Interest Expense are based on preceding 12 months results pro one-off adjustments

Period end foreign exchange rates compared with prior reporting periods for key currencies are shown in table 5.

Accounting and reporting developments
The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting it.

The Company has initiated a plan for the implementation of International Financial Reporting Standards (IFRS). Details of this plan and an initial assessment of the likely impacts of IFRS are set out in Note 10 of the Financial Statements.

Table 5	30 June 2004	31 December 2003	30 June 2003
AUD:			
USD	0.7012	0.7529	0.6752
JPY	76.92	81.60	81.54
NZD	1.1093	1.1589	1.1569

Directors' report

FOR THE SIX MONTHS ENDED 30 JUNE 2004

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the six months ended 30 June 2004. The information in this report is current as at 24 August 2004 unless otherwise specified. The Directors of Aristocrat Leisure Limited (the "Company") during the six months under review and up to the date of this report are:

Directors' particulars, experience and special responsibilities

Director	Experience	Special Responsibilities*
Current Directors		
OJ Simpson FCPA Age 64	Nominated July 2003; appointed February 2004; former Executive General Manager, Finance, Southcorp Holdings Limited, former Executive General Manager, Finance, Tabcorp Holdings Limited, former Finance Director, Tabcorp Holdings Limited. Appointed Interim Chairman on 9 July 2004. (106,000 shares)	Chair from July 2004. Chair of Audit Committee from July 2003 to July 2004; Member of Audit Committee from July 2004; Chair of Nomination and Governance Committee from July 2004.
PN Oneile BEc Age 55	Nominated December 2003; appointed as Chief Executive Officer and Managing Director on 22 June 2004; former Chairman and Chief Executive Officer, United International Pictures (UIP) and former Managing Director of The Greater Union Organisation Pty Limited. Non-Executive Director of Vue Entertainment Holdings Limited and Film Finance Corporation Australia Limited. (6,000 shares)	Chief Executive Officer and Managing Director; Member of Nomination and Governance Committee from July 2004.
WM Baker BA Age 64	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Former Assistant Director of the FBI. Former President of the Motion Picture Association representing the major US film producers. Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc.	Chair of Regulatory Compliance Committee from October 2000; Member of Audit Committee from July 2003 to April 2004; Member of Nomination and Governance Committee from July 2004.
P Morris AM, BArch (Hons) MEnvSc, Dip CD, FRAIA, FAICD Age 55	Nominated August 2003; appointed February 2004; former Director of Australian and Overseas Property for the Commonwealth Government; former Group Executive, Lend Lease Property Services; Director of Landcom, Sydney Harbour Foreshore Authority and subsidiaries and Principal Real Estate Investors (Australia) Limited. Past Director of Jupiters Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post.	Chair of Audit Committee from July 2004. Chair of the Compensation and Nomination Committee from January 2004. Chair of Remuneration Committee from July 2004; Member of the Audit Committee from August 2003 to January 2004; Member of Nomination and Governance Committee from July 2004.
AW Steelman BA, MLA Age 62	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Management Consultant and former US Congressman. Chairman, Alexander Proudfoot Consulting Board of Advisers, Board Member, Texas Growth Fund. Former President, Maxager Technology. Former Board Member, Sterling Software. International experience in software, gaming strategy and government regulation.	Member of Compensation and Nomination Committee from December 1999; Member of Audit Committee from July 2003 to January 2004 and from April 2004; Member of Nomination and Governance Committee from July 2004.
Directors during the period under review		
JP Ducker AO, KCSG Age 72	Nominated July 1999; appointed as Non-Executive Director effective October 1999. Former Politician and Trade Union Leader. Chairman, Hills Motorway Group Limited. Director until 4 May 2004. (86,588 shares on 4 May 2004)	Chair to September 2003, Member of Audit Committee from January 2001 to January 2004.
JH Pascoe AO, BA, LLB (Hons) Age 55	Nominated June 2001; appointed as Non-Executive Director effective December 2001. Chairman and former Managing Director of George Weston Foods Limited. Chairman of Sealcorp Limited, Managing Director of the Finance & Financial Services Practice of Phillips Fox (Solicitors), Chairman, Centrelink; resigned on 9 July 2004. (350,825 shares on 9 July 2004)	Chair from September 2003. Member of Compensation and Nomination Committee from October 2001 and Chair from October 2001 to January 2004. Member of Audit Committee from July 2003 to 9 July 2004.

* Two of the Company's Board Committees were reconstituted on 7 July 2004. The Compensation and Nomination Committee was renamed the "Remuneration Committee". A new committee, the "Nomination and Governance Committee", was also established at that time.
All Board members are members of the Nomination and Governance Committee.

Principal activities
The principal activities of the Consolidated Entity during the six months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. Aristocrat's objectives are to maintain a leading position in its traditional markets and increase Aristocrat's revenue base globally. There were no significant changes in the nature of those activities during the six months under review.

Dividends
An interim dividend in respect of the six months ended 30 June 2004 of 4 cents per share (total cost: $19.1 million) has been declared and will be paid on 22 September 2004 to shareholders on the register at 5:00pm on 8 September 2004. The interim dividend will be unfranked.

The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this interim dividend.

A final dividend of 3 cents per share (total cost: $14.1 million), franked to 40%, as referred to in the Directors' Report dated 24 February 2004, was paid on 24 March 2004 in respect of the year ended 31 December 2003. The total dividend paid in respect of 2003 was 6 cents per share.

Review and results of operations
A Management Discussion and Analysis of the Operations of the Consolidated Entity for the six months ended 30 June 2004 is set out in pages 3 to 13 and forms part of this Directors' Report.

The operating result of the Consolidated Entity attributable to shareholders for the period was a profit of $63.3 million after tax.

Corporate governance
The Company has taken appropriate steps to move towards compliance with the *Principles of Good Corporate Governance and Best Practice Recommendations* released by the ASX Corporate Governance Council in March 2003 and will be reporting fully on the extent of compliance in its full year report.

Significant changes in state of affairs
Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Company during the six months ended 30 June 2004.

Events after balance date
On 9 July 2004, the Company announced that its then Chairman, John Pascoe, was resigning as a Director of the Company to assume the position of Chief Federal Magistrate. The Company also announced at that time that David Simpson had been appointed interim Chairman and that Penny Morris had been appointed Chair of the Audit Committee.

Directors' report

FOR THE SIX MONTHS ENDED 30 JUNE 2004

Other than this, no material matters requiring disclosure in this Report have arisen subsequent to 30 June 2004. To the best of their knowledge, other than as set out above, the Directors are not aware of any matter or circumstance that has arisen since 30 June 2004 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis set out on pages 3 to 13 and form part of this Directors' Report.

The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Report. Amounts in the Directors' Report and Financial Report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

DJ Simpson
Director

24 August 2004

Financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004



Contents

FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 30 JUNE 2004



Consolidated statement of financial performance

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	Notes	Half-year 30 June 2004 $'000	Half-year 30 June 2003 $'000
Revenue from sale of goods	3	477,762	345,076
Revenue from services	3	40,611	42,717
Total revenue from operating activities		518,373	387,793
Cost of sale of goods		(244,744)	(221,062)
Cost of providing services		(34,290)	(39,164)
Total cost of revenue		(279,034)	(260,226)
Gross profit		239,339	127,567
Other revenue from ordinary activities	3	7,201	4,798
Research and development costs		(28,660)	(29,586)
Sales, marketing and distribution costs		(57,677)	(72,672)
General and administration costs		(51,828)	(63,440)
Borrowing costs		(6,252)	(10,221)
Profit / (loss) from ordinary activities before income tax expense		102,123	(43,554)
Income tax (expense) / credit	5	(38,840)	10,667
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		63,283	(32,887)
Net increase / (decrease) in foreign currency translation reserve		26,882	(1,956)
Adjustment resulting from change in accounting policy for providing for employee benefits		-	(354)
Realised exchange difference transferred from foreign currency translation reserve to retained earnings		(28,054)	-
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		(1,172)	(2,310)
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		62,111	(35,197)
		Cents	Cents
Basic earnings per share	9	13.4	(7.2)
Diluted earnings per share	9	13.3	(7.2)

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

AS AT 30 JUNE 2004

	30 June 2004 $'000	31 December 2003 $'000
CURRENT ASSETS		
Cash assets	174,613	103,993
Receivables	228,968	231,438
Inventories	79,205	78,640
Other financial assets	7,340	8,184
Tax assets	7,302	9,399
Total current assets	497,428	431,654
NON-CURRENT ASSETS		
Receivables	35,078	39,496
Inventories	-	262
Other financial assets	14,731	13,664
Property, plant and equipment	122,268	109,496
Deferred tax assets	75,787	66,875
Intangible assets	68,514	70,640
Total non-current assets	316,378	300,433
Total assets	813,806	732,087

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

	30 June 2004 $'000	31 December 2003 $'000
CURRENT LIABILITIES		
Payables	199,602	199,240
Interest bearing liabilities	117	1,375
Current tax liabilities	37,870	40,389
Provisions	18,337	14,949
Other	40,818	34,162
Total current liabilities	296,744	290,115
NON-CURRENT LIABILITIES		
Interest bearing liabilities	185,396	172,844
Provisions	17,297	17,292
Other	31,732	33,158
Total non-current liabilities	234,425	223,294
Total liabilities	531,169	513,409
Net assets	282,637	218,678
EQUITY		
Contributed equity	281,693	265,733
Reserves	(43,209)	(70,091)
Retained profits	44,153	23,036
Total equity	282,637	218,678

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

FOR THE HALF-YEAR ENDED 30 JUNE 2004

	Notes	Half-year 30 June 2004 $'000	30 June 2003 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		583,646	562,974
Payments to suppliers and employees (inclusive of goods and services tax)		(445,063)	(520,204)
		138,583	42,770
Interest received		2,465	2,071
Other revenue		828	994
Borrowing costs		(6,305)	(10,378)
Income taxes paid		(45,368)	(2,435)
Net cash inflow from operating activities		90,203	33,022
Cash flows from investing activities			
Payments for property, plant and equipment		(26,476)	(15,246)
Proceeds from sale of property, plant and equipment		695	1,733
Net cash outflow from investing activities		(25,781)	(13,513)
Cash flows from financing activities			
Proceeds from issues of shares (including transaction costs)	7	12,310	-
Repayment of borrowings		(6,185)	(32,000)
Proceeds from borrowings		6,185	66,099
Repayment of lease liabilities		(1,436)	(1,660)
Dividends paid		(10,461)	(24,496)
Net cash inflow from financing activities		413	7,943
Net increase in cash held		64,835	27,452
Cash at the beginning of the reporting period		103,993	70,291
Effects of exchange rate changes on cash		5,785	(9,095)
Cash at the end of the reporting period		174,613	88,648

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 30 June 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by Aristocrat Leisure Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Where appropriate, comparative figures have been reclassified to enhance comparability.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 2. Segment information

Primary reporting – geographical segments	Australia	North America	South America	Japan	New Zealand	Other	Inter-segment eliminations/ unallocated	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
HALF-YEAR 2004								
Sales to external customers	124,800	149,571	12,237	173,405	13,216	45,144	-	518,373
Intersegment sales	62,971	-	-	-	-	-	(62,971)	-
Total sales revenue	187,771	149,571	12,237	173,405	13,216	45,144	(62,971)	518,373
Other revenue (excluding interest)	4,255	287	-	7	(28)	215	-	4,736
Total segment revenue (excluding interest)	192,026	149,858	12,237	173,412	13,188	45,359	(62,971)	523,109
Interest income								2,465
Total consolidated revenue								525,574
Segment result	79,966	(4,860)	2,801	23,003	733	8,996	(4,729)	105,910
Net interest								(3,787)
Profit / (loss) from ordinary activities before income tax expense								102,123
Income tax (expense) / credit								(38,840)
Net profit / (loss)								63,283
Segment contribution profit / (loss)	39,175	35,491	8,648	37,502	5,371	11,200	(31,477)	105,910
HALF-YEAR 2003								
Sales to external customers	142,083	120,102	(11,442)	95,687	23,711	17,652	-	387,793
Intersegment sales	34,306	-	-	-	-	-	(34,306)	-
Total sales revenue	176,389	120,102	(11,442)	95,687	23,711	17,652	(34,306)	387,793
Other revenue (excluding interest)	1,568	176	-	7	875	101	-	2,727
Total segment revenue (excluding interest)	177,957	120,278	(11,442)	95,694	24,586	17,753	(34,306)	390,520
Interest income								2,071
Total consolidated revenue								392,591
Segment result	(32,003)	(8,992)	(3,087)	8,171	711	(4)	(200)	(35,404)
Net interest								(8,150)
Profit / (loss) from ordinary activities before income tax expense								(43,554)
Income tax (expense) / credit								10,667
Net profit / (loss)								(32,887)
Segment contribution profit / (loss)	36,870	(12,001)	(25,340)	16,552	9,470	2,184	(63,139)	(35,404)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and write down of intangibles & other non-trading assets. The total amount of these items is included in the unallocated category.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 3. Revenue	Half-year 30 June 2004 $'000	Half-year 30 June 2003 $'000
Revenue from operating activities		
Sale of goods	474,953	330,736
Licence fees	2,809	14,340
Revenue from sale of goods	477,762	345,076
Revenue from services	40,611	42,717
	518,373	387,793
Revenue from outside operating activities		
Interest	2,465	2,071
Foreign exchange gains (net)	3,213	-
Sale of property, plant and equipment	695	1,733
Other revenue	828	994
	7,201	4,798
Revenue from ordinary activities	525,574	392,591

Note 4. Profit / (loss) from ordinary activities

Net expenses

Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:

Expenses	30 June 2004 $'000	30 June 2003 $'000
Write down of intellectual property rights to recoverable amount	-	7,405
Write down of intangible assets to recoverable amount	-	2,089
Write down of inventories to net realisable value	11,796	18,127
Borrowing costs	6,252	10,221
Contractual amendments	-	7,130
Redundancy costs	4,861	4,247
Legal costs	9,333	5,093

Note 5. Income tax

The income tax expense for the financial period differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:

	Half-year 30 June 2004 $'000	Half-year 30 June 2003 $'000
Profit / (loss) from ordinary activities before income tax expense	102,123	(43,554)
Income tax expense / (credit) calculated @ 30%	30,637	(13,066)
Tax effect of permanent differences:		
Non-deductible amortisation	737	2,214
Other items	(265)	1,510
Research and development claim	(1,242)	(1,194)
Income tax adjusted for permanent differences	29,867	(10,536)
Effect of higher rates of tax on overseas income	3,497	214
Under / (over) provision in prior year	5,476	(345)
Income tax expense / (credit)	38,840	(10,667)

Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities expect to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Aristocrat Leisure Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

With effect from 1 January 2004, an accounting and tax sharing agreement is expected to be entered into with the tax consolidated entities.

Notes to the consolidated financial statements
FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 6. Dividends	Half-year 30 June 2004 $'000	Half-year 30 June 2003 $'000
Ordinary shares		
Dividends provided for or paid during the half-year:		
– Franked @ 100%	-	29,658
– Franked @ 40%	14,112	-
Total dividends provided for or paid during the half-year	14,112	29,658
Dividends not recognised at the end of the period Since the end of the period the directors have recommended the payment of an interim dividend of 4 cents (2003 – 3.0 cents) per fully paid ordinary share, unfranked (2003: fully franked). The aggregate amount of the proposed interim dividend expected to be paid on 22 September 2004 out of retained profits at 30 June 2004, but not recognised as a liability is:	19,068	13,816

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2004 interim dividend.

Note 7. Equity securities issued	Half-year 30 June 2004 Shares	Half-year 30 June 2003 Shares	Half-year 30 June 2004 $'000	Half-year 30 June 2003 $'000
Issues of ordinary shares during the period:				
Exercise of options issued under the Aristocrat Employee Share Option Plan (ESOP)	630,000	-	1,849	-
Shares Issued (including transaction costs)	3,853,124	-	10,461	-
Issued for no consideration:				
Dividend reinvestment plan issues	1,343,136	3,017,962	3,650	5,162
General employee share plan issues	502,593	1,181,799	-	-
	6,328,853	4,199,761	15,960	5,162

Note 8. Contingent liabilities

Aristocrat has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by Aristocrat under the agreement are subject to annual review. Aristocrat expects to pay annual royalties of up to $13,000,000.

Aristocrat has entered an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. Aristocrat expects to receive annual licence fees of up to $6,500,000.

Group proceedings were filed against Aristocrat Leisure Limited in the Supreme Court of Victoria by Dorajay Pty. Ltd. representing a group of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003. The proceedings have been transferred to the Federal Court of Australia. The claim relates to alleged non-disclosure by the parent entity of information relating to its financial performance during the relevant period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors acting for the plaintiff have provided a preliminary estimate of alleged losses of approximately $100 million. As at the date of this report, Aristocrat Leisure Limited has no information concerning the group members, their share acquisitions or alleged losses. As a result, it is not possible to determine the amount of the claim or to comment on the likely outcome of the proceedings.

A statement of claim against Aristocrat Leisure Limited was filed by the former Chief Executive Officer, DH Randall, claiming damages for breach of contract in the order of $12,000,000 and a bonus of $900,000 plus interest and other alleged entitlements. The Supreme Court of New South Wales held that Aristocrat was justified in summarily dismissing Mr Randall and therefore Mr Randall was held not to be entitled to $12,000,000. Mr Randall was held to be entitled to a bonus in respect of 2002 year and to certain relocation out of pocket expenses. Pursuant to the judgment of the Court, Aristocrat has paid the amount of $1,213,808.27 as per the Court order. Amounts (which were immaterial) relating to costs orders between the parties are outstanding including costs and expenses which Mr Randall will incur if he purchases a home. Although Mr Randall filed a holding appeal, on 11 August 2004 Mr Randall filed a notice of discontinuance of his appeal.

A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Limited and Aristocrat Technologies Inc. on behalf of a US based individual. In March 2004 the individual passed away and the administrator for his estate has been substituted as the plaintiff. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. Another party has made claim to ownership of the patents being asserted. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of these proceedings.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 9. Earnings per share	Half-year 30 June 2004 Cents	30 June 2003 Cents
Basic earnings per share	13.4	(7.2)
Diluted earnings per share	13.3	(7.2)

	Half-year 30 June 2004 $'000	30 June 2003 $'000
Reconciliation of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	63,283	(32,887)
Earnings used in calculating basic earnings per share	63,283	(32,887)
Diluted earnings per share		
Net profit	63,283	(32,887)
Earnings used in calculating diluted earnings per share	63,283	(32,887)

Note 10. International financial reporting standards

The Australian Accounting Standards Board is adopting the Australian equivalents to International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The adoption of International Financial Reporting Standards and their related pronouncements will be first reflected in the Group's financial statements for the half-year ended 30 June 2005 and the year ending 31 December 2005.

IFRS requires that entities complying with IFRS for the first time also restate their comparative financial statements. Most adjustments on transition to IFRS will be made, retrospectively against opening retained earnings on 1 January 2004.

The Group has established a project team to manage the transition to IFRS. The team is responsible for staff training, system and internal control changes, and performing impact assessments to identify key areas affected by adopting IFRS. A detailed timetable has been prepared for managing the transition to IFRS. As Aristocrat has a December year end, priority has been given to the preparation of an opening balance sheet in accordance with the AASB equivalents to IFRS as at 1 January 2004.

The following areas have been identified as significant for the Group:

Key area:	Change to accounting policy:	Impact:
Goodwill	Under the Australian equivalent to IFRS 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by an annual impairment test focusing on the cash flows of the related cash generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise being up to 20 years.	Lower expenses, no amortisation of goodwill Volatility in results in the event of an impairment.

Notes to the consolidated financial statements

FOR THE HALF-YEAR ENDED 30 JUNE 2004

Note 10. International financial reporting standards (continued)

Key area:	Change to accounting policy:	Impact:
Share-based payments	Under the Australian equivalent to IFRS 2 *Share-based Payment*, equity based compensation to employees will be recognised as an expense in respect of the services received.	Initial impact on retained earnings at 1 January 2004
	This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation. The Group will recognise an expense for all share-based remuneration, including shares, performance options and the General Employee Share Option Plan, and will amortise those expenses over the relevant vesting periods.	Higher expenses
Taxation	Under the Australian equivalent to IAS 12 *Income Taxes*, the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet.	At this time, the Group is in the process of quantifying the impact of adopting this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Financial instruments	Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. In addition, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges with changes in fair value of those contracts recognised directly in equity until the hedged transaction occurs. At this time the impact on accounting policies is unknown.	At this time, the Group is in the process of quantifying the impact of adopting this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

Directors' declaration

30 JUNE 2004

The Directors declare that the financial statements and notes set out on pages 19 to 32:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that Aristocrat Leisure Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DJ Simpson
Director

Sydney
24 August 2004

PRICEWATERHOUSECOOPERS

Independent Review Report to the members of Aristocrat Leisure Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Aristocrat Leisure Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Aristocrat Leisure Limited Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Aristocrat Leisure Limited Group (the consolidated entity), for the half-year ended 30 June 2004. The consolidated entity comprises both Aristocrat Leisure Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DS Wiadrowski

DS Wiadrowski
Partner

Sydney
24 August 2004

Corporate directory

DIRECTORS

B J SIMPSON
NON-EXECUTIVE CHAIRMAN

P N ONEILE
CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

W M BAKER
NON-EXECUTIVE DIRECTOR

P MORRIS
NON-EXECUTIVE DIRECTOR

A W STEELMAN
NON-EXECUTIVE DIRECTOR

SECRETARY
B J YAHL

GLOBAL HEADQUARTERS

Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia

Telephone: 61 2 9413 6300
Facsimile: 61 2 9420 1352

INTERNET SITE

www.aristocrattechnologies.com

AUSTRALIA

MANUFACTURING AND RESEARCH & DEVELOPMENT

Aristocrat Technologies Australia Pty Limited
85 -113 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia

JUBILEE GAMING TECHNOLOGY

20 Harcourt Parade
Rosebery NSW 2018
Australia

Telephone: 61 2 9697 4007
Facsimile: 61 2 9697 4830

INTERNATIONAL

NEW ZEALAND

Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand

Telephone: 64 9 259 2000
Facsimile: 64 9 259 2001

EUROPE

Aristocrat Technologies Europe Ltd
Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS

Telephone: 44 (0) 20 8426 5822
Facsimile: 44 (0) 20 8426 5760

SOUTH AFRICA

Aristocrat Technologies Africa (Pty) Limited
3 Kramer Road, Kramerville
Sandton
South Africa 2148

Telephone: 27 11 448 2320
Facsimile: 27 11 448 2322

JAPAN

Aristocrat Technologies KK
7th Floor, Ryukakusan Building
2-5-12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031

Telephone: 81 3 5835 0521
Facsimile: 81 3 5835 0523

SINGAPORE

Aristocrat Technologies
61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04-29
Singapore 417943

Telephone: 65 6444 5666
Facsimile: 65 6842 4533

THE AMERICAS

ADMINISTRATION, SALES, SERVICE/MARKETING, RESEARCH AND DEVELOPMENT

Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas
Nevada 89119
USA

Telephone: 1 702 270 1000
Facsimile: 1 702 270 1001

INVESTOR CONTACTS

SHARE REGISTRY

ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000 Australia

Email:
registrars@asxperpetual.com.au

Website: www.asxperpetual.com.au

Locked Bag A14,
Sydney South NSW 1232 Australia

AUDITOR

PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171 Australia

STOCK EXCHANGE LISTINGS

Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian Stock Exchange

CODE: ALL

INVESTOR EMAIL ADDRESS

Investors may send email queries to:

investor.relations@ali.com.au

Our global market

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on 27/09/2004
The previous notice was given to the company on 26/07/2004
The previous notice was dated 26/07/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	28,427,470	5.96%	32,883,424	6.88%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of Securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	413,192	0.09% see note 1 at the end of this form	1,227,175	0.26% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	28,840,662	6.05%	34,110,599	7.14%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	55,500 Fully paid ordinary shares	55,500
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,400,180 Fully paid ordinary shares	1,400,180
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	42,302 Fully paid ordinary shares	42,302
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,346 Fully paid ordinary shares	58,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	436,324 Fully paid ordinary shares	436,324
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,976,253 Fully paid ordinary shares	6,976,253
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	185,659 Fully paid ordinary shares	185,659
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	318,605 Fully paid ordinary shares	318,605
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	108,690 Fully paid ordinary shares	108,690

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,735 Fully paid ordinary shares	17,735
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	401,779 Fully paid ordinary shares	401,779
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	99,806 Fully paid ordinary shares	99,806
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	40,901 Fully paid ordinary shares	40,901
OSF Equities	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	428,634 Fully paid ordinary shares	428,634
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,168,690 Fully paid ordinary shares	1,168,690
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	297,011 Fully paid ordinary shares	297,011
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	176,718 Fully paid ordinary shares	176,718
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	97,928 Fully paid ordinary shares	97,928
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,840 Fully paid ordinary shares	31,840

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	436,897 Fully paid ordinary shares	436,897
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,148,278 Fully paid ordinary shares	5,148,278
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,026,271 Fully paid ordinary shares	11,026,271
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,929,077 Fully paid ordinary shares	3,929,077
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	660,149 Fully paid ordinary shares "*" See note 1 on the last page of this form.	660,149
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,317 Fully paid ordinary shares "*" See note 1 on the last page of this form.	55,317
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	511,709 Fully paid ordinary shares "*" See note 1 on the last page of this form.	511,709

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 30 day of September 2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 27/09/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armsynald Investments Pty Limited (ACN 68291403)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Balga Pty Ltd (ACN 9642880)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizcory Pty Ltd (ACN 94234812)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CB-KNSN Pty Limited (ACN 4885447)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CPS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831989)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings B Pty Limited (ACN 99726486)
Acma Properties Ltd (ACN 572225)
AFS Support Services Pty Ltd (ACN 85046073)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Banner Consultancy Services Limited (ACN 2032760)
Binya Pty Limited (ACN 9642899)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CB-MN Pty Limited (ACN 4454488)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Planners Limited (ACN 3900169)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495952)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707456)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazmore Pty Ltd (ACN 3816448)
Logener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanod Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 6 pages referred to in the Notice of Substantial Shareholding dated 27 September 2004.

Colonial First State Inv Managers
Transaction listing for the period 27/07/2004 to 27/09/2004 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IGRF	OS-PUR	AUD	05/08/2004	48368		261560.6	
CC	IGRF	OS-PUR	AUD	06/08/2004	48345		270208.9	
CC	IGRF	OS-PUR	AUD	09/08/2004	8328		45826.23	
CC	IGRF	OS-PUR	AUD	10/08/2004	19698		110297.3	
CC	IGRF	OS-PUR	AUD	11/08/2004	16452		91173.86	
CC	IGRF	OS-PUR	AUD	12/08/2004	7861		43726.06	
CC	IGRF	OS-PUR	AUD	16/08/2004	10455		56802.23	
CC	IGRF	OS-PUR	AUD	19/08/2004	2929		16484.18	
CC	IGRF	OS-SAL	AUD	03/09/2004	-2269		-15690.6	
CC	IGRF	OS-SAL	AUD	15/09/2004	-65508		-454437.1	
CC	IGRF	OS-SAL	AUD	16/09/2004	-26478		-184768.1	
CC	IGRF	OS-SAL	AUD	21/09/2004	-68281		-483715.9	
						0		-242,512
TOTAL						**0**		**-242,512**
CF	LAEQ	OS-SAL	AUD	21/09/2004	-22100		-158899	
						-22100		-158899
CF	LAISSN	OS-PUR	AUD	05/08/2004	61481		332497.7	
CF	LAISSN	OS-PUR	AUD	06/08/2004	61451		343460.7	
CF	LAISSN	OS-SAL	AUD	14/09/2004	-34320		-236290.2	
CF	LAISSN	OS-SAL	AUD	21/09/2004	-63086		-450590.8	
						25526		-10922.53
CF	LGEIT	OS-SAL	AUD	21/09/2004	-19800		-142362	
						-19800		-142362
CF	PET1SN	OS-PUR	AUD	05/08/2004	57344		310124.2	
CF	PET1SN	OS-PUR	AUD	06/08/2004	57317		320355	
CF	PET1SN	OS-SAL	AUD	14/09/2004	-32492		-223704.6	
CF	PET1SN	OS-SAL	AUD	21/09/2004	-58787		-419885.2	
						23,382		-13,111
TOTAL						**7,008**		**-325,294**
CL	G3C	OS-PUR	AUD	05/08/2004	166449		900179.1	
CL	G3C	OS-PUR	AUD	06/08/2004	166369		929866.2	
CL	G3C	OS-PUR	AUD	09/08/2004	29079		160012.2	
CL	G3C	OS-PUR	AUD	10/08/2004	67691		379030.1	
CL	G3C	OS-PUR	AUD	11/08/2004	57637		319413.3	
CL	G3C	OS-PUR	AUD	12/08/2004	28701		157641.2	
CL	G3C	OS-PUR	AUD	16/08/2004	33024		179420.1	
CL	G3C	OS-PUR	AUD	19/08/2004	10451		58817.37	

CL	G3C	OS-SAL	AUD	03/09/2004	-3372		-23318.06	
CL	G3C	OS-SAL	AUD	15/09/2004	-227275		-1576635	
CL	G3C	OS-SAL	AUD	16/09/2004	-91861		-641022.2	
CL	G3C	OS-SAL	AUD	21/09/2004	-236893		-1678196	
						0		-834791.43
CL	M1C	OS-PUR	AUD	31/08/2004	4000		27857.72	
						4,000		27,858
TOTAL						4,000		-806,934
CM	EASS05	OS-PUR	AUD	30/07/2004	6634		34128.78	
CM	EASS05	OS-PUR	AUD	03/08/2004	11936		61596.41	
CM	EASS05	OS-PUR	AUD	03/08/2004	129		664.35	
CM	EASS05	OS-PUR	AUD	03/08/2004	10000		51605.57	
CM	EASS05	OS-PUR	AUD	04/08/2004	7800		39004.72	
CM	EASS05	OS-PUR	AUD	05/08/2004	5101		27335.55	
CM	EASS05	OS-PUR	AUD	06/08/2004	29100		162967.5	
CM	EASS05	OS-PUR	AUD	19/08/2004	20074		112982.8	
CM	EASS05	OS-PUR	AUD	19/08/2004	6870		38817.98	
CM	EASS05	OS-PUR	AUD	20/08/2004	4493		25364.55	
CM	EASS05	OS-PUR	AUD	24/08/2004	103500		655523.2	
CM	EASS05	OS-PUR	AUD	25/08/2004	63675		424785.3	
CM	EASS05	OS-SAL	AUD	02/09/2004	-15000		-104335.7	
CM	EASS05	OS-PUR	AUD	06/09/2004	13500		92112.65	
CM	EASS05	OS-PUR	AUD	07/09/2004	10800		75643.51	
						278412		1698197.2
CM	EASS15	OS-PUR	AUD	27/07/2004	1957		9844.86	
CM	EASS15	OS-PUR	AUD	29/07/2004	198		1017.72	
CM	EASS15	OS-PUR	AUD	29/07/2004	3324		17138.37	
CM	EASS15	OS-PUR	AUD	03/08/2004	2160		11168.45	
CM	EASS15	OS-PUR	AUD	05/08/2004	151		790.11	
CM	EASS15	OS-PUR	AUD	09/08/2004	41		224.68	
CM	EASS15	OS-PUR	AUD	09/08/2004	1703		9365.56	
CM	EASS15	OS-PUR	AUD	17/08/2004	1610		8876.22	
CM	EASS15	OS-PUR	AUD	18/08/2004	2351		13076.68	
CM	EASS15	OS-PUR	AUD	07/09/2004	1000		6983.89	
CM	EASS15	OS-PUR	AUD	07/09/2004	68		476	
CM	EASS15	OS-PUR	AUD	09/09/2004	200		1392	
CM	EASS15	OS-PUR	AUD	09/09/2004	3305		23147.65	
CM	EASS15	OS-PUR	AUD	14/09/2004	2086		14431.26	
CM	EASS15	OS-PUR	AUD	16/09/2004	2913		20365.67	
CM	EASS15	OS-PUR	AUD	20/09/2004	795		5534.35	
						23862		143833.47
CM	EASS19	OS-PUR	AUD	24/08/2004	122907		766963	
CM	EASS19	OS-PUR	AUD	25/08/2004	143519		951829.7	
CM	EASS19	OS-PUR	AUD	26/08/2004	61833		407587.7	
CM	EASS19	OS-PUR	AUD	27/08/2004	29269		195005.1	
CM	EASS19	OS-PUR	AUD	27/08/2004	11103		74390.1	
CM	EASS19	OS-PUR	AUD	31/08/2004	66426		458339.4	
CM	EASS19	OS-PUR	AUD	01/09/2004	24956		174034.8	
CM	EASS19	OS-PUR	AUD	03/09/2004	43039		298543.9	
CM	EASS19	OS-PUR	AUD	07/09/2004	2988		20944.51	
CM	EASS19	OS-PUR	AUD	21/09/2004	2618		18776.75	
CM	EASS19	OS-PUR	AUD	23/09/2004	3051		22092.39	

						511,709		3,388,507
TOTAL						813,983		5,230,538
CP	AMPEQ	OS-PUR	AUD	27/07/2004	2425		12076.32	
CP	AMPEQ	OS-PUR	AUD	28/07/2004	11465		58514.44	
CP	AMPEQ	OS-PUR	AUD	29/07/2004	1560		7945.1	
CP	AMPEQ	OS-PUR	AUD	30/07/2004	5750		29400.14	
CP	AMPEQ	OS-PUR	AUD	20/09/2004	6313		43946.65	
CP	AMPEQ	OS-PUR	AUD	21/09/2004	5272		36919.28	
CP	AMPEQ	OS-PUR	AUD	21/09/2004	73550		523321.9	
CP	AMPEQ	OS-PUR	AUD	22/09/2004	23880		171334.1	
CP	AMPEQ	OS-PUR	AUD	23/09/2004	16704		120635.6	
CP	AMPEQ	OS-PUR	AUD	24/09/2004	33212		244017.8	
CP	AMPEQ	OS-PUR	AUD	27/09/2004	26362		193445.8	
						206293		1441557.2
CP	ASBAE	OS-PUR	AUD	21/09/2004	2017		14350.44	
CP	ASBAE	OS-PUR	AUD	21/09/2004	145		1015.36	
CP	ASBAE	OS-PUR	AUD	22/09/2004	650		4702.72	
CP	ASBAE	OS-PUR	AUD	23/09/2004	458		3307.45	
CP	ASBAE	OS-PUR	AUD	24/09/2004	911		6692.95	
CP	ASBAE	OS-PUR	AUD	27/09/2004	723		5305.08	
						4904		35374
CP	CEQU	OS-PUR	AUD	27/07/2004	761		3789.73	
CP	CEQU	OS-PUR	AUD	28/07/2004	3598		18363.27	
CP	CEQU	OS-PUR	AUD	29/07/2004	490		2495.57	
CP	CEQU	OS-PUR	AUD	30/07/2004	1805		9229.08	
CP	CEQU	OS-PUR	AUD	20/09/2004	1981		13790.32	
CP	CEQU	OS-PUR	AUD	21/09/2004	20389		145071.5	
CP	CEQU	OS-PUR	AUD	21/09/2004	1462		10238.24	
CP	CEQU	OS-PUR	AUD	22/09/2004	6565		47500.36	
CP	CEQU	OS-PUR	AUD	23/09/2004	4631		33444.89	
CP	CEQU	OS-PUR	AUD	24/09/2004	9207		67646.4	
CP	CEQU	OS-PUR	AUD	27/09/2004	7308		53626.5	
						58197		405195.88
CP	CIMP	OS-PUR	AUD	27/07/2004	10270		51143.86	
CP	CIMP	OS-PUR	AUD	28/07/2004	59927		305852.1	
CP	CIMP	OS-PUR	AUD	29/07/2004	8155		41533.56	
CP	CIMP	OS-PUR	AUD	30/07/2004	30054		153668.2	
CP	CIMP	OS-PUR	AUD	20/09/2004	32720		227773.5	
CP	CIMP	OS-PUR	AUD	21/09/2004	344690		2452533	
CP	CIMP	OS-PUR	AUD	21/09/2004	24709		173034.8	
CP	CIMP	OS-PUR	AUD	22/09/2004	110978		802969.5	
CP	CIMP	OS-PUR	AUD	23/09/2004	79483		574023	
CP	CIMP	OS-PUR	AUD	24/09/2004	168914		1241058	
CP	CIMP	OS-PUR	AUD	27/09/2004	134076		983857.2	
						1003976		7007447.3
CP	MACEQ	OS-PUR	AUD	27/07/2004	156		776.82	
CP	MACEQ	OS-PUR	AUD	28/07/2004	737		3761.23	
CP	MACEQ	OS-PUR	AUD	29/07/2004	100		509.27	
CP	MACEQ	OS-PUR	AUD	30/07/2004	370		1891.72	
CP	MACEQ	OS-PUR	AUD	15/09/2004	8000		55683.4	
CP	MACEQ	OS-PUR	AUD	20/09/2004	406		2826.11	
CP	MACEQ	OS-PUR	AUD	21/09/2004	372		2604.92	
CP	MACEQ	OS-PUR	AUD	21/09/2004	5191		36932.63	

CP	MACEQ	OS-PUR	AUD	22/09/2004	1671		12089.59	
CP	MACEQ	OS-PUR	AUD	23/09/2004	1179		8514.16	
CP	MACEQ	OS-PUR	AUD	24/09/2004	2344		17220.95	
CP	MACEQ	OS-PUR	AUD	27/09/2004	1860		13647.93	
						22386		156458.73
CP	MACSN	OS-PUR	AUD	29/07/2004	18508		95595.95	
CP	MACSN	OS-PUR	AUD	30/07/2004	9259		47584.08	
CP	MACSN	OS-PUR	AUD	03/08/2004	21326		110459.4	
CP	MACSN	OS-PUR	AUD	04/08/2004	45065		232476.5	
CP	MACSN	OS-PUR	AUD	11/08/2004	1076		5962.47	
CP	MACSN	OS-PUR	AUD	17/08/2004	1094		6030.48	
CP	MACSN	OS-PUR	AUD	18/08/2004	5721		31979.8	
CP	MACSN	OS-PUR	AUD	19/08/2004	1038		5841.27	
CP	MACSN	OS-PUR	AUD	20/08/2004	1767		9937.46	
CP	MACSN	OS-SAL	AUD	24/08/2004	-5986		-38461.44	
CP	MACSN	OS-SAL	AUD	26/08/2004	-6916		-45426.57	
CP	MACSN	OS-SAL	AUD	03/09/2004	-11684		-80804.32	
CP	MACSN	OS-SAL	AUD	15/09/2004	-32809		-227620.1	
CP	MACSN	OS-SAL	AUD	16/09/2004	-13261		-92545.71	
CP	MACSN	OS-SAL	AUD	21/09/2004	-34198		-242286.5	
						0		-181277.25
CP	NOME	OS-PUR	AUD	29/07/2004	11013		56867.57	
CP	NOME	OS-PUR	AUD	05/08/2004	48301		261404.8	
CP	NOME	OS-SAL	AUD	21/09/2004	-18413		-131566.3	
						40901		186706.14
CP	OSFEQ	OS-PUR	AUD	04/08/2004	188344		971693.5	
CP	OSFEQ	OS-PUR	AUD	05/08/2004	142189		768977.7	
CP	OSFEQ	OS-PUR	AUD	06/08/2004	142120		794334.2	
CP	OSFEQ	OS-PUR	AUD	09/08/2004	39656		218213.9	
CP	OSFEQ	OS-PUR	AUD	10/08/2004	10264		57472.4	
CP	OSFEQ	OS-SAL	AUD	24/08/2004	-19555		-125634.4	
CP	OSFEQ	OS-SAL	AUD	03/09/2004	-7445		-51483.68	
CP	OSFEQ	OS-PUR	AUD	10/09/2004	6112		42277.2	
CP	OSFEQ	OS-SAL	AUD	15/09/2004	-29859		-207135.6	
CP	OSFEQ	OS-SAL	AUD	16/09/2004	-12069		-84219.61	
CP	OSFEQ	OS-SAL	AUD	21/09/2004	-31123		-220481.4	
						428634		2164014.2
CP	QCSF	OS-PUR	AUD	27/07/2004	250		1244.98	
CP	QCSF	OS-PUR	AUD	28/07/2004	1535		7834.25	
CP	QCSF	OS-PUR	AUD	29/07/2004	209		1064.44	
CP	QCSF	OS-PUR	AUD	30/07/2004	770		3937.06	
CP	QCSF	OS-PUR	AUD	20/08/2004	4000		22520	
CP	QCSF	OS-PUR	AUD	20/09/2004	927		6453.11	
CP	QCSF	OS-PUR	AUD	21/09/2004	9761		69451.33	
CP	QCSF	OS-PUR	AUD	21/09/2004	700		4902.02	
CP	QCSF	OS-PUR	AUD	22/09/2004	3143		22740.85	
CP	QCSF	OS-PUR	AUD	23/09/2004	2233		16126.63	
CP	QCSF	OS-PUR	AUD	24/09/2004	5224		38382.18	
CP	QCSF	OS-PUR	AUD	27/09/2004	4147		30430.92	
						32899		225087.77
CP	WEQC	OS-PUR	AUD	29/07/2004	80680		416757.8	
CP	WEQC	OS-PUR	AUD	30/07/2004	40539		208357.2	
CP	WEQC	OS-PUR	AUD	03/08/2004	93454		484093.3	
CP	WEQC	OS-PUR	AUD	04/08/2004	195537		1013962	
CP	WEQC	OS-PUR	AUD	11/08/2004	4813		26672.73	
CP	WEQC	OS-PUR	AUD	17/08/2004	7232		39868.61	

CP	WEQC	OS-PUR	AUD	18/08/2004	25594		143080.3	
CP	WEQC	OS-PUR	AUD	19/08/2004	4177		23507.81	
CP	WEQC	OS-PUR	AUD	20/08/2004	11302		63567.03	
CP	WEQC	OS-SAL	AUD	24/08/2004	-26890		-172759.3	
CP	WEQC	OS-SAL	AUD	26/08/2004	-30908		-202996.1	
CP	WEQC	OS-SAL	AUD	03/09/2004	-49940		-345345.2	
CP	WEQC	OS-SAL	AUD	15/09/2004	-145754		-1011113	
CP	WEQC	OS-SAL	AUD	16/09/2004	-58913		-411105.3	
CP	WEQC	OS-SAL	AUD	21/09/2004	-151923		-1076252	
						0		-799704.34
CP	WEQI	OS-SAL	AUD	31/08/2004	-13400		-92862	
CP	WEQI	OS-SAL	AUD	22/09/2004	-21800		-156384.5	
						-35200		-249246.48
CP	WEQU	OS-PUR	AUD	27/07/2004	8956		44600.24	
CP	WEQU	OS-PUR	AUD	28/07/2004	42347		216128.3	
CP	WEQU	OS-PUR	AUD	29/07/2004	5763		29351.06	
CP	WEQU	OS-PUR	AUD	30/07/2004	21236		108581.1	
CP	WEQU	OS-PUR	AUD	20/09/2004	23319		162330.4	
CP	WEQU	OS-PUR	AUD	21/09/2004	18163		127193.7	
CP	WEQU	OS-PUR	AUD	21/09/2004	253373		1802796	
CP	WEQU	OS-PUR	AUD	22/09/2004	81578		590248.9	
CP	WEQU	OS-PUR	AUD	23/09/2004	57545		415587.6	
CP	WEQU	OS-PUR	AUD	24/09/2004	114413		840624.3	
CP	WEQU	OS-PUR	AUD	27/09/2004	90815		666405.5	
						717508		5003847.1
CP	WIMP	OS-PUR	AUD	27/07/2004	16579		82562.24	
CP	WIMP	OS-PUR	AUD	28/07/2004	93313		476245.8	
CP	WIMP	OS-PUR	AUD	29/07/2004	12698		64671.13	
CP	WIMP	OS-PUR	AUD	30/07/2004	46798		239281.4	
CP	WIMP	OS-SAL	AUD	20/08/2004	-4000		-22520	
CP	WIMP	OS-PUR	AUD	20/09/2004	48720		339154.2	
CP	WIMP	OS-PUR	AUD	21/09/2004	513239		3651791	
CP	WIMP	OS-PUR	AUD	21/09/2004	36791		257643.7	
CP	WIMP	OS-PUR	AUD	22/09/2004	165245		1195613	
CP	WIMP	OS-PUR	AUD	23/09/2004	115349		833045.7	
CP	WIMP	OS-PUR	AUD	24/09/2004	217672		1599297	
CP	WIMP	OS-PUR	AUD	27/09/2004	172777		1267847	
						1435181		9984631.9
CP	WISH	OS-PUR	AUD	27/07/2004	6927		34495.96	
CP	WISH	OS-PUR	AUD	28/07/2004	32754		167168.1	
CP	WISH	OS-PUR	AUD	29/07/2004	4458		22704.67	
CP	WISH	OS-PUR	AUD	30/07/2004	16427		83992.37	
CP	WISH	OS-PUR	AUD	20/09/2004	18037		125560.8	
CP	WISH	OS-PUR	AUD	21/09/2004	172790		1229433	
CP	WISH	OS-PUR	AUD	21/09/2004	12386		86737.91	
CP	WISH	OS-PUR	AUD	22/09/2004	55632		402519.4	
CP	WISH	OS-PUR	AUD	23/09/2004	39243		283411.3	
CP	WISH	OS-PUR	AUD	24/09/2004	78024		573264.1	
CP	WISH	OS-PUR	AUD	27/09/2004	61932		454460.5	
						498,610		3,463,748
TOTAL						**4,414,289**		**28,984,636**
	OSFT	OS-PUR	AUD	27/07/2004	11310		56025.05	
	OSFT	OS-PUR	AUD	28/07/2004	13142		66121.93	

OSFT	OS-PUR	AUD	29/07/2004	23622		121999.1
OSFT	OS-PUR	AUD	29/07/2004	566		2909.24
OSFT	OS-PUR	AUD	30/07/2004	7682		39613.92
OSFT	OS-PUR	AUD	04/08/2004	8448		43687.58
OSFT	OS-PUR	AUD	06/08/2004	906		4741.36
OSFT	OS-PUR	AUD	09/08/2004	12115		67666.85
OSFT	OS-PUR	AUD	10/08/2004	121		663.08
OSFT	OS-PUR	AUD	10/08/2004	4982		27402.19
OSFT	OS-PUR	AUD	13/08/2004	3937		21630.51
OSFT	OS-PUR	AUD	18/08/2004	15888		87606.5
OSFT	OS-PUR	AUD	19/08/2004	23531		130903.2
OSFT	OS-SAL	AUD	20/08/2004	-38100		-215007.4
OSFT	OS-PUR	AUD	20/08/2004	929		5202.4
OSFT	OS-SAL	AUD	23/08/2004	-33595		-188954.7
OSFT	OS-SAL	AUD	25/08/2004	-185705		-1137093
OSFT	OS-PUR	AUD	01/09/2004	773		5380.08
OSFT	OS-PUR	AUD	01/09/2004	452		3120.18
OSFT	OS-PUR	AUD	03/09/2004	3071		21404.87
OSFT	OS-PUR	AUD	03/09/2004	2952		20620.71
OSFT	OS-PUR	AUD	08/09/2004	1034		7238
OSFT	OS-PUR	AUD	08/09/2004	15142		105765.9
OSFT	OS-PUR	AUD	09/09/2004	22778		159324.2
OSFT	OS-PUR	AUD	09/09/2004	70		490
OSFT	OS-PUR	AUD	10/09/2004	1155		8038.8
OSFT	OS-PUR	AUD	10/09/2004	19093		133744.1
OSFT	OS-PUR	AUD	15/09/2004	22767		157529.2
OSFT	OS-PUR	AUD	17/09/2004	19376		135151.7
OSFT	OS-PUR	AUD	17/09/2004	17387		121576
OSFT	OS-PUR	AUD	21/09/2004	7447		51849.62
OSFT	OS-PUR	AUD	23/09/2004	13287		95267.79
OSFT	OS-PUR	AUD	24/09/2004	14094		101617.7
					30,657	263,236
TOTAL					30,657	263,236
GRAND TOTAL					**5,269,937**	**33,103,670**


ARISTOCRAT

APPOINTMENT OF COMPANY SECRETARY

Aristocrat Leisure Limited (ASX;ALL) announced the appointment of John Carr-Gregg as Company Secretary.

Aristocrat will adopt a 'dual' company secretary structure moving forward with both Bruce Yahl and John Carr-Gregg acting as Company Secretary.

John Carr-Gregg has been with Aristocrat since June 1998 and has occupied the position of Commercial Manager until his appointment as Company Secretary.

Inquiries: John Carr-Gregg on 9413 6666

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	-	75,000
4	Total consideration paid or payable for the shares	-	$588,053

+ See chapter 19 for defined terms.

	Before previous day	Previous day
If buy-back is an on-market buy-back	highest price paid: - date: lowest price paid: - date:	highest price paid: $7.90 lowest price paid: $7.77 highest price allowed under rule 7.33: $8.10

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The Company has not disclosed an intention to buy back a maximum number of shares. The Company intends to buy back up to $100m of shares.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date:.7Oct, 2004.......................
(~~Director~~/Company secretary)

Print name: John Carr-Gregg................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	75,000	125,000
4	Total consideration paid or payable for the shares	$588,053	$983,838

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$7.90
	date:	6/10/2004		
	lowest price paid:	$7.77	lowest price paid:	$7.81
	date:	6/10/2004		
			highest price allowed under rule 7.33:	$8.16

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 08 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	200,000	100,000
4	Total consideration paid or payable for the shares	$1,571,890	$787,970

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$7.90
	date:	6/10/2004		
	lowest price paid:	$7.77	lowest price paid:	$7.84
	date:	6/10/2004		
			highest price allowed under rule 7.33:	$8.19

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.


ARISTOCRAT

ARISTOCRAT RATING RAISED TO 'BB' BY S&P

Sydney, 12 October 2004

Aristocrat Leisure Limited (ASX:ALL) announced today that Standard & Poor's Ratings Services has raised its corporate credit rating to 'BB', from 'BB-'.

Standard & Poor's Ratings Services said that the *"outlook is positive"*, adding that *"the rating on Aristocrat reflects the company's leading position in the Australian gaming equipment market, and an increasingly diversified business profile by geographic region."* The S&P upgrade was *"reflecting an improved performance in Aristocrat's U.S. operations, greater control over working capital, and restoration of a conservative financial profile"*.

"Generating A$108.4 million EBIT for the six months to June 30, 2004, following A$86.8 million EBIT before significant items for the year ended Dec. 31, 2003, the group is starting to show evidence of a turnaround and improvement in operating performance."

"License approvals, product quality improvements, better sales practices, and control over inventory have lifted cash flows and resulted in significant debt reduction. With net debt falling to A$10.9 million at June 30, 2004, from A$292.1 million at Dec. 31, 2002, and annualized debt to EBITDA now at less than 1.0x, Aristocrat has returned to a conservative financial profile, and has ample capacity to fund a share buyback program of up to A$100 million without jeopardizing the rating. Aristocrat has no liquidity or refinancing risks, with its US$130 million subordinated convertible bonds due in 2006 being currently in the money, and if not converted, easily met from available liquidity."

Andrew Lally, Credit Analyst in Standard & Poor's Corporate & Infrastructure Ratings group said: *"Growth in the U.S. business is a key driver of the improvement, with the installed base of participation games increasing to 4,051 from 2,755 in the six months to June 30, 2004, and providing a stable source of cash flow."*

"Although sales growth in the U.S. could dampen somewhat in the next 12 months, with consolidation among casino operators, the outlook for gaming is generally positive, and should provide further opportunities for Aristocrat to increase its market share."

"Achieving profitable growth while increasing market share against industry leader International Game Technology (IGT) will be challenging; however, Aristocrat's demonstrated expertise in the video slot machine market, growing library of games, and ability to offer games on a WAP basis, provides a solid platform to compete against IGT," said Mr. Lally.

"Despite Aristocrat's still strong market position in the Australian and New Zealand markets, an effective cap on electronic gaming machine numbers is limiting growth opportunities to the replacement cycle. Sales in Australia fell 12% in the first half of fiscal 2004 over the previous corresponding period, and are not likely to improve for the full year."

"Nevertheless, Aristocrat has been achieving greater cost efficiencies to offset falling sales, and should be able to stem the impact on cash flows by moving existing customers to higher value features or participation contracts."

"The positive outlook reflects an improving position in the U.S., underpinned by higher sales of standalone and participation machines, and conservative financial profile. Further evidence of a sustained recovery in the U.S. operations, a conservative approach to offshore growth in Europe and Asia, and maintenance of a sound financial profile, could see the rating raised to 'BB+'."

Enquiries: Margot McKay 0412132769

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	300,000	90,000
4	Total consideration paid or payable for the shares	$2,359,860	$676,962

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$7.67
	date:	6/10/2004		
	lowest price paid:	$7.77	lowest price paid:	$7.35
	date:	6/10/2004		
			highest price allowed under rule 7.33:	$8.19

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,002,839	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,872,834	Unquoted Executive Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

Not applicable

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 14 October 2004
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 14 October, 2004	
Number & Class of Securities	(a) 30,000 ordinary shares; (b) 60,000 ordinary shares; (c) 50,000 ordinary shares; (d) 30,000 ordinary shares; (e) 50,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $3.9125 per share; (c) $5.9531 per share; (d) $3.9125 per share. (e) $3.9125 per share
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 23 September, 2004; (b) 11 October, 2004; (c) 11 October, 2004; (d) 12 October, 2004; (e) 14 October, 2004.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	390,000	100,000
4	Total consideration paid or payable for the shares	$3,036,822	$736,650

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.90 date: 6/10/2004 lowest price paid: $7.35 date: 13/10/2004	highest price paid: $7.50 lowest price paid: $7.30 highest price allowed under rule 7.33: $8.13

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.
Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	490,000	100,000
4	Total consideration paid or payable for the shares	$3,773,472	$727,309

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$7.36
	date:	6/10/2004		
	lowest price paid:	$7.30	lowest price paid:	$7.15
	date:	14/10/2004		
			highest price allowed under rule 7.33:	$8.01

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... (~~Director~~/Company secretary) Date: 18 October 2004

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	590,000	130,000
4	Total consideration paid or payable for the shares	$4,500,781	$949,050

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.90 date: 6/10/2004 lowest price paid: $7.15 date: 15/10/2004	highest price paid: $7.37 lowest price paid: $7.25 highest price allowed under rule 7.33: $7.92

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ....
(~~Director~~/Company secretary)

Date: 19 October 2004

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	720,000	100,000
4	Total consideration paid or payable for the shares	$5,449,831	$727,244

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.90 date: 6/10/2004 lowest price paid: $7.15 date: 15/10/2004	highest price paid: $7.35 lowest price paid: $7.19 highest price allowed under rule 7.33: $7.82

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	820,000	200,000
4	Total consideration paid or payable for the shares	$6,177,075	$1,438,162

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.90 date: 6/10/2004 lowest price paid: $7.15 date: 15/10/2004	highest price paid: $7.29 lowest price paid: $7.08 highest price allowed under rule 7.33: $7.72

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.
Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,020,000	25,000
4	Total consideration paid or payable for the shares	$7,615,237	$182,478

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$7.30
	date:	6/10/2004		
	lowest price paid:	$7.08	lowest price paid:	$7.29
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$7.67

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 October 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,042,839	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,832,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 26 October 2004
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 26 October, 2004	
Number & Class of Securities	(a) 20,000 ordinary shares; (b) 20,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $5.9531 per share; (b) $3.9125 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 15 October, 2004; (b) 26 October, 2004.



ARISTOCRAT LEISURE LIMITED
FULL YEAR TRADING UPDATE

Aristocrat Leisure Limited (ASX:ALL) today announced that based on preliminary, unaudited management results for October 2004 and current trading momentum, the Company expects to report a full year profit after tax for the year ending 31 December 2004 in the range of $150 million - $170 million. This compares with previous guidance of $115 million - $135 million given at the Company's half-year results in August.

The full year result remains subject to a number of variables, including:

- Confirmation of the final, actual management results for October 2004;
- Final sales of the Company's newly released Japanese game "Kyojin-no-hoshi 2". At this stage, sales of 25,000 – 30,000 units are anticipated;
- The timing of product approvals in a number of jurisdictions;
- Trading in November and December;
- Any unforeseen hardware/software warranty issues; and
- Board, management and audit review of the final full year financial results.

Commenting on the trading update, the Chief Executive Officer of Aristocrat, Mr Paul Oneile, said today: "The Company has continued to build on its core competencies while developing new opportunities in traditional as well as emerging markets. It is our intention to build on our strengths as we reinforce our objective of being the leading global provider of gaming solutions."

The Company will release its full year results on 22 February 2005.

Sydney, Australia, 27 October 2004

Media Inquiries: Margot McKay on 0412 132 769



NOMINATION OF TWO NON-EXECUTIVE DIRECTORS

Sydney, 1 November 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced today that Ms Sally Pitkin and Mr Roger Davis have been nominated for appointment to the Board of the Company.

Appointment to the position of Director of Aristocrat is subject to regulatory approval and for this reason this announcement refers to the nomination of 'Directors elect'.

The Chairman, David Simpson, said: "I am pleased to announce the nomination of Sally Pitkin and Roger Davis and welcome them to the Board."

"Sally Pitkin is a former partner of Clayton Utz in Brisbane and has been a Director of a number of prominent Australian companies. She is currently a Director of Australian Hospitality and Leisure Group Limited and Ceramic Fuel Cells Limited. Sally is a respected corporate lawyer and a member of the Company Law Committee of the Queensland Law Society and Law Council of Australia."

"Roger Davis has had a distinguished career at Citicorp and CitiGroup Inc., in the United States and Japan, and at the ANZ Banking Group Limited in Sydney. Roger is currently Consulting Director-Investment Banking at N M Rothschild's and Sons (Australia Ltd) in Sydney."

Mr Simpson went on to say: "The Board is confident that the new 'Directors elect' have the relevant experience and qualifications to make a significant contribution to the Company as we continue to develop our domestic and international business."

Enquiries: Margot McKay 0412132769


ARISTOCRAT

ADDITIONAL DISCLOSURES REGARDING FEES PAID TO DIRECTORS

Sydney, 3 November 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced today that the Company has reviewed its disclosure of Directors' emoluments and benefits over the last three years. As a result, Aristocrat wishes to make the following additional disclosures to those already made in its Annual Reports released in 2002 and 2003.

- In 2001-2002 Mr Bill Baker carried out additional duties for the Company over and above his normal Director's duties.

  This work was carried out at the request of the Company and for the Company's benefit. Mr Baker was paid a total of US$45,000 for this additional work. The work carried out by Mr Baker involved visits to about 20 gaming regulators in the United States and Canada.

- In 2002 the then Managing Director and CEO authorised the giving of watches to the Directors at that time and their spouses as well as to 16 senior executives.

  The gifts were given to celebrate the Company's 50th year in the gaming industry. The total cost to the Company was $114,500. Watches varied in individual retail value from $3,895 to $6,725, but the Company paid a lesser sum as a 33% discount was obtained on their purchase.

In the interests of good corporate governance the Company wishes to disclose these gifts now and will ensure that the monetary values of any such gifts in the future are disclosed as Director benefits in the Annual Report. It is not presently intended to make any such further gifts.

Enquiries: Margot McKay 0412132769

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on 29/10/2004

The previous notice was given to the company on 27/09/2004

The previous notice was dated 27/09/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	32,883,424	6.88%	37,999,242	7.95%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,227,175	0.26% see note 1 at the end of this form	1,446,005	0.30% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	34,110,599	7.14%	39,445,247	8.25%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,663,048 Fully paid ordinary shares	1,663,048
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	54,782 Fully paid ordinary shares	54,782
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	46,346 Fully paid ordinary shares	46,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	502,984 Fully paid ordinary shares	502,984
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,342,009 Fully paid ordinary shares	8,342,009
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	185,659 Fully paid ordinary shares	185,659
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	310,684 Fully paid ordinary shares	310,684
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	108,690 Fully paid ordinary shares	108,690
Commonwealth Managed MIC	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed MIC	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,735 Fully paid ordinary shares	17,735

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	377,779 Fully paid ordinary shares	377,779
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	119,585 Fully paid ordinary shares	119,585
OSF Equities	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	528,279 Fully paid ordinary shares	528,279
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	1,265,813 Fully paid ordinary shares	1,265,813
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	288,979 Fully paid ordinary shares	288,979
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	214,608 Fully paid ordinary shares	214,608
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	97,928 Fully paid ordinary shares	97,928
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,840 Fully paid ordinary shares	31,840
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	418,897 Fully paid ordinary shares	418,897
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,866,321 Fully paid ordinary shares	5,866,321

CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,099,221 Fully paid ordinary shares	13,099,221
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,458,055 Fully paid ordinary shares	4,458,055
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	741,849 Fully paid ordinary shares "*" See note 1 on the last page of this form.	741,849
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	52,853 Fully paid ordinary shares "*" See note 1 on the last page of this form.	52,853
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	651,303 Fully paid ordinary shares "*" See note 1 on the last page of this form.	651,303

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securities are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 3 day of November 2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 29/10/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
AOAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armaynald Investments Pty Limited (ACN 68291403)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Aux-Com Technologies Pty Ltd (ACN 71007S1)
Balga Pty Ltd (ACN 9642880)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CB-KNSN Pty Limited (ACN 4885447)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487588)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464628)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 811624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AFS Support Services Pty Ltd (ACN 85046073)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 5558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bannet Consultancy Services Limited (ACN 2032760)
Binya Pty Limited (ACN 9642899)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CB-MN Pty Limited (ACN 4454488)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489258)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 59340S3)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Planners Limited (ACN 3900169)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75753032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151357)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808985)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 678774S)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southeap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75753023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100330)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)

The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 3 pages referred to in the Notice of Substantial Shareholding dated 29 October 2004.

Colonial First State Inv Managers
Transaction listing for the period 28/09/2004 to 29/10/2004 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CF	LAISSN	OS-SAL	AUD	28/10/2004	-7921		-68952.31	
						-7921		-68952.31
CF	PET1SN	OS-SAL	AUD	28/10/2004	-8032		-69918.56	
						-8032		-69918.56
TOTAL						- 15,953	-	138,870.87
CL	B3C	OS-SAL	AUD	26/10/2004	-12000		-92132.4	
						-12000		-92132.4
CL	M3C	OS-SAL	AUD	26/10/2004	-24000		-184264.8	
						-24000		-184264.8
TOTAL						- 36,000	-	276,397.20
CM	EASS05	OS-PUR	AUD	20/10/2004	29883		218119.98	
CM	EASS05	OS-PUR	AUD	21/10/2004	10923		81649.33	
CM	EASS05	OS-PUR	AUD	22/10/2004	14647		112888.34	
CM	EASS05	OS-PUR	AUD	25/10/2004	26247		205901.12	
						81700		618558.77
CM	EASS15	OS-SAL	AUD	30/09/2004	-1254		-9568.05	
CM	EASS15	OS-SAL	AUD	07/10/2004	-68		-534.48	
CM	EASS15	OS-SAL	AUD	07/10/2004	-1110		-8713.03	
CM	EASS15	OS-PUR	AUD	15/10/2004	1035		7545.38	
CM	EASS15	OS-PUR	AUD	21/10/2004	681		5093.88	
CM	EASS15	OS-SAL	AUD	29/10/2004	-1748		-14940.58	
						-2464		-21116.88
CM	EASS19	OS-PUR	AUD	29/09/2004	2056		15495.2	
CM	EASS19	OS-PUR	AUD	13/10/2004	4603		34454.9	
CM	EASS19	OS-PUR	AUD	13/10/2004	28638		215185.76	
CM	EASS19	OS-PUR	AUD	15/10/2004	5336		38604.9	
CM	EASS19	OS-PUR	AUD	15/10/2004	9606		70201.14	
CM	EASS19	OS-PUR	AUD	20/10/2004	76953		554831.13	
CM	EASS19	OS-PUR	AUD	21/10/2004	3221		24145.07	
CM	EASS19	OS-PUR	AUD	22/10/2004	3818		29541.92	
CM	EASS19	OS-PUR	AUD	26/10/2004	123130		959199.58	
CM	EASS19	OS-PUR	AUD	27/10/2004	5550		47193.68	
CM	EASS19	OS-SAL	AUD	28/10/2004	-101422		-879671.86	
CM	EASS19	OS-SAL	AUD	29/10/2004	-21895		-189440.5	
						139594		919740.92
TOTAL						218,830		1,517,182.81
CP	AMPEQ	OS-PUR	AUD	28/09/2004	10342		77279.56	
CP	AMPEQ	OS-PUR	AUD	15/10/2004	9018		64952.23	
CP	AMPEQ	OS-PUR	AUD	19/10/2004	41567		299782.6	
CP	AMPEQ	OS-PUR	AUD	20/10/2004	28845		207033.41	
CP	AMPEQ	OS-PUR	AUD	28/10/2004	139596		1217261.43	
CP	AMPEQ	OS-PUR	AUD	29/10/2004	33500		286734.52	

						262868		2153043.75
CP	ASBAE	OS-PUR	AUD	28/09/2004	284		2122.03	
CP	ASBAE	OS-PUR	AUD	15/10/2004	247		1778.91	
CP	ASBAE	OS-PUR	AUD	19/10/2004	1140		8221.2	
CP	ASBAE	OS-PUR	AUD	20/10/2004	791		5677.01	
CP	ASBAE	OS-PUR	AUD	28/10/2004	9018		78631.05	
CP	ASBAE	OS-PUR	AUD	29/10/2004	1000		8558.92	
						12480		104989.12
CP	CEQU	OS-PUR	AUD	28/09/2004	2867		21423.36	
CP	CEQU	OS-PUR	AUD	15/10/2004	2500		18006.27	
CP	CEQU	OS-PUR	AUD	19/10/2004	11523		83104.26	
CP	CEQU	OS-PUR	AUD	20/10/2004	7996		57390.85	
CP	CEQU	OS-PUR	AUD	28/10/2004	31774		277065.7	
CP	CEQU	OS-PUR	AUD	29/10/2004	10000		85592.39	
						66660		542582.83
CP	CIMP	OS-PUR	AUD	28/09/2004	52599		393040.72	
CP	CIMP	OS-PUR	AUD	11/10/2004	19200		149664	
CP	CIMP	OS-PUR	AUD	15/10/2004	40917		294705.07	
CP	CIMP	OS-PUR	AUD	19/10/2004	198000		1427982.65	
CP	CIMP	OS-PUR	AUD	20/10/2004	131040		940532.41	
CP	CIMP	OS-PUR	AUD	28/10/2004	697000		6077761.66	
CP	CIMP	OS-PUR	AUD	29/10/2004	227000		1942947.4	
						1365756		11226633.91
CP	MACEQ	OS-PUR	AUD	28/09/2004	730		5454.51	
CP	MACEQ	OS-PUR	AUD	15/10/2004	636		4580.51	
CP	MACEQ	OS-PUR	AUD	19/10/2004	2934		21158.79	
CP	MACEQ	OS-PUR	AUD	20/10/2004	2036		14612.37	
CP	MACEQ	OS-PUR	AUD	28/10/2004	11043		96287.72	
CP	MACEQ	OS-PUR	AUD	29/10/2004	2400		20541.41	
						19779		162635.31
CP	NOME	OS-SAL	AUD	28/09/2004	-17687		-131996.24	
CP	NOME	OS-SAL	AUD	29/09/2004	-23214		-173952.24	
						-40901		-305948.48
CP	OSFEQ	OS-PUR	AUD	26/10/2004	82456		635310.48	
CP	OSFEQ	OS-PUR	AUD	28/10/2004	1236		10797.98	
CP	OSFEQ	OS-PUR	AUD	28/10/2004	15953		138870.87	
						99645		784979.33
CP	QCSF	OS-PUR	AUD	28/09/2004	1627		12157.6	
CP	QCSF	OS-PUR	AUD	11/10/2004	800		6236	
CP	QCSF	OS-PUR	AUD	15/10/2004	1043		7512.22	
CP	QCSF	OS-PUR	AUD	19/10/2004	7000		50484.24	
CP	QCSF	OS-PUR	AUD	20/10/2004	3120		22393.62	
CP	QCSF	OS-PUR	AUD	26/10/2004	19000		165677.87	
CP	QCSF	OS-PUR	AUD	29/10/2004	5300		45363.97	
						37890		309825.52
CP	WEQI	OS-SAL	AUD	19/10/2004	-18000		-130476.6	
						-18000		-130476.6
CP	WEQU	OS-PUR	AUD	28/09/2004	35627		266219.17	
CP	WEQU	OS-SAL	AUD	08/10/2004	-142091		-1113993.44	
CP	WEQU	OS-PUR	AUD	15/10/2004	31068		223767.56	
CP	WEQU	OS-PUR	AUD	19/10/2004	143194		1032719.94	
CP	WEQU	OS-PUR	AUD	20/10/2004	99368		713208.37	
CP	WEQU	OS-PUR	AUD	28/10/2004	433877		3783358.67	
CP	WEQU	OS-PUR	AUD	29/10/2004	117000		1001431.03	
						718043		5906711.3
CP	WIMP	OS-PUR	AUD	28/09/2004	67781		506486.68	

CP	WIMP	OS-SAL	AUD	11/10/2004	-20000		-155900	
CP	WIMP	OS-PUR	AUD	15/10/2004	64429		464050.47	
CP	WIMP	OS-PUR	AUD	19/10/2004	335000		2416031.25	
CP	WIMP	OS-PUR	AUD	20/10/2004	209040		1500373.14	
CP	WIMP	OS-PUR	AUD	28/10/2004	1074000		9365159.29	
CP	WIMP	OS-PUR	AUD	29/10/2004	342700		2933251.42	
						2072950		17029452.25
CP	WISH	OS-PUR	AUD	28/09/2004	24297		181556.88	
CP	WISH	OS-PUR	AUD	15/10/2004	21186		152592.36	
CP	WISH	OS-PUR	AUD	19/10/2004	97653		704276.71	
CP	WISH	OS-PUR	AUD	20/10/2004	67764		486372.39	
CP	WISH	OS-PUR	AUD	28/10/2004	231978		2022822.08	
CP	WISH	OS-PUR	AUD	29/10/2004	86100		736950.53	
						528978		4284570.95
TOTAL						5,126,148		42,068,999.19
	OSFT	OS-SAL	AUD	28/09/2004	-8,490		62179.51	
	OSFT	OS-SAL	AUD	29/09/2004	-2,908		21779.72	
	OSFT	OS-SAL	AUD	30/09/2004	-1,780		13579.41	
	OSFT	OS-SAL	AUD	05/10/2004	-3,793		29381.80	
	OSFT	OS-SAL	AUD	06/10/2004	-3,302		25862.69	
	OSFT	OS-SAL	AUD	07/10/2004	-228		1792.08	
	OSFT	OS-SAL	AUD	07/10/2004	-3,720		29196.03	
	OSFT	OS-SAL	AUD	12/10/2004	-26,249		132869.14	
	OSFT	OS-SAL	AUD	12/10/2004	-34,300		175738.76	
	OSFT	OS-PUR	AUD	15/10/2004	15,172		-110623.69	
	OSFT	OS-PUR	AUD	19/10/2004	4,533		-33111.01	
	OSFT	OS-PUR	AUD	20/10/2004	5,100		-36832.98	
	OSFT	OS-PUR	AUD	22/10/2004	10,100		-77864.36	
	OSFT	OS-SAL	AUD	26/10/2004	-5,712		44684.69	
	OSFT	OS-PUR	AUD	27/10/2004	152,700		-1324089.23	
						97,123		-1,045,457
	*6702388	OS-SAL	AUD	18/10/2004	-55500		-476745	
TOTAL						- 55,500		- 476,745.00
GRAND TOTAL						5,334,648		41,648,711

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aristocrat Leisure Limited

ACN/ARSN

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited and related companies

ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 25/10/2004

The previous notice was given to the company on: 25/08/2004

The previous notice was dated: 27/08/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary shares	24610098	5.16%	29771111	6.23%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer Annexure	B			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure B

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 02/ 11 /2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 2 page referred to in the Notice of a Change of Interests of Substantial Holder on 03-11-04

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
8/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
20/09/2004	ANZ	Buy of Units on ASX	1025050	800000	800000
5/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
20/09/2004	ANZ	Buy of Units on ASX	128131	100000	100000
6/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
8/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
12/10/2004	INGIM	Buy of Units on ASX	57267	45000	45000
20/09/2004	INGIM	Buy of Units on ASX	256256	200000	200000
6/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
12/10/2004	INGIM	Buy of Units on ASX	190881	150000	150000
20/09/2004	INGFM	Buy of Units on ASX	64066	50000	50000
8/10/2004	INGFM	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGFM	Buy of Units on ASX	5000	4274	4274
1/10/2004	INGNZAJ	Buy of Units on ASX	18070	14200	14200
15/09/2004	ANZMI	Sale of Units on ASX	11436	-9005	-9005
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
15/09/2004	ANZMI	Sale of Units on ASX	17151	-13505	-13505
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
15/09/2004	ANZMI	Sale of Units on ASX	23501	-18505	-18505
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
15/09/2004	ANZMI	Buy of Units on ASX	52089	41015	41015
8/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZ	Buy of Units on ASX	5000	4274	4274
5/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGIM	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGFM	Buy of Units on ASX	5000	4274	4274
5/10/2004	INGFM	Buy of Units on ASX	5000	4274	4274
6/10/2004	INGFM	Buy of Units on ASX	5000	4274	4274
8/10/2004	INGNZAJ	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
6/10/2004	ANZMI	Buy of Units on ASX	5000	4274	4274
13/09/2004	INGREIMA	Buy of Units on ASX	3181350	2500000	2500000
15/09/2004	INGREIMA	Buy of Units on ASX	401345	315385	315385
16/09/2004	INGREIMA	Buy of Units on ASX	216245	169932	169932
16/09/2004	INGREIMA	Buy of Units on ASX	2236691	1744083	1744083
17/09/2004	INGREIMA	Buy of Units on ASX	787798	619075	619075
20/09/2004	INGREIMA	Buy of Units on ASX	597185	469286	469286
21/09/2004	INGREIMA	Buy of Units on ASX	166339	130714	130714
22/09/2004	INGREIMA	Buy of Units on ASX	550	511	511
29/09/2004	INGREIMA	Buy of Units on ASX	1383592	1007782	1087782
30/09/2004	INGREIMA	Buy of Units on ASX	408070	320674	320674
1/10/2004	INGREIMA	Buy of Units on ASX	572643	450000	450000
4/10/2004	INGREIMA	Buy of Units on ASX	19553	15365	15365
6/10/2004	INGREIMA	Buy of Units on ASX	329141	258649	258649
8/10/2004	INGREIMA	Buy of Units on ASX	636270	500000	500000
11/10/2004	INGREIMA	Buy of Units on ASX	1654302	1300000	1300000
14/10/2004	INGREIMA	Buy of Units on ASX	1542617	1202764	1202784
14/10/2004	INGREIMA	Buy of Units on ASX	910374	710200	710200
15/10/2004	INGREIMA	Buy of Units on ASX	3987118	3100000	3100000

ANNEXURE "C"

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ANZ Managed Investments Limited as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	4,320,916	4,320,316
ING Group	ANZ Nominees Limited UFG Holdings Pty Ltd	ANZ Nominees Limited UFG Holdings Pty Ltd as Responsible Entity	As above	12057580	12057580
ING Group	ANZ Nominees Limited Custodian for Indigenous Land Corporation	ING Investment Management Limited as Responsible Entity	As above	48737	48737
ING Group	Citicorp Nominees Pty Limited Commonwealth Cash Fund 4	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	741843	741843
ING Group	Citicorp Nominees Pty Limited Custodian for Commonwealth Fixed Interest Fund 7	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Property Fund 3	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for AXP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	1,056,700	1,256,700
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	874003	874003
ING Group	Cogent Nominees Pty Limited Custodian for Workers Compensation	Cogent Nominees Pty Limited Custodian as Responsible Entity	As above	1440223	1449223
ING Group	ING Corporate Services Pty Limited	ING Corporate Services Pty Limited as Responsible Entity	As above	0	0
ING Group	ING Real Estate International Investments III BV	ING Real Estate International Investments as Responsible Entity	As above	0	0
ING Group	ING Real Estate Investment Management Australia Pty Limited	ING Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Blue Chip Pool	ING Funds Management Limited As Responsible Entity	As above	1865394	1865394
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Australia Share Fund	ING Funds Management Limited As Responsible Entity	As above	5728234	5728234
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Property Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Price Credit Pool Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Resources Opportunity Trust	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters of Charity	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Growth Trust Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Pool	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sustainable Investment Wholesale Australia Share Trust	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	JP Morgan Nominees Australia Limited Custodian for Sydney Diocesan Superannuation Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Tax Effective Income Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Fixed Interest Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	National Nominees Limited Custodian for Fiji National	ING Investment Management Limited as Responsible Entity	As above	311165	311169
ING Group	National Nominees Limited Custodian for Qantas Super Listed Property Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Premier Nominees as Custodian for AUNZ	ING Investment Management Limited as Responsible Entity	As above	105316	105315
ING Group	Premier Nominees Limited C/- Armstrong Jones (New Zealand)	Pacific Mutual Australia Limited as Responsible Entity	As above	0	0
ING Group	RBC Global Services Australia Nominees Pty Ltd Custodian for Navigator Australia Limited	ING Investment Management Limited as Responsible Entity	As above	107250	107250
ING Group	ING Group	ING Investment Management Limited as Responsible Entity	As above	250100	250100
ING Group	ING Group	ING Investment Management Limited as Responsible Entity	As above	220100	220100
				28,771,111	28,771,111

This is the annexure marked C of 2 pages referred to in the Notice of a Change of Interests of Substantial Shareholder signed by me and dated 03-11-04

SC Rouvray
Secretary

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees	GPO Box 2842AA. Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA. Melbourne VIC 3001	ANZ Nominees
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Chase Manhattan Nominees Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	Chase Manhattan Nominees Limited
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
CBA Custodial Services	PO Box 4122 Sydney NSW 2001	CBA Custodial Services
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Permanent Trustee Company Li	GPO Box 4270 Sydney NSW 2001	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited
Premier Nominees Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7148 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 October 2004 (10,000) 29 October 2004 (20,000) 1 November (10,000) 5 November (10,000) 9 November (10,000)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,057,839	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,772,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder_ approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 November 2004
(Company Secretary)

Print name: Bruce J Yahl

== == == == ==

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED

ACN/ABN: 44 002 818 368

Corporate key: 94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413 6643

Postal address: 71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet: [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: JOHN CARR-GREGG

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed
[ ][ ]/[ ][ ]/[ ][ ]
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)

- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	655,000	$4,133,579.50

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	otal $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares — S.254J
  - [ ] Redeemed out of profits
  - [ ] Redeemed out of proceeds of a fresh issue of shares
- Capital reduction — S.256A – S.256E
  - [ ] Single shareholder company
  - [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- Share buy-back — ss.257H(3)
  - [ ] Minimum holding buy-back by listed company
  - [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- [ ] Forfeited shares — S.258D
- Shares returned to a public company — ss.258E(2) & (3)
  - [ ] Under section 651C, 724(2), 737 or 738
  - [ ] Under section 1325A (court order)
- [ ] Other
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	390,000	$3,036,822.

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

18/10/04
[D D] [M M] [Y Y]

...sue of shares

...details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* *Public companies are not required to provide these details*

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

ontinued... Further changes to the register of members

is section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]


ARISTOCRAT

SHAREHOLDER MEETING CALLED TO APPROVE LONG TERM INCENTIVE FOR MANAGING DIRECTOR

Sydney, 19 November 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced today that the Company has convened a special meeting of shareholders to take place on 21 December, 2004 to consider the Board's proposal that Mr. Paul Oneile be permitted to participate in Aristocrat's Long Term Incentive Plan for senior staff.

This Long Term Incentive Plan was introduced in 2004 after Mr. Oneile joined the Company as Managing Director and CEO last December.

The Chairman, Mr David Simpson, said: "Although the Company does not generally convene shareholders' meetings to consider remuneration issues for employees, the Board believes that it is unfair that Mr. Oneile, who has been instrumental in the success of the Company over the past year, should be the only senior employee who cannot participate in the Company's 2004 Long Term Incentive Plan.

It was always intended that Mr Oneile should participate in the Plan this year and the only way to achieve this is to now put the matter to shareholders in accordance with the Listing Rules.

The Board has decided that the appropriate level of participation for Mr Oneile is the grant of 380,000 performance share rights under the Company's Long Term Incentive Plan for senior staff," Mr Simpson went on to say.

The Plan Rules require senior staff to remain with the Company for the applicable three year Performance Period and require Performance

Criteria to be satisfied in order for these shares or part of them to vest. The Board believes that it is evident from Aristocrat's results over the past year that an allocation of this nature is appropriate and therefore proposes to seek shareholder approval of the allocation in December.

The Company will to release an updated summary of Mr Oneile's salary package following the meeting of shareholders and also following the outcome of Mr Oneile's annual salary review scheduled for December 2004.

Pursuant to the ASX Listing Rules, the Directors of the Company and their associates will not be voting on this resolution at this meeting of shareholders and an announcement to this effect will be made at the beginning of the meeting.

Enquiries: Margot McKay 0412132769

aristocrat



NOTICE OF SPECIAL GENERAL MEETING and EXPLANATORY STATEMENT

19 November 2004

Aristocrat Leisure Limited ABN 44 002 818 368

Notice of Special General Meeting

Notice is given that a Special General Meeting of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date	Tuesday, 21 December 2004
Time	10.00 am
Location	Ballroom 1, Star City 80 Pyrmont Street, Pyrmont NSW 2009

Business

Approval of Participation by Mr Paul Oneile in the Long Term Performance Share Plan ("PSP")

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

Resolution

"That Mr Paul Oneile, Managing Director and CEO, be allocated 380,000 performance share rights pursuant to Aristocrat's Long Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

Short Explanation

A summary of information relevant to the proposed resolution is set out in the Explanatory Statement.

When Mr Paul Oneile was appointed CEO in December 2003, no long term incentive arrangements were at that time agreed but the Board intended that such arrangements be put in place for 2004.

Mr Paul Oneile has made a significant contribution to the Company's turnaround which, in turn, has contributed to the improvement in the Company's share price and shareholder wealth.

During 2004, the Company discontinued its Employee Share Option Plan ("ESOP"), approved by shareholders in 1998. A new Long Term Performance Share Plan ("PSP") was introduced during the year for senior employees.

This proposal for a long term incentive grant of "performance shares" under the PSP for the 2004 year is, accordingly, now brought before shareholders for consideration.

A summary of the PSP is set out in the Explanatory Statement.

If this resolution is passed, the grant of rights to shares will be part of Mr Paul Oneile's remuneration for 2004; however, the allocation of the shares to Mr Paul Oneile will depend on the Company's performance over a three year period commencing on 1 January 2004.

Voting Exclusion Statement

The Company will disregard any votes cast on the Resolution by Mr Paul Oneile and/or his associates.

The Company need not disregard a vote if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Determination of Entitlement to Attend and Vote

For the purposes of determining entitlement to vote at this meeting, shares will be taken to be held by the persons who are registered as members at 10.00am Sydney time on Sunday, 19 December 2004.

By order of the Board



John Carr-Gregg
Company Secretary
Sydney
19 November 2004



[illegible]

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the Corporations Act and the Member's constitution.

A proxy need not be a Member of Aristocrat Leisure Limited.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail, (address the envelope to:
  Aristocrat Leisure Limited,
  C/- ASX Perpetual Registrars Limited,
  Locked Bag A14, PO Sydney South,
  New South Wales 1232, Australia); or
- by fax directed to the Company Secretary,
  Aristocrat Leisure Limited and sent to fax number
  02 9420 1352 or sent to the Registrars' fax number
  02 9261 8489; or
- by delivery to:
  - the registered office of
    Aristocrat Leisure Limited,
    71 Longueville Road, Lane Cove,
    New South Wales 2066, Australia
    marked for the attention of the Company Secretary; or
  - the Share Registry –
    ASX Perpetual Registrars Limited,
    Level 8, 580 George Street, Sydney,
    New South Wales 2000, Australia.

A proxy [illegible] must be [illegible] not later than 48 hours before the time for holding the meeting, otherwise [illegible] will be invalid.

A proxy form which is signed under power of attorney or other authority must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority, certified as a true copy by statutory declaration, unless it has previously been produced to the share registry.

A separate proxy form is attached. Please read the notes on the form before completing it.

Expla[illegible]ry [illegible]

Approval [illegible] Paul [illegible] in the Long Term Performance Share Plan ("P[illegible]")

Approval Sought

Approval is sought from shareholders to the offer of performance share rights (and the subsequent issue of shares) to Mr Paul Oneile pursuant to the PSP, which is summarised below.

Discontinuation of ESOP

The Company's existing Employee Share Option Plan ("ESOP"), approved by shareholders for senior staff in 1998, was discontinued during 2004 and no further options are to be issued pursuant to that plan.

Options already issued pursuant to that plan will still be exercisable, subject to the ESOP Rules, moving forward, but no further options will be issued to staff under ESOP. Mr Paul Oneile holds no ESOP options and has never been offered ESOP options.

Summary of Performance Share Plan ("PSP") Rules

The PSP is an employee incentive scheme, introduced in 2004, intended to provide an incentive to senior employees to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism in line with the guidelines and expectations of shareholders and to provide senior employees with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of senior employees with the interests of shareholders.

To achieve this aim, the PSP provides for employees to be offered conditional entitlements to fully paid ordinary shares in the Company ("Shares") such that Shares may be offered and issued to senior employees, subject to meeting performance criteria specified by the Board ("Performance Criteria") within a set performance period ("Performance Period").

[illegible]

If the Performance Criteria are satisfied at the end of the Performance Period, the PSP provides for shares to be "allocated" to the employee and registered in the employee's name subject to disposal restrictions until the employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the PSP.

Shares allocated to the employee under the PSP may be forfeited by the employee, but only in limited circumstances such as where the employee acts fraudulently or dishonestly.

[illegible]

The PSP permits the Company, in its discretion, to issue or acquire Shares on-market which are then registered in the employee's name or in the name of an agent or trustee on behalf of the employee prior to the employee becoming entitled to be allocated the Shares, i.e. prior to Performance Criteria being satisfied. These are called Unallocated Shares. The rights of an employee to Unallocated Shares will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

c) Total S[illegible] Return Target

Shares will be issued (without the need for any action by the employee) upon the Company achieving a total shareholder return ("TSR") target over the Performance Period. A vesting scale determines how many shares are allocated. The TSR is the return to shareholders provided by share price appreciation plus dividends expressed as a percentage of the investment. TSR therefore reflects the increase in value delivered to shareholders over the Performance Period.

In summary, the TSR target is the achievement of a TSR ranking above the 50th percentile by the Company against the individual TSRs of the companies comprising the Comparator Group.

The Performance Period applicable to the proposed offer to Mr Paul Oneile is 1 January 2004 – 31 December 2006.

d) The Comparator Group

The Comparator Group comprises 50 ASX listed companies of a similar size, based on the market capitalisation of the Company at the start of the Performance Period, excluding Financial Services Companies, Property Trust/Investment and Resources Companies.

If any of the companies in the Comparator Group ceases to exist in its current form for any reason other than its liquidation or if the Board determines in its discretion that a company should no longer be in the Comparator Group because of an anomaly, distortion or other event that is not directly related to the financial performance of that company, that company will cease to form part of the Comparator Group.

e) Performance Criteria

Shares will only be issued to employees if the Performance Criteria are satisfied:

- No Shares will be allocated unless the Company's TSR is at or above the 50.1 percentile.
- At the 50.1 TSR percentile ranking, 45% of the Offered Shares will be allocated to the employee.
- If the Company's TSR ranking is at or above the 51st percentile an additional 1% of the Offered Shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the Offered Shares at the 55th percentile ranking.
- If the Company's TSR ranking is above the 55th percentile an additional 2.5% of the Offered Shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the Offered Shares at or above the 75th percentile ranking.

This is represented in the following table.

[illegible]	[illegible]
Up to the 50.1 percentile	0%
At the 50.1 percentile	45%
At the 55th percentile	50%
At the 60th percentile	62.5%
At the 65th percentile	75%
At the 70th percentile	87.5%
75th percentile or above	100%

That is, to clarify, in order for an employee to be allocated any shares, the Company's TSR must be such that when the TSR of all Comparator Group companies and the Company are ranked, the Company is ranked above the median ranking.

f) Cessation of Employment

When an employee participating in the PSP ceases to be employed by Company, that employee's right to participate in the PSP ceases and all rights lapse unless the Board determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board, some or all of the shares should be allocated to the employee or his or her estate.

Subsequent Long Term Incentive Participation

Mr Paul Oneile will next be eligible to participate in a long term incentive effective 1 January 2005. Details of Mr Paul Oneile's participation at that time will be provided to shareholders for their consideration and approval at the Annual General Meeting of the Company in May 2005.

Effect of Resolution

If this resolution is passed, the grant of rights to shares in the Company will be part of Mr Paul Oneile's remuneration for 2004; however the allocation of those shares to Mr Paul Oneile will depend on the Company's performance over a three year period commencing on 1 January 2004. 1 January 2004 has been chosen as the start date for measuring performance as the intention is to replicate the long term incentive which would normally have been put in place when Mr Paul Oneile commenced his employment.

Subject to shareholder approval, Mr Paul Oneile is to be offered 380,000 Shares pursuant to the PSP. This means that his right to such Shares will depend upon satisfaction of the Performance Criteria set out in the PSP Rules.

ASX Listing Rules 10.14 and 10.15

Pursuant to ASX Listing Rules 10.14 and 10.15, the following information is provided to shareholders:

1. Mr Paul Oneile is the Chief Executive Officer and Managing Director of the Company.
2. The maximum number of securities that may be acquired by Mr Paul Oneile under the first offer to be made pursuant to the PSP is 380,000 Shares. All further offers to Mr Paul Oneile under the PSP will be referred to shareholders for approval. The number of Shares to be offered to Mr Paul Oneile was not determined by reference to a formula but on the basis of advice received by the Remuneration Committee established by the Board.
3. The Shares will be allocated to Mr Paul Oneile for no consideration at the end of the Performance Period to the extent that the Performance Criteria set out in the PSP are satisfied.
4. No persons have received any securities pursuant to the PSP as the first Performance Period is still running.
5. The only Director of the Company entitled to participate in the PSP is Mr Paul Oneile. No associate of any Director or other person described in ASX Listing Rule 10.14.3 will receive securities under the PSP.
6. A voting exclusion statement is included on page 2 of this Notice.
7. No loan is applicable to the proposed offer to Mr Paul Oneile.
8. The share rights provided for in the PSP will be issued to Mr Paul Oneile immediately after the Special General Meeting. The Shares that may be issued to Mr Paul Oneile pursuant to those share rights will not be issued, if at all, until January 2007.



ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Special General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person /body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Special General Meeting of the Company to be held at 10.00am on Tuesday, 21 December 2004 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office or the Company's registered office (see Note 4) by fax or delivery no later than 48 hours before the meeting.

 ☐ **IMPORTANT:** If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your vote and your vote will not be counted in computing the required majority if a poll is called on this Item. **The Chairman of the Meeting intends to vote undirected proxies in favour of the Resolution.**

Should you desire to direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.

	For	Against	Abstain*
Approval of Participation by Paul Oneile, CEO, in the Long Term Performance Share Plan ("PSP")	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B **SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director



This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

ALL PRX042

Notes

1. If no direction is given in relation to a resolution, the proxy will be taken to have been directed to vote as he or she wishes.

2. If you direct the Chair to vote a proxy in a certain manner, the Chair is bound to vote your shares and to vote them as you direct. If you appoint another person as your proxy, he or she is not bound to vote at all, but if he or she does vote, he or she must vote as directed.

3. A shareholder entitled to cast two or more votes may appoint up to two persons or body corporates as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional proxy form may be obtained by telephoning the Company's share registry or you may copy this form.

   To appoint a second proxy you must:
   (a) on each of the first proxy form and the second proxy form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
   (b) return both forms together.

   If no figure is given on either form, the figure will be treated as 50%.

4. An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:
   - by mail in the reply paid envelope provided; or
   - by mail, (address the envelope to: - Aristocrat Leisure Limited, C/- ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, New South Wales 1235, Australia); or
   - by fax sent to the Registrars' fax number 02 9287 0309 or directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number 02 9420 1352; or
   - by delivery to: -
     - the registered office of Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia marked for the attention of the Company Secretary; or
     - the Share Registry - ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales 2000, Australia.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,045,000	20,000
4	Total consideration paid or payable for the shares	$7,797,715	$170,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $7.90 date: 6/10/2004 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $8.50 lowest price paid: $8.50 highest price allowed under rule 7.33: $9.15

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 November 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,065,000	110,500
4	Total consideration paid or payable for the shares	$7,967,715	$918,794

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.50 date: 22/11/2004 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $8.38 lowest price paid: $8.20 highest price allowed under rule 7.33: $9.10

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 November 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,045,000	20,000
4	Total consideration paid or payable for the shares	$7,797,715	$170,000

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$7.90	highest price paid:	$8.50
	date:	6/10/2004		
	lowest price paid:	$7.08	lowest price paid:	$8.50
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$9.15

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 November 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 November 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,107,839	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,222,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 24 November 2004
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,175,500	120,000
4	Total consideration paid or payable for the shares	$8,886,509	$1,019,795

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.50 date: 22/11/2004 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $8.60 lowest price paid: $8.32 highest price allowed under rule 7.33: $9.02

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 November 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*1,175,500*	*120,000*
4	Total consideration paid or payable for the shares	*$8,886,509.27*	*$1,019,796*

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $8.50 date: 22/11/04 lowest price paid: $7.08 date: 20/10/04	highest price paid: $8.60 lowest price paid: $8.32 highest price allowed under rule 7.33: $9.02

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....25Nov 2004.................
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,295,500	88,961
4	Total consideration paid or payable for the shares	$9,906,304	$748,497

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.60	highest price paid:	$8.48
	date:	24/11/2004		
	lowest price paid:	$7.08	lowest price paid:	$8.36
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$9.29

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 December 2004
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*1,295,500*	*88,961*
4	Total consideration paid or payable for the shares	*$9,906,304*	*$748,497*

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $8.60 date: 24/11/2004 lowest price paid: $7.08 date: 20/10/2004	highest price paid:$8.48 lowest price paid:$8.36 highest price allowed under rule 7.33: $9.29

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 Dec 2004
(Director/Company secretary)

Print name: John Carr-Gregg

== == == == ==

+ See chapter 19 for defined terms.


ARISTOCRAT

RETRACTION OF ANNOUNCEMENT ON 13 DECEMBER 2004

Please be advised that the Appendix 3E lodged today at 9.22am was a duplicate of the Appendix 3E lodged with the ASX through the Company Announcements Platform on Friday 10 December 2004 at 8.54am.

On this basis, please disregard the Appendix 3E lodged today.

December 13, 2004
Sydney, Australia

22/12/04

Australian Securities & Investments Commission

RECEIVED
2005 APR -8 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LIMITED

ACN/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
VANESSA GILBERT

ASIC registered agent number (if applicable)
18071

Telephone number
9413-6643

Postal address
71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
JOHN CARR-GREGG

Capacity
☐ Director
☒ Company secretary

Signature



Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	250,500	$2,108,592.45

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

25/11/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
(D D) (M M) (Y Y)

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

(D D) (M M) (Y Y)
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LIMITED

ACN/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Vanessa Gilbert

ASIC registered agent number (if applicable)
18071

Telephone number
9413 - 6643

Postal address
71 Longueville Rd,
Lane Cove, NSW 2066

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
John Carr-Gregg

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
17/12/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other
  Description

  Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	83,961	$748,500.06

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

14/12/04
(D D) (M M) (Y Y)

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to *notify* changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

SPECIAL GENERAL MEETING

10.00 AM, TUESDAY, 21 DECEMBER 2004
BALLROOM 1,
STAR CITY
80 PYRMONT STREET PYRMONT NSW 2009

CHAIRMAN'S ADDRESS

GOOD MORNING LADIES AND GENTLEMEN.

WELCOME TO THIS SPECIAL GENERAL MEETING OF ARISTOCRAT LEISURE LIMITED WHICH WAS CONVENED BY NOTICE OF MEETING DATED 19 NOVEMBER 2004.

MY NAME IS DAVID SIMPSON AND I AM THE CHAIRMAN OF THE BOARD OF ARISTOCRAT LEISURE LIMITED. ON BEHALF OF THE OTHER DIRECTORS, I WELCOME YOU AND THANK YOU FOR YOUR ATTENDANCE.

I WOULD NOW LIKE TO INTRODUCE THE MEMBERS OF THE BOARD.

ON MY FAR RIGHT IS BILL BAKER, CHAIR OF THE BOARD'S REGULATORY AND COMPLIANCE COMMITTEE.

NEXT TO BILL IS SALLY PITKIN, ONE OF OUR TWO RECENTLY NOMINATED DIRECTORS ELECT.

NEXT TO ME IS PAUL ONEILE, THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER OF ARISTOCRAT.

ON MY IMMEDIATE LEFT IS BRUCE YAHL, THE COMPANY SECRETARY.

NEXT TO BRUCE IS ALAN STEELMAN, A MEMBER OF THE BOARD'S AUDIT COMMITTEE.

ON MY FAR LEFT IS ROGER DAVIS, OUR OTHER RECENTLY NOMINATED DIRECTOR ELECT.

PENNY MORRIS IS UNABLE TO ATTEND THIS MEETING TODAY DUE TO A LONG-STANDING COMMITMENT AND HER APOLOGY IS EXTENDED.

THE NOTICE OF THIS MEETING DATED 19 NOVEMBER 2004 HAS BEEN IN SHAREHOLDERS' HANDS FOR THE REQUIRED NUMBER OF DAYS AND THEREFORE, UNLESS THERE ARE ANY OBJECTIONS, I PROPOSE TO TAKE IT AS READ.

THE COMPANY SECRETARY ADVISES ME THAT A QUORUM IS PRESENT. I THEREFORE DECLARE THIS SPECIAL GENERAL MEETING OPEN.

I DRAW YOUR ATTENTION TO THE FACT THAT THIS MEETING IS BEING RECORDED TO ENSURE THAT AN ACCURATE AND COMPLETE RECORD OF THE MEETING IS KEPT.

THERE IS ONLY ONE ITEM ON THE AGENDA TODAY, NAMELY THE RESOLUTION THAT APPEARS ON THE NOTICE OF MEETING.

I PROPOSE TO FOCUS ON FIVE SEPARATE, BUT CONNECTED, ISSUES IN MY ADDRESS TO YOU THIS MORNING. I WILL THEN PUT THE RESOLUTION AND OPEN THE MEETING FOR QUESTIONS AND DISCUSSION.

FIRSTLY, I PROPOSE TO BRIEFLY OUTLINE THE BACKGROUND TO THIS SPECIAL GENERAL MEETING. I WILL THEN MAKE SOME COMMENTS ABOUT ARISTOCRAT'S 2004 LONG TERM PERFORMANCE SHARE PLAN.

I WILL THEN DISCUSS PAUL ONEILE'S CONTRIBUTION TO ARISTOCRAT DURING THE YEAR.

FINALLY, I WILL CONCLUDE WITH A SUMMARY OF THE BOARD'S VIEWS ON THIS MATTER AND ITS UNANIMOUS RECOMMENDATION TO SHAREHOLDERS.

SO, TURNING TO THE BACKGROUND TO THIS SPECIAL GENERAL MEETING.

ON 19 NOVEMBER 2004, THE COMPANY ANNOUNCED THAT IT HAD DECIDED TO HOLD THIS SPECIAL GENERAL SHAREHOLDER MEETING IN ORDER TO PERMIT PAUL ONEILE, THE MANAGING DIRECTOR AND CEO, TO PARTICIPATE IN THE LONG TERM PERFORMANCE PLAN THAT HAS BEEN PUT IN PLACE DURING 2004.

I SAID AT THAT TIME THAT IT HAD ALWAYS BEEN INTENDED THAT MR ONEILE SHOULD PARTICIPATE IN THE PLAN IN 2004 AND THAT THE ONLY WAY TO ACHIEVE THIS WAS TO PUT THE MATTER TO SHAREHOLDERS IN ACCORDANCE WITH ASX LISTING RULES.

I WILL ADDRESS THE PLAN ITSELF AND MR ONEILE'S CONTRIBUTION SHORTLY.

LET ME NOW TURN TO THE 2004 LONG TERM PERFORMANCE PLAN.

THE BOARD BELIEVES THAT IT IS ESSENTIAL FOR THE COMPANY TO OFFER AN ATTRACTIVE LONG TERM PERFORMANCE PLAN TO CONTINUE TO ATTRACT, RETAIN AND MOTIVATE ARISTOCRAT'S TALENTED SENIOR STAFF OVER THE MEDIUM TO LONG TERM .

WHILE THE COMPANY HAD AN EXISTING LONG TERM PERFORMANCE PLAN IN PLACE, NAMELY THE EMPLOYEE SHARE AND OPTION PLAN (ESOP) APPROVED BY SHAREHOLDERS IN 1998, THE BOARD FELT THAT IT HAD SHORTCOMINGS IN THAT IT LACKED A VESTING SCALE AND ADEQUATE PERFORMANCE HURDLES AND ALLOWED FOR RETESTING. IT WAS THEREFORE NOT IN ACCORDANCE WITH CURRENT STANDARDS.

AS A RESULT, THE BOARD ENGAGED MERCER HUMAN RESOURCES CONSULTANTS TO ADVISE ON A NEW LONG TERM INCENTIVE PLAN.

THE BOARD BELIEVES THAT THIS NEW PLAN OVERCOMES THE SHORTCOMINGS OF THE ESOP AND WILL PERMIT THE COMPANY TO COMPETE FOR THE HIGHEST CALIBRE EMPLOYEES BY PROVIDING A MEANINGFUL INCENTIVE TO KEY SENIOR STAFF THAT ALIGNS THEIR INTERESTS WITH THOSE OF SHAREHOLDERS.

THE PLAN HAS BEEN DESIGNED SUCH THAT IF ARISTOCRAT'S "TOTAL SHAREHOLDER RETURN" (A MEASURE OF APPRECIATION IN SHARE PRICE AND DIVIDENDS) EXCEEDS THE MEDIAN RETURN OF A COMPARATOR GROUP OF COMPANIES, THE REWARD THAT THE EMPLOYEE WOULD RECEIVE IS CALCULATED BY REFERENCE TO A SLIDING SCALE FROM 45% AT THE 50.1 PERCENTILE TO 100% IF ARISTOCRAT'S TOTAL SHAREHOLDER RETURN REACHES THE 75TH PERCENTILE OF THE COMPARATOR GROUP.

THIS IS A HIGHER PERFORMANCE HURDLE THAN THE FORMER ESOP PLAN AND HAS THE ADDED BENEFIT OF PROVIDING A MUCH MORE EFFECTIVE PERFORMANCE INCENTIVE TO KEY SENIOR STAFF FROM A SHAREHOLDER PERSPECTIVE.

THE BOARD DECIDED THAT THE TEST SHOULD BE A STRINGENT ONE AND SHOULD TAKE PLACE ONCE AND ONLY ONCE ON COMPLETION OF THE PERFORMANCE PERIOD.

THE NEW PLAN PROVIDES FOR PARTIAL VESTING – NOT FULL VESTING – WHEN A "CHANGE OF CONTROL" EVENT, AS DEFINED IN THE PLAN RULES, OCCURS.

THAT DEFINITION PROVIDES THAT A "CHANGE OF CONTROL" EVENT REQUIRES 50% OF THE COMPANY'S SHARES TO BE ACQUIRED BY A PERSON THROUGH A TAKEOVER OR SCHEME OF ARRANGEMENT OR SIMILAR EVENT DETERMINED BY THE BOARD.

THE PARTIAL VESTING IS A PRO RATA ALLOCATION BY REFERENCE TO THE DEGREE OF COMPLETION OF THE RELEVANT THREE YEAR PERFORMANCE PERIOD.

AGAIN, THIS IS A MORE STRINGENT REQUIREMENT – FROM A SHAREHOLDERS' PERSPECTIVE – THAN THE CORRESPONDING PROVISION UNDER THE PREVIOUS ESOP.

FINALLY, THE OTHER KEY IMPROVEMENT DESIRED BY THE BOARD WAS THE STRENGTHENING OF THE "LONG TERM" ASPECT OF THE PLAN.

UNDER THE ESOP, OPTIONS WERE EXERCISEABLE AT FOUR POINTS DURING A FIVE YEAR PERIOD – 18, 30, 42 AND 54 MONTHS FROM THE GRANT OF THE OPTIONS.

UNDER THE NEW PLAN, STAFF MUST REMAIN WITH THE COMPANY FOR THREE YEARS TO BENEFIT FROM THE PLAN, EXCEPT IN SPECIAL CIRCUMSTANCES.

THE PLAN HAS BEEN LAUNCHED UNDER THE NAME "THREE PLUS" TO EMPHASISE THE LONG TERM ASPECT OF THE PLAN.

THE DEVELOPMENT OF THE NEW LONG TERM INCENTIVE PLAN TOOK LONGER THAN WE ORIGINALLY ANTICIPATED, AND WE REGRET THAT, BUT THE BOARD FELT IT IMPORTANT TO PUT THE NEW PLAN IN PLACE RATHER THAN ISSUE OPTIONS UNDER THE OLD ESOP.

KEY ARISTOCRAT STAFF ARE SOUGHT AFTER BY OTHER ORGANISATIONS IN THE INDUSTRY AND THIS LONG TERM PERFORMANCE PLAN HAS BEEN IDENTIFIED BY THE BOARD AS ONE OF THE CRITICAL TOOLS FOR THE COMPANY TO PUT INTO PLACE TO ENSURE THAT THE COMPANY ATTRACTS AND RETAINS THE BEST SENIOR MANAGEMENT TEAM AVAILABLE.

THE LENGTH OF TIME TAKEN TO PUT THE NEW PLAN INTO PLACE, WHILE REGRETTABLE, WAS DUE TO THE NEED TO HAVE IT
CHECKED AND SIGNED OFF BY EXTERNAL LAWYERS AND TAX ADVISERS IN EACH JUSRISDICTION IN WHICH THE COMPANY OPERATES.

UNTIL THIS WAS COMPLETED, THE PLAN COULD NOT BE IMPLEMENTED.

MOVING ON NOW TO PAUL ONEILE'S CONTRIBUTION TO ARISTOCRAT.

THE BOARD CONSIDERS IT WOULD BE UNFAIR TO DENY MR ONEILE THE OPPORTUNITY TO RECEIVE THE BENEFIT OF THIS YEAR'S PERFORMANCE BECAUSE OF THE TIME TAKEN TO DEVELOP THE NEW PLAN AND THE BOARD'S RELUCTANCE TO SEEK APPROVAL FOR AN ISSUE OF OPTIONS UNDER THE OLD ESOP.

MR ONEILE HAS BEEN A KEY CONTRIBUTOR TO THE COMPANY'S PERFORMANCE OVER THIS PAST YEAR. DURING THIS PERIOD HE HAS PROVIDED OUTSTANDING LEADERSHIP TO THE MANAGEMENT TEAM, OVERSEEING SIGNIFICANT IMPROVEMENTS IN THE STRATEGIC VISION OF THE COMPANY, ITS INTERNAL CONTROL MECHANISMS, HUMAN RESOURCE POLICIES AND PROCEDURES, AND THE INSTIGATION OF IMPROVED PROCESSES IN MANUFACTURING AND MARKETING. AT THE SAME TIME MR ONEILE HAS ESTABLISHED SOLID RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS.

WHEN MR. ONEILE COMMENCED AS MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER OF THE COMPANY ON 1 DECEMBER 2003, THE COMPANY'S ORDINARY SHARES WERE TRADING AT BELOW $2.00 A SHARE.

IN THE SPACE OF LESS THAN A YEAR, WE HAVE SEEN MARKET CONFIDENCE RESTORED AND THE COMPANY'S SHARE PRICE PERFORMANCE BEING RATED AS ONE OF THE BEST ON THE ASX 100.

MR ONEILE HAS LED THE MANAGEMENT TEAM OF YOUR COMPANY OVER THE WHOLE OF THIS PERIOD AND I WOULD LIKE TO STRESS THAT IT IS HIS PERFORMANCE AND THAT OF HIS MANAGEMENT TEAM AND STAFF THAT HAS ACHIEVED THIS RESULT.

IT IS FOR THIS REASON THAT THE BOARD HAS RESOLVED TO CONVENE THIS SPECIAL GENERAL MEEETING TO CONSIDER THIS RESOLUTION.

IN ARRIVING AT THE PROPOSED NUMBER OF PERFORMANCE SHARES TO BE GRANTED TO MR ONEILE THE BOARD RECEIVED INDEPENDENT ADVICE FROM MERCERS HUMAN RESOURCES CONSULTANTS, AND TOOK INTO CONSIDERATION THE

CORRESPONDING BENEFITS OFFERED BY OTHER SUCCESSFUL COMPANIES.

PAUL ONEILE SELECTED AND HAS DEVELOPED A GROUP OF HIGHLY COMPETENT SENIOR EXECUTIVES INTO A HIGH PERFORMING TEAM. UNDER HIS LEADERSHIP MORALE AND PERFORMANCE THROUGHOUT THE COMPANY HAS IMPROVED SIGNIFICANTLY. THE BOARD IS VERY IMPRESSED WITH THE EXECUTIVE TEAM AND THE JOB THEY HAVE DONE OVER THE PAST 12 MONTHS IN RESTORING SHAREHOLDER VALUE.

I WISH TO STRESS THAT THE PROPOSED PERFORMANCE SHARES ARE CONTINGENT ON PERFORMANCE OVER THE FULL THREE YEAR PERIOD ENDING ON 31 DECEMBER 2006 AND WILL ONLY VEST TO THE EXTENT THAT THE RELEVANT PERFORMANCE IS ACHIEVED. THERE WILL BE NO TRANCHES VESTING FOR ANY SINGLE YEAR'S PERFORMANCE.

TURNING NOW TO PAUL ONEILE'S REMUNERATION.

ON 27 NOVEMBER 2003, THE COMPANY RELEASED A SYNOPSIS OF PAUL ONEILE'S CONTRACTUAL ARRANGEMENTS TO THE ASX. THAT SYNOPSIS DID NOT REFER TO A LONG TERM INCENTIVE BECAUSE AS PREVIOUSLY STATED, THE BOARD WAS NOT SATISIFIED WITH THE OLD ESOP AND THE DETAILS OF THE NEW PLAN HAD NOT BEEN DETERMINED AT THAT TIME.

I SAID IN THE ASX STATEMENT DATED 19 NOVEMBER 2004 ANNOUNCING THE CONVENING OF THIS MEETING, THAT THE COMPANY WOULD RELEASE AN UPDATED SUMMARY OF MR ONEILE'S SALARY PACKAGE FOLLOWING THE MEETING OF SHAREHOLDERS.

THE BOARD, AFTER RECEIVING ADVICE FROM MERCERS HUMAN RESOURCES CONSULTANTS, IS NOW IN THE PROCESS OF DETERMINING MR ONEILE'S REMUNERATION FOR THE 2005 FINANCIAL YEAR. DETAILS WILL BE RELEASED TO THE MARKET AS SOON AS THIS REVIEW IS FINALISED.

IN CONCLUSION, THE BOARD'S RECOMMENDATION TO SHAREHOLDERS IS THAT THE PROPOSED PARTICIPATION OF MR ONEILE IN THE NEW LONG TERM INCENTIVE PLAN BE APPROVED.

I WISH TO ADVISE THE MEETING THAT NONE OF THE DIRECTORS OR THEIR ASSOCIATES WILL BE VOTING ON THIS RESOLUTION IN A PERSONAL CAPACITY.

THE DIRECTORS, AND I AS CHAIRMAN, CAN VOTE IN THE CAPACITY OF PROXY FOR OTHER SHAREHOLDERS.

AFTER I PUT THE RESOLUTION TO THE MEETING, I WILL OPEN THE MEETING TO QUESTIONS.

LADIES AND GENTLEMEN, I WILL NOW FORMALLY PUT THE MOTION TO PASS THE RESOLUTION AS AN ORDINARY RESOLUTION AND OPEN THE MOTION FOR DISCUSSIONS OR QUESTIONS.

I HAVE PLEASURE IN FORMALLY MOVING THAT: -

"MR PAUL ONEILE, MANAGING DIRECTOR AND CEO, BE ALLOCATED 380,000 PERFORMANCE SHARE RIGHTS PURSUANT TO ARISTOCRAT'S LONG TERM PERFORMANCE SHARE PLAN IN THE MANNER SET OUT IN THE EXPLANATORY STATEMENT TO THIS NOTICE OF MEETING AND THAT THIS BE APPROVED FOR ALL PURPOSES INCLUDING FOR THE PURPOSE OF ASX LISTING RULE 10.14"


ARISTOCRAT

ARISTOCRAT ANNOUNCES REDEMPTION OF CONVERTIBLE BONDS

Sydney, 21 December 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced that the Company has called for redemption of the USD130,000,000 5% convertible subordinated bonds issued in 2001.

Aristocrat's Chairman, David Simpson, said today: "the bond indenture documentation permits Aristocrat to call for redemption of the bonds after Aristocrat's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price".

"This condition has been met and, in accordance with the indenture, Aristocrat has now called the bonds thereby terminating the bondholders' rights to convert the bonds. Unfortunately, however, the indenture contains an error (in the form of a transposed exchange rate which currently prejudices the rights of both Aristocrat and the bondholders) which must be corrected before the redemption can be effected."

Mr Simpson added that "based on prior conversations with the Trustee, Aristocrat expects that the bondholders will resist the correction of the error and the contemporaneous redemption of the bonds by Aristocrat". "For this reason", he said, "Aristocrat expects that the parties' rights in this regard will have to be adjudicated in court. Aristocrat has accordingly sought a declaration of its rights from the United States District Court for the Southern District of New York, in accordance with procedures agreed by the parties in the indenture."

Enquiries: Simon Kelly 9413 6601



21 December 2004

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: RESULTS OF RESOLUTIONS – SPECIAL GENERAL MEETING

The Company advises that at a Special General Meeting held today at Star City, Sydney at 10am, the resolution put to the meeting was passed on a show of hands. The proxy votes exercisable on this resolution were as follows:

Resolution - Mr. Paul Oneile, CEO, be allocated 380,000 performance share rights pursuant to Aristocrat's Long Term Performance Share Plan in the manner set out in the Notice of Meeting dated 19 November, 2004.

For	Against	Abstain	Discretionary
115,998,786	47,503,789	33,398,809	931,480

The total number of shares in respect of which proxies were given was 164,434,055, which represented 34.48% of the capital.

Yours faithfully

John Carr-Gregg
Company Secretary

G:\Company Secretariat 2004\Assistant Secretary 2004\ASX\SGM\Reso Results 21Dec04.doc

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
71 Longueville Road
LANE COVE NSW 2066
Phone: 02 9413 6643


ARISTOCRAT

SHAREHOLDER MEETING APPROVES LONG TERM INCENTIVE PLAN FOR MANAGING DIRECTOR AND CEO

Sydney, 21 December 2004

The Board of Aristocrat Leisure Limited (ASX: ALL) announced that the Special General Meeting of Shareholders today approved Mr Paul Oneile's participation in Aristocrat's Long Term Incentive Plan (LTIP) for 2004.

Aristocrat Chairman, Mr David Simpson, said: "On behalf of the Board I would like to thank the shareholders for their understanding and support in respect of this resolution."

Enquiries: Cherry Dinh 0417 258 976


ARISTOCRAT

MANAGING DIRECTOR'S PACKAGE UPDATE

Sydney, 22 December 2004

On 27 November, 2003, Aristocrat Leisure Limited (ASX: ALL) released a synopsis of the Managing Director and Chief Executive Officer's contract to the market.

On 19 November, 2004, when calling a Special General Meeting of Shareholders to consider the Board's proposal that Mr. Paul Oneile be permitted to participate in Aristocrat's Long Term Incentive Plan (LTIP) for senior staff, the Chairman, Mr. David Simpson, announced that the Company would release an updated summary of Mr Oneile's salary package following the meeting of shareholders and also following the outcome of Mr Oneile's annual salary review scheduled for December 2004.

Mr Simpson announced today that a determination of Mr. Oneile's LTIP participation for 2004 and his Short Term Incentive ("STI") participation has now taken place. He said that the outcome of the review was as follows:

(i) Mr. Oneile will be participating in the 2004 LTIP and will receive 380,000 performance share rights;

(ii) Mr. Oneile's STI has been increased from a possible maximum of 50% of base salary to a possible maximum of 65% of base salary.

Mr Simpson indicated, on 21 December, 2004, that the Board proposed to review Mr. Oneile's total remuneration package for 2005 as soon as possible and a further announcement would be made following that review.

That review has now taken place and Mr. Oneile's 2005 remuneration package is as follows:

(i) Mr. Oneile's base salary has increased to $1.225 million;
(ii) Mr. Oneile's STI has been set at 55% of base salary being $673,750.00;
(iii) Mr. Oneile's LTI has been set at 55% of base salary being $673,750.00.

The Chairman noted that Mr. Oneile's participation in the 2005 LTIP in respect of the issue of performance shares and/or options would be based on the rules applying to LTIP. The number of performance shares and/or options to be issued to Mr. Oneile would be determined by reference to the price of ordinary shares at the beginning of 2005. The Chairman also indicated that the Board intends to seek shareholder approval for the relevant number of performance shares and/or options at the 2005 Annual General Meeting of the Company.

Enquiries: Bruce Yahl 0408 272 736


ARISTOCRAT

MANAGING DIRECTOR'S PACKAGE UPDATE: Correction

Sydney, 22 December 2004

Correction to ASX Release Issued Today

The ASX Announcement released today contains the following error. The reference to 65% in the following statement should have been a reference to 75%:

> "Mr. Oneile's STI has been increased from a possible maximum of 50% of base salary to a possible maximum of 65% of base salary."

The correct statement should accordingly read:

> "Mr. Oneile's STI has been increased from a possible maximum of 50% of base salary to a possible maximum of 75% of base salary."

Enquiries: Bruce Yahl 0408 272 736

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,898,378	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,992,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 24 December 2004
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 24 December, 2004	
Number & Class of Securities	(a) 10,000 ordinary shares; (b) 60,000 ordinary shares; (c) 20,000 ordinary shares; (d) 40,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $3.9125 per share; (c) $3.9125 per share; (d) $3.9125 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 10 December, 2004; (b) 14 December, 2004; (c) 20 December, 2004; (d) 21 December, 2004;


ARISTOCRAT

DOCUMENTS FOR SECURITIES & EXCHANGE COMMISSION

SCHEDULE II

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	01/12//2004	2004 Announcements Calendar
2	01/14/2004	Appendix 3B – Employee share option plan
3	01/15/2004	Response to ASX Share Price Query
4	02/09/2004	To defend US proceedings re Alleged Patent Infringement
5	02/13/2004	Regulatory Approval for Directors & CFO of Aristocrat
6	02/18/2004	Initial Directors' Interest Notice
7	02/18/2004	Initial Directors' Interest Notice
8	02/20/2004	Retirement of Mr. David Creary
9	02/20/2004	Outcome of Inquiry into Sydney Morning Herald Allegations
10	02/24/2004	Preliminary Final Report
11	02/24/2004	Management Discussion and Analysis
12	02/24/2004	2003 Annual Results
13	02/24/2004	Market Presentation – Full Year 2003
14	02/24/2004	Full Year Directors' Report
15	03/08/2004	Signs Deal with Venetian Casino to expand into Asia
16	03/09/2004	Receives Key Product Approvals in USA
17	03/16/2004	Director's Retirement Allowance/Re-Election of John Ducker
18	03/18/2004	Dividend Reinvestment Pricing
19	03/26/2004	Change of Director's Interest Notice
20	03/26/2004	Change of Director's Interest Notice
21	03/26/2004	Dividend Reinvestment Plan
22	03/31/2004	Annual Report
23	03/31/2004	Notice of Annual General Meeting
24	03/31/2004	Proxy Form AGM 2004
25	03/31/2004	Appendix 3B – DRP & Underwriting of Dividend
26	04/06/2004	Proxy Voting re: J Ducker
27	05/04/2004	CEO's AGM Address to Shareholders
28	05/04/2004	Chairman's Address to Shareholders
29	05/04/2004	CFO's Address to Shareholders
30	05/04/2004	First Quarter Trading Results
31	05/04/2004	CFO's AGM Slide Presentation
32	05/04/2004	Results of AGM
33	05/05/2004	Opinion of Queen's Counsel
34	05/05/2004	Change to Board – John Ducker
35	05/11/2004	Final Director's Interest Notice

Tab	Date	Announcement
36	05/25/2004	First Half Trading Update
37	05/28/2004	Appendix 3B – Employee share option plan
38	05/31/2004	Appendix 3B – Employee share option plan
39	06/01//2004	Appendix 3B – Employee share option plan
40	06/02/2004	Appendix 3B – Employee share option plan
41	06/03/2004	Appendix 3B – Employee share option plan
42	06/04/2004	Appendix 3B – Employee share option plan
43	06/07/2004	Decision in Randall Litigation handed down 8 June 2004
44	06/07/2004	Retirement of Company Secretary
45	06/08/2004	Trading Halt
46	06/08/2004	Change in Director's Interest Notice
47	06/08/2004	Decision in Randall Litigation
48	06/15/2004	Becoming a substantial holder from CBA
49	06/22/2004	Ceasing to be a substantial holder
50	06/22/2004	Announces regulatory approvals for CEO
51	06/25/2004	Announcement regarding Chairman
52	06/29/2004	Initial Director's Interest Notice
53	07/01/2004	Appendix 3B – Exercise of Employee Options
54	07/09/2004	Appointment of New Chairman
55	07/13/2004	Ceasing to be a substantial holder
56	07/16/2004	Clearer copy of Ceasing to be a substantial holder
57	07/19/2004	Appendix 3B – Employee share option plan
58	07/26/2004	Final Director's Interest Notice
59	07/29/2004	Appendix 3B – Exercise of Options under ESP
60	07/29/2004	Change in substantial holding from CBA
61	08/10/2004	Company Secretary Appointment
62	08/11/2004	Becoming a substantial holder
63	08/23/2004	Appendix 3B – Employee share option plan
64	08/24/2004	2004 Half Year Results/Full Year Outlook & Share Buy Back
65	08/24/2004	Half Yearly Report/Half Year Accounts
66	08/24/2004	2004 Half Year Results Presentation
67	08/24/2004	Appendix 3C – Announcement of Buy-Back
68	08/24/2004	2004 Half Year CEO & CFO Speaker Notes
69	08/25/2004	IMF: Aristocrat Class Action
70	08/26/2004	Announcement Regarding Commentary on Class Action
71	08/27/2004	Appendix 3B – Employee share option plan
72	08/27/2004	Becoming a substantial holder
73	08/30/2004	Appendix 3B – Employee share option plan
74	08/31/2004	Appendix 3B – Employee share option plan

Tab	Date	Announcement
75	09/01/2004	Appendix 3B – Exercise of Options
76	09/02/2004	Appendix 3B – Employee share option plan
77	09/06/2004	Appendix 3B – Employee share option plan
78	09/07/2004	Appendix 3B – Employee share option plan
79	09/08/2004	Appendix 3B – Employee share option plan
80	09/09/2004	Appendix 3B – Employee share option plan
81	09/14/2004	Appendix 3B – Exercise of employee options
82	09/16/2004	Appendix 3B – Exercise of Options
83	09/17/2004	Change of Director's Interest Notice
84	09/17/2004	Change of Director's Interest Notice
85	09/21/2004	Appendix 3B – Employee share option plan
86	09/22/2004	Half yearly Report to Shareholders
87	09/30/2004	Change in substantial holding from CBA
88	10/05/2004	Appointment of Company Secretary
89	10/07/2004	Daily Share Buy-Back Notice
90	10/08/2004	Daily Share Buy-Back Notice
91	10/11/2004	Daily Share Buy-Back Notice
92	10/12/2004	Aristocrat Rating Raised to [Bb] by S&P
93	10/14/2004	Daily Share Buy-Back Notice
94	10/14/2004	Appendix 3B – Employee share option plan
95	10/15/2004	Daily Share Buy-Back Notice
96	10/18/2004	Daily Share Buy-Back Notice
97	10/19/2004	Daily Share Buy-Back Notice
98	10/20/2004	Daily Share Buy-Back Notice
99	10/20/2004	Daily Share Buy-Back Notice
100	10/22/2004	Daily Share Buy-Back Notice
101	10/26/2004	Appendix 3B
102	10/27/2004	Full Year Trading Update
103	11/01/2004	Nomination of Two Non-executive Directors
104	11/03/2004	Additional Disclosure Regarding Fees Paid to Directors
105	11/03/2004	Change in substantial holding from CBA
106	11/03/2004	Change in substantial holding
107	11/12/2004	Appendix 3B – Employee Share Option Plan
108	11/15/2004	Form 484 – Cancellation of Shares (Buy-Back)
109	11/15/2004	Form 484 – Cancellation of Shares (Share Buy-Back)
110	11/19/2004	Meeting called to approve long term incentive for MD
111	11/19/2004	Notice of Special General Meeting
112	11/19/2004	Proxy Form
113	11/23/2004	Daily Share Buy-Back Notice

Securities and Exchange Commission
Schedule II Page 4

Tab	Date	Announcement
114	11/24/2004	Daily Share Buy-Back Notice
115	11/24/2004	Appendix 3B – Employee Share Option Plan
116	11/25/2004	Daily Share Buy-Back Notice
117	11/25/2004	Daily Share Buy-Back Notice
118	12/10/2004	Daily Share Buy-Back Notice
119	12/13/2004	Daily Share Buy-Back Notice
120	12/13/2004	Retraction of Daily Share Buy-Back Notice Released today
121	12/17/2004	Form 484 – Share buy back
122	12/17/2004	Form 484 – Share buy back
123	12/21/2004	Chairman's Address – Special General Meeting
124	12/21/2004	Redemption of Convertible Bonds
125	12/21/2004	Results of Meeting
126	12/21/2004	Results of Special General Meeting
127	12/22/2004	Managing Director's Package Update
128	12/22/2004	Managing Director Package Update: Correction
129	12/24/2004	Appendix 3B – Employee share option plan
130	01/04/2005	Form 603 - Notice of Initial Substantial Holder
131	01/14/2005	Form 604 – Details of Substantial Holder
132	02/07/2005	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
133	02/22/2005	Press Release/ASX Announcement
134	02/22/2005	Announcement Regarding Chairman
135	02/22//2005	Appendix 4E Preliminary Final Report Year ended 31 December 2004
136	05/22/2005	Presentation of Results for Year ended 31 December 2004
137	05/22/2005	Script for Presentation of Results
138	02/22/2005	Corporate Governance Presentation
139	02/25/2005	Appendix 3B – New Issue Announcement
140	03/01/2005	Appendix 3Y - Change of Director's Interest Notice
141	03/02/2005	Appendix 3Y - Change of Director's Interest Notice
142	03/02/2005	Appendix 3B – New Issue Announcement
143	03/07/2005	Appendix 3Y - Change of Director's Interest Notice
144	03/07/2005	Appendix 3B – New Issue Announcement
145	03/08/2005	Presentation to Analysts
146	03/09/2005	Appendix 3B – New Issue Announcement
147	03/11/2005	Presentation to Analysts
148	03/11/2005	Appendix 3B – New Issue Announcement
149	03/16/2005	Appendix 3B – New Issue Announcement
150	03/22/2005	Appendix 3B – New Issue Announcement
151	03/24/2005	Appendix 3E - Daily Share Buy-Back Notice

Tab	Date	Announcement
152	03/24/2005	Appendix 3E
153	03/30/2005	Appendix 3E
154	04/01/2005	Appendix 3E
155	04/01/2005	Notice of Annual General Meeting to be held on 3 May 2005
156	04/01/2005	Annual Report 2004
157	04/01/2005	Proxy Form
158	04/052005	Appendix 3E - Daily Share Buy-Back Notice
159	04/05/2005	Appendix 3B – New Issue Announcement
160	04/07/2005	Press Release - Signs Exclusive Distribution Agreement in Russia

SCHEDULE II

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	12/02/2004	Form 484 Change to Company details
2	11/15/2004	Form 484 Change to Company details
3	10/19/2004	Form 484 Change to Company details
4	10/20/2004	Form 484 Change to Company details
5	10/19/2004	Form 484 Change to Company details
6	09/16/2004	Form 484 Change to Company details
7	07/22/2004	Form 484 Change to Company details
8	07/21/2004	Form 484 Change to Company details
9	06/29/2004	Form 484 Change to Company details
10	03/24/2005	Form 2560 – Notification of Reduction in Share Capital details



4 January 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of initial substantial holding in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 7 pages annexed to this notice and marked "A".

1. Details of substantial holder(1)

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 31/12/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Fully Paid Shares	23,844,966	23,844,966	5.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	23,616,656 Ordinary Fully Paid Shares
ANZ Executors & Trustee Company Limited ("**ANZET**")	Registered Holder	228,310 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ING Life Limited	11,963,730 Ordinary Shares Fully Paid
		ANZ Managed Investments Limited	3,229,295 Ordinary Shares Fully Paid
		ANZ Life Assurance Company Limited	496,534 Ordinary Shares Fully Paid
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	1,934,694 Ordinary Shares Fully Paid
	ANZET	Various Estates and Private Clients	228,310 Ordinary Shares Fully Paid
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	5,992,403 Ordinary Shares Fully Paid

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	07/09/04	Not applicable	Not applicable	385,784 Ordinary Fully Paid Shares
	09/09/04	Not applicable	Not applicable	10,500 Ordinary Fully Paid Shares
	10/0904	Not applicable	Not applicable	668,000 Ordinary Fully Paid Shares
	29/09/04	Not applicable	Not applicable	160,564 Ordinary Fully Paid Shares
	20/10/04	Not applicable	Not applicable	685,283 Ordinary Fully Paid Shares
	21/10/04	Not applicable	Not applicable	585,613 Ordinary Fully Paid Shares
	22/10/04	Not applicable	Not applicable	375,873 Ordinary Fully Paid Shares
	25/10/04	Not applicable	Not applicable	690,952 Ordinary Fully Paid Shares
	04/11/04	Not applicable	Not applicable	2,400 Ordinary Fully Paid Shares
	10/11/04	Not applicable	Not applicable	45,749 Ordinary Fully Paid Shares
	11/11/04	Not applicable	Not applicable	44,251 Ordinary Fully Paid Shares
	17/11/04	Not applicable	Not applicable	25,000 Ordinary Fully Paid Shares
	18/11/04	Not applicable	Not applicable	15,000 Ordinary Fully Paid Shares

ANZ and each of the ANZ Subsidiaries	23/11/04	Not applicable	Not applicable	5,000 Ordinary Fully Paid Shares
	25/11/04	Not applicable	Not applicable	79,693 Ordinary Fully Paid Shares
	26/11/04	Not applicable	Not applicable	57,365 Ordinary Fully Paid Shares
	29/11/04	Not applicable	Not applicable	70,324 Ordinary Fully Paid Shares
	30/11/04	Not applicable	Not applicable	188,876 Ordinary Fully Paid Shares
	01/12/04	Not applicable	Not applicable	81,586 Ordinary Fully Paid Shares
	07/12/04	Not applicable	Not applicable	163,547 Ordinary Fully Paid Shares
	10/12/04	Not applicable	Not applicable	63,217 Ordinary Fully Paid Shares
	13/12/04	Not applicable	Not applicable	79,272 Ordinary Fully Paid Shares
	21/12/04	Not applicable	Not applicable	131,700 Ordinary Fully Paid Shares
	24/12/04	Not applicable	Not applicable	10,200 Ordinary Fully Paid Shares
	30/12/04	Not applicable	Not applicable	130,995 Ordinary Fully Paid Shares
	31/12/04	Not applicable	Not applicable	76,476 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley Capacity Secretary

Sign here Date 4 January 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 4 January 2005

....

John Priestley - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/5/54
Australia	Alliance Holdings Limited		1	9/8/56
American Samoa	Amerika Samoa Bank Inc.		22	26/5/78
Australia	ANZcover Insurance Pty Ltd		1	24/4/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/4/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/7/94
USA, New York	ANZ BGH LLC		32	25/5/2004
Australia	ANZ Capel Court Limited		1	22/4/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/1/85
Australia	Capel Court Management Limited		1	1/7/59
Australia	ANZ Capital Funding Pty Ltd		1	11/8/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/9/85
USA, Delaware	ANZ Capital LLC I		32	18/11/03
USA, Delaware	ANZ Capital LLC II		32	18/11/03
Australia	ANZ Commodity Trading Pty Ltd		1	3/5/01
Australia	ANZ Custodians Pty Ltd		1	9/5/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/8/83
Australia	ANZ Executors & Trustee Company Limited		1	17/3/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/5/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/5/02
Australia	ANZ Financial Products Pty Ltd		1	5/7/94
Australia	ANZ Funds Pty. Ltd.		1	13/3/64
Samoa	ANZ Bank (Samoa) Limited		7	1/10/90
England	ANZ Jackson Funding plc		14	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		39	30/3/88
New Zealand	ANZ National Bank Limited		6	23/10/79
New Zealand	ANZ National (Int'l) Limited		39	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		39	17/2/88
New Zealand	Arawata Investments Limited		39	17/7/64

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Arawata Finance Limited		39	10/6/81
New Zealand	Amberley Investments Limited	50%	39	10/3/03
New Zealand	Burnley Investments Limited		39	27/6/02
New Zealand	Whitelaw Investments		35	26/6/02
New Zealand	Cortland Finance Limited		39	24/8/00
Cayman Islands	Gold Liquid Investments Limited		10	17/8/00
New Zealand	Culver Finance Limited		39	26/4/01
United States	ThreeStarz Corporation	65%	25	3/8/01
New Zealand	Sefton Finance Limited		39	7/2/03
New Zealand	Arawata Holdings Limited		39	2/8/85
New Zealand	Harcourt Corporation Limited		39	27/6/85
New Zealand	Airlie Investments Limited		39	15/5/02
New Zealand	Nerine Finance No 2	65%	2	14/6/02
New Zealand	Corvine Investments Limited		39	10/10/00
New Zealand	Goblin Productions Limited		39	27/6/01
New Zealand	Harcourt Investments Limited		39	24/7/01
United States	Maplestead Corporation		25	27/10/00
New Zealand	Karapiro Investments Limited		39	13/10/97
New Zealand	Urchin Productions Limited		39	27/2/73
New Zealand	Arawata Securities Limited		39	13/8/85
New Zealand	Arawata Assets Limited		39	4/5/90
New Zealand	Bage Investments Limited		39	2/11/87
New Zealand	Countrywide Endeavour Building Society		34	22/11/77
New Zealand	Countrywide Funds Management Limited		39	11/12/87
New Zealand	Endeavour Equities Limited		39	8/12/00
New Zealand	Endeavour Finance Limited		39	24/9/99
New Zealand	Tui Endeavour Limited		39	10/7/92
New Zealand	Endeavour Securities Limited		39	24/9/99
New Zealand	National Bank of New Zealand Custodian Limited		39	24/9/48
New Zealand	Alos Holdings Limited		39	12/6/87
New Zealand	NBNZ Finance Limited		39	15/6/87
New Zealand	Nationwide Home Loans Limited		39	29/11/95
New Zealand	Nationwide Mortgage Brokers Limited		39	20/8/98
New Zealand	NBNZ Holdings Limited		39	
New Zealand	Abbey Life Limited		39	27/6/68
New Zealand	BHI Investments Limited		39	13/9/85
British Virgin Is	CBC Finance Limited		36	31/8/98
Hong Kong	NBNZ Holdings Hong Kong Limited		38	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited	50%	37	14/11/94
New Zealand	NBNZ Investment Services Limited		39	21/4/04
New Zealand	NBNZ Life Insurance Limited		39	26/5/89
New Zealand	Private Nominees Limited		39	9/11/04
New Zealand	Philodendron Investments Limited		39	21/6/76
New Zealand	Salient Holdings		39	17/3/99
New Zealand	Salient Holdings No. 2		39	25/6/99
New Zealand	South Pacific Merchant Finance Limited		39	14/7/72

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Argitis Holdings Limited		39	20/4/88
New Zealand	Moginie Holdings Limited		39	11/9/80
New Zealand	Repton Group Limited		39	14/4/94
New Zealand	Eventide Holdings Limited		39	14/4/94
New Zealand	Ship Finance Limited		39	21/12/84
New Zealand	Southpac Corporation Limited		39	14/3/72
New Zealand	Control Nominees Limited		39	30/7/83
New Zealand	Southpac Securities Limited		39	27/7/73
New Zealand	Southpac Trusts Limited		39	26/7/82
New Zealand	Trillium Holdings Limited		39	17/3/99
New Zealand	Tui Securities Limited		39	19/12/00
New Zealand	UDC Finance Limited		39	1/4/38
New Zealand	Truck Leasing Limited		39	14/2/90
New Zealand	VPM Investments Limited		39	18/12/92
New Zealand	Eftpos New Zealand Limited		39	8/6/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		39	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited (5% owned by ANZ)		28	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	29	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited		17	10/10/72
Hong Kong	ANZ Asia Limited		17	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		8	3/9/85
Vanuatu	La Serigne Limited	99%	8	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by La Serigne Limited)		8	30/10/01
Singapore	ANZ International Private Limited		15	10/2/87
Singapore	ANZCOVER Pte. Ltd.		16	9/5/87
Singapore	ANZ Singapore Limited		15	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		15	27/7/00
Singapore	Torridon Pte Ltd		15	5/8/97
India	ANZ Information Technology Pvt Limited		9	7/6/88
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20	16/9/98
Kiribati	Bank of Kiribati Ltd	75%	24	30/8/84
Australia	Binnstone Traders Pty Limited		1	29/4/69
Australia	Deori Pty Ltd		1	13/4/99
England	Jackson Funding Limited		14	5/11/04
Australia	LFD Limited (25.06% owned by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/4/37
England	Minerva Holdings Limited		14	5/4/83
England	ANZEF Limited		14	1/1/34
England	ANZEF Leasing No. 1 Limited		14	17/8/89
England	ANZEF Leasing No. 2 Limited	99%	14	18/1/90
Netherlands	ANZEF Investments (UK) B.V.		23	24/12/98
England	ANZ Emerging Markets Holdings Limited		14	20/10/59
England	ANZ Bank (Europe) Limited		14	22/4/87
Netherlands	ANZ Eurofinance B.V.		4	3/11/88

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZ Global Nominees Limited		14	13/12/85
England	ANZIM Limited		14	1/10/99
England	ANZ Leasing Limited		14	11/4/83
England	ANZ Leasing (No. 2) Ltd		14	19/6/73
England	ANZMB Limited (50% owned by Brandts Nominees Limited)		14	3/3/52
USA, New York	ANZ Securities Inc.		13	7/4/94
England	Brandts Nominees Limited	90%	14	22/2/34
Netherlands	Grindlays Eurofinance B.V.		4	18/12/80
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited)		27	21/7/00
England	Minerva Nominees Limited (33.33% owned by Brandts Nominees Limited)		14	20/5/38
England	Minerva Nominees (No.2) Limited (1% owned by Brandts Nominees Limited)		14	18/7/67
Cayman Islands	Nichelle Limited		10	26/3/04
New Zealand	Norway Funds Limited		39	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/9/91
Australia	Votraint No. 1103 Pty Limited		1	8/5/98
Australia	ANZ General Partner Pty Ltd		1	21/9/01
Australia	ANZ Holdings Pty Ltd		1	14/7/77
Australia	ANZ Infrastructure Investments Limited		18	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/6/85
Australia	530 Collins Street Property Trust		1	?
Australia	ANZ Investments Pty Ltd		1	14/7/77
Australia	ANZ Leasing Pty. Ltd.		1	11/4/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/1/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/2/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/2/59
USA, New York	ANZ Limited Partnership (10.9% owned by ANZ Realty Holdings (USA) Inc)		13	21/3/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		13	15/12/03
Australia	ANZ Nominees Limited		1	14/7/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/9/01
Brazil	ANZ Participacoes E Servicos Ltda		12	18/9/81
England	ANZ Pensions (UK) Limited		14	25/7/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/3/68
Australia	Weelya Pty. Ltd.		1	20/5/85
USA, New York	ANZ Realty Holdings (USA) Inc		13	23/7/91
Australia	ANZ Rewards Pty Ltd		1	21/5/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/5/98

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Rural Products Pty Ltd		1	8/6/01
Australia	ANZ Securities (Holdings) Limited		1	6/5/70
Australia	ANZ Futures Pty Ltd		1	15/8/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
New Zealand	ANZ Securities (New Zealand) Limited		39	19/3/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		39	19/9/90
USA, New York	ANZ Securities (USA) Inc		13	16/9/87
Australia	ANZ Securities Limited		1	20/6/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/1/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/1/80
Australia	ANZ Underwriting Limited		1	28/6/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/2/01
Australia	Tradecentrix Pty Limited		1	18/1/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		19	28/5/76
PNG	ANZ Investments (PNG) Limited		19	27/12/01
PNG	8 & 9 Chester Street Ltd		19	5/4/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/9/03
Jersey	ANZ Jersey Limited (50% owned by Brandts Nominees Limited)		11	4/3/98
Australia	Bellinz Pty Ltd		1	29/4/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		30	24/7/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		25	20/6/97
Australia	Gas Pipelines Victoria Pty Ltd		1	20/6/97
Australia	Ecomel Pty. Limited		1	3/2/87
Australia	Elgeba Pty. Limited		1	3/2/87
Australia	E S & A Holdings Pty Ltd		1	14/7/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/8/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/6/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/9/83
Australia	Asset Rentals Pty Ltd		1	29/4/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/2/87
Australia	Claric 246 Pty Ltd		1	13/6/90
Australia	P L Lease Management Pty Ltd		1	3/5/91
Australia	Loan Service Centre Pty Limited		1	18/6/90
Australia	Mercantile Credits Pty Ltd		1	11/7/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/7/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/9/83
Australia	Tovepool Pty Ltd	50%	1	28/8/89
Australia	FCA Finance Pty. Limited		1	29/4/58

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Analed Pty. Ltd.		1	26/6/73
Australia	Crebb No 6 Pty Ltd (50% owned by ANZ National Bank Limited		1	15/6/01
Australia	G-BNWF Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/5/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/8/88
Australia	JIKK Pty Ltd		1	8/5/98
New Zealand	NBNZ Holdings Limited		33	7/3/89
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/8/74
Australia	NMRB Pty Ltd		1	14/2/86
Australia	NMRSB Pty Ltd		1	21/4/90
Indonesia	PT ANZ Panin Bank	85%	21	5/9/90
Fiji	Quest Limited (50% owned by ANZ Funds Pty Ltd)		31	9/1/01
England	The Bank of Australasia *(In Liquidation)*		-	24/5/51
England	The London Bank of Australia *(In Liquidation)*		-	1/1/1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	?
England	Upspring Limited		14	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/9/03

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, Australia 3000
2. C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5. Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, Samoa
8. C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9. Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052
10. Ugland House, South Church Street, Grand Cayman, Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13. 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14. Minerva House, Montague Close, London, SE1 9DH England
15. 20 Raffles Place, #09-01 Ocean Towers, Singapore 048620
16. 10 Collyer Quay, #17-01/07 Ocean Building Singapore 049315
17. Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong
18. Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601
19. 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

21. Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22. Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa
23. Groeselaan 18, 3521 CB Utrecht, Netherlands
24. Bairiki, Tarawa, Republic of Kiribati
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26. 347 Kent Street, Sydney, Australia 2000
27. Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands
28. Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan
29. 701-705 Dalamal House, Nariman Point, Mumbai, India 400 021
30. C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman
31. C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI
32. C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711
33. Level 12, National Bank House, 170 - 186 Featherston Street, Wellington, New Zealand
34. Level 10, NBNZ House, 1 - 9 Victoria Street, Wellington, New Zealand
35. C/- Chapman Tripp, 1-13 Grey Street, Wellington, New Zealand
36. Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands
37. Level 26, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia
38. Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
39. Level 10, 2 Hunter Street, Wellington, New Zealand

This is the Annexure of 18 pages marked "B" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 4 January 2005
John William Priestley – Secretary
Australia and New Zealand Banking Group Limited

LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002
Ref: JFS:THC:13862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 655 648 ("SaleCo") in consideration of the Company agreeing to issue 5 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions of shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 5, 100 Queen Street
Melbourne, VIC 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1978* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 1.

"Consideration Shares" means 5 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 19 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 096 265 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 646 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of ~~director/secretary~~
David B Valentine	
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 2

(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd

ACN 096 265 216

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002

Ref: JFS:THC:12852952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 059 255 341 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 259 ("SaleCo") in consideration of the Company agreeing to issue 16,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo);

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions of shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4 ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act* (Cth) 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act* (Cth) 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5 GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day.

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1978* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(a) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 19 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 095 265 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 292 169 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director / secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/secretary
David B Valentine	Stephen Green
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	[signature]
	Signature of attorney
[signature]	Narelle Wooden
Signature of witness	Name
[signature]	
Name	Date of power of attorney

BLAKE DAWSON WALDRON

L A W Y E R S

Share Transfer Agreement No. 3
(ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd

ACN 099 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002

Ref: JFS:THC:13362952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,930 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth) 1997* in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth) 1997* is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5022

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day.

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1978* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,930,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

16

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 093 265 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,818 fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Signature of director/secretary

Name

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Signature of director/secretary

David B Valentine

Name

Stephen Green

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of attorney

Signature of witness

Narelle Wooden

Name

Name

Date of power of attorney

Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	11/01/2005
The previous notice was given to the company on	29/10/2004
The previous notice was dated	29/10/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	37,999,242	7.95%	42,540,526	8.92%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,446,005	0.30% see note 1 at the end of this form	1,581,992	0.33% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	39,445,247	8.25%	44,122,518	9.25%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,984 Fully paid ordinary shares	4,984
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,965,048 Fully paid ordinary shares	1,965,048
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,643 Fully paid ordinary shares	58,643
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	46,346 Fully paid ordinary shares	46,346
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	591,590 Fully paid ordinary shares	591,590
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,500 Fully paid ordinary shares	10,500
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	8,830,193 Fully paid ordinary shares	8,830,193
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	193,086 Fully paid ordinary shares	193,086
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	28,000 Fully paid ordinary shares	28,000

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	103,000 Fully paid ordinary shares	103,000
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	52,061 Fully paid ordinary shares	52,061
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,500 Fully paid ordinary shares	20,500
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	178,659 Fully paid ordinary shares	178,659
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	314,265 Fully paid ordinary shares	314,265
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	105,390 Fully paid ordinary shares	105,390
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	15,335 Fully paid ordinary shares	15,335
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	377,779 Fully paid ordinary shares	377,779
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	150,031 Fully paid ordinary shares	150,031
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,282 Fully paid ordinary shares	58,282

Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,200 Fully paid ordinary shares	20,200
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	376,461 Fully paid ordinary shares	376,461
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	2,047,512 Fully paid ordinary shares	2,047,512
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	312,055 Fully paid ordinary shares	312,055
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	235,364 Fully paid ordinary shares	235,364
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	105,628 Fully paid ordinary shares	105,628
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,840 Fully paid ordinary shares	31,840
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	288,367 Fully paid ordinary shares	288,367
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	418,897 Fully paid ordinary shares	418,897
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	138,000 Fully paid ordinary shares	138,000

CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,850,674 Fully paid ordinary shares	6,850,674
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,585,281 Fully paid ordinary shares	13,585,281
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,026,555 Fully paid ordinary shares	5,026,555
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,434 Fully paid ordinary shares "*" See note 1 on the last page of this form.	10,434
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	829,128 Fully paid ordinary shares "*" See note 1 on the last page of this form.	829,128
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	49,886 Fully paid ordinary shares "*" See note 1 on the last page of this form.	49,886
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	692,544 Fully paid ordinary shares "*" See note 1 on the last page of this form.	692,544

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 14 day of January 2005.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 11/01/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 000 252 488 Limited (ACN 252488)

Australian Company Number 008 521 579 Pty Limited (ACN 8521579)

Auz-Com Technologies Pty Ltd (ACN 7100781)

Banner Consultancy Services Limited (ACN 2032760)
Binya Pty Limited (ACN 9642899)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CB-MN Pty Limited (ACN 4454488)

CBA Indemnity Co. Pty Limited (ACN 72183290)

CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)

CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)

Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)

Colonial AFS Services Pty Ltd (ACN 83514667)

Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial e.Com Ltd (ACN 3345766)

Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AFS Support Services Pty Ltd (ACN 85046073)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Balga Pty Ltd (ACN 9642880)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CB-KNSN Pty Limited (ACN 4885447)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)

Colonial Financial Planners Limited (ACN 3900169)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Property Funds Management Ltd (ACN 77422541)

Colonial First State Private Equity Limited (ACN 2642819)

Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)

Colonial First State Property Limited (ACN 85313926)

Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)

Colonial Investment Services Ltd (ACN 2451970)

Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)

Colonial Net Limited (ACN 2902712)

Colonial PCA Australian Superannuation Ltd (ACN 3230064)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)

Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)

Colonial Property Management (SA) Pty Ltd (ACN 7322438)

Colonial Property Management (WA) Pty Ltd (ACN 83531579)

Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)

Colonial Statutory Funds Management Limited (ACN 2807221)

Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (ACN 074 519 798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)

Commonwealth Fleet Lease Pty Limited (ACN 3429356)

Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Limited (ACN 67524216)

Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)

CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)

First State Investments International Limited(Regd Scot 79063)

First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)

Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)

Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investments (Singapore) (ACN)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Nominees (Hong Kong) Ltd (206615)
First State Investments (Hong Kong) Limited (206616)
First State (Hong Kong)LLC (F8489)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)

GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)

Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)

Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)

Securitisation Custodian Pty Limited (ACN 76980704)
SME Growth Limited (ACN 79678194)
SME Custodians Pty Ltd (ABN 43 081 924 110)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)

Wezen Pty Ltd (ACN 3501817)

GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Harford Pty Limited (ACN 9642960)

Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
SME Equities Limited (ABN 14 078 207 780)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)

End of Annexure A

This is the Annexure marked "B" of 5 pages referred to in the Notice of Substantial Shareholding dated 11 January 2005.

Colonial First State Inv Managers
Transaction listing for the period 30/10/2004 to 11/01/2005 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	23/12/2004	8000		79997.96	
CC	IEQF	OS-PUR	AUD	24/12/2004	1290		12812.67	
CC	IEQF	OS-PUR	AUD	29/12/2004	3710		36802.31	
CC	IEQF	OS-PUR	AUD	04/01/2005	7000		69237.86	
CC	IEQF	OS-PUR	AUD	05/01/2005	3000		29154.88	
CC	IEQF	OS-PUR	AUD	06/01/2005	5000		47340.13	
						28000		275345.81
CC	IEQI	OS-PUR	AUD	23/12/2004	30000		299992.4	
CC	IEQI	OS-PUR	AUD	24/12/2004	3869		38428.09	
CC	IEQI	OS-PUR	AUD	29/12/2004	11131		110416.9	
CC	IEQI	OS-PUR	AUD	04/01/2005	28000		276951.4	
CC	IEQI	OS-PUR	AUD	05/01/2005	10000		97182.92	
CC	IEQI	OS-PUR	AUD	06/01/2005	20000		189360.5	
						103000		1012332.15
CC	IGRF	OS-PUR	AUD	16/12/2004	10761		99636.08	
CC	IGRF	OS-PUR	AUD	17/12/2004	1240		12187.5	
CC	IGRF	OS-PUR	AUD	20/12/2004	8222		78921.44	
CC	IGRF	OS-PUR	AUD	21/12/2004	8532		81887.65	
CC	IGRF	OS-PUR	AUD	23/12/2004	10999		109955.2	
CC	IGRF	OS-PUR	AUD	30/12/2004	316		3106.32	
CC	IGRF	OS-PUR	AUD	06/01/2005	5196		49161.97	
CC	IGRF	OS-PUR	AUD	11/01/2005	6795		65731.8	
						52061		500587.96
CC	IINF	OS-PUR	AUD	23/12/2004	6000		59998.47	
CC	IINF	OS-PUR	AUD	24/12/2004	774		7687.6	
CC	IINF	OS-PUR	AUD	29/12/2004	2226		22081.38	
CC	IINF	OS-PUR	AUD	04/01/2005	5000		49455.61	
CC	IINF	OS-PUR	AUD	05/01/2005	3000		29154.88	
CC	IINF	OS-PUR	AUD	06/01/2005	3500		33138.09	
						20,500		201,516
TOTAL						**203,561**		**1,989,782**
CF	LAEQ	OS-SAL	AUD	25/11/2004	-7000		-60230.1	
						-7000		-60230.1
CF	LAISSN	OS-SAL	AUD	14/12/2004	-19900		-174135	
CF	LAISSN	OS-PUR	AUD	05/01/2005	23481		229653.2	
						3581		55518.21
CF	LGEIT	OS-SAL	AUD	25/11/2004	-3300		-28394.19	
						-3300		-28394.19
CF	PET1SN	OS-PUR	AUD	05/01/2005	23076		225692.1	
						23,076		225,692
TOTAL						**16,357**		**192,586**
CL	G3C	OS-PUR	AUD	16/12/2004	39835		368832.2	
CL	G3C	OS-PUR	AUD	17/12/2004	4575		44966	
CL	G3C	OS-PUR	AUD	20/12/2004	30441		292197.5	
CL	G3C	OS-PUR	AUD	21/12/2004	31590		303191.6	
CL	G3C	OS-PUR	AUD	23/12/2004	41101		410879.9	
CL	G3C	OS-PUR	AUD	30/12/2004	992		9751.5	
CL	G3C	OS-PUR	AUD	06/01/2005	19176		181433.8	
CL	G3C	OS-PUR	AUD	11/01/2005	25376		245476.1	
						193086		1856728.63
CL	M1C	OS-SAL	AUD	01/11/2004	-2400		-20664	

						- 2,400		- 20,664
TOTAL						**190,686**		**1,836,065**
CM	EABS01	OS-PUR	AUD	15/12/2004	3291		29433.12	
CM	EABS01	OS-PUR	AUD	16/12/2004	2187		20077.41	
CM	EABS01	OS-PUR	AUD	21/12/2004	1654		15783.05	
CM	EABS01	OS-PUR	AUD	05/01/2005	1317		12810.09	
CM	EABS01	OS-PUR	AUD	11/01/2005	1985		19208.98	
						10434		97312.65
CM	EASS05	OS-PUR	AUD	16/11/2004	42700		376675.8	
CM	EASS05	OS-PUR	AUD	16/11/2004	38000		332511.4	
CM	EASS05	OS-PUR	AUD	30/12/2004	2647		25976.5	
CM	EASS05	OS-PUR	AUD	11/01/2005	3932		38073.99	
						87279		773237.67
CM	EASS15	OS-SAL	AUD	04/11/2004	-1398		-12385.86	
CM	EASS15	OS-SAL	AUD	11/11/2004	-1496		-13209.78	
CM	EASS15	OS-SAL	AUD	11/11/2004	-73		-646.78	
						-2967		-26242.42
CM	EASS19	OS-PUR	AUD	09/11/2004	19198		167776.7	
CM	EASS19	OS-PUR	AUD	09/11/2004	14331		125109.6	
CM	EASS19	OS-PUR	AUD	17/11/2004	15567		135866.5	
CM	EASS19	OS-PUR	AUD	24/11/2004	11769		100025.9	
CM	EASS19	OS-PUR	AUD	25/11/2004	12116		103568.2	
CM	EASS19	OS-PUR	AUD	25/11/2004	4381		37490.02	
CM	EASS19	OS-PUR	AUD	26/11/2004	6442		55274.2	
CM	EASS19	OS-PUR	AUD	26/11/2004	24359		209916.8	
CM	EASS19	OS-PUR	AUD	09/12/2004	7551		63560.54	
CM	EASS19	OS-PUR	AUD	13/12/2004	4624		40240.04	
CM	EASS19	OS-SAL	AUD	23/12/2004	-51463		-508716.6	
CM	EASS19	OS-SAL	AUD	06/01/2005	-11654		-110137.1	
CM	EASS19	OS-SAL	AUD	06/01/2005	-23308		-221669.9	
CM	EASS19	OS-PUR	AUD	07/01/2005	3945		38053.09	
CM	EASS19	OS-PUR	AUD	10/01/2005	3383		32443.5	
						41,241		268,802
TOTAL						**135,987**		**1,113,110**
CP	AMPEQ	OS-PUR	AUD	16/11/2004	23138		204226.6	
CP	AMPEQ	OS-PUR	AUD	16/11/2004	6862		60520.1	
CP	AMPEQ	OS-PUR	AUD	17/11/2004	96995		846475.9	
CP	AMPEQ	OS-PUR	AUD	18/11/2004	5005		43450.36	
CP	AMPEQ	OS-PUR	AUD	09/12/2004	34119		289646.4	
CP	AMPEQ	OS-PUR	AUD	13/12/2004	4018		35019.18	
CP	AMPEQ	OS-PUR	AUD	21/12/2004	1339		12699.4	
CP	AMPEQ	OS-PUR	AUD	24/12/2004	5524		55160.03	
CP	AMPEQ	OS-PUR	AUD	06/01/2005	79066		751442.6	
CP	AMPEQ	OS-PUR	AUD	06/01/2005	45934		436666.9	
						302000		2735307.48
CP	ASBAE	OS-SAL	AUD	10/11/2004	-4400		-38669.28	
CP	ASBAE	OS-PUR	AUD	16/11/2004	141		1244.45	
CP	ASBAE	OS-PUR	AUD	16/11/2004	42		370.42	
CP	ASBAE	OS-PUR	AUD	17/11/2004	317		2766.29	
CP	ASBAE	OS-PUR	AUD	25/11/2004	1572		13487.92	
CP	ASBAE	OS-PUR	AUD	26/11/2004	1089		9386.85	
CP	ASBAE	OS-PUR	AUD	06/01/2005	3226		30657.96	
CP	ASBAE	OS-PUR	AUD	06/01/2005	1874		17813.88	
						3861		37058.49
CP	CEQU	OS-PUR	AUD	17/11/2004	15502		135286	
CP	CEQU	OS-PUR	AUD	18/11/2004	4498		39048.88	
CP	CEQU	OS-PUR	AUD	25/11/2004	15723		134913.3	
CP	CEQU	OS-PUR	AUD	26/11/2004	10883		93814	
CP	CEQU	OS-PUR	AUD	09/12/2004	6824		57930.97	

CP	CEQU	OS-PUR	AUD	13/12/2004	804		7007.32	
CP	CEQU	OS-PUR	AUD	21/12/2004	268		2541.78	
CP	CEQU	OS-PUR	AUD	24/12/2004	1104		11024.02	
CP	CEQU	OS-PUR	AUD	06/01/2005	20873		198376.8	
CP	CEQU	OS-PUR	AUD	06/01/2005	12127		115284.1	
						88606		795227.19
CP	CFSHK	OS-PUR	AUD	23/12/2004	3000		29996.62	
CP	CFSHK	OS-PUR	AUD	04/01/2005	3000		29671.15	
CP	CFSHK	OS-PUR	AUD	05/01/2005	2000		19435.13	
CP	CFSHK	OS-PUR	AUD	06/01/2005	2500		23668.29	
						10500		102771.19
CP	CIMP	OS-PUR	AUD	09/11/2004	12000		104796	
CP	CIMP	OS-SAL	AUD	16/11/2004	-18643		-162981.6	
CP	CIMP	OS-SAL	AUD	16/11/2004	-10357		-91344.6	
CP	CIMP	OS-SAL	AUD	01/12/2004	-17000		-150130.6	
CP	CIMP	OS-PUR	AUD	07/12/2004	29500		260853.8	
CP	CIMP	OS-PUR	AUD	30/12/2004	39500		387100	
CP	CIMP	OS-PUR	AUD	05/01/2005	112000		1094147	
CP	CIMP	OS-PUR	AUD	06/01/2005	189974		1805511	
CP	CIMP	OS-PUR	AUD	06/01/2005	110026		1045951	
CP	CIMP	OS-PUR	AUD	07/01/2005	22464		214405.3	
CP	CIMP	OS-PUR	AUD	10/01/2005	18720		178295.7	
						488184		4686603.18
CP	MACEQ	OS-PUR	AUD	16/11/2004	1763		15560.08	
CP	MACEQ	OS-PUR	AUD	16/11/2004	524		4621.47	
CP	MACEQ	OS-PUR	AUD	17/11/2004	7539		65788.79	
CP	MACEQ	OS-PUR	AUD	18/11/2004	424		3680.68	
CP	MACEQ	OS-PUR	AUD	25/11/2004	943		8091.03	
CP	MACEQ	OS-PUR	AUD	26/11/2004	653		5628.66	
CP	MACEQ	OS-PUR	AUD	09/12/2004	2654		22529.19	
CP	MACEQ	OS-PUR	AUD	13/12/2004	313		2727.8	
CP	MACEQ	OS-PUR	AUD	21/12/2004	104		986.3	
CP	MACEQ	OS-PUR	AUD	24/12/2004	429		4283.52	
CP	MACEQ	OS-PUR	AUD	06/01/2005	9551		90766.96	
CP	MACEQ	OS-PUR	AUD	06/01/2005	5549		52747.71	
						30446		277412.19
CP	MACSN	OS-PUR	AUD	08/12/2004	6078		52454.36	
CP	MACSN	OS-PUR	AUD	09/12/2004	6161		51994.12	
CP	MACSN	OS-PUR	AUD	10/12/2004	2268		19867.34	
CP	MACSN	OS-PUR	AUD	14/12/2004	1155		10149.5	
CP	MACSN	OS-PUR	AUD	16/12/2004	9035		83647.76	
CP	MACSN	OS-PUR	AUD	17/12/2004	708		6958.07	
CP	MACSN	OS-PUR	AUD	20/12/2004	6759		64872.72	
CP	MACSN	OS-PUR	AUD	21/12/2004	4762		45700.3	
CP	MACSN	OS-PUR	AUD	22/12/2004	16539		167681.7	
CP	MACSN	OS-PUR	AUD	23/12/2004	1540		15393.78	
CP	MACSN	OS-PUR	AUD	30/12/2004	653		6418.53	
CP	MACSN	OS-PUR	AUD	05/01/2005	761		7389.19	
CP	MACSN	OS-PUR	AUD	06/01/2005	789		7464.57	
CP	MACSN	OS-PUR	AUD	10/01/2005	1074		10279.18	
						58282		550271.08
CP	NOME	OS-PUR	AUD	16/12/2004	5300		49087.52	
CP	NOME	OS-PUR	AUD	22/12/2004	10245		104246.7	
CP	NOME	OS-PUR	AUD	05/01/2005	4655		45514.65	
						20200		198848.89
CP	OSFEQ	OS-SAL	AUD	01/11/2004	-10212		-87522.39	
CP	OSFEQ	OS-SAL	AUD	05/11/2004	-518067		-4512364	
CP	OSFEQ	OS-PUR	AUD	08/12/2004	38732		334294.1	
CP	OSFEQ	OS-PUR	AUD	09/12/2004	39252		331285.7	
CP	OSFEQ	OS-PUR	AUD	10/12/2004	14279		125092.8	
CP	OSFEQ	OS-PUR	AUD	14/12/2004	7506		65964.34	
CP	OSFEQ	OS-PUR	AUD	16/12/2004	57649		533772	
CP	OSFEQ	OS-PUR	AUD	17/12/2004	10019		98473.08	
CP	OSFEQ	OS-PUR	AUD	20/12/2004	44477		426926.4	
CP	OSFEQ	OS-PUR	AUD	21/12/2004	30471		292451.8	

CP	OSFEQ	OS-PUR	AUD	22/12/2004	110193		1117296	
CP	OSFEQ	OS-PUR	AUD	23/12/2004	10177		101737.8	
CP	OSFEQ	OS-PUR	AUD	30/12/2004	4262		41896.05	
CP	OSFEQ	OS-PUR	AUD	06/01/2005	2575		24363.38	
CP	OSFEQ	OS-PUR	AUD	10/01/2005	6869		65747.61	
						-151818		-1040585.06
CP	QCSF	OS-PUR	AUD	09/11/2004	1500		13099.5	
CP	QCSF	OS-PUR	AUD	07/12/2004	2500		22106.25	
CP	QCSF	OS-PUR	AUD	30/12/2004	4200		41160	
CP	QCSF	OS-PUR	AUD	05/01/2005	3500		34192.09	
CP	QCSF	OS-PUR	AUD	06/01/2005	5066		48147.22	
CP	QCSF	OS-PUR	AUD	06/01/2005	2934		27891.77	
CP	QCSF	OS-PUR	AUD	07/01/2005	576		5497.57	
CP	QCSF	OS-PUR	AUD	10/01/2005	480		4571.68	
						20756		196666.08
CP	UTIND	OS-PUR	AUD	01/11/2004	2400		20664.24	
CP	UTIND	OS-PUR	AUD	17/12/2004	5300		51596.39	
						7700		72260.63
CP	WEQC	OS-PUR	AUD	08/12/2004	28792		248502.4	
CP	WEQC	OS-PUR	AUD	09/12/2004	29418		248287.1	
CP	WEQC	OS-PUR	AUD	10/12/2004	10841		94973.84	
CP	WEQC	OS-PUR	AUD	14/12/2004	6085		53476.29	
CP	WEQC	OS-PUR	AUD	16/12/2004	43431		402127.5	
CP	WEQC	OS-PUR	AUD	17/12/2004	7490		73616.48	
CP	WEQC	OS-PUR	AUD	20/12/2004	34025		326599.6	
CP	WEQC	OS-PUR	AUD	21/12/2004	22349		214499.2	
CP	WEQC	OS-PUR	AUD	22/12/2004	82637		837893.3	
CP	WEQC	OS-PUR	AUD	23/12/2004	7356		73536.72	
CP	WEQC	OS-PUR	AUD	30/12/2004	3746		36823.7	
CP	WEQC	OS-PUR	AUD	05/01/2005	4605		44717.16	
CP	WEQC	OS-PUR	AUD	06/01/2005	1469		13898.95	
CP	WEQC	OS-PUR	AUD	10/01/2005	6123		58607.16	
						288367		2727559.4
CP	WEQL	OS-PUR	AUD	23/12/2004	40000		399989.8	
CP	WEQL	OS-PUR	AUD	24/12/2004	5157		51220.89	
CP	WEQL	OS-PUR	AUD	29/12/2004	14843		147239	
CP	WEQL	OS-PUR	AUD	04/01/2005	33000		326407	
CP	WEQL	OS-PUR	AUD	05/01/2005	20000		194365.8	
CP	WEQL	OS-PUR	AUD	06/01/2005	25000		236700.6	
						138000		1355923.2
CP	WEQU	OS-PUR	AUD	16/11/2004	59257		523029.5	
CP	WEQU	OS-PUR	AUD	16/11/2004	17572		154978	
CP	WEQU	OS-PUR	AUD	17/11/2004	239065		2086322	
CP	WEQU	OS-PUR	AUD	18/11/2004	10106		87734.12	
CP	WEQU	OS-PUR	AUD	25/11/2004	81762		701569.6	
CP	WEQU	OS-PUR	AUD	26/11/2004	56591		487827.6	
CP	WEQU	OS-PUR	AUD	09/12/2004	117520		997662.3	
CP	WEQU	OS-PUR	AUD	13/12/2004	13838		120606.2	
CP	WEQU	OS-PUR	AUD	21/12/2004	4613		43750.81	
CP	WEQU	OS-PUR	AUD	24/12/2004	19029		190014.5	
CP	WEQU	OS-PUR	AUD	06/01/2005	230873		2194215	
CP	WEQU	OS-PUR	AUD	06/01/2005	134127		1275065	
						984353		8862774
CP	WIMP	OS-SAL	AUD	09/11/2004	-13500		-117895.5	
CP	WIMP	OS-SAL	AUD	16/11/2004	-26357		-230419.2	
CP	WIMP	OS-SAL	AUD	16/11/2004	-14643		-129145.4	
CP	WIMP	OS-SAL	AUD	01/12/2004	-78000		-688834.5	
CP	WIMP	OS-SAL	AUD	07/12/2004	-32000		-282960	
CP	WIMP	OS-SAL	AUD	30/12/2004	-43700		-428260	
CP	WIMP	OS-PUR	AUD	05/01/2005	184500		1802412	
CP	WIMP	OS-PUR	AUD	06/01/2005	279896		2660129	
CP	WIMP	OS-PUR	AUD	06/01/2005	162104		1541025	
CP	WIMP	OS-PUR	AUD	07/01/2005	36960		352760.8	
CP	WIMP	OS-PUR	AUD	10/01/2005	30800		293349.8	
						486060		4772162.14

CP	WISH	OS-PUR	AUD	09/12/2004	93638		794920.9	
CP	WISH	OS-PUR	AUD	13/12/2004	11027		96106.66	
CP	WISH	OS-PUR	AUD	21/12/2004	3676		34864.07	
CP	WISH	OS-PUR	AUD	24/12/2004	15159		151370.5	
CP	WISH	OS-PUR	AUD	06/01/2005	281475		2675136	
CP	WISH	OS-PUR	AUD	06/01/2005	163525		1554534	
						568,500		5,306,932
TOTAL						**3,343,997**		**31,637,192**
	OSFT	OS-SAL	AUD	01/11/2004	-13498		-115353.3	
	OSFT	OS-SAL	AUD	04/11/2004	-11024		-96194.99	
	OSFT	OS-SAL	AUD	05/11/2004	-9307		-82444.84	
	OSFT	OS-PUR	AUD	08/11/2004	518067		4512364	
	OSFT	OS-SAL	AUD	09/11/2004	-52		-451.36	
	OSFT	OS-SAL	AUD	09/11/2004	-5070		-43795.95	
	OSFT	OS-PUR	AUD	10/11/2004	101526		886644.9	
	OSFT	OS-SAL	AUD	10/11/2004	-4043		-35208.87	
	OSFT	OS-PUR	AUD	11/11/2004	14824		131486.3	
	OSFT	OS-SAL	AUD	12/11/2004	-226		-2002.36	
	OSFT	OS-SAL	AUD	12/11/2004	-4595		-40568.04	
	OSFT	OS-PUR	AUD	12/11/2004	2158		19064.26	
	OSFT	OS-PUR	AUD	15/11/2004	38242		336983.4	
	OSFT	OS-SAL	AUD	18/11/2004	-519		-4562.01	
	OSFT	OS-SAL	AUD	18/11/2004	-774		-6740.22	
	OSFT	OS-SAL	AUD	19/11/2004	-332		-1711.69	
	OSFT	OS-SAL	AUD	19/11/2004	-1547		-7975.85	
	OSFT	OS-SAL	AUD	24/11/2004	-3280		-27552	
	OSFT	OS-SAL	AUD	24/11/2004	-30265		-254080.4	
	OSFT	OS-SAL	AUD	24/11/2004	-9300		-78225.44	
	OSFT	OS-PUR	AUD	25/11/2004	884		7496.32	
	OSFT	OS-PUR	AUD	25/11/2004	11397		97180.14	
	OSFT	OS-PUR	AUD	03/12/2004	104700		943001.5	
	OSFT	OS-PUR	AUD	06/12/2004	83700		753298.5	
	OSFT	OS-SAL	AUD	08/12/2004	-1301		-11487.83	
	OSFT	OS-SAL	AUD	08/12/2004	-5017		-44283.75	
	OSFT	OS-PUR	AUD	10/12/2004	4732		39796.12	
	OSFT	OS-PUR	AUD	10/12/2004	2340		19746.15	
	OSFT	OS-PUR	AUD	13/12/2004	16804		146264.3	
	OSFT	OS-SAL	AUD	22/12/2004	-9891		-94208.81	
	OSFT	OS-SAL	AUD	30/12/2004	-7634		-76056.27	
						781,699		6,870,421
TOTAL						**781,699**		**6,870,421**
	AIL*6704387	TAKEON BAL	AUD	21/12/2004	4984		-	
						4,984		-
TOTAL						**4,984**		**-**
GRAND TOTAL						**4,677,271**		**43,639,156**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,088,378	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,802,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 07 February 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 07 February, 2005

Number & Class of Securities	(a) 20,000 ordinary shares; (b) 30,000 ordinary shares; (c) 80,000 ordinary shares; (d) 20,000 ordinary shares; (e) 40,000 ordinary shares;
Issue Price and any Terms of Issue	(a) \$3.9125 per share; (b) \$3.9125 per share; (c) \$6.0105 per share; (d) \$5.9531 per share; (e) \$3.9125 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 19 January, 2005; (b) 28 January, 2005; (c) 04 February, 2005; (d) 04 February, 2005; (e) 07 February, 2005.



Press Release/ASX Announcement: 22/2/2005

ARISTOCRAT LEISURE LIMITED POSTS RECORD PROFIT AND CONFIRMS POSITIVE MOMENTUM

Aristocrat Leisure Limited (ASX: ALL) today announced a record profit and revenue for the year ended 31 December 2004, as well as a 21 cents per share ($100 million) capital return to shareholders.

Key features of the result:

- Record revenue of $1.15 billion, an increase of 12.5 per cent on the prior year*;
- A record net profit after tax of $174.7 million, a significant improvement on the $54 million profit for 2003 and ahead of the $150-$170 million profit guidance provided in October 2004;
- Profit from international operations increased to 70.1 per cent of group trading profits, up from 58.9 per cent in 2003; and
- Operating cash flow rose 22.3 per cent to $250 million, with cash on hand exceeding debt by $119.6 million at year end.

Chief Executive Officer and Managing Director of Aristocrat Leisure, Mr Paul Oneile said "Our 2004 performance is clear evidence that we have a very strong business worldwide and are implementing dynamic strategies to ensure Aristocrat continues to build shareholder value through product innovation and sound management practices.

"We are well placed to build on our position as one of the world's leading gaming solution providers, with broad-based demand for our products across more than 200 international jurisdictions now contributing 70 per cent of our trading profit.

"With the Australian market now mature, we are continuing to build our international presence. A major influence on our result was the greatly improved contribution from our US operations.

"Aristocrat Leisure's underlying business continues to be robust and we are building momentum in profit and sales across the majority of our markets. After

* All references to 2003 are pre one-off adjustments. Full details of these one off adjustments are set out in the 2003 annual report.

such a strong 2004 result, I am confident that we will see further profit growth in the current year", added Mr Oneile.

Australia

Australian profits rose 16.4 per cent to $98.1 million, despite a revenue decline of 4 per cent to $290.3 million.

The Australian market remains challenging, however Aristocrat Leisure lifted market share to 66.3 per cent, maintained prices and improved margins.

The group continues to focus on premium products, as well as cost and operational efficiencies in a difficult regulatory and market environment.

North America

North American revenue improved 52.6 per cent to $368.4 million, driven by a 92.2 per cent rise in the installed base of recurring revenue (participation) units to 5,294 units.

Game and platform sales rose 43.1 per cent, with unit sales up 35.8 per cent to 12,312 units, reflecting stronger gaming performance, tighter management practices and the successful broadening of the product offering.

Aristocrat Leisure expects to continue growing its recurring revenue and installed base in 2005, fuelled by an increased number of game approvals.

Japan

Japanese revenue fell 6.6 per cent to $336.8 million, following a record 2003 when sales doubled.

Profit declined 10.8 per cent to $78.2 million as a result of higher trade-ins and inventory provisions, however unit sales rose 2 per cent to a record 85,387 games. This was largely a result of the successful launch of two new games, Daruma-neko™ and Kyojin-no-hoshi 2™.

The group expects to release a range of new products and is exploring potential new revenue streams however the gaming market remains volatile as new regulations take effect.

Other Markets

Revenue from other markets, including Asia-Pacific, Europe, New Zealand, South America and Africa, rose 31.1 per cent to $146.1 million, while profit jumped 85.5 per cent $46.2 million.

* All references to 2003 are pre one-off adjustments. Full details of these one off adjustments are set out in the 2003 annual report.

Stand-out performers were Russia and Macau. They are expected to show very strong growth in the near term, as will other emerging markets, including Singapore, Thailand, The Philippines and South Africa. Aristocrat Leisure has adopted a low risk approach to emerging markets, distributing product on stringent trading terms.

New Zealand continues to experience a difficult regulatory environment and the market is expected to remain flat this year.

DIVIDEND

The board has announced a final dividend of 4 cents per share, taking the total dividend for the year to 8 cents per share. The final dividend, payable on 23 March 2005, will be unfranked. The board has resolved that the Dividend Reinvestment Plan will not apply in respect of this dividend.

CAPITAL MANAGEMENT

Directors also announced their intention to make a capital return of 21 cents per share ($100 million) to shareholders as part of the group's ongoing capital management strategy. The proposed capital return is subject to receipt of a Class Ruling from the Australian Taxation Office in relation to its taxation treatment and approval by shareholders at the Company's Annual General Meeting, scheduled for Tuesday 3 May 2005.

The board also approved the continuation of the current on-market share buy back announced in August 2004.

Chairman, Mr David Simpson, said "Aristocrat has very strong, ongoing cash flow and significant cash on hand. Coupled with our undrawn bank facilities, the Company has ample capacity to fund the capital return, the operational demands of the business and underwrite any strategic opportunities that may arise."

OUTLOOK

The group remains confident that its underlying businesses continue to be robust and their momentum positive.

Further Information

Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511

* All references to 2003 are pre one-off adjustments. Full details of these one off adjustments are set out in the 2003 annual report.

Key Financial Performance Indicators

	2004 $Million	2003* $Million	Variance %
Revenue from Ordinary Activities	**1,148.9**	1,021.3	12.5%
Earnings Before Interest and Tax (EBIT)	**274.8**	103.5	165.5%
Profit After Tax	**174.7**	54.0	223.5%
Net Working Capital/Revenue	**9.3%**	10.9%	-1.6 Pts
Operating Cash Flow	**250.0**	204.4	22.3%
Closing Net Cash/(Debt)	**119.6**	(70.2)	270.4%
Earnings Per Share	**36.8c**	11.7c	214.5%
Total Dividends Per Share	**8.0c**	6.0c	33.3%

* All references to 2003 are pre one-off adjustments. Full details of these one off adjustments are set out in the 2003 annual report.


ARISTOCRAT

ANNOUNCEMENT REGARDING CHAIRMAN

Sydney, 22 February 2005

The Board of Aristocrat Leisure Limited (ASX: ALL) announced today that Mr David Simpson, who was appointed Interim Chairman in August 2004, has been elected Chairman on an ongoing basis.

Mr Paul Oneile, Chief Executive Officer and Managing Director, congratulated David Simpson on behalf of the Board:

"We are all very pleased that David Simpson has accepted this appointment. The Board unanimously elected him to the position of Chairman on an ongoing basis, noting, with appreciation, the excellent work carried out by him over the last six months. David's background in the gaming industry and his knowledge of and reputation in financial markets are ideal for this role. This appointment clearly strengthens the Board, moving forward. We all look forward to working under David's chairmanship."

David Simpson said: "I am delighted to have been invited to continue in the role of Chairman. I couldn't be happier to be part of such a strong organisation."

Enquiries: Tim Allerton, 0412 715 707


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4E

Preliminary Final Report
Year ended: 31 December 2004

Previous corresponding period: 31 December 2003

Results for Announcement to the Market				Dec 2004 $'000
Revenue from ordinary activities	up	15.4%	to	1,148,891
Profit from ordinary activities after tax attributable to members	up	-*	to	174,719
Net profit for the period attributable to members	up	-*	to	174,719
Earnings before net interest and tax	up	-*	to	274,794
Operating cash flow	up	22.3%	to	250,038

* *the percentage change cannot be calculated because in the previous corresponding period, a loss was recorded.*

Dividends	Amount per security	Franked amount per security	Record date for determining entitlements to dividends
Final dividend:			
- Current year	4.0c	0.0c	9 March 2005
- Previous year	3.0c	1.2c	
Interim dividend:			
- Current year	4.0c	0.0c	
- Previous year	3.0c	3.0c	

	Dec 2004	Dec 2003
Net tangible assets per security	$0.65	$0.31

For further explanation of the above figures please refer to the Directors' report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4E is contained in the Financial Statements.

Financial statements

for the year ended 31 December 2004

Notes to the financial statements

Statements of financial performance

for the year ended 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Revenue from sale of goods	2	**1,049,622**	900,169	**-**	–
Revenue from services	2	**87,025**	81,115	**-**	–
Total revenue from operating activities		**1,136,647**	981,284	**-**	–
Cost of sale of goods		**(507,792)**	(544,749)	**-**	–
Cost of providing services		**(70,685)**	(72,477)	**-**	–
Total cost of revenue		**(578,477)**	(617,226)	**-**	–
Gross profit		**558,170**	364,058	**-**	–
Other revenues from ordinary activities	2	**12,244**	13,942	**103,892**	28,407
Research and development costs		**(59,031)**	(63,408)	**-**	–
Sales, marketing and distribution costs		**(123,102)**	(165,722)	**-**	–
General and administration costs		**(106,119)**	(227,545)	**(913)**	(26,260)
Borrowing costs	4	**(11,793)**	(21,120)	**(10,542)**	(11,155)
Profit / (loss) from ordinary activities before income tax expense		**270,369**	(99,795)	**92,437**	(9,008)
Income tax credit / (expense)	5	**(95,650)**	(6,245)	**463**	8,007
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	27	**174,719**	(106,040)	**92,900**	(1,001)
Net (decrease) in asset revaluation reserve	27	**-**	(725)	**-**	–
Net increase / (decrease) in foreign currency translation reserve	27	**29,612**	(78,200)	**-**	–
Realised exchange difference transferred from foreign currency translation reserve	27	**(28,447)**	–	**-**	–
Adjustment resulting from change in accounting policy for providing for employee benefits	27	**-**	(354)	**-**	–
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		**1,165**	(79,279)	**-**	–
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		**175,884**	(185,319)	**92,900**	(1,001)
		Cents	Cents		
Basic earnings per share	39	**36.8**	(22.9)		
Diluted earnings per share	39	**35.4**	(22.9)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

as at 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
CURRENT ASSETS					
Cash assets	7, 34	**285,973**	103,993	**3,489**	81
Receivables	8, 34	**226,148**	231,438	**47,563**	1,770
Inventories	9	**69,206**	78,640	**-**	-
Other financial assets	10, 34	**8,559**	8,184	**-**	-
Tax assets	11	**1,190**	9,399	**-**	268
Total current assets		**591,076**	431,654	**51,052**	2,119
NON-CURRENT ASSETS					
Receivables	12, 34	**51,370**	39,496	**456,376**	425,946
Inventories	13	**-**	262	**-**	-
Other financial assets	14, 34	**12,509**	13,664	**405**	405
Property, plant and equipment	15	**120,803**	109,496	**-**	-
Deferred tax assets	16	**65,699**	66,875	**30,149**	10,565
Intangible assets	17	**64,431**	70,640	**-**	-
Total non-current assets		**314,812**	300,433	**486,930**	436,916
Total assets		**905,888**	732,087	**537,982**	439,035
CURRENT LIABILITIES					
Payables	18, 34	**188,323**	199,240	**693**	1,095
Interest bearing liabilities	19, 34	**166,383**	1,375	**166,283**	-
Current tax liabilities	20	**59,762**	40,389	**33,204**	-
Provisions	21, 34	**22,064**	14,949	**-**	-
Other	22	**36,783**	34,162	**-**	-
Total current liabilities		**473,315**	290,115	**200,180**	1,095
NON-CURRENT LIABILITIES					
Interest bearing liabilities	23, 34	**-**	172,844	**-**	172,666
Provisions	24, 34	**17,310**	17,292	**-**	-
Other	25, 34	**41,073**	33,158	**-**	-
Total non-current liabilities		**58,383**	223,294	**-**	172,666
Total liabilities		**531,698**	513,409	**200,180**	173,761
Net assets		**374,190**	218,678	**337,802**	265,274
EQUITY					
Contributed equity	26	**278,571**	265,733	**278,571**	265,733
Reserves	27	**(40,479)**	(70,091)	**-**	-
Retained profits	27	**136,098**	23,036	**59,231**	(459)
Total equity		**374,190**	218,678	**337,802**	265,274

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows

for the year ended 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,239,990**	1,204,522	**-**	-
Payments to suppliers and employees (inclusive of goods and services tax)		**(936,446)**	(992,336)	**(912)**	-
		303,544	212,186	**(912)**	-
Interest received		**7,368**	5,352	**6,830**	10,435
Other revenue		**1,463**	1,677	**-**	-
Borrowing costs		**(9,997)**	(20,880)	**(8,797)**	(10,915)
Income taxes (paid) / received		**(52,340)**	6,053	**(306)**	(698)
Net cash inflow / (outflow) from operating activities	40	**250,038**	204,388	**(3,185)**	(1,178)
Cash flows from investing activities					
Payments for property, plant and equipment		**(49,957)**	(30,593)	**-**	-
Payments for patents and trademarks		**(258)**	-	**-**	-
Proceeds from sale of related party asset		**-**	1,874	**-**	1,874
Loans to related parties		**-**	-	**26,959**	23,078
Proceeds from sale of property, plant and equipment		**2,806**	6,913	**-**	-
Net cash inflow / (outflow) from investing activities		**(47,409)**	(21,806)	**26,959**	24,952
Cash flows from financing activities					
Proceeds from issues of shares		**19,899**	9,379	**19,899**	9,379
Payment for shares bought back		**(10,705)**	-	**(10,705)**	-
Repayment of borrowings		**(21,642)**	(176,389)	**-**	-
Proceeds from borrowings		**21,642**	65,100	**-**	-
Repayment of lease liabilities		**(1,453)**	(2,695)	**-**	-
Dividends paid	6	**(29,560)**	(33,143)	**(29,560)**	(33,143)
Net cash inflow / (outflow) from financing activities		**(21,819)**	(137,748)	**(20,366)**	(23,764)
Net increase in cash held		**180,810**	44,834	**3,408**	10
Cash at the beginning of the financial year		**103,993**	70,291	**81**	71
Effects of exchange rate changes on cash		**1,170**	(11,132)	**-**	-
Cash at the end of the financial year	7	**285,973**	103,993	**3,489**	81

	Notes
Financing arrangements	23
Non-cash financing and investing activities	32

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

31 December 2004

Note 1

Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Where necessary, comparative figures have been adjusted to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Aristocrat Leisure Limited ('the Company' or 'parent entity') as at 31 December 2004 and the results of all controlled entities for the year then ended. Aristocrat Leisure Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is based on the operating results before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account either as a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received. Future income tax benefits relating to timing differences are not brought to account as an asset unless realisation of the benefit is assured beyond reasonable doubt.

A future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax is accounted for and presented in accordance with AASB 1020 *Accounting for Income Tax (Tax-effect Accounting)* issued in October 1989.

Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Aristocrat Leisure Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under the proposed tax sharing and funding agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the proposed tax sharing and funding agreement are recognised as a component of income tax expense (revenue).

The deferred tax balances recognised by the parent entity in relation to wholly-owned entities joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime.

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

Notes to the financial statements

31 December 2004

Note 1

Summary of significant accounting policies (continued)

(c) Foreign currency translation (continued)

(ii) *Specific commitments*

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In these circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(iii) *Foreign controlled entity*

As foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation, are taken to the foreign currency translation reserve.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs and related employee termination benefits is recognised as at the date of acquisition of an entity or part thereof on the basis described in the accounting policy notes for restructuring costs (Note 1(v)) and employee benefits (Notes 1(t)).

Goodwill is brought to account on the basis described in Note 1(p)(i).

Note 1

Summary of significant accounting policies (continued)

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition

(i) Platform / machine sales

Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the carrier or customer, and it is probable that future economic benefits will flow to the company.

(ii) Participation revenue

Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

(iii) Rental

Rental income from operating leases is recognised on a straight line basis over the term of the operating lease contract.

(iv) Value added customer agreements

Revenue arising from value added customer agreements (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and software, and for other items including conversions, only as the long term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(v) Value added service agreements

Revenue arising from value added service agreements (VASA) where gaming machines and games are licensed to customers for extended periods and the service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract for the service fee provided for the warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(vi) Long-term contracts

Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(vii) Service revenue

Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised progressively over the period of the service agreement.

(viii) Revenue in advance

Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(g) Receivables

The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when doubt as to collection exists.

Notes to the financial statements

31 December 2004

Note 1

Summary of significant accounting policies (continued)

(h) Deferred expenditure

Deferred expenditure represents finance fees that are deferred over the life of the convertible subordinated bonds (Note 19). The expense is amortised on a straight line basis over the period during which benefits are expected to arise.

(i) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(j) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk adjusted discount rate. The discount rates used ranged from 11.0% – 14.2% (2003: 11.0% – 14.2%) depending upon the nature of the assets.

(k) Revaluations of non-current assets

Subsequent to initial recognition as assets, land and buildings are measured at fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. Revaluations are made with sufficient regularity to ensure that the carrying amount of each piece of land and each building does not differ materially from its fair value at the reporting date. Annual assessments are made by the directors, supplemented by independent assessments at least every three years.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in the respect of that class of asset previously recognised as an expense in net profit and loss, the increment is recognised immediately in the statement of financial performance.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non-current assets.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will eventuate.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(l) Other financial assets – Investment securities

The consolidated entity maintains restricted investment securities, which consist principally of US Government securities in order to meet its obligations in Nevada and Native American jurisdictions in respect of progressive jackpots. These are investments which the consolidated entity has the ability and intent to hold until maturity. These investments are recorded at amortised cost, which approximates market value. Dividend and interest income are recognised in the period earned.

Note 1

Summary of significant accounting policies (continued)

(m) Depreciation of property, plant and equipment

Generally, depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Category	Useful life
Buildings	31 – 40 years
Leasehold improvements	2 – 13.5 years
Plant and equipment	2 – 11 years

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(n) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at reporting date are being amortised over periods up to 13.5 years.

(o) Leased non-current assets

Assets acquired under finance leases (including hire purchase agreements) are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at balance date are being amortised over periods ranging from 2 to 11 years.

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the lease space will be of no future benefit to the consolidated entity. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(p) Intangible assets

(i) Goodwill

On acquisition of some, or all, of the assets in another entity or, in the case of an investment in a controlled entity, on acquisition of some, or all, of the equity of that controlled entity, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which benefits are expected to arise being up to 20 years.

(ii) Copyrights, patents, trademarks and licensing rights

Significant costs associated with copyrights, patents, trademarks and licensing rights are deferred and amortised on a straight line basis over the periods of their expected benefit, which vary from 3 to 5 years.

(q) Trade and other creditors

These amounts represent unsecured liabilities for goods and services provided to the consolidated entity and accrued employee benefits to the end of the financial year. The majority of these amounts are usually paid within 30 to 120 days.

(r) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(s) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

Notes to the financial statements

31 December 2004

Note 1

Summary of significant accounting policies (continued)

(t) Employee benefits

(i) Wages and salaries, annual leave and superannuation contributions

Liabilities for wages and salaries, including non-monetary benefits, annual leave and superannuation contributions expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits

Ownership-based remuneration is provided to employees via the Employee Share Option Plan (ESOP), the Performance Share Plan (PSP) and the General Employee Share Plan (GESP). Information relating to those schemes is set out in Notes 35 and 36.

No accounting entries are made in relation to the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statements of financial position as share capital.

(vi) Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash flows, discounted using market yields at the reporting date on national government bond with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

(u) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

Note 1
Summary of significant accounting policies (continued)

(v) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed, approved and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for, other than related employee termination benefits, is the estimated cash flows, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee benefits (Note 1(t)(vi)). Liabilities for costs of restructurings and related employee termination benefits are disclosed in aggregate where the restructuring occurs as a consequence of an acquisition.

Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against the goodwill or discount on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are amortised or depreciated from the date of the reversal.

(w) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(x) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges, and
- hire purchase charges.

(y) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts (Note 34(c)).

The accounting for forward foreign exchange contracts is in accordance with Note 1(c)(ii).

(z) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial period.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after tax income effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(aa) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Notes to the financial statements

31 December 2004

Note 1

Summary of significant accounting policies (continued)

(ab) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. At balance date, there were no deferred research and development costs.

(ac) Intellectual property rights

A controlled entity has entered into an agreement to purchase licences or intellectual property rights to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when consumed.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 2				
Revenue				
Revenue from operating activities				
Sale of goods	**1,042,813**	885,829	**-**	–
Licence fees	**6,809**	14,340	**-**	–
Revenue from sale of goods	**1,049,622**	900,169	**-**	–
Revenue from services	**87,025**	81,115	**-**	–
	1,136,647	981,284	**-**	–
Revenue from outside the operating activities				
Interest	**7,368**	5,352	**6,830**	10,435
Dividends	**-**	–	**92,000**	16,000
Foreign currency translation gains	**607**	–	**3,157**	–
Sale of property, plant and equipment	**2,806**	6,913	**-**	–
Other revenue	**1,463**	1,677	**1,905**	1,972
	12,244	13,942	**103,892**	28,407
Revenue from ordinary activities	**1,148,891**	995,226	**103,892**	28,407

Notes to the financial statements

31 December 2004

Note 3

Segment information

Primary reporting – geographical segments

2004	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	286,391	367,572	20,429	336,756	28,798	96,701	–	1,136,647
Inter-segment sales	140,013	–	–	–	–	–	(140,013)	–
Total sales revenue	426,404	367,572	20,429	336,756	28,798	96,701	(140,013)	1,136,647
Other revenue (excluding interest)	3,860	791	–	7	12	206	–	4,876
Total segment revenue (excluding interest)	430,264	368,363	20,429	336,763	28,810	96,907	(140,013)	1,141,523
Interest income								7,368
Total consolidated revenue								1,148,891
Segment result	205,798	7,623	3,424	49,382	1,191	13,439	(6,063)	274,794
Net interest								(4,425)
Profit / (loss) from ordinary activities before income tax expense								270,369
Income tax expense								(95,650)
Net profit / (loss)								174,719
Segment assets	701,043	59,946	18,651	120,668	8,809	20,512	(90,630)	838,999
Unallocated assets								66,889
Total assets								905,888
Segment liabilities	127,907	79,421	10,758	77,574	2,102	7,791	–	305,553
Unallocated liabilities								226,145
Total liabilities								531,698
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	14,754	36,911	282	1,344	168	471	(2,264)	51,666
Depreciation and amortisation expense	14,773	22,945	853	396	208	657	–	39,832
Other non-cash expenses	6,172	(1,530)	(276)	11,379	140	1,608	–	17,493
Segment contribution profit / (loss)	98,143	105,635	13,485	78,150	11,145	21,634	(53,398)	274,794

Note 3
Segment information (continued)

2003	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	295,870	240,462	(20,558)	360,716	39,338	65,456	–	981,284
Inter-segment sales	92,854	–	–	–	–	–	(92,854)	–
Total sales revenue	388,724	240,462	(20,558)	360,716	39,338	65,456	(92,854)	981,284
Other revenue (excluding interest)	6,525	979	–	7	883	196	–	8,590
Total segment revenue (excluding interest)	395,249	241,441	(20,558)	360,723	40,221	65,652	(92,854)	989,874
Interest income								5,352
Total consolidated revenue								995,226
Segment result	(62,467)	(95,236)	(630)	56,086	848	12,896	4,476	(84,027)
Net interest								(15,768)
Profit / (loss) from ordinary activities before income tax expense								(99,795)
Income tax expense								(6,245)
Net profit / (loss)								(106,040)
Segment assets	489,936	38,316	31,053	151,874	7,818	22,067	(85,251)	655,813
Unallocated assets								76,274
Total assets								732,087
Segment liabilities	92,503	53,276	23,222	121,306	2,318	6,176	–	298,801
Unallocated liabilities								214,608
Total liabilities								513,409
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	9,181	15,880	4,086	1,017	124	305	–	30,593
Depreciation and amortisation expense	17,670	25,054	–	1,233	260	458	–	44,675
Other non-cash expenses	19,395	128,157	3,588	3,041	69	574	–	154,824
Segment contribution profit / (loss)	83,537	(24,196)	(53,221)	87,748	14,900	17,568	(210,363)	(84,027)

Notes to the financial statements

31 December 2004

Note 3

Segment information (continued)

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 1 and AASB 1005 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

(b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

(c) Segment contribution profit / (loss)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and write down of intangibles and other non-trading assets. The total amount of these items is included in the unallocated category.

(d) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

Note 4

Profit / (loss) from ordinary activities

Net gains and expenses

Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Gains				
Foreign exchange gains and losses				
– Net foreign exchange gains / (losses)	**607**	(2,222)	**3,157**	(24,614)
Expenses				
Depreciation and amortisation of property, plant and equipment				
– Buildings	**639**	965	**–**	–
– Plant and equipment	**32,784**	27,865	**–**	–
– Leasehold improvements	**1,424**	1,544	**–**	–
Total depreciation and amortisation of property, plant and equipment	**34,847**	30,374	**–**	–
Amortisation of intangibles				
– Goodwill	**4,208**	12,680	**–**	–
– Copyright, patents, trademarks and licencing rights	**777**	1,621	**–**	–
Total amortisation of intangibles	**4,985**	14,301	**–**	–
Total depreciation and amortisation	**39,832**	44,675	**–**	–
Other charges against assets				
– Bad and doubtful debts – trade debtors	**(2,540)**	15,250	**–**	–
– Write down of inventories to net realisable value	**16,568**	40,268	**–**	–
– Write down of intellectual property rights to recoverable amount	**–**	7,405	**–**	–
– Write down of intangible assets to recoverable amount	**–**	86,300	**–**	–
– Net decrement from revaluation of non-current assets	**–**	5,366	**–**	–
Borrowing costs	**11,793**	21,120	**10,542**	11,155
Net loss on disposal of property, plant and equipment	**659**	705	**–**	–
Contractual amendments	**–**	10,910	**–**	–
Redundancy costs	**6,397**	6,096	**–**	–
Legal costs	**16,735**	18,164	**–**	–
Rental expense relating to operating leases				
– Minimum lease payments	**10,747**	14,425	**–**	–
Total rental expense relating to operating leases	**10,747**	14,425	**–**	–

Notes to the financial statements

31 December 2004

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 5				
Income tax				
The income tax expense for the financial year differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:				
Profit / (loss) from ordinary activities before income tax expense	**270,369**	(99,795)	**92,437**	(9,008)
Income tax calculated at 30%	**81,111**	(29,939)	**27,731**	(2,702)
Tax effect of permanent differences				
– Non deductible amortisation	**1,322**	4,053	**-**	–
– Rebateable dividends	**-**	–	**(27,600)**	(4,800)
– Non deductible write down of land and buildings	**-**	990	**-**	–
– Non deductible write down of intangibles	**-**	26,692	**-**	–
– Withholding tax on subsidiary dividend	**-**	4,800	**-**	–
– Other items	**1,570**	1,520	**(535)**	(477)
– Research and development claim	**(2,398)**	(2,870)	**-**	–
Income tax adjusted for permanent differences	**81,605**	5,246	**(404)**	(7,979)
Effects of higher rates of tax on overseas income	**8,342**	8,984	**-**	–
Under / (over) provision in prior year	**5,703**	(7,985)	**(59)**	(28)
Income tax expense / (credit) attributable to profit / (loss) from ordinary activities before impact of tax consolidation	**95,650**	6,245	**(463)**	(8,007)
Profit from ordinary activities before income tax expense – tax consolidated group (excluding parent entity)			**216,307**	
Income tax calculated at 30%			**64,892**	
Tax effect of permanent differences				
– Non deductable depreciation and amortisation			**(9)**	
– Other items			**(287)**	
Income tax adjusted for permanent differences			**64,596**	
Benefit of tax losses of prior years recouped			**-**	
Income tax expense – tax consolidated group (excluding parent entity)			**64,596**	
			64,133	
Compensation received from tax consolidated group entities			**(64,596)**	
Income tax expense / (credit) attributable to profit / (loss) from ordinary activities	**95,650**	6,245	**(463)**	(8,007)

Note 5
Income tax (continued)

Tax consolidation
Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in Note 1(b). The impact on the income tax expense for the year is disclosed in the tax reconciliation above.

The wholly-owned entities have been fully compensated for any deferred tax assets transferred to Aristocrat Leisure Limited. No deferred tax liabilities existed on balance date in the Aristocrat Leisure Limited tax consolidated group.

The entities are to enter into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities will reimburse Aristocrat Leisure Limited for any current income tax payable and increases / (decreases) in timing differences (where applicable) by Aristocrat Leisure Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current tax-related receivable by Aristocrat Leisure Limited (Note 8). In the opinion of the directors, the tax sharing and funding agreement once signed will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Aristocrat Leisure Limited.

Notes to the financial statements

31 December 2004

	Parent entity	
	2004	2003
	$'000	$'000
Note 6		
Dividends		
Ordinary shares		
Interim dividend		
- 2004 – 4.0 cents, unfranked, per fully paid share paid on 22 September 2004	**19,098**	–
- 2003 – 3.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 9 September 2003	**–**	13,819
Final dividend		
- 2003 – 3.0 cents, 40% franked on tax paid at 30%, per fully paid share paid on 24 March 2004	**14,112**	–
- 2002 – 6.5 cents, 100% franked on tax paid at 30%, per fully paid share paid on 18 March 2003	**–**	29,658
Total dividends provided for or paid	**33,210**	43,477
Dividends provided for and paid were satisfied as follows:		
Paid in cash	**29,560**	33,143
Satisfied by issue of shares under the Dividend Reinvestment Plan	**3,650**	10,334
	33,210	43,477
Dividends not recognised at the end of the period		
Since the end of the year the directors have recommended the payment of a final dividend of 4.0 cents (2003 – 3.0 cents) per fully paid ordinary share, unfranked (2003: partially franked to 1.2 cents). The aggregate amount of the proposed final dividend expected to be paid on 23 March 2005 out of retained profits at 31 December 2004, but not recognised as a liability at the end of the year is:	**19,084**	14,100
Franked dividends		
Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2003: 30%)	**38,790**	2,906

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability,

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Dividend reinvestment plan

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2004 final dividend.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 7					
Current assets – Cash assets					
Cash at bank and on hand		**55,067**	103,993	**3,489**	81
Deposits at call		**230,906**	–	**–**	–
	34	**285,973**	103,993	**3,489**	81

The deposits at call are bearing floating interest rates of between 2.0% and 7.35%.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 8					
Current assets – Receivables					
Trade debtors*		**225,011**	237,690	**–**	–
Less: Provision for doubtful debts		**9,927**	14,454	**–**	–
		215,084	223,236	**–**	–
Deferred expenditure*		**1,770**	1,771	**1,770**	1,770
Tax related amounts receivable from wholly-owned entities**		**–**	–	**45,793**	–
Other debtors and prepayments*		**9,294**	6,431	**–**	–
		226,148	231,438	**47,563**	1,770

** Refer to Note 12 for the non-current portions of these receivables.*
*** Refer to Note 5 for the details about tax sharing and compensation arrangements.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 9					
Current assets – Inventories					
Raw materials and stores – at cost		**58,923**	77,869	**–**	–
Less: Provision for obsolescence		**23,553**	39,947	**–**	–
		35,370	37,922	**–**	–
Work in progress		**697**	806	**–**	–
Finished goods – at cost		**25,333**	39,463	**–**	–
Less: Provision for obsolescence		**10,739**	6,810	**–**	–
		14,594	32,653	**–**	–
Contract work in progress		**965**	535	**–**	–
Inventory in transit – at cost		**17,580**	6,724	**–**	–
		69,206	78,640	**–**	–
Aggregate carrying amount of inventories					
Current – as above		**69,206**	78,640	**–**	–
Non-current	13	**–**	262	**–**	–
		69,206	78,902	**–**	–

Notes to the financial statements

31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 10					
Current assets – Other financial assets					
Investment securities*	1(l)	**6,956**	7,912	**–**	–
Intellectual property rights		**1,603**	272	**–**	–
		8,559	8,184	**–**	–

* *Refer to Note 14 for the non-current portions of these other financial assets.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 11					
Current assets – Tax assets					
Income tax receivable		**1,190**	9,399	**–**	268

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 12					
Non-current assets – Receivables					
Trade debtors*		**47,905**	33,327	**–**	–
Receivable from other controlled entities		**–**	–	**455,597**	423,018
Deferred expenditure*		**779**	2,550	**779**	2,550
Other debtors and prepayments*		**2,686**	3,619	**–**	378
		51,370	39,496	**456,376**	425,946

* *Refer to Note 8 for the non-current portions of these receivables.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 13					
Non-current assets – Inventories					
Raw materials and stores – at cost		**630**	1,542	**–**	–
Less: Provision for obsolescence		**630**	1,280	**–**	–
		–	262	**–**	–

Refer to Note 9 for the current portions of these inventories.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 14					
Non-current assets – Other financial assets					
Investment securities*	1(l)	**12,509**	13,664	**–**	–
Shares in unlisted controlled entities		**–**	–	**405**	405
		12,509	13,664	**405**	405

* *Refer to Note 10 for the current portions of these other financial assets.*

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 15				
Non-current assets – Property, plant and equipment				
Land and buildings				
Land and buildings - at fair value	**41,324**	42,744	**-**	-
Leasehold improvements – at cost	**13,388**	14,132	**-**	-
Less: Accumulated amortisation	**5,660**	5,109	**-**	-
	7,728	9,023	**-**	-
Total land and buildings	**49,052**	51,767	**-**	-
Plant and equipment				
Plant and equipment owned – at cost	**158,812**	156,173	**-**	-
Less: Accumulated depreciation	**87,061**	99,906	**-**	-
	71,751	56,267	**-**	-
Plant and equipment owned under finance lease – at cost	**-**	2,105	**-**	-
Less: Accumulated depreciation	**-**	643	**-**	-
	-	1,462	**-**	-
Total plant and equipment	**71,751**	57,729	**-**	-
	120,803	109,496	**-**	-

Valuations of land and buildings

The basis of valuation of land and buildings is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same condition and location. The current year's valuation was determined by directors, taking into account the prior year independent valuation, additions and disposals during the year, depreciation of buildings during the year and market movements. The December 2003 valuations for the Australian based properties at Rosebery NSW, were based on independent assessments made by a certified practising valuer, Mr R. Horton (Fellow of the Australian Property Institute), of AON Valuation Services. The 2003 valuation for US based properties in Nevada was based on an independent 'opinion of value' carried out by Colliers International.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Leased plant and equipment $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2004	42,744	9,023	56,267	1,462	109,496
Additions	21	459	49,638	–	50,118
Disposals	(431)	(171)	(2,846)	(17)	(3,465)
Depreciation/amortisation expense	(639)	(1,424)	(32,671)	(113)	(34,847)
Foreign currency exchange differences	(371)	(159)	31	–	(499)
Transfers*	–	–	1,332	(1,332)	–
Carrying amount at 31 December 2004	41,324	7,728	71,751	–	120,803

Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period.

Notes to the financial statements

31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 16					
Non-current assets – Deferred tax assets					
Future income tax benefit		**65,699**	66,875	**30,149**	10,565

Of the amount shown as a future income tax benefit, $Nil (2003: $11,742,000) is attributable to tax losses.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 17					
Non-current assets – Intangible assets					
Goodwill		**69,640**	109,325	–	–
Less: Accumulated amortisation		**5,983**	38,685	–	–
		63,657	70,640	–	–
Copyrights, patents, trademarks and licencing rights		**1,652**	2,608	–	–
Less: Accumulated amortisation		**878**	2,608	–	–
		774	–	–	–
		64,431	70,640	–	–

Goodwill is reviewed every year for impairment and where necessary adjusted to reflect the amount and timing of expected future benefits. During the financial year ended 2003 a write down of $86.3 million was recorded against goodwill arising from the acquisition in June 2001 of Casino Data Systems ('CDS').

The balance of the movement in goodwill arises from foreign exchange and amortisation.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 18					
Current liabilities – Payables					
Trade creditors		**57,851**	98,560	–	–
Other creditors		**130,472**	100,680	**693**	1,095
	1(q)	**188,323**	199,240	**693**	1,095
Note 19					
Current liabilities – Interest bearing liabilities					
Secured					
Hire purchase liabilities*	31	–	1,275	–	–
Loans		**100**	100	–	–
		100	1,375	–	–
Unsecured					
Convertible subordinated bonds*		**166,283**	–	**166,283**	–
		166,383	1,375	**166,283**	–

Refer to Note 23 for the non-current portions of these interest bearing liabilities.

Convertible subordinated bonds

The Company issued US$130 million of 5% convertible subordinated bonds due 2006 on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

The indenture permits the Company to call the convertible bonds for redemption after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price. Consistent with its view of the parties' agreement, the Company called the convertible bonds for the redemption and issued a notice of redemption to the bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds.

For further information refer to Note 28.

Note 19

Current liabilities – Interest bearing liabilities (continued)

The bonds are presented in the statement of financial position as follows:

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Current liability		**166,283**	–	**166,283**	–
Non-current liability		**–**	172,666	**–**	172,666
Face value of bonds issued		**166,283**	172,666	**166,283**	172,666
Note 20					
Current liabilities – Tax liabilities					
Provision for taxation		**59,762**	40,389	**33,204**	–
Note 21					
Current liabilities – Provisions					
Employee benefits*	35	**7,221**	7,226	**–**	–
Progressive jackpot liabilities*	1(s)	**11,759**	5,247	**–**	–
Warranties	1(u)	**3,084**	2,476	**–**	–
		22,064	14,949	**–**	–

** Refer to Note 24 for the non-current portions of these provisions.*

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – Current and non-current			
Carrying amount at 1 January 2004	17,496	2,476	19,972
Payments	(4,553)	–	(4,553)
Net additional provisions recognised	11,279	608	11,887
Carrying amount at 31 December 2004	24,222	3,084	27,306

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 22				
Current liabilities – Other				
Deferred revenue*	**36,783**	34,162	**–**	–

** Refer to Note 25 for the non-current portions of these other liabilities.*

Notes to the financial statements

31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 23					
Non-current liabilities – Interest bearing liabilities					
Secured					
Hire purchase liabilities*	31	–	178	–	–
Unsecured					
Convertible subordinated bonds*		–	172,666	–	172,666
Total unsecured non-current interest bearing liabilities		–	172,666	–	172,666
Total non-current interest bearing liabilities		–	172,844	–	172,666
Secured liabilities					
Total secured liabilities (current and non-current) are:					
Loans		**100**	100	–	–
Hire purchase liabilities		–	1,453	–	–
Total secured liabilities		**100**	1,553	–	–

** Refer to Note 19 for the current portions of these interest bearing liabilities.*

Assets pledged as security

The bank loans and overdraft facility are secured by a mortgage over the consolidated entity's freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's assets, the current market value of which exceeds the value of the bank facilities available.

Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

Credit standby arrangements	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Total facilities					
– Bank overdrafts	(i)	**5,000**	5,000	–	–
– Bank loans	(ii)	**102,000**	132,637	–	–
– Other facilities	(iii)	**19,787**	19,750	–	–
		126,787	157,387	–	–
Used at balance date					
– Bank overdrafts		–	–	–	–
– Bank loans		**100**	100	–	–
– Other facilities		–	1,453	–	–
		100	1,553	–	–
Unused at balance date					
– Bank overdrafts		**5,000**	5,000	–	–
– Bank loans		**101,900**	132,537	–	–
– Other facilities		**19,787**	18,297	–	–
		126,687	155,834	–	–

(i) The bank overdraft facility is subject to annual review.
(ii) The bank loan facilities terminate during the period 30 April 2005 to 30 April 2006 and may be continued subject to the Bank's approval.
(iii) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

The applicable weighted average interest rates are shown in Note 34.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 24					
Non-current liabilities – Provisions					
Employee benefits*	35	**4,847**	5,043	–	–
Progressive jackpot liabilities*	1(s)	**12,463**	12,249	–	–
		17,310	17,292	–	–

** Refer to Note 21 for the current portions of these provisions.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 25					
Non-current liabilities – Other					
Unsecured					
Deferred revenue*		**34,519**	27,791	**–**	–
Other		**6,554**	5,367	**–**	–
		41,073	33,158	**–**	–

* *Refer to Note 22 for the current portions of these other liabilities.*

	Notes	Parent entity 2004 Shares	Parent entity 2003 Shares	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 26					
Contributed equity					
Ordinary shares, fully paid		**476,898,378**	470,226,484	**278,571**	265,733
Movements in ordinary share capital					
Ordinary shares at the beginning of the financial year	(a)	**470,226,484**	456,270,939	**265,733**	246,020
Shares issued	(b)	**3,853,124**	5,836,040	**10,461**	8,828
Shares bought back on-market and cancelled	(c)	**(1,384,461)**	–	**(10,711)**	–
Aristocrat employee option plan share issues	(d)	**2,357,502**	429,666	**9,438**	551
General Employee Share Plan issues	(e)	**502,593**	1,181,799	**–**	–
Dividend reinvestment plan	(f)	**1,343,136**	6,508,040	**3,650**	10,334
Ordinary shares at the end of the financial year		**476,898,378**	470,226,484	**278,571**	265,733

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares issued

Shares issued during the financial year were for the underwriting of the final dividend paid on 24 March 2004 (2003: shares issued for the underwriting of the interim dividend paid on 9 September 2003).

(c) Shares bought back on-market

Between October and December 2004 the Company purchased and cancelled 1,384,461 (0.3%) shares via an on-market share buy back. The shares were acquired at an average price of $7.74 per share, with prices ranging from $7.08 to $8.60. The total cost of $10,710,670, including $55,866 of transaction costs, has been deducted from shareholder equity.

(d) Share options

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 35.

(e) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 35.

(f) Dividend reinvestment plan

At the May 2002 Annual General Meeting, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend. The Dividend reinvestment plan did not apply to the 2004 interim dividend and will not apply to the 2004 full year dividend.

Notes to the financial statements

31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 27					
Reserves and retained profits					
(a) Reserves					
Asset revaluation reserve	(i)	**-**	-	**-**	-
Foreign currency translation reserve	(ii)	**(40,586)**	(70,198)	**-**	-
Capital profits reserve	(iii)	**107**	107	**-**	-
		(40,479)	(70,091)	**-**	-

Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in Note 1(k). Any balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(c)(iii). During the 2003 financial year, $71.9 million of the net exchange difference on translation of foreign controlled entities related to the impairment of the CDS goodwill (Note 17).

(iii) Capital profits reserve

Upon disposal of revalued assets, any related revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Movements					
(i) Asset revaluation reserve					
Asset revaluation reserve at the beginning of the financial year		**-**	725	**-**	-
Decrement on revaluation of freehold land and buildings during the year		**-**	(725)	**-**	-
Asset revaluation reserve at the end of the financial year		**-**	-	**-**	-
(ii) Foreign currency translation reserve					
Foreign currency translation reserve at the beginning of the financial year		**(70,198)**	8,002	**-**	-
Realised exchange difference transferred to retained profits	(b)(iii)	**28,447**	-	**-**	-
Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges		**1,165**	(78,200)	**-**	-
Foreign currency translation reserve at the end of the financial year		**(40,586)**	(70,198)	**-**	-
(b) Retained profits					
Retained profits at the beginning of the financial year		**23,036**	143,207	**(459)**	14,319
Adjustment resulting from change in accounting policy for providing for dividends	(i)	**-**	29,700	**-**	29,700
Adjustment resulting from change in accounting policy for providing for employee benefits	(ii)	**-**	(354)	**-**	-
Realised exchange difference transferred from foreign currency translation reserve	(iii)	**(28,447)**	-	**-**	-
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		**174,719**	(106,040)	**92,900**	(1,001)
Dividends provided for or paid	6	**(33,210)**	(43,477)	**(33,210)**	(43,477)
Retained profits at the end of the financial year		**136,098**	23,036	**59,231**	(459)

Note 27
Reserves and retained profits (continued)

(i) Adjustment in the 2003 financial year resulting from the change in accounting policy for the provision of dividends
On adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*, an adjustment was made against retained profits representing the reversal of the provision of dividends as at 31 December 2002.

(ii) Adjustment in 2003 financial year resulting from the change in accounting policy for providing for employee benefits
On adoption of AASB 1028 *Employee Benefits*, an adjustment was made against retained profits representing the increase in provision of employee benefits due to the use of remuneration rates expected to be paid when the liability is settled as opposed to current remuneration rates.

(iii) Realised exchange difference transferred from foreign currency translation reserve
During the financial year ended 2004, settlement occurred on long term loans that formed part of the net investment in self-sustaining foreign operations. As per the foreign currency translation policy (Note 1(c)(iii)), the proportionate share of related exchange differences historically accumulated on these loans has been transferred to retained profits.

Note 28
Contingent liabilities
The parent entity and consolidated entity has contingent liabilities at 31 December 2004 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. Although solicitors acting on behalf of group members assert losses in excess of $115 million, as at the date of this report, it is not possible to quantify the amount of the claim or comment on the likely outcome of the proceedings.

(iii) The Company issued US$130 million of 5% convertible subordinated bonds due 2006 on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed. The indenture contained an error in the stated exchange rate, specifically a transposition of $A0.514 = $US1.00 instead of $US0.514 = A$1.00. The indenture permits the Company to call the convertible bonds for redemption after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price. At the proper exchange rate this condition was met on 22 November 2004. Consistent with its view of the parties' agreement, the Company called the convertible bonds for redemption and issued a notice of redemption to the bondholders dated 20 December 2004. Such notice of redemption stated that the bonds would to be redeemed 45 days after the correction of the exchange rate error. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds. The Company on 20 December 2004 also commenced legal action in the United States District Court for the Southern District of New York, seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of bondholders to convert. A number of bondholders have disputed the Company's position that their conversion rights terminated as of 20 December 2004 and have sought to intervene in the court action initiated by the Company. They have also sought leave to file conditional counterclaims against the Company, principally on the asserted ground that the purported effect of the Company's immediate redemption right to terminate conversion rights was not adequately disclosed in the offering memorandum for the bonds. As of the date of this report, it is not possible to comment on the likely outcome of these proceedings.

(iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(v) The Company and its controlled entities have a contingent liability at 31 December 2004 of $380,486 (2003: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(vi) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $60,655 (2003: $42,994).

(vii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the Directors are of the opinion that no material loss will arise as a result of these actions.

Notes to the financial statements

31 December 2004

Note 28

Contingent liabilities (continued)

(viii) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 41.

(ix) A controlled entity has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by the controlled entity under the agreement are subject to annual review. The controlled entity expects to pay annual royalties of up to $13,500,000.

(x) A controlled entity has entered an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. The controlled entity expects to receive annual licence fees of up to $7,000,000.

(xi) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Limited and Aristocrat Technologies Inc. ('Aristocrat') on behalf of a US based individual. In March 2004 the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, Aristocrat Leisure Limited was dismissed from the case. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. Another party has made claim to ownership of the patents being asserted. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of these proceedings.

Note 29

Events occuring after reporting date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Note 30

Impact of adopting AASB equivalent to International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards ('IFRS') for application to reporting periods beginning on or after 1 January 2005. The adoption of IFRS and their related pronouncements will be first reflected in the Company and consolidated entity's financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005. The transitional rules for the first time adoption of IFRS require that entities restate their comparative financial statements using all equivalents of IFRS. Most adjustments on transition to IFRS will be made retrospectively against opening retained earnings on 1 January 2004.

The Company and consolidated entity's project team established to manage the transition to IFRS has allocated internal resources and engaged external expert consultants to perform diagnostics and conduct impact assessments identifying the key areas that will be impacted by the transition to IFRS. As the Company and consolidated entity have a December year end, priority has been given to the preparation of an opening balance sheet in accordance with the AASB equivalents to IFRS as at 1 January 2004.

At this stage the Company and consolidated entity have not been able to reliably quantify the impacts on the financial report. The following key changes in accounting policies have been identified as potentially significant for the Company and/or consolidated entity:

Key area:	Change to accounting policy:	Estimated impact:
Intangibles - Goodwill	Under AASB 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by an annual impairment test focusing on the cash flows of the relevant cash generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise being up to 20 years.	Impact on retained earnings at 1 January 2004 Elimination of goodwill amortisation will reduce expenses and increase earnings Volatility in results in the event of an impairment of goodwill

Note 30

Impact of adopting AASB equivalent to International Financial Reporting Standards (continued)

Key area:	Change to accounting policy:	Estimated impact:
Intangibles - Other	AASB 138 *Intangibles* requires an intangible asset arising from development (or from the development phase of an internal project) to be recognised if, and only if, certain criteria are met (those criteria relate to the technical and commercial feasibility of completing the project). This will result in a change to the current accounting policy under which development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. To date the Company and consolidated entity have no deferred development costs.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Share-based payments	Under AASB 2 *Share-based Payment*, equity based compensation to employees will be recognised as an expense in respect of the services received. The Company and consolidated entity will recognise an expense for all share-based remuneration, including shares under the General Employee Share Plan (GESP), Performance Share Plan (PSP) and the Employee Share Option Plan (ESOP), and will amortise those expenses over the relevant vesting periods. This will result in a change from the current accounting policy under which no expense is recognised for equity based compensation.	Initial impact on retained earnings at 1 January 2004 Higher expenses
Taxation	Under AASB 112 *Income Taxes*, income tax will be calculated on the 'balance sheet liability method' replacing the current 'income statement approach'. The new method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Financial instruments	Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of four categories which will, in turn, determine the accounting treatment of the item. In addition, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges, where certain criteria are met, with changes in the fair value of those contracts recognised directly in equity until the hedged transaction occurs.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS. For this reason it is not possible to quantify the impact of the transition to IFRS on the Company and consolidated entity's financial position and reported results.

Notes to the financial statements

31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 31					
Commitments for expenditure					
Capital commitments					
Capital equipment and other commitments contracted for manufacturing plant at the balance date but not recognised as liabilities, payable:					
Within one year		**4,248**	164	–	–
		4,248	164	–	–
Lease commitments					
Operating leases					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		**10,425**	9,024	–	–
Later than one year but not later than 5 years		**21,338**	24,254	–	–
Later than 5 years		**11,429**	14,690	–	–
Commitments not recognised in the financial statements		**43,192**	47,968	–	–
Hire purchase liabilities					
Commitments in relation to hire purchase are payable as follows:					
Within one year		–	1,353	–	–
Later than one year but not later than 5 years		–	208	–	–
Minimum hire purchase payments		–	1,561	–	–
Less: Future finance charges		–	108	–	–
Recognised as a liability		–	1,453	–	–
Total hire purchase liabilities		–	1,453	–	–
Representing hire purchase liabilities:					
Current	19	–	1,275	–	–
Non-current	23	–	178	–	–
		–	1,453	–	–
Note 32					
Non-cash financing and investing activities					
Acquisition of plant and equipment and motor vehicles by means of finance leases and hire purchase agreements		–	220	–	–

Dividends satified by the issue of shares under the dividend reinvestment plan are shown in Note 6 and shares issued to employees under the General Employee Share Plan for no cash consideration are shown in Note 35.

Note 33

Investments in controlled entities

	Note	Country of incorporation	Equity holding 2004 %	2003 %
Ultimate parent entity				
Aristocrat Leisure Limited		Australia	–	–
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	**100**	100
ASSPA Pty Ltd	(c)	Australia	**100**	100
Aristocrat Leisure Industries Superannuation Pty Ltd	(c), (d)	Australia	**-**	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	**100**	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	**100**	100
Aristocrat Properties Pty Ltd	(c)	Australia	**100**	100
Aristocrat International Pty Ltd	(a)	Australia	**100**	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	**100**	100
ASSPA (UK) Limited	(b)	UK	**100**	100
Aristocrat Technologies Europe Limited	(b)	UK	**100**	100
Aristocrat Technologies NZ Ltd	(b)	New Zealand	**100**	100
Aristocrat Technologies, Inc.	(b)	USA	**100**	100
Casino Data Systems	(c)	USA	**100**	100
CDS Signs, Inc.	(c)	USA	**100**	100
CDS Services Company	(c)	USA	**100**	100
CDS Gaming Company	(c)	USA	**100**	100
Turbopower Software Company	(c)	USA	**100**	100
CDS Graphics and Imaging, Inc.	(c)	USA	**100**	100
Hanson Distributing Company	(c)	USA	**100**	100
Aristocrat Funding Corporation	(c)	USA	**100**	100
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	**100**	100
Aristocrat Argentina S.A.	(c)	Argentina	**100**	100
Aristocrat CA	(c)	Venezuela	**100**	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	**100**	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	**100**	100
Aristocrat Technologies KK	(c)	Japan	**100**	100
Aristocrat Hanbai KK	(c)	Japan	**100**	100

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities & Investments Commission. For further information, refer to Note 41.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2004 under relevant local legislation.

(d) Controlled entities which have been deregistered during the year and as such cease to be part of the consolidated entity.

Notes to the financial statements

31 December 2004

Note 34

Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised in the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. Trade receivables includes $34.0 million (2003: $44.0 million) due from South American customers of which $30.3 million (2003: $37.0 million) is included in deferred revenue (Notes 22 and 25).

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

				Fixed interest maturing in:			
	Notes	Weighted average interest rate %	Floating interest rate $'000	1 year or less $'000	Over 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2004							
Financial assets							
Cash and deposits	7	4.49	285,973	–	–	–	285,973
Trade receivables	8,12	–	–	–	–	262,989	262,989
Other financial assets							
– investment securities	10,14	1.24	–	6,956	12,509	–	19,465
			285,973	6,956	12,509	262,989	568,427
Financial liabilities							
Payables and other	18,25	–	–	–	–	194,877	194,877
Loans – other	19	5.00	–	166,283	–	–	166,283
Loans – bank	19,23	5.46	–	100	–	–	100
Progressive jackpot liabilities*	21,24	5.06	–	11,759	12,463	–	24,222
			–	178,142	12,463	194,877	385,482
Net financial assets / (liabilities)			285,973	(171,186)	46	68,112	182,945
2003							
Financial assets							
Cash and deposits	7	1.59	103,993	–	–	–	103,993
Loan to director		–	–	2,211	–	–	2,211
Trade receivables	8,12	–	–	–	–	256,563	256,563
Other financial assets							
– investment securities	10,14	0.94	–	7,912	13,664	–	21,576
			103,993	10,123	13,664	256,563	384,343
Financial liabilities							
Payables and other	18,25	–	–	–	–	204,607	204,607
Hire purchase liabilities	19,23	6.00	–	1,275	178	–	1,453
Loans – other	23	5.00	–	–	172,666	–	172,666
Loans – bank	19,23	6.55	–	100	–	–	100
Progressive jackpot liabilities*	21,24	4.00	–	5,247	12,249	–	17,496
			–	6,622	185,093	204,607	396,322
Net financial assets / (liabilities)			103,993	3,501	(171,429)	51,956	(11,979)

* Refer to Note 1(s).

Note 34

Financial instruments (continued)

(c) Forward exchange contracts

The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the consolidated entity's exchange rate exposures ($'000's):-

Weighted average exchange rate		Maturity profile 1 year or less	Maturity profile 1 to 5 years	Net fair value gain / (loss)**
AUD/USD:	0.7785	19,125	–	(161)
AUD/JPY:	80.6300	1,244	–	(15)
USD/ZAR:	5.8250*	34	–	(1)
	Totals	20,403	–	(177)

* The USD amount is converted at the prevailing year-end AUD/USD exchange rate.

** Refer to Note 1(c)(ii).

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2004, there were no off-balance sheet financial assets or liabilities.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 35					
Employee benefits					
Employee benefit and related on-cost liabilities					
- Included in other creditors - current	18	**33,465**	28,857	**–**	–
- Provision for employee benefits - current	21	**7,221**	7,226	**–**	–
- Provision for employee benefits - non-current	24	**4,847**	5,043	**–**	–
Aggregate employee benefit and related on-cost liabilities		**45,533**	41,126	**–**	–
		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		**2,080**	2,039	**–**	–

Aristocrat Staff Superannuation Fund

During the 12 months ended 31 December 2004, the controlled entities in Australia contributed a minimum of 9% of employees' base salary to Aristocrat Staff Superannuation Fund (ASSF), a participating fund in ING Corporate Superannuation, on behalf of Australian based employees. Australian employees who are not members of ASSF are entitled to join an industry based fund. The ASSF is a defined contribution fund.

Note 35

Employee benefits (continued)

Performance Share Plan (PSP)

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights'). Further details of the Performance Share Plan are provided in Note 36.

As at 31 December 2004, 156 employees (2003: Nil) were entitled to 2,797,446 (2003: Nil) Performance Share Rights under this plan.

The allocation of performance share rights do not give rise to any recognised amounts in the financial statements in the current year. There will be an effect on the financial statements in 2005 under the International Financial Reporting Standard AASB *2 Share-based Payment.*

Performance Share Rights are detailed in the table below:

Right series	Grant date	Expiry date	Rights at start of year Number	Add: new issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 01 (a)	2-Sep-04	31-Dec-06	–	1,208,755	–	–	1,208,755
Series 01 (b)	2-Sep-04	31-Dec-07	–	1,208,691	–	–	1,208,691
Series 02	21-Dec-04	31-Dec-06	–	380,000	–	–	380,000
			–	2,797,446	–	–	2,797,446

Aristocrat Executive Share Option Plan (AESOP)

The AESOP was established on 3 June 1996. It operated as part of an executive remuneration scheme until it was replaced by the Employee Share Option Plan, details of which are given below. There are no options outstanding at balance date.

General Employee Share Plan (GESP)

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of Section 139CD of the Australian Income Tax Assessment Act. Further details of the General Employee Share Plan are provided in Note 36.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Note	Weighted average market price $	Consolidated **2004** **Number**	Consolidated 2003 Number	Parent **2004** **Number**	Parent 2003 Number
Shares issued under the plan to participation employees on:						
11-Mar-03		1.6733	–	8,358	–	8,358
23-May-03		1.6689	–	1,173,441	–	1,173,441
22-Apr-04		3.7903	**502,593**	–	**502,593**	–
	26		**502,593**	1,181,799	**502,593**	1,181,799

Note 35

Employee benefits (continued)

Employee Share Option Plan (ESOP)

The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity. Further details of the Employee Share Option Plan are provided in Note 36.

As at 31 December 2004, 98 employees (2003: 131) were entitled to 5,992,834 (2003: 8,927,336) options under this plan.

The Employee Share Option Plan was discontinued during the year and no further options are to be issued pursuant to this plan. Options already issued pursuant to the plan will still be exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the table below:

Option series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Add: new issues Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP									
Series 08	(a)	8-Jan-99	8-Jan-04	1.7750	747,000	–	160,000	587,000	–
Series 11	(a)	6-Sep-99	6-Sep-04	3.3725	440,000	–	440,000	–	–
Series 12	(a)	3-Apr-00	3-Apr-05	3.9125	2,318,336	–	1,375,002	20,000	923,334
Series 14B	(b)	1-Aug-00	1-Aug-05	5.7605	70,000	–	–	–	70,000
Series 16B	(b)	4-Sep-00	4-Sep-05	6.0289	23,000	–	–	–	23,000
Series 17A	(a)	1-Nov-00	1-Nov-05	6.0105	200,000	–	–	–	200,000
Series 17B	(b)	1-Nov-00	1-Nov-05	6.0105	499,000	–	230,000	–	269,000
Series 18	(a)	19-Feb-01	19-Feb-06	5.6224	180,000	–	–	–	180,000
Series 21	(a)	20-Jul-01	20-Jul-06	6.5403	325,000	–	–	110,000	215,000
Series 22	(a)	13-Aug-01	13-Aug-06	6.7820	50,000	–	–	–	50,000
Series 23	(a)	24-Sep-01	24-Sep-06	5.4754	100,000	–	–	100,000	–
Series 24	(a)	25-Oct-01	25-Oct-06	6.3515	20,000	–	–	–	20,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.3028	5,000	–	–	–	5,000
Series 26	(a)	7-Mar-02	7-Mar-07	5.9531	2,320,000	–	152,500	260,000	1,907,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.4102	80,000	–	–	–	80,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.5597	850,000	–	–	–	850,000
Series 29A	(c)	1-Sep-03	1-Sep-08	1.6603	125,000	–	–	–	125,000
Series 29B	(c)	1-Sep-03	1-Sep-08	2.1603	125,000	–	–	–	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.6603	125,000	–	–	–	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	3.1603	125,000	–	–	–	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.4244	200,000	–	–	–	200,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.9116	–	125,000	–	–	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.4116	–	125,000	–	–	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.9116	–	125,000	–	–	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.4116	–	125,000	–	–	125,000
					8,927,336	500,000	2,357,502	1,077,000	5,992,834

Notes

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after the grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after the grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Notes to the financial statements

31 December 2004

Note 35

Employee benefits (continued)

Employee Share Option Plan (ESOP) (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options:

Consolidated and parent entity

Exercise date	2005 Number	**Exercise date**	**Fair value of shares at issue date $**	**2004 Number**	Exercise date	Fair value of shares at issue date $	2003 Number
ESOP		**ESOP**			**AESOP**		
19-Jan-05	20,000	7-Jan-04	1.70	160,000	29-Jul-03	1.73	66,666
28-Jan-05	30,000	28-May-04	4.29	20,000			66,666
4-Feb-05	80,000	31-May-04	4.36	20,000			
4-Feb-05	20,000	1-Jun-04	4.44	60,000	**ESOP**		
7-Feb-05	40,000	2-Jun-04	4.50	20,000	15-Aug-03	1.71	80,000
		3-Jun-04	4.59	180,000	21-Aug-03	1.60	30,000
		4-Jun-04	4.64	140,000	9-Sep-03	1.66	5,000
		25-Jun-04	4.82	30,000	4-Nov-03	2.34	10,000
		16-Jul-04	5.16	50,000	6-Nov-03	2.42	50,000
		22-Jul-04	5.27	20,000	18-Nov-03	2.00	20,000
		9-Aug-04	5.50	60,000	9-Dec-03	1.78	50,000
		13-Aug-04	5.43	20,000	10-Dec-03	1.67	55,000
		25-Aug-04	6.67	80,000	30-Dec-03	1.73	63,000
		27-Aug-04	6.62	50,000			
		30-Aug-04	6.68	110,000			
		31-Aug-04	6.91	50,000			
		1-Sep-04	7.00	50,000			
		2-Sep-04	6.97	70,000			
		6-Sep-04	6.83	30,000			
		7-Sep-04	6.93	195,000			
		8-Sep-04	6.94	112,500			
		9-Sep-04	6.98	150,000			
		10-Sep-04	6.94	20,000			
		14-Sep-04	6.90	23,750			
		17-Sep-04	6.91	36,250			
		21-Sep-04	7.09	45,000			
		22-Sep-04	7.22	55,002			
		23-Sep-04	7.18	30,000			
		11-Oct-04	7.80	110,000			
		12-Oct-04	7.69	30,000			
		14-Oct-04	7.39	50,000			
		15-Oct-04	7.29	20,000			
		26-Oct-04	7.77	20,000			
		27-Oct-04	8.51	10,000			
		29-Oct-04	8.67	20,000			
		1-Nov-04	8.61	10,000			
		5-Nov-04	8.86	10,000			
		9-Nov-04	8.72	10,000			
		22-Nov-04	8.51	50,000			
		10-Dec-04	8.62	10,000			
		14-Dec-04	8.76	60,000			
		20-Dec-04	9.61	20,000			
		21-Dec-04	9.69	40,000			
	190,000			2,357,502			363,000
	190,000			2,357,502			429,666

Note 35

Employee benefits (continued)

The fair value of the shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	Number	Number	**Number**	Number
Options vested at the reporting date	**2,612,834**	1,988,168	**2,612,834**	1,988,168

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**9,437,858**	550,957	**9,437,858**	550,957
Fair value of shares issued to employees on the exercise of options as at their issue date	**14,773,727**	782,672	**14,773,727**	782,672

Notes to the financial statements

31 December 2004

Note 36

Director and executive disclosures

AASB 1046 *Director and Executive Disclosures by Disclosing Entities* has been applied for the first time in 2004.

Directors

The following persons were directors of the Company during the financial year:

Chairman - non-executive

DJ Simpson

Executive directors

PN Oneile - Chief Executive Officer and Managing Director

Non-executive directors

WM Baker

P Morris

AW Steelman

RA Davis (appointed 1 November 2004, subject to regulatory approval)

SAM Pitkin (appointed 1 November 2004, subject to regulatory approval)

JP Ducker (resigned 4 May 2004)

JH Pascoe (resigned 9 July 2004)

Executives (other than directors) with the greatest authority for strategic direction and management

The five executives with the greatest authority for the strategic direction and management of the consolidated entity ('specified executives') during the financial year were as follows:

Name	Position
SCM Kelly	Chief Financial Officer
SJ Parker	Group General Manager – Sales and Marketing
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager – Business and Strategic Development
BJ Yahl	Group General Manager – Commercial and Legal

All of the above persons were specified executives for the full year ended 31 December 2004, with the exception of BJ Yahl who commenced employment on 29 March 2004.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The objective of the executive remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value by:

- attracting, motivating, recognising and rewarding, and retaining high calibre staff;
- establishing a pay for performance culture, clearly linking short and long-term rewards to executive and business performance;
- establishing a clear remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends in Australia and overseas, and considers the global nature of the business and the responsibilities placed on executives; and
- linking cash and equity based rewards to the achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value and business growth.

The Company has worked in consultation with independent external remuneration consultants to structure a market competitive executive remuneration framework that is aligned with its overall business strategy and objectives.

The remuneration framework consists of a combination of fixed and variable pay with short and long-term incentive strategies designed to achieve specific objectives. Senior executive remuneration is intentionally structured to have a larger proportion of 'at risk' reward in their remuneration packages to leverage long-term performance.

Note 36

Director and executive disclosures (continued)

Details of directors and executives remuneration

Details of the remuneration of each director of the Company, each of the five specified executives of the consolidated entity and other nominated executives, including their personally-related entities, are set out below.

Directors of the Company

2004	Primary			Post-employment		Equity	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options and Performance Share Rights $	Total $
Executive director							
PN Oneile	888,707	675,000	–	11,293	–	1,099,467	2,674,467
Non-executive directors							
DJ Simpson	190,255	–	–	17,312	–	–	207,567
WM Baker	140,266	–	–	1,509	–	–	141,775
P Morris	133,545	–	–	12,019	–	–	145,564
AW Steelman	123,350	–	–	3,972	–	–	127,322
RA Davis*	22,171	–	–	1,995	–	–	24,166
SAM Pitkin*	22,171	–	–	1,995	–	–	24,166
Former non-executive directors							
JP Ducker	38,226	–	–	3,440	572,775	–	614,441
JH Pascoe	113,385	–	–	10,205	–	–	123,590
Total	**1,672,076**	**675,000**	**-**	**63,740**	**572,775**	**1,099,467**	**4,083,058**

* Subject to regulatory approval

During the year the Company reviewed its disclosure of Directors' emoluments and benefits over the last three years. As a result, on 3 November 2004, the Company made the following additional disclosures to those already made in its Annual Reports released in 2002 and 2003:

- In 2001 – 2002, WM Baker carried out additional duties for the Company over and above his normal Director duties. The work was carried out at the request of the Company for the Company's benefit. WM Baker was paid a total of US$45,000 for this additional work. The work carried out involved visits to approximately 20 gaming regulators in the United States and Canada.

- In 2002, the then Managing Director and Chief Executive Officer authorised the giving of watches to the Directors at that time and their spouses as well as to 16 senior executives. The gifts were given to celebrate the Company's 50th year in the gaming industry. The total cost to the Company was $114,500. Individual watches varied in retail value from $3,895 to $6,725, but the Company paid a lesser sum as a 33% discount was obtained on purchase.

Notes to the financial statements

31 December 2004

Note 36

Director and executive disclosures (continued)

Specified and other nominated executives of the consolidated entity

2004	Primary			Post-employment		Equity*	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options, Shares and Performance Share Rights $	Total $
Specified executives							
SCM Kelly	498,707	456,450	9,970	11,293	–	301,997	1,278,417
SJ Parker	300,000	230,090	4,597	27,000	–	198,461	760,148
GS Phillips	369,706	–	10,098	33,273	–	253,627	666,704
IH Timmis	299,593	173,000	41,874	29,625	–	154,542	698,634
BJ Yahl	356,316	340,596	–	32,068	–	111,375	840,355
Total	**1,824,322**	**1,200,136**	**66,539**	**133,259**	**–**	**1,020,002**	**4,244,258**
Other nominated executives							
MG Isaacs	366,908	267,997	181,681	–	–	213,799	1,030,385
WP Jowett	343,375	280,600	86,431	31,315	–	229,748	971,469
Total	**710,283**	**548,597**	**268,112**	**31,315**	**–**	**443,547**	**2,001,854**

*Equity remuneration includes shares to the value of $1,000 allocated under the General Employee Share Plan ('GESP').

Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the Corporations Act 2001.

Non-executive directors

Directors' fees

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the non-executive directors operate in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors do not participate in any short-term (cash) or long-term (equity) incentive plans.

The Company works in conjunction with independent external remuneration consultants to ensure directors' fees are aligned with the demands and responsibilities of the positions and competitive with remuneration in the external marketplace.

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting on 4 May 2004.

Note 36

Director and executive disclosures (continued)

Current fees for directors which were most recently reviewed with effect from 1 June 2004 are set out below. The Chairman's remuneration includes fees for committee responsibilities. Other non-executive directors who also chair a committee receive a supplementary fee in addition to their annual remuneration.

Position	Fee
Chairman	A$280,000 per annum
Australian resident Non-Executive Director	A$145,000 per annum
US resident Non-Executive Director	US$110,200 per annum
Chair of the Audit Committee	A$20,000 per annum
Chair of the Regulatory Compliance Committee	US$15,000 per annum
Chair of the Remuneration Committee	A$10,000 per annum

Retirement allowances for directors

A resolution was passed at the Annual General Meeting on 4 May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and only paid out when eligible directors actually leave the Board.

Executive remuneration

The Remuneration Committee is responsible for reviewing and recommending to the board the overall remuneration policy for the Company and its application to executive directors and specified executives.

Remuneration is made up of fixed and variable remuneration.

Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which is considered the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group (based on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration.

Information and advice is obtained from independent external consultants who review executive remuneration in the context of current market data, economic conditions and global trends.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation and are also able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance, and taxation advice.

Retirement benefits

Executives do not receive retirement benefits.

Note 36

Director and executive disclosures (continued)

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the specified executives are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2004 are set out below:

Name	PN Oneile	SCM Kelly	IH Timmis	SJ Parker	BJ Yahl	GS Phillips
Position	Chief Executive Officer and Managing Director	Chief Financial Officer	Group General Manager Business and Strategic Development	Group General Manager Sales and Marketing	Group General Manager Commercial and Legal	Chief Technology Officer
Term of agreement	3 years plus 2 year option	No fixed term	No fixed term	No fixed term	No fixed term	3 years
Term or start date	1-Dec-03 to 31-Dec-06	1-Sep-03	28-Jul-03	1-Dec-02	29-Mar-04	3-Nov-03 to 2-Nov-06
Base salary (including superannuation)	A$1,225,000 p.a.	A$510,000 p.a.	A$327,000 p.a.	A$327,000 p.a.	A$510,000 p.a.	£150,000 p.a.
Short-term incentive target	55% of fixed remuneration	50% of fixed remuneration	$100,000 p.a.	$133,000 p.a.	50% of fixed remuneration	–
Termination benefit (company initiated)	Maximum of 12 months notice Maximum of 6 months notice for non-performance	3 months notice Severance - 9 months remuneration	3 months notice	3 months notice	12 months notice reducing on a pro-rata basis to 6 months after 540 days employment	12 months notice
Termination - Notice period	3 months notice	3 months notice	3 months notice	3 months notice	3 months notice	6 months notice

Variable remuneration - Short-term incentive

The short-term incentive plan applies to those executives able to directly influence the Company's performance and increase value for shareholders. The plan is structured to align plan objectives with the individual's opportunity to achieve results and performance objectives.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. Target short-term incentives vary from 5% to 55% of fixed remuneration depending on the role and seniority of the individual. Above target incentive payments are provided for performance exceeding target levels.

Financial targets are established following Board review and approval of the annual plan for the following year. All incentives require final approval from the Remuneration Committee and the Board prior to payment.

Variable remuneration - Long-term incentives - Performance Share Plan

A new long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to performance shares which vest, subject to the Company's relative Total Shareholder Return (TSR) performance against the individual TSRs of a specified comparator group of companies, on completion of the designated performance period. The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves a TSR ranking at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.

The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three and four year performance period.

Note 36

Director and executive disclosures (continued)

Participation in the plan and the quantity of the performance share rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to launch future long-term performance share plans each year subject to the ability of the Company to offer such schemes, future directions in executive variable remuneration, and approval of the Board. The terms of individual plans may vary from year to year.

2,417,446 performance share rights were issued under this plan to 155 executives during 2004. The performance period for 50% of these entitlements is the three years ending 31 December 2006 with the remaining 50% having a performance period of four years ending 31 December 2007.

In addition, 380,000 performance share rights were issued to PN Oneile, Chief Executive Officer and Managing Director, on 21 December 2004 in accordance with a resolution passed by shareholders at the Special General Meeting. The performance period for this issue is the three years ending 31 December 2006.

Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any director of the Company or any of the five specified and other nominated executives of the consolidated entity, including their personally related entities, are set out below.

	Value per right at grant date	Balance as at 31 December 2003	Granted during the year as remuneration	Balance as at 31 December 2004
Executive director				
PN Oneile	$8.68	–	380,000	380,000
Specified executives				
SCM Kelly	–	–	–	–
SJ Parker	$6.45	–	38,166	38,166
	$6.25	–	38,165	38,165
GS Phillips	$6.45	–	41,572	41,572
	$6.25	–	41,572	41,572
IH Timmis	$6.45	–	41,628	41,628
	$6.25	–	41,627	41,627
BJ Yahl	$6.45	–	30,000	30,000
	$6.25	–	30,000	30,000
Other nominated executives				
MG Isaacs	$6.25	–	42,297	42,297
	$6.45	–	42,297	42,297
WP Jowett	$6.25	–	46,593	46,593
	$6.45	–	46,593	46,593

Valuation of Performance Share Plan rights

An independent valuation for each tranche of performance share rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return model ('TSR').

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account such factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying shares price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3 or 4 years). This amount has been included in the executive remuneration disclosure only; no amounts have been expensed in the year ended 31 December 2004. Further details of Performance Share Rights issued are set out in Note 35.

Variable remuneration - Long-term incentives – Employee Share Option Plan

The Employee Share Option Plan ('ESOP') was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Notes to the financial statements

31 December 2004

Note 36

Director and executive disclosures (continued)

***Variable remuneration - Long-term incentives - Employee Share Option Plan* (continued)**

Options were granted under the plan for no consideration and for a five year period. Options were divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series. The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital.

During the year, prior to discontinuance of the plan, 500,000 options were issued:

Series	Number of options	Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
31A	125,000	1-Sep-04	1-Sep-09	$6.9116	$2.1600	1-Mar-06
31B	125,000	1-Sep-04	1-Sep-09	$7.4116	$2.3860	1-Mar-07
31C	125,000	1-Sep-04	1-Sep-09	$7.9116	$2.5630	1-Mar-08
31D	125,000	1-Sep-04	1-Sep-09	$8.4116	$2.7110	1-Mar-09

There were 5,992,834 outstanding options under this plan as at 31 December 2004, representing 1.26% of the issued share capital.

Note 36

Director and executive disclosures (continued)

Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any director of the Company or any of the five specified executives or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

Executive	Exercise price	Balance as at 31 December 2003	Granted during the year as remuneration	Exercised during the year	Balance as at 31 December 2004	Vested during the year	Vested and exercisable at the end of the year
Specified executives							
SCM Kelly	$1.6603	125,000	–	–	125,000	–	–
	$2.1603	125,000	–	–	125,000	–	–
	$2.6603	125,000	–	–	125,000	–	–
	$3.1603	125,000	–	–	125,000	–	–
	$6.9116	–	125,000	–	125,000	–	–
	$7.4116	–	125,000	–	125,000	–	–
	$7.9116	–	125,000	–	125,000	–	–
	$8.4116	–	125,000	–	125,000	–	–
SJ Parker	$1.5597	200,000	–	–	200,000	–	–
GS Phillips	$2.4277	200,000	–	–	200,000	–	–
Other nominated executives							
MG Isaacs	$1.5597	200,000	–	–	200,000	–	–
	$3.3725	100,000	–	100,000	–	50,000	–
	$1.7750	100,000	–	100,000	–	–	–
	$5.9531	50,000	–	12,500	37,500	12,500	12,500
WP Jowett	$5.6224	100,000	–	–	100,000	25,000	75,000
	$5.9531	50,000	–	–	50,000	12,500	25,000
	$1.5597	200,000	–	–	200,000	–	–
	$3.3725	20,000	–	20,000	–	10,000	–
Total		**1,720,000**	**500,000**	**232,500**	**1,987,500**	**110,000**	**112,500**

Valuation of options

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the options, Deloitte have used a Total Shareholder Return model ('TSR'), a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that it is more appropriate than the Black Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. This amount has been included in the executive remuneration disclosure only; no amounts have been expensed in the year ended 31 December 2004. Details of the ESOP including grant dates and vesting conditions are set out in Note 35.

Notes to the financial statements

31 December 2004

Note 36

Director and executive disclosures (continued)

Variable remuneration – General Employee Share Plan (GESP)

The Company operates an employee share plan referred to as the General Employee Share Plan or 'GESP' which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables all eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting rights in respect of shares held under the plan, however shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment. The first offer was made only to employees based in Australia in 1999. The GESP was subsequently extended to all permanent full-time and part-time employees globally.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 502,593 shares to 1,911 employees under this plan.

General Employee Share Plan provided as remuneration

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any director of the Company, any of the five specified executives and other nominated executives of the consolidated entity, including their personally related entities, are set out below.

General Employee Share Plan	Balance as at 31 December 2003	Shares vested during the Year	Shares issued during the Year	Balance as at 31 December 2004
Specified executives				
SCM Kelly	–	–	263	263
SJ Parker	599	–	263	862
GS Phillips	–	–	263	263
IH Timmis	–	–	263	263
Other nominated executives				
MG Isaacs	917	(152)	263	1,028
WP Jowett	917	(152)	263	1,028

Share holdings

The numbers of shares (excluding those under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by any director of the Company or any of the five specified executives of the consolidated entity, including their personally related entities, are set out below. Where shares are held by the individual director or specified executive and any entity under the joint or several control of the individual director or specified executive they are shown as 'benefically held'. Shares held otherwise, that is, by relatives and spouses of relatives and any entity under the joint or several control of the relatives and spouses of relatives of the individual director or specified executive are shown as 'non-beneficially held'.

Note 36

Director and executive disclosures (continued)

Director	Balance as at 31 December 2003	Net changes during the Year	Balance as at 31 December 2004
Executive director			
PN Oneile			
- non-beneficially held	6,000	–	6,000
Non-executive directors			
DJ Simpson			
- beneficially held	106,000	–	106,000
- non-beneficially held	83,800	(66,800)	17,000
WM Baker	–	–	–
P Morris			
- beneficially held	–	8,680	8,680
AW Steelman			
- beneficially held	–	10,000	10,000
RA Davis *	–	–	–
SAM Pitkin *	–	–	–
Former non-executive directors			
JP Ducker **			
- beneficially held	85,642	946	86,588
JH Pascoe **			
- beneficially held	10,707	118	10,825
- non-beneficially held	300,000	–	300,000

* as at date of nomination where appointed during the year

** as at date of resignation where ceased to be a director during the year

	Balance as at 31 December 2003	Options exercised	Net other changes during the Year	Balance as at 31 December 2004
Specified executives				
SCM Kelly				
- beneficially held	–	–	75,000	75,000
SJ Parker				
- beneficially held	4,000	–	(4,000)	–
GS Phillips	–	–	–	–
IH Timmis	–	–	–	–
BJ Yahl *	–	–	–	–

* as at date of commencement where appointed during the year

Shareholdings of directors and specified executives reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 1046 *Director and Executive Disclosures by Disclosing Entities* definition of personally related entities. The directors and specified executives have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. Where a personally related entity has declined to provide shareholding details, the shareholding of that personally related entity has been assumed to be nil.

Notes to the financial statements

31 December 2004

Note 36

Director and executive disclosures (continued)

Loans to directors and executives

No director or specified executive held any loans with the Company during this financial year.

Other transactions with directors and specified executives

On 1 November 2004, SAM Pitkin was appointed as a non-executive director of the Company, subject to regulatory approval. For the period up to 16 November 2004, SAM Pitkin was also a director of Australian Leisure and Hospitality Group Limited, a customer and supplier to the consolidated entity. During this period, $24,309 was received by the Company and $682 was paid by the Company for transactions provided on normal terms and conditions.

On 1 November 2004, RA Davis was appointed as a non-executive director of the Company, subject to regulatory approval. Since this date, financial consulting services of $50,000 has been provided on normal terms and conditions by N M Rothchild & Sons (Australia) Ltd of which RA Davis holds the position Consulting Director – Investment Banking. As at 31 December 2004 this amount is recorded in Other creditors (Note 18).

Up to 30 June 2004, SJ Parker, a specified executive was a director and shareholder of CMP Consulting Pty Limited and CMP Marketing Services Pty Limited. During this time these companies provided $12,071 of marketing services to the consolidated entity on normal terms and conditions.

JH Pascoe, up to the date of his resignation as director of the Company on 9 July 2004, was the Managing Director of the Finance and Financial Services practice of Phillips Fox solicitors. Phillips Fox was paid during this period, $409,197 (Financial year 2003 - $669,836) for the provision of services to the consolidated entity on normal terms and conditions.

There were no other transactions with directors or specified executives.

Indemnity of officers

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company".

The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Secretary or Executive Officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party.

The Company renewed its Directors and Officers Insurance policy in respect of insurance cover of Directors and officers; it is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential.

	Consolidated 2004 $	Consolidated 2003 $	Parent entity 2004 $	Parent entity 2003 $
Note 37				
Remuneration of auditors				
During the year the following services were paid to the auditor of the parent entity and its related practices:				
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**473,575**	410,103	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**670,894**	619,803	**-**	-
Total remuneration for audit services	**1,144,469**	1,029,906	**-**	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm	**41,650**	150,370	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**83,831**	125,290	**-**	-
Total remuneration for other assurance services	**125,481**	275,660	**-**	-
Total remuneration for assurance services	**1,269,950**	1,305,566	**-**	-
Advisory services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Legal and compliance	**62,907**	112,155	**-**	-
Employee services	**-**	27,606	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**9,848**	17,147	**-**	-
Total remuneration for advisory services	**72,755**	156,908	**-**	-

Audit fees for the parent entity were paid by a subsidiary entity.

Note 38
Related parties

Directors and specified executives

Disclosures relating to directors and specified executives are set out in Note 36.

Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 33.

All transactions between entities within the wholly-owned group during the years ended 31 December 2004 and 31 December 2003 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2004 and 31 December 2003 consisted of:

(a) loans advanced by Aristocrat Leisure Limited
(b) loans repaid to Aristocrat Leisure Limited
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd
(d) the payment of dividends to Aristocrat Leisure Limited
(e) a management fee charging out costs in relation to the General Employee Share Plan
(f) a tax sharing and funding agreement.

Note 38

Related parties (continued)

Wholly-owned group (continued)

The above transactions were made on normal commericial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principle on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 2.5% (2003: 2.5%).

	Parent entity	
	2004	2003
	$'000	$'000
Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group		
Other revenue – management fee	**1,905**	1,972
Interest revenue	**6,307**	10,422
Dividend revenue	**92,000**	16,000
Foreign exchange losses in relation to intercompany loan	**(3,225)**	(81,702)
Aggregate amounts receivable from / payable to entities in the wholly-owned group at balance date		
Current		
Tax related amounts receivable from wholly-owned entities	**45,793**	–
Non-current		
Receivable from wholly-owned entities	**455,597**	423,018

Note 39 Earnings per share	Consolidated	
	2004	2003
	cents	cents
Basic earnings per share	**36.8**	(22.9)
Diluted earnings per share	**35.4**	(22.9)

	Consolidated	
	2004	2003
	Number	Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**475,422,011**	462,348,720
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**475,422,011**	462,348,720
Effect of share options on issue	**1,237,302**	306,713
Effect of Performance Share Rights on issue	**2,789,803**	-
Effect of convertible subordinated bonds	**30,750,994**	-
Weighted average number of shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**510,200,110**	462,655,433

	Consolidated	
	2004	2003
	$'000	$'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit	**174,719**	(106,040)
After tax effect of interest on convertible bonds	**5,972**	-
Earnings used in calculating diluted earnings per share	**180,691**	(106,040)

Note 39

Earnings per share (*continued*)

Information concerning the classification of securities

(a) *Options*

Options granted to employees under the Aristocrat Executive Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2004 are set out in Notes 35 and 36. Options exercised since the reporting date are set out in Note 35.

(b) *Convertible subordinated bonds*

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 19.

(c) *Performance share rights*

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 35 and 36.

Note 40

Reconciliation of profit / (loss) from ordinary activities after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Profit / (loss) from ordinary activities after income tax	**174,719**	(106,040)	**92,900**	(1,001)
Depreciation and amortisation	**39,832**	44,675	**-**	-
Dividends	**-**	-	**(92,000)**	(16,000)
Other income	**-**	-	**(1,905)**	(1,972)
Other expense	**-**	-	**1,770**	-
Write down of intangibles	**-**	86,300	**-**	-
Write down of land and buildings	**-**	5,366	**-**	-
Net loss on sale of non-current assets	**659**	705	**-**	-
Net foreign exchange differences	**(3,103)**	(37,864)	**(3,157)**	24,588
Change in operating assets and liabilities:				
– Decrease / (increase) in receivables and deferred revenue	**979**	124,838	**-**	-
– Decrease / (increase) in inventories	**9,696**	128,270	**-**	-
– Decrease / (increase) in tax balances	**28,758**	(7,980)	**(769)**	(8,699)
– Decrease / (increase) in other operating assets	**2,552**	15,881	**-**	1,770
– Increase / (decrease) in trade creditors and payables	**(11,187)**	(44,626)	**(24)**	136
– Increase / (decrease) in other provisions	**7,133**	(5,137)	**-**	-
Net cash inflow / (outflow) from operating activities	**250,038**	204,388	**(3,185)**	(1,178)

Note 41

Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities & Investments Commission. Under the deed of cross guarantee each of the above-named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance of the 'Closed Group'.

	2004 $'000	2003 $'000
Condensed statement of financial performance		
Profit / (loss) from ordinary activities before related income tax expense	**215,078**	(54,444)
Income tax credit / (expense)	**(61,376)**	23,239
Profit / (loss) from ordinary activities after related income tax expense / net profit	**153,702**	(31,205)
Net (decrease) in asset revaluation reserve	-	(725)
Adjustment resulting from change in accounting policy for employee benefits	-	(354)
Total revenue, expenses and valuation adjustments recognised directly in equity	-	(1,079)
Total changes in equity other than those resulting from transactions with owners as owners	**153,702**	(32,284)

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group'.

	2004 $'000	2003 $'000
Retained profits at the beginning of the financial year	**3,645**	48,981
Adjustment resulting from change in accounting policy for providing for dividends	-	29,700
Adjustment resulting from change in accounting policy for employee benefits	-	(354)
Profit / (loss) from ordinary activities after income tax expense / net profit	**153,702**	(31,205)
Dividends provided for or paid	**(33,210)**	(43,477)
Retained profits / (losses) at the end of the financial year	**124,137**	3,645

Note 41

Deed of cross guarantee (continued)

Set out below is a consolidated statement of financial position of the 'Closed Group'.

	2004 $'000	2003 $'000
CURRENT ASSETS		
Cash assets	**225,651**	23,383
Receivables	**46,281**	35,674
Inventories	**21,105**	30,779
Tax assets	**904**	2,613
Total current assets	**293,941**	92,449
NON-CURRENT ASSETS		
Receivables	**262,152**	253,268
Inventories	**–**	262
Other financial assets	**82,194**	82,194
Property, plant and equipment	**60,713**	64,117
Deferred tax assets	**30,149**	44,232
Intangible assets	**774**	–
Total non-current assets	**435,982**	444,073
Total assets	**729,923**	536,522
CURRENT LIABILITIES		
Payables	**68,427**	47,284
Interest bearing liabilities	**166,383**	1,375
Current tax liabilities	**32,884**	787
Provisions	**10,288**	9,697
Other	**18,794**	10,530
Total current liabilities	**296,776**	69,673
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**–**	172,844
Provisions	**3,405**	4,287
Other	**27,296**	20,602
Total non-current liabilities	**30,701**	197,733
Total liabilities	**327,477**	267,406
Net assets	**402,446**	269,116
EQUITY		
Contributed equity	**278,571**	265,733
Reserves	**(262)**	(262)
Retained profits	**124,137**	3,645
Total equity	**402,446**	269,116

Aristocrat Leisure Limited Directors' declaration

31 December 2004

In the Directors' opinion:

(a) the financial statements and notes set out on pages 1 to 55 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 41 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 41.

This declaration is made in accordance with a resolution of the Directors.



DJ Simpson
Director

Sydney
22 February 2005

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion, the financial report of Aristocrat Leisure Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the Company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors

Independent audit report to the members of Aristocrat Leisure Limited (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



DS Wiadrowski
Partner

Sydney
22 February 2005

DIRECTORS' REPORT

FOR THE 12 MONTHS ENDED 31 DECEMBER 2004
ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2004. The information in this report is current as at 22 February 2005 unless otherwise specified. The Directors of Aristocrat Leisure Limited (the "Company") during the twelve months under review and up to the date of this report are:

Table 1
Directors' Particulars, Experience and Special Responsibilities*

	Current Directors	
Director	**Experience**	**Special Responsibilities**
DJ Simpson FCPA Age 64	Nominated July 2003. Appointed February 2004. • Former Finance Director, Tabcorp Holdings Limited • Former Executive General Manager, Finance, Southcorp Holdings Limited	Chairman (from July 2004) Chair of Audit Committee (from July 2003 to July 2004) Chair of Nomination and Governance Committee (from July 2004) Member of Audit Committee (from July 2004)
PN Oneile BEc Age 56	Nominated December 2003. Appointed 22 June 2004. • Former Chairman and Chief Executive Officer, United International Pictures (UIP) • Former Managing Director, The Greater Union Organisation Pty Limited • Director, Vue Entertainment Holdings Limited • Director of Film Finance Corporation Australia Limited	Chief Executive Officer and Managing Director Member of Nomination and Governance Committee (from July 2004)
WM Baker BA Age 65	Nominated August 1998. Appointed May 1999. • Former Assistant Director of the FBI • Former President, The Motion Picture Association • Director, J. Edgar Hoover Foundation • Director, Fortress Global Investigations, Inc	Chair of Regulatory and Compliance Committee (since October 2000) Member of Audit Committee (from July 2003 to April 2004) Member of Nomination and Governance Committee (from July 2004)
P Morris AM, BArch (Hons) MEnvSc, Dip CD, FRAIA, FAICD Age 56	Nominated August 2003. Appointed February 2004. • Former Director, Commonwealth Property, Department of Administrative Services • Former Group Executive, Lend Lease Property Services • Director, Landcom, NSW Institute of Teachers and Sydney Harbour Foreshore Authority and subsidiaries • Past Director of Jupiters Limited, Principal Real Estate	Chair of Audit Committee (from July 2004) Chair of Compensation and Nomination Committee (from January to July 2004) Member of Audit Committee

	Investors (Australia) Ltd, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post	(from August 2003 to January 2004); Chair of Remuneration Committee (from July 2004) Member of Nomination and Governance Committee (from July 2004)
AW Steelman BA, MLA Age 62	Nominated August 1998. Appointed May 1999. • Former US Congressman • Advisor, Proudfoot Consulting Plc • Board Member, Texas Growth Fund • Former Board Member, Sterling Software • Former President, Maxager Technology • Management Consultant with international experience in software, gaming strategy and government regulation	Member of Compensation and Nomination Committee (from December 1999) Member of Audit Committee (from July 2003 to January 2004 and from April 2004) Member of Nomination and Governance Committee (from July 2004)
	"Directors Elect" †	
RA Davis† BEc (Hons), B Philosophy Age 53	Nominated November 2004. • Consulting Director - Investment Banking, NM Rothschild's and Sons (Australia Ltd) • Chairman, Pengana Managers Ltd • Chairman, Korea Exchange Bank Australia Ltd • Director, Macquarie Office Management Ltd • Former Senior Executive at Citicorp and CitiGroup Inc, in the United States and Japan • Former Senior Executive, ANZ Banking Group Limited	Member elect of the Nomination and Governance Committee (from November 2004)
SAM Pitkin† LLB, LLM Age 45	Nominated November 2004. • Special Counsel (former Partner), Clayton Utz • Former Director, Australian Leisure & Hospitality Group Limited • Former Director, Ceramic Fuel Cells Limited, • Member of the Company Law Committee of the Queensland Law Society and Law Council of Australia • Former Director, Golden Casket Lottery Corporation Ltd, Energex Ltd, Grainco Ltd and Employment National Ltd	Member elect of the Nomination and Governance Committee (from November 2004)
	Former Directors	
JP Ducker AO, KCSG Age 72	Nominated July 1999. Appointed October 1999. Director until 4 May 2004.	Member of Audit Committee (from January 2001 to January 2004)
JH Pascoe AO, BA, LLB (Hons) Age 56	Nominated June 2001. Appointed December 2001. Director until 9 July 2004.	Chairman (from September 2003 to July 2004) Member of Compensation and Nomination Committee (from October 2001 to July 2004) Member of Audit Committee (from July 2003 to July 2004)

Notes to Table 1

† Subject to regulatory approvals being obtained.

** Two of the Company's Board Committees were reconstituted on 7 July 2004. The Compensation and Nomination Committee was renamed the "Remuneration Committee". A new committee, the "Nomination and Governance Committee" was also established at that time. All Board members are members of the Nomination and Governance Committee.*

PRINCIPAL ACTIVITIES

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months under review.

DIVIDENDS

A final dividend in respect of the twelve months ended 31 December 2004 of 4 cents per share ($19.1 million) has been declared and will be paid on 23 March 2005 to shareholders on the register at 5:00pm on 9 March 2005. The final dividend will be unfranked. An unfranked interim dividend of 4 cents per share ($19.1 million), as referred to in the Directors' Half Year Report dated 24 August 2004, was paid on 8 September 2004 in respect of the six months ended 30 June 2004. The total dividend paid or payable in respect of 2004 is 8 cents per share.

REVIEW AND RESULTS OF OPERATIONS

A review of the operations of the Consolidated Entity for the year ended 31 December 2004 is set out in the attached Management Discussion and Analysis and Business Segment Review and the attached Financial Report which form part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the financial year ended 31 December 2004 was a profit of $174.7 million after tax.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2004.

EVENTS AFTER BALANCE DATE

No material matters requiring disclosure in this Report have arisen subsequent to 31 December 2004. To the best of their knowledge the Directors are not aware of any matter or circumstance that has arisen since 31 December 2004 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis and Business Segment Review and the attached Financial Report which form part of this report. The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

DIRECTORS' ATTENDANCE AT BOARD MEETINGS

Table 2
Directors' Attendance at Board and Committee Meetings During 2004

(Meetings attended/held)

Director	Board	Audit Committee	Remuneration Committee (1)	Regulatory Compliance Committee	Nomination and Governance Committee (2)
Current Directors and Directors Designate					
DJ Simpson	11 / 11	4 / 4	1 / 1	-	2 / 2
PN Oneile	11 / 11	-	-	-	2 / 2
WM Baker	11 / 11	1 / 1	-	8 / 8	2 / 2
P Morris	11 / 11	2 / 2	3 / 3	-	2 / 2
AW Steelman	11 / 11	3 / 3	3 / 3	-	2 / 2
SAM Pitkin (3)	2 / 2	-	-	-	2 / 2
RA Davis (3)	2 / 2	-	-	-	2 / 2
Former Directors					
JH Pascoe	7 / 7	2 / 2	2 / 2	-	-
JP Ducker	4 / 4	-	-	-	-

Notes to Table 2
(1) The Compensation and Nomination Committee was reconstituted as the Remuneration Committee on 7 July 2004.
(2) The Nomination and Governance Committee was established on 7 July 2004.
(3) Subject to regulatory approval.

Attendance recorded in this table reflects the attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members (including members elect in respect of whom regulatory approval is pending).

EMOLUMENTS OF BOARD MEMBERS AND SENIOR EXECUTIVES

Details of emoluments of Board members and senior executives are set out in Note 36 of the Financial Statements.

INDEMNITIES AND INSURANCE PREMIUMS

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Company Secretary or Executive Officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors' and Officers' Insurance policy in respect of insurance cover of Directors and executive officers; the policy is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices.

ENVIRONMENTAL REGULATION

The Company's operations have a limited impact on the environment. The Company manufactures gaming machines, games and systems at its Rosebery facilities which are zoned Industrial (4) under Local Environmental Plan 114 and are the subject of New South Wales and Australian Federal Government environmental legislation. The Company integrates (assembles) machines in Las Vegas, Nevada. Machines are also assembled under contract in Japan. The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing process.

The Company has received no complaints or notices under any legislation or regulations in relation to any of its activities from an environmental perspective. The Directors are not aware of any environmental issues which would materially affect the Consolidated Entity and believe that the Company's environmental performance has been satisfactory given the limited impact on the environment that its activities could have and the environmental regulation to which it is subject.

PROCEEDINGS ON BEHALF OF COMPANY

No proceedings have been brought on behalf of the Company under Section 236 of the *Corporations Act, 2001* nor has any application been made in respect of the Company under Section 237 of the *Corporations Act, 2001.*

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Statements. Amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

DJ Simpson
Director

22 February 2005

Financial Report

Summary

Key performance indicators for the current and the prior year (pre one-off adjustments) are set out below:

	2004 $Million	2003* $Million	Variance $Million	Variance %
Revenue from Ordinary Activities	**1,148.9**	1,021.3	+127.6	+ 12.5%
Earnings Before Interest and Tax (EBIT)	**274.8**	103.5	+171.3	+ 165.5%
Profit After Tax	**174.7**	54.0	+120.7	+ 223.5%
Net Working Capital/Revenue	**9.3%**	10.9%		- 1.6 Pts
Operating Cash Flow	**250.0**	204.4	+ 45.6	+ 22.3%
Closing Net Cash/(Debt)	**119.6**	(70.2)	+189.8	+ 270.4%
Earnings Per Share	**36.8c**	11.7c	+ 25.1c	+ 214.5%
Total Dividends Per Share	**8.0c**	6.0c	+ 2.0c	+33.3%

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are in the 2003 Annual Report

The Company's financial position has continued to strengthen over the year with solid underlying trading performance resulting in record revenue and profitability and continued strong operational cash flow. Cash flow performance was again a highlight with operational cash flow increasing 22.3% to $250.0 million, representing 21.8% of revenue. At year end, cash on hand exceeded debt by $119.6 million, a $189.8 million improvement from the $70.2 million net debt position at the same time last year.

Earnings per share increased 214.5% to 36.8 cents per share, while dividends per share increased by 33.3% to 8 cents per share.

In overall terms, this result continues to demonstrate management's focus on driving shareholder value through both bottom line results and balance sheet management.

Statement of Financial Performance

The Company reported a record annual profit after tax of $174.7 million. This result compares with the $106.0 million loss reported for the prior year which was significantly impacted by a number of one-off adjustments. The current year result also represents a $120.7 million improvement on the pre one-off adjustments profit of $54.0 million recorded in 2003. There were no net one-off adjustments impacting the 2004 result. Throughout this

Financial Report, all references to and comparisons against 2003 are prior to the one-off adjustments booked in the prior year, unless specifically stated otherwise.

The financial results for the year are summarised below:

	Segment Revenue			Profit / (Loss)			% Margin		
	2004 $m	2003* $m	Var %	2004 $m	2003* $m	Var %	2004 $m	2003* $m	Var pts
SEGMENTAL RESULTS									
Australia	290.3	302.4	-4.0%	98.1	84.3	16.4%	33.8%	27.9%	5.9
North America	368.4	241.4	52.6%	105.6	8.2	1187.8%	28.7%	3.4%	25.3
South America	20.4	5.5	270.9%	13.5	(7.6)	n/c	66.2%	-138.2%	n/c
Japan	336.8	360.7	-6.6%	78.2	87.7	-10.8%	23.2%	24.3%	(1.1)
New Zealand	28.8	40.2	-28.4%	11.1	14.9	-25.5%	38.5%	37.1%	1.4
Other International	96.9	65.7	47.5%	21.6	17.6	22.7%	22.3%	26.8%	(4.5)
TOTAL SEGMENTAL RESULTS	**1,141.6**	**1,015.9**	**12.4%**	**328.1**	**205.1**	**60.0%**	**28.7%**	**20.2%**	**8.6**
							% Revenue		
UNALLOCATED EXPENSES									
R&D Expense				(59.0)	(63.4)	-6.9%	-5.2%	-6.2%	1.0
Amortisation - Intangibles				(5.0)	(12.2)	-59.0%	-0.4%	-1.2%	0.8
Foreign Exchange				0.6	(2.2)	n/c	0.1%	-0.2%	n/c
Corporate/Other				10.1	(23.8)	n/c	0.9%	-2.3%	n/c
TOTAL UNALLOCATED EXPENSES				**(53.3)**	**(101.6)**	**-47.5%**	**-4.7%**	**-10.0%**	**5.3**
EARNINGS BEFORE INTEREST AND TAX				**274.8**	**103.5**	**165.5%**	**24.1%**	**10.2%**	**13.9**
Interest				(4.4)	(15.8)	-72.0%	-0.4%	-1.6%	1.2
PROFIT BEFORE TAX				**270.4**	**87.7**	**208.3%**	**23.7%**	**8.6%**	**15.1**
PROFIT AFTER TAX				**174.7**	**54.0**	**223.5%**	**15.3%**	**5.3%**	**10.0**

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are in the 2003 Annual Report

Revenue

Total segmental revenue increased 12.4% to $1,141.6 million. This increase was achieved despite the adverse translational impact of the stronger Australian dollar compared to the prior year which depressed period on period growth in Australian dollar terms. Had exchange rates remained at 2003 levels, current period Australian dollar revenue would have been $48.4 million higher than reported, a 17.2% increase over the prior year.

A significant portion of the Company's segmental revenue increase was driven by the North American business which increased revenue in Australian dollar terms by $127.0 million (52.6%). In local currency terms, the North American revenue improvement was 69.8%. The other major revenue driver was the 47.5% growth in Other International revenues incorporating sales to Europe, South Africa and Asia Pacific. Revenue growth in Asia Pacific was particularly strong as the Company won substantial share across the region, most notably in Macau. Over the past two years, revenue from Other International markets has increased by 108.4%.

In Japan, while unit sales were marginally ahead of the prior year, the stronger Australian

dollar, higher trade-in allowances and channel mix changes resulted in overall revenues declining by $23.9 million (6.6%).

In other markets, revenues declined in Australia (down $12.1 million, 4.0%) and New Zealand (down $11.4 million, 28.4%) while South American revenue benefited by $8.0 million from the recording of previously deferred revenue as cash collections were made on legacy contracts. These results are discussed in more detail in the Business Segment Review.

Earnings

Earnings before interest and tax improved by 165.5% or $171.3 million compared with 2003. This improvement primarily reflects improved margins in Australia (up $13.8 million, 16.4%) resulting from the focus on premium products and cost efficiencies and in North America (up $97.4 million) due to the increase in high margin recurring revenue and leverage of the business's fixed cost base. These improvements were partially offset by a fall in Japanese earnings (down $9.5 million, 10.8%) due to provisioning of surplus inventory of unsold games and higher trade-in allowances. Improved results from Other International markets were offset by the decline in New Zealand resulting from the continuing adverse regulatory environment. Collections on legacy South American contracts also contributed to the overall earnings improvement.

Net unallocated expenses fell $48.3 million (47.5%) as a result of the elimination of prior year manufacturing under recoveries, reduced amortisation of intangibles due to the 2003 write-off of goodwill and general cost management and efficiency initiatives.

The net interest charge for the year fell significantly from $15.8 million to $4.4 million. Interest income increased by $2.0 million, reflecting higher cash deposits. Interest expense relates primarily to the outstanding US$130 million of convertible bonds.

Tax

The effective tax rate for the year of 35.4% is lower than the 2003 effective tax rate of 38.4% as a result of earnings mix and the booking of withholding tax costs in the prior year which were not incurred in 2004. The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials.

The tax expense for the year was also impacted by $5.5 million as a result of adjustments of prior year tax returns raised by an overseas taxation authority.

As a result of the strong trading performance in 2004, brought forward Australian tax losses have been fully utilised in the year. However, the balance of franking credits available at year end was minimal and accordingly the 2004 final dividend is unfranked. Subject to trading performance being maintained, the Company expects to re-commence franking dividends with effect from the 2005 interim dividend.

Given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Statement of Financial Position

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2003. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $1.2 million.

Net working capital decreased by $3.8 million to $107.0 million at 31 December 2004 reflecting a reduction in both receivable and inventory levels partially offset by a reduction in payables. Net working capital as a percentage of the last 12 months' revenue fell from 10.9% at 31 December 2003 to 9.3% at year end. This fall continues to demonstrate the sustainability of the significant improvements made during 2003.

The increase in property, plant and equipment primarily results from the increase in the installed base of participation units in the Americas and the introduction of participation units into the Australian market which together amounted to a total capital spend of $35.6 million. This expenditure combined with ongoing "stay-in-business" capital expenditure of $14.4 million was partially offset by depreciation and disposals.

Intangibles have fallen marginally as a result of the amortisation charge for the period.

Current and deferred tax assets have decreased by an aggregate of $9.4 million due to the utilisation of Australian tax losses, collection of tax refunds and the realisation of foreign exchange gains and losses. Tax payable has increased by $19.4 million reflecting taxation of higher current year trading profits offset by the settlement of prior year tax liabilities.

Deferred revenue (included within other current and non-current liabilities) increased from $62.0 million to $71.3 million. This increase results from higher revenue billed in advance predominantly relating to Value Added Selling Agreements (VASA) in Australia partially offset by the impact of a stronger US dollar exchange rate and the recognition of previously deferred revenue of $33.2 million. After taking into account deferred revenue, the net exposure to South America at period end amounted to $3.7 million (2003 $8.0 million).

In overall terms, net assets increased from $218.7 million to $374.2 million while net tangible assets increased from $148.0 million to $309.8 million.

Statement of Cash Flows

Effective cash flow management remains one of the Company's key strategies. While substantial progress was made in 2003, continued focus resulted in a further improvement in the current year with cash generated from operations increasing from $204.4 million to $250.0 million, representing 21.8% of revenue.

Strong cash flows meant that the Company did not need to utilise its $107.0 million of bank facilities, with only the USD130 million of convertible bonds and a nominal bank loan remaining outstanding. Cash on deposit rose from $104.0 million at 31 December 2003 to $286.0 million at the end of the year.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements is set out below:

	2004 $ Million	2003 $ Million
Net debt - opening balance	**(70.2)**	**(292.1)**
EBIT pre one-off adjustments	274.8	103.5
Depreciation and amortisation pre one-off adjustments	39.8	39.9
EBITDA pre one-off adjustments	314.6	143.4
Net loss on sale of non-current assets	0.7	0.7
Net foreign exchange differences	(0.5)	20.1
Net interest paid	(2.6)	(15.5)
Net tax (paid) / refunded	(52.3)	6.1
Cash impact of one-off adjustments	-	(4.7)
Change in operating assets and liabilities	(9.9)	54.3
Net cash inflow from operating activities	**250.0**	**204.4**
Net cash outflow from investing activities	(47.4)	(21.8)
Share issues	9.2	9.3
Dividends paid	(29.6)	(33.1)
Movement in net debt	**182.2**	**158.8**
Effects of exchange rate changes on net debt	7.6	63.1
Net debt - closing balance	**119.6**	**(70.2)**

The strong EBITDA result, coupled with lower net interest payments and the focus on working capital management, offset in part by higher tax payments resulted in a 22.3% improvement in operating cash flow. Higher taxes paid result from the non-recurrence of prior year tax refunds and the payment of taxes on 2003 Japanese and European profits.

Whilst the change in operating assets and liabilities resulted in a net $9.9 million cash outflow, the underlying operational cashflow was actually $29.7 million better than this as factoring of bills receivable in Japan was reduced to nil at period end.

The net cash outflow from investing activities increased $25.6 million to $47.4 million, primarily reflecting the significant increase period-on-period in the Company's installed base of participation units in both North America and Australia. Approximately 71% of current period capital expenditure relates to participation unit placements.

Share issues during the period represent the exercise of employee options and the proceeds from the underwriting of the balance of the 2003 final dividend, partially offset by the on market buyback of 1.4 million shares.

The appreciation of the Australian dollar against the US dollar since 31 December 2003 resulted in a $7.6 million decrease in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2004 of 4 cents per share ($19.1 million) has been declared and will be paid on 23 March 2005 to shareholders on the register at 5:00pm on 9 March 2005. The dividend will be unfranked. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend.

An unfranked interim dividend of 4 cents per share ($19.1 million) was paid on 22 September 2004 in respect of the six months ended 30 June 2004. The total dividend paid and payable in respect of the 2004 year is 8 cents per share.

A final dividend in respect of the year ended 31 December 2003 of 3 cents per share ($14.1 million) was paid on 24 March 2004. That dividend was franked to 40%.

Details of the Company's franking position and outlook are set out under "Tax" above.

Banking facilities

The Company had available banking facilities of $107.0 million at year-end ($137.6 million at 31 December 2003). The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $286.0 million at year-end, these facilities are adequate to meet the ongoing requirements of the business.

Debt ratios

The Company's interest and debt coverage ratios remain very strong:

	31 December 2004	**31 December 2003***
Debt/EBITDA	0.5 X	1.2X
Net Debt/EBITDA	(0.4) X	0.5X
EBITDA/Interest Expense	26.7 X	6.8X
Debt/Equity	44.5 %	79.7%
Net Debt/Equity	(32.0) %	32.1%

* EBITDA and Interest Expense are based on preceding 12 months results pre one-off adjustments

For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's reviewed the Company's credit rating during the year, resulting in its credit rating being increased from BB- to BB. The Company remains disappointed at this rating given its strong cash flow generation, very conservative interest and debt coverage ratios and when compared with ratings of its international peers.

Foreign Exchange

The Company applied exchange rates prevailing at the year end in translating the overseas balance sheets of controlled entities at 31 December. Generally, the Company translated profits earned offshore at the month end rate for each month.

Given the extent of international revenues and costs, the Company's exposure to foreign currency is substantial and complex. The two types of foreign exchange exposure to which the Company is exposed are analysed further below:

- Transactional exposures

The predominant foreign exchange transactional exposure results from USD revenue and cost transactions arising in virtually every entity across the business. The current mix of the Company's USD revenue and costs provide a partial hedge over time against adverse movements in the AUD/USD exchange rate. However, timing differences in the realisation of the underlying transactions through the profit and loss may result in short-term impacts on profitability. In additional, specific hedges are taken against specific exposures where practicable. The degree to which these natural hedges operate effectively will vary as the mix of the Company's business and underlying input costs change. Based on the current mix of business, in overall terms, before timing differences, a USD 1 cent movement in the USD/AUD exchange rate results in an estimated $0.2 million impact on Profit after Tax.

In Japan, the Company's revenue and costs are predominantly Yen based. Local profitability is not, therefore, significantly impacted by changes in foreign exchange rates.

- Translational exposures

Despite the existence of natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Given the current mix of the Company's business, the major exposures to translational foreign exchange result from the Company's USD and Yen profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.0 million translational impact on the Company's reported profit after tax, while a 1 Yen change in the Yen/AUD exchange rate has a corresponding $0.6 million impact. These impacts will vary as the magnitude of overseas profits change.

Foreign exchange rates compared with prior year for key currencies are shown below:

AUD:	2004 Year end	2003 Year end	2004 Average*	2003 Average*
USD	0.7818	0.7529	0.7422	0.6611
JPY	80.86	81.60	80.31	77.01
NZD	1.1012	1.1589	1.1200	1.1307

** Average of monthly exchange rates only. No weighting applied.*

Accounting and Reporting Developments

The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest practical opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting it.

The Company has been evaluating the impact and planning for the implementation of the introduction of International Financial Reporting Standards (IFRS), which will first impact the Company's reported results from 1 January 2005. Details of this plan and an initial assessment of the likely impacts of IFRS are set out in Note 30 of the Financial Statements.

Business Segment Review

Australia

	2004 $Million	2003# $Million	Variance $Million	Variance %
Segment Revenue* †	290.3	302.4	(12.1)	(4.0)%
Segment Contribution Profit	98.1	84.3	13.8	16.4%
Segment Margin	33.8%	27.9%	-	5.9pts

* Refer to Note [3] in Financial Statements
† Australian segment revenue excludes inter-segment revenue
# The profit figure shown for 2003 is a normalised figure pre one-off adjustments. For further information on one-off adjustments in the prior year, refer to the Financial Report in the 2003 Annual Report

Segment contribution profit increased by 16.4% to $98.1 million despite revenue declining by 4.0% to $290.3 million. The fall in revenue arose as a result of the continuing difficult regulatory and legislative environment. Segment contribution profit increased because of a strong improvement in gross margin resulting from the greater proportion of premium products sold and the focus on cost management and efficiencies.

In New South Wales, the largest Australian gaming market, *50 Lions*™, *Red Baron* ™, *Wild Goose*™, *Dream Catcher*™ and *Silk Road*™ were among the strongest performers. *Zorro*™6, the Company's first double jackpot stand alone progressive product, was launched in March and quickly established itself as the outstanding stand-alone performer of the year. *Player's Choice*™, the Company's first multi-game, multi-denomination product, was launched in May and also quickly became a high performing game. *Players' Choice*™ offers players a choice of four of the Company's most popular games. The four game package first offered was *Queen of the Nile 2*™, *Indian Dreaming 2*™, *50 Lions*™ and *Pyramid Power*™.

Another major success during the year was a joint venture with Maxgaming (TAB Limited, now owned by Unitab Limited) which permitted the Company to place product in New South Wales venues. The first product launched under this model was the innovative soccer themed interactive stand-alone game *Golden Goals*™.

The lead up to the club and hotel gaming tax increases which became effective from 1 September 2004 impacted significantly on demand for gaming products. This impact is expected to become more significant as the tax rates progressively increase over the next six years.

In Victoria, *Hyperlink*™ products performed strongly on the Tabcorp network and *Zorro*™8 was approved and rolled out in November.

The Queensland market showed signs of improvement during the second half of the year although delays in game approvals impacted on the Company's overall result. The long

awaited approval of *Money Train II*™ in November permitted the late roll-out of this product which had a significant impact on the financial result.

In South Australia, the market was affected by the Government's proposal to remove 3,000 gaming machines (20% of the total number of gaming machines in the state). The proposal was debated for most of the year with legislation being passed in November. Operators were understandably reluctant to purchase product in the uncertain environment prevailing in the state.

The Australian market is mature and likely to be subject to ongoing regulatory changes. The Company continues to work on initiatives to enhance market share and reduce operating costs.

The Americas

North America

	2004 $Million	**2003# $Million**	**Variance $Million**	**Variance %**
Segment Revenue*	368.4	241.4	127.0	52.6%
Segment Contribution Profit	105.6	8.2	97.4	1,187.8%
Segment Margin	28.7%	3.4%	-	25.3pts

* Refer to Note [3] in Financial Statements
# The profit figure shown for 2003 is a normalised figure pre one-off adjustments. For further information on one-off adjustments in the prior year, refer to the Financial Report in the 2003 Annual Report

The North American business reported a record result. Revenue improved by 52.6% from $241.4 million to $368.4 million. On a local currency basis, this improvement was even greater with revenues increasing by 69.8%, year on year. Segment contribution profit improved by $97.4 million reflecting improvements in operational performance in all major product lines (as discussed below) and leverage of the business's fixed cost base.

The principal driver of this result was the growth in the recurring revenue (participation) installed base which increased from 2,755 at the end of 2003 to 5,294. This significant expansion resulted in a 251.2% increase in recurring revenue, year-on-year. The improved recurring revenue result was driven by the exceptional win-per-unit performance of the *Hyperlink*™ progressive portfolio, which includes *Cash Express*™, *Jackpot Carnival*™ and *MillioniSer*™.

Revenue from game and platform sales improved by 43.1% compared to the prior year. Unit sales increased by 35.8% over last year primarily due to further regulatory approvals of *MKVI*™ video slots during the year and accelerating demand for the Company's games. Following approval from the Mississippi Gaming Commission of the *MKVI*™ slot platform in 2004, the Company was in a position to place its product in all major U.S. gaming jurisdictions.

One of the key factors that influenced the improvement in game sales during the year was the continuing shift in player preferences towards low-denomination games. Over seventy percent of the North American games portfolio is made up of one cent ("penny"), two-cent, and five-cent denominations.

During 2004, a new line of *stepper* games was launched. By year end, the Company had obtained initial regulatory approvals from the Nevada Gaming Commission and Gaming Laboratories International Inc jurisdictions although further approvals are still outstanding. Steppers comprise approximately forty five percent of the U.S. installed base and remain particularly popular in the Nevada, Mississippi and Atlantic City tourist markets. It is too early at this stage to determine the likely success of the Company's stepper products.

The sales performance during the second half was enhanced by the results of the Global Gaming Expo (G2E), the largest gaming trade show in North America which took place in October. At the show, the Company launched a number of new video game concepts among the 152 game titles displayed in total. The new concepts included North America's first 50-line games, the *Zorro*™, multi-site progressive, *Super Reel Power*™, and the *Pelé Legendary Goals Hyperlink*™.

Systems revenue increased by 49.0% compared to the prior year with progress being made in positioning the systems business as a key player in 2005 and beyond. During the year the Company received approval from the Nevada Gaming Commission for the *PersonalBanker*™ cashless promotional credit module of its *OASIS*™ Casino Management System. This much-anticipated product allows players to redeem promotional credits at the gaming machine rather than waiting in line at the slot club window. The Company also released new user applications for its system based on *Microsoft®.NET®* development framework. The new applications provide a more visually appealing and interactive user interface and have been well-received by customers. During the year the Company signed a number of new systems contracts with venues including the Silverton Hotel Casino, Norwegian Cruise Lines, and the Golden Nugget casino-hotels in Las Vegas and Laughlin, Nevada.

Major developments during the second half included gaming reforms in Pennsylvania, California and Florida. In July, the Pennsylvania legislature approved a measure allowing the installation of up to 61,000 gaming machines at seven racetracks and five other locations. The state is currently establishing its gaming infrastructure and orders are not expected until 2006. California Governor Arnold Schwarzenegger signed new compacts with five large Native American tribes, allowing them to increase the number of slot machines at their casinos. In November, Florida voters passed a constitutional amendment to allow voters in two counties to hold a future referendum on whether slot machines can be introduced.

The outlook for the North American business remains strong with the Company confident of continued momentum in the growth of its participation unit base and increased *MKVI*™ platform sales. The systems business is expected to remain relatively flat.

South America

	2004 $Million	**2003# $Million**	**Variance $Million**	**Variance %**
Segment Revenue*	20.4	5.5	14.9	270.9%
Segment Contribution Profit / (Loss)	13.5	(7.6)	21.1	n/c
Segment Margin	66.2%	(138.2)%	-	n/c

* Refer to Note [3] in Financial Statements
# The revenue and profit figure shown for 2003 is a normalised figure pre one-off adjustments. For further information on one-off adjustments in the prior year, refer to the Financial Report in the 2003 Annual Report

Segment contribution profit improved from a loss of $7.6 million in 2003 (resulting from the reversal of previously recorded revenue) to $13.5 million reflecting the successful restructuring of the business and a change in strategic direction to a low-risk distribution model.

Current year revenue includes the recognition of revenue on legacy contracts as cash was collected which contributed $8.0 million to both Segment Revenue and Segment Contribution Profit.

Towards the end of 2004, payments on one of the major legacy contracts in South America ceased and the Company has initiated legal proceedings to recover amounts due, including the enforcement of guarantees provided. All amounts owing under this contract have previously been deferred. The future recognition of the remaining revenue and profits from this contract is dependent on the successful enforcement of the Company's contractual rights.

For new business, the Company continues to operate a low risk model in the region with stringent trading terms and conditions and risk-determined customer, country and regional financial exposure limits. This business (after adjusting for the legacy contract collections referred to above) generated revenue of $12.4 million and segment contribution profit of $5.5 million.

During the year, a sales and service office in Buenos Aires, Argentina was established to serve as the regional point-of-contact. For the first time, games were introduced into Panama and Paraguay and Aristocrat products can now be found in six South American countries.

The South American business is expected to make a modest contribution to results going forward.

Japan

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue*	336.8	360.7	(23.9)	(6.6)%
Segment Contribution Profit	78.2	87.7	(9.5)	(10.8)%
Segment Margin	23.2%	24.3%	-	(1.1)pts

* Refer to Note [3] in Financial Statements

Revenue decreased by 6.6% to $336.8 million and segment contribution profit decreased by 10.8%. 42,235 games were sold during the second half taking the total games sold during the year to 85,387, another record result for the Company reflecting the popularity of games released during the year. The two products released in 2004 were *Daruma-neko*™, which was released in April 2004 and *Kyojin-no-hoshi2*™ which was released in August 2004. *Kyojin-no-hoshi 2*™ was a follow up to the successful *Kyojin-no-hoshi*™ game released in 2003.

Margin declined during the year from 24.3% to 23.2% principally as result of higher trade-in allowances and the provisioning of surplus inventory.

New regulations ("Regulation 5") became effective on 1 July 2004 and the impact of these regulations remains uncertain. The January 2005 Pachislo-Pachinko Expo was cancelled as there were no approved Regulation 5 games at year end. The new regulations may reduce the appeal of pachislo games generally (compared to pachinko games). The Company will submit a number of Regulation 5 games for approval to the Security Electronics and Communications Technology Association during the first half of 2005.

A significant event during the year was the first Japan Casino Association Summit which took place in September. The Summit was attended by over 600 delegates. The Company attended and displayed, for the first time, casino style machines in Japan. A Bill has been drafted which will need to go through both the upper and lower houses of the Japanese Parliament before casino operations are permitted in Japan. If the proposal is approved, it is not expected that sales will be made until 2007.

As a result of the uncertainty surrounding Regulation 5, it is difficult to predict the extent to which the success of the past few years will be repeated in 2005. However, the Company has a library of "old" Regulation 4 games and is actively working on a number of initiatives to mitigate any adverse impact of this regulatory change in addition to improving the predictability of future results.

New Zealand

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue*	28.8	40.2	(11.4)	(28.4)%
Segment Contribution Profit	11.1	14.9	(3.8)	(25.5)%
Segment Margin	38.5%	37.1%	-	1.4pts

* Refer to Note [3] in Financial Statements

Revenue fell by 28.4% to $28.8 million. Segment contribution profit fell by 25.5% compared to 2003. The market has reacted adversely to the new legislative and regulatory environment and unit sales declined significantly year-on-year. The Gambling Act 2003 and the regulatory interventions following the passing of that legislation have had a significant impact on the New Zealand market with note acceptors limited to accepting notes to a maximum value of NZ$20, new gaming sites limited to 9 machines (down from 18) and Territorial Local Authorities empowered to "veto" both increases in numbers of machines at venues and changes within venues. In addition, new requirements for hotels, clubs and casinos to be smoke free took effect in December.

Margin improved from 37.1% to 38.5% due to improved product mix and a focus on cost control and operating efficiencies.

Despite these challenges, the New Zealand business successfully marketed its *MKVI*™ conversion package and launched the first "Ticket-out Ticket-in" solution to be offered in Australasia at Sky City, Auckland.

It is expected that the difficult regulatory and operating environment will continue through 2005.

Other International

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue*	96.9	65.7	31.2	47.5%
Segment Contribution Profit	21.6	17.6	4.0	22.7%
Segment Margin	22.3%	26.8%	-	(4.5)pts

* Refer to Note [3] in Financial Statements

Revenue from other international markets was up 47.5% on the prior year while margin fell as a result of the change in sales mix. Strong performances were recorded in the Asia-Pacific Region and in Europe.

Asia Pacific

The Company was particularly successful in Macau where the first purpose designed foreign casino, the Sands Macau, opened with 517 machines in May. Although the Company only secured 24% of the original installed base, the popularity of its products has led to the Sands placing two further orders taking the Company's share of the installed base at the Sands to 47%. Some twenty new casinos are to be built in Macau to cater for tourism from mainland China.

Macau is the first of a number of areas in the region likely to endorse casino style gaming machines over the next few years. Singapore is considering a casino and Thailand is also thought likely to emerge as a major market in 2005/6.

Europe

Sales in Russia, Holland and France drove an excellent result. The UK market appears likely to open up in 2007 with the Government announcing in November, 2004 that eight regional casinos would be permitted. The scale of the UK market is however likely to be substantially smaller that had been anticipated when the legislation was initially discussed.

South Africa

Sales in South Africa were up 38.1% over prior year. In 2004 the Limited Payout Machine (LPM) market opened in Western Cape. The Eastern Cape LPM market is expected to open in early 2005 with the KwaZulu Natal LPM market opening later in the year.

Future Growth

In overall terms, the Company is well placed to further grow its other international businesses, with strong growth particularly expected from the Asia-Pacific region.


ARISTOCRAT

Aristocrat Leisure Limited

Results for the Year Ended 31 December 2004

Chief Executive Officer
& Managing Director
Paul Oneile

Chief Financial Officer
Simon Kelly


ARISTOCRAT

Agenda

Introduction

Review of Financials

Review of Operations

- Australia
- North America
- Japan
- Other Markets

Business Objectives

Growth Framework

Outlook


ARISTOCRAT

Summary of Results*

- Total Revenue $1,148.9 million – up 12.5%
- Profit After Tax $174.7 million – up $120.7 million
- Strong international growth – 70% of segment profit
- Operating cash flow $250.0 million – up $45.6 million
- Final dividend – 4 cents per share, unfranked – up 33%
- Capital management – proposed $100 million capital return

*2003 results are pre-one off adjustments

ARISTOCRAT

Review of Financials

Profit & Loss

	2004 $m	2003* $m	Variance %
Total Revenue	1,148.9	1,021.3	12.5%
Gross Profit	558.2	438.6	27.3%
GP%	*48.6%*	*42.9%*	*5.7 Points*
Expenses	300.0	364.8	-17.8%
EBIT	274.8	103.5	165.5%
Profit Before Tax	270.4	87.7	208.3%
Income Tax Expense	95.7	33.7	184.0%
Profit After Tax	174.7	54.0	223.5%

* 2003 results are pre one-off adjustments

Actual vs Guidance PAT

	$m	
Guidance ($150–170m)	**160.0**	Mid point
Additional Japanese Sales	9.4	+13,900 units
	169.4	
North America	5.0	Participation/Unit sales
Europe/South America	(2.0)	Russia/Legacy contracts
Other Regions	2.3	
Actual Reported Result	**174.7**	


ARISTOCRAT

2003* vs 2004 EBIT

EBIT A$m

FY 2003 EBIT*	$103.5m
Volume	+$45.9m
Price/Mix	+$56.0m
Cost of Sales	+$25.6m
Other Net Margin	+$16.8m
Other Revenue	-$3.6m
R&D	+$2.1m
Agent Commissions	+$6.2m
Selling, Marketing & Distribution	+$12.3m
General / Administration	+$12.3m
Amortisation	+$8.8m
Translational FX	-$11.1m
FY 2004 EBIT	$274.8m

300
280
260
240
220
200
180
160
140
120
100
80

* 2003 results are pre one-off adjustments


ARISTOCRAT

Segment Revenue* Split


2003 Segment Revenue by region
Other
11%
Australia
30%
$1,016
million
North
America
23%


2004 Segment Revenue by region
Other
13%
Australia
25%
$1,142
million
North
America
32%

* Revenue excluding interest

* 2003 results are pre one-off adjustments

Segment Contribution Profit* Split


2003 Segment Contribution
Profit by region
Other
12%
Australia
41%
$205.1
million
Nth
America
4%


2004 Segment Contribution
Profit by region
Other
14%
Australia
30%
$328.1
million
Nth
America
32%

* Excludes unallocated expenses, interest and tax

* 2003 results are pre one-off adjustments

Foreign Exchange Sensitivity

Transactional Exposure*

- Predominantly on USD revenue and cost transactions
- Partially hedged, but timing impact
- USD 1 cent change impacts PAT by c$0.2m

Translational Exposure*

- Accounting in nature
- USD 1 cent change impacts PAT by c$1.0m
- 1 Yen change impacts PAT by c$0.6m

* Indicative only. Impacts will vary as business mix changes

Management Cash Flow

	2004 $m	2003 $m
Net Debt - opening balance	**(70.2)**	**(292.1)**
EBIT pre one-off adjustments	274.8	103.5
Depreciation and amortisation pre one-off adjustments	39.8	39.9
EBITDA pre one-off adjustments	**314.6**	**143.4**
Net loss on sale of non-current assets	0.7	0.7
Net foreign exchange differences	(0.5)	20.1
Net interest paid	(2.6)	(15.5)
Net tax (paid)/refunded	(52.3)	6.1
Cash impact of one-off adjustments	-	(4.7)
Change in operating assets and liabilities	(9.9)	54.3
Net cash inflow from operating activities	**250.0**	**204.4**
Net cash outflow from investing activities	(47.4)	(21.8)
Share issues	9.2	9.3
Dividends paid	(29.6)	(33.1)
Movement in net debt	**182.2**	**158.8**
Effects of exchange rate changes on net debt	7.6	63.1
Net debt - closing balance	**119.6**	**(70.2)**


ARISTOCRAT

Working Capital

Net Working Capital - % of Last 12 Month's Revenue

- % of Last 12 Month's Revenue

45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%

Jun 01 | Dec 01 | Jun 02 | Dec 02 | Jun 03 | Dec 03 | Jun 04 | Dec 04



Capital Management

Strong Ongoing Financial Capacity/Flexibility

- Substantial cash on hand
- Strong cash flows
- $107 million facilities
- Convertible bonds called
- Expectation of solid future cash flow

Objectives

- Maintain conservative funding structure
- Strategic and operational flexibility
- Pro-active approach



Capital Management

2004 Final Dividend

- 4 cents per share, unfranked

- DRP does not operate

- Expect return to some level of franking for 2005 interim dividend

Capital Return

- $100 million

- Subject to ATO and Shareholder approval

On-market Share Buyback

- $10.7 million of $100 million program completed to date

- Program to continue

Key Financials and Ratios

	2004 $m	2003* $m
EBITDA	314.6	143.4
EBIT	274.8	103.5
Working Capital/Revenue (%)	9.3%	10.9%
Operating Cash Flow	250.0	204.4
Operating Cash Flow/Revenue (%)	21.8%	20.0%
Net Cash/(Debt)	119.6	-70.2
Debt/EBITDA	0.5X	1.2X
EBITDA/Interest Expense	26.7X	6.8X
Return on Equity	46.7%	24.7%
Earnings per Share (cents)	36.8	11.7

* 2003 results are pre one-off adjustments



Segment Review

Australia

	2004 $m	2003* $m	Variance %
Segment Revenue	290.3	302.4	(4.0)%
Segment Contribution Profit	98.1	84.3	16.4%
Segment Margin	33.8%	27.9%	5.9Pts

- Operating environment remains difficult
- Replacement cycle at historic lows
- Margin improvement reflects improved product mix and cost initiatives
- Unit sales down 22%
- Market share maintained at 66%
- Success of new products – Zorro, Golden Goals, Players' Choice
- Focus on business and cost efficiencies

* 2003 results are pre one-off adjustments


ARISTOCRAT

Initiatives and Outlook - Australia

STRATEGIES

- Premium product focus
- Recurring revenue
- Ongoing business efficiency and cost reduction

OUTLOOK

- Stable revenue with improving margins


ARISTOCRAT

North America

	2004 $m	2003* $m	Variance %
Segment Revenue	368.4	241.4	52.6%
Segment Contribution Profit	105.6	8.2	1,187.8%
Segment Margin	28.7%	3.4%	25.3Pts

- Unit sales increased 35.8% to 12,312
- Recurring revenue units increased to 5,294 (up 92.2%) at US$53/day (up US$19/day)
- Total participation recurring revenue up 251.2% to $104.1million
- Significant improvement in game approvals in key States
- Strong rebound in systems business – revenue up 49.0% to $36.5m
- Margin improvement reflects revenue mix and leverage of fixed costs

* 2003 results are pre one-off adjustments

Initiatives and Outlook – North America

KEY STRATEGIES

- Continue to capitalise on product performance and overall momentum
- Participation revenue focus
- Enhance product range – Multi Site Progressive, stepper
- Content licencing
- Key account focus

OUTLOOK

- Continuing growth in participation revenue – installed base and $/day
- Growth in unit sales
- Systems business relatively flat


ARISTOCRAT

Japan

	2004 $m	2003 $m	Variance %
Segment Revenue	336.8	360.7	(6.6)%
Segment Contribution Profit	78.2	87.7	(10.8)%
Segment Margin	23.2%	24.3%	(1.1)Pts

- 85,387 games sold
- Success of Daruma-Neko and Kyojin-no-hoshi 2 games
- Higher trade-ins and inventory provisioning impacted margin
- Strong relationship with Sammy

Initiatives and Outlook - Japan

KEY STRATEGIES

- Optimisation of old Regulation 4 games
- Development and approval of Regulation 5 compliant games
- Maintain Sammy relationship
- Revenue diversification and reduction in trading volatility
- Positioning for casino trial

OUTLOOK

- Short term dependent on success of new game launches
- Medium term impact of Regulation 5 still uncertain

Other Markets

	2004 $m	2003* $m	Variance %
Segment Revenue	146.1	111.4	31.1%
Segment Contribution Profit	46.2	24.9	85.5%
Segment Margin	31.6%	22.4%	9.2 Pts

- Russia and Macau drove strong revenue growth
- New Zealand impacted adversely by new legislation and regulations
- South Africa recorded growth in a flat market
- South America benefited from cash recovery on legacy contacts

* 2003 results are pre one-off adjustments

ARISTOCRAT

Initiatives and Outlook – Other Markets

KEY STRATEGIES

- Focus on emerging opportunities:
  - Macau
  - Singapore, Thailand
  - Russia
  - UK
- Low risk distributor model in emerging markets

OUTLOOK

- Well positioned to leverage 2004 performance in key emerging markets
- South American legacy contract dispute will impact short term earnings

Business Objectives

- Enhance market leadership position in Australia and NZ
- Capitalise on product performance/momentum in North America
- Build on success in Japan
- Continue to focus on new markets – Asia, Russia, UK
- Focus on R&D and product development
- Financial control, risk management and corporate governance
- Business and cost efficiencies
- Cultural change

Growth Framework

- Global gaming growth potential
- Leverage core competencies
- Focus on organic opportunities
- Lower risk model
- Targeted M&A principles

Outlook

Key Factors

- Changing regulatory environment
- Japanese volatility
- North American momentum

Overall

- Further profit growth in the current year

Summary

- Revenue up 12.5% to $1.15 billion
- Profit after tax of $174.7 million
- Strong operating cash flow – 21.8% of revenue
- Cash exceeds debt
- Final dividend of 4 cents per share
- Capital return of $100 million (subject to approvals)
- Continuation of on-market buyback program
- Shareholder value emphasis



Aristocrat Leisure Limited

Thank You.

Questions?


ARISTOCRAT

Appendix - Segment Summary

	2004 $m	2003* $m
SEGMENT CONTRIBUTION PROFIT		
Australia	98.1	84.3
North America	105.6	8.2
South America	13.5	(7.6)
Japan	78.2	87.7
New Zealand	11.1	14.9
Other	21.6	17.6
Total Trading Segment Profit	**328.1**	**205.1**
R&D expense	(59.0)	(63.4)
Amortisation - intangibles	(5.0)	(12.2)
Foreign exchange	0.6	(2.2)
Corporate (including manufacturing recoveries and Other)	10.1	(23.8)
Unallocated Costs	**(53.3)**	**(101.6)**
GROUP SEGMENT CONTRIBUTION PROFIT	**274.8**	**103.5**

* 2003 results are pre one-off adjustments

Appendix - Balance Sheet Summary

	Dec-04 $m	Dec-03 $m
Working Capital	107.0	110.8
Other Current/Non-Current Assets	72.4	61.6
Property, Plant and Equipment	120.8	109.5
Intangibles	64.4	70.6
Other Current/Non-Current Liabilities	(117.1)	(99.5)
Net Tax Balances	7.1	35.9
Funds Employed	**254.6**	**288.9**
Net Debt	119.6	(70.2)
Shareholders' Funds	**374.2**	**218.7**

ARISTOCRAT

Appendix - Receivables

Receivables - % of Last 12 Months Revenue

% of LTM Revenue

40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%

Jun 01 | Dec 01 | Jun 02 | Dec 02 | Jun 03 | Dec 03 | Jun 04 | Dec 04



Appendix - Inventories



Inventories - $ of Last 12 Months Revenue
% of LTM Revenue
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04

GOOD MORNING LADIES AND GENTLEMEN.

THANK YOU FOR JOINING US TODAY.

MY NAME IS PAUL ONEILE. I AM THE CHIEF EXECUTIVE OFFICER OF ARISTOCRAT AND I WOULD LIKE TO FORMALLY WELCOME YOU TO OUR 2004 FULL YEAR RESULTS PRESENTATION.

WITH ME IS SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER.

LAST YEAR, WE PRESENTED RESULTS WHICH, AT THE TIME I DESCRIBED AS DISAPPOINTING. HOWEVER, ALSO AT THE TIME I MENTIONED THAT THOSE RESULTS DID NOT REFLECT THE UNDERLYING STRENGTH OF THE COMPANY.

TODAY'S RESULTS DEMONSTRATE JUST HOW STRONG ARISTOCRAT'S BUSINESS REALLY IS.

I AM CONFIDENT OF THE COMPANY'S LONG TERM ABILITY TO GROW REVENUE, PROFITS AND SHAREHOLDER VALUE THROUGH INNOVATION AND SOUND MANAGEMENT.

WE ARE INVESTING SUBSTANTIAL AMOUNTS IN RESEARCH & DEVELOPMENT TO ENSURE THAT WE STAY AT THE FOREFRONT OF GAME DESIGN AND PRODUCT DEVELOPMENT. I AM SURE THAT INNOVATION IS THE KEY TO OUR BUSINESS SUCCESS AND WILL CONTINUE TO DRIVE OUR GROWTH IN THE YEARS AHEAD.

WE ALSO WANT TO ENSURE THAT SHAREHOLDERS DIRECTLY BENEFIT FROM THAT GROWTH.

ALMOST ALL OF OUR BUSINESSES MET OR EXCEEDED EXPECTATIONS.

BROAD-BASED DEMAND FOR OUR PRODUCTS HAS CONTINUED TO FUEL INTERNATIONAL GROWTH, REINFORCING OUR POSITION AS ONE OF THE WORLD'S LEADING PROVIDERS OF GAMING SOLUTIONS AND ENABLED US TO MAINTAIN OUR POSITION AS MARKET LEADER IN AUSTRALIA.

OUR CONTINUING FOCUS ON COST EFFICIENCY HELPED DELIVER HIGHER OVERALL OPERATING MARGINS.

BEFORE I TURN TO THE AGENDA FOR TODAY I WOULD LIKE TO ASK THAT YOU KEEP ALL QUESTIONS UNTIL THE END OF THE PRESENTATIONS.

AFTER MY OPENING REMARKS, SIMON WILL PRESENT THE KEY FINANCIAL RESULTS.

I WILL THEN TAKE YOU THROUGH THE RESULTS FOR OUR PRINCIPLE GEOGRAPHIC SEGMENTS.

FINALLY, I WILL GIVE YOU AN OVERVIEW OF OUR CURRENT PRIORITIES AND HOW I SEE THE FUTURE DIRECTION OF ARISTOCRAT.

TURNING NOW TO A SUMMARY OF OUR FINANCIAL PERFORMANCE FOR 2004.

REVENUE OF $1.15 BILLION REPRESENTED AN INCREASE OF 12.5% ON THE PREVIOUS YEAR.

ALTHOUGH THERE WAS A DECLINE IN REVENUES IN AUSTRALIA, JAPAN AND NEW ZEALAND, THIS WAS MORE THAN MADE UP FROM THE AMERICAS AND OTHER INTERNATIONAL MARKETS.

OUR NET PROFIT AFTER TAX WAS $174.7 MILLION.

CLEARLY THIS REPRESENTS A SIGNIFICANT TURNAROUND ON THE REPORTED LOSS OF $106 MILLION IN 2003. IT ALSO REPRESENTS A THREE-FOLD INCREASE ON LAST YEAR'S NORMALISED PROFIT OF $54 MILLION.

WE SIGNIFICANTLY GREW OUR INTERNATIONAL BUSINESS DURING THE YEAR, WHICH NOW ACCOUNTS FOR 70% OF SEGMENT PROFIT COMPARED WITH 59% IN THE PREVIOUS YEAR.

OPERATING CASH FLOW INCREASED TO $250 MILLION, UP FROM $204 MILLION IN 2003.

TODAY THE BOARD ANNOUNCED A FINAL UNFRANKED DIVIDEND OF 4 CENTS PER SHARE – WHICH TAKES THE TOTAL DIVIDEND FOR 2004 TO 8 CENTS.

THE BOARD ALSO ANNOUNCED A CAPITAL RETURN TO SHAREHOLDERS OF 21 CENTS PER SHARE SUBJECT TO THE RECEIPT OF THE NECESSARY APPROVALS. THIS AMOUNTS TO A TOTAL RETURN TO SHAREHOLDERS OF JUST OVER $100 MILLION.

I WILL NOW HAND OVER TO SIMON TO TAKE YOU THROUGH THE DETAILED FINANCIAL RESULTS.

THANK YOU PAUL...AND GOOD MORNING

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF ARISTOCRAT'S FINANCIAL RESULTS AND POSITION AS AT 31 DECEMBER 2004.

PLEASE NOTE THAT THROUGHOUT MY PRESENTATION, REFERENCES TO 2003 RESULTS ARE PRE THE ONE-OFF ADJUSTMENTS WE ANNOUNCED LAST YEAR, DETAILS OF WHICH ARE SET OUT IN THE 2003 ANNUAL REPORT.

FIRSTLY, TURNING TO THE PROFIT AND LOSS ACCOUNT

TOTAL REVENUE INCREASED BY 12.5% TO A RECORD $1.15 BILLION.

THE GENERALLY STRONGER AUSTRALIAN DOLLAR, PARTICULARLY AGAINST THE US DOLLAR COMPARED WITH 2003 REDUCED THE REPORTED VALUE OF REVENUE.

HAD EXCHANGE RATES REMAINED AT 2003 LEVELS, REVENUE WOULD HAVE BEEN APPROXIMATELY $48 MILLION HIGHER THAN REPORTED. TAKING THIS INTO ACCOUNT, REAL REVENUE GROWTH PERIOD ON PERIOD WAS 17.2%.

GROSS PROFIT IMPROVED BY 5.7 POINTS TO 48.6%. IN THE LAST THREE HALVES, GROSS PROFIT HAS IMPROVED FROM 44 TO 46 TO 51 PER CENT.

EXPENSES WERE DOWN 17.8%, PARTLY AS A RESULT OF FOREIGN EXCHANGE AND LOWER JAPANESE AGENTS' COMMISSIONS, BUT ALSO REFLECTING COST AND OPERATIONAL EFFICIENCY INITIATIVES.

EBIT AT $274.8 MILLION IS A $171 MILLION IMPROVEMENT ON THE PRIOR YEAR AND REPRESENTS 23.9% OF REVENUE.

THIS IMPROVEMENT IN EBIT, COMBINED WITH A REDUCTION IN INTEREST EXPENSE ON LOWER NET BORROWINGS, HELPED PUSH PAT TO A $120 MILLION IMPROVEMENT.

THE EFFECTIVE TAX RATE OF 35.4% IS HIGHER THAN THE AUSTRALIAN RATE OF 30%, BUT LOWER THAN THE 2003 RATE OF 38.4%.

THE EFFECTIVE RATE IN THE CURRENT PERIOD WAS HOWEVER NEGATIVELY IMPACTED BY A $5.5 MILLION CHARGE DUE TO ADJUSTMENTS OF PRIOR YEAR TAX RETURNS RAISED BY AN OVERSEAS TAXATION AUTHORITY. THE MAJORITY OF THIS ADJUSTMENT WAS BOOKED AND FLAGGED IN OUR FIRST HALF RESULTS.

EXCLUDING THE IMPACT OF THIS ADJUSTMENT, THE EFFECTIVE RATE WAS 33.4%. I WOULD HOWEVER EXPECT THE AVERAGE RATE

OVER TIME TO BE HIGHER THAN THIS, AS THERE WAS NO OVERSEAS DIVIDEND WITHHOLDING TAX LEAKAGE IN THE YEAR.

THE PROFIT AFTER TAX OF $174.7 MILLION REPRESENTS OVER DOUBLE THE PREVIOUS RECORD PROFIT RECORDED IN 2001.

AT THIS POINT, I WOULD LIKE TO HIGHLIGHT TWO POTENTIALLY NON-RECURRING ITEMS WHICH DID IMPACT THE RESULTS FOR THE YEAR, ALTHOUGH IN NET TERMS THEIR IMPACT WAS INSIGNIFICANT.

FIRSTLY, THE $5.5 MILLION TAX ADJUSTMENT WHICH I HAVE JUST REFERRED TO.

SECONDLY, I FLAGGED AT THE HALF YEAR THAT WE HAD COMMENCED BOOKING REVENUE AND PROFIT AS WE REALISED CASH ON THE SETTLEMENT OF LEGACY SOUTH AMERICAN CONTRACTS. THE FULL YEAR RESULT INCLUDES PROFIT AFTER TAX OF $5.2 MILLION RELATING TO SUCH COLLECTIONS.

TOWARDS THE END OF 2004, PAYMENTS ON THE PRIMARY CONTRACT, WHICH GENERATED THIS INCOME, CEASED AND THE COMPANY HAS INITIATED LEGAL PROCEEDINGS TO RECOVER THE REMAINING AMOUNTS DUE. ALL AMOUNTS OWING UNDER THIS CONTRACT HAVE PREVIOUSLY BEEN DEFERRED AND THE FUTURE RECOGNITION OF OUTSTANDING AMOUNTS IS DEPENDENT ON THE SUCCESSFUL ENFORCEMENT OF THE COMPANY'S CONTRACTUAL RIGHTS.

I CAN CONFIRM THAT THERE WERE NO OTHER NET SIGNIFICANT POTENTIALLY NON-RECURRING ITEMS IN THE 2004 RESULTS.

BEFORE I MOVE ON TO EXPLAIN THE YEAR-ON-YEAR IMPROVEMENT IN THE RESULT, I WOULD LIKE TO HIGHLIGHT THE FACTORS WHICH DROVE THE RESULT ABOVE THE GUIDANCE RANGE THAT WE ANNOUNCED IN OCTOBER.

I HAVE TAKEN HERE $160 MILLION AS A STARTING POINT, BEING THE MID POINT OF OUR $150 – $170 MILLION GUIDANCE RANGE.

THE BIGGEST SINGLE FACTOR DRIVING THE IMPROVEMENT WAS OUR SALES IN JAPAN. WE ANNOUNCED AT THE TIME OF PROVIDING THE GUIDANCE THAT WE HAD FORECAST SALES OF 25 – 30,000 UNITS OF KYOJIN-NO-HOSHI 2. THE GAME PROVED MORE SUCCESSFUL THAN WE HAD FORECAST WITH SALES IN THE HALF OF OVER 41,000 UNITS. THE PROFIT IMPACT OF THIS INCREMENTAL VOLUME APPROXIMATES $9.4 MILLION.

THE BALANCE OF THE IMPROVEMENT REPRESENTS A NUMBER OF FACTORS:

- BETTER THAN EXPECTED PERFORMANCE OF OUR NORTH AMERICAN OPERATIONS, SPECIFICALLY IN PLATFORM AND GAME SALES, AND HIGHER PARTICIPATION FEES PER DAY

- WE EXPERIENCED A SHORTFALL IN EXPECTATIONS IN EUROPE, SPECIFICALLY IN RUSSIA, AS WE TRANSITION TO NEW DISTRIBUTION ARRANGEMENTS. WHILE IN SOUTH AMERICA COLLECTIONS CEASED ON THE LEGACY CONTRACT I JUST MENTIONED

- PERFORMANCE IN OTHER BUSINESSES WAS GENERALLY AHEAD OF OUR EARLIER EXPECTATIONS

I WOULD NOW LIKE TO MOVE ON TO EXPLAIN IN MORE DETAIL THE IMPROVEMENT IN EBIT PERIOD-ON-PERIOD...

UNFORTUNATELY, YOU MAY FIND SOME OF THE DETAIL IN THIS SLIDE DIFFICULT TO READ, AND YOU MAY WISH TO REFER TO YOUR PACK AS I RUN THROUGH IT.

THIS CHART RECONCILES 2003 EBIT OF $103 MILLION TO THE $274 MILLION REPORTED IN THE CURRENT YEAR.

GIVEN THE INTERNATIONAL DIVERSITY OF THE COMPANY'S OPERATIONS, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

FIRSTLY, YOU WILL NOTE THAT THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT IN RESULTS WERE THE FIRST FOUR COMPONENTS TO THE LEFT, WHICH COLLECTIVELY COMPRISE THE IMPROVEMENT IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $45 MILLION, WITH REVENUES UP $104 MILLION AND COST OF SALES UP $59 MILLION.

OUR JAPANESE VOLUMES WERE BROADLY FLAT YEAR-ON-YEAR AND OUR AUSTRALIAN AND NEW ZEALAND VOLUMES DECLINED.

THIS NET VOLUME INCREASE WAS THEREFORE DRIVEN BY VOLUME GROWTH IN OUR NORTH AMERICAN AND OTHER INTERNATIONAL BUSINESSES, WHERE WE EXPERIENCED MARKET SHARE GROWTH.

NORTH AMERICAN RECURRING REVENUE INSTALLATIONS, WHICH INCREASED BY OVER 2,500 UNITS SINCE THE BEGINNING OF THE YEAR, WERE A KEY CONTRIBUTOR.

MOVING ON, PRICE/MIX CONTRIBUTED $56 MILLION. AGAIN, A KEY CONTRIBUTOR TO THIS IMPROVEMENT WAS THE INCREASE IN

NORTH AMERICAN RECURRING REVENUE RETURNS FROM USD34 TO USD53 PER DAY.

EXCLUDING THE IMPACT OF RECURRING REVENUE, THE EFFECTIVE PRICE/MIX INCREASE ON PRODUCT SALES APPROXIMATES 1.3%.

THE COST OF SALES IMPROVEMENT REFLECTS THE FULL YEAR IMPACT OF FACTORS I MENTIONED AT THE HALF YEAR, INCLUDING IMPROVED OVERHEAD RECOVERY ON HIGHER VOLUMES, TOGETHER WITH REAL COST REDUCTIONS, PARTICULARLY IN MANUFACTURING, BUT ALSO IN THE AREAS OF WARRANTY, DISTRIBUTION AND INSTALLATION.

LOWER MATERIAL COSTS, AS A RESULT OF THE GENERALLY STRONGER AUSTRALIAN DOLLAR, ALSO FALL HERE.

INVENTORY PROVISIONING COSTS DID HOWEVER NEGATIVELY IMPACT ON THIS IMPROVEMENT. IN PARTICULAR, WE PROVIDED FOR REMAINING DARUMA NEKO UNIQUE PART INVENTORY HOLDINGS IN JAPAN AT THE HALF YEAR, GIVEN THAT THE GAME WAS APPROACHING THE END OF ITS LIFE CYCLE AND THE HIGHLY COMPETITIVE CHARACTER OF THE MARKET.

OTHER NET MARGIN IMPACTS OF $17 MILLION COMPRISE THE NET IMPACT OF A NUMBER OF COMPONENTS:

THESE INCLUDE:

- REVENUE AND MARGIN BOOKED ON THE LEGACY SOUTH AMERICAN CONTRACTS I MENTIONED EARLIER;

- AN OVERALL INCREASE IN OTHER REVENUE IN JAPAN AND AUSTRALIA; AND

- THE INCREASE IN NORTH AMERICAN SYSTEMS REVENUE.

BUT THESE IMPROVEMENTS WERE OFFSET BY A REDUCTION IN LICENCE FEE REVENUE.

OTHER REVENUE DECLINED AS A RESULT OF THE MOVEMENT IN FX GAINS AND LOWER PROCEEDS ON THE SALE OF PROPERTY, PLANT AND EQUIPMENT.

THE REDUCTION IN R&D COSTS PRIMARILY REFLECT THE INFRASTRUCTURE COST BENEFITS OF THE CENTRALISATION OF OUR US R&D FACILITIES IN LATE 2003. ACTUAL PRODUCTIVE R&D SPEND IN LOCAL CURRENCY TERMS WAS UNCHANGED YEAR-ON-YEAR.

IN PERCENTAGE TERMS, R&D COSTS WERE 5.1% OF REVENUE. THE DECLINE FROM THE 6.2% RECORDED IN 2003 PREDOMINANTLY RESULTS FROM HIGHER REVENUES.

THE DECREASE IN AGENT COMMISSIONS RELATES EXCLUSIVELY TO JAPANESE SALES AND REFLECTS CHANGES IN CHANNEL MIX.

SELLING, MARKETING AND DISTRIBUTION COSTS AND GENERAL AND ADMINISTRATION SPEND DECLINED BY AN OVERALL $24 MILLION REFLECTING COST AND EFFICIENCY INITIATIVES NET OF ADDITIONAL COSTS INCURRED IN AREAS SUCH AS RISK MANAGEMENT AND INTERNAL AUDIT.

LOWER AMORTISATION COSTS RESULTED FROM THE WRITE DOWN OF GOODWILL IN 2003.

FINALLY, AS I MENTIONED EARLIER, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO $11 MILLION.

IN CONCLUSION, YOU CAN SEE THAT THE STRONG EBIT IMPROVEMENT REFLECTS:

- VOLUME GROWTH
- IMPROVED PRICING, AND
- COST EFFICIENCIES ACROSS THE BUSINESS

THIS AND THE NEXT SLIDE DEMONSTRATE HOW THE OVERALL MIX OF OUR REVENUE AND PROFIT CONTRIBUTION HAS CHANGED OVER THE PAST 12 MONTHS.

IN THIS CHART YOU CAN SEE THAT BROADLY THE MIX OF REVENUE HAS REMAINED RELATIVELY STABLE YEAR-ON-YEAR, ALBEIT THAT OVERALL REVENUE HAS GROWN. INTERNATIONAL REVENUE HAS INCREASED FROM 70% TO 75% OF THE OVERALL.

LOOKING AT PROFIT CONTRIBUTION, YOU CAN SEE THAT THERE HAS BEEN A SIGNIFICANT SHIFT YEAR-ON-YEAR.

CONTRIBUTIONS THIS YEAR ARE MUCH MORE CLOSELY ALIGNED WITH REVENUE CONTRIBUTIONS THAN THEY WERE IN 2003.

WHILE JAPAN REMAINS A VERY IMPORTANT AND SIZEABLE CONTRIBUTOR TO THE GROUP, OUR OVERALL RELIANCE ON THIS ONE REGION HAS DIMINISHED CONSIDERABLY.

THE NORTH AMERICAN BUSINESS NOW REPRESENTS THE LARGEST SINGLE CONTRIBUTOR TO GROUP RESULTS.

WE NOW ESSENTIALLY HAVE 3 BUSINESSES WHICH GENERATE 86% OF OUR TRADING PROFITS WITH OTHER REGIONS INCREASING THEIR OVERALL CONTRIBUTION TO 14%.

INTERNATIONAL PROFITS NOW REPRESENT 70% OF TRADING PROFITS, UP FROM 59%.

IN SUMMARY, WE HAVE SEEN A SUBSTANTIAL SHIFT IN THE CONTRIBUTION OF OUR INTERNATIONAL BUSINESSES TO THE OVERALL GROUP. THE MORE BALANCED PORTFOLIO OF OUR GLOBAL OPERATIONS MEANS THAT TODAY WE ARE LESS RELIANT ON ANY ONE MARKET THAN WE HAVE EVER BEEN.

BEFORE I MOVE ON FROM THE P&L, I WOULD LIKE TO TAKE A FEW MOMENTS TO CLARIFY THE IMPACTS OF FOREIGN EXCHANGE ON THE COMPANY'S REPORTED RESULTS.

GIVEN THE EXTENT OF INTERNATIONAL REVENUES AND COSTS, THE COMPANY'S EXPOSURE TO FOREIGN CURRENCY IS SUBSTANTIAL AND COMPLEX.

THE TWO TYPES OF FOREIGN EXCHANGE RISK TO WHICH THE COMPANY IS EXPOSED ARE TRANSACTIONAL AND TRANSLATIONAL.

TAKING THESE IN TURN, THE PRIMARY TRANSACTIONAL EXPOSURE RESULTS FROM USD REVENUE AND COST TRANSACTIONS, WHICH ARISE IN VIRTUALLY EVERY ENTITY ACROSS THE BUSINESS.

THE CURRENT MIX OF USD REVENUE AND COSTS PROVIDE A PARTIAL HEDGE OVER TIME AGAINST ADVERSE MOVEMENTS IN EXCHANGE RATES. HOWEVER, TIMING DIFFERENCES IN THE REALISATION OF THE UNDERLYING TRANSACTIONS, THROUGH THE PROFIT AND LOSS, MAY RESULT IN SHORT-TERM IMPACTS ON PROFITABILITY.

THE DEGREE TO WHICH THESE NATURAL HEDGES OPERATE EFFECTIVELY VARIES AS THE MIX OF THE COMPANY'S BUSINESS AND UNDERLYING INPUT COSTS CHANGE.

BASED ON THE CURRENT MIX OF BUSINESS, IN OVERALL TERMS, BEFORE TIMING DIFFERENCES, A 1 US CENT MOVEMENT IN THE EXCHANGE RATE RESULTS IN AN ESTIMATED $0.2 MILLION IMPACT ON PROFIT AFTER TAX.

IN JAPAN, THE COMPANY'S OPERATIONS ARE RELATIVELY SELF CONTAINED AND THEREFORE THERE IS LIMITED TRANSACTIONAL FOREIGN EXCHANGE RISK.

IN RELATION TO TRANSLATIONAL EXPOSURES, THE COMPANY'S REPORTED RESULTS VARY AS FOREIGN DENOMINATED PROFITS ARE CONVERTED INTO AUSTRALIAN DOLLARS AT PREVAILING RATES. THESE TRANSLATIONAL IMPACTS ARE ACCOUNTING IN NATURE AND ARE NOT HEDGED, OTHER THAN NATURALLY WHERE POSSIBLE.

GIVEN THE CURRENT MIX OF THE COMPANY'S BUSINESS, THE MAJOR EXPOSURES TO TRANSLATIONAL FOREIGN EXCHANGE RESULT FROM THE COMPANY'S USD AND YEN PROFITS. A 1 US CENT CHANGE IN THE EXCHANGE RATE RESULTS IN AN ESTIMATED $1.0 MILLION IMPACT ON PROFIT AFTER TAX, WHILE A 1 YEN CHANGE HAS A CORRESPONDING $0.6 MILLION IMPACT.

THESE IMPACTS SHOULD BE TAKEN AS A GUIDE ONLY AND WILL OF COURSE VARY AS THE MAGNITUDE AND MIX OF OVERSEAS PROFITS CHANGE.

TURNING NOW TO CASH FLOW...

THIS SLIDE IS ALSO RATHER BUSY, AND AGAIN YOU MAY WISH TO REFER TO YOUR PACK AS I RUN THROUGH IT.

WE ANNOUNCED A YEAR AGO, ONE OF OUR KEY STRATEGIES OF FOCUSING ON CASH MANAGEMENT.

YOU WILL RECALL THAT THIS INCREASED FOCUS RESULTED IN A SIGNIFICANT IMPROVEMENT IN CASH FLOW IN 2003.

I AM PLEASED TO REPORT THAT THIS CONTINUED FOCUS HAS ENABLED US TO FURTHER IMPROVE OUR CASH FLOW.

THE MANAGEMENT CASH FLOW SHOWN HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE MOVEMENT IN NET DEBT. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

THE $52 MILLION OF TAX PAYMENTS MADE IN THE PERIOD REPRESENT TAX ON OUR 2003 JAPANESE AND EUROPEAN PROFITS. IN THE PRIOR YEAR WE RECEIVED A NET TAX REFUND AS A RESULT OF THE TAX LOSSES INCURRED IN AUSTRALIA.

AS PREVIOUSLY FLAGGED, THE PRIOR PERIOD ONE-OFFS WERE GENERALLY NON CASH IN NATURE AND HAD NO CASH IMPACT IN THE CURRENT PERIOD.

THE OTHER MAJOR INFLUENCE ON OPERATING CASH FLOW WAS THE $9.9 MILLION CASH OUTFLOW AS A RESULT OF CHANGES IN OPERATING ASSETS AND LIABILITIES.

PRIMA FACIE THIS RESULT APPEARS DISAPPOINTING.

HOWEVER, UNDERLYING OPERATING CASHFLOW WAS ACTUALLY $30 MILLION BETTER THAN REFLECTED HERE, AS FACTORED BILLS RECEIVABLE IN JAPAN WERE REDUCED TO NIL AT YEAR END.

I WILL COVER OFF NET WORKING CAPITAL IN A MOMENT AND YOU WILL SEE THAT IT CONTINUES TO REMAIN VERY MUCH UNDER CONTROL.

THE STRONG EBIT PERFORMANCE, COUPLED WITH THE CONTINUED FOCUS ON CASH MANAGEMENT, HAS ENABLED US TO FURTHER IMPROVE OUR OPERATING CASH FLOW, WHICH ROSE 22.3% TO $250 MILLION.

71% OF THE NET CASH OUTFLOW FROM INVESTING ACTIVITIES OF $47 MILLION RESULTS FROM THE PLACEMENT OF RECURRING REVENUE UNITS IN NORTH AMERICA AND AUSTRALIA.

THIS IS AN IMPROVEMENT ON THE 60% SPENT IN 2003.

THE BALANCE OF CAPITAL SPEND RELATES TO THE CLOSURE OF ONE OF OUR PLANTS IN ROSEBERY AND ONGOING "STAY-IN-BUSINESS" SPEND.

SHARE ISSUES REFLECT THE UNDERWRITING OF THE FINAL DIVIDEND PAID IN MARCH 2004 AND THE EXERCISE OF EMPLOYEE SHARE OPTIONS, PARTIALLY OFFSET BY THE ON-MARKET BUYBACK OF 1.4 MILLION SHARES.

THE STRENGTHENING OF THE AUSTRALIAN DOLLAR AGAINST THE US DOLLAR GAVE RISE TO A $7.6 MILLION DECREASE IN REPORTED NET DEBT.

IN OVERALL TERMS, THE COMPANY BECAME EFFECTIVELY DEBT FREE DURING THE YEAR, WITH NET DEBT OF $70 MILLION AT THE START OF THE YEAR TURNING AROUND TO A NET CASH POSITION OF ALMOST $120 MILLION AT YEAR END.

WHILE I HAVE ALREADY DISCUSSED THE CASH FLOW IMPACTS OF WORKING CAPITAL, I WANT TO NOW BRIEFLY SHOW HOW NET WORKING CAPITAL IS TRACKING IN OVERALL TERMS.

IN PREVIOUS PRESENTATIONS I HAVE ANALYSED THE KEY COMPONENTS OF WORKING CAPITAL SEPARATELY. TODAY, I WANT TO FOCUS ONLY ON NET WORKING CAPITAL.

WE HAVE, HOWEVER, CONTINUED TO IMPROVE OUR RECEIVABLES AND INVENTORY PERFORMANCE RELATIVE TO SALES, AND I HAVE INCLUDED UPDATED CHARTS AS APPENDICES TO THIS PRESENTATION FOR YOUR REFERENCE.

THIS CHART SHOWS OVERALL WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS OVER THE LAST 4 YEARS.

OVERALL WORKING CAPITAL TO REVENUE FELL FROM 10.9% AT THE END OF 2003 TO 9.3% AT 31 DECEMBER 2004. THIS IS ALSO A MARGINAL IMPROVEMENT ON THE 9.6% WE REPORTED AT THE HALF YEAR.

WHILE WE WILL CONTINUE TO ENSURE THAT WE CLOSELY MANAGE WORKING CAPITAL, THE SCOPE FOR FURTHER IMPROVEMENT IS LIMITED AS THE MIX OF OUR INTERNATIONAL BUSINESSES INCREASES AND AS WE CONTINUE TO PURSUE VALUE ADDED SERVICE TYPE SALES IN AUSTRALIA.

SPECIFICALLY, IN INTERNATIONAL MARKETS, WE GENERALLY EXPERIENCE LESS FAVOURABLE TRADING TERMS THAN IN AUSTRALIA, AND OUR INTERNATIONAL SALES GROWTH MEANS INCREASED FUNDS TIED UP IN OUR GLOBAL SUPPLY CHAIN.

I WOULD NOW LIKE TO TALK ABOUT CAPITAL MANAGEMENT.

THE COMPANY HAS SUBSTANTIAL CASH ON HAND - $286 MILLION, EXCEEDING DEBT BY SOME $120 MILLION.

OPERATING CASH FLOW OVER THE PAST TWO YEARS APPROXIMATES $450 MILLION AND THE OUTLOOK FOR CASH FLOW REMAINS VERY POSITIVE. WE ALSO RETAIN SUBSTANTIAL UNDRAWN BANK FACILITIES.

ON THE 20TH OF DECEMBER, WE CALLED FOR REDEMPTION OF THE USD130 MILLION CONVERTIBLE BONDS. HOWEVER IT IS LIKELY TO BE SOME TIME BEFORE THESE ARE REDEEMED AS THEIR REDEMPTION REMAINS SUBJECT TO LEGAL PROCEEDINGS.

FROM AN OVERALL CAPITAL MANAGEMENT PERSPECTIVE, OUR OBJECTIVES ARE TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND

THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY FUTURE STRATEGIC OPPORTUNITIES.

AT THE SAME TIME, WE ARE DETERMINED TO TAKE A PRO-ACTIVE APPROACH TO CAPITAL MANAGEMENT.

TAKING THESE OBJECTIVES INTO ACCOUNT, THE BOARD TODAY ANNOUNCED A NUMBER OF CAPITAL MANAGEMENT INITIATIVES.

FIRSTLY, THE BOARD APPROVED A FINAL DIVIDEND OF 4 CENTS PER SHARE. THIS DIVIDEND IS UNFRANKED AS THE COMPANY CURRENTLY HAS LIMITED FRANKING CREDITS.

IN ADDITION, CONSISTENT WITH THE HALF YEAR, THE BOARD HAS DETERMINED THAT THE DIVIDEND RE-INVESTMENT PLAN WILL NOT OPERATE IN RESPECT OF THIS DIVIDEND.

AS WE HAVE NOW UTILISED OUR AUSTRALIAN TAX LOSSES, WE EXPECT TO RECOMMENCE FRANKING FOR THE 2005 INTERIM DIVIDEND. THEREAFTER, THE PROSPECT OF FRANKING IS POSITIVE, ALTHOUGH THE MIX OF OVERSEAS EARNINGS MEANS IT IS NOT POSSIBLE TO RELIABLY ESTIMATE THE EXTENT OF FUTURE FRANKING.

ALSO TODAY, IN LIGHT OF THE STRONG OPERATIONAL PERFORMANCE OF THE COMPANY, ITS OUTLOOK AND CONSERVATIVE BALANCE SHEET, THE BOARD ANNOUNCED ITS INTENTION TO RETURN $100 MILLION OR 21 CENTS PER SHARE TO SHAREHOLDERS VIA A CAPITAL RETURN, SUBJECT TO AUSTRALIAN TAX OFFICE AND SHAREHOLDER APPROVAL. THIS APPROVAL WILL BE SOUGHT AT THE COMPANY'S ANNUAL GENERAL MEETING ON THE 3RD OF MAY.

THE BOARD ALSO CONFIRMED THAT THE ON-MARKET SHARE BUYBACK OF UP TO $100 MILLION, WHICH WAS ANNOUNCED AT THE HALF YEAR WILL REMAIN ACTIVE. TO DATE ONLY JUST OVER 10% OF THIS BUYBACK HAS BEEN COMPLETED. AT THE TIME OF ITS ANNOUNCEMENT, WE STATED THAT THIS WAS A 12 MONTH PROGRAM. OUR STRATEGY OF ENSURING ANY BUYBACK IS EPS ACCRETIVE AND ADOPTING A "MOP UP" RATHER THAN "PROP UP" APPROACH REMAINS.

WE ARE CONFIDENT THAT THESE INITIATIVES, TOGETHER WITH ANTICIPATED ONGOING STRONG CASH GENERATION, LEAVE THE COMPANY WITH AMPLE FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY FUTURE STRATEGIC OPPORTUNITIES.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR COMPARED WITH 2003.

EBIT OF $274.8 MILLION EXCEEDS THE 2003 RESULT BY $171 MILLION, OR 165%.

WE HAVE FURTHER IMPROVED ON THE WORKING CAPITAL/REVENUE RATIO, WHICH STANDS AT 9.3%.

OPERATING CASH FLOW AT $250 MILLION OR 21.8% OF REVENUE IS VERY HEALTHY BUT WOULD HAVE BEEN 24.3% IF WE HAD MAINTAINED THE OPENING LEVEL OF BILL FACTORING IN JAPAN.

OUR CASH ON HAND EXCEEDS OUR DEBT BY $120 MILLION, A $190 MILLION IMPROVEMENT OVER THE YEAR.

OUR GEARING AND DEBT COVERAGE RATIOS ARE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY IS A VERY SUBSTANTIAL 46.7%.

EARNINGS PER SHARE IMPROVED 25.1 CENTS OR OVER 200% TO 36.8 CENTS.

IN SUMMARY, AS YOU CAN SEE HERE, THE STRONG OPERATING PERFORMANCE IN THE YEAR HAS ENABLED THE COMPANY TO FURTHER STRENGTHEN ITS FINANCIAL POSITION.

THESE KEY PERFORMANCE INDICATORS NOT ONLY REPRESENT WHAT I BELIEVE TO BE THE BEST RESULTS THAT THE COMPANY HAS EVER RECORDED, BUT ALSO COMPARE FAVOURABLY WITH OUR INTERNATIONAL GAMING PEERS.

TODAY, THE COMPANY IS IN A VERY STRONG OPERATIONAL AND FINANCIAL POSITION AND WE WILL LEVERAGE THIS STRENGTH AS WE DRIVE SHAREHOLDER VALUE THROUGH BOTTOM LINE RESULTS AND BALANCE SHEET MANAGEMENT.

I WILL NOW HAND BACK TO PAUL FOR THE SEGMENT REVIEW....PAUL...

THANK YOU, SIMON.

I WOULD LIKE TO THANK SIMON AND HIS TEAM FOR THE OUTSTANDING CONTRIBUTION THEY MADE TO THE COMPANY IN 2004.

THEY WERE INSTRUMENTAL IN SUCCESSFULLY DRIVING A NUMBER OF BUSINESS AND COST INITIATIVES THROUGHOUT THE ORGANISATION.

I WILL NOW GO THROUGH THE RESULTS AND OUTLOOK FOR EACH OF THE COMPANY'S KEY MARKETS, NAMELY AUSTRALIA, NORTH AMERICA AND JAPAN.

I WILL ALSO MAKE SOME GENERAL COMMENTS IN RESPECT OF OUR OTHER INTERNATIONAL MARKETS.

TURNING FIRST TO AUSTRALIA.

THE AUSTRALIAN MARKET REMAINS A CHALLENGING ONE.

NOT ONLY ARE THERE CAPPED MARKETS IN EVERY STATE BUT "HARM MINIMISATION" REGULATIONS, TAX INCREASES IN NSW, AND SMOKING BANS ARE IMPACTING ADVERSELY ON OUR CUSTOMERS AND THEREFORE ON ARISTOCRAT.

IN SOUTH AUSTRALIA, LEGISLATION WAS PASSED TO REMOVE 3,000 MACHINES FROM THAT MARKET.

DESPITE THESE ISSUES, REVENUE DECLINED BY ONLY 4% TO $290M.

GIVEN THE DIFFICULT OPERATING CONDITIONS, I REGARD THIS AS A SIGNIFICANT ACHIEVEMENT.

WE HELD PRICES AND IMPROVED MARGINS IN A HIGHLY COMPETITIVE ENVIRONMENT.

OPERATING MARGINS INCREASED FROM 27% IN 2003 TO 33% IN 2004.

THIS REFLECTED OUR IMPROVED PRODUCT MIX AND NEW BUSINESS AND COST INITIATIVES.

2004 SAW THE MACHINE REPLACEMENT CYCLE REACH HISTORIC LOWS.

UNIT SALES WERE DOWN 22% ACROSS THE COUNTRY.

NOTWITHSTANDING THIS WE DID IMPROVE OUR MARKET SHARE, ALBEIT MARGINALLY, FROM 65.8% TO 66.3 %

OUR PREMIUM PRODUCTS, PARTICULARLY *HYPERLINK*™ AND MOST OF THE GAMES LAUNCHED AT THE AUSTRALASIAN GAMING EXPO IN AUGUST LAST YEAR, PERFORMED VERY WELL AND WE BELIEVE THAT THEY WILL CONTINUE TO DO SO IN 2005.

CASH EXPRESS™, ONE OF OUR *HYPERLINK™* PRODUCTS, REGULARLY RETURNS A PERFORMANCE LEVEL OF DOUBLE THE FLOOR AVERAGE IN THE AUSTRALIAN MARKET.

IN TERMS OF GAMES, *ZORRO™*[1] WAS CERTAINLY THE STAND OUT PERFORMER, DELIVERING PERFORMANCES OF BETWEEN 1.8 AND 2 TIMES THE FLOOR AVERAGE TO MOST OPERATORS.

SO IN VIEW OF THE CONTINUING DIFFICULT CONDITIONS IN AUSTRALIA, HOW ARE WE PROTECTING OUR MARKET POSITION?

WE HAVE DEVELOPED A NUMBER OF STRATEGIES TO MAINTAIN OR IMPROVE OUR MARKET SHARE.

WE ARE CONTINUING TO FOCUS ON OUR PREMIUM PRODUCTS. I HAVE ALREADY MENTIONED *HYPERLINK™* AND *ZORRO™*[2]. A NUMBER OF OTHER PREMIUM PRODUCTS WILL BE LAUNCHED DURING THE COURSE OF THIS YEAR.

OUR FOCUS ON RECURRING REVENUE IS ALREADY PROVING SUCCESSFUL. DURING 2005, OUR *GOLDEN GOALS™ HYPERLINK™* PRODUCT WILL BE SUPPLEMENTED WITH A NEW GAME CALLED *FAST LANE™*.

WE CONTINUE TO SEEK APPROVAL FOR OUR TICKET-OUT TICKET-IN TECHNOLOGY.

WE ARE WORKING THROUGH THE MANUFACTURERS' ASSOCIATION TO SECURE FORMAL RECOGNITION OF SOFTWARE LICENSING IN OUR INDUSTRY.

I AM SATISFIED THAT WE HAVE ADOPTED A SOUND PRODUCT STRATEGY FOR 2005 AND BELIEVE THAT WE WILL BE SUCCESSFUL IN STABILISING OUR REVENUE AND MAINTAINING OUR MARKET SHARE IN AUSTRALIA.

OUR COST REDUCTION STRATEGIES HAVE BEEN SUCCESSFUL TO DATE, AND WILL CONTINUE TO BE AN IMPORTANT OBJECTIVE AS WE FOCUS ON ONGOING EFFICIENCIES.

ONE OF THE KEY INITIATIVES DURING 2004 WAS THE INTEGRATION OF OUR SALES AND SERVICE TEAMS IN AUSTRALIA. THIS TRANSFORMATION WILL CONTINUE THROUGHOUT THIS YEAR.

I EXPECT THAT THESE INITIATIVES, TOGETHER WITH STABLE REVENUES, WILL LEAD TO FURTHER IMPROVEMENT IN OPERATING MARGINS.

---

[1] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc.
[2] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc.

I AM CONFIDENT THAT THE PROFIT CONTRIBUTION FROM OUR AUSTRALIAN OPERATION WILL CONTINUE TO GROW.

TURNING NOW TO NORTH AMERICA.

REVENUE IMPROVED BY 52% FROM $241 MILLION TO $368 MILLION.

UNIT SALES WERE UP 36% TO OVER 12,300 UNITS, REFLECTING THE POPULARITY OF OUR PRODUCT, THE EFFORTS OF OUR NORTH AMERICAN TEAM AND THE EXPANDING NORTH AMERICAN GAMING MARKET.

OUR RECURRING REVENUE INSTALLED BASE INCREASED BY 92% TO OVER 5,000 UNITS.

RECURRING REVENUE PER UNIT INCREASED BY 19 US DOLLARS PER DAY AND CONTRIBUTED $104 MILLION TO TOTAL REVENUE.

THE IMPROVEMENT IN OUR RECURRING REVENUE WAS DRIVEN BY THE EXCEPTIONAL WIN-PER-UNIT PERFORMANCE OF OUR *HYPERLINK™* PROGRESSIVE PORTFOLIO, WHICH INCLUDES *CASH EXPRESS™*, *JACKPOT CARNIVAL™* AND *MILLIONISER™*

OUR STAND ALONE GAMES ALSO PERFORMED WELL, WITH A NUMBER OF GAMES RUNNING AT OVER DOUBLE THE FLOOR AVERAGE IN THE CASINOS IN WHICH THEY WERE INSTALLED. THESE INCLUDED *POMPEII™*, *WILD AFRICA™* AND *TIKI TORCH™*.

DURING THE YEAR WE RECEIVED A NUMBER OF KEY GAME APPROVALS INLCUDING *MILLIONISER™*, *MR CASHMAN™* AND *JACKPOT CARNIVAL™* IN A NUMBER OF IMPORTANT JURISDICTIONS.

PLAYER PREFERENCES CONTINUED TO SHIFT TOWARDS LOW DENOMINATION GAMES. OVER 70% OF OUR NORTH AMERICAN GAMES PORTFOLIO IS MADE UP OF ONE CENT, TWO CENT AND FIVE CENT DENOMINATIONS.

OUR SYSTEMS BUSINESS, WHICH REPORTED A DISAPPOINTING PERFORMANCE IN 2003, REBOUNDED IN 2004 WITH REVENUE INCREASING BY 49% TO $36.5 MILLION.

DURING THE YEAR NEVADA APPROVED THE NEW *PERSONAL BANKER™* CASHLESS PROMOTIONAL MODULE OF OUR CASINO MANAGEMENT SYSTEM.

OUR SYSTEM IS NOW INSTALLED IN OVER 180 CASINOS IN THE UNITED STATES AND WE HAVE JUST STARTED TO ROLL OUT THE NEXT ENHANCEMENT, WHICH IS CALLED "PRIME".

THE SIGNIFICANT MARGIN IMPROVEMENT – FROM 3.4% TO 28.7% REFLECTED BOTH THE INCREASING RECURRING REVENUE CONTRIBUTION AND THE CONTAINMENT OF OUR FIXED COST BASE.

TURNING NOW TO THE INITIATIVES WE HAVE PUT IN PLACE AND THE OUTLOOK FOR NORTH AMERICA.

WE WILL CONTINUE TO CAPITALISE ON OUR PRODUCT PERFORMANCE. WE WILL BE LAUNCHING A NUMBER OF EXCITING NEW *HYPERLINK*™ PRODUCTS DURING 2005 ON A PARTICIPATION BASIS AND A NUMBER OF NEW, LICENSED PRODUCTS DESIGNED SPECIFICALLY FOR THE AMERICAN MARKET.

WE WILL ALSO BE LAUNCHING OUR FIRST VIDEO MULTI-SITE PROGRESSIVE PRODUCT. THE FIRST GAME TO BE LAUNCHED WILL BE *ZORRO*™[3], WHICH HAS PROVEN TO BE VERY SUCCESSFUL IN AUSTRALIA AND OTHER INTERNATIONAL MARKETS.

WE WILL CONTINUE TO BROADEN OUR PRODUCT RANGE. IN 2004, WE LAUNCHED OUR NEW STEPPERS. THE STEPPER SEGMENT REPRESENTS APPROXIMATELY 45% OF THE NORTH AMERICAN CLASS III MARKET AND THEREFORE PRESENTS A SIGNIFICANT OPPORTUNITY FOR US.

WE CONTINUE TO PROVIDE SOFTWARE CONTENT TO THE VIDEO LOTTERY TERMINAL MARKET.

HISTORICALLY, OUR SHARE OF KEY ACCOUNTS HAS BEEN SUBSTANTIALLY LOWER THAN OUR OVERALL MARKET SHARE IN THE UNITED STATES. GROWING OUR SHARE IN THE MAJORS REPRESENTS A KEY OPPORTUNITY FOR US TO INCREASE SALES AND VISIBILITY IN THAT MARKET.

TURNING TO THE FUTURE, OUR PRINCIPLE FOCUS WILL BE ON GROWING OUR PARTICIPATION REVENUE, BOTH IN TERMS OF OUR SHARE OF THE INSTALLED BASE AND DOLLARS PER DAY

WE INTEND TO CONTINUE TO DRIVE GROWTH IN SALES OF OUR SUCCESSFUL MKVI™ PLATFORM, WHICH IS STILL RELATIVELY NEW IN THE AMERICAN MARKET.

THE SYSTEMS BUSINESS IS LIKELY TO REMAIN FLAT. WHILE WE ARE SUCCESSFULLY SELLING NEW SYSTEMS, THE OVERALL MARKET IS RELATIVELY SATURATED. IN THE ABSENCE OF FURTHER JURISDICTIONS OPENING UP, GROWTH RATES FOR SYSTEMS ARE EXPECTED TO REMAIN MODEST.

---

[3] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc.

TURNING NOW TO JAPAN

REVENUE FELL 6.6% TO $336.8 MILLION, FOLLOWING A RECORD 2003, WHEN SALES MORE THAN DOUBLED.

WE SUCCESSFULLY LAUNCHED TWO NEW GAMES DURING 2004, *DARUMA-NEKO™* AND *KYOJIN-NO-HOSHI 2™*.

OUR NUMBER OF GAMES SOLD INCREASED BY 2% TO OVER 85,000 UNITS. HOWEVER HIGHER TRADE INS AND INVENTORY PROVISIONING IMPACTED OUR MARGINS, WITH SEGMENT PROFIT DECLINING TO $78 MILLION.

A SIGNIFICANT PART OF OUR SUCCESS IS DUE TO OUR RELATIONSHIP WITH SAMMY CORPORATION AND I WOULD LIKE TO THANK THEM FOR THEIR SUPPORT DURING 2004.

NOW LOOKING AT SOME OF THE INTIATIVES WE ARE CURRENTLY PURSUING IN JAPAN AND OUR OUTLOOK FOR THE COMING YEAR.

DURING 2005 WE WILL RELEASE A NUMBER OF OUR REGULATION 4 GAMES. THESE GAMES WILL INCLUDE *STREETFIGHTER 2™*, WHICH IS BASED ON A POPULAR MANGA COMIC.

RELEASE DATES AND STRATEGY FOR THESE GAMES ARE STILL BEING FINALISED,

WE ALSO HAVE IN DEVELOPMENT A NUMBER OF REGULATION 5 COMPLIANT GAMES. WE ANTICIPATE SUBMITTING THE FIRST OF THESE TO THE REGULATORS IN THE SECOND QUARTER AND, SUBJECT TO APPROVAL, WE INTEND TO RELEASE THAT GAME LATER THIS YEAR.

WE INTEND TO BUILD UPON OUR RELATIONSHIP WITH SAMMY AND LOOK FOR FURTHER OPPORTUNITIES OF CO-OPERATION.

WE ARE ALSO WORKING ON A NUMBER OF TECHNOLOGICAL DEVELOPMENTS, WHICH WE HOPE WILL BENEFIT OUR WORLDWIDE BUSINESS, NOT JUST THE JAPANESE BUSINESS.

REVENUE DIVERSIFICATION IS ONE OF OUR GOALS AND WE ARE EXAMINING A NUMBER OF ALTERNATIVES IN THIS REGARD.

WE ARE VERY AWARE OF THE VOLATILITY OF THE PACHISLO MARKET, PARTICULARLY AS THE MARKET TRANSITIONS TO REGULATION 5. WE ARE WORKING ON A NUMBER OF INITIATIVES TO REDUCE THE LEVEL OF VOLATILITY OF OUR RESULTS.

ONE OF THE DEVELOPMENTS WE ARE FOLLOWING WITH INTEREST IS THE POSSIBLE APPROVAL OF A TRIAL CASINO. WE ATTENDED THE FIRST MEETING OF THE JAPANESE CASINO ASSOCIATION IN LATE 2004 AND EXHIBITED OUR CASINO STYLE PRODUCT FOR THE FIRST TIME IN JAPAN.

WE WILL CONTINUE TO MONITOR THESE DEVELOPMENTS CLOSELY.

TURNING TO THE OUTLOOK, IN THE SHORT TERM WE REMAIN DEPENDENT ON THE SUCCESS OF OUR NEW GAME LAUNCHES.

THE MEDIUM TERM IMPACT OF REGULATION 5 REMAINS UNCERTAIN FOR ALL MANUFACTURERS AND IT IS TOO EARLY TO DETERMINE WHAT EFFECT THIS WILL HAVE ON THE MARKET GOING FORWARD.

HOWEVER, GIVEN OUR SUCCESS IN JAPAN OVER THE LAST TWO YEARS, I AM HOPEFUL OF MAINTAINING THAT MOMENTUM THROUGH 2005.

TURNING NOW TO OTHER INTERNATIONAL MARKETS.

IN ALL OTHER MARKETS IN WHICH WE OPERATE, COMBINED REVENUE INCREASED BY 31% TO $146 MILLION.

IN PARTICULAR WE ARE VERY PLEASED WITH THE PROGRESS MADE IN RUSSIA AND MACAU, WHICH TOGETHER DROVE OVERALL GROWTH IN THIS SEGMENT.

IN RUSSIA, OUR PRODUCTS ARE PERFORMING AT WELL ABOVE THE FLOOR AVERAGE AND THIS IS FUELING DEMAND. HOWEVER, GREY IMPORTS OF OUR SECOND HAND PRODUCT IMPACTED ON THE RESULTS FOR THE YEAR AND IS AN ISSUE WE ARE CURRENTLY ADDRESSING.

RECOGNISING THE IMPORTANCE AND GROWTH POTENTIAL OF THIS MARKET, WE COMMENCED A REVIEW OF OUR DISTRIBUTION ARRANGEMENTS TOWARDS THE END OF THE YEAR WITH A VIEW TO SIGNIFICANTLY STRENGTHENING OUR PRESENCE IN THIS MARKET.

OUR SUCCESS IN MACAU WAS ALSO DRIVEN BY THE PERFORMANCE OF OUR PRODUCT.

AT THE SANDS CASINO, WHICH OPENED IN MAY LAST YEAR, WE NOW HAVE ALMOST 50% OF THE GAMING FLOOR. OUR GAMES CONTINUE TO PERFORM EXCEPTIONALLY WELL IN MACAU AND THIS GIVES US CONFIDENCE THAT OUR PRODUCTS WILL BE SUCCESSFUL IN OTHER ASIA-PACIFIC AND ASIAN MARKETS, AS THEY OPEN UP.

NEW ZEALAND WAS AGAIN DISAPPOINTING, WITH REVENUE DECLINING 28% TO $28.8 MILLION.

THIS WAS THE RESULT OF THE RESTRICTIVE LEGISLATIVE AND REGULATORY ENVIRONMENT, WHICH I BELIEVE WILL CONTINUE THROUGH 2005.

NOTWITHSTANDING THIS, OUR NEW ZEALAND BUSINESS HAS MADE MAJOR PROGRESS IN TWO IMPORTANT AREAS.

WE SUCCESSFULLY LAUNCHED THE *MK.VI*™ CONVERSION PACKAGE DURING THE YEAR.

ZORRO™[4] WAS LAUNCHED AND ACHIEVED PERFORMANCE STATISTICS THAT WERE BETTER THAN ANYWHERE ELSE IN THE WORLD.

SOUTH AFRICA RECORDED GROWTH IN UNIT SALES AND REVENUE, BUT THE TOTAL MARKET WAS ESSENTIALLY FLAT YEAR ON YEAR. THE FIRST LIMITED PAYOUT MARKET OPENED DURING THE YEAR IN WESTERN CAPE AND WE OBTAINED MORE THAN 40% OF THAT MARKET.

IN SOUTH AMERICA REVENUE IMPROVED FROM JUST UNDER $6 MILLION TO JUST OVER $20 MILLION.

SOUTH AMERICAN REVENUE AND PROFITS IMPROVED AS WE COMMENCED COLLECTIONS ON THE LEGACY CONTRACTS AND AS WE IMPLEMENTED OUR LOW RISK DISTRIBUTION MODEL.

TURNING NOW TO THE INITIATIVES WE ARE PURSUING IN OUR OTHER MARKETS AND OUR OUTLOOK FOR 2005.

I SAID TO YOU LAST YEAR THAT WE WILL CONTINUE TO EXPLOIT NEW MARKET OPPORTUNITIES AS THEY ARISE.

OUR SUCCESS IN MACAU AND RUSSIA IS JUST THE BEGINNING OF OUR DRIVE INTO THESE NEW MARKETS.

OTHER EMERGING MARKETS IN ASIA, ON WHICH WE ARE FOCUSING, INCLUDE SINGAPORE, THAILAND AND THE PHILIPPINES AND I AM OPTIMISTIC THAT, WITH OUR SUCCESS IN MACAU, WE ARE WELL POSITIONED FOR FURTHER GROWTH IN THAT REGION.

WE CONTINUE TO CLOSELY MONITOR DEVELOPMENTS IN THE UK MARKET WHICH IS NOW EXPECTED TO OPEN IN 2007.

---

[4] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc.

OTHER THAN IN THE UK AND SOME PARTS OF EUROPE, WE ADOPT A LOW RISK DISTRIBUTION MODEL FOR EMERGING MARKETS.

THIS HAS NOW PROVEN TO BE A SUCCESSFUL MODEL IN RUSSIA AND SOUTH AMERICA AND WILL BE USED ELSEWHERE AS APPROPRIATE. FOR EXAMPLE, WE HAVE ADOPTED THAT MODEL IN NORWAY, AN EMERGING MARKET THAT I MENTIONED TO YOU LAST YEAR.

IN SOUTH AMERICA SHORT TERM EARNINGS WILL BE IMPACTED BY LITIGATION SURROUNDING THE LEGACY CONTRACTS. I DO HOWEVER SEE GROWTH OPPORTUNITIES FOR US IN THIS REGION.

IN SOUTH AFRICA, THE LIMITED PAYOUT MARKET IS AN AREA OF OPPORTUNITY THAT WE WILL BE FOCUSING ON. WE EXPECT TWO MORE JURISDICTIONS, EASTERN CAPE AND KWAZULU NATAL TO OPEN THIS YEAR.

I WOULD NOW LIKE TO TALK ABOUT OUR CURRENT BUSINESS OBJECTIVES.

AUSTRALIA AND NEW ZEALAND WILL REMAIN SIGNIFICANT CONTRIBUTORS TO THE OVERALL GROUP. WHILST WE EXPECT ONGOING GROWTH IN THEIR PROFITABILITY, THEIR PERCENTAGE CONTRIBUTION TO THE GROUP OVERALL WILL DECLINE AS OUR INTERNATIONAL OPERATIONS GROW. WE WILL CONTINUE TO ENHANCE OUR LEADERSHIP POSITION IN THESE MARKETS.

NORTH AMERICA REPRESENTS A SIGNIFICANT OPPORTUNITY FOR US, PARTICULARLY AS IT MOVES FROM A STEPPER TO A VIDEO MARKET, WHERE OUR PRODUCT HAS PROVEN TO BE AMONGST THE BEST PERFORMING ON OPERATOR FLOORS. WE WILL CAPITALISE ON OUR PRODUCT PERFORMANCE AND THE OVERALL CURRENT MOMENTUM WE HAVE.

WE HAVE NOW DEMONSTRATED THAT OUR MODEL IN JAPAN IS A SUSTAINABLE ONE. WHILE THERE IS SOME SHORT TERM UNCERTAINTY AS THE MARKET TRANSITIONS TO REGULATION 5, WE INTEND TO BUILD ON THE SUCCESSFUL FORMULA WE HAVE DEVELOPED. WE ARE CONFIDENT THAT JAPAN WILL REMAIN A MAJOR CONTRITBUTOR TO PROFITABILITY OVER THE LONGER TERM.

THE GLOBAL GAMING MARKET REMAINS IN RELATIVE INFANCY.
WE ARE ALREADY SEEING HEIGHTENED ACTIVITY IN THE ASIAN REGION.

IN EUROPE, RUSSIA IS A KEY MARKET AND THERE ARE POSITIVE SIGNS FROM OTHER EASTERN EUROPEAN COUNTRIES. GAMING LEGISLATION IN THE UK IS GETTING CLOSER, ALTHOUGH THE

MARKET IS NOW LIKELY TO BE SMALLER THAN MOST HAD ORIGINALLY ANTICIPATED.

WE WILL FOCUS ON ESTABLISHING SIGNIFICANT POSITIONS IN EACH OF THESE DEVELOPING MARKETS AS THEY EMERGE. I HAVE SET AMBITIOUS TARGETS IN THESE NEW MARKETS AND THE EARLY SIGNS ARE VERY POSITIVE, WITH MACAU BEING A PROMINENT EXAMPLE.

IN SHEER SIZE, EMERGING MARKETS REPRESENT THE MOST SIGNIFICANT OPPORTUNITY FOR SUSTAINABLE GROWTH OVER THE LONGER TERM.

RESEARCH AND DEVELOPMENT IS THE KEY TO OUR FUTURE. WE WILL CONTINUE TO INVEST TO ENSURE THAT OUR PRODUCTS ARE LEADING EDGE AND OUTPERFORM THOSE OF OUR COMPETITORS.

WE WILL CONTINUE TO CHALLENGE OURSELVES AS TO HOW WE CAN MAXIMISE THE EFFICIENCY AND EFFECTIVENESS OF OUR RESEARCH & DEVELOPMENT EXPENDITURE BUT WE WILL CONTINUE TO INVEST AT THE LEVEL REQUIRED TO MAINTAIN OUR COMPETITIVE ADVANTAGE.

I AM COMMITTED TO ENSURING ARISTOCRAT'S PRODUCT CONTINUES TO LEAD THE WORLD IN INNOVATION AND ENTERTAINMENT.

FINANCIAL CONTROL, RISK MANAGEMENT AND CORPORATE GOVERNANCE ARE THE VERY FOUNDATION OF OUR BUSINESS MODEL. WE WILL CONTINUE TO REVIEW OUR PROCESSES AND CONTROLS ON AN ONGOING BASIS TO ENSURE THAT WE REMAIN AT THE FOREFRONT OF BEST BUSINESS PRACTICE.

OUR FOCUS ON COST CONTROL AND OPERATIONAL EFFICIENCY WAS A KEY CONTRIBUTOR TO THE 2004 RESULT AND WE WILL CONTINUE TO DRIVE IMPROVEMENTS IN THIS AREA. AS OUR OPERATIONS INCREASINGLY BECOME MORE GLOBAL, WE WILL CONTINUE TO REVIEW THE WAY IN WHICH WE DO BUSINESS. WE WILL ALSO CONTINUE THE PROCESS OF SIMPLIFYING OUR SUPPLY MODEL.

AT THE SAME TIME, I RECOGNISE THAT WE MUST ENSURE THAT WE INCREASE OUR INVESTMENT WHERE APPROPRIATE, SO THAT WE ARE POSITIONED TO EXPLOIT OPPORTUNITIES AS THEY ARISE.

OVER THE PAST 12 MONTHS, WE HAVE APPOINTED HEAD OFFICE AND REGIONAL BUSINESS DEVELOPMENT EXECUTIVES WHO ARE DEDICATED TO ENSURING STRATEGIC OPPORTUNITIES ARE IDENTIFIED AND DEVELOPED.

WE HAVE SIGNIFICANTLY STRENGTHENED OUR EUROPEAN OFFICE AND WE ARE IN THE PROCESS OF TRANSITIONING TO A NEW BUSINESS MODEL IN RUSSIA, AS I MENTIONED EARLIER.

TOWARDS THE END OF LAST YEAR WE APPROVED THE ESTABLISHMENT OF NEW OFFICES IN MACAU, OSAKA AND CAPE TOWN.

I SAID LAST YEAR THAT I WAS DETERMINED TO CHANGE THE CULTURE OF THE ORGANISATION. I AM SATISFIED THAT WE HAVE ACHIEVED A LOT IN THIS AREA AND WE WILL CONTINUE TO INSTIL THE PRINCIPLE THAT EVERYONE STRIVES TO MAXIMISE THE RETURNS FOR **ALL** STAKEHOLDERS IN THE COMPANY.

AS I HAVE JUST FLAGGED, THERE IS SIGNIFICANT LONGER TERM GROWTH POTENTIAL FOR GAMING AROUND THE GLOBE. I AM DETERMINED THAT WE WILL CAPTURE A SIGNIFICANT SHARE OF THIS POTENTIAL AND I AM CONFIDENT THAT WE ARE WELL POSITIONED TO DO SO.

THE GROWTH FRAMEWORK PRINCIPLES THAT WE HAVE ADOPTED TO ACHIEVE THIS OBJECTIVE ARE AS FOLLOWS:

- WE WILL ADHERE TO OUR CORE COMPETENCIES

THE LAST 12 MONTHS HAVE DEMONSTRATED THAT WE HAVE THE RIGHT PRODUCT FOR THE GLOBAL MARKETPLACE AND WE WILL CONTINUE TO KEEP WITHIN AND LEVERAGE OUR CORE CAPABILITIES.

- WE WILL FOCUS ON ORGANIC GROWTH OPPORTUNITIES

THE LONGER TERM GROWTH OPPORTUNITIES FOR OUR EXISTING BUSINESS ARE SIGNIFICANT. IT IS CRITICAL THAT WE REMAIN FOCUSED ON MAXIMISING THOSE OPPORTUNITIES AND THAT WE ARE NOT DIVERTED FROM THIS OBJECTIVE.

- WE WILL CONTINUE TO FOLLOW OUR LOWER RISK MODEL

WE WILL BUILD OUR INFRASTRUCTURE TO REFLECT THE SIZE OF OUR PRESENCE AND THE MATURITY OF EACH MARKET. IN LARGER, ESTABLISHED MARKETS WE WILL HAVE OUR OWN OPERATION. IN EMERGING MARKETS WE WILL OPERATE A LOW RISK DISTRIBUTION MODEL. WE WILL NOT TAKE ON UNACCEPTABLE RISK IN PURSUIT OF DELIVERING A MARKET POSITION TARGET.

WE WILL CONTINUE TO REVIEW STRATEGIC OPPORTUNITIES, INCLUDING ACQUISTIONS AND STRATEGIC RELATIONSHIPS.

IN THE EVENT THAT WE WERE TO CONSIDER AN ACQUISITON, THESE ARE A FEW OF THE PRINCIPLES WE HAVE ADOPTED IN EVALUATING OPPORTUNITIES.

- WE WILL NOT BUY MARKET SHARE FOR THE SAKE OF IT.
- WE ARE HOWEVER INTERESTED IN OPPORTUNITIES WHICH PROVIDE ACCESS TO KEY INTELLECTUAL PROPERTY OR PRODUCT LINE EXTENSIONS WHICH HAVE GLOBAL POTENTIAL.
- AND ANY OPPORTUNITY MUST MEET STRINGENT FINANCIAL AND RISK CRITERIA.

IN SUMMARY, AS I SAID A MOMENT AGO, THERE IS SIGNIFICANT LONGER TERM GROWTH POTENTIAL FOR US AROUND THE GLOBE. I AM DETERMINED THAT WE WILL CAPTURE A SIGNIFICANT SHARE OF THIS POTENTIAL AND I AM CONFIDENT THAT WE ARE WELL POSITIONED TO DO SO.

TURNING NOW TO THE OUTLOOK FOR 2005.

WE ARE ONLY 7 WEEKS INTO THE YEAR AND IT IS THEREFORE TOO EARLY TO PROVIDE ANY SPECIFIC GUIDANCE ON OUR 2005 OUTLOOK, HOWEVER I WOULD LIKE TO MAKE SOME GENERAL COMMENTS.

OUR PERFORMANCE REMAINS CONDITIONAL ON CHANGES IN THE GLOBAL REGULATORY ENVIRONMENT. WE SELL PRODUCT INTO OVER 200 JURISDICTIONS AND, AS SIMON EXPLAINED EARLIER, OUR OVERALL GEOGRAPHIC PORTFOLIO HAS BECOME FAR MORE BALANCED. AS A RESULT, TODAY WE ARE LESS SUSCEPTIBLE TO REGULATORY ENVIRONMENT CHANGES IN ANY ONE JURISDICTION.

I HAVE ALREADY FLAGGED THE SHORT TERM VOLATILITY WHICH MAY BE EXPERIENCED IN THE JAPANESE MARKET AS THE INDUSTRY TRANSITIONS TO REGULATION 5. THIS REMAINS AN UNKNOWN, ALTHOUGH WE ARE CONFIDENT THAT JAPAN WILL REMAIN A KEY CONTRIBUTOR OVER THE LONGER TERM.

MAINTENANCE OF CURRENT PRODUCT PERFORMANCE, PARTICIPATION PLACEMENTS AND UNIT SALES IN THE NORTH AMERICAN MARKET WILL BE KEY DRIVERS OF OUR OVERALL 2005 RESULTS. I AM PLEASED TO REPORT THAT OUR PERFORMANCE IN THIS MARKET REMAINS POSITIVE.

WHILE IT IS EARLY DAYS, I AM PLEASED TO REPORT THAT THE OVERALL MOMENTUM WITH WHICH WE EXITED 2004 HAS CONTINUED INTO 2005. OUR MANAGEMENT ACCOUNTS FOR JANUARY SHOW AN

IMPROVEMENT ON THOSE OF THE PRIOR YEAR AND THE OUTLOOK ACROSS OUR BUSINESSES GENERALLY REMAINS POSITIVE.

AFTER SUCH A STRONG 2004 RESULT I AM CONFIDENT THAT WE WILL SEE FURTHER PROFIT GROWTH IN THE CURRENT YEAR.

I WOULD LIKE TO SUMMARISE THE MAJOR POINTS WE HAVE COVERED THIS MORNING BEFORE WE MOVE INTO QUESTIONS.

REVENUE WAS UP BY 12.5% TO $1.15 BILLION DOLLARS.

WE HAVE REPORTED A RECORD PROFIT AFTER TAX OF $174.7 MILLION.

OUR CASH FLOW, AT 21.8% OF REVENUE, DEMONSTRATES THE STRENGTH OF THE UNDERLYING BUSINESS.

THE COMPANY'S CASH ON HAND EXCEEDS ITS DEBT.

THE TOTAL DIVIDEND FOR THE FULL YEAR WAS 8 CENTS PER SHARE.

WE HAVE PROPOSED A $100 MILLION CAPITAL RETURN TO SHAREHOLDERS.

WE WILL CONTINUE OUR ON-MARKET SHARE BUY BACK PROGRAMME.

FINALLY I WISH TO ASSURE YOU THAT WE CONTINUE TO BE FOCUSED ON DRIVING SHAREHOLDER VALUE.

THESE SHAREHOLDER INITIATIVES WILL NOT IMPEDE THE IMPLEMENTATION OR ACHIEVEMENT OF OUR LONG TERM, STRATEGIC GROWTH GOALS.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, PLEASE NOTE THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM AND ARE BEING RECORDED.

PLEASE INDICATE TO OUR USHER IF YOU WOULD LIKE TO ASK A QUESTION.

PLEASE NOTE THAT LEGAL CONSIDERATIONS WILL PREVENT US FROM ANSWERING ANY QUESTIONS REGARDING ONGOING LITIGATION.

Corporate Governance

Set out below is a summary of the Company's corporate governance practices in place as at 31 December 2004. This statement has been prepared and presented in a format consistent with the ASX publication *"Principles of Good Corporate Governance and Best Practice Recommendations"* published in March 2003.

The Board is committed to maintaining the highest standards of corporate governance and during the year many of the Company's governance practices and policies were reviewed and where required updated to conform with the ASX Corporate Governance Principles.

Principle 1 - Lay Solid Foundations for Management and Oversight

Board Role and Responsibilities

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocrattechnologies.com. In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the CEO and CFO;
- implementation and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct;
- promotion of open and proper communication between the Company and its stakeholders.

Delegation to Management

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

Principle 2 - Structure the Board to Add Value

Board Composition

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2004, the Board comprised four non-executive Directors and one Executive Director. Two additional "non-executive Directors-elect" were nominated during 2004 and will be appointed non-executive Directors during 2005 following receipt of the

necessary regulatory approvals. Details, qualifications and information on other directorships held by each member of the Board can be found in the Directors' Report.

The Chairman is selected by the Board and is a non-executive Director. The Chairman and the office of the CEO are not held by the same person.

The Board comprises members with a broad range of skills and experience. The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience;
- corporate governance experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

Board Meetings

The Board meets at least eight times per year. This year the Board met a total of eleven times. The number of meetings attended by each Director is tabled in the Directors' Report. Executive management are regularly invited to attend Board meetings. The Board also meets at least once without executive management and executive Directors.

Directors' Independence

The Board assesses each of the non-executive Directors against specific criteria to decide whether they are independent. Directors are considered to be independent if they meet the following criteria:

- they are not a substantial shareholder of the Company or an officer of a substantial shareholder of the Company;
- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;
- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a Director);

- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the Director's ability to act in the best interests of the Company.

The Board determined that all non-executive Directors were considered to be independent as at 31 December 2004.

Independent Professional Advice

Any Director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the Director and the Company and a copy of the advice should be made available to the entire Board.

Board Committees

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocrattechnologies.com. The four Board committees are the:

- Regulatory and Compliance Committee;
- Nomination and Governance Committee;
- Audit Committee;
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board Committees is provided below.

Regulatory and Compliance Committee

This committee is chaired by Mr WM Baker who is a non-executive Director. The committee also comprises a number of executive management members. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities / bodies. The committee meets at least eight times per year. During the year the committee did meet a total of eight times. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;

- conducting investigations as appropriate and making recommendations to the Board;
- monitoring and ensuring licensing conditions and regulatory requirements are met.

Nomination and Governance Committee

This committee is chaired by the Chairman, Mr DJ Simpson and all Directors are members of this committee. The committee was constituted on 7 July 2004. The committee is scheduled to meet twice per year. During the year the committee did meet twice. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and training of Directors;
- the Board and individual Director performance assessment;
- development and review of CEO conditions of employment;
- performance assessment of the CEO;
- overall Company corporate governance policies and procedures.

Audit Committee

This committee is chaired by Mrs P Morris. The Audit Committee comprises three non-executive Directors. The committee is scheduled to and did officially meet four times during the year. Additional meetings between the Chair of the Audit Committee and the Company's external and internal auditors also took place. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;
- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;
- ongoing monitoring of the Company's various disclosure obligations;

- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

Remuneration Committee

This committee is chaired by Mrs P Morris and comprises three non-executive Directors. The committee is scheduled to meet at least four times per year. This year, the committee met a total of three times reflecting the fact that the committee was reconstituted on 7 July 2004. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations on the CEO and senior management fixed remuneration framework and levels;
- making recommendations on the CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
- recommending to the Board, the Chairman and non executive Director fees;
- the Company's superannuation arrangements.

Nomination, Selection and Appointment Process of New Directors

Recommendations for the nomination of new Directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential Directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background. Any Director appointed during the year will stand for election by shareholders at the next annual general meeting. During the year, Ms SAM Pitkin and Mr RA Davis were appointed to the Board subject to regulatory approval. Formal letters of appointment are issued to those invited to join the Board and individual service agreements are entered into with all Directors. All new Directors undergo an induction program.

Other Directorships

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the Board of another listed company with the approval of the Board.

Principle 3 - Promote Ethical & Responsible Decision Making

Code of Ethics

The Board has adopted a Code of Ethics which applies to Directors and employees. The Code is reinforced through training programs and Company publications. The Code imposes on all Directors, employees and consultants the following duties:

- act honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- work in a safe, healthy and efficient manner using their skills, time and attention to the maximum of their ability;
- co-operate with any regulatory body or law enforcement agency investigating the Company in the reasonable performance of its duties
- understand applicable laws and regulations and treat compliance with them as essential;
- comply with all applicable awards, policies, procedures and job requirements;
- not knowingly make misleading statements to any person or be a party to improper practice in relation to dealings with or by the Company;
- treat others in the same manner as you would wish to be treated and without prejudice;
- ensure that Company resources and property are used properly; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

"Tip-Offs Anonymous" Program

"Tip-offs Anonymous" is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide. All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

Securities Trading Policy

The Company policy prohibits any Director or employee dealing in the securities of the Company if they are in the possession of any price-sensitive information. Subject to this, Directors and senior executives may only deal in the shares of the Company for a period of 30 days from the third day after any of the following (the date of the announcement, release or meeting being counted as day zero):

- announcement of the half year and full year results;
- release of the annual report;
- annual general meeting.

The policy can be found on the Company's website, www.aristocrattechnologies.com.

Principle 4 - Safeguard Integrity in Financial Reporting

Certifications from the CEO and CFO

The Board received a written certification on 22 February 2005 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2004 present a true and fair view in all material respects of the company's financial condition and operational results and are in accordance with relevant accounting standards.

Audit Committee

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

Auditor Independence

The Company has adopted a formal charter of "Audit Independence". The Charter restricts the types of non audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- valuation services (including appraisals or fairness opinions);
- management or human resource functions;
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors at least twice a year. The Company requires the senior audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the annual general meeting of shareholders and to respond to questions relating to the conduct of the audit and the auditors' role.

Principle 5 - Make Timely and Balanced Disclosure

The Company has written policies dealing with the Company's disclosure obligations and

responsibilities under both the ASX Listing Rules and the Corporations Act. The Company's policy on continuous disclosure is available on the Company's website www.aristocrattechnologies.com.

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in Listing Rule 3.1;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the CEO or the Company Secretary who will decide, in consultation with the Chair, whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which meets at least monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

Principle 6 - Respect the Rights of Shareholders

The Company promotes effective communication with shareholders and encourages effective participation at general meetings. The Company maintains a website which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. In the fourth quarter of 2004 the Corporate Governance section of the website was updated allowing shareholders direct access to the Board charter, committee charters and key governance policies.

Principle 7 - Recognise and Manage Risk

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities.

The Company's major risks include (but are not limited to) increased regulation by Governments, action by competitors, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place

an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed. Elements of the Company's risk management system include:

- a formal risk management policy (which was reviewed and updated by the Board in the third quarter of 2004) and which is based on Standards Australia AS 4360:1999;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- the annual development and distribution to the Audit Committee of a consolidated risk register;
- a dedicated "Group Risk & Audit Manager" responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure with approved authority limits;
- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program;
- a confidential tip-offs anonymous program deployed worldwide.

The Board of Directors have received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating effectively and efficiently in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising.

More information on the Company's risk management framework and policy can be found on the Company's website, www.aristocrattechnologies.com.

Principle 8 - Encourage Enhanced Performance

Review of Board Performance

The Board Charter requires the annual review of its own performance as a Board including its committees as well as the performance of individual Directors. The Board implemented in the fourth quarter of 2004 a "peer review process" whereby Directors evaluated and assessed the overall performance of the Board as a whole and of its committees.

The "peer review" process is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each Director and cover the performance of the Board in the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board Committees; and
- Continuing improvement

A detailed report on the findings of this review was formally presented to the Board in December 2004.

Performance of individual Directors were not evaluated since the Board of Directors (as it is presently constituted) has only been in place for a relatively short period of time and therefore the evaluation of individual Directors would be premature as there is insufficient history to effectively review. A review of the performance of each individual Director will be undertaken in 2005.

Principle 9 - Remunerate Fairly and Responsibly

Remuneration Committee

The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

Remuneration of Non Executive Directors

Details of the principles and amounts of remuneration of non executive Directors are set out in Note 36 of the Financial Statements

Remuneration of Senior Executives and Linkage with Corporate Performance

Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including the linkage with corporate performance are provided in Note 36 of the Financial Statements.

Equity Based Remuneration

A new long term incentive plan was implemented during the year. Approval from shareholders was obtained on 21 December 2004 for the participation of the Chief Executive Officer and Managing Director, Mr PN Oneile. Shareholder approval was not required (under the ASX Listing Rules or Corporations Act) for the other participants. The Company implemented the plan without obtaining shareholder approval because of the obvious benefits derived by the Company and shareholders through replacement of the Employee Share Option Plan (ESOP) which was approved by shareholders in 1998. The new long term incentive plan is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in Note 36 of the Financial Statements.

Principle 10 - Recognise the Legitimate Interests of Stakeholders

The Board and senior management of the Company are committed to the "Code of Ethics" and the principles contained within it. More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website.

In addition to the Code, the Company also has policies which govern:

- Occupational, Health and Safety;
- Trade Practices;
- Conflicts of interest;
- Gifts, gratuities and donations;
- Dealing in Company securities;
- Market disclosure; and
- Privacy.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,438,378	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,452,834	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 25 February 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 25 February, 2005

Number & Class of Securities	(a) 10,000 ordinary shares; (b) 20,000 ordinary shares; (c) 80,000 ordinary shares; (d) 10,000 ordinary shares; (e) 10,000 ordinary shares; (f) 10,000 ordinary shares; (g) 60,000 ordinary shares; (h) 20,000 ordinary shares; (i) 10,000 ordinary shares; (j) 10,000 ordinary shares; (k) 40,000 ordinary shares; (l) 40,000 ordinary shares; (m) 30,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $3.9125 per share; (c) $6.0105 per share; (d) $5.9531 per share; (e) $3.9125 per share; (f) $3.9125 per share; (g) $5.6224 per share; (h) $5.9531 per share; (i) $3.9125 per share; (j) $5.9531 per share; (k) $3.9125 per share; (l) $3.9125 per share; (m) $3.9125 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 23 February, 2005; (b) 23 February 2005; (c) 23 February, 2005; (d) 23 February, 2005; (e) 25 February, 2005; (f) 25 February, 2005; (g) 25 February, 2005; (h) 25 February, 2005; (i) 25 February, 2005; (j) 25 February, 2005; (k) 25 February, 2005; (l) 25 February, 2005; (m) 25 February, 2005.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Watson Steelman
Date of last notice	17 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 February 2005
No. of securities held prior to change	10,000
Class	Ordinary shares
Number acquired	6,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD51,193.00
No. of securities held after change	16,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bill Baker
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	28 February 2005
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	4,700
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD40,341.97
No. of securities held after change	4,700

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
477,810,212	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,081,000	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 02 March 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 02 March, 2005	
Number & Class of Securities	(a) 70,000 ordinary shares; (b) 7,500 ordinary shares; (c) 10,000 ordinary shares; (d) 10,000 ordinary shares; (e) 31,000 ordinary shares; (f) 40,000 ordinary shares; (g) 10,000 ordinary shares; (h) 8,334 ordinary shares; (i) 40,000 ordinary shares; (j) 20,000 ordinary shares; (k) 125,000 ordinary shares.
Issue Price and any Terms of Issue	(a) $5.7605 per share; (b) $5.9531 per share; (c) $5.9531 per share; (d) $3.9125 per share; (e) $6.0105 per share; (f) $5.4102 per share; (g) $3.9125 per share; (h) $3.9125 per share; (i) $3.9125 per share; (j) $3.9125 per share; (k) $1.6603 per share.
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 02 March, 2005; (b) 02 March, 2005; (c) 02 March, 2005; (d) 02 March, 2005; (e) 02 March, 2005; (f) 02 March, 2005; (g) 02 March, 2005; (h) 02 March, 2005; (i) 02 March, 2005; (j) 02 March, 2005; (k) 02 March, 2005.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - ARISTOCRAT LEISURE LIMITED
ABN - 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	02 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase by PT Investment Fund Pty Limited
Date of change	25 February 2005
No. of securities held prior to change	8,680
Class	Ordinary shares
Number acquired	3,880
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,842.65
No. of securities held after change	12,560

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	None.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
478,112,712	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,778,500	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 07 March 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 07 March, 2005

Number & Class of Securities	(a) 20,000 ordinary shares; (b) 10,000 ordinary shares; (c) 10,000 ordinary shares; (d) 22,500 ordinary shares; (e) 10,000 ordinary shares; (f) 7,500 ordinary shares; (g) 40,000 ordinary shares; (h) 10,000 ordinary shares; (i) 10,000 ordinary shares; (j) 40,000 ordinary shares; (k) 12,500 ordinary shares; (l) 50,000 ordinary shares; (m) 50,000 ordinary shares; (n) 10,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $5.9531 per share; (b) $5.9531 per share; (c) $3.9125 per share; (d) $6.5403 per share; (e) $3.9125 per share; (f) $5.9531 per share; (g) $3.9125 per share; (h) $3.9125 per share; (i) $5.9531 per share; (j) $3.9125 per share; (k) $5.9531 per share; (l) $1.5597 per share; (m) $1.5597 per share; (n) $5.9531 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 07 March, 2005; (b) 07 March, 2005; (c) 07 March, 2005; (d) 07 March, 2005; (e) 07 March, 2005; (f) 07 March, 2005; (g) 07 March, 2005; (h) 07 March, 2005; (i) 07 March, 2005; (j) 07 March, 2005; (k) 07 March, 2005; (l) 07 March, 2005; (m) 07 March, 2005; (n) 07 March, 2005;



PRESENTATION TO ANALYSTS AND INVESTORS IN TOKYO, JAPAN

Sydney, 8 March 2005

Aristocrat Leisure Limited (ASX: ALL) today gave a presentation to analysts and investors in Tokyo, Japan. The presentation provides information on our Japanese operations and the Japanese gaming market. A copy is attached.

John Carr Gregg
Company Secretary



Welcome Investors and Analysts

Tokyo, Japan
8th March 2005





Japan Snap Shot

Rob McLoughlin
International Operations

Japan



Staff Introduction

- Toshio Yoshimatsu – President
- Takao Morita – GM Finance
- Yoshio Suzuki - GM Operations
- Hiroyuki Sasaki - GM Marketing
- Hirohisa Tokiwa – GM R&D – Hardware
- Tetsu Toi – GM R&D – Software
- Noriko Koda – Manager HR/ Compliance

Agenda

- Definitions
- The Sequence of Events
- The Product
- The Market
- Aristocrat Business Model
- Performance
- Opportunities
- Vision
- Questions

ARISTOCRAT

The Sequence of Events

- Apr 1993 Tasked with acquiring gaming approval in Japan
- Jun 1994 Lodged application
- Dec 1998 NDK Board Approval received
- Apr 1999 Approval commences
- Sep 1999 First employee hired
- Jan 2000 Manufacturing agreement signed with Sammy Corporation in Japan
- Feb 2000 Game Development Agreement signed with independent AI Systems
- Jun 2000 Joint Sales Company formed with Sammy

The Sequence of Events

- Jul 2000 First Game "X-One" submitted – "sacrificial"
- Aug 2000 All systems implemented
- Oct 2000 Signed Agents
- Lodged game "Triple Shooter"
- Submitted 48 Prefectural Approvals
- Employed Sales Staff
- Nov 2000 Game 1 Submission rejected
- Dec 2000 Game 2 approved
- Sept 2002 Kyojin no hoshi 1 released (highest performing game)



The Sequence of Events

DELIVERIES COMMENCED
21st JANUARY 2001...



15 MONTHS
AHEAD
OF SCHEDULE

ARISTOCRAT

The Product

What is Pachinko?

- Electro mechanical device
- Ball bearing operated
- May incorporate LCD screen
- Similar in size to pachislot
- High skill level required
- Prize redemption external of venue
- Conveyer systems cleans, dries and supplies ball bearings directly to machine
- Have existed for over 80 years

The Product

What is a Pachislo?

- 3 or 5 Reel stepper (electro-mechanical)
- 3 skill stops
- Token operated
- Up to 8 RTP% options (some over 100%)
- Prize redemption external of venue
- Conveyer system cleans, dries and supplies tokens directly to machines
- Approximately 850 venues are 100% Pachislo
- The majority operate both Pachinko and Pachislo
- Have existed in limited number since early 1920's
- Major growth in market share since 1980.

The Product

"Kyojin-no-hoshi"


巨人の星

- Primary game on 3 Main Reels
- Secondary game on 2 outer ½ width reels
- Incorporates a game "Navigation System"
- Really does require skill
- Developed from "Manga" comic book hero
- Licensed product
- 4 Art Clone iterations
- One of the most successful games in the 2003 Market
- Designed in-house
- Mr Tokiwa (H/W)
- Mr Toi (S/W)
- KnH 1 Over 60,000 units since release
- Kyojin no hoshi 2 Still selling – 41,245 to end 2004 – "Long leg game".

The Product

"Mahha go go go"



- 3 Reel stepper
- Incorporates a 7" LED screen
- Licensed from "Speed boy" character
- Screen animation by external designer – Banpresto
- Designed in-house
- Over 40,000 units delivered in 2003
- "One shot game"

Legalised gaming – US$1,000bn & increasing…



UK/ Europe – US$168b+
Asia (incl China) – US$65b
Canada – US$27b
USA - US$305b
Japan – US$290b
Africas – US$11b
Oceania - US$47b
South America – US$45b

Legalised gaming – all forms of gaming under government regulatory requirements & licensing

Legalised gaming – the biggest sectors are…

Global Gaming
Total Value $1,000 bn


15%
4%
10%
6%
33%
32%

Totes / Fixed Odds | Sports | Casinos | Street | Lotteries | Other

- 65% of the total value of legalised gaming is channelled through to casinos and the street market
- In emerging countries, lotteries are typically the principal form of legalised gaming
- Other includes internet gaming which is currently immaterial

Source: GBGC 2002 Annual review

Legal Gaming Per Capita

	Gaming (US$ bn)	Population (Millions)	Gaming Per Capita (US$)
Japan	290	127	2,283
TOTAL	**958**	**6,273**	**153**

- On a per capita basis, Japan is by far the largest, followed by Oceania and North America
- US$15 per capita average increase globally would add US$100bn to the total gaming industry
- Increasing European per capita turnover to level of USA would increase turnover by US$600 bn

Significant potential over the next 20 years

	Current Gaming (US$ Bn)	Annual GDP Growth %	Annual Population Growth %	**2024** Gaming (US$ Bn)
Japan	290	1%	0.1%	405
		Source: world bank 2004 data and forecasts		

Scenario analysis using:

- annual GDP growth and population growth projections.

The continued proliferation of legalised gaming, together with global growth will result in continued long term growth for the industry

The statistics (gaming turnover)

all figures in US$bn		Totes / Fixed Odds	Sports	Casinos	Street	Lotteries	Other	Total
1	Japan	34.4	17.1	-	228.8	9.4	.	289.5

Source: GBGC 2002 Annual Review

- EGM's account for c.75% of the total (slots, AWP's, VLT's, FOBT's, Pachinko, Pachislot)
- Casinos and street markets are 65% of total
- Japan amusement and US casinos equal 45%

ARISTOCRAT

Which sectors are growing?

Sector	Japan
Casinos	• Promulgation of casino bill (destination casinos) • 2007+ timeframe • 50,000+ slots
Routes / Gaming machines	• Pachinko market is large but has slow growth • Pachislot may be impacted most by Reg 5 in the medium term
Lotteries/ VLTs	• Traditional lotteries stagnant at US$9-10bn per annum

•Most sectors are growing but at different rates in different regions. We believe the most significant and identifiable growth in the planning term will arise from:

•Casinos - ***Japan***



Japan in the Global Market

Warning:

- Accurate Statistics are difficult to acquire.
- Must be understood in context.





The Market

- Pachislo/ Pachinko – Operate under "Food and Entertainment Law".

Note: For the purpose of this briefing – consider as gaming machines




Horse racing
Horse racing expenditure (¥tr)
5
4
3
2
1
0
25%
20%
15%
10%
5%
0%
-5%
-10%
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003F 2004F 2005F
Horse - JRA (LHS)
Horse - Local (LHS)

• Slow decline

• Substantial decline


Bicycle, motor bike, motor boat
Bicycle, motor bike, motor boat expenditure (¥tr)
6
5
4
3
2
1
0
2%
0%
-2%
-4%
-6%
-8%
-10%
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003F 2004F 2005F
Bicycle (LHS)
Motor boat (LHS)
Motor bike (LHS)

Pachinko & Pachislo (Yen Trillion)



60
50
40
30
20
10
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003F 2004F 2005F
Purchase of Pachinko balls
Purchase of Pachislo medals

Source: Yano research Japan

- Pachislot/Pachinko substantial growth

Lottery sales (Yen Billion)



12
10
8
6
4
2
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003F
Nationwide Jumbo
Other
Numbers
Kanto, Tohoku, Chubu
Nationwide Normal
Lotto 6

Source: Yano research Japan

- Stable growth
- Constant new entrants

Regulatory Structure (Pachislo)


National
Public Safety Commissioner
National Police Department
Prefectural
Public Safety Commissioner
Security Electric Communication
Technique Association (SECTA)
Metropolitan/Local
Prefectural police Department
Manufacturers
Distribution Agents
Gaming hall

Regulations are formed at the national level and enforced by the police at the regional or local level

Associations (Pachislo) Industry



Jilokai
Nichidenkyo
Manufacturer
Facility Maker Dealer
Zenshokyo
Kaidoyusho
Distribution
Agents
Zennichi Yuren
Gaming Hall
Nichiyukyo

- While appearing complex, the major industry association is the NDK

The Market – Structure

- Between 19 to 23 Pachislo Manufacturers at one time
- Two foreign:
  - Aristocrat
  - IGT
- Controlled by the National Police Agency
- Mandatory membership of Manufacturers Association – NDK
- NDK has subsidiary Patents company
- NDK sells official seals to manufacturers
- Seal income is distributed to Patent holders
- Pachinko – By individual negotiation.

The Market

- Three Tier 1 manufacture vs other (Tier 2 and Tier 3)


Sammy group
Sammy
Rodeo
Aristocrat
IGT
Yamasa
Aruze Group
Aruze
Electro-coin Japan
Macy
Mizuho
Others
Tier 2
Tier 3

- The industry is consolidating and large groups are forming which tend to dominate the market.

Japanese Amusement Machines
Historical Data



Units
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Pachislot IB	695,782	700,332	767,584	880,090	1,004,642	1,139,356	1,323,729	1,459,233	1,606,123	1,660,839
Pachinko IB	3,936,200	4,053,026	4,100,466	3,883,343	3,706,004	3,570,440	3,431,573	3,327,022	3,257,939	3,231,105
Pachislot Sold	375,062	350,596	423,993	525,866	775,019	932,705	1,134,341	1,290,719	1,501,894	1,842,392
Pachinko Sold	3,209,901	3,716,599	3,942,063	2,847,838	2,327,731	3,128,054	3,368,839	3,230,489	3,174,079	3,686,677

The Market


World installed base of gaming machines - 2004
Japan - Pachinko
Japan - Pachislo
North America
Australia
South America
Europe
NZ
Africa
Asia
0
500000
1000000
1500000
2000000
2500000
3000000
3500000
Number of installed machines

There are 20 times the number of new machines sold in Japan annually than the rest of the world

Japan has over 80% of the world's installed base…and over 90% of annual machine sales

The Market

Installed base of Pachislo machines in Japan to 2005


Installation Units
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
81
83
85
87
89
91
93
95
97
99
01
03
05E
'85 Reg 2
'90 Reg 3
'92 Reg 4
'04 Reg 5

- There has been a history of impediment to Market growth
- In particular 1986 and 1995
- Impediment or control is generally by Regulatory Change
- The Market is however resilient

2004 Estimation

Manufacturer	Units
1. Sammy	605,000
2. Diato	230,000
3. Olympia	215,000
4. Yamasa	140,000
5. Kita Elc.	90,000
6. Aruze	70,000
7. Aristocrat	55,000
8. Sankyo	50,000
Other (less than 2%)	145,000
TOTAL	**1,600,000**

- **Estimation of Installation units at end of 2004.**

The Market

Pachislo Slot Market Share

	1999	2000	2001	2004 Est.
Aruze	39.60%	39.30%	16.70%	4.5%
Sammy	7.80%	13.50%	30.20%	38.4%

Sammy – 3 years, 4 fold increase
Aruze – 3 years, over 50% decrease

Japan market is volatile!!

The Market – Structure



- 30 million players - 33% of adult population
- 15,500 locations (18,500 in 1995)
- ¥700,000 pa expenditure per player
- Installation statistics:
  - 320 machine average per hall
  - 4% less than 100
  - 78% 100-300
  - 17% 300-500
  - 1% greater than 500 - expanding
- Industry is 1.5 times the size of the Japanese Domestic Auto Industry – 7.5% GDP
- Machine base - 65% declining Pachinko and 35% expanding Pachislo
- This trend is being arrested by the introduction of Regulation 5

Markets

- **Japan is four (4) distinct markets**



Hokkaido
Sapporo
Hachiro-gata
Akita
Sendai
Honshu
TOKYO
Fuji
Yokohama
Nagoya
Osaka
Kobe
Hiroshima
Kitakyushu
Fukuoka
Kyushu
NORTH KOREA
SOUTH KOREA
NAMPO-SHOTO
BONIN ISLANDS

- Eastern Japan
- Western Japan
- Osaka (delayed decision process)
- Okinawa (30 Pai token)

Aristocrat Business Model



Misato
Warehouse
Rebuild Production
1 hour
Kanda
HO
R&D
Sales
3 ½ hours
Osaka
Sales

Permanent staffing – end January 2005

• Administration	2
• Finance	5
• Operations	11
• Sales	
Agent	10
Direct	5
• Marketing	5
• QC	2
• R&D	18
• I.T.	2
TOTAL	**60**

Aristocrat Business Model

- Highly focused team effort
- Associate with world class companies
- Multiple Creative centres – internal/external (as required)
- Multiple Distribution channels
  - Direct
  - Agent (Area specific)
  - Agent (National chain)
- Integrate – do not manufacture
- Maintain 100% "plug and play"


AERO GUNS

Aristocrat Business Model

- Deliver a product range that allows Aristocrat to be competitive in any area in Japan.
  - Increase range to cover all geographic regions, all gaming categories and all price ranges.
- Provide flexibility to respond to an increasingly dynamic market place.
  - Built an organisation that adapts to changing domestic environments, changing market requirements for products & services and provides fast response to individual customer orders.
- Minimise total cost of Supply Chain.
  - Perform only those activities which are valued by stakeholders.
- Aristocrat Japanese operations focuses on the "total system" built from standard, interchangeable sub-assemblies and components.
- Establish relationships with carefully selected organisations and suppliers to harness external creativity, minimise risk and achieve lowest total cost.

ARISTOCRAT

Aristocrat Business Model

Marketing	
Product	**- 3 and 5 reels** **- LCD 7 inch, ½ screen, full screen.**
Pricing	**- ¥ 350,000 – ¥ 400,000**
Promotion	**- Deliberate product "leak"** **- Media release** **- Agent release (Tokyo, Osaka, Nagoya)** **- Direct release (Tokyo, Osaka)** **- P.O.S.** **- Internet** **- Mobile phone network**
Distribution	**- Direct sales team** **- Local area agents** **- National agents**

Aristocrat Business Model

Key Strengths and Weaknesses
Commitment to R & D → over 1/3 of staff
Strategic alignment → Sammy Corp and others
Product range → leading edge
Reputation → Excellent
Geographic coverage → Expanding → Osaka sales office
Operational efficiency → Constant improvement
Key relationships → Growing

Aristocrat Business Model – Major focus 2005

- Further develop Sammy relationship – currently excellent
- Protect Revenue and profit position
- Reduce cost
  - Product
    - ¥10,000 multiples
    - Modularisation
    - China components
  - Operations
- Grow Margin
- Expand into alternative Revenue streams e.g.
  - Casino 2007
  - Pachinko
  - I-mode
  - Play station 2
  - Amusement providers
  - Components – New/Rebuild



ARISTOCRAT

Decision Process

- Research→ Conception→ Submission→ Approval→ Release→ Installation

  1 month 6-9 months 3 months 3 months 2 months

- 12 -18 month process
- Build then sell
- Unsold inventory is standard business risk
- Key decision points
  - Submission
  - Release

Performance 2004



- Released "Daruma neko" in April
- Sold 31,793 units
- Game ranked 7 of 35 nationally.
- "One shot game"

Kyojin no hoshi 2



- Released Kyojin no hoshi 2 in August 2004
- 2nd in series
- Sold 41,245 units
- Kyojin no hoshi 1 – 1st 5 reel game – Aristocrat holds patent
- Game ranked 6 of 35 nationally
- Still selling today
- Kyojin no hoshi 1 ranked no.1 for 9 weeks.


It's All About
PERFORMANCE

The Plan - 2001

OBJECTIVE: TO DEVELOP AS -

A MAJOR FINANCIAL POWER HOUSE FOR ARISTOCRAT

From January 2001 presentation to Board and Executives

ARISTOCRAT

Segment Revenue* Split


2003 Segment Revenue by region
Other
11%
Australia
30%
$1,016
million
North
America
23%


2004 Segment Revenue by region
Other
13%
Australia
25%
$1,142
million
North
America
32%

* Revenue excluding interest

* 2003 results are pre one-off adjustments

Segment Contribution Profit* Split


2003 Segment Contribution
Profit by region
Other
12%
Australia
41%
$205.1
million
Nth
America
4%


2004 Segment Contribution
Profit by region
Other
14%
Australia
30%
$328.1
million
Nth
America
32%

* Excludes unallocated expenses, interest and tax

* 2003 results are pre one-off adjustments



Performance

How did Japan perform?

FY	2001	2002	2003	2004	Consolidated
Units	34,004	37,883	83,687	85,387	240,961
Revenue	136.1m	180.8m	360.7m	336.8m	1,014.4m

Field Objective:
"Bust the Billion Barrier in 2004"

Key Statistics

	2001	2002	2003	2004
Games Sold (units)	34,004	37,883	83,687	85,387
Total Revenue per unit (A$)	4,006	4,787	4,310	3,944
Staff Numbers (FTE at 31 Dec)	30	37	48	61
Revenue per FTE (A$)	4,541,100	4,901,216	7,515,063	5,520,705
Units per FTE	1,133	1,024	1,743	1,400

- **Revenue declined 6.6%**
- **Profit declined 10.8%**
- **Unit sales increased 2%**

- "Build and Sell" – Inventory provision
- "Drive Business" – Margin impact
- Strong Australian dollar
- Higher trade in allowances
- Model mix

Performance - Opposition


(C)Sammy2003/(C) 武論尊 , 原哲夫

2004 Competitive Environment:

- Sammy sold almost 600,000 “Hokuto-no-ken”
  - Plus delivered 50,000 in Q4 2003
  - Total 630,000 units
- Rodeo sold approx. 200,000 (Wholly owned Sammy brand)
- 800,000 equates to almost 50% of sales in 2004

Opportunities going forward

- Pachislot- Build on success
- Casino – Substantial opportunity
  - » Est. in Japan
  - » Approved manufacturer
  - » No. 2 World casino supplier
  - » Casino bill Q1/2005
- Pachinko – Reviewing
- I . Mode – Develop business
- Play station 2 – Develop business
- Amusement – Develop business

7 Samurai Rules

- A Japanese Samurai wrote a textbook for survival titled "The Book of Five Rings", first published in 1645

- Miyomato Musashi's counsel is particularly appropriate when adopted, adapted and applied to today's turbulent economic climate. Musashi taught the following strategy:

1. Study the enemy
2. Avoid predictable attacks
3. Use more than one weapon
4. Plan logically, attack emotionally
5. Deal with perception, not sight
6. The right power against the enemy at the right time brings more power
7. Do not intend to wound but to kill



It's perhaps worth noting that Musashi **never** lost a battle!

Vision



- Build on success in Japan





Japan Business Review

Toshio Yoshimatsu

8th March 2005


ARISTOCRAT

Japan Gaming Market Overview


ARISTOCRAT

Recreation Industry in Japan

Category	2002	2003	Yearly Change
1. Sports			
Market size (billion yen)	4,538	4,467	-1.6%
2. Hobby			
Market size (billion yen)	11,696	11,493	-1.7%
3. Leisure			
Market size (billion yen)	56,079	55,736	-0.6%
4. Tourism			
Market size (billion yen)	10,813	10,459	-3.3%

ARISTOCRAT

Leisure Industry in Japan

(Billion Yen)

Category	2002	2003	Yearly Change
1. Games	30,414	30,780	1.2%
(Pachinko/Pachi-slot)	29,250	29,634	1.4%
2. Food and Beverage	18,081	17,812	-1.5%
2. Gambling	7,169	6,768	-5.6%
4. Karaoke	415	376	-9.4%
Total Leisure Business	56,079	55,736	-0.6%

Country Demographics



18/19
20
30
40
50
60
Age
0
5
10
15
20
Population (Million)
Male
Female

- Highlights over 18's
- Total Market 90 Million people
- KKAT focus – 30-50 Age group
- Other Manufacturers focus on under 30's

Breakdown of a Player's Age

Age	Pachi-slot Players %		
	Male	Female	Total
Under 20	6.7%	2.5%	5.5%
20 - 29	39.0%	35.0%	37.8%
30 - 39	28.2%	28.8%	28.3%
40 - 49	14.2%	12.5%	13.7%
50 - 59	8.0%	14.4%	9.9%
60 - 69	3.6%	6.3%	4.4%
Above 70	0.3%	0.5%	0.4%
	100.0%	100.0%	100.0%
Average Age	34.0	37.3	34.9

Leisure spend

YEN

Stage	Age	Pocket Money per Month
•Late teens	18~19	12,700
•Freetor	20~34	36,800
•Young Family Heads	30~40	21,500
•Working Mother	30~	25,800
•Pre-Retirees	55~57	32,300
•Retirees	60~	45,700
•Post-Retirees	70~	33,400

Number of Pachi-slot players


17.4
28.1
24
19.2
1
2
3
4

*1. Current Player 17M
*2. Potential Player 24M
*3. Interested Player 19M
*4. Uninterested 28M

Key Assumptions (R5)

Pachinko & Pachi-slot

- Short time check (1 hour) of payout medals
- 10 hours check of payout medals
- Long time check (17,500 games) of Payout

Only for Pachi-slot

- Simulation test (1hour / 10 hours / 17,500 games)

↓

Disadvantage for Pachi-slot Industry



Pachi-slot Business

Pachislot Business Process


R & D Process
Developmen
6 months - 18 months
Examination by SECTA
3 months
Approval by SECTA
NPA application in all Prefectures
1 month
Production Process
Purchase order - Long lead Time Parts
4 months
Other Common Parts Order by Sammy
- Aristocrat Parts Shipment to Sammy
- Integration by Sammy (New Machine)
2 months
Kashime (Mainboard put into Cabinet)
Halls
Marketing & Sales Process
- Sales promotion materials
- Media Rlease
1 month
- Exhibition for Game Launch
- Agent Meeting
Receipt Sales Orders and Contract
Documents
- Machine No. List
- NPA Application by customers
- Delivery Method
Sales Activities
1 month
Collection Process
Following Month End (30% Cash 70% PNs)
ARISTOCRAT

Development Process

1. **Research & Analysis**
   *1. Development Plan, *2. Market Research, *3. Analyze Competitor
2. **Make planning and project**
   *4. Make a selection of the subject, *5. Draw up a plan
3. **Confirmation of plan**
   *6. Confirmation of the documentation for the plan
4. **Prototype**
   *7. Basic Design, *8. Full design, *9. Payout medal design
   *10. Program design, *11. Draw up Data, *12. Substantial test
5. **Applicable machine**
   *13. Finalized an application machine, *14. Comprehensive Test
6. **Documentation**
   *15. Preparation of document, 16. Make a change in the document
   *17. Confirmation of the document
7. **NDK member check**
   *18. Machine check of NDK member
8. **Machine model check**
   *19. Machine model test *20. request of documentation copy
   *21. Received a copy of the approved documentation
9. **Registration to 50 prefecture police offices**
   *22. Preparation of official documentation
   *23. Submit official documentation

SECTA & Police Agency


SECTA
Public Safety Commission
Manufacturer
Halls
Police Office
*1
*2
*3
*4
*5
*8
*9
*7
*7
*6
*6

*1 Submit New Game machine to SECTA
*2 Waiting for approval from SECTA
*3 Register the machine to 50 prefectural office
*4 Received a Notice of approval
*5 Send the Agreement
*6 File to police application
*7 Get authorization
*8 Shipment
*9 Hall Instlation

Production Process


Sales Plan
Production Plan
Import Parts
Units Kit
Domestic Parts
Parts Inspection
Assembling
Finished Body Inspection
Packing
Sorting Out Each Halls
Receiving Main Boards
Inspection of Main Board
Delivery to Hall



Sales Networks

- Direct Sales 10%
- KK Trade 30% (Nationwide)
- Agent
- Big Client of Hall
- Strong tie up Artcherry Club 15 Agents

Current Market Status

- Trend towards large screen LCD games
- Increase games with Manga cartoon (Popeye etc.)
- No manufacturers have approvals of Reg. 5 games.
- Manufacturers looking to maximise remaining Reg. 4 games.

Key Strategies

- **Targeted Market Sector**
  - 30 to 60 age
  - Less “fad” driven
- **R&D Enhancement**
  - 3 teams to 4 teams (Increase submissions to SECTA)
  - Shift from 5 reels & Dot matrix type machine to LCD
- **Maintain Collaboration with Sammy**
- **Marketing Enhancement**
  - Shopping for Characters (Animation/ Cartoons) for new games
  - IT linked directly with big Pachinko Halls (Receiving Orders)
- **Maintain Strong Relationship with Agents**
- **Develop New Pachi-slot Model**
  - Component Block Minimize Production Lead Time
  - Reduced Parts Product Cost Reduction

Breakdown of a Player's Age

Age	Pachi-slot Players %		
	Male	Female	Total
Under 20	6.7%	2.5%	5.5%
20 - 29	39.0%	35.0%	37.8%
30 - 39	28.2%	28.8%	28.3%
40 - 49	14.2%	12.5%	13.7%
50 - 59	8.0%	14.4%	9.9%
60 - 69	3.6%	6.3%	4.4%
Above 70	0.3%	0.5%	0.4%
	100.0%	100.0%	100.0%
Average Age	34.0	37.3	34.9

Leisure spend

YEN

Stage	Age	Pocket Money per Month
•Late teens	18~19	12,700
•Freetor	20~34	36,800
•Young Family Heads	30~40	21,500
•Working Mother	30~	25,800
•Pre-Retirees	55~57	32,300
•Retirees	60~	45,700
•Post-Retirees	70~	33,400

Game Software Ranking

Rank	Game Title	Units (in thousand) *
1	Dragon Quest	30,000
2	Final Fantasy	22,532
3	Street Fighter	13,000
4	Rock Man	9,600
5	Powerful Professional Base Ball	9,430
6	SIMPLE Series	9,110
7	Super Robot War	8,630
8	SaGa	8,600
9	Bio-Hazard	8,500
10	SIMPLE 1500 Series	8,060
11	Play King Duel Monster	7,760
12	Nobunaga-no-Yabo	7,100
13	Winning 11	6,730
14	Grand Tourist Mo	6,500
15	San-Gokushi	5,900

*: Factory shipment basis units

Weekly Magazine Ranking

Rank	Book Title	Publisher	The number of copies
1	Weekly Shonen Jump	Shuesha	2,994,897
2	Weekly Shonen Magazine	Kodansha	2,721,633
3	Colo Colo Comic	Shogakukan	1,198,333
4	Weekly Shonen Sunday	Shogakukan	1,160,913
5	Weekly Yung Jump	Shuesha	1,136,666
6	Young Magazine	Kodansha	1,044,489
7	Big Comic Original	Shogakukan	1,030,000
8	Big Comic	Shogakukan	677,916
9	Morning	Kodansha	584,167
10	Weekly Shonen Campion	Akita-shoten	500,000
11	Weekly Manga Golaku	Nihon-bungeisha	500,000
12	Weekly Manga Times	Hobunsha	500,000



How to Penetrate Market

- Concentrate on Market Segment
- Maintain art clone iterations
- Technology leader
- Same time communication
- Logistics Efficiency
- One-Shot Delivery and Quick installment of Machines to Halls
- IT Linked Directly with Big Pachinko Halls (Receiving Orders)

Plan 2005 Summary

- Continued success with Street Fighter 2 and other games
- Market uncertainty due to the effects of Regulation 5
- Planned submission Regulation 5 game
- Focus on market penetration through competitive market sector games
- Maintain collaboration with Sammy Corp
- Improve geographical reach and sales force efficiency

New Business Opportunity

CASINO Business

- A Joint Committee, cooperation of 106 LDP and 68 DPJ members.
  - –Symposium - November 2004
  - –A draft of the Casino Law will be prepared based on each agency & ministry in the government.



Current Target:

To start Casino in Japan in year 2007

People's Interests in Casino

Having an interest in Pachinko/Pachi-slot 15.8%	Having an interest in both Pachinko/Pachi-slot and Casino 19.9%
No interests in Gaming 53.8%	Having an interest in Casino 10.5% New Market



Management Philosophy

- Speedy Action & Concentration
- Timely Decision
- Strong Leadership
- One Company One voice





KKAT Motto

貴	楽	創	世
ki	raku	so	sei

Aristocrat helps in the development of enjoyable games while pioneering world creativity.





Finance Review

8th March 2005



Takao Morita

Key Financials

	2001 A$m	2002 A$m	2003 A$m	2004 A$m
Segment Revenue	**136.2**	**181.3**	**360.7**	**336.8**
Segment Contribution Profit	**22.4**	**26.7**	**87.7**	**78.2**
Segment Contribution Profit as a % of revenue	*16.4%*	*14.7%*	*24.3%*	*23.2%*
Segment Funds Employed	**20.3**	**24.1**	**30.6**	**43.1**
Segment Contribution Profit as a % of Funds Employed	*110%*	*111%*	*287%*	*181%*
Capital Expenditure	**0.6**	**1.3**	**1.0**	**1.3**

Key Statistics

	2001	2002	2003	2004
Games Sold (Units)	34,004	37,883	83,687	85,387
Total Revenue per unit (A$)	4,006	4,787	4,310	3,944
Staff Numbers (FTE's at 31 Dec)	30	37	48	61
Revenue per FTE (A$)	4,541,100	4,901,216	7,515,063	5,520,705
Units per FTE	1,133	1,024	1,743	1,400

Competitors' review in 2004

- Sammy Sold a biggest hit game (611,000 units, AU$ 2.7bn)
- Aruze decline rapidly
- Small companies growth by one hit game
- Rise in share prices of all Pachinko/Pachislot listed companies (Except Aruze)

Customers' Payments

- General Payment Due
  - The following month end of delivery
- Standard Payment Term
  - 30% Cash
  - 70% Promissory Notes with 5 equal monthly payments (due date start from the following month of receipt of PNs)
- Agent has direct responsibility for the collection.
  - If not collected or PN dishonored, agent must compensate the amount

Risk Management

- Game failure
  - Market research
  - QC
  - Stand by Games
- Inventory
  - Accurate forecasting
  - Approval process
  - Increase generic parts
- Bad Debts
- Fake ROM (sample)

Disclaimer

•This document and any oral presentation accompanying it has been prepared in good faith. However, no express or implied warranty is given as to the accuracy or completeness of the information in this document or the accompanying presentation. All statutory representations and warranties are excluded, and any liability in negligence is excluded, in both cases to the fullest extent permitted by law. No responsibility is assumed for any reliance on this document or the accompanying presentation.

•Without limiting the above, this document and any accompanying presentation may contain forward looking statements based on estimates, assumptions and expectations of the Company that, while used in good faith, necessarily involve (i) subjective judgments; (ii) inherent uncertainties; and (iii) significant contingencies, many of which are beyond the Company's control or reflect future business decisions which are subject to change. Therefore, there can be no assurance that the Company's actual or future results, or subsequent forecasts, will not vary significantly from such forward-looking statements. Aristocrat does not assume any obligation to update any of the estimates, assumptions or expectations underlying such forward looking statements. Certain data included herein has been obtained from alternative external sources and as such may be inconsistent given differing underlying assumptions and sources.

•Disclosures herein are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Refer Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Refer Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Refer Annexure A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
478,587,962	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,303,250	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 09 March 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 09 March, 2005	
Number & Class of Securities	(a) 52,000 ordinary shares; (b) 10,000 ordinary shares; (c) 11,250 ordinary shares; (d) 40,000 ordinary shares; (e) 80,000 ordinary shares; (f) 2,000 ordinary shares; (g) 20,000 ordinary shares; (h) 10,000 ordinary shares; (i) 75,000 ordinary shares; (j) 175,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $6.0105 per share; (b) $3.9125 per share; (c) $6.5403 per share; (d) $5.9531 per share; (e) $3.9125 per share; (f) $6.5403 per share; (g) $3.9125 per share; (h) $3.9125 per share; (i) $3.9125 per share; (j) $5.9531 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 09 March, 2005; (b) 09 March, 2005; (c) 09 March, 2005; (d) 09 March, 2005; (e) 09 March, 2005; (f) 09 March, 2005; (g) 09 March, 2005; (h) 09 March, 2005; (i) 09 March, 2005; (j) 09 March, 2005;


ARISTOCRAT

PRESENTATION TO ANALYSTS AND INVESTORS IN LAS VEGAS, USA

Sydney, 11 March 2005

Aristocrat Leisure Limited (ASX: ALL) today gave a presentation to analysts and investors in Las Vegas, USA. The presentation provides information on our American operations and the American gaming market. A copy is attached.

John Carr-Gregg
Company Secretary

Welcome!

Investor and Analyst Tour

Las Vegas, Nevada USA

March 10, 2005


ARISTOCRAT

Executive Team

Gavin Isaacs	President
Melissa Adams	Senior Director, Business Development
Simon Ashley	VP Finance
Robert DelRossi	VP R&D
Sean Evans	VP Sales
Ron Jeffrey	VP Systems
Jennifer Martinez	VP Human Resources
Michi Scola	VP Operations
Walt Stowe	VP Legal and Compliance
Jason Walbridge	VP Technology Services
Kent Young	VP Marketing

ARISTOCRAT

Disclaimer

This document and any oral presentation accompanying it has been prepared in good faith. However, no express or implied warranty is given as to the accuracy or completeness of the information in this document or the accompanying presentation. All statutory representations and warranties are excluded, and any liability in negligence is excluded, in both cases to the fullest extent permitted by law. No responsibility is assumed for any reliance on this document or the accompanying presentation.

Without limiting the above, this document and any accompanying presentation may contain forward looking statements based on estimates, assumptions and expectations of the Company that, while used in good faith, necessarily involve (i) subjective judgments; (ii) inherent uncertainties; and (iii) significant contingencies, many of which are beyond the Company's control or reflect future business decisions which are subject to change. Therefore, there can be no assurance that the Company's actual or future results, or subsequent forecasts, will not vary significantly from such forward-looking statements. Aristocrat does not assume any obligation to update any of the estimates, assumptions or expectations underlying such forward looking statements. Certain data included herein has been obtained from alternative external sources and as such may be inconsistent given differing underlying assumptions and sources.

Disclosures herein are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

North America Market Overview


ARISTOCRAT

North America Gaming Category Definitions

Class III

- Random number generator
- State regulated (gaming body)/ Compact related
- Tribal, land based, water based

Class II

- Bingo electronic device
- Centrally determined outcome
- Game must replicate 'bingo game'
- NIGC regulations

VLTs (can be Class III)

- Video lottery terminal
- State regulated (lottery department)
- Some form of central monitoring
- Racetracks, bars/taverns

Central Determination

- Electronic tickets
- State regulated (compact and lottery)
- Game outcome determined outside of device
- Racetracks, tribal casinos


ARISTOCRAT

North America Total Installed Base

Gaming form	Estimated number of slots	Number of states	Primary states
Class III			
Commercial casinos	342k	11	Nevada, New Jersey, Mississippi
Native American gaming/casinos	170k	26	California, Minnesota, Arizona
Racetracks & VLTs (Class III)	110k	8	Montana, New York, West Virginia, South Dakota
Cruise Ships	30k	1	Off Florida
Caribbean	18k		Puerto Rico, Aruba
Total estimated US Class III slot machines	**670k**		
Canada	36k		
Class II & Central Determination	70k	12	Washington, New York, Oklahoma, Florida
Total estimated slot machines	**776k**		

Source: Goldman Sachs and AGA Survey

There are 33 U.S. states that have slot gaming in the form of Class III or Class II. Individual states have been considering legislative changes to expand or introduce gaming due to budgetary requirements. While the majority of these bills have failed, the growth of slot gaming is expected to continue.



U.S. Central System Markets: (Monitoring & Determination)

WA
MGAM/SCI
OR
GTECH
MT
SCI
SD
SCI
CA
MGAM
NM
SCI
LA
IGT
NY
MGAM
PA
GTECH
ME
SCI
Maine
New Legislation
RI
GTECH
DE
GTECH
WV
IGT
Central Monitoring
Central
Determination


ARISTOCRAT

Canadian Central System Markets: (Monitoring)

Alberta
PGIC
Saskatchewan
WCLC
Manitoba
IGT
Québec
SGMS
Newfoundland
GTECH
Prince
Edward Is.
GTECH
Nova
Scotia
GTECH
New
Brunswick
GTECH
Central Monitoring


ARISTOCRAT

North America ATI Market Share* (Class III)

CANADA
British Columbia: 4,939-9.8%
Alberta: 6,510-5.82%
Saskatchewan: 2,014: .11.5%
Ontario: 22,412: .79%

Oregon 5,921 40.82%
Idaho 720 34.17%
Nevada 217,000 4.33%
California 51,900 8.74%
Arizona 11,807 4.53%
Colorado 16,241 18.49%
New Mexico 11,578 13.21%
North Dakota 2,970 19.80%
South Dakota 4,950 20.95%
Minnesota 23,539 27.26%
Wisconsin 14,360 18.14%
Iowa 14,987 12.12%
Missouri 16,015 3.44%
Illinois 9,820 7.68%
Michigan 21,446 8.42%
Indiana 16,005 5.72%
New York 4,763 8.08%
Connecticut 12,500 6.02%
New Jersey 42,406 3.39%
West Virginia 10,498 13.32%
Mississipp 44,065 3.44%
Louisiana 27,202
Florida

Western Region: 13.7%
Eastern Region: 6.9%

Western Region	17.8%
Midwest Region	12.7%
Eastern Region	7.7%
Southern Region	5.3%

CARIBBEAN & CRUISE SHIPS
Cruise Ships: 30,000-.17%
Caribbean: 18,210-4%

*As of September 2004



With the largest Class III markets being.....

State/Jurisdiction	Primary form of gaming	Total Slots	Total Video Reel Slots	Total ATI Video Reel Slots*	ATI Video Share	ATI Floor Share
Nevada	Corporate Casinos	217k	61k	8k	13%	4%
California	Native American	52k	24k	4k	19%	9%
Mississippi	Riverboat casinos	44k	12k	2k	13%	3%
New Jersey	Corporate Casinos	42k	9k	1k	14%	3%
Florida cruise ships	Cruise ship gaming	30k	3k	50	2%	<1%
Louisiana	Corporate Casinos	27k	8k	2k	23%	7%
Minnesota	Native American	24k	21k	6k	31%	27%
Other	Varies	234k	83k	22k	27%	10%
Total		**670k**	**221k**	**45k**	**21%**	**7%**

The Class III market predominately lies in 4 states -- Nevada, California, Mississippi and New Jersey. Currently they represent approximately 50% of the market.

*As of September 2004. Additionally, please note that market share information has been calculated off of actual numbers, not the rounded figures shown here.


ARISTOCRAT

North America Installed Base Shift: (Stepper, Video Reel, Video Other)

800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
Video other
Video reel
Stepper
Video reel share
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012

Source: ABN Ambro

The anticipated shift of the stepper installed base from approximately 45% to 35% over the next five years will result in substantial video slot opportunities.


ARISTOCRAT

Key Jurisdiction Updates

- California
  - Both ballot propositions failed in the recent election
  - TILG machines downgraded to Class II bingo games
  - Tribes now negotiating new compacts to increase number of slots over the 2,000 Class III limit in return for revenue share with state

- Florida
  - The state recently passed Amendment 4 to allow slots at pari-mutuels in Miami-Dade and Broward counties (subject to voter approval)
    - Broward County approved slots on March 8, 2005
    - Miami-Dade County voted against slots on March 8, 2005
  - Awaiting legislation

- Pennsylvania
  - Approved program could include up to 14 licensed slot machine venues with up to 61,000 machines
  - Requires Pennsylvania-based licensed slot suppliers (distributor model)
  - PAGCB expects to issue first slot license 12/05 – first slots late 2006
  - GTECH awarded five-year slot monitoring contract


ARISTOCRAT

Market Development: 2005 Opportunities

- Maryland
  - Senate passed a bill proposing 15,500 slots at 7 sites (4 tracks, 3 stand-alones)
  - The House version authorized 9,500 slots at 4 locations (no guaranteed track sites) and prohibits gaming in Suburban Washington D.C. and Baltimore
  - A compromise will have to be reached between the House and Senate versions of the bill

- West Virginia
  - To protect gaming revenue may allow racinos to morph into fully fledged casinos
  - A bill has been introduced to allow table games

- New York
  - Possibility of Catskills casinos


ARISTOCRAT

Legislative Watch List

State	Status	Total	Potential	
Maryland	Slots Legislation Proposed	9,500-15,500	Medium	2007/08
Texas	Casino Legislation Proposed	40,000	Low	2007/08
New Jersey	Meadowland Slot Legislation Proposed	1,500-2,000	Low	2006/07
Massachusetts	Casino Legislation Proposed	5,000	Low	2006/07
Florida	Pari-Mutuel Slot Legislation Proposed	7,000-12,000	High	2005/06
Minnesota	Lottery/Tribal Legislation Proposed	5,000	Low	2006
Kansas	Casino Legislation Proposed	5,000	Medium	2006



Installed Base by Manufacturer

North America Class III Market


Circa 400k
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
IGT
Aristocrat
Bally
WMS
Other

- **IGT dominates the slot supply market having a market share of approximately 70%.**
- **Aristocrat, Bally and WMS have market shares between 7%-10% with the residual to smaller players like Atronic and Konami.**


ARISTOCRAT

Installed Base by Manufacturer

North America Class III Market

Competitors	Total Installed 09/04	Market Share	% Ship Share (Q4/04)*
Aristocrat	48,349	7.22%	18.0%
Atronic	12,543	1.87%	-
Bally	62,044	9.27%	9.3%
IGT	464,218	69.35%	55.7%
Konami	10,288	1.54%	-
WMS	49,442	7.39%	17.0%
Other	22,500	3.36%	-
Total	**669,384**	**100.00%**	**100.0%**

*Excludes VLT markets where ATI has no presence.

***Ship share is calculated among the four largest suppliers, IGT, WMS, Bally and Aristocrat based on Merrill Lynch's approach to track market share and calculate share shift amongst them. (Source: Merrill Lynch). Additionally, due to reporting differences, Aristorcrat's ship share reflect U.S. only. IGT, WMS, and Bally reflect domestic and international gaming device sales (excluding Pachisuro and Barcrest games).**



Competitors vs. Aristocrat: (Recurring Revenue - Class III, Class II, VLTs)

Installed Base 12/04	
IGT	37,000
Aristocrat	5,294
WMS	5,021
Bally	10,514

Fee Per Day Per Unit		
IGT	$	84
Aristocrat	$	53
WMS	$	53
Bally	$	32


North America Recurring Revenue Install Base
Bally 18%
WMS 9%
Aristocrat 9%
IGT 64%
IGT
Aristocrat
WMS
Bally


Fee Per Day Per Unit by Manufacturer
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$84
$53
$53
$32
IGT
Aristocrat
WMS
Bally

*Source: As per company reported financials


ARISTOCRAT

The operators

- There are more than 750 commercial and Native American casinos (Class III, Class II, VLTs).

- The destination casino sector is relatively concentrated, soon to be dominated by two key players -- Harrah's Entertainment/Caesars Entertainment (50+ properties and 80k+ slots) and MGM Mirage/Mandalay Resort Group (25+ properties and 50k+ slots).

- The locals market remains relatively fragmented. Key operators include Ameristar, Boyd, Penn, Station Casinos.

- In addition to their gaming floors, operators are focusing on:
    - Other sources of revenues (room rates, food & beverage)
    - Expansion overseas to growth markets (Macau)
    - Expanding within the U.S. in current licensed jurisdictions (Nevada)
    - M&A transactions to build size


ARISTOCRAT

Systems Market Share By EGMs

North American Systems Market Share By EGMs

(Land-based Casinos)


Progressive Gaming 0%
None 2%
Unknow n 8%
IGT 22%
GSI 1%
Konami 1%
Bally 36%
Aristocrat-OASIS 30%



Systems Market Share By Venue


North American Systems Market Share By Venue
(Land-based Casinos)
Bally 132 20%
Konami 9 1%
GSI 7 1%
Unknow n 168 26%
Progressive Gaming 2 0%
None 45 7%
IGT 110 17%
Aristocrat-OASIS 180 28%

Our Business



Aristocrat Technologies At-A-Glance

- Established in the late 1960's under distributor model
- The delay in licensure resulted in limited penetration in key markets such as Nevada, Mississippi, New Jersey
- Received Nevada approval in 2000
- Acquired Casino Data Systems for approximately US$181 million in 2001 for its systems business and infrastructure
- Restructured and expanded operations to include the following functions:
  - Direct sales for slots and systems
  - Service support (Technology Services)
  - Integration and assembly
  - Systems and Games R&D teams
- Established three lines of business – proprietary games, recurring revenue, OASIS® Casino Management System
- Licensed in 178 jurisdictions
- Current work force of 550 staff, generating US$272.4 million of revenues in 2004


ARISTOCRAT

North America 2004 Performance

	2004 AUD$m	2003* AUD$m	Variance %
Segment Revenue	368.4	241.4	52.6%
Segment Contribution Profit	105.6	8.2	1,187.8%
Segment Margin	28.7%	3.4%	25.3Pts

- **Unit sales increased 35.8% to 12,312**
- **Recurring revenue units increased to 5,294 (up 92.2%) at US$53/day (up US$19/day)**
- **Total participation recurring revenue up 251.2% to $104.1million**
- **Significant improvement in game approvals in key states**
- **Margin improvement reflects revenue mix and leverage of fixed costs**

** 2003 results are pre one-off adjustments*


ARISTOCRAT

Recent Achievements

- Reduced barriers to entry
- Management changes
- Customer focus
- Process alignment
- Cost control
- Communication improvement
- Corporate governance
- Culture change


ARISTOCRAT

North America Sales: Streamlined Sales Structure

Vice President, Sales
Regional Sales Director WESTERN REGION
Regional Sales Director EASTERN REGION
Director Of Sales Operations
Senior Regional Manager Gaming
Senior Regional Manager Games
Senior Regional Manager Gaming
Senior Regional Manager Games
10 Account Executives
9 Account Executives



North America Sales: U.S. State-by-State Overview

North Dakota
2,970
Minnesota
23,539
Oregon
5,921
Idaho
720
South Dakota
4,950
Wisconsin
14,360
New York
4,763
Michigan
21,446
Nevada
217,000
Iowa
14,987
Connecticut
12,500
Indiana
18,005
Illinois
9,820
Colorado
16,241
New Jersey
42,406
Kansas
2,606
California
51,900
West Virginia
10,498
Missouri
16,015
Arizona
11,807
New Mexico
11,578
Mississippi
44,065
Louisiana
27,202
Western Region
Eastern Region
Florida Cruise Ships
30,000


ARISTOCRAT

North America Sales: Canada and Caribbean Overview

Canada


British Columbia
4,939
Alberta
6,510
Saskatchewan
2,014
Ontario
22,412
Western Region
Eastern Canada

Caribbean


FL
Bahamas
Caribbean
18,210
Turks and Caicos Islands
Puerto Rico


ARISTOCRAT

Order Fulfillment

From Australia
Production Line
Bill Acceptor
Printer
Oasis Player Tracking (Optional)
Graphics
EPROM
Final Quality Assurance Checks
Package For Shipping
Ship To Customer


ARISTOCRAT

North America 2005 Key Strategies

- Continue to capitalize on product performance and overall momentum
- Participation revenue focus
- Enhance product range
  - Multi-site progressive (MSP)
  - Stepper
- Content licensing
- Key account focus

Key Financials


ARISTOCRAT

Key Lines of Business (US$)

	FY 2004			FY 2003		
	Revenue	GM$	GM%	Revenue	GM$	GM%
Platform/Game Sales	146.6	61.5	42%	94.3	35.3	37%
Recurring Revenue	77.1	46.4	60%	22.8	8.8	38%
Systems	27.1	16.2	60%	19.7	11.0	56%
Other	21.6	2.2	10%	23.7	6.7	28%
TOTAL	**272.4**	**126.2**	**46%**	**160.4**	**61.8**	**39%**

Platform/Game Sales:

	FY04	FY03	Var			$'M
Units Sold	12,312	9,068	3,244	36%	Volume	12.6
ASP ($/unit)	11,906	10,394	1,512	15%	Price	13.5
						26.1

All 2003 figures stated are pre one-off adjustments


ARISTOCRAT

Recurring Revenue Margin (US$)

	FY 2004 Jackpot	Non-Jackpot	Total
Installation Base			
Opening	173	2,582	2,755
Closing	1,105	4,189	5,294
Net Change	932	1,607	2,539
Average	639	3,386	4,025
$'M			
Revenue	21.5	55.6	77.1
Costs	14.8	16.0	30.7
GM$	6.8	39.6	46.4
GM%	31%	71%	60%
Average $/day			
Revenue	92	45	53
Gross Margin	29 *	32	32

* costs in Jackpot include a significant fixed cost associated with running the MSP


ARISTOCRAT

Recurring Revenue (US$) Hypothetical *

	Installation Base			FY 2004		Annualised	FY 2005 Additions			FY 2005	
	Dec '03	Dec '04	Avg '04	$/day	Rev	Revenue	Units	$/day	Rev	$/day	Rev
Jackpot	173	1,105	639	92	21.5	37.1	1,000	80	14.6	88	51.7
Non-Jackpot	2,582	4,189	3,386	45	55.6	68.6	1,000	45	8.2	45	76.8
Total	**2,755**	**5,294**	**4,025**	**53**	**77.1**	**105.8**	**2,000**	**63**	**22.8**	**56**	**128.6**

* this is a hypothetical example only and should not be taken as a forecast


ARISTOCRAT

Leverage Fixed Cost Base (US$)

	FY 2004	FY 2003
Revenue	272.4	160.4
Gross Margin	126.2	61.8
GM%	46%	39%
SMG&A	47.6	56.9
Segment Contribution	**78.7**	**5.0**
	29%	**3%**
Translated into AUD	105.6	8.2


ARISTOCRAT

Positive Free Cash Flow (US$)

	FY 2004	FY 2003
North America	78.7	5.0
Latin America	9.8	(4.7)
Segment Contribution	88.5	0.2
Add back depreciation	14.7	9.8
Change in operating assets & liabilities	11.0	91.0
Tax paid	(11.2)	(5.9)
Operating Cash	**103.0**	**95.0**
PPE - Participation	(23.8)	(12.2)
PPE - Maintenance	(5.2)	(2.4)
Cashflow from Investments	**(29.0)**	**(14.6)**
Free Cash Flow	**74.0**	**80.5**
Working Capital % of Revenue	18%	63%


ARISTOCRAT

Corporate Governance Framework

- Formal Policies and Procedures
  - "Quote to Cash" standard contracts, pricing, credit, revenue recognition
- Deloitte Internal Audit
  - Commenced in 2004, self assessment maintained
- Dedicated Risk/Process Resourcing
  - Confirms self assessment
- Global Business Risk Program
  - Proactively managed, high transparency


ARISTOCRAT

Corporate Governance Framework

- Authority Limits
  - Approved by Board Audit Committee, managed globally, upheld locally
- Monthly Management Representations
  - General Controls, Treasury, Taxation
- External Audit
  - Local regulations e.g. MSP controls
- Quarterly Reviews
  - CEO/CFO and Americas Executive
- Skills/Resourcing
  - Finance, Taxation, Credit Control, Plant Controller, Legal and Compliance

Games



2004 Class III Installed Base by Product Category (U.S.)



Video Poker 18%
Stepper 47%
Video Reel 35%

Source: Internal Company Research/ September 2004


ARISTOCRAT

2005 Class III Installed Base vs. Available Units (U.S.)

Current U.S. Installed Base (Including Participation Units)


Stepper
275,522
47%
ATI: <1%
Draw Poker,
105,604
18%
ATI: <1%
Video
202,173
35%
ATI: 21%

2004 Total U.S Installed Base: 585k

2005 U.S. Available Units (Including Participation Units)


Stepper
39,046
49%
Draw Poker
3,538
4%
Video
37,347
47%

2005 Total U.S Installed Base (Forecasted): 598k

Source: Internal Company Research

South America


ARISTOCRAT

Low-Risk Business Model

- Direct sale to key customers based on:
  - Compliance approval
  - Credit investigation
- These customers are well-known, established companies in the countries in which they operate
- Stringent terms and conditions
  - Tied to the credit investigation of the customer
  - Defined maximum acceptable credit risk per country
  - Varies from 100% cash advance to finance terms
    - Standard terms are 30% down payment, up to six installments
- Customer has the option to use irrevocable letter of credit
  - 30% down payment, up to 12 months

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.9125
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,597,962	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,293,250	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 11 March 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,657,962	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,233,250	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 1/1/2003

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  (Company Secretary) Date: 16 March 2005

Print name: John Carr-Gregg

== == ==

Annexure A to Appendix 3B 16 March, 2005	
Number & Class of Securities	(a) 10,000 ordinary shares; (b) 50,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $3.9125 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 16 March, 2005; (b) 16 March, 2005;

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,832,962	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,058,250	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  (Company Secretary) Date: 22 March 2005

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 22 March, 2005	
Number & Class of Securities	(a) 50,000 ordinary shares; (b) 75,000 ordinary shares; (c) 50,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $3.9125 per share; (b) $5.6224 per share; (c) $1.5597 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 22 March, 2005; (b) 22 March, 2005; (c) 22 March 2005;

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,384,461	190,000
4	Total consideration paid or payable for the shares	$10,654,801	$1,952,901

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.60 date: 24/11/2004 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.29 lowest price paid: $10.25 highest price allowed under rule 7.33: $11.04

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 March 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,574,461	50,000
4	Total consideration paid or payable for the shares	$12,607,702	$514,700

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.29 date: 23/03/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.30 lowest price paid: $10.28 highest price allowed under rule 7.33: $11.01

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29 March 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,624,461	100,000
4	Total consideration paid or payable for the shares	$13,122,402	$1,024,187

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.30 date: 24/03/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.26 lowest price paid: $10.23 highest price allowed under rule 7.33: $11.01

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30 March 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,724,461	200,000
4	Total consideration paid or payable for the shares	$14,146,588	$2,045,423

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.30 date: 24/03/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.26 lowest price paid: $10.20 highest price allowed under rule 7.33: $10.80

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 01 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

aristocrat



Notice of Annual General Meeting and Explanatory Statement

Tuesday 3 May 2005

Aristocrat Leisure Limited ABN 44 002 818 368

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date	Tuesday, 3 May 2005
Time	10.00 a.m.
Location	Ballroom 1, Star City 80 Pyrmont Street, Pyrmont NSW 2009

Business

Financial Statements

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 1

"That the Financial Report of the Consolidated Entity in respect of the year ended 31 December 2004 and the Directors' and Auditor's Reports thereon, be received by the Members of the Company".

(Refer to the Explanatory Statement annexed for more details)

Election of Director

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 2

"That Mr AW Steelman who, in accordance with Article 12.3 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

(Refer to the Explanatory Statement annexed for more details)

Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 3

"That Mr PN Oneile, Managing Director and Chief Executive Officer, be granted 68,343 performance share rights pursuant to the Company's Long Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14".

Short Explanation

On 21 December 2004, a Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights pursuant to the Company's Long Term Performance Share Plan ("PSP") for 2004 to Mr PN Oneile, Managing Director and Chief Executive Officer. The PSP is summarised in the Explanatory Statement. The Board of Directors recommends to shareholders an allocation for 2005 of 68,343 performance share rights. The ultimate allocation of shares to Mr PN Oneile pursuant to such share performance rights will depend on the Company's performance over a three year period which commenced on 1 January 2005.

(Refer to the Explanatory Statement annexed for more details)

Approval of Long Term Performance Option Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 4

"That the Aristocrat Long Term Performance Option Plan, the principal terms of which are summarised in the Explanatory Statement to this Notice of Meeting, and the issue and exercise of options under that plan, be approved for all purposes (including as an exception to ASX Listing Rule 7.1)."

Short Explanation

The Long Term Performance Option Plan ("POP") is an executive incentive scheme to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the Board within a set performance period.

The POP is not intended to provide eligible employees with additional remuneration but to permit the use of a mix of performance share rights and options (rather than just performance share rights) in setting individual remuneration arrangements.

(Refer to the Explanatory Statement annexed for more details)

Adoption of New Constitution

To consider and, if thought fit, pass the following resolution as a Special Resolution:

Resolution 5

"That the Constitution in the form produced at the meeting and signed by the Chair for the purposes of identification be approved and adopted to replace the existing Constitution (previously called the Memorandum and Articles of Association) of the Company, with effect from the date upon which the Directors announce to the Australian Stock Exchange that the Company has received any necessary approvals from regulatory authorities or legislative bodies."

Short Explanation

The Board believes that the existing Constitution of the Company should be updated to reflect changes in law and practice over recent years. Due to the significant number of amendments that are required, adopting a new Constitution rather than amending the current Constitution is considered a more practical means of achieving this objective. The change will not be effective until after all necessary approvals from relevant authorities are obtained.

(Refer to the Explanatory Statement annexed for more details)

Equal Capital Reduction

To consider and, if thought fit, pass the following resolution as a Special Resolution:

Resolution 6

"That the following reduction of share capital of the Company is approved for all purposes including for the purposes of section 256C(1) of the Corporations Act:

(a) a reduction of the share capital account of the Company by up to A$0.21 for each fully paid ordinary share on issue on the record date ("Record Date") to be set by the Directors of the Company for this purpose, but without any cancellation of any issued share; and

(b) with the reduction in respect of each ordinary share being effected and satisfied by the Company paying to the holders of ordinary shares as at the Record Date the sum of up to A$0.21 for each ordinary fully paid share at the Record Date, with the payment to be effected at a time determined by the Directors of the Company and in the manner provided at that time by the Constitution of the Company for the payment of dividends ("Payment Date"),

subject to the following occurring within 3 months of the date of this notice:

(i) the Company receiving a Class Ruling from the Commissioner of Taxation in a form acceptable to the Directors; and

(ii) having regard to the Class Ruling, the Directors determining the amount of the capital return per ordinary share (but not to exceed A$0.21 per ordinary share); and

(iii) the Directors causing an announcement to be made to the Australian Stock Exchange including the following: the amount of the capital return per ordinary share (but not to exceed A$0.21 per ordinary share), the Record Date and the Payment Date,

with this resolution to take effect from the time of the announcement under paragraph (iii)."

Short Explanation

Following the announcement made on 22 February 2005, the Company is proposing an equal capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately A$100 million in total). The capital return is conditional upon shareholder approval by special resolution (as prescribed by Article 9.2 of the Company's current Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return. The Record Date will be set by the Directors.

(Refer to the Explanatory Statement annexed for more details)

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 or 4 by a Director of the Company and by any associate of any such person. The Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Determination of Entitlement to Attend and Vote

For the purposes of determining entitlement to vote at this meeting, shares will be taken to be held by the persons who are registered as members at 10.00 a.m. Sydney time on Sunday, 1 May 2005.

By order of the Board



Bruce J Yahl
Company Secretary
Sydney
31 March, 2005

Proxies

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the Corporations Act and the Member's constitution. A proxy need not be a Member of Aristocrat Leisure Limited.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail. (address the envelope to: - Aristocrat Leisure Limited, C/- ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, New South Wales 1235, Australia); or
- by fax directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number (02) 9420 1352 or sent to the Registrar's fax number (02) 9287 0309 ; or
- by delivery to: -
  - the registered office of Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia marked for the attention of the Company Secretary; or
  - the Share Registry - ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales 2000, Australia.

A proxy form must be received not later than 48 hours before the time for holding the meeting, otherwise it will be invalid.

A proxy form, which is signed under power of attorney or other authority, must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority certified as a true copy by statutory declaration, unless it has previously been produced to the share registry.

Explanatory statement

Resolution 1

Financial Statements

This resolution calls for Members to resolve formally to receive the financial report for the year ended 31 December 2004 (which includes all the financial statements and notes) and the reports of the Directors and the Auditor. The Auditor will be in attendance at the Meeting and can answer questions on the conduct of the audit and the contents of their Report.

Resolution 2

Election of Director

Article 12.3 of the Company's Articles requires that at the Annual General Meeting in every year one third of the Directors of the Company for the time being (or the number nearest to one third) retire and offer themselves for re-election. The Managing Director is not subject to rotation and is not to be taken into account in determining the one third nor are Directors who are standing for election for the first time.

As at the date of this Notice of Meeting, the Board of the Company comprised four Non-executive Directors who are subject to rotation and therefore the Director with the longest service since his last election, Mr AW Steelman, is required to retire and offers himself for re-election.

The Board recommends that Mr AW Steelman be considered for re-election.

Mr AW Steelman, BA, MLA
Age: 62 Years

Business Experience:

- Former US Congressman
- Advisor, Alexander Proudfoot Consulting Board of Advisers
- Board Member, Texas Growth Fund
- Former Board Member, Sterling Software
- Former President, Maxager Technology
- Management Consultant with international experience in software, gaming strategy and government regulation

Mr AW Steelman has no material interest in any contract or relationship with the Company other than in relation to his directorship.

Resolution 3

Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan

On 21 December 2004, a Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights pursuant to the Company's Long Term Performance Share Plan ("PSP") for 2004 to Mr PN Oneile, Managing Director and Chief Executive Officer. The Company's PSP is summarised below. If this resolution is passed, the grant of 68,343 performance share rights will be part of Mr PN Oneile's remuneration for 2005. However, the ultimate allocation of shares to Mr PN Oneile pursuant to such share performance rights will depend on the Company's performance over a three year period which commenced on 1 January 2005 and otherwise subject to the performance criteria and performance period specified by the Board of Directors (the "Performance Criteria" and the "Performance Period" respectively).

Recommendation to Shareholders as to Appropriate Number of Performance Share Rights

As announced on 22 December 2004 ("Managing Director's Package Update"), the Board determined that Mr PN Oneile's long term incentive ("LTI") be set at 55% of his base salary in respect of 2005. It was also announced, at that time, that Mr PN Oneile's salary had been reviewed and had been set at $1.225 million per annum. Advice had been obtained from Mercers, remuneration planning consultants, as to the appropriate level and form of LTI to be offered to Mr PN Oneile. In accordance with that advice and the announcement on 22 December 2004, the Board recommends the grant of 68,343 performance share rights. The recommended number of performance share rights has been calculated as 55% of $1.225 million (i.e. $673,750) divided by $9.8584, being the weighted average price of Aristocrat shares during the five trading days prior to commencement of the Performance Period.

Summary of Performance Share Plan Rules ("PSP Rules")

The PSP is an employee incentive scheme, introduced in 2004, intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism and to provide employees with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of employees with the interests of shareholders. To achieve this aim, the PSP provides for employees to be offered conditional entitlements to fully paid ordinary shares in the Company such that shares may be offered and issued to employees, subject to meeting Performance Criteria within a set Performance Period. A full copy of the Plan is available on request.

a) Allocation

If the Performance Criteria are satisfied at the end of the Performance Period, the PSP provides for shares to be "allocated" to the employee and registered in the employee's name subject to disposal restrictions until the employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the PSP. Shares allocated to the employee under the PSP may be forfeited by the employee, but only in limited circumstances such as where the employee acts fraudulently or dishonestly.

b) On Market Purchase

The PSP permits the Company, in its discretion, to issue or acquire shares on-market which are then registered in the employee's name or in the name of an agent or trustee on behalf of the employee prior to the employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied. These are called "Unallocated Shares". The rights of an employee to Unallocated Shares will expire and they will be forfeited and sold or allocated to another employee or employees pursuant to the PSP, the Performance Option Plan ("POP"), subject to Resolution 4 being passed, or the General Employee Share Plan if the Performance Criteria are not satisfied.

c) The Comparator Group

The Comparator Group comprises 50 ASX listed companies of a similar size, based on the average market capitalisation of the Company for the 3 months up to 1 January 2005, excluding financial services companies, property trust/investment and resources companies. If any of the companies in the Comparator Group ceases to exist in its current form for any reason other than its liquidation or if the Board determines in its discretion that a company should no longer be in the Comparator Group because of an anomaly, distortion or other event that is not directly related to the financial performance of that company, that company will cease to form part of the Comparator Group. The same Comparator Group applies to both the Total Shareholder Return and Earnings Per Share Growth measures described below. The Total Shareholder Return and Earnings Per Share growth of all Comparator Group companies and the Company will be ranked at the end of the Performance Period.

d) Total Shareholder Return Performance Test

50% of the shares which are the subject of this allocation will be issued upon the Company achieving a Total Shareholder Return ("TSR") target over the Performance Period. A vesting scale determines how many shares are allocated. The TSR is the return to shareholders calculated by reference to share price appreciation plus dividends expressed as a percentage of the investment. The TSR therefore reflects the increase in value delivered to shareholders over the Performance Period. In summary, the TSR target is the achievement of a TSR ranking above the 50th percentile by the Company against the individual TSRs of the companies comprising the Comparator Group (see paragraph c) above). The Performance Period applicable to the proposed offer to Mr PN Oneile is 1 January 2005 – 31 December 2007.

In summary:

- None of the 50% of the shares which are the subject of this allocation (such 50% comprising "the relevant shares") will be allocated if the Company's TSR is below the 50.1 percentile;
- At the 50.1 TSR percentile ranking, 45% of the relevant shares will be allocated to the employee;
- If the Company's TSR ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- If the Company's TSR ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- This is represented in the table in paragraph f) below.

e) Earnings Per Share Performance Test

50% of the shares which are the subject of this allocation will be issued upon the Company achieving an Earnings Per Share ("EPS") growth target over the Performance Period. A vesting scale determines how many shares are allocated. EPS growth is the percentage increase in "basic" EPS over the Performance Period. In determining EPS growth, adjustments will be made for the Company and the Comparator Group companies for designated capital management initiatives. EPS growth for Comparator Group companies will be determined based on the last 3 annual reported results of each company as released by 28 February 2008. In summary, the EPS growth target is the achievement of an EPS ranking above the 50th percentile by the Company against the individual EPS growth recorded by the companies comprising the Comparator Group (see paragraph c) above). The Performance Period applicable to the proposed offer to Mr PN Oneile is 1 January 2005 – 31 December 2007.

In summary:

- None of the 50% of the shares which are the subject of this allocation (such 50% comprising "the relevant shares") will be allocated if the Company's EPS growth is below the 50.1 percentile;
- At the 50.1 EPS growth percentile ranking, 45% of the relevant shares will be allocated to the employee;
- If the Company's EPS growth ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- If the Company's EPS growth ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- This is represented in the table in paragraph f) below.

f) EPS Growth and TSR Criteria: Illustrative Table
The link between performance and the percentage of the relevant shares allocated is represented in the following table:

Company Performance (TSR and EPS Growth Percentile Ranking)	% of Offered Shares allocated
Up to the 50.1 percentile	0%
At the 50.1 percentile	45%
At the 55th percentile	50%
At the 60th percentile	62.5%
At the 65th percentile	75%
At the 70th percentile	87.5%
75th percentile or above	100%

g) Subsequent Participation in PSP
Mr PN Oneile will next be eligible to participate in the PSP effective from 1 January 2006. Details of Mr PN Oneile's participation at that time will be provided to shareholders for their consideration and approval at the Annual General Meeting of the Company in May 2006.

h) Cessation of Employment and Change of Control
When an employee participating in the PSP ceases to be employed by Company, that employee's right to participate in the PSP ceases and all rights lapse unless the Board determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board, shares should be allocated to the employee (or his or her estate) pro rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria. There is an automatic pro rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company.

Effect of Resolution
If this resolution is passed, the grant of rights to shares in the Company will be part of Mr PN Oneile's remuneration for 2005.

However the allocation of those shares to Mr PN Oneile will depend on the Company's performance over a three year period commencing on 1 January 2005 and otherwise subject to the PSP Rules.

Subject to shareholder approval, Mr PN Oneile is to be offered 68,343 performance share rights pursuant to the PSP.

ASX Listing Rule 10.14
Pursuant to ASX Listing Rule 10.14, the following information is provided to shareholders:

1. Mr PN Oneile is the Chief Executive Officer and Managing Director of the Company.
2. The maximum number of securities that may be acquired by Mr PN Oneile under this 2005 PSP offer is 68,343 shares.
3. The shares will be allocated to Mr PN Oneile, for no consideration, at the end of the Performance Period to the extent that the Performance Criteria under the PSP are satisfied.
4. No person has yet received any allocation of shares pursuant to the PSP as the first Performance Period is still running. On 21 December 2004, the Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights to Mr PN Oneile and such rights have been issued to him.
5. The only Director of the Company entitled to participate in the PSP is Mr PN Oneile. No associate of any Director or other person described in ASX Listing Rule 10.14.3 will receive securities under the PSP.
6. A voting exclusion statement is included in this Notice of Meeting in relation to this Resolution.
7. No loan is applicable to the proposed offer to Mr PN Oneile.
8. Details of any securities issued under the PSP will be published in each annual report of the Company relating to a period in which securities have been issued, and that approval for the issue of the securities was obtained under ASX Listing Rule 10.14.
9. The share rights provided for in the PSP will be issued to Mr PN Oneile immediately after the Annual General Meeting of the Company on 3 May 2005. The shares that may be issued to Mr PN Oneile pursuant to those share rights will not be issued, if at all, until January 2008, at the earliest, subject to Performance Criteria being met, other than in the event of circumstances set out in paragraph h) above. The shares that may be issued to Mr PN Oneile pursuant to these share rights must, however, be issued no later than three years after the date of the annual general meeting which approves the grant of the share rights.

Resolution 4
Approval of Long Term Performance Option Plan
Approval is sought from shareholders for the Long Term Performance Option Plan ("POP"), which is summarised below. A full copy of the POP is available on request.

The Company is adopting a new approach to the reward of senior employees whose actions and decisions are of strategic and operational significance to the Company ("Eligible Employees"). The new approach focuses on rewarding Eligible Employees with a mixture of reward components as described below (to be determined as appropriate from time to time and with reference to particular Eligible Employees and groups of Eligible Employees). Pursuant to this new approach, Eligible Employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component which is currently limited to the PSP.

The POP is not a means of increasing the remuneration that the Company offers to Eligible Employees but provides the Company with greater flexibility in terms of determining the appropriate mix of remuneration packages for Eligible Employees. The POP will permit the Company to provide Eligible Employees with a long term incentive comprising a mix of performance options and performance share rights.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the Eligible Employee dependent on the satisfaction of performance criteria and within a performance period specified by the Board of Directors (the "Performance Criteria" and "Performance Period", respectively). By contrast, share rights allocated pursuant to the current PSP deliver the whole value of fully paid shares to the Eligible Employee.

The POP provides the Company with additional flexibility in terms of tailoring remuneration packages for Eligible Employees by requiring the Eligible Employee to pay an exercise price in order to benefit from the options. This is different to the PSP.

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be "allocated" and registered in the name of the Eligible Employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the Eligible Employee is entitled to have the disposal restrictions lifted, in accordance with the Rules of the POP. Shares allocated under POP may be forfeited by the Company, but only in limited circumstances such as where Eligible Employees act fraudulently or dishonestly.

The POP Rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the Eligible Employee or in the name of an agent or trustee on behalf of the Eligible Employee prior to the Eligible Employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called Unallocated Shares. Rights to Unallocated Shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

Further details are set out in Appendix A.

Resolution 5

Adoption of New Constitution

Since the Company's Articles of Association were last amended in November 1998, the law relating to companies has been changed a number of times. The Corporations Law is now the Corporations Act 2001, what were the Articles of Association are now called the Constitution and the Memorandum of Association has been abolished.

Shareholder approval is sought for the adoption of a new Constitution for the Company (the New Constitution). If the special resolution seeking the approval is passed, the New Constitution will be effective from the date upon which the Directors announce to the Australian Stock Exchange that the Company has received any necessary approvals from regulatory authorities or legislative bodies.

The Board believes that the existing Constitution of the Company (the Current Constitution) should be updated to reflect changes in law and practice over recent years. Due to the significant number of amendments that are required, adopting the New Constitution rather than amending the Current Constitution is considered a more practical means of achieving this objective.

Copies of the New Constitution and a mark-up between the New Constitution and the Current Constitution can be obtained from the Company's website www.aristocratgaming.com or by contacting John Carr-Gregg, Company Secretary on (02 9413 6666) or Vanessa Gilbert, Assistant Company Secretary on (02 9413 6643) either prior to or at the Annual General Meeting.

The following are the key proposed changes:

- enhancing communication with shareholders through electronic means;
- expressly allowing the Company to make payments to shareholders, such as dividends, by direct credit to bank accounts;
- updating any provisions required by the Corporations Act or ASX Listing Rules to be contained in a listed company's constitution so that they reflect the current Act and Rules;
- deleting provisions from the Current Constitution which merely repeat provisions from the Corporations Act or ASX Listing Rules where such repetition is not required;
- improving procedural provisions relating to company meetings;
- addressing shortcomings in the Corporations Act dealing with proxies; and
- allowing the Company to sell the shares of shareholders who have less than a marketable parcel (subject to the right of shareholders to elect to keep their shares).

The Directors consider that the adoption of the New Constitution is in the best interests of the shareholders and recommend that shareholders vote in favour of the resolution.

More detail on the changes to the Constitution can be found in Appendix B.

Resolution 6

Equal Capital Reduction

Following the announcement made on 22 February 2005, the Company is proposing a pro-rata capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately $100 million in total). The capital return is conditional upon shareholder approval by special resolution (as prescribed by Article 9.2 of the Company's Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return.

The capital return is proposed to be an equal capital reduction for each fully paid ordinary share on issue on the Record Date. The Record Date will be set by the Directors as soon as practical after a satisfactory Class Ruling is received.

More details are set out in Appendix C.

Appendix A: Summary of POP

The POP is a new employee incentive scheme intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism and to provide appropriate senior employees ("Eligible Employees") with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of Eligible Employees with the interests of shareholders. No options have yet been issued under the POP.

1. Performance Criteria

The POP provides for Eligible Employees to be offered options in respect of fully paid ordinary shares in the Company such that Shares may be offered and issued to Eligible Employees, subject to meeting Performance Criteria specified by the Board within a set Performance Period and subject to the exercise of the options.

2. Exercise Price

The Board will set the exercise price in respect of options. Typically, it will be the value of the underlying fully paid shares at grant.

3. Allocation

If the Performance Criteria as set by the Board are satisfied at the end of the Performance Period, the POP provides, subject to the exercise of options and the payment of the option exercise price, for shares to be "allocated" to the Eligible Employee and registered in the Eligible Employee's name subject to disposal restrictions until the Eligible Employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the POP. Shares allocated to the Eligible Employee under the POP may be forfeited by the Eligible Employee, but only in limited circumstances such as where the Eligible Employee acts fraudulently or dishonestly.

4. On Market Purchase

The POP permits the Company, in its discretion, to issue or acquire ordinary shares on-market which are then registered in the Eligible Employee's name or in the name of an agent or trustee on behalf of the Eligible Employee prior to the Eligible Employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the exercise of options. For the purposes of POP, these are called "Unallocated Shares".

The rights of an Eligible Employee to Unallocated Shares and the associated options will expire and they will be forfeited and sold or re-allocated to another Eligible Employee pursuant to a further offer pursuant to the POP or the PSP if the Performance Criteria are not satisfied.

The purchase of shares on market for this purpose would avoid any dilution of shareholders and is accordingly regarded by the Board as in the interests of shareholders if it can be achieved in the circumstances prevailing at the relevant time.

5. Cessation of Employment and Change of Control

When an Eligible Employee participating in the POP ceases to be employed by Company, that Eligible Employee's right to participate in the POP ceases and all rights lapse unless the Board determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board, shares should be allocated to the Eligible Employee (or his or her estate) pro rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria (subject to the exercise of options and payment of the exercise price within 6 months of the Eligible Employee ceasing to be employed by the Company).

There is an automatic pro rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company (subject to the exercise of options and payment of the exercise price within 3 months of the change of control).

Appendix B: Explanation of Changes to Constitution

1. Communication with shareholders through electronic media

A number of clauses are to be amended to enhance the ability of the Company to use appropriate technology in relation to the holding of general meetings and Directors' meetings by use of technology, voting electronically at general meetings, distributing electronic notices and utilising electronic proxy forms. For example, this is reflected in new Clause 1.2(f) which extends the concept of writing to electronic communication and in Clause 11.28.

2. Direct credit to bank accounts

The Directors will be expressly authorised under the New Constitution to pay dividends and other amounts to shareholders by directly crediting to an account with a bank or other financial institution nominated by the shareholder. The Directors believe that this is a faster and safer method of paying dividends (see Clause 18.13).

3. Updating provisions

Various provisions are to be updated to reflect the current state of the law including the following. Clause 12.3 deals with Directors being required to submit for re-election. It is to be amended to delete the provision requiring one third of the Directors to retire each year, as this is no longer required by the ASX Listing Rules. However a Director is required to retire after 3 years following election so a Director's term remains limited in substantially the same way. Clause 18.1 is to be changed to reflect the amendment to section 254V of the Corporations Act which no longer requires a "declaration" of a dividend such that the Directors may now merely "determine" that a dividend is payable.

4. Deleting repetition

The Current Constitution of the Company includes several articles which merely repeat what is in the Corporations Act and the ASX Listing Rules eg Clause 2.4 which repeats the ASX Listing Rule prohibition on issues to Directors or associates, Clause 2.5 dealing with class rights, Clause 2.9 which permits the payment of brokerage and commission and Clause 9 which deals with the power of the Company to alter capital. These repetitious provisions and others in this category are to be deleted or shortened.

5. Procedural provisions relating to company meetings

A number of changes to Clause 11 are proposed including: limiting substantive resolutions to be considered by a general meeting to those resolutions set out in the notice of meeting (Clause 11.2), the quorum for a shareholders meeting is to be increased to 10 as it is considered inappropriate to hold a meeting with fewer shareholders (Clause 11.3), detailing the procedure for the chair to temporarily withdraw and later resume his or her role during the proceedings (Clause 11.7) and detailing the powers of the chair (Clause 11.8).

6. Shortcomings in the Corporations Act dealing with proxies

Clause 11.25 is to be amended to provide that Directors and officers who are proxies must vote on a poll as directed. This goes beyond the current state of the law (s250A(4)) which requires only the chair to vote proxies on a poll as directed.

7. Small holdings

Pursuant to ASX Listing Rule 15.13, new Clause 7A will allow the Company to sell the shares of shareholders who have less than a marketable parcel of shares after complying with the procedure set out in the Constitution and the ASX Listing Rules. A small shareholder is a person whose parcel of shares is worth less than $500. Shareholders will be given at least 6 weeks written notice of the intention to invoke the relevant provisions and can elect to retain their non-marketable parcel if they so wish. The intention behind this provision is to reduce administrative costs.

8. Proportional Takeover Approval

The Current Constitution includes provisions which prohibit the registration of a transfer resulting from a proportional takeover until a resolution to approve the bid is passed in accordance with the Corporations Act (called a Takeover Approval Provision). Under the Corporations Act a company is empowered to include a Takeover Approval Provision in its constitution with the approval of shareholders. These provisions were last renewed in the Current Constitution in 2002. The New Constitution will include, as a new Clause 24, a Takeover Approval Provision. In accordance with the Corporations Act, the Takeover Approval Provision, to remain operative, will need to be renewed by special resolution of the shareholders 3 years after being adopted.

Effect of adoption of Takeover Approval Provision

Under a proportional bid, the bidder seeks a certain percentage of each shareholder's parcel of shares. The effect of adoption of the Takeover Approval Provision is that if a proportional takeover offer is received, the Directors are required to convene a meeting of shareholders (or a postal ballot) to consider approving the offer. Shareholders are provided with the opportunity of voting upon a resolution to approve or reject the proportional takeover. If the resolution is approved, transfers of shares under the proportional takeover offer will be registered (provided that in all other respects things are in order for registration). If the resolution is rejected, registration of the transfers is prohibited and the offer is deemed to be withdrawn.

Reasons for including the clause in the New Constitution

A proportional takeover can result in a change in effective control of the Company. The purpose of the Takeover Approval Provision is that it provides shareholders with a democratic process to express their collective views in a formal way, rather than leaving the issue to each individual's decision as to whether or not to accept or reject the offer.

No presently proposed acquisitions

The Directors are not aware, as at the date on which this Notice of Meeting was issued, of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

Advantages and disadvantages

The main concern with a proportional bid from the point of view of shareholders is that it "locks in" shareholders, who can see control pass without the opportunity to make a complete exit. This is because the bidder is not offering to buy all of each holder's shares. Consequentially, there is an advantage to shareholders in providing a mechanism whereby the Company as a whole can preclude that outcome. The disadvantages of the Takeover Approval Provision for shareholders include that, as a practical matter, it may deter the making of proportional bids, thereby reducing the likelihood of that type of bid being made. As regards the advantages and disadvantages of the Takeover Approval Provision for the Directors, it is the Directors' view that there are none, as the inclusion of the Takeover Approval Provision does not affect their ability to make such recommendations as they consider appropriate in relation to any potential proportional takeover.

Appendix C: Proposed Reduction of Capital

1. Background and Reasons for the Proposal

The proposed capital return ("the capital return") forms part of the Company's active capital management strategy and its commitment towards maximising shareholder returns.

In August 2004, the Company announced a $100 million on-market share buy-back. As at 22 March 2005, approximately $10.7 million worth of shares had been bought back. The time required to complete the buy-back will largely depend on market conditions and future investment opportunities.

In addition to the on-market buy-back program, and as a result of the Company's ongoing strong cashflows, the Company is well positioned to make a return of capital to shareholders of up to approximately $100 million. The Company's strong earnings and cashflow mean it is able to undertake the proposed capital return without adversely affecting its ongoing growth opportunities. The Company continues to evaluate a range of investment opportunities and remains committed to pursuing growth while maximising returns to shareholders.

The capital return will not prejudice the Company's ability to pay its creditors.

2. Terms of Proposal

The Company is proposing a pro-rata capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately A$100 million in total).

The capital return is conditional upon shareholder approval by Special Resolution (as prescribed by Article 9.2 of the Company's Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return.

The capital return is proposed to be an equal capital reduction for each fully paid ordinary share on issue as at 7.00 p.m. on the Record Date. The Record

Date will be set by the Directors as soon as practical but no later than three months from the date of this notice.

3. Directors' Recommendation

The Directors have assessed the range of capital management alternatives available to the Company and believe the capital return is the best mechanism to achieve the Company's capital management objectives.

The Directors are of the opinion that the capital return is fair and reasonable to all shareholders and unanimously recommend that shareholders vote in favour of the proposed resolution. No Director of the Company will receive any payment or benefit of any kind as a consequence of the proposed return of capital other than as a shareholder of the Company or by way of adjustments to performance share rights as detailed on page 11 of this Notice of Meeting.

4. Effect on the Company

(i) Impact on Capital Structure

After the proposed capital return, the number of fully paid ordinary shares on issue will remain the same but the share capital of the Company will be reduced by up to approximately A$100 million, representing a return per fully paid ordinary share of up to A$0.21.

(ii) Financial Implications for the Company

The key financial implications of the capital return on the Company are as follows.

- the Company's share capital will be reduced by the total size of the capital return, ie by up to approximately A$100 million;
- the Company's total interest expense (net of interest income) is expected to increase as a result of the capital return. Such increased interest costs would be reflected in the after tax earnings and would reduce earnings per share and return on equity for the financial year ending 31 December 2005 and for later years; and
- interest cover and gearing will remain well within the Company's target levels following the proposed capital return.

(iii) Funding for the Capital Return

The capital return will be funded from cash reserves.

(iv) Taxation Implications

No adverse income tax consequences should arise for the Company from the capital return.

(v) Growth Strategies and Future Acquisitions

The capital return will not materially impact the Company's capacity to fund growth and future acquisitions, given the profitability of its existing businesses, the strong operating cashflow of the Company and its capacity to raise debt and equity financing, if required.

5. Effect on Shareholders

(i) Generally

Subject to shareholder approval and other conditions precedent, shareholders will receive a cash payment of up to A$0.21 per fully paid ordinary share held as at the Record Date. The capital return will not result in the cancellation of any shareholder's shares or the dilution of any shareholder's shareholding in the Company (other than as disclosed in paragraph (iii) on page 11 in relation to option plans and, subject to the Board's discretion, performance share rights).

(ii) Taxation

The income tax consequences of the capital return will depend on the personal circumstances of each shareholder. The Company recommends that each shareholder seeks professional tax advice to confirm the specific tax treatment of the capital return. The following is a brief commentary on the potential income tax implications of the capital return. These comments are of a general nature and are not specific to individual circumstances. The Company accepts no liability in respect of the comments in this section.

The Company has sought a Class Ruling from the Australian Taxation Office in relation to the tax treatment of the capital return to the shareholders. The capital return is conditional on the Class Ruling confirming that the Australian tax consequences will be as set out below:

Dividend: The capital return will not be treated as a dividend for Australian income tax purposes.

Capital Gains Tax: Where the shares are held on capital account, the capital gains tax ("CGT") treatment should be as follows:

(1) Resident shareholders

(i) Pre-CGT shares

Shareholders who acquired their shares before 20 September 1985 will not be subject to CGT in respect of the capital return as any capital gain will be disregarded for Australian CGT purposes.

(ii) Post-CGT Shares – capital return less than cost base

Where shareholders acquired shares on or after 20 September 1985 and the capital return is less than the cost base of those shares for CGT purposes, the shareholders will not realise a capital gain from the capital return in respect of those shares but the cost base and reduced cost base of the shares will be reduced by the amount of the capital return.

(iii) Post-CGT shares – capital return exceeds cost base

Where shareholders acquired shares on or after 20 September 1985 and the capital return is greater than the cost base of the shares for CGT purposes, the shareholders will realise a capital gain from the capital return to the extent that the capital return exceeds the cost base of the shares for CGT purposes.

Generally, shareholders who acquired a share on or after 20 September 1985 but on or before 11.45 a.m. on 21 September 1999 (by legal time in the Australian Capital Territory) will be entitled to indexation of the cost base. However, shareholders who are individuals, trusts or complying superannuation entities may be entitled to choose to calculate their capital gain from the capital return using either:

- the difference between the amount of the capital return and the indexed cost base of the shares (indexed to 30 September 1999); or
- the discount capital gains provisions (see below).

Broadly, shareholders who are individuals, trusts or complying superannuation entities who have held their shares for at least 12 months prior to the capital return may choose to apply the discount capital gains provisions to reduce any capital gain realised on the capital return as follows:

Entities	Discount percentage
Individuals/trusts	50%
Complying superannuation entities	33⅓%

For shareholders who acquired shares after 11.45 a.m. on 21 September 1999, those shareholders will only be entitled to use the discount capital gains provisions provided that they satisfy all the conditions to qualify for the CGT discount (broadly as set out above).

(2) Non-resident shareholders

Non-resident shareholders will not be liable to CGT in respect of the capital return provided that they and their associates have not, at any time during the five years preceding the capital return, beneficially owned at least 10% (by value) of the shares in the Company.

Shareholders who hold shares on revenue account with a profit making intention or as trading stock should seek their own tax advice in relation to the Australian tax implications of the proposed capital return.

(iii) Effect on Convertible Bonds and Share and Option Plans

Bonds

The Company issued US$130 million of 5% Convertible Subordinated Bonds Due May 2006 in 2001 ("Bonds"). The bond indenture ("the Indenture") contained an error in the stated exchange rate, specifically a transposition of $A0.514 = $US1.00 instead of $US0.514 = A$1.00. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the Conversion Price. At the proper exchange rate, this condition was met on 22 November 2004. Consistent with its view of the parties' agreement, on 20 December 2004, the Company called for redemption of its bonds, issued a notice of redemption to the bondholders and filed a declaratory action in the United States District Court for the Southern District of New York to reform the Indenture and to clarify its rights under the Indenture. Subject to the foregoing, in the event that any bondholders still retain conversion rights under the Indenture or have submitted effective Conversion Notices thereunder, the Company notes that, under the Indenture, the Conversion Price of the Convertible Bonds is subject to an anti-dilution adjustment if, among other things, the Company makes any "Capital Distribution" to the Ordinary Shareholders. A "Capital Distribution" means any dividend charged or provided for in the Company's accounts for any financial period if the per share amount of the dividend, plus the per share amount of other dividends during the financial period, exceed a certain percentage designated by the Indenture. The proposed capital return by the Company, even together with the recently declared A$0.04 per share dividend, will not exceed the applicable percentage for 2005 and will not constitute a Capital Distribution that requires an anti-dilution adjustment to the Conversion Price.

Employee Share and Option Plans

The Company has issued options, share rights and shares under its employee share and option plans. In summary:

- where ordinary shares have already been issued to any person under any plan, such issued ordinary shares will participate in the capital reduction if issued prior to the Record Date. This will apply to the Company's General Employee Share Plan.
- where options or rights to shares exist and there is an amount payable on exercise of these options or share rights ("exercise price"), that exercise price per share will be reduced by the capital reduction amount per share. As no options have yet been issued under the POP referred to earlier in this notice, this will not apply to it. However, there are options outstanding under the Company's Employee Share Option Plan and these options will be adjusted in this manner.
- where there is no exercise price as is the case for share rights under the PSP, the Board, in its discretion, may determine that the number of rights previously granted to an employee be altered in accordance with the PSP rules.

A letter will be sent to affected holders.

6. Timing and trading implications

Subject to the capital return proceeding, it will take effect in accordance with the timetable to be agreed with the Australian Stock Exchange and notified to the market. Full details of the Record Date, Payment Date and any other dates relevant to the proposed capital return will be announced following receipt of a satisfactory Class Ruling from the Australian Tax Office.

7. Payment methods

If the proposed capital return is approved by shareholders, the payment of the capital return will ordinarily be satisfied by sending a cheque to those persons who are shareholders as at the Record Date.

Shareholders who have completed and returned to the Company, or the Company's share registry, an instruction for direct crediting of dividend payments, will receive the capital return, if approved, in the manner they have instructed in relation to the direct crediting of dividends.

Shareholders who have not previously completed and returned to the Company or the Company's share registry an instruction for direct crediting of dividend payments to a designated bank account will have received with this Notice of Meeting a direct credit authority form. If a shareholder wishes to have their entitlement to the proposed capital return (and future dividends) deposited to the same designated bank account rather than receive a cheque, the shareholder must complete the enclosed direct credit authority form and return it to the share registry so that it is received before the Record Date. While the Company will endeavour to comply with shareholder requests, it reserves absolutely the right to satisfy entitlements to the proposed capital return by cheque. Payment is effected at the risk of the shareholder.


ARISTOCRAT



ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person /body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.00a.m. on Tuesday, 3 May 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.



IMPORTANT: FOR 3 AND 4 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of 3 and 4.

Should you desire to direct your proxy how to vote on any resolution please insert X in the appropriate box below.

Resolution	For	Against	Abstain*
Resolution 1 Financial Statements	☐	☐	☐
Resolution 2 Re-election of Director Mr AW Steelman	☐	☐	☐
Resolution 3 Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan	☐	☐	☐
Resolution 4 Approval of Long Term Performance Option Plan	☐	☐	☐
Resolution 5 Adoption of New Constitution	☐	☐	☐
Resolution 6 Equal Capital Reduction	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).



ALL PRX142

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,924,461	200,000
4	Total consideration paid or payable for the shares	$16,192,012	$2,050,465

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.30 date: 24/03/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.27 lowest price paid: $10.24 highest price allowed under rule 7.33: $10.71

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
479,156,462	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,734,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 5 April 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 5 April, 2005

Number & Class of Securities	(a) 40,000 ordinary shares; (b) 40,000 ordinary shares; (c) 40,000 ordinary shares; (d) 12,500 ordinary shares; (e) 30,000 ordinary shares; (f) 120,000 ordinary shares; (g) 41,000 ordinary shares;
Issue Price and any Terms of Issue	(a) \$3.9125 per share; (b) \$3.9125 per share; (c) \$3.9125 per share; (d) \$1.5597 per share; (e) \$3.9125 per share; (f) \$5.9531 per share; (g) \$6.0105 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 30 March, 2005; (b) 30 March, 2005; (c) 1 April, 2005; (d) 5 April, 2005 (e) 5 April, 2005 (f) 5 April, 2005 (g) 5 April, 2005


ARISTOCRAT

Press Release: 7/4/2005

Aristocrat Signs Exclusive Distribution Agreement In Russia

Aristocrat Leisure Limited today announced that its European subsidiary, Aristocrat Technologies Europe, has signed an exclusive distribution agreement for the territory of the Russian Federation with SIA MegaImpex, part of the SmartGames Group of companies.

The SmartGames Group have formed a dedicated 100 per cent owned subsidiary, called "Aurora", for the purpose of distributing Aristocrat gaming machines throughout Russia. In addition, the two companies are co-operating on a number of other initiatives to expand their presence in the market.

The SmartGames Group is a leader in the Russian gaming sector and the distribution agreement adds another significant dimension to its operations. With Aristocrat's range of products and games, the SmartGames Group expects to enjoy accelerated market share growth and further develop its expertise in all aspects of gaming.

Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile, said "Aristocrat is committed to building a strong long-term business in the large and fast-expanding Russian market, which is now believed to one of the world's top five buyers of gaming machines.

"Through our dedicated partner, Aurora, we look forward to accelerating our sales in this market, with our company having now established a local office in Moscow", he concluded.

For Further Information Call:

Tim Allerton
City Public Relations
(612) 9267 4511.


ARISTOCRAT

DOCUMENTS FOR SECURITIES & EXCHANGE COMMISSION

SCHEDULE II

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	12/02/2004	Form 484 Change to Company details
2	11/15/2004	Form 484 Change to Company details
3	10/19/2004	Form 484 Change to Company details
4	10/20/2004	Form 484 Change to Company details
5	10/19/2004	Form 484 Change to Company details
6	09/16/2004	Form 484 Change to Company details
7	07/22/2004	Form 484 Change to Company details
8	07/21/2004	Form 484 Change to Company details
9	06/29/2004	Form 484 Change to Company details
10	03/24/2005	Form 2560 – Notification of Reduction in Share Capital details

→ Couried 02/12/04. Lect (A) @ 14.57 PM.

Lawrence & delivered @ 15.35.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LIMITED

ACN/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
VANESSA GILBERT

ASIC registered agent number (if applicable)
18071

Telephone number
9413 - 6643

Postal address
71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
JOHN CARR-GREGG

Capacity
☐ Director
☒ Company secretary

Signature



Date signed
[D D]/[M M]/[Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	250,500	$2,108,592.45

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

25/11/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	otal $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

ASIC Val. file

Australian Securities & Investments Commission

Couriee 'Gleesa' 15/11. Signed

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED

ACN/ABN: 44 002 818 368

Corporate key: 94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413 6643

Postal address: 71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: JOHN CARR-GREGG

Capacity
- [ ] Director
- [x] Company secretary

Signature



Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	655,000	$4,133,579.50

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	otal $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Val file

Electronic Lodgement Report
Transmission Report (TR1)

ASC PRIMARY//19 Oct 04//page 1
iRANSMISSION REPORT NUMBER TRANS_PR.73

Validation file

ARISTOCRAT LEISURE LIMITED//05893
P O BOX 808 LANE COVE NSW 1595

TRANS NUMBER 73
DATE/TIME OF TRANS 19 Oct 04//15:31:07
FILES RECEIVED 2
TRANS COMPLETE Yes
**T11 Transmission was successfully completed **

DALL4840.122
KID

No Validation Report received but ASIC have on DOCIMAGE on www.asic.gov.au under ALL - see attached. 20/10/04.

T10 END OF TRANSMISSION REPORT

Orig Copy Val File ALL Reg.

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (offi ceholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members register

Company Details

Company Name

Aristocrat Leisure Limited

ACN/ABN

002 818 368

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date
0 3 / 1 0 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
Carr-Gregg	John Francis Cromwell

Place of birth (town/city)	(state/country)
Lahore	Pakistan

Date of Birth
2 1 / 0 3 / 5 5
[D D] [M M] [Y Y]

Former Name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
14 Nelson Street

Suburb/City	State/Territory
Gordon	NSW

Postcode	Country (if not Australia)
2072	

'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form.

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

John Francis Cromwell Carr-Gregg

Capacity

☐ Company Director
☒ Company Secretary

Signature



Date Signed

1 9 / 1 0 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Aristocrat Leisure Limited

ASIC registered agent number

18071

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above
☒ ASIC registered agent above

form 484 19/10/04 confirmation of lodgement





ASIC

Australian Securities & Investments Commission

National Names Index

Index of corporate and business names

SEARCH TIPS

Extracted from ASIC's database at 10:06:21 on 20/10/2004

Name	ARISTOCRAT LEISURE LIMITED
ACN	002 818 368
ABN	44 002 818 368
Type	Australian Public Company, Limited By Shares
Registration Date	13/08/1984
Next Review Date	13/08/2005
Status	Registered
Locality of Registered Office	Lane Cove NSW 2066
Jurisdiction	Australian Securities & Investments Commission

Previous State	NSW
Previous Number	34184935

Former Name(s)	ARISTOCRAT LEISURE HOLDINGS PTY. LTD.
	BACLUKIK PTY. LIMITED

These are the documents that ASIC has most recently received from this organisation. Page numbers are shown if processing is complete and the document is available for purchase.

Date	Number	Pages	Description
20/10/2004	5E1286622	2	7053A Disclosure Notice - Ex Australian Stock Exchange
			06011 ASX On0market Buy-Back Scheme
19/10/2004	5E1286029	2	7053A Disclosure Notice - Ex Australian Stock Exchange
			06011 ASX On0market Buy-Back Scheme
19/10/2004	1E0371336	2	484E Change to Company Details Appointment or Cessation of a Company Officeholder

COMPLETE DOCUMENT LISTING



Biller Code: 17301
Ref: 2290028183684

You can find out more about this company or order copies of the documents from the following ASIC information brokers:

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Important Notice
This service is provided solely for general information purposes. By provision of the service ASIC does not provide legal or other professional advice. ASIC expressly disclaims any liability arising from use of the service. If you require legal or other expert advice or assistance, you should seek the services of a competent professional person.

Australian Securities & Investments Commission

By courier 20/10.

RECEIVED
2005 APR -8 P 2:17
OFFICE OF INFORMATION CORPORATE FILINGS

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED

ACN/ABN: 44 002 818 368

Corporate key: 94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413-6643

Postal address:
71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. — hrs 30 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: JOHN CARR-GREGG

Capacity
- [ ] Director
- [x] Company secretary

Signature



Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	390,000	$3,036,822.

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

18/10/04
[D D] [M M] [Y Y]

...ssue of shares

...details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

...arliest date of change

...ease indicate the earliest date that any of the above changes occurred

... D] [M M] [Y Y]

☐☐/☐☐/☐☐

...gement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(new members only)

Date of entry

[D D] / [M M] / [Y Y]

...ontinued... Further changes to the register of members

...his section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Val file

Validation file – (RP)

Lodged via courier 19/10/04.

Australian Securities & Investments Commission

RECEIVED
2005 APR -8 P 2:17
OFFICE OF ... CORPORAT...

Form 484
Corporations Act 2001

Confirmation: 404
Signed: Gleeson

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LIMITED

~~ACN~~/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Vanessa Gilbert

ASIC registered agent number (if applicable)
18071

Telephone number
9413-6643 (bh)

Postal address
71 Longueville Road
Lane Cove NSW 2066

Total number of pages including this cover sheet
10

Please provide an estimate of the time taken to complete this form.
4 hrs 30 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
John Carr-Gregg

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
19/10/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Not Applicable

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares — **S.254J**
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares
- Capital reduction — **S.256A – S.256E**
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- Share buy-back. — **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- ☐ Forfeited shares — **S.258D**
- Shares returned to a public company — **ss.258E(2) & (3)**
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)
- ☐ Other
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table. Refer Annexure A.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary	476,555,337	$281,693000.00	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

Refer Annexure B

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Annexure A - C2 Issue of Shares; Form 484 Change to Company Details

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	248,000	$1.3525	Nil
ORD	160,000	$1.7750	Nil
ORD	290,000	$3.3725	Nil
ORD	180,000	$3.9125	Nil
ORD	5,196,260	$2.7150	Nil
ORD	502,593	$3.7903	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

4 / 11 / 03

[D D] [M M] [Y Y]

Annexure B - Form 454 Change to Company Details

Members List (Top 20 holders) as at 17 September 2004

Rank	Name	Number of Ordinary Shares Held	% Issued Capital	Fully Paid	Beneficially Held
1	Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	54,787,745	11.47	Y	
2	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	43,828,890	9.18	Y	
3	JP Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 1225	32,767,763	6.86	Y	
4	ANZ Nominees Limited GPO Box 2842AA Royal Exchange Melbourne VIC 3001	31,289,856	6.55	Y	
5	CJHA Pty Limited <CJHA Family A/C> C/- Jack Thomas Deloitte Touche Tohmatsu PO Box N250 Grosvenor Place NSW 1217	17,033,752	3.57	Y	
6	Writeman Pty Ltd <PLHA Family A/C> 3 David Place Seaforth NSW 2092	16,276,160	3.41	Y	

7	Serioso Pty Ltd <GGHA Family A/C> 5 Dobell Place St Ives NSW 2075	15,810,772	3.31	Y
8	Arminella Pty Limited <SJHA Family A/C> 15 Crescent Street Hunters Hill NSW 2110	14,340,000	3.00	Y
9	Thunderbirds Are Go Pty Ltd <SDHA Family A/C> 16 Viret Street Hunters Hill NSW 2110	13,405,787	2.81	Y
10	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	13,402,303	2.81	Y
11	ECA 1 Pty Limited <ECA Family A/C> 16 Viret Street Hunters Hill NSW 2110	11,427,622	2.39	Y
12	Maaku Pty Ltd <HMHA Family A/C> 73 Ballast Point Road Birchgrove NSW 2041	10,866,932	2.27	Y
13	Citicorp Nominees Pty Ltd <CFS WSLE IMPUATION FUND A/C> GPO BOX 764G Melbourne VIC 3001	9,756,478	2.04	Y
14	Queensland Investment Corporation C/-National Nominees Ltd GPO Box 2242 Brisbane QLD 4001	9,577,924	2.01	Y

15	Cogent Nominees Pty Ltd PO Box R209 Royal Exchange NSW 1225	7,722,571	1.62	Y
16	AMP Life Limited PO Box R209 Royal Exchange NSW 1225	6,211,627	1.30	Y
17	Citicorp Nominees Pty Ltd <CFS IMPUATION FUND A/C> GPO BOX 764G Melbourne VIC 3001	6,080,683	1.27	Y
18	Writeman Pty Ltd <The AEA Childrens A/C> 3 David Place Seaforth NSW 2092	6,000,000	1.26	Y
19	Writeman Pty Ltd <The AJA Childrens A/C> 3 David Place Seaforth NSW 2092	6,000,000	1.26	Y
20	Niako investments Pty Ltd PO Box 592 Frankston VIC 3199	5,633,094	1.18	Y

Electronic Lodgement Report

Validation Report (VA1)

ORIG
VAL File

ASIC//16.09.2004
ALIDATION REPORT NUMBER //VALID_PR.71

ARISTOCRAT LEISURE LIMITED//18071
P O BOX 808 LANE COVE NSW 1595

TRANS NO. 4468109
DATE/TIME: 16.09.2004 16:41:35

SENT 1
RECEIVED 1
ACCEPTED 1



DOCUMENTS ACCEPTED
001//484//1E0284617//002 818 368//ARISTOCRAT LEISURE LIMITED//95620040915161847

E10 End of validation report**



1E0284617.

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (offi ceholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members register

Company Details

Company Name

Aristocrat Leisure Limited

ACN/ABN

002 818 368

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
(Select one of more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date

1 0 / 0 8 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
YAHL	BRUCE JOHN

Place of birth (town/city)	(state/country)
SYDNEY	NSW

Date of Birth

0 7 / 0 7 / 5 3
[D D] [M M] [Y Y]

Former Name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

21 ROMNEY ROAD

Suburb/City	State/Territory
ST IVES	NSW

Postcode	Country (if not Australia)
2075	

If an 'Alternate director', for whom

Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form.

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Person alternate for:

Date officeholder ceased

Date: 10/08/04 [DD/MM/YY]

Name

The name of the ceased officeholder is

Family name	Given names
POSTEMA	ROBERT CHRISTIAAN

Place of birth (town/city)	(state/country)
SYDNEY	NSW

Date of Birth: 14/07/59 [DD/MM/YY]

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

PAUL NORMAN ONEILE

Capacity

☒ **Company Director**
☐ **Company Secretary**

Signature

Date Signed

1 5 / 0 9 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Aristocrat Leisure Limited

ASIC registered agent number

18071

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ **Signatory above**
☒ **ASIC registered agent above**

Electronic Lodgement Report

Validation Report (VA1)

Orig.
Val file
21/7/04.

ASIC//22.07.2004
ALIDATION REPORT NUMBER //VALID_SE.40

ARISTOCRAT LEISURE LIMITED//18071
P O BOX 808 LANE COVE NSW 1595

TRANS NO. 50443538
DATE/TIME: 22.07.2004 11:05:17

SENT 1
RECEIVED 1
ACCEPTED 1

DOCUMENTS ACCEPTED
001//484//5E1243894//002 818 368//ARISTOCRAT LEISURE LIMITED//12420040721154625

E10 End of validation report**

Electronic Lodgement Report
Validation Report (VA2)

ASIC//22.07.2004
\LIDATION REPORT NUMBER //VALID_SE.41

ARISTOCRAT LEISURE LIMITED//18071
P O BOX 808 LANE COVE NSW 1595

TRANS NO. 50443545
DATE/TIME: 22.07.2004 11:12:52

SENT 1
RECEIVED 1
ACCEPTED 0



DOCUMENTS REJECTED
001//484//002 818 368//ARISTOCRAT LEISURE LIMITED//12420040721154625

m HDa//ZDC//484
V057 Duplicate transmission of an earlier document
Earlier Trans No. : 50443538 transmitted 22-07-2004 11:05
Earlier document : 5E1243894

E10 End of validation report



ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (offi ceholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members register

Company Details

Company Name

Aristocrat Leisure Limited

ACN/ABN

002 818 368

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Person alternate for:

Date officeholder ceased

Date: 08 / 07 / 04 [DD/MM/YY]

Name

The name of the ceased officeholder is

Family name	Given names
PASCOE	JOHN HENRY

Place of birth (town/city)	(state/country)
ROSE PARK	SA

Date of Birth: 10 / 12 / 48 [DD/MM/YY]

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

ROBERT CHRISTIAAN POSTEMA

Capacity

☐ **Company Director**
☒ **Company Secretary**

Signature

Date Signed

2 1 / 0 7 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Aristocrat Leisure Limited

ASIC registered agent number

18071

Queries about this form

can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ **Signatory above**
☒ **ASIC registered agent above**

ASIC
Australian Securities & Investments Commission

5E 1243064
21/7/04

Change to company details

Form 484 - Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2. **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (offi ceholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members register

Company Details

Company Name

Aristocrat Leisure Limited

ACN/ABN

002 818 368

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date

0 2 / 0 7 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
POSTEMA	ROBERT CHRISTIAAN

Place of birth (town/city)	(state/country)
SYDNEY	NSW

Date of Birth

1 4 / 0 7 / 5 9
[D D] [M M] [Y Y]

Former Name

(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

33 MARY STREET

Suburb/City	State/Territory
LONGUEVILLE	NSW

Postcode	Country (if not Australia)
2066	

If an 'Alternate director', for whom

Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form.

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Person alternate for

Date officeholder ceased

Date
0 2 / 0 7 / 0 4
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
Bush	Frank Whittaker Edgell

Place of birth (town/city)	(state/country)
Rose Bay	NSW

Date of Birth
1 3 / 0 9 / 4 3
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

ROBERT CHRISTIAAN POSTEMA

Capacity

☐ **Company Director**

☒ **Company Secretary**

Signature

Date Signed

0 2 / 0 7 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Aristocrat Leisure Limited

ASIC registered agent number

18071

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ **Signatory above**

☒ **ASIC registered agent above**

29/6/04.

Electronic Lodgement Report

Validation Report (VA1)

ASIC//29.06.2004
ALIDATION REPORT NUMBER //VALID_SE.27

ARISTOCRAT LEISURE LIMITED//18071
P O BOX 808 LANE COVE NSW 1595

BON on ✓

TRANS NO. 50438657
DATE/TIME: 29.06.2004 16:01:53

SENT 1
RECEIVED 1
ACCEPTED 1



DOCUMENTS ACCEPTED
001//484//5E1231360//002 818 368//ARISTOCRAT LEISURE LIMITED//38720040629160213

ATTENTION --- Message created 28/06/04 06:00:00 *
* ********* *
* *
* The Treasury announced on 25 June 2004 that from Thursday *
* 1 July 2004, the annual review fee for proprietary *
* companies with a review date after 1 July 2004 will increase *
* from $200 to $212. *
* *
This is the first increase to the annual review fee for *
* proprietary companies since 1 August 1997, and it was made by *
* Treasury under the Corporations (Review Fees) Regulations *
* Amendment Act 2004. *
* *
* We are in the process of updating all invoices that will be *
* sent to proprietary companies with an annual review due on *
* or after 1 July 2004. *
* *
* The annual review fee for proprietary companies with a review *
date before 1 July 2004 will remain at $200, but will *
* increase at their next annual review. *
* *
* The annual review fee for all other companies remains *
* unchanged. *

5E 1251560.
22/7/04.

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 - Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2. **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (offi ceholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members register

Company Details

Company Name

Aristocrat Leisure Limited

ACN/ABN

002 818 368

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
2 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
ONEILE	PAUL NORMAN

Place of birth (town/city)	(state/country)
SYDNEY	NSW

Date of Birth
1 3 / 0 2 / 4 9
[D D] [M M] [Y Y]

Former Name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
88 HARGRAVE STREET

Suburb/City	State/Territory
PADDINGTON	NSW

Postcode	Country (if not Australia)
2021	

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form.

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
   /   /
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

Frank Whittaker Edgell Bush

Capacity

- [ ] Company Director
- [x] Company Secretary

Signature

[signature]

Date Signed

2 9 / 0 6 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Aristocrat Leisure Limited

ASIC registered agent number

18071

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above

*ALL (ASIC Returns)

(Lea Roan)

2560 page 1/1 15 July 2001

ASIC registered agent number	269 - Sydney
lodging party or agent name	Allens Arthur Robinson
office, level, building name or PO Box no	Level 17 The Chifley Tower
street number & name	2 Chifley Square
suburb/city	Sydney state/territory NSW postcode 2001
telephone	(02) 9230 4000
facsimile	(02) 9230 5333
DX number	105 suburb/city Sydney
Ref	MJGS:205171364

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **2560**

Notification of

reduction in share capital details

Corporations Act 2001
256C(5)

Company name	Aristocrat Leisure Limited
A.C.N	002 818 368

- Attach this form to the reduction in share capital documents required to be lodged.

Documents lodged

(tick box)

☒ Subsection 256C(1) - Shareholder approval for reduction in share capital for **equal** reduction.
☐ Subsection 256C(2) - Shareholder approval for reduction in share capital for **selective** reduction.

Documents which must accompany this form:
(i) notice of the meeting; and
(ii) any documents relating to the reduction that will accompany the notice of the meeting sent to shareholders.

Shareholders meeting

Section 256C(5) requires that the above information is lodged with ASIC before the notice of the meeting is sent to members.

Members of companies listed on the Exchange must be given at least 28 days notice of the meeting [s.249HA]
date of proposed meeting (d/m/y) 03/05/2005

Members of companies (other than public listed) must be given at least 21 days notice of the meeting [ss.249H(1)].
The 21 days notice may be shorter, if members with at least 95% of the votes that may be cast at the meeting agree beforehand [ss.249H(2)].

Date of proposed meeting (d/m/y) / / Tick box if ss.249H(2) applies. ☐

Note: If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked (Annexure A) are true copies.

print name	John Carr-Gregg	capacity	Company Secretary
sign here		date	24/03/2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

A ☐ **the Chairman of the Meeting** (mark box) **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person /body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.00a.m. on Tuesday, 3 May 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.

☐ **IMPORTANT: FOR 3 AND 4 BELOW**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of 3 and 4.

Should you desire to direct your proxy how to vote on any resolution please insert X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 Financial Statements	☐	☐	☐
Resolution 2 Re-election of Director Mr AW Steelman	☐	☐	☐
Resolution 3 Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan	☐	☐	☐
Resolution 4 Approval of Long Term Performance Option Plan	☐	☐	☐
Resolution 5 Adoption of New Constitution	☐	☐	☐
Resolution 6 Equal Capital Reduction	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

ALL PRX142

aristocrat


ARISTOCRAT

Notice of Annual General Meeting and Explanatory Statement

Tuesday 3 May 2005

Aristocrat Leisure Limited ABN 44 002 818 368

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date Tuesday, 3 May 2005
Time 10.00 a.m.
Location Ballroom 1, Star City
80 Pyrmont Street, Pyrmont NSW 2009

Business

Financial Statements

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 1

"That the Financial Report of the Consolidated Entity in respect of the year ended 31 December 2004 and the Directors' and Auditor's Reports thereon, be received by the Members of the Company".

(Refer to the Explanatory Statement annexed for more details)

Election of Director

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 2

"That Mr AW Steelman who, in accordance with Article 12.3 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

(Refer to the Explanatory Statement annexed for more details)

Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 3

"That Mr PN Oneile, Managing Director and Chief Executive Officer, be granted 68,343 performance share rights pursuant to the Company's Long Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14".

Short Explanation

On 21 December 2004, a Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights pursuant to the Company's Long Term Performance Share Plan ("PSP") for 2004 to Mr PN Oneile, Managing Director and Chief Executive Officer. The PSP is summarised in the Explanatory Statement. The Board of Directors recommends to shareholders an allocation for 2005 of 68,343 performance share rights. The ultimate allocation of shares to Mr PN Oneile pursuant to such share performance rights will depend on the Company's performance over a three year period which commenced on 1 January 2005.

(Refer to the Explanatory Statement annexed for more details)

Approval of Long Term Performance Option Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 4

"That the Aristocrat Long Term Performance Option Plan, the principal terms of which are summarised in the Explanatory Statement to this Notice of Meeting, and the issue and exercise of options under that plan, be approved for all purposes (including as an exception to ASX Listing Rule 7.1)."

Short Explanation

The Long Term Performance Option Plan ("POP") is an executive incentive scheme to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the Board within a set performance period.

The POP is not intended to provide eligible employees with additional remuneration but to permit the use of a mix of performance share rights and options (rather than just performance share rights) in setting individual remuneration arrangements.

(Refer to the Explanatory Statement annexed for more details)

Adoption of New Constitution

To consider and, if thought fit, pass the following resolution as a Special Resolution:

Resolution 5

"That the Constitution in the form produced at the meeting and signed by the Chair for the purposes of identification be approved and adopted to replace the existing Constitution (previously called the Memorandum and Articles of Association) of the Company, with effect from the date upon which the Directors announce to the Australian Stock Exchange that the Company has received any necessary approvals from regulatory authorities or legislative bodies."

Short Explanation

The Board believes that the existing Constitution of the Company should be updated to reflect changes in law and practice over recent years. Due to the significant number of amendments that are required, adopting a new Constitution rather than amending the current Constitution is considered a more practical means of achieving this objective. The change will not be effective until after all necessary approvals from relevant authorities are obtained.

(Refer to the Explanatory Statement annexed for more details)

Equal Capital Reduction

To consider and, if thought fit, pass the following resolution as a Special Resolution:

Resolution 6

"That the following reduction of share capital of the Company is approved for all purposes including for the purposes of section 256C(1) of the Corporations Act:

(a) a reduction of the share capital account of the Company by up to A$0.21 for each fully paid ordinary share on issue on the record date ("Record Date") to be set by the Directors of the Company for this purpose, but without any cancellation of any issued share; and

(b) with the reduction in respect of each ordinary share being effected and satisfied by the Company paying to the holders of ordinary shares as at the Record Date the sum of up to A$0.21 for each ordinary fully paid share at the Record Date, with the payment to be effected at a time determined by the Directors of the Company and in the manner provided at that time by the Constitution of the Company for the payment of dividends ("Payment Date"),

subject to the following occurring within 3 months of the date of this notice:

(i) the Company receiving a Class Ruling from the Commissioner of Taxation in a form acceptable to the Directors; and

(ii) having regard to the Class Ruling, the Directors determining the amount of the capital return per ordinary share (but not to exceed A$0.21 per ordinary share); and

(iii) the Directors causing an announcement to be made to the Australian Stock Exchange including the following: the amount of the capital return per ordinary share (but not to exceed A$0.21 per ordinary share), the Record Date and the Payment Date,

with this resolution to take effect from the time of the announcement under paragraph (iii)."

Short Explanation

Following the announcement made on 22 February 2005, the Company is proposing an equal capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately A$100 million in total). The capital return is conditional upon shareholder approval by special resolution (as prescribed by Article 9.2 of the Company's current Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return. The Record Date will be set by the Directors.

(Refer to the Explanatory Statement annexed for more details)

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 or 4 by a Director of the Company and by any associate of any such person. The Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Determination of Entitlement to Attend and Vote

For the purposes of determining entitlement to vote at this meeting, shares will be taken to be held by the persons who are registered as members at 10.00 a.m. Sydney time on Sunday, 1 May 2005.

By order of the Board



Bruce J Yahl
Company Secretary
Sydney
31 March, 2005

Proxies

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the Corporations Act and the Member's constitution. A proxy need not be a Member of Aristocrat Leisure Limited.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail, (address the envelope to: - Aristocrat Leisure Limited; C/- ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, New South Wales 1235, Australia); or
- by fax directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number (02) 9420 1352 or sent to the Registrar's fax number (02) 9287 0309 ; or
- by delivery to: -
  - the registered office of Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia marked for the attention of the Company Secretary; or
  - the Share Registry - ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales 2000, Australia.

A proxy form must be received not later than 48 hours before the time for holding the meeting, otherwise it will be invalid.

A proxy form, which is signed under power of attorney or other authority, must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority certified as a true copy by statutory declaration, unless it has previously been produced to the share registry.

Explanatory statement

Resolution 1

Financial Statements

This resolution calls for Members to resolve formally to receive the financial report for the year ended 31 December 2004 (which includes all the financial statements and notes) and the reports of the Directors and the Auditor. The Auditor will be in attendance at the Meeting and can answer questions on the conduct of the audit and the contents of their Report.

Resolution 2

Election of Director

Article 12.3 of the Company's Articles requires that at the Annual General Meeting in every year one third of the Directors of the Company for the time being (or the number nearest to one third) retire and offer themselves for re-election. The Managing Director is not subject to rotation and is not to be taken into account in determining the one third nor are Directors who are standing for election for the first time.

As at the date of this Notice of Meeting, the Board of the Company comprised four Non-executive Directors who are subject to rotation and therefore the Director with the longest service since his last election, Mr AW Steelman, is required to retire and offers himself for re-election.

The Board recommends that Mr AW Steelman be considered for re-election.

Mr AW Steelman, BA, MLA
Age: 62 Years

Business Experience:

- Former US Congressman
- Advisor, Alexander Proudfoot Consulting Board of Advisers
- Board Member, Texas Growth Fund
- Former Board Member, Sterling Software
- Former President, Maxeger Technology
- Management Consultant with international experience in software, gaming strategy and government regulation

Mr AW Steelman has no material interest in any contract or relationship with the Company other than in relation to his directorship.

Resolution 3

Approval of Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan

On 21 December 2004, a Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights pursuant to the Company's Long Term Performance Share Plan ("PSP") for 2004 to Mr PN Oneile, Managing Director and Chief Executive Officer. The Company's PSP is summarised below. If this resolution is passed, the grant of 68,343 performance share rights will be part of Mr PN Oneile's remuneration for 2005. However, the ultimate allocation of shares to Mr PN Oneile pursuant to such share performance rights will depend on the Company's performance over a three year period which commenced on 1 January 2005 and otherwise subject to the performance criteria and performance period specified by the Board of Directors (the "Performance Criteria" and the "Performance Period" respectively).

Recommendation to Shareholders as to Appropriate Number of Performance Share Rights

As announced on 22 December 2004 ("Managing Director's Package Update"), the Board determined that Mr PN Oneile's long term incentive ("LTI") be set at 55% of his base salary in respect of 2005. It was also announced, at that time, that Mr PN Oneile's salary had been reviewed and had been set at $1.225 million per annum. Advice had been obtained from Mercers, remuneration planning consultants, as to the appropriate level and form of LTI to be offered to Mr PN Oneile. In accordance with that advice and the announcement on 22 December 2004, the Board recommends the grant of 68,343 performance share rights. The recommended number of performance share rights has been calculated as 55% of $1.225 million (i.e. $673,750) divided by $9.8584, being the weighted average price of Aristocrat shares during the five trading days prior to commencement of the Performance Period.

Summary of Performance Share Plan Rules ("PSP Rules")

The PSP is an employee incentive scheme, introduced in 2004, intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism and to provide employees with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of employees with the interests of shareholders. To achieve this aim, the PSP provides for employees to be offered conditional entitlements to fully paid ordinary shares in the Company such that shares may be offered and issued to employees, subject to meeting Performance Criteria within a set Performance Period. A full copy of the Plan is available on request.

a) Allocation

If the Performance Criteria are satisfied at the end of the Performance Period, the PSP provides for shares to be "allocated" to the employee and registered in the employee's name subject to disposal restrictions until the employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the PSP. Shares allocated to the employee under the PSP may be forfeited by the employee, but only in limited circumstances such as where the employee acts fraudulently or dishonestly.

b) On Market Purchase

The PSP permits the Company, in its discretion, to issue or acquire shares on-market which are then registered in the employee's name or in the name of an agent or trustee on behalf of the employee prior to the employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied. These are called "Unallocated Shares". The rights of an employee to Unallocated Shares will expire and they will be forfeited and sold or allocated to another employee or employees pursuant to the PSP, the Performance Option Plan ("POP"), subject to Resolution 4 being passed, or the General Employee Share Plan if the Performance Criteria are not satisfied.

c) The Comparator Group

The Comparator Group comprises 50 ASX listed companies of a similar size, based on the average market capitalisation of the Company for the 3 months up to 1 January 2005, excluding financial services companies, property trust/investment and resources companies. If any of the companies in the Comparator Group ceases to exist in its current form for any reason other than its liquidation or if the Board determines in its discretion that a company should no longer be in the Comparator Group because of an anomaly, distortion or other event that is not directly related to the financial performance of that company, that company will cease to form part of the Comparator Group. The same Comparator Group applies to both the Total Shareholder Return and Earnings Per Share Growth measures described below. The Total Shareholder Return and Earnings Per Share growth of all Comparator Group companies and the Company will be ranked at the end of the Performance Period.

d) Total Shareholder Return Performance Test

50% of the shares which are the subject of this allocation will be issued upon the Company achieving a Total Shareholder Return ("TSR") target over the Performance Period. A vesting scale determines how many shares are allocated. The TSR is the return to shareholders calculated by reference to share price appreciation plus dividends expressed as a percentage of the investment. The TSR therefore reflects the increase in value delivered to shareholders over the Performance Period. In summary, the TSR target is the achievement of a TSR ranking above the 50th percentile by the Company against the individual TSRs of the companies comprising the Comparator Group (see paragraph c) above). The Performance Period applicable to the proposed offer to Mr PN Oneile is 1 January 2005 – 31 December 2007.

In summary:

- None of the 50% of the shares which are the subject of this allocation (such 50% comprising "the relevant shares") will be allocated if the Company's TSR is below the 50.1 percentile;
- At the 50.1 TSR percentile ranking, 45% of the relevant shares will be allocated to the employee;
- If the Company's TSR ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- If the Company's TSR ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- This is represented in the table in paragraph f) below.

e) Earnings Per Share Performance Test

50% of the shares which are the subject of this allocation will be issued upon the Company achieving an Earnings Per Share ("EPS") growth target over the Performance Period. A vesting scale determines how many shares are allocated. EPS growth is the percentage increase in "basic" EPS over the Performance Period. In determining EPS growth, adjustments will be made for the Company and the Comparator Group companies for designated capital management initiatives. EPS growth for Comparator Group companies will be determined based on the last 3 annual reported results of each company as released by 28 February 2008. In summary, the EPS growth target is the achievement of an EPS ranking above the 50th percentile by the Company against the individual EPS growth recorded by the companies comprising the Comparator Group (see paragraph c) above). The Performance Period applicable to the proposed offer to Mr PN Oneile is 1 January 2005 – 31 December 2007.

In summary:

- None of the 50% of the shares which are the subject of this allocation (such 50% comprising "the relevant shares") will be allocated if the Company's EPS growth is below the 50.1 percentile;
- At the 50.1 EPS growth percentile ranking, 45% of the relevant shares will be allocated to the employee;
- If the Company's EPS growth ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- If the Company's EPS growth ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- This is represented in the table in paragraph f) below.

f) EPS Growth and TSR Criteria: Illustrative Table

The link between performance and the percentage of the relevant shares allocated is represented in the following table:

Company Performance (TSR and EPS Growth Percentile Ranking)	% of Offered Shares allocated
Up to the 50.1 percentile	0%
At the 50.1 percentile	45%
At the 55th percentile	50%
At the 60th percentile	62.5%
At the 65th percentile	75%
At the 70th percentile	87.5%
75th percentile or above	100%

g) Subsequent Participation in PSP

Mr PN Oneile will next be eligible to participate in the PSP effective from 1 January 2006. Details of Mr PN Oneile's participation at that time will be provided to shareholders for their consideration and approval at the Annual General Meeting of the Company in May 2006.

h) Cessation of Employment and Change of Control

When an employee participating in the PSP ceases to be employed by Company, that employee's right to participate in the PSP ceases and all rights lapse unless the Board determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board, shares should be allocated to the employee (or his or her estate) pro rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria. There is an automatic pro rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company.

Effect of Resolution

If this resolution is passed, the grant of rights to shares in the Company will be part of Mr PN Oneile's remuneration for 2005.

However the allocation of those shares to Mr PN Oneile will depend on the Company's performance over a three year period commencing on 1 January 2005 and otherwise subject to the PSP Rules.

Subject to shareholder approval, Mr PN Oneile is to be offered 58,343 performance share rights pursuant to the PSP.

ASX Listing Rule 10.14

Pursuant to ASX Listing Rule 10.14, the following information is provided to shareholders:

1. Mr PN Oneile is the Chief Executive Officer and Managing Director of the Company.
2. The maximum number of securities that may be acquired by Mr PN Oneile under this 2005 PSP offer is 58,343 shares.
3. The shares will be allocated to Mr PN Oneile, for no consideration, at the end of the Performance Period to the extent that the Performance Criteria under the PSP are satisfied.
4. No person has yet received any allocation of shares pursuant to the PSP as the first Performance Period is still running. On 21 December 2004, the Special General Meeting of Shareholders of the Company approved the allocation of 380,000 performance share rights to Mr PN Oneile and such rights have been issued to him.
5. The only Director of the Company entitled to participate in the PSP is Mr PN Oneile. No associate of any Director or other person described in ASX Listing Rule 10.14.3 will receive securities under the PSP.
6. A voting exclusion statement is included in this Notice of Meeting in relation to this Resolution.
7. No loan is applicable to the proposed offer to Mr PN Oneile.
8. Details of any securities issued under the PSP will be published in each annual report of the Company relating to a period in which securities have been issued, and that approval for the issue of the securities was obtained under ASX Listing Rule 10.14.
9. The share rights provided for in the PSP will be issued to Mr PN Oneile immediately after the Annual General Meeting of the Company on 3 May 2005. The shares that may be issued to Mr PN Oneile pursuant to those share rights will not be issued, if at all, until January 2008, at the earliest, subject to Performance Criteria being met, other than in the event of circumstances set out in paragraph h) above. The shares that may be issued to Mr PN Oneile pursuant to these share rights must, however, be issued no later than three years after the date of the annual general meeting which approves the grant of the share rights.

Resolution 4

Approval of Long Term Performance Option Plan

Approval is sought from shareholders for the Long Term Performance Option Plan ("POP"), which is summarised below. A full copy of the POP is available on request.

The Company is adopting a new approach to the reward of senior employees whose actions and decisions are of strategic and operational significance to the Company ("Eligible Employees"). The new approach focuses on rewarding Eligible Employees with a mixture of reward components as described below (to be determined as appropriate from time to time and with reference to particular Eligible Employees and groups of Eligible Employees). Pursuant to this new approach, Eligible Employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component which is currently limited to the PSP.

The POP is not a means of increasing the remuneration that the Company offers to Eligible Employees but provides the Company with greater flexibility in terms of determining the appropriate mix of remuneration packages for Eligible Employees. The POP will permit the Company to provide Eligible Employees with a long term incentive comprising a mix of performance options and performance share rights.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the Eligible Employee dependent on the satisfaction of performance criteria and within a performance period specified by the Board of Directors (the "Performance Criteria" and "Performance Period", respectively). By contrast, share rights allocated pursuant to the current PSP deliver the whole value of fully paid shares to the Eligible Employee.

The POP provides the Company with additional flexibility in terms of tailoring remuneration packages for Eligible Employees by requiring the Eligible Employee to pay an exercise price in order to benefit from the options. This is different to the PSP.

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be "allocated" and registered in the name of the Eligible Employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the Eligible Employee is entitled to have the disposal restrictions lifted, in accordance with the Rules of the POP. Shares allocated under POP may be forfeited by the Company, but only in limited circumstances such as where Eligible Employees act fraudulently or dishonestly.

The POP Rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the Eligible Employee or in the name of an agent or trustee on behalf of the Eligible Employee prior to the Eligible Employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called Unallocated Shares. Rights to Unallocated Shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

Further details are set out in Appendix A.

Resolution 5

Adoption of New Constitution

Since the Company's Articles of Association were last amended in November 1998, the law relating to companies has been changed a number of times. The Corporations Law is now the Corporations Act 2001, what were the Articles of Association are now called the Constitution and the Memorandum of Association has been abolished.

Shareholder approval is sought for the adoption of a new Constitution for the Company (the New Constitution). If the special resolution seeking the approval is passed, the New Constitution will be effective from the date upon which the Directors announce to the Australian Stock Exchange that the Company has received any necessary approvals from regulatory authorities or legislative bodies.

The Board believes that the existing Constitution of the Company (the Current Constitution) should be updated to reflect changes in law and practice over recent years. Due to the significant number of amendments that are required, adopting the New Constitution rather than amending the Current Constitution is considered a more practical means of achieving this objective.

Copies of the New Constitution and a mark-up between the New Constitution and the Current Constitution can be obtained from the Company's website www.aristocratgaming.com or by contacting John Carr-Gregg, Company Secretary on (02 9413 6666) or Vanessa Gilbert, Assistant Company Secretary on (02 9413 6643) either prior to or at the Annual General Meeting.

The following are the key proposed changes:

- enhancing communication with shareholders through electronic means;
- expressly allowing the Company to make payments to shareholders, such as dividends, by direct credit to bank accounts;
- updating any provisions required by the Corporations Act or ASX Listing Rules to be contained in a listed company's constitution so that they reflect the current Act and Rules;
- deleting provisions from the Current Constitution which merely repeat provisions from the Corporations Act or ASX Listing Rules where such repetition is not required;
- improving procedural provisions relating to company meetings;
- addressing shortcomings in the Corporations Act dealing with proxies; and
- allowing the Company to sell the shares of shareholders who have less than a marketable parcel (subject to the right of shareholders to elect to keep their shares).

The Directors consider that the adoption of the New Constitution is in the best interests of the shareholders and recommend that shareholders vote in favour of the resolution.

More detail on the changes to the Constitution can be found in Appendix B.

Resolution 6

Equal Capital Reduction

Following the announcement made on 22 February 2005, the Company is proposing a pro-rata capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately $100 million in total). The capital return is conditional upon shareholder approval by special resolution (as prescribed by Article 9.2 of the Company's Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return.

The capital return is proposed to be an equal capital reduction for each fully paid ordinary share on issue on the Record Date. The Record Date will be set by the Directors as soon as practical after a satisfactory Class Ruling is received.

More details are set out in Appendix C.

Appendix A: Summary of POP

The POP is a new employee incentive scheme intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism and to provide appropriate senior employees ("Eligible Employees") with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of Eligible Employees with the interests of shareholders. No options have yet been issued under the POP.

1. Performance Criteria

The POP provides for Eligible Employees to be offered options in respect of fully paid ordinary shares in the Company such that Shares may be offered and issued to Eligible Employees, subject to meeting Performance Criteria specified by the Board within a set Performance Period and subject to the exercise of the options.

2. Exercise Price

The Board will set the exercise price in respect of options. Typically, it will be the value of the underlying fully paid shares at grant.

3. Allocation

If the Performance Criteria as set by the Board are satisfied at the end of the Performance Period, the POP provides, subject to the exercise of options and the payment of the option exercise price, for shares to be "allocated" to the Eligible Employee and registered in the Eligible Employee's name subject to disposal restrictions until the Eligible Employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the POP. Shares allocated to the Eligible Employee under the POP may be forfeited by the Eligible Employee, but only in limited circumstances such as where the Eligible Employee acts fraudulently or dishonestly.

4. On Market Purchase

The POP permits the Company, in its discretion, to issue or acquire ordinary shares on-market which are then registered in the Eligible Employee's name or in the name of an agent or trustee on behalf of the Eligible Employee prior to the Eligible Employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the exercise of options. For the purposes of POP, these are called "Unallocated Shares".

The rights of an Eligible Employee to Unallocated Shares and the associated options will expire and they will be forfeited and sold or re-allocated to another Eligible Employee pursuant to a further offer pursuant to the POP or the PSP if the Performance Criteria are not satisfied.

The purchase of shares on market for this purpose would avoid any dilution of shareholders and is accordingly regarded by the Board as in the interests of shareholders if it can be achieved in the circumstances prevailing at the relevant time.

5. Cessation of Employment and Change of Control

When an Eligible Employee participating in the POP ceases to be employed by Company, that Eligible Employee's right to participate in the POP ceases and all rights lapse unless the Board determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board, shares should be allocated to the Eligible Employee (or his or her estate) pro rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria (subject to the exercise of options and payment of the exercise price within 6 months of the Eligible Employee ceasing to be employed by the Company).

There is an automatic pro rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company (subject to the exercise of options and payment of the exercise price within 3 months of the change of control).

Appendix B: Explanation of Changes to Constitution

1. Communication with shareholders through electronic media

A number of clauses are to be amended to enhance the ability of the Company to use appropriate technology in relation to the holding of general meetings and Directors' meetings by use of technology, voting electronically at general meetings, distributing electronic notices and utilising electronic proxy forms. For example, this is reflected in new Clause 1.2(f) which extends the concept of writing to electronic communication and in Clause 11.28.

2. Direct credit to bank accounts

The Directors will be expressly authorised under the New Constitution to pay dividends and other amounts to shareholders by directly crediting to an account with a bank or other financial institution nominated by the shareholder. The Directors believe that this is a faster and safer method of paying dividends (see Clause 18.13).

3. Updating provisions

Various provisions are to be updated to reflect the current state of the law including the following. Clause 12.3 deals with Directors being required to submit for re-election. It is to be amended to delete the provision requiring one third of the Directors to retire each year, as this is no longer required by the ASX Listing Rules. However a Director is required to retire after 3 years following election so a Director's term remains limited in substantially the same way. Clause 18.1 is to be changed to reflect the amendment to section 254V of the Corporations Act which no longer requires a "declaration" of a dividend such that the Directors may now merely "determine" that a dividend is payable.

4. Deleting repetition

The Current Constitution of the Company includes several articles which merely repeat what is in the Corporations Act and the ASX Listing Rules eg Clause 2.4 which repeats the ASX Listing Rule prohibition on issues to Directors or associates, Clause 2.5 dealing with class rights, Clause 2.9 which permits the payment of brokerage and commission and Clause 9 which deals with the power of the Company to alter capital. These repetitious provisions and others in this category are to be deleted or shortened.

5. Procedural provisions relating to company meetings

A number of changes to Clause 11 are proposed including: limiting substantive resolutions to be considered by a general meeting to those resolutions set out in the notice of meeting (Clause 11.2), the quorum for a shareholders meeting is to be increased to 10 as it is considered inappropriate to hold a meeting with fewer shareholders (Clause 11.3), detailing the procedure for the chair to temporarily withdraw and later resume his or her role during the proceedings (Clause 11.7) and detailing the powers of the chair (Clause 11.6).

6. Shortcomings in the Corporations Act dealing with proxies

Clause 11.25 is to be amended to provide that Directors and officers who are proxies must vote on a poll as directed. This goes beyond the current state of the law (s250A(4)) which requires only the chair to vote proxies on a poll as directed.

7. Small holdings

Pursuant to ASX Listing Rule 15.13, new Clause 7A will allow the Company to sell the shares of shareholders who have less than a marketable parcel of shares after complying with the procedure set out in the Constitution and the ASX Listing Rules. A small shareholder is a person whose parcel of shares is worth less than $500. Shareholders will be given at least 6 weeks written notice of the intention to invoke the relevant provisions and can elect to retain their non-marketable parcel if they so wish. The intention behind this provision is to reduce administrative costs.

8. Proportional Takeover Approval

The Current Constitution includes provisions which prohibit the registration of a transfer resulting from a proportional takeover until a resolution to approve the bid is passed in accordance with the Corporations Act (called a Takeover Approval Provision). Under the Corporations Act a company is empowered to include a Takeover Approval Provision in its constitution with the approval of shareholders. These provisions were last renewed in the Current Constitution in 2002. The New Constitution will include, as a new Clause 24, a Takeover Approval Provision. In accordance with the Corporations Act, the Takeover Approval Provision, to remain operative, will need to be renewed by special resolution of the shareholders 3 years after being adopted.

Effect of adoption of Takeover Approval Provision

Under a proportional bid, the bidder seeks a certain percentage of each shareholder's parcel of shares. The effect of adoption of the Takeover Approval Provision is that if a proportional takeover offer is received, the Directors are required to convene a meeting of shareholders (or a postal ballot) to consider approving the offer. Shareholders are provided with the opportunity of voting upon a resolution to approve or reject the proportional takeover. If the resolution is approved, transfers of shares under the proportional takeover offer will be registered (provided that in all other respects things are in order for registration). If the resolution is rejected, registration of the transfers is prohibited and the offer is deemed to be withdrawn.

Reasons for including the clause in the New Constitution

A proportional takeover can result in a change in effective control of the Company. The purpose of the Takeover Approval Provision is that it provides shareholders with a democratic process to express their collective views in a formal way, rather than leaving the issue to each individual's decision as to whether or not to accept or reject the offer.

No presently proposed acquisitions

The Directors are not aware, as at the date on which this Notice of Meeting was issued, of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

Advantages and disadvantages

The main concern with a proportional bid from the point of view of shareholders is that it "locks in" shareholders, who can see control pass without the opportunity to make a complete exit. This is because the bidder is not offering to buy all of each holder's shares. Consequentially, there is an advantage to shareholders in providing a mechanism whereby the Company as a whole can preclude that outcome. The disadvantages of the Takeover Approval Provision for shareholders include that, as a practical matter, it may deter the making of proportional bids, thereby reducing the likelihood of that type of bid being made. As regards the advantages and disadvantages of the Takeover Approval Provision for the Directors, it is the Directors' view that there are none, as the inclusion of the Takeover Approval Provision does not affect their ability to make such recommendations as they consider appropriate in relation to any potential proportional takeover.

Appendix C: Proposed Reduction of Capital

1. Background and Reasons for the Proposal

The proposed capital return ("the capital return") forms part of the Company's active capital management strategy and its commitment towards maximising shareholder returns.

In August 2004, the Company announced a $100 million on-market share buy-back. As at 22 March 2005, approximately $10.7 million worth of shares had been bought back. The time required to complete the buy-back will largely depend on market conditions and future investment opportunities.

In addition to the on-market buy-back program, and as a result of the Company's ongoing strong cashflows, the Company is well positioned to make a return of capital to shareholders of up to approximately $100 million. The Company's strong earnings and cashflow mean it is able to undertake the proposed capital return without adversely affecting its ongoing growth opportunities. The Company continues to evaluate a range of investment opportunities and remains committed to pursuing growth while maximising returns to shareholders.

The capital return will not prejudice the Company's ability to pay its creditors.

2. Terms of Proposal

The Company is proposing a pro-rata capital return to shareholders of up to A$0.21 per fully paid ordinary share (approximately A$100 million in total).

The capital return is conditional upon shareholder approval by Special Resolution (as prescribed by Article 9.2 of the Company's Constitution) and upon the Company receiving a Class Ruling from the Australian Taxation Office in a form acceptable to the Directors. No shares will be cancelled as a result of the capital return.

The capital return is proposed to be an equal capital reduction for each fully paid ordinary share on issue as at 7.00 p.m. on the Record Date. The Record

Date will be set by the Directors as soon as practical but no later than three months from the date of this notice.

3. Directors' Recommendation

The Directors have assessed the range of capital management alternatives available to the Company and believe the capital return is the best mechanism to achieve the Company's capital management objectives.

The Directors are of the opinion that the capital return is fair and reasonable to all shareholders and unanimously recommend that shareholders vote in favour of the proposed resolution. No Director of the Company will receive any payment or benefit of any kind as a consequence of the proposed return of capital other than as a shareholder of the Company or by way of adjustments to performance share rights as detailed on page 11 of this Notice of Meeting.

4. Effect on the Company

(i) Impact on Capital Structure

After the proposed capital return, the number of fully paid ordinary shares on issue will remain the same but the share capital of the Company will be reduced by up to approximately A$100 million, representing a return per fully paid ordinary share of up to A$0.21.

(ii) Financial Implications for the Company

The key financial implications of the capital return on the Company are as follows:

- the Company's share capital will be reduced by the total size of the capital return, ie by up to approximately A$100 million;
- the Company's total interest expense (net of interest income) is expected to increase as a result of the capital return. Such increased interest costs would be reflected in the after tax earnings and would reduce earnings per share and return on equity for the financial year ending 31 December 2005 and for later years; and
- interest cover and gearing will remain well within the Company's target levels following the proposed capital return.

(iii) Funding for the Capital Return

The capital return will be funded from cash reserves.

(iv) Taxation Implications

No adverse income tax consequences should arise for the Company from the capital return.

(v) Growth Strategies and Future Acquisitions

The capital return will not materially impact the Company's capacity to fund growth and future acquisitions, given the profitability of its existing businesses, the strong operating cashflow of the Company and its capacity to raise debt and equity financing, if required.

5. Effect on Shareholders

(i) Generally

Subject to shareholder approval and other conditions precedent, shareholders will receive a cash payment of up to A$0.21 per fully paid ordinary share held as at the Record Date. The capital return will not result in the cancellation of any shareholder's shares or the dilution of any shareholder's shareholding in the Company (other than as disclosed in paragraph (iii) on page 11 in relation to option plans and, subject to the Board's discretion, performance share rights).

(ii) Taxation

The income tax consequences of the capital return will depend on the personal circumstances of each shareholder. The Company recommends that each shareholder seeks professional tax advice to confirm the specific tax treatment of the capital return. The following is a brief commentary on the potential income tax implications of the capital return. These comments are of a general nature and are not specific to individual circumstances. The Company accepts no liability in respect of the comments in this section.

The Company has sought a Class Ruling from the Australian Taxation Office in relation to the tax treatment of the capital return to the shareholders. The capital return is conditional on the Class Ruling confirming that the Australian tax consequences will be as set out below.

Dividend: The capital return will not be treated as a dividend for Australian income tax purposes.

Capital Gains Tax: Where the shares are held on capital account, the capital gains tax ("CGT") treatment should be as follows:

(1) Resident shareholders

(i) Pre-CGT shares

Shareholders who acquired their shares before 20 September 1985 will not be subject to CGT in respect of the capital return as any capital gain will be disregarded for Australian CGT purposes.

(ii) Post-CGT Shares – capital return less than cost base

Where shareholders acquired shares on or after 20 September 1985 and the capital return is less than the cost base of those shares for CGT purposes, the shareholders will not realise a capital gain from the capital return in respect of those shares but the cost base and reduced cost base of the shares will be reduced by the amount of the capital return.

(iii) Post-CGT shares – capital return exceeds cost base

Where shareholders acquired shares on or after 20 September 1985 and the capital return is greater than the cost base of the shares for CGT purposes, the shareholders will realise a capital gain from the capital return to the extent that the capital return exceeds the cost base of the shares for CGT purposes.

Generally, shareholders who acquired a share on or after 20 September 1985 but on or before 11.45 a.m. on 21 September 1999 (by legal time in the Australian Capital Territory) will be entitled to indexation of the cost base. However, shareholders who are individuals, trusts or complying superannuation entities may be entitled to choose to calculate their capital gain from the capital return using either:

- the difference between the amount of the capital return and the indexed cost base of the shares (indexed to 30 September 1999); or
- the discount capital gains provisions (see below).

Broadly, shareholders who are individuals, trusts or complying superannuation entities who have held their shares for at least 12 months prior to the capital return may choose to apply the discount capital gains provisions to reduce any capital gain realised on the capital return as follows:

Entities	Discount percentage
Individuals/trusts	50%
Complying superannuation entities	33 ⅓%

For shareholders who acquired shares after 11.45 a.m. on 21 September 1999, those shareholders will only be entitled to use the discount capital gains provisions provided that they satisfy all the conditions to qualify for the CGT discount (broadly as set out above).

(2) Non-resident shareholders
Non-resident shareholders will not be liable to CGT in respect of the capital return provided that they and their associates have not, at any time during the five years preceding the capital return, beneficially owned at least 10% (by value) of the shares in the Company.

Shareholders who hold shares on revenue account with a profit making intention or as trading stock should seek their own tax advice in relation to the Australian tax implications of the proposed capital return.

(iii) Effect on Convertible Bonds and Share and Option Plans
Bonds
The Company issued US$130 million of 5% Convertible Subordinated Bonds Due May 2006 in 2001 ("Bonds"). The bond indenture ("the Indenture") contained an error in the stated exchange rate, specifically a transposition of $A0.514 = $US1.00 instead of $US0.514 = A$1.00. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the Conversion Price. At the proper exchange rate, this condition was met on 22 November 2004. Consistent with its view of the parties' agreement, on 20 December 2004, the Company called for redemption of its bonds, issued a notice of redemption to the bondholders and filed a declaratory action in the United States District Court for the Southern District of New York to reform the Indenture and to clarify its rights under the Indenture. Subject to the foregoing, in the event that any bondholders still retain conversion rights under the Indenture or have submitted effective Conversion Notices thereunder, the Company notes that, under the Indenture, the Conversion Price of the Convertible Bonds is subject to an anti-dilution adjustment if, among other things, the Company makes any "Capital Distribution" to the Ordinary Shareholders. A "Capital Distribution" means any dividend charged or provided for in the Company's accounts for any financial period if the per share amount of the dividend, plus the per share amount of other dividends during the financial period, exceed a certain percentage designated by the Indenture. The proposed capital return by the Company, even together with the recently declared A$0.04 per share dividend, will not exceed the applicable percentage for 2005 and will not constitute a Capital Distribution that requires an anti-dilution adjustment to the Conversion Price.

Employee Share and Option Plans
The Company has issued options, share rights and shares under its employee share and option plans. In summary:

- where ordinary shares have already been issued to any person under any plan, such issued ordinary shares will participate in the capital reduction if issued prior to the Record Date. This will apply to the Company's General Employee Share Plan.
- where options or rights to shares exist and there is an amount payable on exercise of these options or share rights ("exercise price"), that exercise price per share will be reduced by the capital reduction amount per share. As no options have yet been issued under the POP referred to earlier in this notice, this will not apply to it. However, there are options outstanding under the Company's Employee Share Option Plan and these options will be adjusted in this manner.
- where there is no exercise price as is the case for share rights under the PSP, the Board, in its discretion, may determine that the number of rights previously granted to an employee be altered in accordance with the PSP rules.

A letter will be sent to affected holders.

6. Timing and trading implications
Subject to the capital return proceeding, it will take effect in accordance with the timetable to be agreed with the Australian Stock Exchange and notified to the market. Full details of the Record Date, Payment Date and any other dates relevant to the proposed capital return will be announced following receipt of a satisfactory Class Ruling from the Australian Tax Office.

7. Payment methods
If the proposed capital return is approved by shareholders, the payment of the capital return will ordinarily be satisfied by sending a cheque to those persons who are shareholders as at the Record Date.

Shareholders who have completed and returned to the Company, or the Company's share registry, an instruction for direct crediting of dividend payments, will receive the capital return, if approved, in the manner they have instructed in relation to the direct crediting of dividends.

Shareholders who have not previously completed and returned to the Company or the Company's share registry an instruction for direct crediting of dividend payments to a designated bank account will have received with this Notice of Meeting a direct credit authority form. If a shareholder wishes to have their entitlement to the proposed capital return (and future dividends) deposited to the same designated bank account rather than receive a cheque, the shareholder must complete the enclosed direct credit authority form and return it to the share registry so that it is received before the Record Date. While the Company will endeavour to comply with shareholder requests, it reserves absolutely the right to satisfy entitlements to the proposed capital return by cheque. Payment is effected at the risk of the shareholder.



GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 2560.

Signature

This form must be signed by a director or secretary of the company.

Lodging period

Before the notice is sent to members.

(At least 29 days before members' meeting of a public listed company).

(At least 22 days before members' meeting of a company other than a public listed company).

Lodging Fee

Nil.

A receipt will not be issued unless requested.

Other forms to be completed

As per form instructions

Additional Information

Refer Chapter 2J - Transactions affecting share capital (s.256B - 256F).

Shareholders are also referred to as members.

The resolution for equal reduction passed under S256C(1) is not required to be lodged.

The resolution passed under S256C(2) must be lodged on a Form 2205 within 14 days after it is passed.

Any reduction of shares must be notified to ASIC on Form 484 once the action has been completed.

Send to

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure.

The annexure must be signed by the same person(s) who signed the form.